As filed with the U.S. Securities and Exchange Commission on January 21, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SABRE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	7370	20-8647322
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Sterling L. Miller, Esq.

General Counsel & Corporate Secretary

Sabre Corporation

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000

Telecopy: (682) 605-7523

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

David Lopez, Esq. Pamela L. Marcogliese, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Julie H. Jones, Esq. Craig E. Marcus, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Amount of registration fee
Common stock, $0.01 par value per share	$100,000,000	$12,880

(1)	Includes shares that the underwriters have an option to purchase from the registrant and the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to Completion)

Dated January 21, 2014

             Shares

Sabre Corporation

Common Stock

This is our initial public offering, and no public market currently exists for our common stock. Sabre Corporation is offering              shares of common stock. The selling stockholders identified in this prospectus are selling an additional              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $         and $         per share. We will apply to list our common stock on the              under the symbol “        ”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18.

Price $             A Share

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

We have granted the underwriters an option to purchase up to an additional              shares of common stock and the selling stockholders have granted the underwriters an option to purchase up to an additional              shares of common stock, in each case at the offering price less the underwriting discount. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Delivery of the shares of common stock will be made on or about                     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	BofA MERRILL LYNCH	DEUTSCHE BANK SECURITIES

The date of this prospectus is                     , 2014.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We and the selling stockholders are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our common stock.

i

NON-GAAP FINANCIAL MEASURES

We have included both financial measures compiled in accordance with accounting principles generally accepted in the United States (“GAAP”) and certain non-GAAP financial measures in this registration statement, of which this prospectus forms a part, including Adjusted Net Income, Adjusted EBITDA, Adjusted Capital Expenditures and ratios based on these financial measures.

We define Adjusted Net Income as income (loss) from continuing operations adjusted for impairment, acquisition related amortization expense, loss (gain) on sale of business and assets, loss on extinguishment of debt, other, restructuring and other costs, litigation and taxes, including penalties, stock-based compensation, management fees and tax impact of net income adjustments.

We define Adjusted EBITDA as Adjusted Net Income adjusted for depreciation and amortization of property and equipment, amortization of capitalized implementation costs, amortization of upfront incentive payments, interest expense, and remaining (benefit) provision for income taxes.

We define Adjusted Capital Expenditures as additions to property and equipment and capitalized implementation costs during the period presented.

Adjusted EBITDA is a key metric used by management and our board of directors to monitor our ongoing core operations because historical results have been significantly impacted by events that are unrelated to our core operations as a result of changes to our business and the regulatory environment. We believe that Adjusted Net Income, Adjusted EBITDA and Adjusted Capital Expenditures are used by investors, analysts and other interested parties as a measure of financial performance and to evaluate our ability to service debt obligations, fund capital expenditures and meet working capital requirements. Adjusted Capital Expenditures includes cash flows used in investing activities, for property and equipment, and cash flows used in operating activities, for capitalized implementation costs. Our management uses this combined metric in making product investment decisions and determining development resource requirements. We also believe that Adjusted Net Income, Adjusted EBITDA and Adjusted Capital Expenditures assist investors in company-to-company and period-to-period comparisons by excluding differences caused by variations in capital structures (affecting interest expense), tax positions and the impact of depreciation and amortization expense. In addition, amounts derived from Adjusted EBITDA are a primary component of certain covenants under our senior secured credit facility.

Adjusted Net Income, Adjusted EBITDA, Adjusted Capital Expenditures and ratios based on these financial measures are not recognized terms under GAAP. Adjusted Net Income, Adjusted EBITDA, Adjusted Capital Expenditures and ratios based on these financial measures have important limitations as analytical tools, and should not be viewed in isolation and do not purport to be alternatives to net income as indicators of operating performance or cash flows from operating activities as measures of liquidity. Adjusted Net Income, Adjusted EBITDA and ratios based on these financial measures exclude some, but not all, items that affect net income and these measures may vary among companies. Our use of Adjusted Net Income and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	Adjusted Net Income and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted Net Income or Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Due to these limitations, Adjusted Net Income and Adjusted EBITDA should not be considered in isolation from financial measures prepared in accordance with GAAP. Our management believes these non-GAAP financial measures provide useful information about our operating performance. However, these measures should not be considered as alternatives to net income or cash flows from operating activities as indicators of operating performance or liquidity. Adjusted Net Income, Adjusted EBITDA, Adjusted Capital Expenditures and the ratios related thereto exclude some, but not all, items that affect net income or cash flows from operating activities, and these measures may vary among companies. See “Summary Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for definitions of non-GAAP financial measures used in this prospectus and reconciliations thereof to the most directly comparable GAAP measures.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third-party forecasts and management’s estimates and assumptions about our markets and our internal research. We have included explanations of certain internal estimates and related methods provided in this prospectus along with these estimates. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and neither we, the selling stockholders nor the underwriters can assure you of the accuracy or completeness of such information contained in this prospectus. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

The Gartner material quoted or cited herein, (the “Gartner Material”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. The Gartner Material speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Material are subject to change without notice.

Certain Market and Industry Terms

“Airbus” means Airbus Global Market Forecast 2013-2032.

“Customer Retention” means the aggregate of prior year revenue associated with customers that did not terminate their contract in the given year, as a percentage of the prior year revenue. Customer Retention for Travel Network is calculated based on travel agency contracts, and is measured based on revenue we earn from bookings made by those travel agencies. Customer Retention for Airline Solutions is calculated based on PB fee-based revenue for our reservation contracts, our principal Airline Solutions offering. Customer Retention for Hospitality Solutions is based on central reservation system, digital marketing services and call center revenues, which represent over 90% of revenues of our Hospitality Solutions business in each period from 2010 through

September 30, 2013. Customer Retention does not measure whether the revenue from any travel agency or reservations customer has increased in the given year compared to the prior year. For example, if ten travel agencies terminated their Travel Network contracts in 2012, and those travel agencies represented a combined 5% of Travel Network revenue in 2011, the Customer Retention for Travel Network in 2012 would be 95%.

“Direct Billable Transactions” are all transactions that generate a fee directly to Travel Network. These transactions include bookings made through our GDS (e.g., air, car and hotel bookings), bookings made through our joint venture partners for which we are paid directly by the travel supplier, as well as GetThere corporate tool transactions, for which we are paid directly for the use of the tool.

“Euromonitor Database” means Euromonitor International Passport Travel and Tourism Database.

“Euromonitor Report” means International World Travel Market Global Trends Report 2013.

“Gartner Enterprise” means Gartner Enterprise IT Spending by Vertical Industry Market, Worldwide, 2011-2017.

“GDS-processed air bookings” is defined in “Method of Calculation.”

“IATA Traffic” means IATA Monthly Traffic Analysis Archives.

“IATA Briefing” means Economic Briefing Financial Forecast September 2013.

“IdeaWorks” means CarTrawler Worldwide Estimate of Ancillary Revenue.

“Indirect Billable Transactions” are transactions that generate a fee indirectly to Travel Network. Currently, the only Indirect Billable Transactions are Abacus and Infini bookings (e.g., air, car and hotel), for which we receive a data processing fee from Abacus rather than being paid directly by the travel supplier.

“PhoCusWright” means PhoCusWright December 2013.

“Recurring Revenue” for our:

(i)	Travel Network business is comprised of transaction, subscription and other revenue that is of a recurring nature from travel suppliers and travel buyers, and excludes revenue of a non-recurring nature, such as set-up fees and shortfall payments;

(ii)	Airline Solutions business is comprised of volume-based and subscription fees and other revenue that is of a recurring nature associated with various solutions, and excludes revenue of a non-recurring nature, such as license fees and consulting fees; and

(iii)	Hospitality Solutions business is comprised of volume-based and subscription fees and other revenue that is of a recurring nature associated with various solutions, and excludes revenue of a non-recurring nature, such as set-up fees and website development fees.

Revenues in each of (i), (ii) and (iii) are tied to a travel supplier’s transaction volumes rather than to its unit pricing for an airplane ticket, hotel room or other travel product. However, this revenue is not generally contractually committed to recur annually under our agreements with our travel suppliers. As a result, our Recurring Revenue is highly dependent on the global travel industry and directly correlates with global travel, tourism and transportation transaction volumes.

“Representative Airlines” means all IATA member airlines as of September 16, 2013, as well as Air Asia, Allegiant, Lion Air, Ryanair, Tiger Airways and Wizz Air, which, based on T2RL, collectively carried approximately three-quarters of passengers boarded (“PBs”) globally in 2012.

“SITA” means 2013 Air Transport Industry Insights: The Airline IT Trends Survey.

“T2RL” means www.t2rl.net copyright all rights reserved.

“T2RL PSS” means The Market for Airline Passenger Services Systems—2013.

“Total Billable Transactions” are all transactions that generate a fee either directly or indirectly to Travel Network, including both Direct Billable Transactions and Indirect Billable Transactions.

“WTTC” means World Travel & Tourism Council’s Economic Impact of Travel & Tourism 2013.

METHOD OF CALCULATION

The “GDS-processed air bookings” share figures in this prospectus are calculated based on the total number of air bookings processed through the three global distribution systems (“GDSs”), specifically Sabre, Amadeus, and Travelport (including both Worldspan and Galileo). Measurements of such GDS-processed air bookings are based primarily on Marketing Information Data Tapes (“MIDT”) and are supplemented with other transaction data and estimates that we believe provide a more accurate measure of GDS-processed air bookings. Because GDSs generally process air bookings for their joint venture partners and/or share in the economics of their joint venture partners’ travel transactions, we include the GDS-processed air booking volumes of each GDS’s joint venture partners in the GDS-processed air bookings share calculations. For example, GDS-processed air bookings from Abacus International PTE Ltd. (“Abacus”) and INFINI Travel Information, Inc. (“Infini”) are included in our GDS-processed air bookings volume and our estimate of GDS-processed air bookings from Topas, Amadeus’ Korean joint venture partner, is included in the Amadeus GDS-processed air bookings volume.

Based on our internal estimates, we believe GDS-processed air bookings comprise approximately 75% of total air bookings processed through a distribution system in 2012, with the remainder comprised of air bookings processed through regional distribution systems that are not joint venture partners of one of the three GDSs. Due to the lack of available industry information on the number of air bookings processed by such regional distribution systems, we use the number of GDS-processed air bookings as a proxy for the number of overall industry air bookings. Similarly, we believe industry air bookings share is a good proxy for overall GDS share in our Travel Network business because air bookings comprise the vast majority of the total bookings of the three GDSs.

The GDS-processed air bookings used for GDS-processed air bookings share calculations do not necessarily correspond to the number of bookings billed by each GDS provider because not all processed bookings are billed due to the fact that each GDS provider has a different policy (often varying by region and supplier) as to which transactions processed through its GDS platform are billed. See “Market and Industry Data and Forecasts—Certain Market and Industry Terms” for a description of the types of billable and non-billable transactions included in the definition of “GDS-processed air bookings.”

The regional air bookings share figures in this prospectus are calculated based on the total number of GDS-processed air bookings in each of the following four regions, with key countries or sub-regions identified:

•	North America: United States and Canada;

•	Latin America: Mexico, South America, Central America and the Caribbean;

•	Asia Pacific (“APAC”): India, Australia, South Korea, Japan, Taiwan, Hong Kong, Singapore, Thailand, Malaysia, Pakistan, Philippines, and New Zealand; and

•	Europe, the Middle East and Africa (“EMEA”): Germany, United Kingdom, France, Italy, Spain, Saudi Arabia, Russian Federation, Sweden, Norway, United Arab Emirates, Netherlands, Greece, Switzerland, South Africa, Denmark, Israel, Finland, Ukraine, and Belgium (a subgroup of which is defined as the Middle East and Africa (“MEA”): Saudi Arabia, United Arab Emirates, South Africa and Israel).

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The hospitality Central Reservation System (“CRS”) room share figures in this prospectus are calculated based on data for hotel rooms serviced by third-party CRS providers and processed through our GDS. We estimate that approximately one-third of global hotel properties are available through our GDS and believe this data to be the best available representation of the hotel market due to the lack of comprehensive industry data. Using this data, we compute CRS room share based on total room capacity hosted by the various third-party hospitality CRS providers. We believe this to be the most reliable measure of market share available to us. However, this metric is one we have only recently begun to measure and represents a snapshot in time, which prevents it from being able to convey a trend in market share over time. Therefore, we also include information in this prospectus regarding third-party hospitality CRS bookings share of our GDS because that data is more consistently available for historical periods. Using our GDS data, we compute third-party CRS bookings share based on total bookings by the various third-party hospitality CRS providers over time. Though we believe CRS room share to be a more accurate representation of market share, we believe CRS bookings share is a reasonable proxy to convey changes in third-party CRS market share over time.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ClientBase, GetThere, lastminute.com, Sabre, Sabre Holdings, the Sabre logo, Sabre AirCentre, Sabre Airline Solutions, Sabre AirVision, Sabre Hospitality Solutions, Sabre Red, Sabre Travel Network, SabreSonic, Travelocity, Travelocity Partner Network, TripCase, TruTrip and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Sabre.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus before making an investment decision to purchase shares of our common stock.

In this prospectus, unless we indicate otherwise or the context requires, references to the “company,” “Sabre,” “we,” “our,” “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries, references to “Sabre GLBL” refer to Sabre GLBL Inc., formerly known as Sabre Inc., references to “TPG” refer to TPG Global, LLC and its affiliates, references to the “TPG Funds” refer to one or more of TPG Partners IV, L.P. (“TPG Partners IV”), TPG Partners V, L.P. (“TPG Partners V”), TPG FOF V-A, L.P. (“TPG FOF V-A”) and TPG FOF V-B, L.P. (“TPG FOF V-B”), references to “Silver Lake” refer to Silver Lake Management Company, L.L.C. and its affiliates and references to “Silver Lake Funds” refer to either or both of Silver Lake Partners II, L.P. and Silver Lake Technology Investors II, L.P. In the context of our Travel Network business, references to “travel buyers” refer to buyers of travel, such as online and offline travel agencies, travel management companies (“TMCs”) and corporate travel departments, and references to “travel suppliers” refer to suppliers of travel services such as airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included elsewhere in this prospectus.

Our Company

We are a leading technology solutions provider to the global travel and tourism industry. We span the breadth of a highly complex, $6.6 trillion global travel ecosystem providing key software and services to a broad range of travel suppliers and travel buyers. Through our Travel Network business, we process hundreds of millions of transactions annually, connecting the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We offer efficient, global distribution of travel content from approximately 125,000 travel suppliers to approximately 400,000 online and offline travel agents. To those agents, we offer a platform to shop, price, book and ticket comprehensive travel content in a transparent and efficient workflow. We also offer value-added solutions that enable our customers to better manage and analyze their businesses. Through our airline solutions business (“Airline Solutions”) and hospitality solutions business (“Hospitality Solutions” and, together with Airline Solutions, “Airline and Hospitality Solutions”), we offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. These solutions allow our customers to market, distribute and sell their products more efficiently, manage their core operations, and deliver an enhanced travel experience. Through our complementary Travel Network and Airline and Hospitality Solutions businesses, we believe we offer the broadest, end-to-end portfolio of technology solutions to the travel industry.

Our portfolio of technology solutions has enabled us to become the leading end-to-end technology provider in the travel industry. For example, we are one of the largest GDS providers in the world, with a 37% share of GDS-processed air bookings in 2012. More specifically, we are the #1 GDS provider in North America and also in higher growth markets such as APAC and Latin America, in each case based on GDS-processed air bookings in 2012. In those three markets, our GDS-processed air bookings share was approximately 50% on a combined basis in 2012. In our Airline and Hospitality Solutions business, we believe we have the most comprehensive portfolio of solutions. In 2012, we had the largest hospitality Central Reservation System (“CRS”) room share based on our approximately 26% share of third-party CRS hotel rooms distributed through our GDS, and, according to T2RL PSS, we had the second largest airline reservations system globally. We also believe that we have the leading portfolio of airline marketing and operations products across the solutions that we provide. In addition, we operate Travelocity, one of the world’s most recognizable brands in the online consumer travel e-commerce industry, which provides us with business insights into our broader customer base.

Through our solutions, which span the breadth of the travel ecosystem, we have developed deep domain expertise, and our success is built on this expertise, combined with our significant technology investment and focus on innovation. This foundation has enabled us to develop highly scalable and technology-rich solutions that directly address the key opportunities and challenges facing our customers. For example, we have invested to scale our GDS platform to meet massive transaction processing requirements. In 2013, our systems processed over $100 billion of estimated travel spending and more than 1.1 trillion system messages, with nearly 100,000 system messages per second at peak times. Our investment in innovation has enabled our Travel Network business to evolve into a dynamic marketplace providing a broad range of highly scalable solutions from distribution to workflow to business intelligence. Our investment in our Airline and Hospitality Solutions offerings has allowed us to create a broad portfolio of value-added products for our travel supplier customers, ranging from reservations platforms to operations solutions typically delivered via highly scalable and flexible software-as-a-service (“SaaS”) and hosted platforms. We have a long history of engineering innovative travel technology solutions. For example, we were the first GDS to enable airlines to sell ancillary products like premium seats through the GDS, one of the first third-party reservations systems to enable mobile check-in and the first GDS provider to launch a business-to-business (“B2B”) app marketplace for our travel agency customers that allows them to customize and augment our Travel Network platform. Our innovation has been consistently recognized in the market, with awards including the Business Traveler Innovation Award from the Global Business Travel Association in 2011 and 2012 and recognition by Information Week in 2013 as one of the Most Innovative Users of Business Technology for the eleventh consecutive year.

Our SaaS and hosted technology platforms allow us to serve our customers primarily through an attractive, recurring, transaction-based revenue model based primarily on travel events such as air segments booked, passengers boarded (“PBs”) or other relevant metrics. For the fiscal year ended December 31, 2012, 92% of our Travel Network and Airline and Hospitality Solutions revenue, on a weighted average basis, was Recurring Revenue. See “Market and Industry Data and Forecasts—Certain Market and Industry Terms” for a description of Recurring Revenue. This model has benefits for both our customers and for us. For our customers, our delivery model allows otherwise fixed technology investments to be variable, providing flexibility in their cost base and smoothing investment cycles as they grow, while enabling them to benefit from the continuous evolution of our platform. For us, this recurring, transaction-based revenue model allows us to expand with our customers in the travel industry, a segment of the economy which has grown significantly faster than global GDP over the last 40 years. Since our revenues are primarily linked to our customers’ transaction volumes rather than to volatile airline budget cycles or cyclical end-customer pricing, this model facilitates greater stability in our business, particularly during negative economic cycles. In addition, as a technology solutions and transaction processing company, we do not take airline, hotel or other inventory risk, nor are we directly exposed to fuel price volatility or labor unions.

Our predictable, transaction-based revenue model, combined with our high-quality products, reinvestment in our technology, multi-year customer contracts and disciplined operational management, has contributed to our strong growth profile, as demonstrated by our Adjusted EBITDA having increased each year since 2008 despite the global economic downturn and resulting travel slowdown. From 2009 through 2012, we grew our revenue and Adjusted EBITDA at 7.6% and 12.5% compound annual growth rates (“CAGRs”), respectively, and increased Adjusted EBITDA margins by 377 basis points (“bps”), in each case, excluding Travelocity and eliminations. See “Non-GAAP Financial Measures” and “—Summary Consolidated Financial Data” for additional information regarding Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net loss attributable to Sabre Corporation.

Our Business

We operate through three business segments: (i) Travel Network, (ii) Airline and Hospitality Solutions, and (iii) Travelocity. Our segments operate with shared infrastructure and technology capabilities, and provide key solutions to our customers. Collectively, our integrated business enables the entire travel lifecycle, from route planning to post-trip business intelligence and analysis. The graphic below provides illustrative examples of the points where Sabre enables the travel lifecycle:

Travel Network is our global B2B travel marketplace and consists primarily of our GDS and a broad set of capabilities that integrate with our GDS to add value for travel suppliers and travel buyers. Our GDS offers content from a broad array of travel suppliers, including approximately 400 airlines, 125,000 hotel properties, 27 car rental brands, 50 rail carriers, 16 cruise lines and 200 tour vendors, to tens of thousands of travel buyers, including online and offline travel agencies, TMCs and corporate travel departments. Our Airline and Hospitality Solutions business offers a broad portfolio of software technology products and solutions, primarily through SaaS and hosted models, to approximately 225 airlines, 4,800 hospitality providers and 700 other travel suppliers. Our flexible software and systems applications help automate and optimize our customers’ business processes, including reservations systems, marketing tools, commercial planning solutions and enterprise operations tools. Travelocity is our family of online consumer travel e-commerce businesses through which we provide travel content and booking functionality primarily for leisure travelers. Recently, Travelocity entered into an exclusive, long-term strategic marketing agreement with Expedia (the “Expedia SMA”). Under the Expedia SMA, Expedia will power the technology platforms of Travelocity’s existing U.S. and Canadian websites, as well as provide access to Expedia’s supply and customer service platforms.

For the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, we recorded revenue of $2.3 billion and $3.0 billion, gross margin of $1.1 billion and $1.4 billion, net loss attributable to Sabre Corporation of $127 million and $611 million and Adjusted EBITDA of $577 million and $785 million, respectively, reflecting a 25% and 26% Adjusted EBITDA margin, respectively. For additional information regarding Adjusted EBITDA, including a reconciliation of Non-GAAP to GAAP measures, see “Non-GAAP Financial Measures” and “—Summary Consolidated Financial Data.” For the nine months ended September 30, 2013, Travel Network contributed 57%, Airline and Hospitality Solutions contributed 22%, and Travelocity contributed 21% of our revenue (excluding intersegment eliminations). During this period, shares of Adjusted

EBITDA for Travel Network, Airline and Hospitality Solutions, and Travelocity were approximately 80%, 20% and less than 1%, respectively (excluding corporate overhead allocations such as finance, legal, human resources and certain information technology shared services).

Our Industry

The travel and tourism industry is one of the world’s largest industry segments, contributing $6.6 trillion to global GDP in 2012, according to the WTTC. The industry encompasses travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators around the world, as well as travel buyers, including online and offline travel agencies, TMCs and corporate travel departments.

The travel and tourism industry has been a growing area of the broader economy. For example, based on 40 years of IATA Traffic data, air traffic has historically grown at an average rate of approximately 1.5x the rate of global GDP growth. Going forward, Euromonitor expects a 5% CAGR in air travel and hotel spending from 2013 to 2017, with air traffic in developing markets such as APAC, Latin America and the Middle East expected to grow at even faster rates of 6%, 6% and 7%, respectively, from 2012 to 2032, according to Airbus. In addition to growth in emerging geographies, hybrid carriers and low cost carriers (“LCCs”, and collectively, “LCC/hybrids”) have continued to grow, with LCCs’ share of global air travel volume expected to increase from 17% of revenue passenger kilometers (“RPKs”) in 2012 to 21% of RPKs by 2032, according to Airbus.

Technology is integral to that growth, enabling the operation of the modern travel ecosystem by powering the industry lifecycle from distribution to operations. With the increasing complexity created by the large, fragmented and global nature of the travel industry, reliance on technology will only increase. That reliance drove technology spending by the air transportation and hospitality industries to $60 billion in 2013 with expenditures expected to exceed $70 billion in 2017, according to Gartner. Some recent trends in the travel industry which we expect to further technology innovation and spending include:

Outsourcing: Historically, technology solutions were built in-house by travel suppliers and travel buyers. As complexity and the pace of innovation have increased, third-party providers have emerged to offer more cost effective and advanced solutions. Additionally, the travel technology industry has shifted to a more flexible and scalable technology delivery model including SaaS and hosted implementations that allow for shared development, reduced deployment costs, increased scalability and a “pay-as-you-go” cost model.

Airline Ancillary Revenue: The sale of ancillary products is now a major source of revenue for many airlines worldwide, and has grown to comprise as much as 20% of total revenues for some carriers, and more than $36 billion in the aggregate across the travel industry in 2012, according to IdeaWorks. Enabling the sale of ancillary products is technologically complex and requires coordinated changes to multiple interdependent systems including reservations platforms, inventory systems, point of sale locations, revenue accounting, merchandising, shopping, analytics and other systems. Technology providers such as Sabre have already significantly enhanced their systems to provide these capabilities and we expect these providers to take further advantage of this significant opportunity going forward.

Mobile: Mobile platforms have created new ways for customers to research, book and experience travel, and are expected to account for over 30% of online travel sales by 2017, according to Euromonitor. Accordingly, travel suppliers, including airlines and hospitality providers, are upgrading their systems to allow for delivery of services via mobile platforms from booking to check-in to travel management. A recent SITA survey found that 97% of airlines are investing in mobile channels with the intention of increasing mobile access across the entire travel experience. This mobile trend also extends to the use of tablets and wireless connectivity by the airline workforce, for example automating cabin crew services and providing flight crews with electronic flight bags. Travel technology companies like Sabre are enabling and benefitting from this trend as travel suppliers upgrade their systems and travel buyers look for new sources of client connectivity.

Personalization: Concurrently with the rise of ancillary products and mobile devices as a customer service tool, travel suppliers have an opportunity to provide increased personalization across the customer travel experience, from seat selection and on-board entertainment to loyalty program management and mobile concierge services. Data-driven business intelligence products can help travel companies use available customer data to identify the types of products, add-ons and upgrades customers are more likely to purchase and market these products effectively to various customer segments according to their needs and preferences. In addition to providing the technology platform to facilitate these services, we believe technology providers like Sabre can leverage their data-rich platforms and travel technology domain expertise to offer analytics and business intelligence to support travel suppliers in delivering more personalized service offerings.

Increasing Use of Data and Analytics: The use of data has always been an asset in the travel industry. Airlines were pioneers in the use of data to optimize seat pricing, crew scheduling and flight routing. Similarly, hotels employed data to manage room inventory and optimize pricing. The travel industry was also one of the first to capitalize on the value of customer data by developing products such as customer loyalty programs. Historically, this data has largely been transaction-based, such as booking reservations, recording account balances, tracking points in loyalty programs. Today, analytics-driven business intelligence products are evolving to further and better utilize available data to help travel companies make decisions, serve customers, optimize their operations and analyze their competitive landscape. Technology providers like Sabre have developed and continue to develop large-scale, data-rich platforms that include business intelligence and data analytics tools that can identify new business opportunities and global, integrated and high-value solutions for travel suppliers.

Our Competitive Strengths

We believe the following attributes differentiate us from our competitors and have enabled us to become a leading technology solutions provider to the global travel industry.

Broadest Portfolio of Leading Technology Solutions in the Travel Industry

We offer the broadest, most comprehensive technology solutions portfolio available to the travel industry from a single provider, and our solutions are key to the operations of many of our travel supplier and travel agency customers. Travel Network, for example, provides a key technology platform that enables efficient shopping, booking and management of travel itineraries for online and offline travel agencies, TMCs and corporate travel departments. In addition to offering these and other advanced functionalities, it is a valuable distribution and merchandising channel for travel suppliers to market to a broad array of customers, particularly outside their home countries and regions. Additionally, we provide SaaS and hosted solutions that run many of the most important operations systems for our travel supplier customers, such as airline and hotel reservations systems, revenue management, crew scheduling and flight operations. We believe our Travel Network and Airline and Hospitality Solutions offerings address customer needs across the entire travel lifecycle, and that we are the only company that provides such a broad portfolio of technology solutions to the travel industry. This breadth affords us significant competitive advantages including the ability to leverage shared infrastructure, a common technology organization and product development. Beyond scale and efficiency, our position spanning the breadth of the travel ecosystem helps us to develop deep domain expertise and to anticipate the needs of our customers. Taken together, the value, quality, and breadth of our technology, software and related customer services contribute to our strong competitive position.

Global Leadership Across Growing End Markets

We operate in areas of the global travel industry that have large and growing addressable customer bases. Each of our businesses is a leader in its respective area. Sabre is the leading GDS provider in North America,

Latin America, and APAC, with 58%, 58%, and 40% share of GDS-processed air bookings, respectively, in 2012. Additionally, Airline Solutions is the second largest provider of reservations systems, with an 18% global share of 2012 PBs, according to T2RL. We believe that we have the leading portfolio of airline marketing and operations products across the solutions that we provide. We also believe our Hospitality Solutions business is the leader in hotel reservations, handling 26% of third-party CRS hotel rooms through our GDS in 2012. See “Method of Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share and third-party hotel CRS room share calculations.

Looking forward, we expect to benefit from attractive growth in our end markets. Euromonitor expects a 5% CAGR in air travel and hotel spending from 2013 to 2017. Gartner expects technology spending by the air transportation and hospitality sectors to grow significantly from $60 billion in 2013 to over $70 billion in 2017. Within our Travel Network business, we also expect our presence in economies with strong GDP growth and regions with faster air traffic growth, such as Latin America, MEA and APAC, will further contribute to the growth of our businesses. Similarly, our Airline Solutions reservations products customers are weighted toward faster-growing LCC/hybrids, which represented approximately 45% of our 2012 PBs.

Innovative and Scalable Technology

Two pillars underpin our technology strategy: innovation and scalability. To drive innovation in our travel marketplace business, we make significant investments in technology to develop new products and add incremental features and functionality, including advanced algorithms, decision support, data analysis and other valuable intellectual property. This investment is supported by our global technology teams comprising approximately 4,000 employees and contractors. This scale and cross-business technology organization creates efficiency and a flexible environment that allows us to apply knowledge and resources across our broad product portfolio, which in turn fuels innovation. In addition, our investments in technology have created a highly scalable set of solutions across our businesses. For example, we believe our GDS is one of the most heavily utilized Service Oriented Architecture (“SOA”) environments in the world, processing more than 1.1 trillion system messages in 2013, with nearly 100,000 system messages per second at peak times. Our Airline and Hospitality Solutions business employs highly reliable software technology products and SaaS and hosted infrastructure. Compared to traditional in-house software installations, SaaS and hosted technology offers our customers advantages in terms of cost savings, more robust functionality, increased flexibility and scale, and faster upgrades. As an example of the SaaS and hosted scalability benefit, our delivery model has facilitated an increase in the number of PBs in our Airline Solutions business from 392 million to 513 million from 2009 to 2012. Our investments in technology maintain and extend our best-in-class technology platform which has supported our industry-leading product innovation. On the scale at which we operate, we believe that the combination of an expanding network and technology investments continues to create a significant competitive advantage for us.

Stable, Resilient, and Diversified Business Models

Travel Network and much of Airline and Hospitality Solutions operate with a transaction-based business model that ties our revenue to a travel supplier’s transaction volumes rather than to its unit pricing for an airplane ticket, hotel room or other travel product. Travel-related businesses with volume-based revenue models have generally shown strong visibility, predictability and resilience across economic cycles because travel suppliers have historically sought to maintain traveler volumes by reducing prices in an economic downturn.

Our resilience is also partially attributable to our non-exclusive, multi-year, travel supplier contracts in our Travel Network business, which typically have terms of three to five years. Similarly, our Airline Solutions business has contracts that typically range from three to seven years in length, and our Hospitality Solutions business has contracts that typically range from one to five years in length. Our Travel Network and Airline and

Hospitality Solutions businesses also deliver solutions that are integral components of our customers’ businesses and have historically remained in place once implemented. In our Travel Network business and our Airline and Hospitality Solutions business, 94% and 85% of our revenue was Recurring Revenue, respectively, in 2012.

In addition to being stable, our businesses are also diversified. Travel Network and Airline and Hospitality Solutions generate a broad geographic revenue mix, with a combined 41% of revenue generated outside the United States in 2012. None of our travel buyers or travel supplier customers accounted for more than 10% of our revenue for the nine months ended September 30, 2013 or the fiscal year ended December 31, 2012.

Strong, Long-Standing Customer Relationships

We have strong, long-standing customer relationships with both travel suppliers and travel buyers. These relationships have allowed us to gain a deep understanding of our customers’ needs, which positions us well to continue introducing new products and services that add value by helping our customers improve their business performance. In our Travel Network business, for example, by providing efficient and quality services, we have developed and maintained customer relationships with TMCs, major corporate travel departments and most of our top travel suppliers for at least 20 years. Through our Travelocity business, we have gained important insights into what online travel companies need in order to best serve their customers, and we are able to leverage that knowledge to develop products and services to address those needs.

We believe that our strong value proposition is demonstrated by our ability to retain customers in a highly competitive marketplace. For each of the fiscal years 2012, 2011 and 2010, our Customer Retention rate for Travel Network was 99%. For our Airline Solutions business, our Customer Retention rate was 100%, 99% and 81%, respectively, for the fiscal years 2012, 2011 and 2010 and our Customer Retention rate for our Hospitality Solutions business was 96%, 98% and 96%, respectively, for the same periods. See “Market and Industry Data and Forecasts—Certain Market and Industry Terms” for a description of Customer Retention.

Deep and Experienced Leadership Team with Informed Insight into the Travel Industry

Our management team is highly experienced, with comprehensive expertise in the travel and technology industries. Many of our leaders have more than 20 years of experience in multiple segments of the travel industry and have held positions in more than one of our businesses, which provides them with a holistic and interdisciplinary perspective on our company and the travel industry.

By investing in training, skills development and rotation programs, we seek to develop leaders with broad knowledge of our company, the industry, technology, and specific customer needs. We also hire externally as needed to bring in new expertise. Our blend of experience and new hires across our team provides a solid foundation on which we develop new capabilities, new business models and new solutions to complex industry problems.

Our Growth Strategy

We believe we are well-positioned for future growth. First, we expect the continued macroeconomic recovery to generate strong travel growth, compounded by the continuing trend towards the outsourcing of travel technology. In addition, we are well-positioned in market segments which are growing faster than the overall travel industry, with leading market positions in our Travel Network business in Latin America and APAC. In our Airline Solutions reservations systems, LCC/hybrids accounted for approximately 45% of our PBs in 2012 and are growing traffic faster than traditional airlines. Supported by these industry trends, both our Travel Network and our Airline and Hospitality Solutions businesses have significant opportunities to expand their customer bases, further penetrate existing customers, extend their geographic footprint and develop new products. We intend to capitalize on these positive trends by executing on the following strategies:

Leverage our Industry-Leading Technology Platforms

We have made significant investments in our technology platforms and infrastructure to develop robust, scalable software as well as SaaS and hosted solutions. We plan to continue leveraging these investments across our organization, particularly in our Travel Network and Airline and Hospitality Solutions businesses, to catalyze product innovation and speed-to-market. We will also continue to shift toward SaaS and hosted infrastructure and solutions as we further develop our product portfolio.

Expand our Global Travel Marketplace Leadership

Travel Network intends to remain the global B2B travel marketplace of choice for travel suppliers and travel buyers by executing on the following initiatives:

•	Targeting Geographic Expansion: From 2009 to 2012, we increased our GDS-processed air bookings share in Brazil, the Middle East and Russia by 525 bps, 523 bps and 240 bps, respectively. We currently have initiatives in place across Europe, APAC and Latin America to further expand in those regions.

•	Attracting and Enabling New Content in the Travel Marketplace: We are actively adding new travel supplier content to reinforce the virtuous cycle of our Travel Network business as well as generate revenue directly through incremental booking volumes associated with the new content. We have been successful in converting notable carriers that previously only used direct distribution such as JetBlue to join our GDS, and we believe there is a similar opportunity to increase participation of less-penetrated content types like hotel properties, where we estimate that only one-third participate in a GDS. In addition to attracting new supplier content, we aim to expand the content available for sale from existing travel suppliers, including ancillary revenue—a category of airline revenue that is projected to increase 18% from 2012 to 2013 according to IdeaWorks. We see additional opportunities to capitalize on this trend, including support of our airline customers’ branded fare initiatives.

•	Continuing to Invest in Innovative Products and Capabilities: The development of cutting-edge products and capabilities has been critical to our success. We plan to continue to invest significant resources in solutions that address key customer needs, including data analytics and business intelligence (e.g., Sabre Dev Studio, Hotel Heatmaps, Contract Optimization Services), mobility (e.g., TripCase) and workflow optimization (e.g., Sabre Red App Centre, TruTrip).

Drive Continued Airline and Hospitality Solutions Growth and Innovation

Our Airline and Hospitality Solutions business has been a key growth engine for us, increasing revenue by 44% and Adjusted EBITDA by 34% from 2009 to 2012. We believe Airline and Hospitality Solutions will continue to drive company growth through a combination of underlying customer and market growth, as well as through the following strategic growth initiatives:

•	Invest in Innovative Airline Products and Capabilities: We have a long history of innovation. For example, we were the first technology solutions provider to use predictive analytics to help airlines maximize revenue per seat (e.g., revenue integrity) and we were one of the first third-party reservations systems to enable mobile check-in. We see a continued opportunity to innovate in areas such as retailing solutions, data analytics and business intelligence offerings and mobile capabilities.

•	Continue to Add New Airline Reservations Customers: Over the last four years, we have added airline customers representing over 110 million annual PBs from many innovative, fast-growing airlines such as Etihad Airways, Virgin Australia, JetBlue and LAN. Although the number of new reservations opportunities varies materially by year, T2RL expects that contracts representing over 1.3 billion PBs will come up for renewal between 2014 to 2017, of which over 75% are non-Sabre customers.

•	Further Penetrate Existing Airline Solutions Customers: We believe there is an opportunity to sell more of our extensive solution set to our existing customers. Of our 2012 customers in T2RL’s top 100 passenger airlines, 35% used one or two non-reservations solution sets, 35% had three to five and 31% had more than five. Historically, the average revenue would approximately triple if a customer moved from the first category to the second, and nearly triple again if a customer moved to the third category. Leveraging our brand, we intend to continue to increase adoption of our products within and across our existing customers.

•	Invest Behind Rapidly Growing Hospitality Solutions Business: Our Hospitality Solutions business has grown rapidly, with 21% revenue CAGR from 2009 to 2012, and we are focused on continuing that growth going forward. We currently have initiatives to grow in our existing footprint and expand our presence in APAC and EMEA, which collectively accounted for only 30% of our Hospitality Solutions business revenue in 2012. We plan to accomplish this through a combination of cross-selling additional products to our existing customers, expanding our global reseller network and enhancing our product offering.

Continue to Focus on Operational Efficiency Supported by Leading Technology

As an organization, we have a track record of improving operational efficiency and capitalizing on our scalable technology platform and operating leverage in our business model. We have expanded Adjusted EBITDA margins by over 595 bps since 2009 in our Travel Network business while growing the business and introducing new products. We intend to continue to increase our operational efficiency, by following a shared capabilities, technology and insights approach across our businesses. For example, through the Expedia SMA, we intend to reduce direct costs associated with Travelocity and expect to improve our Adjusted EBITDA by leveraging Expedia’s long-term investment in its technology platform to increase conversion, improve operational efficiency, and shift our focus to Travelocity’s strengths in marketing and retailing. We will continue to work toward identifying operational and technological efficiencies while continuing to support our investments and strategic priorities to maintain our leadership position in the travel industry.

Corporate and Other Information

Sabre Corporation is a Delaware corporation formed in December 2006. We are headquartered in Southlake, Texas, and employ approximately 10,000 people in approximately 60 countries around the world. We serve our customers through cutting-edge technology developed in six facilities located across four continents.

Our principal executive offices are located at 3150 Sabre Drive, Southlake, TX 76092, and our telephone number is (682) 605-1000. Our corporate website address is www.sabre.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our common stock.

Principal Stockholders

Our Relationship with the TPG Funds and Silver Lake Funds

We are currently privately held as a result of our acquisition in 2007 by the TPG Funds and the Silver Lake Funds (collectively, the “Principal Stockholders”). On March 30, 2007, we entered into a Stockholders’ Agreement by and among the TPG Funds, the Silver Lake Funds, Sovereign Co-Invest, LLC (an entity co-managed by TPG and Silver Lake), and Sabre Corporation (formerly known as Sovereign Holdings, Inc.) (the “Stockholders’ Agreement”). See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Following the completion of this offering, the Principal Stockholders will own approximately     % of our common stock, or     % if the underwriters’ option to purchase additional shares is fully exercised. The TPG Funds will own approximately     % of our common stock, or     % if the underwriters’ option to purchase additional shares is fully exercised, and the Silver Lake Funds will own approximately     % of our common stock, or     % if the underwriters’ option to purchase additional shares is fully exercised.

TPG

TPG is a leading global private investment firm founded in 1992 with $55.7 billion of assets under management as of September 30, 2013 and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate, media and communications, and healthcare. For more information please visit www.tpg.com.

Silver Lake

Silver Lake is a global investment firm focused on the technology, technology-enabled and related growth industries with offices in Silicon Valley, New York, London, Hong Kong, Shanghai and Tokyo. Silver Lake was founded in 1999 and has over $20 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies.

Summary of Corporate Structure

THE OFFERING

Common stock we are offering	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	We may sell up to additional shares and the selling stockholders may sell up to additional shares if the underwriters exercise their option to purchase additional shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of our common stock by the selling stockholders identified in this prospectus.

We expect to use the net proceeds of this offering to repay approximately $ million of outstanding indebtedness, and the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We generally have not declared or paid any dividends or distributions on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

The ability of our subsidiaries to pay cash dividends, which could then be further distributed to holders of our common stock is currently restricted by the covenants in our Credit Facility and the indenture governing our 2019 Notes (each as defined in “Description of Certain Indebtedness”) and may be further restricted by the terms of future debt or preferred securities. No dividend can be declared or paid with respect of our common stock unless and until the full amount of unpaid dividends accrued on our Series A Preferred Stock (the “Series A Preferred Stock”), if any, has been paid. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed stock exchange symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on                      shares of common stock outstanding and             shares to be sold in this offering.

The number of shares of common stock to be outstanding after this offering does not take into account an aggregate of             shares of common stock reserved for future issuance under the Sabre Corporation 2014 Omnibus Incentive Compensation Plan (the “2014 Omnibus Plan”).

In addition, except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial data for our business. You should read these tables along with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The consolidated statements of operations data, consolidated statements of cash flow data and consolidated balance sheet data as of and for the nine months ended September 30, 2013 and 2012 are derived from our interim unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The consolidated statements of operations data and consolidated statements of cash flow data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2010 is derived from our unaudited annual consolidated financial statements and the notes thereto not included in this prospectus. The unaudited consolidated balance sheet has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data.

The summary consolidated financial data presented below are not necessarily indicative of the results to be expected for any future period, and results for any interim period presented below are not necessarily indicative of the results to be expected for the full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$2,345,295	$2,327,480	$3,039,060	$2,931,727	$2,832,393
Gross margin	1,058,317	1,117,095	1,401,576	1,350,202	1,334,820
Selling, general and administrative	559,591	846,442	1,118,248	740,911	714,330
Impairment	138,435	76,829	584,430	185,240	401,400
Depreciation and amortization	231,743	233,198	317,683	295,540	281,624
Restructuring charges	15,889	—	—	—	—
Operating income (loss)	112,659	(39,374)	(618,785)	128,511	(62,534)
Net loss attributable to Sabre Corporation	(127,254)	(105,744)	(611,356)	(66,074)	(268,852)
Net loss attributable to common shareholders	(154,473)	(131,389)	(645,939)	(98,653)	(299,649)

Basic and diluted loss per share attributable to common shareholders	(0.87)	(0.74)	(3.65)	(0.56)	(1.71)

Weighted average common shares outstanding:
Basic and diluted	178,051	177,130	177,206	176,703	175,655

Consolidated Statements of Cash Flows Data:
Cash provided by operating activities	$270,123	$422,899	$304,729	$355,025	$381,296
Additions to property and equipment	168,750	139,659	193,262	164,900	130,457
Cash payments for interest	193,440	160,660	264,990	184,449	195,550

Other Financial Data:
Adjusted Net Income	$136,715	$231,211	$154,756	$232,661	$198,511
Adjusted EBITDA	577,402	629,720	784,583	724,722	697,610
Adjusted Capital Expenditures	216,698	196,907	270,515	224,009	164,945

	As of September 30,		As of December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$491,588	$302,383	$126,695	$58,350	$176,521
Total assets	4,941,476	5,539,103	4,711,245	5,252,778	5,524,279
Long-term debt	3,664,942	3,418,987	3,420,927	3,307,905	3,350,860
Working capital (deficit)	(266,996)	(279,282)	(458,985)	(460,353)	(540,965)
Redeemable preferred stock	625,358	589,203	598,139	563,556	530,975
Noncontrolling interest	(221)	8,002	88	(18,693)	19,831
Total stockholders’ equity (deficit)	(1,012,355)	(289,474)	(876,875)	(196,919)	(34,738)

Non-GAAP Measurements

The following tables set forth the reconciliation of net loss attributable to common shareholders in our statement of operations to Adjusted Net Income and Adjusted EBITDA.

For Adjusted EBITDA by segment, see Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands)
Reconciliation of net income (loss) to Adjusted Net Income and to Adjusted EBITDA:
Net loss attributable to Sabre Corporation	$(127,254)	$(105,744)	$(611,356)	$(66,074)	$(268,852)
Net loss from discontinued operations, net of tax	10,683	(2,887)	26,752	20,003	17,395
Net income (loss) attributable to noncontrolling interests(1)	2,135	(9,475)	(59,317)	(36,681)	(64,382)

Loss from continuing operations	(114,436)	(118,106)	(643,921)	(82,752)	(315,839)
Adjustments:
Impairment(2)	138,435	76,829	608,230	185,240	401,400
Acquisition related amortization expense(3a)	105,944	120,768	162,517	162,312	163,213
Loss (gain) on sale of business and assets	16,880	(25,850)	(25,850)	—	—
Loss on extinguishment of debt	12,181	—	—	—	—
Other, net(4)	5,299	8,343	7,808	(2,953)	(3,150)
Restructuring and other costs(5)	30,854	3,712	6,862	14,708	15,672
Litigation and taxes, including penalties(6)	11,856	294,963	415,672	21,601	1,601
Stock-based compensation	5,446	8,621	9,834	7,334	5,302
Management fees(7)	7,347	6,257	7,769	7,191	6,730
Tax impact of net income adjustments	(83,091)	(144,326)	(394,165)	(80,020)	(76,418)

Adjusted Net Income	136,715	231,211	154,756	232,661	198,511
Adjustments:
Depreciation and amortization of property and equipment(3b)	101,163	100,513	137,511	125,063	113,449
Amortization of capitalized implementation costs(3c)	27,039	14,317	20,855	11,365	8,162
Amortization of upfront incentive payments(8)	28,736	27,432	36,527	37,748	26,571
Interest expense, net	208,364	179,359	242,948	181,292	204,348
Remaining (benefit) provision for income taxes	75,385	76,888	191,986	136,593	146,569

Adjusted EBITDA	$577,402	$629,720	$784,583	$724,722	$697,610

Adjusted Capital Expenditures

The components of Adjusted Capital Expenditures is presented in the following table:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands)
Additions to property and equipment	$168,750	$139,659	193,262	$164,900	$130,457
Capitalized implementation costs	47,948	57,248	77,253	59,109	34,488

Adjusted Capital Expenditures	$216,698	$196,907	$270,515	$224,009	$164,945

(1)	Net income (loss) attributable to noncontrolling interests represents an adjustment to include earnings allocated to noncontrolling interest held in (i) Sabre Travel Network Middle East of 40% for all periods presented, (ii) Sabre Pacific of 49% through February 24, 2012, the date we sold this business and (iii) Travelocity.com LLC of approximately 9.5% through December 31, 2012, the date we merged this minority interest back into our capital structure. See Note 2, Summary of Significant Accounting Policies, to our annual audited consolidated financial statements included elsewhere in this prospectus.
(2)	Represents impairment charges to assets (see Note 7, Goodwill and Intangible Assets, to our September 30, 2013 unaudited consolidated financial statements and Note 8, Goodwill and Intangible Assets, to our annual audited consolidated financial statements included elsewhere in this prospectus) as well as $24 million in 2012, representing our share of impairment charges recorded by one of our equity method investments, Abacus.
(3)	Depreciation and amortization expenses (see Note 2, Summary of Significant Accounting Policies, to our annual audited consolidated financial statements included elsewhere in this prospectus for associated asset lives):
a.	Acquisition related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date and amortization of the excess basis in our underlying equity in joint ventures.
b.	Depreciation and amortization of property and equipment represents depreciation of property and equipment, including internally developed software.
c.	Amortization of capitalized implementation costs represents amortization of up-front costs to implement new customer contracts under our SaaS and hosted revenue model.
(4)	Other, net primarily represents foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency.
(5)	Restructuring and other costs represents charges associated with business restructuring and associated changes implemented which resulted in severance benefits related to employee terminations, integration and facility opening or closing costs and other business reorganization costs.
(6)	Litigation and taxes, including penalties, represents charges or settlements associated with airline antitrust litigation as well as payments or reserves taken in relation to certain retroactive hotel occupancy and excise tax disputes (see Note 19, Commitments and Contingencies, to our September 30, 2013 unaudited consolidated financial statements and Note 21, Commitments and Contingencies, to our annual audited consolidated financial statements included elsewhere in this prospectus).
(7)	We have been paying an annual management fee to TPG and Silver Lake in an amount equal to the lesser of (i) 1% of our Adjusted EBITDA and (ii) $7 million. This also includes reimbursement of certain costs incurred by TPG and Silver Lake.
(8)	Our Travel Network business at times makes upfront cash payments to travel agency subscribers at inception or modification of a service contract which are capitalized and amortized over an average expected life of the service contract to cost of revenue, generally over three to five years. Such payments are made with the objective of increasing the number of clients, or to ensure or improve customer loyalty. Our service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentives provided. The service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have repayment terms if those objectives are not met.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Risks associated with an investment in our common stock include, but are not limited to, the risk factors described below. If any of the risks described below actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. There may be additional risks currently deemed immaterial that may also impair our business, financial condition and results of operations. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment decision.

Risks Related to Our Business and Industry

Our revenue is highly dependent on transaction volumes in the global travel industry, particularly air travel transaction volumes.

Although for the fiscal year ended December 31, 2012, 94% and 85% of our Travel Network and Airline and Hospitality Solutions revenue, respectively, was Recurring Revenue in that it is tied to travel suppliers’ transaction volumes rather than to their unit pricing for an airplane ticket, hotel room or other travel product (see “Method of Calculation”), this revenue is generally not contractually committed to recur annually under our agreements with our travel suppliers. As a result, our revenue is highly dependent on the global travel industry, particularly air travel from which we derive a substantial amount of our revenue, and directly correlates with global travel, tourism and transportation transaction volumes. For example, the terrorist attacks of September 11, 2001, the most recent global economic downturn and the U.S. government sequestration that began in 2013 significantly affected and may continue to affect travel volumes worldwide and had a significant impact on our business during the relevant reporting periods. Our revenue is therefore highly susceptible to declines in or disruptions to leisure and business travel that may be caused by factors entirely out of our control, and therefore may not recur if these declines or disruptions occur.

Various factors may cause temporary or sustained disruption to leisure and business travel. The impact such disruptions would have on our business depends on the magnitude and duration of such disruption. These factors include, among others:

•	financial instability of travel suppliers and the impact of any fundamental corporate changes to such travel suppliers, such as airline bankruptcies or consolidations, on the cost and availability of travel content;

•	factors that affect demand for travel such as increases in fuel prices, changing attitudes towards the environmental costs of travel, safety concerns and outbreaks of contagious diseases;

•	inclement weather, natural or man-made disasters or political events like acts or threats of terrorism, hostilities and war;

•	factors that affect supply of travel such as changes to regulations governing airlines and the travel industry, like government sanctions that do or would prohibit doing business with certain state-owned travel suppliers, work stoppages or labor unrest at any of the major airlines, hotels or airports; and

•	general economic conditions.

Our Travel Network business and our Airline and Hospitality Solutions business depend on maintaining and renewing contracts with their customers and other counterparties.

In our Travel Network business, we enter into participating carrier distribution and services agreements with airlines. Our contracts with major carriers typically last for three to five year terms and are generally subject to automatic renewal at the end of the term, unless terminated by either party with the required advance notice. Our contracts with smaller airlines generally last for one year and are also subject to automatic renewal at the end of the term, unless terminated by either party with the required advance notice. Airlines are not contractually obligated to distribute exclusively through our GDS during the contract term and may terminate their agreements with us upon providing the required advance notice. We have 28 planned renewals in 2014 (representing approximately 28% of our Travel Network revenue for the nine months ended September 30, 2013) and 24 planned renewals in 2015 (representing approximately 4% of our Travel Network revenue for the nine months ended September 30, 2013), assuming we reach multi-year agreements for the contracts expected to be renewed in 2014. Although we renewed 24 out of 24 planned renewals in 2013 (representing approximately 32% of Travel Network revenue for the nine months ended September 30, 2013), we cannot guarantee that we will be able to renew our airline contracts in the future on favorable economic terms or at all.

We also enter into contracts with travel buyers. We typically have non-exclusive, three to five year contracts with our major travel agency customers, most of which can terminate their contracts anytime without cause, with the required advance notice. We also typically have three to five year contracts with corporate travel departments, which generally renew automatically unless terminated with the required advance notice. A meaningful portion of our travel buyer agreements, typically representing approximately 15% to 20% of our bookings, are up for renewal in any given year. We cannot guarantee that we will be able to renew our travel buyer agreements in the future on favorable economic terms or at all.

Similarly, our Airline and Hospitality Solutions business is based on contracts with travel suppliers for a typical duration of three to seven years for airlines and one to five years for hotels. As of September 30, 2013, we had contracts with approximately 225 airlines for the provision of one or more of our airline solutions. Although airline reservations contracts representing less than 5% of Airline Solutions’ 2012 revenue are scheduled for renewal in each of 2014 and 2015, airline reservations contracts representing approximately 10% of Airline Solutions’ 2012 revenue are scheduled for renewal in each of 2016 and 2017. Hospitality Solutions contract renewals are relatively evenly spaced, with approximately one-third of contracts representing approximately one quarter of Hospitality Solutions’ 2012 revenue coming up for renewal in any given year. We cannot guarantee that we will be able to renew our solutions contracts in the future on favorable economic terms or at all.

Additionally, we use several third-party distributor partners and four joint ventures to extend our GDS services in the APAC and EMEA regions. The termination of our contractual arrangements with any such third-party distributor partners and joint ventures could adversely impact our Travel Network business in the relevant markets. See “Business—Our Businesses—Travel Network—Geographic Scope” and “—We rely on third-party distributor partners and joint ventures to extend our GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest.” For more information on our relationships with our third-party distributor partners and joint ventures.

Our failure to renew some or all of these agreements on economically favorable terms or at all, or the early termination of these existing contracts, could cause some of our subscribers to move to a competing GDS or use other travel technology providers for the solutions we provide and would materially harm our business, reputation and brand. Our business therefore relies on our ability to renew our agreements with our travel buyers, travel suppliers, third-party distributor partners and joint ventures or developing relationships with new travel buyers and travel suppliers to offset any customer losses.

We are subject to a certain degree of revenue concentration among a portion of our customer base. Our top five Travel Network customers were responsible for 34% and 35% of our Travel Network revenue for the nine months ended September 30, 2013 and fiscal year ended December 31, 2012, respectively. Over the same period, our top five Airline and Hospitality Solutions customers represented 22% and 20% of our Airline and Hospitality Solutions revenues, respectively. Because of this concentration among a small number of customers, if an event were to adversely affect one of these customers, it would have a material impact on our business.

Our Travel Network business is exposed to pricing pressure from travel suppliers.

Travel suppliers continue to look for ways to decrease their costs and to increase their control over distribution. For example, the consolidation in the airline industry and the recent economic downturn, among other factors, have driven some airlines to negotiate for lower fees during contract renegotiations, thereby exerting increased pricing pressure on our Travel Network business, which, in turn, negatively affects our revenues and margins. In addition, travel suppliers’ use of alternative distribution channels, such as direct distribution through supplier-operated websites, may also adversely affect our contract renegotiations with these suppliers and negatively impact our transaction fee revenue. For example, as we attempt to renegotiate new agreements with our travel suppliers, they may withhold some or all of their content (fares and associated economic terms) for distribution exclusively through their direct distribution channels (for example, the relevant airline’s website) or offer travelers more attractive terms for content available through those direct channels after their contracts expire. As a result of these sources of negotiating pressure, we may have to decrease our prices to retain their business. If we are unable to renew our contracts with these travel suppliers on similar economic terms or at all, or if our ability to provide such content is similarly impeded, this would adversely affect the value of our Travel Network business as a marketplace due to our more limited content. See “—Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses.”

Our Travel Network business depends on relationships with travel buyers.

Our Travel Network business relies on relationships with several large travel buyers, including TMCs and OTAs, to generate a large portion of its revenue through bookings made by these travel companies. Although no individual travel buyer accounts for more than 10% of our revenue, the five largest travel buyers of our Travel Network business were responsible for bookings that represented approximately 34% and 35% of our Travel Network revenue for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively. Such revenue concentration in a relatively small number of travel buyers makes us particularly dependent on factors affecting those companies. For example, if demand for their services decreases, or if a key supplier pulls its content from us, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels.

Although our contracts with larger travel agencies often increase the incentives when the travel agency processes a certain volume or percentage of its bookings through our GDS, travel buyers are not contractually required to book exclusively through our GDS during the contract term. Travel buyers may shift bookings to other distribution intermediaries for many reasons, including to avoid becoming overly dependent on a single source of travel content or to increase their bargaining power with GDS providers. For example, Expedia shifted a significant portion of its business from Travel Network to a competitor GDS in late 2012, resulting in a year-over-year decline in our transaction volumes in 2013. Additionally, there may be regulations that allow travel buyers to terminate their contracts earlier. For example, according to European GDS regulations, small travel buyers may terminate a contract with a GDS vendor on three months’ notice after the first year of the contract.

These risks are exacerbated by increased consolidation among travel agencies and TMCs, which may ultimately reduce the pool of travel agencies that subscribe to GDSs. We must compete with other GDSs and other competitors for their business by offering or pre-paying competitive incentive payments, which, due to the strong bargaining power of these large travel buyers, tend to increase in each round of contract renewals. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results—Increasing travel agency incentive fees” for more information about our incentive fees. However, any reduction in transaction fees from travel suppliers due to supplier consolidation or other market forces could limit our ability to increase incentives to travel agencies in a cost-effective manner or otherwise affect our margins.

Our travel supplier customers may experience financial instability or consolidation, pursue cost reductions, change their distribution model or undergo other changes.

We generate the majority of our revenue and accounts receivable from airlines, with approximately 65% and 64%, respectively, of our revenue for the nine months ended September 30, 2013 and for the fiscal year ended December 31, 2012, and 59% and 58%, respectively, of our trade accounts receivable attributable to these customers as of September 30, 2013 and December 31, 2012. We also derive revenue from hotels, car rental brands, rail carriers, cruise lines, tour operators and other suppliers in the travel and tourism industries. Adverse changes in any of these relationships or the inability to enter into new relationships could negatively impact the demand for and competitiveness of our travel products and services. For example, a lack of liquidity in the capital markets or weak economic performance may cause our travel suppliers to increase the time they take to pay or to default on their payment obligations, which could lead to a higher level of bad debt expense and negatively affect our results. We regularly monitor the financial condition of the air transportation industry and have noted the financial difficulties faced by several air carriers. Any large-scale bankruptcy or other insolvency proceeding of an airline or hospitality supplier could subject our agreements with that customer to rejection or early termination. Because we generally do not require security or collateral from our customers as a condition of sale, our revenues may be subject to credit risk more generally.

Furthermore, supplier consolidation, particularly in the airline industry, could harm our business. Our Travel Network business depends on a relatively small number of U.S. based airlines for a substantial portion of its revenue, and all of our businesses are highly dependent on airline ticket volumes. Consolidation among airlines, including the recent consolidation of Southwest Airlines with AirTran Airways and American Airlines with US Airways, could result in the loss of an existing customer and the related fee revenue, decreased airline ticket volumes due to capacity restrictions implemented concurrently with the consolidation, and increased airline concentration and bargaining power to negotiate lower transaction fees. For example, the consolidation of American Airlines with US Airways could adversely affect our business if future contract negotiations with the merged entity result in adverse changes compared to our existing relationships with these two airlines. These adverse changes may include, but are not limited to, renegotiated distribution or solutions contracts that contain less favorable terms to us or the loss of such contracts entirely. In addition, consolidation among travel suppliers may result in one or more suppliers refusing to provide certain content to Sabre but rather making it exclusively available on the suppliers’ proprietary websites, hurting the competitive position of our GDS relative to those websites. See “—Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses.”

Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses.

Some travel suppliers that provide content to Travel Network and Travelocity, including some of Travel Network’s largest airline customers, have sought to increase usage of direct distribution channels. For example, these travel suppliers are trying to move more consumer traffic to their proprietary websites, and some travel suppliers have explored direct connect initiatives linking their internal reservations systems directly with travel agencies, thereby bypassing the GDSs. By enabling the shifting of costs onto travel agencies and travelers, this direct distribution trend enables them to apply pricing pressure and negotiate travel distribution arrangements that are less favorable to intermediaries. In the future, airlines may increase their use of direct distribution, which may cause a material decrease in their use of our GDS. Travel suppliers may also offer travelers advantages such as special fares and bonus miles, which could make their offerings more attractive than those available through our GDS platform. For example, in 2010 American Airlines announced its “Boarding and Flexibility” package which, according to American Airlines, provided additional benefits to travelers who book their airline tickets directly through their website.

In addition, in respect of ancillary products, travel suppliers may choose not to comply with the technical standards that allow ancillary products to be immediately distributed via intermediaries, thus resulting in a delay before these products become available through our GDS relative to availability through direct distribution. For example, airlines have been “unbundling” from base airfares various ancillary products such as food and beverage, checked baggage and pre-reserved seats, and a recent survey by SITA shows that the vast majority of ancillary revenues are earned through direct sales channels, such as the airline website. Similarly, some airlines have also further limited the type of fare content information that is distributed through OTAs, including Travelocity.

Companies with close relationships with end consumers, like Facebook, as well as new entrants introducing new paradigms into the travel industry, such as metasearch engines, may promote alternative distribution channels to our GDS by diverting consumer traffic away from intermediaries. For example, Google acquired ITA Software, a flight information software company that provides air shopping capabilities, and launched Google Flights and Google Hotel Finder in 2011. If Google Hotel Finder changes its model to bypass GDS and OTA intermediaries by referring consumers to direct hotel distribution channels or if Google Flights, which already refers customers directly to airline websites, becomes a more popular way to shop and book travel, our GDS and OTA businesses may be adversely affected.

Additionally, technological advancements may allow airlines and hotels to facilitate broader connectivity to and integration with large travel buyers, such that certain airline and hotel offerings could be made available directly to such travel buyers without the involvement of intermediaries such as Travel Network and its competitors.

We rely on third-party distributor partners and joint ventures to extend our GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest.

Our Travel Network business utilizes third-party distributor partners and joint ventures to extend our GDS services in the APAC and EMEA regions. We work with these partners to establish and maintain commercial and customer service relationships with both travel suppliers and travel buyers. Since we do not exercise management control over their day-to-day operations, the success of their marketing efforts and the quality of the services they provide is beyond our control. If they do not meet our standards for distribution, our reputation may suffer materially, and sales in those regions could decline significantly. Any interruption in these third-party services, deterioration in their performance or termination of our contractual arrangements with them could negatively impact our ability to extend our GDS services in the relevant markets.

In addition, our business may be harmed due to potential conflicts of interest with our joint venture partners. Large regional airlines collectively control a majority of the outstanding equity interests in our Abacus joint venture, a Singapore-based distribution provider that serves the APAC region. As travel suppliers, these airlines’ interests differ from our Travel Network business’ interests as a distribution intermediary. For example, the airline owners may not agree to pay travel agent incentives at the same rate as our GDS competitors. Subject to some exceptions, we are also prohibited from competing with Abacus by directly or indirectly engaging in the GDS business in Asia, Australia, New Zealand and certain Pacific islands.

The travel distribution market is highly competitive, and we are subject to competition from other GDS providers, direct distribution by travel suppliers and new entrants or technologies that may challenge the GDS business model.

The evolution of the global travel and tourism industry, the introduction of new technologies and standards and the expansion of existing technologies in key markets could, among other factors, contribute to an intensification of competition in the business areas and regions in which we operate. Increased competition could require us to increase spending on marketing activities or product development, to decrease our booking or transaction fees and other charges (or defer planned increases in such fees and charges), to increase incentive or full content payments or take other actions that could harm our business. A GDS has two broad categories of customers: (i) travel suppliers, such as airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, and (ii) travel buyers, such as online and offline travel agencies, TMCs and corporate travel departments. The competitive positioning of a GDS depends on the success it achieves with both customer categories. Other factors that may affect the competitive success of a GDS include the timeliness and accuracy of the travel content offered, the reliability and ease of use of the technology, the incentives paid to travel agencies, the transaction fees charged to travel suppliers and the range of products and services available to travel suppliers and travel buyers. Our GDS competitors could seek to capture market share by offering more differentiated content, products or services, increasing the incentive fees paid to travel agencies, or decreasing the transaction fees charged to travel suppliers, which would harm our business to the extent they gain market share from us or force us to respond by lowering our prices or increasing the incentives we pay.

Our Travel Network business principally faces competition from:

•	other GDSs, principally Amadeus, which operates the Amadeus GDS, and Travelport, which owns the Galileo, Apollo and Worldspan GDS platforms;

•	a number of local distribution systems and travel marketplace providers that are primarily owned by airlines or government entities and operate primarily in their home countries, including TravelSky in China and Sirena in Russia and the Commonwealth of Independent States;

•	direct distribution and other alternative forms of distribution by travel suppliers (see “—Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses”);

•	corporate travel booking tools; and

•	new entrants or technologies such as third-party aggregators or metasearch sites.

We cannot guarantee that we will be able to compete successfully against our current and future competitors in the travel distribution market, some of which may achieve greater brand recognition than us, have greater financial, marketing, personnel and other resources or be able to secure services and products from travel suppliers on more favorable terms. If we fail to overcome these competitive pressures, we may lose market share and our business may otherwise be negatively affected.

Our ability to maintain and grow our Airline and Hospitality Solutions business may be negatively affected by competition from other third-party solutions providers and new participants that seek to enter the solutions market.

Our Airline and Hospitality Solutions business principally faces competition from existing third-party solutions providers. For our Airline Solutions business, these competitors include (i) Amadeus, our closest competitor in terms of size and breadth, (ii) traditional technology companies, such as Hewlett-Packard (“HP”), Unisys and Navitaire (a division of Accenture), and (iii) airline industry participants, such as Jeppesen (a division of Boeing), Lufthansa Systems, and SITA. We also compete with various point solutions providers, such as PROS, ITA Software, Datalex and Travelport, on a more limited basis in several discrete functional areas. For our Hospitality Solutions business, we face competition across many aspects of our business but our primary competitors are in the hospitality CRS and PMS fields, including MICROS, TravelClick, Pegasus and Trust, among others. Although new entrants specializing in a particular type of software occasionally enter the solutions market, they typically focus on emerging or evolving business problems, niche solutions or small regional customers.

Factors that may affect the competitive success of our Airline and Hospitality Solutions business include our pricing structure, our ability to keep pace with technological developments, the effectiveness and reliability of our implementation and system migration processes, our ability to meet a variety of customer specifications, the effectiveness and reliability of our systems, the cost and efficiency of our system upgrades and our customer support services. Our failure to compete effectively on these and other factors could decrease our market share and negatively affect our Airline and Hospitality Solutions business.

The recently signed strategic marketing agreement with Expedia may not be successfully implemented or may not result in the benefits anticipated by the parties.

In August 2013, Travelocity entered into an exclusive, long-term strategic marketing agreement with Expedia in which Expedia will power the technology platforms of Travelocity’s U.S. and Canadian websites as well as provide Travelocity with access to Expedia’s supply and customer service platforms. Both parties began development and implementation of this arrangement after signing. By December 31, 2013, the majority of the online hotel and air offering had been migrated to the Expedia platform, and a launch of the majority of the remainder is expected in early 2014. See “Business—Our Businesses—Travelocity.” If we do not implement the Expedia SMA on the expected schedule, we are subject to a number of risks:

•	our financial performance could be negatively affected;

•	we may lose customers and revenue if there are implementation problems that cause website errors, outages or other malfunctions or if the expected improvements in customer conversion rates do not materialize; and

•	if we fail to successfully implement the Expedia SMA, our ability to negotiate a similar arrangement with another party in which bookings are processed through the Travel Network will be severely curtailed.

Moreover, we are still subject to a number of post-implementation risks. Our success is dependent on many factors including:

•	improved conversion through better site performance and user experience using the Expedia platform and technology;

•	reliability and availability of Expedia’s platform and technology;

•	Expedia’s ability to provide attractive content through its platform;

•	improved cost structure by reducing operational complexity; and

•	profitable results from our marketing efforts.

The Expedia SMA requires us to guarantee Travelocity’s indemnification obligations for liabilities that may arise out of certain litigation matters, which may materially adversely affect our cash flows. Our financial condition may also be harmed if Expedia does not pay us in a timely manner for our share of the performance-based marketing fee.

Expedia will use our GDS for shopping and booking of the air travel booked through Travelocity.com and Travelocity.ca until 2019, at which time it may choose to use another intermediary for a portion or all of such air travel, subject to earlier termination under certain circumstances. We do not expect that Expedia will use Travel Network for shopping and booking of a portion of non-air travel for Travelocity.com and Travelocity.ca after the launch of the Expedia SMA.

Although the term of the agreement is eight years and automatically renews under certain conditions, the agreement may be terminated by Expedia upon the occurrence of certain events, some of which are outside our control, including, among others, (i) failure to meet minimum revenue amounts, (ii) the occurrence of a material adverse effect, and (iii) force majeure. The early termination of this agreement may result in a significant impact on our earnings.

We also agreed to a put/call arrangement with Expedia (“Expedia Put/Call”) whereby Expedia may acquire, or we may sell to Expedia, certain assets relating to the Travelocity business. Our put right may be exercised during the first 24 months of the Expedia SMA only upon the occurrence of certain triggering events primarily relating to implementation, which are outside of our control. The occurrence of such events is not considered probable. During this period, the amount of the put right is fixed. After the 24 month period, the put right is only exercisable for a limited period of time in 2016 at a discount to fair market value. The call right held by Expedia is exercisable at any time during the term of the Expedia SMA. If the call right is exercised, although we expect the amount paid will be fair value, the call right provides for a floor for a limited time that may be higher than fair value and a ceiling for the duration of the agreement that may be lower than fair value. In any case, we would no longer benefit from the financial performance of Travelocity in future periods.

Implementation of software solutions often involves a significant commitment of resources, and any failure to deliver as promised on a significant implementation could adversely affect our business.

In our Travel Network business and our Airline and Hospitality Solutions business, the implementation of software solutions often involves a significant commitment of resources and is subject to a number of significant risks over which we may or may not have control. These risks include:

•	the features of the implemented software may not meet the expectations or fit the business model of the customer;

•	our limited pool of trained experts for implementations cannot quickly and easily be augmented for complex implementation projects, such that resources issues, if not planned and managed effectively, could lead to costly project delays;

•	customer-specific factors, such as the stability, functionality, interconnection and scalability of the customer’s pre-existing information technology infrastructure, as well as financial or other circumstances could destabilize, delay or prevent the completion of the implementation process, which, for airline reservations systems, typically takes 12 to 18 months; and

•	customers and their partners may not fully or timely perform the actions required to be performed by them to ensure successful implementation, including measures we recommend to safeguard against technical and business risks.

As a result of these and other risks, some of our customers may incur large, unplanned costs in connection with the purchase and installation of our software products. Also, implementation projects could take longer than planned or fail. We may not be able to reduce or eliminate protracted installation or significant additional costs. Significant delays or unsuccessful customer implementation projects could result in claims from customers, harm our reputation and negatively impact our operating results.

We use open source software in our solutions that may subject our software solutions to general release or require us to re-engineer our solutions.

We use open source software in our solutions and may use more open source software in the future. From time to time, there have been claims by companies claiming ownership of software that was previously thought to be open source and that was incorporated by other companies into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine or, in some cases, link our proprietary software solutions with or to open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software solutions or license such proprietary solutions under the terms of a particular open source license or other license granting third parties certain rights of further use. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to seek licenses from third parties in order to continue offering our software, to re-engineer our solutions, to discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

We rely on the availability and performance of information technology services provided by third parties, including HP, which manages a significant portion of our systems.

Our businesses are largely dependent on the computer data centers and network systems operated for us by HP. We also rely on other developers and service providers to maintain and support our global telecommunications infrastructure, including to connect our computer data center and call centers to end-users.

Our success is dependent on our ability to maintain effective relationships with these third-party technology and service providers. Some of our agreements with third-party technology and service providers are terminable for cause on short notice and often provide limited recourse for service interruptions. For example, our agreement with HP provides us with limited indemnification rights. We could face significant additional cost or business disruption if:

•	Any such providers fail to enable us to provide our customers and suppliers with reliable, real-time access to our systems. For example, in August 2013, we experienced a significant outage of the Sabre platform due to a failure on the part of one of our service providers. This outage, which affected both our Travel Network business and our Airline Solutions business, lasted a number of hours and caused significant problems for our customers. Any such future outages could cause damage to our reputation, customer loss and require us to pay compensation to affected customers.

•	Our arrangements with such providers are terminated or impaired and we cannot find alternative sources of technology or systems support on commercially reasonable terms or on a timely basis. For example, our substantial dependence on HP for many of our systems makes it difficult for us to switch vendors and makes us more sensitive to changes in HP’s pricing for its services.

Our business could be harmed by adverse global and regional economic and political conditions.

Travel expenditures are sensitive to personal and business discretionary spending levels and grow more slowly or decline during economic downturns. We derive the majority of our revenue from the United States and Europe, approximately 62% and 17%, respectively, for the nine months ended September 30, 2013, and 62% and 18%, respectively, for the fiscal year ended December 31, 2012. Our geographic concentration in the United States and Europe makes our business particularly vulnerable to economic and political conditions that adversely affect business and leisure travel originating in or traveling to these countries.

For example, beginning in December 2007, there was a rapid deterioration of the U.S. economy and several countries in Europe began experiencing worsening credit and economic conditions. The U.S. and certain European governments are still operating at large financial deficits, which has contributed to the challenging macroeconomic conditions and the struggling economic recovery. This resulted in a significant decline in travel to the extent that these challenging macroeconomic conditions affect personal and business discretionary spending on travel. Most recently, the shutdown of the U.S. government and the continued U.S. government sequestration affected, and in the case of the U.S. governmental sequestration continues to affect, government and government-related travel throughout the United States. Because a large number of our travel buyer subscribers book travel on behalf of the U.S. government, our Travel Network business has been more negatively impacted than that of our competitors. Moreover, the increase in the Transportation Security Agency security charge in the recent U.S. federal budget deal will likely increase airline ticket prices, which may result in decreased travel volumes and may negatively affect our business.

Despite signs of gradual recovery, there is still weakness in parts of the global economy, including increased unemployment, reduced financial capacity of both business and leisure travelers, diminished liquidity and credit availability, declines in consumer confidence and discretionary income and general uncertainty about economic stability. We cannot predict the magnitude, length or recurrence of recessionary economic patterns, which have impacted, and may continue to impact, demand for travel and lead to reduced spending on the services we provide.

We derive the remainder of our revenues primarily from APAC, Latin America and MEA, where political instability and regulatory uncertainty is significantly higher than in Europe and the United States. Any unfavorable economic, political or regulatory developments in those regions could negatively affect our business, such as delays in payment or non-payment of contracts, delays in contract implementation or signing, carrier control issues and increased costs from regulatory changes.

Our OTAs are subject to a number of risks specific to their activities.

Our OTAs are subject to certain risks inherent in the consumer-facing OTA industry. Notwithstanding the Expedia SMA, Travelocity will continue to be exposed to these risks because its revenue stream is largely dependent upon Expedia’s performance. These risks include, but are not limited to, the following:

•	Competition. The OTA industry is an increasingly competitive global environment with a number of established and emerging online and traditional sellers of travel-related services, including other OTAs, offline travel agents, travel suppliers, large online portal and search companies, travel metasearch engines and increasingly, mobile platform travel apps and social apps. Recently, we have seen increasing consolidation among our competitors, including Priceline’s acquisition of Kayak in November 2012 and Expedia’s acquisition of trivago in March 2013. These players compete on price, travel inventory availability and breadth, technological sophistication, ability to meet rapidly evolving consumer trends and demands, brand recognition, search engine rankings, ease of use and accessibility, customer service and reliability. If we cannot adequately address these trends and provide travelers with the content they seek at acceptable prices, our OTAs may not be able to compete successfully against current and future competitors.

•	Content. OTAs use their website content and ability to comparison shop to attract and convert visitors into booking customers and repeat users. The success of our OTAs in attracting users depends, in part, upon our continued ability to collect, create and distribute high-quality, commercially valuable content that meets customers’ specific needs in a cost-effective manner. For Travelocity.com and Travelocity.ca, we are dependent on Expedia to make relevant travel content available to customers. Failing to meet the specific needs of consumers could make our OTAs less competitive. Changes in the cost structure by which our OTAs currently obtain their content, or changes in travelers’ relative appreciation of that content, could negatively impact our OTAs’ business and financial performance.

•	Relationships with travel suppliers and travel distribution partners. OTAs such as ours depend on travel suppliers and distribution partners for access to inventory and derive a substantial portion of their revenue from these suppliers and distribution partners in the form of compensation for bookings. Many travel suppliers have reduced or eliminated and may continue to reduce or eliminate, commissions and fees paid to travel agencies, and our OTA business could be harmed if this trend continues. Also, if travel suppliers or GDSs attempt to implement multiple costly direct connections or charge travel agencies for or otherwise restrict access to content, our OTAs’ ability to offer competitive inventory and pricing may be adversely affected, leading to decreased revenues and margins.

•	Changes in search engine algorithms and other traffic sources. We increasingly utilize internet search engines to generate traffic to our OTAs, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the algorithm that determines the placement and display of search results such that our links could be placed lower on the page or displayed less prominently. We also depend on pay-per-click and display advertising campaigns on search and shopping providers like Google, Kayak, and TripAdvisor to direct a significant amount of traffic to our OTAs. Our business may be harmed if we cannot keep pace with the rapidly changing pricing and operating dynamics for these traffic sources.

•	Media. Our OTAs receive fees from companies and organizations, such as those in the travel industry, for display and referral advertising products. If a significant portion of our advertisers feel that our OTAs are no longer attracting or referring relevant customers, and, as a result, reduce their advertising with our OTAs, our revenues could decline.

•	License requirements. In some of the jurisdictions where we provide travel services through our OTAs, we are required to obtain certain licenses and approvals from the relevant regulatory authorities. These regulatory authorities generally have broad discretion to grant, renew and revoke such licenses and approvals. Any of these regulatory authorities could permanently or temporarily suspend the necessary licenses and approvals in respect of some or all of our travel agency and related activities in such jurisdictions, which would adversely impact the activities of the affected OTA.

We rely on the value of our brands, which may be damaged by a number of factors, some of which are out of our control.

We believe that maintaining and expanding our portfolio of product and service brands are important aspects of our efforts to attract and expand our customer base, particularly for our OTA business. Our brands may be negatively impacted by, among other things, unreliable service levels from third-party providers, customers’ inability to properly interface their applications with our technology, the loss or unauthorized disclosure of personal data or other bad publicity due to litigation, regulatory concerns or otherwise relating to our business. Any inability to maintain or enhance awareness of our brands among our existing and target customers could negatively affect our current and future business prospects.

For example, awareness, perceived quality and perceived differentiated attributes of our OTA brands, especially Travelocity, are important aspects of our efforts to attract and expand the number of travelers who use our OTA websites and mobile apps. We are responsible for marketing and retailing capabilities for our OTAs, such as building brand awareness and customer relationships and working on customer acquisition and customer analytics. There is an inherent level of risk associated with our marketing investments such that we could fail to attract new or repeat travelers to our websites or mobile apps in a cost-effective manner and may not result in conversion of a sufficient portion of these visitors into booking customers.

Any inability or failure to adapt to technological developments or the evolving competitive landscape could harm our business operations and competitiveness.

We depend upon the use of sophisticated information technology and systems. See “Business—Research, Development and Technology.” Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies and systems in response to new technological developments, industry standards and trends and customer demands. For example, we currently utilize mainframe infrastructure technology for certain of our enterprise applications and platforms due to its ability to provide the reliability and scalability we require for our complex technological operations. Although we believe that IBM, currently the only provider of this technology, is committed to investing in mainframes, the number of users and programmers able to service this technology is decreasing. We may eventually have to migrate to another business environment, which could cause us to incur substantial costs, result in instability and business interruptions and materially harm our business.

Adapting to new technological and marketplace developments, such as IATA’s proposed new distribution capability (“NDC”), may require substantial expenditures and lead time and we cannot guarantee that projected future increases in business volume will actually materialize. We may experience difficulties that could delay or prevent the successful development, marketing and implementation of enhancements, upgrades and additions. Moreover, we may fail to maintain, upgrade or introduce, new products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. Those that we do develop may not achieve acceptance in the marketplace sufficient to generate material revenue or may be rendered obsolete or non-competitive by our competitors’ offerings. For example, Microsoft is currently developing Travel 2015, a trip-planning tool that uses predictive modeling to anticipate travelers’ preferred flight options, which may become a significant competitor to our TripCase mobile app. Also, Concur Technologies’ TripLink, which captures travel reservations information regardless of the channel on which bookings were made, has the potential to evolve and pose a significant risk to our Travel Network business.

In addition, our competitors are constantly increasing their product and service offerings through organic research and development or through strategic acquisitions. For example, Amadeus recently acquired Hitit Computer Services, an airline customer relationship management (“CRM”) and loyalty solutions provider. This allows Amadeus to maintain a relationship with Etihad Airways and Virgin Australia, customers that have recently migrated to our Sabre reservations platform. More recently, Amadeus also acquired Newmarket International, a hotel IT solutions provider, which will allow Amadeus to broaden its portfolio of supplier solutions. As a result, we must continue to invest significant resources in research and development in order to continually improve the speed, accuracy and comprehensiveness of our services and we may be required to make changes to our technology platforms or increase our investment in technology, increase marketing, adjust prices or business models and take other actions, which could affect our financial performance and liquidity.

Our success depends on maintaining the integrity of our systems and infrastructure, which may suffer from failures, capacity constraints, business interruptions and forces outside of our control.

We may be unable to maintain and improve the efficiency, reliability and integrity of our systems. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays. Such constraints can also lead to the deterioration of our services or impair our ability to process transactions. We occasionally experience system interruptions that make certain of our systems unavailable including, but not limited to, our GDS and the services that our Airline and Hospitality Solutions business provides to airlines and hotels. For example, in August 2013, we experienced a significant outage of the Sabre platform due to a failure on the part of one of our service providers. This outage lasted a number of hours and caused significant problems for our customers. System interruptions may prevent us from efficiently providing services to customers or other third parties, which could cause damage to our reputation and result in our losing customers and revenues or cause us to incur litigation and liabilities. Although we have contractually limited our liability for damages caused by outages of our GDS (other than damages caused by our gross negligence or willful misconduct), we cannot guarantee that we will not be subject to lawsuits or other claims for compensation from our customers in connection with such outages.

Our systems may also be susceptible to external damage or disruption. Much of the computer and communications hardware upon which we depend is located across multiple data center facilities in a single geographic region. Our systems could be damaged or disrupted by power, hardware, software or telecommunication failures, human errors, natural events including floods, hurricanes, fires, winter storms, earthquakes and tornadoes, terrorism, break-ins, hostilities, war or similar events. Computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions affecting the Internet, telecommunication services or our systems could cause service interruptions or the loss of critical data, and could prevent us from providing timely services. We could be harmed by outages in, or unreliability of, our data center facilities or infrastructure components and such outages or unreliability may prevent us from efficiently providing services to customers or other third parties. Failure to efficiently provide services to customers or other third parties could cause damage to our reputation and result in the loss of customers and revenues, significant recovery costs or litigation and liabilities. Moreover, such risks are likely to increase as we expand our business and as the tools and techniques involved become more sophisticated.

Although we have implemented measures intended to protect certain systems and critical data and provide comprehensive disaster recovery and contingency plans for certain customers that purchase this additional protection, these protections and plans are not in place for all systems and several of our existing critical backup systems are located in the same metropolitan area as our primary systems and we may not have sufficient disaster recovery tools or resources available depending on the type or size of the disruption. Disasters affecting our facilities, systems or personnel might be expensive to remedy and could significantly diminish our reputation and our brands, and we may not have adequate insurance to cover such costs.

The occurrence of any of these events could result in a material adverse effect on our business, financial condition and results of operations. Customers and other end-users who rely on our software products and services, including our SaaS and hosted offerings, for applications that are integral to their businesses may have a greater sensitivity to product errors and security vulnerabilities than customers for software products generally. Additionally, security breaches that affect third parties upon which we rely, such as travel suppliers, may further expose us to negative publicity, possible liability or regulatory penalties. Events outside our control could cause interruptions in our IT systems, which could have a material adverse effect on our business operations and harm our reputation.

Security breaches could expose us to liability and damage our reputation and our business.

We process, store, and transmit large amounts of data, including personal information of our customers, and it is critical to our business strategy that our facilities and infrastructure, including those provided by HP or other vendors, remain secure and are perceived by the marketplace to be secure. Our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or nefarious actors or similar disruptive problems. Any physical or electronic break-in or other security breach or compromise of the information handled by us or our service provider may jeopardize the security or integrity of information in our computer systems and networks or those of our customers and cause significant interruptions in our and our customers’ operations. Consumer-facing e-commerce websites are frequently subject to cybersecurity attacks due to the public nature of such websites and the personal information they collect and store. From time to time, we have experienced certain immaterial security breaches relating to our Travelocity business.

Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, such measures cannot provide absolute security. In addition, we may not successfully implement remediation plans to address all potential exposures. It is possible that we may have to expend additional financial and other resources to address such problems. Failure to prevent or mitigate data loss or other security breaches could expose us or our customers to a risk of loss or misuse of such information, cause customers to lose confidence in our data protection measures, damage our reputation, adversely affect our operating results or result in litigation or potential liability for us. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all our losses.

Our ability to recruit, train and retain technical employees is critical to our results of operations and future growth.

Our continued ability to compete effectively depends on our ability to recruit new employees and retain and motivate existing employees, particularly professionals with experience in our industry, information technology and systems. The specialized skills we require can be difficult and time-consuming to acquire and are often in short supply. There is high demand and competition for well-qualified employees, such as software engineers, developers and other technology professionals with specialized knowledge in software development, especially expertise in certain programming languages. This competition affects both our ability to retain key employees and to hire new ones. Any of our employees may choose to terminate their employment with us at any time, and a lengthy period of time is required to hire and train replacement employees when such skilled individuals leave the company. If we fail to attract well-qualified employees or to retain or motivate existing employees, our business could be materially hindered by, for example, a delay in our ability to deliver products and services under contract, bring new products and services to market or respond swiftly to customer demands. Even if we are able to maintain our employee base, the resources needed to recruit and retain such employees may adversely affect our business, financial condition and results of operations.

We operate a global business that exposes us to risks associated with international activities.

Our international operations involve risks that are not generally encountered when doing business in the United States. These risks include, but are not limited to:

•	changes in foreign currency exchange rates and financial risk arising from transactions in multiple currencies;

•	difficulty in developing, managing and staffing international operations because of distance, language and cultural differences;

•	disruptions to or delays in the development of communication and transportation services and infrastructure;

•	consumer attitudes, including the preference of customers for local providers;

•	increasing labor costs due to high wage inflation in foreign locations, differences in general employment conditions and the degree of employee unionization and activism;

•	business, political and economic instability in foreign locations, including actual or threatened terrorist activities, and military action;

•	adverse laws and regulatory requirements, including more comprehensive regulation in the European Union (“EU”);

•	export or trade restrictions;

•	more restrictive data privacy requirements;

•	governmental policies or actions, such as consumer, labor and trade protection measures;

•	taxes, restrictions on foreign investment and limits on the repatriation of funds;

•	diminished ability to legally enforce our contractual rights; and

•	decreased protection for intellectual property.

Any of the foregoing risks may adversely affect our ability to conduct and grow our business internationally.

We are exposed to risks associated with acquiring or divesting businesses or business operations.

We have acquired or divested, and may in the future acquire or divest, businesses or business operations. Since 2010, we have acquired FlightLine Data Services, Inc. (“FlightLine”), Calidris ehf (“Calidris”), f:wz, PRISM Group Inc. and PRISM Technologies LLC (collectively “PRISM”), SoftHotel and Zenon N.D.C., Limited. We may not be able to identify suitable candidates for additional business combinations and strategic investments, obtain financing on acceptable terms for such transactions, obtain necessary regulatory approvals or otherwise consummate such transactions on acceptable terms, or at all. Any acquisitions that we are able to identify and complete may also involve a number of risks, including our inability to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees; the diversion of our management’s attention from our existing business to integrate operations and personnel; possible material adverse effects on our results of operations during the integration process; becoming subject to contingent or other liabilities, including liabilities arising from events or conduct predating the acquisition that were not known to us at the time of the acquisition; and our possible inability to achieve the intended objectives of the transaction, including the inability to achieve cost savings and synergies. Acquisitions may also have unanticipated tax and accounting ramifications. To consummate any such transactions, we may need to raise external funds through the sale of equity or debt in the capital markets or through private placements, which may affect our liquidity and may dilute the value of our common stock.

Since 2012, we have divested D.V. Travels Guru Pvt. Ltd. and Desiya Online Distribution Pvt. Ltd. (collectively “TravelGuru”), Zuji Properties A.V.V. and Zuji Pte Ltd along with its operating subsidiaries

(collectively “Zuji”), Travelocity Business (“TBiz”), Travelocity Nordics, Holiday Autos, Sabre Pacific and other businesses. Any divestitures may involve a number of risks, including the diversion of management’s attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of the affected business or business operations. Failure to timely complete or to consummate a divestiture may negatively affect the valuation of the affected business or business operations or result in restructuring charges.

Regulatory and Other Legal Risks

We may not be able to protect our intellectual property effectively, which may allow competitors to duplicate our products and services.

Our success and competitiveness depend, in part, upon our technologies and other intellectual property, including our brands. Among our significant assets are our proprietary and licensed software and other proprietary information and intellectual property rights. We rely on a combination of copyright, trademark and patent laws, laws protecting trade secrets, confidentiality procedures and contractual provisions to protect these assets both in the United States and in foreign countries. The laws of some jurisdictions may provide less protection for our technologies and other intellectual property assets than the laws of the United States.

There is no certainty that our intellectual property rights will provide us with substantial protection or commercial benefit. Despite our efforts to protect our intellectual property, some of our innovations may not be protectable, and our intellectual property rights may offer insufficient protection from competition or unauthorized use, lapse or expire, be challenged, narrowed, invalidated, or misappropriated by third parties, or be deemed unenforceable or abandoned, which, could have a material adverse effect on our business, financial condition and results of operations and the legal remedies available to us may not adequately compensate us. We cannot be certain that others will not independently develop, design around, or otherwise acquire equivalent or superior technology or intellectual property rights.

•	While we take reasonable steps to protect our brands and trademarks, we may not be successful in maintaining or defending our brands or preventing third parties from adopting similar brands. If our competitors infringe our principal trademarks, our brands may become diluted or if our competitors introduce brands or products that cause confusion with our brands or products in the marketplace, the value that our consumers associate with our brands may become diminished, which could negatively impact sales.

•	Our patent applications may not be granted, and the patents we own could be challenged, invalidated, narrowed or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Once our patents expire, or if they are invalidated, narrowed or circumvented, our competitors may be able to utilize the technology protected by our patents which may adversely affect our business.

•	Although we rely on copyright laws to protect the works of authorship created by us, we do not generally register the copyrights in our copyrightable works where such registration is permitted. Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the United States. Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third-party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

•	We use reasonable efforts to protect our trade secrets. However, protecting trade secrets can be difficult and our efforts may provide inadequate protection to prevent unauthorized use, misappropriation, or disclosure of our trade secrets, know how, or other proprietary information.

•	We also rely on our domain names to conduct our online businesses. While we use reasonable efforts to protect and maintain our domain names, if we fail to do so the domain names may become available to others. Further, the regulatory bodies that oversee domain name registration may change their regulations in a way that adversely affects our ability to register and use certain domain names.

We license software and other intellectual property from third parties. Such licensors may breach or otherwise fail to perform their obligations, or claim that we have breached or otherwise attempt to terminate their license agreements with us. We also rely on license agreements to allow third parties to use our intellectual property rights, including our software, but there is no guarantee that our licensees will abide by the terms of our license agreements or that the terms of our agreements will always be enforceable.

In addition, policing unauthorized use of and enforcing intellectual property can be difficult and expensive. The fact that we have intellectual property rights, including registered intellectual property rights, may not guarantee success in our attempts to enforce these rights against third parties. Besides general litigation risks, changes in, or interpretations of, intellectual property laws may compromise our ability to enforce our rights. We may not be aware of infringement or misappropriation, or elect not to seek to prevent it. Our decisions may be based on a variety of factors, such as costs and benefits of taking action, and contextual business, legal, and other issues. Any inability to adequately protect our intellectual property on a cost-effective basis could harm our business.

Intellectual property infringement actions against us could be costly and time consuming to defend and may result in business harm if we are unsuccessful in our defense.

Third parties may assert, including by means of counterclaims against us as a result of the assertion of our intellectual property rights, that our products, services or technology, or the operation of our business, violate their intellectual property rights. We are currently subject to such assertions, including patent infringement claims, and may be subject to such assertions in the future. Such assertions may also be made against our customers who may seek indemnification from us. In the ordinary course of business, we enter into agreements that contain indemnity obligations whereby we are required to indemnify our customers against such assertions arising from our customers’ usage of our products, services or technology. As the competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could become more common. We cannot be certain that we do not or will not infringe third parties’ intellectual property rights.

Legal proceedings involving intellectual property rights are highly uncertain, and can involve complex legal and scientific questions. Any intellectual property claim against us, regardless of its merit, could result in significant liabilities to our business, and can be expensive and time consuming to defend. Depending on the nature of such claims, our businesses may be disrupted, our management’s attention and other company resources may be diverted and we may be required to redesign, reengineer or rebrand our products and services, if feasible, to stop offering certain products and services or to enter into royalty or licensing agreements in order to obtain the rights to use necessary technologies, which may not be available on terms acceptable to us, if at all, and may result in a decrease of our competitive advantage. Our failure to prevail in such matters could result in loss of intellectual property rights, judgments awarding substantial damages, including possible treble damages and attorneys’ fees, and injunctive or other equitable relief against us. If we are held liable, we may be unable to exploit some or all of our intellectual property rights or technology. Even if we are not held liable, we may choose to settle claims by making a monetary payment or by granting a license to intellectual property rights that we otherwise would not license. Further, judgments may result in loss of reputation, may force us to take costly remediation actions, delay selling our products and offering our services, reduce features or functionality in our services or products, or cease such activities altogether. Insurance may not cover or be insufficient for any such claim.

Defects in our products may subject us to significant warranty liabilities or product liability claims and we may have insufficient product liability insurance to pay material uninsured claims.

Our Airline and Hospitality Solutions business exposes us to the risk of product liability claims that are inherent in software development. We may inadvertently create defective software, or supply our customers with defective software or software components that we acquire from third parties, which could result in personal injury or property damage, and may result in warranty or product liability claims brought against us, our travel supplier customers or third parties.

Under our Airline and Hospitality Solutions business’ agreements, we generally must indemnify our customers for liability arising from intellectual property infringement claims with respect to our software. These indemnification obligations could be significant and we may not have adequate insurance coverage to protect us against all claims. We currently rely on a combination of self-insurance and third-party insurance to cover potential product liability exposure. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future, require us to incur significant legal fees, decrease demand for any products that we successfully develop, divert management’s attention, and force us to limit or forgo further development and commercialization of these products. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial.

We are involved in various legal proceedings which may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes.

We are involved in various legal proceedings that involve claims for substantial amounts of money or which involve how we conduct our business. See “Business—Legal Proceedings.” For example, a number of state and local governments have filed lawsuits against us pertaining to sales or occupancy taxes they claim are due on some or all of our fees relating to hotel content distributed and sold via the merchant revenue model. In the merchant revenue model, the customer pays us an amount at the time of booking that includes (i) service fees, which we collect, and (ii) the price of the hotel room and amounts for occupancy or other local taxes, which we pass along to the hotel supplier. Pursuant to the Expedia SMA, we will continue to be liable for fees, charges, costs and settlements relating to litigation arising from hotels booked on the Travelocity platform prior to the Expedia SMA. However, fees, charges, costs and settlements relating to litigation from hotels booked subsequent to the Expedia SMA will be shared with Expedia according to the terms of the Expedia SMA. Under the Expedia SMA, we are also required to guarantee Travelocity’s indemnification obligations to Expedia for any liabilities arising out of historical claims with respect to this type of litigation. Even if we are successful in defending these types of lawsuits, state and local governments could adopt new ordinances directly taxing hotel booking fees and we may not be able to successfully challenge such ordinances.

Additionally, we are involved in antitrust litigation with US Airways. If we cannot resolve such matter favorably, we could be subject to (i) monetary damages, including treble damages under the antitrust laws and, depending on the amount of any such judgment, if we do not have sufficient cash on hand, we may be required to seek financing through the issuance of additional equity or from private or public financing or (ii) injunctive relief. Other airlines might likewise seek to benefit from any unfavorable outcome, by bringing their own claims against us on the same or similar grounds. We are also subject to a U.S. Department of Justice (“DOJ”) antitrust investigation relating to the pricing and conduct of the airline distribution industry. We received a civil investigative demand (“CID”) from the DOJ and we are fully cooperating. The DOJ has also sent CIDs to other companies in the travel industry. Based on its findings in the investigation, the DOJ may (i) close the file, (ii) seek a consent decree to remedy issues it believes violate the antitrust laws, or (iii) file suit against us for violating the antitrust laws, seeking injunctive relief. With respect to both of these proceedings, if injunctive relief were to be granted, depending on its scope, it could affect the manner in which our airline distribution business is operated and potentially force changes to the existing airline distribution business model.

In addition, we are involved in a number of antitrust class action lawsuits alleging a conspiracy among OTAs and hotels to fix hotel prices. We are also involved from time-to-time with patent litigation with non-practicing entities or “patent trolls” that seek quick settlement payments that are often far less than the cost of mounting a defense, regardless of the merits of the patent or whether or not we have actually infringed.

The defense of these actions, as well as any of the other actions described under “Business—Legal Proceedings” and any other actions brought against us in the future, is time consuming and diverts management’s attention. Even if we are ultimately successful in defending ourselves in such matters, we are likely to incur significant fees, costs and expenses as long as they are ongoing. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

We may not have sufficient insurance to cover our liability in pending litigation claims and future claims either due to coverage limits or as a result of insurance carriers seeking to deny coverage of such claims, which in either case could expose us to significant liabilities.

We maintain third-party insurance coverage against various liability risks, including securities, shareholder derivative, ERISA, and product liability claims, as well as other claims that form the basis of litigation matters pending against us. We believe these insurance programs are an effective way to protect our assets against liability risks. However, the potential liabilities associated with litigation matters pending against us, or that could arise in the future, could exceed the coverage provided by such programs. In addition, our insurance carriers have sought or may seek to rescind or deny coverage with respect to pending claims or lawsuits, completed investigations or pending or future investigations and other legal actions against us. See “Business—Legal Proceedings—Insurance Carriers” for more information on our current litigation with our insurance carriers. If we do not have sufficient coverage under our policies, or if the insurance companies are successful in rescinding or denying coverage, we may be required to make material payments in connection with third-party claims.

Any failure to comply with regulations or any changes in such regulations governing our businesses could adversely affect us.

Parts of our business operate in regulated industries and could be adversely affected by unfavorable changes in or the enactment of new laws, rules or regulations applicable to us, which could decrease demand for our products and services, increase costs or subject us to additional liabilities. Moreover, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the applicable regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could have a material adverse effect on our operations. In particular, after a voluntary disclosure, we received a warning letter from the Bureau of Industry and Security regarding our failure to comply fully with the Export Administration Regulations as to software updates for a few travel agency customers located outside the United States. Although the Bureau of Industry and Security declined to prosecute or sanction us, if we were to violate the Export Administration Regulations again, the matter could be reopened or taken into consideration when investigating future matters and we may be subject to criminal prosecution or administrative sanctions.

In Europe, GDS regulations or interpretations thereof may increase our cost of doing business or lower our revenues, limit our ability to sell marketing data, impact relationships with travel buyers, airlines, rail carriers or others, impair the enforceability of existing agreements with travel buyers and other users of our system, prohibit or limit us from offering services or products, or limit our ability to establish or change fees. Although regulations specifically governing GDSs have been lifted in the United States, they remain subject to general regulation regarding unfair trade practices by the U.S. Department of Transportation (“DOT”). In addition, continued regulation of GDSs in the EU and elsewhere could also create the operational challenge of supporting different products, services and business practices to conform to the different regulatory regimes. See “Business—Government Regulation—Computer Reservations System Industry Regulation” for additional information. We do not currently maintain a central database of all regulatory requirements affecting our worldwide operations and, as a result, the risk of non-compliance with the laws and regulations described above is heightened. Our failure to comply with these laws and regulations may subject us to fines, penalties and potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business.

Our collection, processing, storage, use and transmission of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views on data privacy or security breaches.

In our processing of travel transactions, we collect, process, store, use and transmit large amounts of sensitive personal data. This information is increasingly subject to legal restrictions around the world, which may result in conflicting legal requirements in the United States and other jurisdictions. For example, the U.S. Congress and federal agencies, including the Federal Trade Commission, have started to take a more aggressive stance in drafting and enforcing privacy and data protection laws. The EU is also in the process of proposing reforms to its existing data protection legal framework. These legal restrictions are generally intended to protect the privacy and security of personal information, including credit card information that is collected, processed and transmitted in or from the governing jurisdiction. Companies that handle this type of data have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure or use of sensitive personal information. As privacy and data protection becomes an increasingly politicized issue, we may also become exposed to potential liabilities as a result of conflicting legal requirements, differing views on the privacy of travel data or failure to comply with applicable requirements. Our business could be materially adversely affected if we are unable to comply with legal restrictions on the use of sensitive personal information or if such restrictions are expanded to require changes in our current business practices or are interpreted in ways that conflict with or negatively impact our present or future business practices.

We are exposed to risks associated with payment card industry (“PCI”) compliance.

The PCI Data Security Standard (“PCI DSS”) is a set of comprehensive requirements endorsed by credit card issuers for enhancing payment account data security that includes requirements for security management, policies, procedures, network architecture, software design and other critical protective measures. PCI DSS compliance is required in order to maintain credit card processing facilities. The cost of compliance with the PCI DSS is significant and may increase. Although we are currently in compliance with the PCI DSS, compliance does not guarantee a completely secure environment. Moreover, compliance is an ongoing activity, since the formal requirements evolve as new threats and protective measures are identified. In the event that we were to lose PCI DSS compliance (or fail to achieve compliance with a future version of the PCI DSS), we could be exposed to fines and penalties and, in extreme circumstances, may have our credit card processing privileges revoked, which would have a material adverse effect on our business.

We may have higher than anticipated tax liabilities.

We are subject to a variety of taxes in many jurisdictions globally, including income taxes in the United States at the federal, state and local levels, and in many other countries. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. Because we operate globally, the nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws in these jurisdictions, tax treaties between countries, our eligibility for benefits under those tax treaties, and the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income which would reduce our profitability.

We establish reserves for our potential liability for U.S. and non-U.S. taxes, including sales, occupancy and value-added taxes, consistent with applicable accounting principles and in light of all current facts and circumstances. We have also established reserves relating to the collection of refunds related to value-added taxes, which are subject to audit and collection risks in various regions of Europe. Recently our right to recover certain value-added tax receivables associated with our European businesses has been questioned by tax authorities. These reserves represent our best estimate of our contingent liability for taxes. The interpretation of tax laws and the determination of any potential liability under those laws are complex, and the amount of our liability may exceed our established reserves.

We consider the undistributed earnings of our foreign subsidiaries as of December 31, 2012 to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. As of December 31, 2012, the amount of indefinitely reinvested foreign earnings was approximately $181 million. We have not, nor do we anticipate the need to, repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. In the event funds from foreign operations are needed to fund operations in the United States or if we elect to repatriate these funds, we would be required to accrue and pay additional U.S. taxes.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time and existing tax laws, statutes, rules, regulations and ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fees, penalties or interest for past amounts deemed to be due. For example, there have been proposals to amend U.S. tax laws that would significantly impact how U.S. companies are taxed on foreign earnings. New, changed, modified or newly interpreted or applied laws could also increase our compliance, operating and other costs, as well as the costs of our products and services.

Usage of our net operating losses may be subject to limitations in the future.

As of December 31, 2012, we had approximately $1.6 billion of net operating loss carryforwards (“NOLs”) for U.S. federal income tax purposes, approximately $42 million of which are subject to an annual limitation on their ability to be utilized under Section 382 of the Internal Revenue Code. As of December 31, 2013, due in large part to the reversal of a significant timing difference of approximately $1.3 billion in the fourth quarter of 2013, we estimate our NOLs to be in the range of $550 million to $650 million. If we generate taxable income in the future, we may be able to utilize these net operating losses to offset future federal income tax liabilities. Although we currently expect that Section 382 will not limit our ability to fully realize this benefit, our future financial performance, which may differ from our current expectations, will determine our ability to utilize this benefit. In addition, while this offering will not result in a change of control under Section 382, any subsequent changes in our common stock ownership, including through sales of stock by large stockholders after this offering or other transactions that are not within our control, may lead to a change of control under Section 382. Any such change could further limit our ability to utilize our NOLs to offset future federal income tax liabilities. Currently, our Principal Stockholders own more than 94% of our common stock. See “Principal and Selling Stockholders.”

Our pension plan obligations are currently unfunded, and we may have to make significant cash contributions to our plans, which could reduce the cash available for our business.

Our pension plans in the aggregate are underfunded by approximately $109 million as of December 31, 2012. With approximately 5,300 participants in our pension plans, we incur substantial costs relating to pension benefits, which can vary substantially as a result of changes in healthcare laws and costs, volatility in investment returns on pension plan assets and changes in discount rates used to calculate related liabilities. Our estimates of liabilities and expenses for pensions and other post-retirement healthcare benefits require the use of assumptions, including assumptions relating to the rate used to discount the future estimated liability, the rate of return on plan assets, inflation and several assumptions relating to the employee workforce (medical costs, retirement age and mortality). Actual results may differ, which may have a material adverse effect on our business, prospects, financial condition or results of operations. Future volatility and disruption in the stock markets could cause a decline in the asset values of our pension plans. In addition, a decrease in the discount rate used to determine minimum funding requirements could result in increased future contributions. If either occurs, we may need to make additional pension contributions above what is currently estimated, which could reduce the cash available for our businesses.

Risks Related to Our Indebtedness and Liquidity

We may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available.

We cannot guarantee that our business will generate sufficient cash flow from operations to fund our capital investment requirements or other liquidity needs. For example, with the migration of our U.S. and Canadian Travelocity businesses to the Expedia platform, our working capital will decrease as we pay travel suppliers for travel booked on our platform, without being offset by new bookings. Moreover, because we are a holding company with no material direct operations, we depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions.

As a result, we may be required to finance our cash needs through public or private equity offerings, bank loans, additional debt financing or otherwise. Our ability to arrange financing and the cost of such financing are dependent on numerous factors, including but not limited to:

•	general economic and capital market conditions;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	our results of operations.

There can be no assurance that financing will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our growth strategy, increase our financing costs, or both. Additional funding from debt financings may make it more difficult for us to operate our business because a portion of our cash generated from internal operations would be used to make principal and interest payments on the indebtedness and we may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may, among other things, limit our ability to make business decisions and further limit our ability to pay dividends.

In addition, any downgrade of our debt ratings by Standard & Poor’s, Moody’s Investor Service or similar ratings agencies, increases in general interest rate levels and credit spreads or overall weakening in the credit markets could increase our cost of capital. Furthermore, raising capital through public or private sales of equity to finance acquisitions or expansion could cause earnings or ownership dilution to your shareholding interests in our company.

We have a significant amount of indebtedness, which could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness.

We have a significant amount of indebtedness. As of September 30, 2013, on an as adjusted basis after giving effect to this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” we would have had $         of indebtedness outstanding in addition to $         of availability under the revolving portion of our Credit Facility (as defined in “Description of Certain Indebtedness”), after taking into

account the availability reduction of $         for letters of credit issued under the revolving portion. Of this indebtedness, none will be due on or before the end of 2014. Our substantial level of indebtedness will increase the possibility that we may not generate enough cash flow from operations to pay, when due, the principal of, interest on or other amounts due in respect of these obligations. Other risks relating to our long-term indebtedness include:

•	increased vulnerability to general adverse economic and industry conditions;

•	higher interest expense if interest rates increase on our floating rate borrowings and our hedging strategies do not effectively mitigate the effects of these increases;

•	need to divert a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	limited ability to obtain additional financing, on terms we find acceptable, if needed, for working capital, capital expenditures, expansion plans and other investments, which may adversely affect our ability to implement our business strategy;

•	limited flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate or to take advantage of market opportunities; and

•	a competitive disadvantage compared to our competitors that have less debt.

In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business. The terms of our Credit Facility, the indentures governing our 2016 Notes and the indentures governing our 2019 Notes (each as defined in “Description of Certain Indebtedness”) allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify. In addition, our inability to maintain certain leverage ratios could result in acceleration of a portion of our debt obligations and could cause us to be in default if we are unable to repay the accelerated obligations.

The terms of our debt covenants could limit our discretion in operating our business and any failure to comply with such covenants could result in the default of all of our debt.

The agreements governing our indebtedness contain and the agreements governing our future indebtedness will likely contain various covenants, including those that restrict our or our subsidiaries’ ability to, among other things:

•	incur liens on our property, assets and revenue;

•	borrow money, and guarantee or provide other support for the indebtedness of third parties;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our indebtedness;

•	enter into certain change of control transactions;

•	make investments in entities that we do not control, including joint ventures;

•	enter into certain asset sale transactions, including divestiture of certain company assets and divestiture of capital stock of wholly-owned subsidiaries;

•	enter into certain transactions with affiliates;

•	enter into secured financing arrangements;

•	enter into sale and leaseback transactions;

•	change our fiscal year; and

•	enter into substantially different lines of business.

These covenants may limit our ability to effectively operate our businesses or maximize stockholder value. In addition, our Credit Facility requires that we meet certain financial tests, including the maintenance of a leverage ratio and a minimum net worth. Our ability to satisfy these tests may be affected by factors and events beyond our control, and we may be unable to meet such tests in the future.

Any failure to comply with the restrictions of our Credit Facility, the indentures governing our 2016 Notes and our 2019 Notes or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds.

We are exposed to interest rate fluctuations.

Our floating rate indebtedness exposes us to fluctuations in prevailing interest rates. To reduce the impact of large fluctuations in interest rates, we typically hedge a portion of our interest rate risk by entering into derivative agreements with financial institutions. Our exposure to interest rates relates primarily to our borrowings under the Credit Facility. See “Description of Certain Indebtedness.”

The derivative agreements that we use to manage the risk associated with fluctuations in interest rates may not be able to eliminate the exposure to these changes. Interest rates are sensitive to numerous factors outside of our control, such as government and central bank monetary policy in the jurisdictions in which we operate. Depending on the size of the exposures and the relative movements of interest rates, if we choose not to hedge or fail to effectively hedge our exposure, we could experience a material adverse effect on our results of operations and financial condition. As of September 30, 2013, we have entered into floating-to-fixed interest rate swaps that effectively convert $750 million of floating interest rate senior secured debt into a fixed rate obligation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

We are exposed to exchange rate fluctuations.

We conduct various operations outside the United States, primarily in Canada, South America, Europe, Australia and Asia. For the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, we recognized $523 million and $708 million in foreign currency operating expenses, representing approximately 25% and 23% of our total operating expenses, respectively. Our most significant foreign currency operating expenses are in the Euro, representing approximately 9% and 7% of our operating expenses for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively. As a result, we face exposure to movements in currency exchange rates. These exposures include but are not limited to:

•	re-measurement gains and losses from changes in the value of foreign denominated assets and liabilities;

•	translation gains and losses on foreign subsidiary financial results that are translated into U.S. dollars, our functional currency, upon consolidation;

•	planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur; and

•	the impact of relative exchange rate movements on cross-border travel, principally travel between Europe and the United States.

Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our results of operations and financial condition. As we have seen in some recent periods, in the event of severe volatility in exchange rates, these exposures can increase, and the impact on our results of operations and financial condition can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex and costly.

To reduce the impact of this earnings volatility, we hedge approximately 44% of our foreign currency exposure by entering into foreign currency forward contracts on several of our largest foreign currency exposures, including the Euro, the British Pound Sterling, the Polish Zloty and the Indian Rupee. The notional amounts of these forward contracts, totaling $133 million at September 30, 2013, represent obligations to purchase foreign currencies at a predetermined exchange rate to fund a portion of our expenses that are denominated in foreign currencies. Such derivative instruments are short-term in nature and not designed to hedge against currency fluctuation that could impact our foreign currency denominated revenue or gross profit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” and Note 12, Derivatives, to our unaudited consolidated financial statements included elsewhere in this prospectus. Although we have increased and may continue to increase the scope, complexity and duration of our foreign exchange risk management strategy, our current or future hedging activities may not sufficiently protect us from the adverse effects of currency exchange rate movements. Moreover, we make a number of estimates in conducting hedging activities, including in some cases the level of future bookings, cancellations, refunds, customer stay patterns and payments in foreign currencies. In the event those estimates differ significantly from actual results, we could experience greater volatility as a result of our hedging activities.

Risks Related to the Offering and Our Common Stock

An active trading market may not develop or be sustained.

Although we intend to list our common stock on the                     , it is possible that, after this offering, an active trading market will not develop or continue. As a result, shareholders may have difficulty selling their shares or selling their shares at a certain price. In addition, the initial public offering price or future price of our common stock may not reflect our actual financial performance.

The initial public offering price per share of our common stock will be determined by negotiation among us and the representatives of the underwriters and may not be indicative of the price at which the shares of our common stock will trade in the public market after this offering.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchased them, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include, but are not limited to, those listed elsewhere in this “Risk Factors” section and the following, some of which are beyond our control regardless of our actual operating performance:

•	actual or anticipated quarterly variations in operational results and reactions to earning releases or other presentations by company executives;

•	failure to meet the expectations of securities analysts and investors;

•	rating agency credit rating actions;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	any increased indebtedness we may incur in the future;

•	actions by institutional stockholders;

•	speculation or reports by the press or the investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in our capital structure;

•	announcements of dividends;

•	future sales of our common stock by us, the Principal Stockholders or members of our management;

•	announcements of technological innovations or new services by us or our competitors or new entrants into the industry;

•	announcements by us, our competitors or vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	loss of a major travel supplier or global travel agency subscriber;

•	changes in the status of intellectual property rights;

•	third-party claims or proceedings against us or adverse developments in pending proceedings;

•	additions or departures of key personnel;

•	changes in applicable laws and regulations;

•	negative publicity for us, our business or our industry;

•	changes in expectations or estimates as to our future financial performance or market valuations of competitors, customers or travel suppliers;

•	results of operations of our competitors; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

Volatility in our stock price could also make us less attractive to certain investors, and/or invite speculative trading in our common stock or debt instruments.

In addition, securities exchanges, and in particular                 , have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many online companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and                  rules. The requirements of these rules and regulations will significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, making some activities more difficult, time-consuming or costly, and may also place undue strain on our personnel, systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the initial stage of documenting our internal control procedures and have not begun testing these procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”). Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm auditing our effectiveness of internal control over financial reporting beginning with fiscal year 2015. Both we and our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ liability insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of                  rules, will be significantly curtailed.

If you invest in this offering, you will experience immediate and substantial dilution.

We expect that the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share issued and outstanding immediately after this offering. Our pro forma net tangible book value per share as of September 30, 2013 was approximately $             and represents the amount of book value of our total tangible assets minus the book value of our total liabilities, divided by the number of our shares of common stock then issued and outstanding. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $         in the pro forma net tangible book value per share, based upon the initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus). Investors that purchase common stock in this offering will have purchased     % of the shares issued and outstanding immediately after the offering, but will have paid     % of the total consideration for those shares. See “Dilution.”

Concentration of ownership among our Principal Stockholders may prevent new investors from influencing significant corporate decisions and may result in conflicts of interest.

Upon consummation of this offering our Principal Stockholders will own, in the aggregate, approximately     % of our outstanding common stock and will own, in the aggregate, approximately     % of our outstanding common stock assuming no exercise by the underwriters of their option to purchase additional shares. As a result, the Principal Stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including: the election of directors; approval of mergers or a sale of all or substantially all of our assets and other significant corporate transactions; and the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws. This concentration of influence may delay, deter or prevent acts that would be favored by our other stockholders, who may have interests different from those of our Principal Stockholders. For example, our Principal Stockholders could delay or prevent an acquisition or merger deemed beneficial to other stockholders, or seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. Our Principal Stockholders may be able to cause or prevent a change in control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. This may have the effect of delaying, preventing or deterring a change in control. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning common stock in companies with Principal Stockholders.

We expect to be a “controlled company” within the meaning of the              rules and, as a result, we will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such requirements.

Because the Principal Stockholders will own a majority of our outstanding common stock following the completion of this offering, we will be considered a “controlled company” as that term is set forth in the stock exchange rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the              rules regarding corporate governance. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Future issuances of debt or equity securities by us may adversely affect the market price of our common stock.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions.

In the future, we may attempt to obtain financing or to increase further our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations. In addition, we also expect to issue additional shares in connection with exercise of our stock options under our incentive plans.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of our debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              shares of common stock outstanding.

All of the              shares of common stock (or              shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be, freely tradable without restrictions or further registration under the Securities Act of 1933 (“Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our executive officers, directors, the Principal Stockholders and the selling stockholders have agreed with the underwriters not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of      days after the date of this prospectus, except for certain limited exceptions. See “Underwriting.”

After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

Representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the 180-day lock-up agreements prior to expiration of such period.

Certain provisions of our Stockholders’ Agreement, our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could hinder, delay or prevent a change in control of us that you might consider favorable, which could also adversely affect the price of our common stock.

Certain provisions under our Stockholders’ Agreement, our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions include:

•	customary anti-takeover provisions;

•	certain rights of our Principal Stockholders with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint members to each board committee;

•	provisions regarding cumulative voting; and

•	provisions regarding issuance of preferred stock.

Anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change of our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our Credit Facility, the indentures governing our 2019 Notes and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. In addition, no dividend or distribution can be declared or paid with respect of the common stock until the full amount of any unpaid dividends accrued on the Series A Preferred Stock has been paid.

Because we are a holding company with no material direct operations, we are dependent on loans, dividends and other payments from our operating subsidiaries to generate the funds necessary to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries are currently restricted from paying cash dividends on our common stock by the covenants in our Credit Facility and in the indenture governing our 2019 Notes and may be further restricted by the terms of future debt or preferred securities. In addition, no dividend or distribution can be declared or paid with respect of the common stock, and we cannot redeem, purchase, acquire, or retire for value the common stock, unless and until the full amount of any unpaid dividends accrued on the Series A Preferred Stock has been paid. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board of directors may exercise its discretion not to, pay dividends.

Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

Our Principal Stockholders have other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the Principal Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Principal Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. This may cause the strategic interests of our Principal Stockholders to differ from, and conflict with, the interests of our company and of our other shareholders in material respects.

Conflicts of interest may exist with respect to certain underwriters of this offering.

Affiliates of Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., each an underwriter of this offering, are lenders under our $352 million Revolving Facility and our $1,775 million Term B Facility (each as defined in “Description of Certain Indebtedness”). In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are lenders under our $425 million Term C Facility (as defined in “Description of Certain Indebtedness”). Therefore, conflicts of interest could exist because underwriters or their affiliates could receive proceeds in this offering in addition to the underwriting discounts and commissions described in this prospectus.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management intends to use the net proceeds from this offering in the manner described in “Use of Proceeds”, which includes approximately $     million for general corporate purposes. Therefore, our management will have broad discretion in the application of a significant portion of the net proceeds from this offering. The failure by our management to apply the funds that are designated for general corporate purposes effectively could affect our ability to operate and grow our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus are based on our current expectations and assumptions regarding our business, the economy and other future conditions and are subject to risks, uncertainties and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•	factors affecting transaction volumes in the global travel industry, particularly air travel transactions volumes, including global and regional economic and political conditions, financial instability or fundamental corporate changes to travel suppliers, natural or man-made disasters, safety concerns or changes to regulations governing the travel industry;

•	our ability to renew existing contracts or to enter into new contracts with travel supplier and buyer customers, third-party distributor partners and joint ventures on economically favorable terms or at all;

•	our Travel Network business’ exposure to pricing pressures from travel suppliers and its dependence on relationships with several large travel buyers;

•	the fact that travel supplier customers may experience financial instability, consolidate with one another, pursue cost reductions, change their distribution model or experience other changes adverse to us;

•	travel suppliers’ use of alternative distribution models, such as direct distribution channels, achievement of technological advancements or the occurrence of incompatibilities, and the diversion of consumer traffic to other channels;

•	our reliance on third-party distributors and joint ventures to extend GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest;

•	competition in the travel distribution market from other GDS providers, direct distribution by travel suppliers and new entrants or technologies that could challenge the existing GDS business model;

•	maintaining and growing our Airline and Hospitality Solutions business could be negatively impacted by competition from other third-party solutions providers and from new participants entering the solutions market;

•	risks associated with implementing the Expedia SMA and the fact that the benefits anticipated by the parties to the Expedia SMA may not materialize;

•	potential failure to successfully implement software solutions, which could result in damage to our reputation;

•	risks associated with our use of open source software, including the possible future need to acquire licenses from third parties or re-engineer our solutions;

•	availability and performance of information technology services provided by third parties, such as HP, which manages a significant portion of our systems;

•	our business being harmed by adverse global and regional economic and political conditions, particularly, given our geographic concentration, those that may adversely affect business and leisure travel originating in, or travel to, the United States and Europe;

•	risks specific to the operations of our OTAs, including, but not limited to, competition, content, relationships with travel suppliers and travel distributor partners and changes in search engine algorithms and other traffic sources;

•	risks associated with the value of our brand, some of which are out of our control;

•	our ability to adapt to technological developments or the evolving competitive landscape by introducing relevant new technologies, products and services;

•	systems and infrastructure failures or other unscheduled shutdowns or disruptions, including those due to natural disasters or cybersecurity attacks;

•	security breaches occurring at our facilities or with respect to our infrastructure, resulting from physical break-ins; computer viruses, attacks by hackers or similar distributive problems;

•	the potential failure to recruit, train and retain key technical employees and senior management;

•	risks associated with operating as a global business in multiple countries and in multiple currencies;

•	risks associated with acquisitions, divestitures, investments and strategic alliances;

•	our ability to protect and maintain our information technology and intellectual property rights, as well as defend against potential infringement claims against us, and the associated costs;

•	defects in our products resulting in significant warranty liabilities or product liability claims, for which we may have insufficient product liability insurance to pay material uninsured claims;

•	adverse outcomes in our legal proceedings, including our litigation with US Airways or the antitrust investigation by the U.S. DOJ, whether in the form of money damages or injunctive relief that could force changes to the way we operate our GDS;

•	the potential that we may have insufficient insurance to cover our liability for pending litigation claims or future claims, which could expose us to significant liabilities;

•	our failure to comply with regulations that are applicable to us or any unfavorable changes in, or the enactment of, laws, rules or regulations applicable to us;

•	liabilities arising from our collection, processing, storage, use and transmission of personal data resulting from conflicting legal requirements, governmental regulation or security breaches, and from the risks associated with payment card industry compliance;

•	the fact that we may have higher than anticipated tax liabilities and our use of NOLs may be subject to limitations on their use in the future;

•	the fact that our pension plan is currently underfunded and we may need to make significant cash contributions to our pension plan in the future, which would reduce the cash available for our business;

•	our significant amount of our long-term indebtedness and the related restrictive covenants in the agreements governing our indebtedness;

•	risks associated with maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management attention and affect our ability to attract qualified board members;

•	the fact that our Principal Stockholders will, following the completion of the offering, retain significant influence over us and key decisions about our business, which may prevent new investors from influencing significant corporate decisions and result in conflicts of interest;

•	we qualify as a “controlled company” within the meaning of rules and, therefore we also qualify to be exempt from certain corporate governance requirements; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors”.

These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them publicly in light of new information or future events.

You should carefully consider the risks specified in the “Risk Factors” section of this prospectus and subsequent public statements or reports filed with or furnished to the Securities and Exchange Commission, before making any investment decision with respect to our common stock. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or results of operations could be materially adversely affected, the trading prices of our common stock could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock offered by us will be approximately $         million or approximately $         million if the underwriters exercise their option to purchase additional shares in full (in each case, at an assumed initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us of approximately $         million.

We will not receive any proceeds from the sale of our common stock by the selling stockholders, including any shares sold by the selling stockholders pursuant to the underwriters’ option to purchase additional shares. The selling stockholders will receive approximately $         million of proceeds from this offering or approximately $         million, if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus) and after deducting the underwriting discount.

We intend to use the net proceeds from this offering to repay approximately $         million of outstanding indebtedness, and the remainder for general corporate purposes.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

A $1.00 increase (decrease) in the assumed initial public offering price of $         (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our estimated net proceeds to us from this offering by $         million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and expansion of our business.

Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. The timing and amount of future dividend payments will be at the discretion of our board of directors. See “Risk Factors—We do not expect to pay any cash dividends for the foreseeable future.”

Our subsidiaries are currently restricted from paying cash dividends on our common stock by the covenants in our Credit Facility and in the indentures governing our 2019 Notes and may be further restricted by the terms of future debt or preferred securities. In addition, no dividend or distribution can be declared or paid with respect of the common stock, and we cannot redeem, purchase, acquire, or retire for value the common stock, unless and until the full amount of any unpaid dividends accrued on the Series A Preferred Stock has been paid.

For a discussion of the application of withholding taxes on dividends, see “Material U.S. Federal Income and Estate Tax Considerations to Non-U.S. Holders.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013:

1.	on an actual basis; and

2.	on an as adjusted basis to reflect:

•	the sale of shares of our common stock by us offered in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the application of the net proceeds from this offering as otherwise described under the heading “Use of Proceeds”.

You should read the following table in conjunction with the sections titled “Summary Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2013 (in thousands)
	Actual	As Adjusted
	(unaudited)	(unaudited)
Cash and cash equivalents	$	$

Long-term debt, including current portion:
2019 Notes	$	$
2016 Notes
Credit Facility(1)
Mortgage Facility
Total Long-term debt	$

Equity:
Sabre Corporation Common Stock, $0.01 par value; 450,000,000 shares authorized; shares issued and outstanding on an actual basis and shares issued and outstanding on an as adjusted basis(2),(3)
Additional paid in capital
Retained deficit
Accumulated other comprehensive loss
Noncontrolling interest
Total equity

Temporary Equity:
Series A redeemable preferred stock: $0.01 par value; 225,000,000 shares authorized and shares issued and outstanding on an actual basis and shares issued and outstanding on an as adjusted basis	$	$

Total capitalization	$	$

(1)	As of September 30, 2013, we had approximately $1,751 million, $376 million and $350 million outstanding under the Term B Facility, Term C Facility and Incremental Term Facility, respectively. As of September 30, 2013, we had no drawn amounts outstanding under the Revolving Facility and $67 million outstanding under the letter of credit sub-facility, all of which directly reduce the amounts available to be drawn under the Revolving Facility.

(2)	The outstanding share information set forth above excludes:
•	shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2013 at a weighted average exercise price of $ per share on an as adjusted basis; and
•	an aggregate of shares of common stock reserved for issuance under our 2014 Omnibus Plan.
(3)	The outstanding share information set forth above assumes no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us and up to an additional shares of common stock from the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share of our common stock in this offering would increase cash and cash equivalents and decrease long-term debt by $         million, assuming we use     % of the additional net proceeds to repay debt and assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, an increase or decrease in the number of shares we sell in the offering will increase or decrease our net proceeds by an amount equal to such number of shares multiplied by the public offering price, less underwriting discounts and commissions and estimated offering expenses.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value per share represents the amount of temporary equity and stockholders’ equity excluding intangible assets, divided by the number of shares of common stock outstanding at that date.

Our historical net tangible book value as of September 30, 2013 was $             million, or approximately $             per share of common stock (assuming                      shares of common stock outstanding).

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2013 would have been approximately $         million or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to purchasers of common stock in this offering, as illustrated in the following table.

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2013	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after giving effect to this offering		$

Dilution in pro forma net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, our pro forma net tangible book value by approximately $         million or approximately $         per share, and the dilution in the pro forma net tangible book value per share to investors in this offering by approximately $         per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. This pro forma information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of September 30, 2013, on the pro forma basis described above, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share of our common stock paid by existing stockholders. The calculation with respect to shares purchased by new investors in this offering reflects the issuance by us of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors(1)			%	$		%	$
Total			%	$		%	$

(1)	Does not reflect shares purchased by new investors from the selling stockholders.

If the underwriters exercise their option to purchase additional shares in full from us, the number of shares of common stock held by new investors will increase to             , or     % of the total number of shares of our common stock outstanding after this offering.

The sale of              shares of common stock by the selling stockholders in this offering will reduce the number of shares held by existing stockholders, as of September 30, 2013, to             , or     % of the total shares outstanding as of September 30, 2013, and will increase the number of shares held by new investors to             , or     % of the total shares of common stock outstanding as of September 30, 2013. In addition, if the underwriters exercise their option to purchase additional shares in full from the selling stockholders, the number of shares of common stock held by existing stockholders, as of September 30, 2013, will be further reduced to             , or      % of the total number of shares of common stock outstanding as of September 30, 2013, and the number of shares of common stock held by new investors will be further increased to              shares, or     % of the total shares of common stock outstanding as of September 30, 2013.

The discussion and table above assume no exercise of stock options outstanding and no issuance of shares reserved for issuance under our equity incentive plans. As of                     , 2013, there were an aggregate of              shares of common stock reserved for future issuance under the equity incentive plans. Following the closing of this offering, there will also be              shares of common stock reserved for future issuance under the 2014 Omnibus Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial data for our business. You should read these tables along with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The consolidated statements of operations data, consolidated statements of cash flows data and consolidated balance sheet data as of and for the nine months ended September 30, 2013 and 2012 are derived from our unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 are derived from our unaudited consolidated financial statements and the notes thereto not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data.

The historical consolidated results presented below are not necessarily indicative of the results to be expected for any future period, and results for any interim period presented below are not necessarily indicative of the results to be expected for the full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Amounts in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$2,345,295	$2,327,480	$3,039,060	$2,931,727	$2,832,393	$2,781,039	$2,903,306
Gross margin	1,058,317	1,117,095	1,401,576	1,350,202	1,334,820	1,275,884	1,348,003
Selling, general and administrative	559,591	846,442	1,118,248	740,911	714,330	766,132	832,560
Impairment	138,435	76,829	584,430	185,240	401,400	211,612	300,556
Depreciation and amortization	231,743	233,198	317,683	295,540	281,624	285,615	270,918
Restructuring charges	15,889	—	—	—	—	—	—
Operating income (loss)	112,659	(39,374)	(618,785)	128,511	(62,534)	12,525	(56,032)
Net loss attributable to Sabre Corporation	(127,254)	(105,744)	(611,356)	(66,074)	(268,852)	(158,737)	(305,108)
Net loss attributable to common shareholders	(154,473)	(131,389)	(645,939)	(98,653)	(299,649)	(102,444)	(337,281)

Basic and diluted loss per share attributable to common shareholders	(0.87)	(0.74)	(3.65)	(0.56)	(1.71)	(0.59)	(1.93)

Weighted average common shares outstanding:
Basic and diluted	178,051	177,130	177,206	176,703	175,655	174,535	174,488

Consolidated Statements of Cash Flows Data:
Cash provided by operating activities	270,123	422,899	304,729	355,025	381,296	290,465	189,056
Additions to property and equipment	168,750	139,659	193,262	164,900	130,457	109,890	139,498
Cash payments for interest	193,440	160,660	264,990	184,449	195,550	251,812	295,669

	As of September 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
			(Amounts in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$491,588	$302,383	$126,695	$58,350	$176,521	$61,206	$213,753
Total assets	4,941,476	5,539,103	4,711,245	5,252,778	5,524,279	5,878,388	6,472,757
Long-term debt	3,664,942	3,418,987	3,420,927	3,307,905	3,350,860	3,696,378	3,795,318
Working capital (deficit)	(266,996)	(279,282)	(458,985)	(460,353)	(540,965)	(317,288)	(353,834)
Redeemable preferred stock	625,358	589,203	598,139	563,556	530,975	500,178	556,471
Noncontrolling interest	(221)	8,002	88	(18,693)	19,831	88,429	5,997
Total stockholders’ equity (deficit)	(1,012,355)	(289,474)	(876,875)	(196,919)	(34,738)	298,251	365,740

UNAUDITED PRO FORMA FINANCIAL DATA

The following tables present our unaudited pro forma financial data and reflect adjustments to our historical consolidated financial statements included elsewhere in this prospectus to give effect to the acquisition of PRISM and the disposition of Sabre Pacific. The acquisition of PRISM and the disposition of Sabre Pacific are fully reflected in the unaudited consolidated financial statements as of and for the nine months ended September 30, 2013, included elsewhere in this prospectus.

The unaudited pro forma statement of operations data for the year ended December 31, 2012 has been prepared to give effect to the acquisition of PRISM and the disposition of Sabre Pacific as if they had been completed on January 1, 2012.

The unaudited pro forma financial data were prepared utilizing our historical financial data in accordance with GAAP. The pro forma adjustments are described in the notes to the pro forma statements of operations and pro forma balance sheet and are based upon available information and assumptions that we believe are reasonable.

The unaudited pro forma financial data are for informational purposes only and are not necessarily indicative of what our financial performance would have been had the transaction been completed on the dates assumed nor is such unaudited pro forma financial data necessarily indicative of the results to be expected in any future period. A number of factors may affect our results. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” The unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements.

The following unaudited pro forma financial statements should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

SABRE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Historical		Pro Forma Adjustments
	Sabre Corporation	PRISM	PRISM		Sabre Pacific		Pro Forma
	(Amounts in thousands, except per share data)
Revenue	$3,039,060	$18,130			$(8,778	)(c)	$3,048,412
Cost of revenue	1,637,484	4,159	2,625	(a)	(9,387	)(c)	1,634,881

Gross margin	1,401,576	13,971	(2,625)		609		1,413,531
Selling, general and administrative	1,118,248	734	—		(1,026	)(c)	1,117,956
Impairment	584,430	—	—		—		584,430
Depreciation and amortization	317,683	866	3,569	(b)	(157	)(c)	321,961

Operating loss	(618,785)	12,371	(6,194)		1,792		(610,816)

Other income (expense):
Interest expense, net	(242,948)	—	—		—		(242,948)
Gain on sale of business	25,850	—	—		(25,065	)(d)	785
Joint venture equity income	24,591	—	—		(627	)(e)	23,964
Joint venture goodwill impairment and intangible amortization	(27,000)	—	—		—		(27,000)
Other, net	(7,808)	—	—		—		(7,808)

Total other expense, net	(227,315)	—	—		(25,692)		(253,007)

Loss from continuing operations before income taxes	(846,100)	12,371	(6,194)		(23,900)		(863,823)
Benefit for income taxes	(202,179)	4,330	(2,168	)(f)	(8,365	)(f)	(208,382)

Net loss from continuing operations	(643,921)	8,041	(4,026)		(15,535)		(655,441)
Net loss attributable to noncontrolling interests	(59,317)	—	—		—		(59,317)
Preferred stock dividends	34,583	—	—		—		34,583

Net loss from continuing operations available to common shareholders	$(619,187)	$8,041	$(4,026)		$(15,535)		$(630,707)

Basic and diluted net loss per share:							$(3.56)

Basic and diluted weighted-average common shares outstanding:							177,206

See Notes to Unaudited Pro Forma Consolidated Statements of Operations.

SABRE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

1. Basis of Presentation

The unaudited pro forma statement of operations data for the year ended December 31, 2012 has been prepared to give effect to the acquisition of PRISM and the disposition of Sabre Pacific, as if they had been completed on January 1, 2012. The historical financial information of Sabre Corporation has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The historical financial information of PRISM for the period of January 1, 2012 through July 31, 2012 is unaudited and has been derived from PRISM’s underlying books and records.

The unaudited pro forma financial data were prepared utilizing our historical financial data in accordance with GAAP. The pro forma adjustments are described in the notes to the pro forma statements of operations and are based upon available information and assumptions that we believe are reasonable.

2. PRISM

On August 1, 2012, we acquired of all of the outstanding stock and ownership interests of PRISM, a leading provider of end-to-end airline contract business intelligence and decision support software. The acquisition added to our portfolio of products within our Airline Solutions business, allows for new relationships with airlines and added to our existing business intelligence capabilities. The purchase price was approximately $116 million, $66 million of which was paid on August 1, 2012. Contingent consideration of $50 million, based on management’s best estimate of fair value and future performance results on the acquisition date, is to be paid in two equal installments, due 12 and 24 months following the acquisition date. The first installment represents a holdback payment primarily for indemnification purposes and the second payment represents contingent consideration which is based on contractually determined performance measures to be met over the twelve month period following the acquisition.

3. Sabre Pacific

On February 24, 2012, we completed the sale of our 51% stake in Sabre Pacific, an entity jointly owned by a subsidiary of Sabre (51%) and Abacus (49%), to Abacus for $46 million. Of the proceeds received, $9 million was for the sale of stock, $18 million represented the repayment of an intercompany note receivable from Sabre Pacific, which was entered into when the joint venture was originally established, and the remaining $19 million represented the settlement of operational intercompany receivable balances with Sabre Pacific and associated amounts we owed to Abacus.

4. Pro Forma Adjustments

(a)	The increase to cost of revenue reflects compensation expense to be paid to certain key employees based on their continued employment with PRISM subsequent to the acquisition. The retention period is 24 months from the date of acquisition with 50% of the compensation payable upon completion of the first 12 months and the remaining 50% payable upon completion of the entire 24 month period.

(b)	The increase to depreciation and amortization reflects Sabre Corporation’s allocation of purchase price to the fair value of definite-lived intangible assets acquired which included $59 million allocated to patents with a ten year useful life, $11 million allocated to customer and contractual relationships with a ten year useful life and $1 million allocated to trademarks with a five year useful life.

(c)	The decreases to revenue, cost of revenue, selling, general and administrative, and depreciation and amortization reflects the elimination of Sabre Pacific’s results of operations for the period of January 1, 2012 through February 24, 2012, the date of disposition.

(d)	The reduction to gain on sale of business is to eliminate the gain recognized from the sale of Sabre Pacific.

(e)	The decrease to joint venture equity income reflects our 35% share of the losses that would have been incurred by Abacus for the period of January 1, 2012 through February 24, 2012, the date of disposition.

(f)	The adjustments to the benefit for income taxes were derived by applying the statutory federal income tax rate to the pro forma adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about trends, uncertainties and our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed under the captions “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the captions “Risk Factors,” “Selected Historical Consolidated Financial Data” and “Business.”

Overview

We are a leading technology solutions provider to the global travel and tourism industry. We span the breadth of a highly complex, $6.6 trillion global travel ecosystem through three business segments: (i) Travel Network, our global B2B travel marketplace for travel suppliers and travel buyers, (ii) Airline and Hospitality Solutions, an extensive suite of leading software solutions primarily for airlines and hotel properties, and (iii) Travelocity, our portfolio of online consumer travel e-commerce businesses through which we provide travel content and booking functionality primarily for leisure travelers. Collectively, these offerings enable travel suppliers to better serve their customers across the entire travel lifecycle, from route planning to post-trip business intelligence and analysis. Items that are not allocated to our business segments are identified as corporate and include primarily certain shared technology costs as well as stock-based compensation expense, litigation costs related to occupancy or other taxes and other items that are not identifiable with one of our segments.

Through our Travel Network business, we process hundreds of millions of transactions annually, connecting the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We offer efficient, global distribution of travel content from approximately 125,000 travel suppliers to approximately 400,000 online and offline travel agents. To those agents, we offer a platform to shop, price, book and ticket comprehensive travel content in a transparent and efficient workflow. We also offer value-added solutions that enable our customers to better manage and analyze their businesses. Through our Airline and Hospitality Solutions business, we offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. These solutions allow our customers to market, distribute and sell their products more efficiently, manage their core operations, and deliver an enhanced travel experience. Through our complementary Travel Network and Airline and Hospitality Solutions businesses, we believe we offer the broadest, end-to-end portfolio of technology solutions to the travel industry.

Our portfolio of technology solutions has enabled us to become the leading end-to-end technology provider in the travel industry. For example, we are one of the largest GDS providers in the world, with a 37% share of GDS-processed air bookings in 2012. More specifically, we are the #1 GDS provider in North America and also in higher growth markets such as Latin America and APAC, in each case based on GDS-processed air bookings in 2012. In those three markets, our GDS-processed air bookings share was approximately 50% on a combined basis in 2012. In Airline and Hospitality Solutions, we believe we have the most comprehensive portfolio of solutions. In 2012, we had the largest hospitality CRS room share based on our approximately 26% share of third-party CRS hotel rooms distributed through our GDS, and, according to T2RL PSS, we had the second largest airline reservations system globally. We also believe that we have the leading portfolio of airline marketing and operations products across the solutions that we provide. In addition, we operate Travelocity, one of the world’s most recognizable brands in the online consumer travel e-commerce industry, which provides us with business insights into our broader customer base.

A significant portion of our revenue is generated through transaction based fees that we charge to our customers. For Travel Network, this fee is in the form of a transaction fee for bookings on our GDS; for Airline and Hospitality Solutions, this fee is a recurring usage-based fee for the use of our SaaS and hosted systems, as well as implementation fees and consulting fees. We recorded revenue of $2.3 billion and $3.0 billion, net loss attributable to Sabre Corporation of $127 million and $611 million and Adjusted EBITDA of $577 million and $785 million, reflecting a 25% and 26% Adjusted EBITDA margin, for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively. For additional information regarding Adjusted EBITDA, including a reconciliation of Non-GAAP to GAAP measures, see “Non-GAAP Financial Measures” and “Summary—Summary Consolidated Financial Data—Non-GAAP Measurements.” For the nine months ended September 30, 2013, Travel Network contributed 57%, Airline and Hospitality Solutions contributed 22%, and Travelocity contributed 21% of our revenue (excluding intersegment eliminations). During this period, shares of Adjusted EBITDA were approximately 80%, 20% and less than 1% for Travel Network, Airline and Hospitality Solutions and Travelocity, respectively (excluding corporate overhead allocations such as finance, legal, human resources and certain information technology shared services). For the fiscal year ended December 31, 2012, Travel Network contributed 58% and 77%, Airline and Hospitality Solutions contributed 19% and 17%, and Travelocity contributed 23% and 6% of our revenue (excluding intersegment eliminations) and of our Adjusted EBITDA (excluding corporate overhead allocations), respectively.

Factors Affecting our Results

The following is a discussion of trends that we believe are the most significant opportunities and challenges currently impacting our business and industry. The discussion also includes management’s assessment of the effects these trends have had and are expected to have on our results of operations. This information is not an exhaustive list of all of the factors that could affect our results and should be read in conjunction with the factors referred to under the caption “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Travel volumes and the travel industry

Our business and results of operations are dependent upon travel volumes and the overall health of the travel industry, particularly in North America. The travel industry has shown strong and resilient expansion with growth rates typically outperforming general macroeconomic performance. For example, based on 40 years of IATA Traffic data, air traffic has historically grown at an average rate of approximately 1.5x the rate of global GDP growth. Although the global economic downturn significantly impacted the travel industry, conditions have generally improved in the last several years. For example, although hotel sales are still hampered by an economic environment characterized by austerity and consumer caution, other less expensive suppliers, including LCC/hybrids, are benefiting. Tourism flows and travel spending have returned to growth as developed markets, particularly in the United States, Japan and Europe, recover from the global economic downturn. According to Euromonitor Report, business-related travel by U.S. residents has increased since the global economic downturn, reaching 228 million trips in 2012. According to IATA Traffic, global airline passenger volume has grown at a 6% CAGR from 2009 to 2012. Looking forward, air travel and hotel spending is expected to grow at a 5% CAGR from 2013 to 2017, as growing consumer confidence and increasing connectivity continue to expand the opportunities for travel and tourism, according to Euromonitor Database. However, in recent years, several airlines, especially in the United States, have implemented capacity reductions in response to slowing customer demand following the global economic downturn and in order to improve pricing power. These capacity reductions have resulted in lower inventory and higher ticket prices, amid increased airline industry consolidation.

Geographic mix

We have a leading share of GDS-processed air bookings in the largest travel market, North America (58%), as well as in two large growth markets, Latin America (58%) and APAC (40%) in 2012. See “Method of

Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share calculation. For the nine months ended September 30, 2013, we derived approximately 62% of our revenue from the United States, 17% from Europe and 21% from the rest of the world. For the fiscal year ended December 31, 2012, we derived approximately 62% of our revenue from the United States, 18% from Europe and 20% from the rest of the world.

There are structural differences between the geographies in which we operate. Due to our geographic concentration, our results of operations are particularly sensitive to factors affecting North America. For example, booking fees per transaction in North America have traditionally been lower than those in Europe. By growing internationally with our TMC and OTA customers and expanding the travel content available on our GDS to target regional traveler preferences, we anticipate that we will maintain share in North America and grow share in Europe, APAC and Latin America.

Continued focus by travel suppliers on cost-cutting and exerting influence over distribution

Travel suppliers continue to look for ways to decrease their costs and to increase their control over distribution. Airline consolidations, pricing pressure during contract renegotiations and the use of direct distribution may continue to subject our business to challenges.

The shift from indirect distribution channels, such as our GDS and third-party travel agencies such as Travelocity, to direct distribution channels, may result from increased content availability on supplier-operated websites or increased participation of meta-search engines, such as Kayak and Google, which direct consumers to supplier-operated websites. This trend may adversely affect our Travel Network contract renegotiations with suppliers that use alternative distribution channels. For example, airlines may withhold part of their content for distribution exclusively through their own direct distribution channels or offer more attractive terms for content available through those direct channels. Similarly, some airlines have also limited what fare content information is distributed through OTAs, including Travelocity.

However, since 2010, we believe the rate at which bookings are shifting from indirect to direct distribution channels has slowed for a number of reasons, including the increased participation of LCC/hybrids in indirect channels. Over the last several years, notable carriers that previously only distributed directly, including JetBlue and Norwegian, have adopted our GDS. Other carriers such as EVA Airways and Virgin Australia have further increased their participation in a GDS. In 2012 and 2013, we believe the rate of shift away from GDSs in the United States stabilized at very low levels, although we cannot predict whether this low rate of shift will continue.

These trends have impacted the revenue of Travel Network, which recognizes revenue for airline ticket sales based on transaction volumes, the revenue of Airline and Hospitality Solutions, which recognizes a portion of its revenue based on the number of PBs, and the results of Travelocity, the profitability of which is based both on volume of sales and the amount spent by the traveler, depending upon the applicable revenue model. Simultaneously, this focus on cost-cutting and direct distribution has also presented opportunities for Airline and Hospitality Solutions. Many airlines have turned to outside providers for key systems, process and industry expertise and other products that assist in their cost cutting initiatives in order to focus on their primary revenue-generating activities.

We have 28 planned Travel Network airline contract renewals in 2014, representing 28% of our Travel Network revenue for the nine months ended September 30, 2013 and 24 planned renewals in 2015 (representing 4% of our Travel Network revenue for the nine months ended September 30, 2013). Although we renewed 24 out of 24 planned renewals in 2013 (representing approximately 32% of Travel Network revenue for the nine months ended September 30, 2013), we cannot guarantee that we will be able to renew our airline contracts in the future on favorable economic terms or at all.

Shift to SaaS and hosted solutions by airlines and hotels to manage their daily operations

Initially, large travel suppliers built custom in-house software and applications for their business process needs. In response to a desire for more flexible systems given increasingly complex and constantly changing technological requirements, reduced IT budgets and increased focus on cost efficiency, many travel suppliers turned to third-party solutions providers for many of their key technologies and began to license software from software providers. We believe that significant revenue opportunity remains in this outsourcing trend, as legacy in-house systems continue to migrate and upgrade to third-party systems. By moving away from one-time license fees to recurring monthly fees associated with our SaaS and hosted solutions, our revenue stream has become more predictable and sustainable. The SaaS and hosted models’ centralized deployment also allows us to save time and money by reducing maintenance and implementation tasks and lowering operating costs.

Increasing importance of LCC/hybrids in Travel Network and Airline and Hospitality Solutions

Hybrid and LCCs have become a significant segment of the air travel market, stimulating demand for air travel through low fares. LCC/hybrids have traditionally relied on direct distribution for the majority of their bookings. However, as these LCC/hybrids are evolving, many are increasing their distribution through indirect channels to expand their offering into higher-yield markets and to higher-yield customers, such as business and international travelers. Other LCC/hybrids, especially start-up carriers, may choose not to distribute through the GDS until wider distribution is desired.

Over the last four years, we have added airline customers representing over 110 million PBs, including many innovative fast growing LCC/hybrids. According to Airbus, LCCs’ share of global air travel volume is expected to increase from 17% of RPKs in 2012 to 21% of RPKs by 2032. In our airline reservations products, our travel supplier customer base is weighted towards faster-growing LCC/hybrids, which represented approximately 45% of our 2012 PBs, and we expect to continue to take advantage of this growth opportunity. Furthermore, because of the breadth of our solution set and our proportion of LCC/hybrid customers, we expect to be able to sell more of our solutions to our existing customers as they grow. As our growing LCC/hybrid customers demand additional solutions and capabilities, we expect Airline and Hospitality Solutions revenue to continue benefiting from the higher growth in these types of airlines.

Travel buyers can shift their bookings to or from our Travel Network business

Our Travel Network business relies on relationships with several large travel buyers, including TMCs and OTAs, to drive a large portion of its revenue. Although no individual travel buyer accounts for more than 10% of our revenue, the five largest travel buyers of Travel Network were responsible for bookings that represent approximately 34% and 35% of our Travel Network revenue for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively. Although our contracts with larger travel agencies often increase the incentives when the travel agency processes a certain volume or percentage of its bookings through our GDS, travel buyers are not contractually required to book exclusively through our GDS during the contract term. Travel buyers may shift bookings to other distribution intermediaries for many reasons, including to avoid becoming overly dependent on a single source of travel content and increase their bargaining power with the GDS providers. For example, in late 2012, Expedia adopted a dual GDS provider strategy and shifted a sizeable portion of its business from our GDS to a competitor GDS, resulting in a year-over-year decline in our transaction volumes in 2013. Conversely, certain European OTAs including Unister, Aerticket, eTraveli and Bravofly that did not previously use our GDS shifted a portion of their business to our GDS.

Increasing travel agency incentive fees

Travel agency incentive fees are a large portion of Travel Network expenses. The vast majority of incentive fees are tied to absolute booking volumes based on transactions such as flight segments booked. Incentives are paid out in two ways, according to the terms of the agreement: (i) on a periodic basis over the term of the contract and (ii) in some instances, up front at the inception or modification of contracts, which is capitalized and amortized over the expected life of the contract. Although these fees have been increasing in real terms, they have been relatively stable as a percentage of Travel Network revenue over the last four years partially due to our focus on managing the incentive fees we pay. We believe we have been effective in mitigating the trend towards increasing incentive fees by offering value-added products and content, such as Sabre Red Workspace, a SaaS product available to our travel buyers that provides an easy to use interface along with many travel agency workflow and productivity tools.

Growing demand for continued technology improvements in the fragmented hotel market

Most of the hotel market is highly fragmented. Independent hotels and small- to medium-sized chains (groups of less than 300 properties) comprise a substantial majority of hotel properties and available hotel rooms, with global and regional chains comprise the balance. Hotels use a number of different technology systems to distribute and market their products and operate efficiently. We are positioned to provide technology solutions to all segments of the hospitality market, particularly independent hotels and small- to medium-sized chains. As these markets continue to grow, we believe independent hotel owners and operators will continue to seek increased connectivity and integrated solutions to ensure access to global travelers. Gartner estimates that technology spending by the hospitality industry is expected to reach $32 billion in 2017 (Gartner Enterprise), and we believe we will be well-positioned to meet this demand as we continue to provide affordable, web-based distribution technology. For example, we believe our innovative PMS, which is used by more than 4,500 properties globally, is one of the leading third-party web-based PMSs. Our PMS platform complements our industry-leading CRS platform and we expect to launch an integrated hospitality management suite, that will centralize all distribution, operations and marketing aspects to facilitate increased accuracy, elimination of redundancies, and increased revenue and cost savings. We anticipate that this will contribute to the continued growth of Airline and Hospitality Solutions, which is ultimately dependent upon these hoteliers accepting and utilizing our products and services.

Travelocity

Travelocity’s results have been adversely impacted by several factors in recent years, including margin pressure from suppliers and reduced bookings on our websites. For the three years ended September 30, 2013, Travelocity experienced an 8% compound annual revenue decline due to intense competition within the travel industry, including from supplier direct websites, online agencies and other suppliers of travel products and services. The increased level of competition has led to declines in fees paid to us pursuant to new long-term supplier agreements with several large North American airlines in 2011 as well as lower transaction volumes. In 2012, transaction revenues were impacted by the loss of a key TPN customer late in the third quarter as a result of this customer’s contract ending without renewal. This loss was partially offset by the addition of a new TPN customer, which signed a multi-year agreement.

Lower transaction volumes on our websites have also impacted our media revenue. Reductions in hotel transaction volumes and the loss of a key TPN customer in 2012 have led to a loss of media relevance. In 2012, these challenges have contributed to a significant decline year over year. For the nine months ended September 30, 2013, we have experienced a slight decline in media revenue compared to the same period in 2012.

Intense competition in the travel industry has historically led OTAs and travel suppliers to spend aggressively on online marketing. The amount we spent on online marketing declined in 2011 and was less effective at driving transaction revenue than it was in 2010. In response, we modified our customer acquisition strategy in 2012, refocusing on more efficient marketing channels and refreshing the approach to the brand, while reducing the amount spent on marketing. If our online marketing strategy is not successful, it could lead to continued declines in Travelocity revenue.

As a result of these and other factors, in the third quarter of 2013, we initiated plans to shift Travelocity in the United States and Canada away from a high fixed-cost model to a lower-cost, performance-based shared structure. On August 22, 2013, Travelocity entered into an exclusive, long-term strategic marketing agreement with Expedia (the “Expedia SMA”) in which Expedia will power the technology platforms for Travelocity’s existing U.S. and Canadian websites, as well as provide Travelocity with access to Expedia’s supply and customer service platforms. This agreement represents a strategic decision to provide our customers with the benefit of Expedia’s long term investment in its technology platform as well as its supply and customer service platforms, which we expect to increase conversion and operational efficiency and allows us to shift our focus to Travelocity’s marketing strengths. Both parties started development and implementation after signing. By December 31, 2013, the majority of the online hotel and air offering had been migrated to the Expedia platform, and a launch of the majority of the remainder is expected in early 2014. See “Business—Our Businesses—Travelocity.”

Under the terms of the agreement, Expedia will pay us a performance-based marketing fee that will vary based on the amount of travel booked through Travelocity-branded websites powered by Expedia. The marketing fee we receive will be recorded as marketing fee revenue and the cost we incur to promote the Travelocity brand and for marketing will be recorded as selling, general and administrative expense in our results of operations. As a result of transactions being processed through Expedia’s platform instead of the Travelocity platform, the revenue we derive from the Merchant, Agency and Media revenue models will decline. In connection with this migration, we will no longer be considered the merchant of record for merchant transactions, and therefore we will no longer collect cash from consumers, receive transaction fees and commissions directly from travel suppliers, receive service fees or insurance related revenue directly from customers or directly market or receive media revenue from advertisers on our websites. We will instead collect the marketing fee revenue from Expedia, which is net of costs incurred by Expedia in connection with these activities. Additionally, Travelocity will no longer receive an incentive fee from Travel Network as intersegment revenue, and we do not expect that Expedia will use Travel Network for shopping and booking of a portion of non-air travel for Travelocity.com and Travelocity.ca after the launch of the Expedia SMA. In addition, Expedia may choose to use another intermediary for shopping and booking of a portion or all of the air travel booked through Travelocity.com and Travelocity.ca beginning in 2019, subject to earlier termination under certain circumstances.

As a result of the factors described above, we expect our revenue to decline in connection with the Expedia SMA; we expect the revenue contribution from Travelocity-branded websites to be in the range of 50% to 60% of current levels. Due to the elimination of the intersegment revenue between Travelocity and Travel Network, we expect intersegment eliminations to substantially decrease in connection with the Expedia SMA. See “—Components of Revenues and Expenses—Intersegment Transactions.”

Correspondingly, we will wind down certain internal processes, including back office functions, as transactions move from our technology platforms to those of Expedia. We therefore expect our costs to significantly decrease and will primarily consist of marketing the Travelocity website, marketing staff and support staff. Under the Expedia SMA, we have committed to continue investing in the marketing of the Travelocity-branded websites in a manner that is consistent with past practice.

As a result, we expect our plan to result in improved margins and profitability for our Travelocity segment.

Our success is dependent on many factors including:

•	improved conversion through better site performance and user experience using the Expedia platform and technology;

•	improved cost structure by reducing operational complexity; and

•	profitable results from our marketing efforts.

We cannot be certain that this plan will be successful.

The implementation of the Expedia SMA will result in various restructuring costs, including asset impairments, exit charges including employee termination benefits and contract termination fees, and other related costs such as consulting and legal fees. During the nine months ended September 30, 2013, we recorded $16 million in restructuring charges in our results of operations, which included $4 million of asset impairments, $9 million of employee termination benefits, and $3 million of other related costs.

We also expect our working capital to be impacted in connection with the Expedia SMA. As of September 30, 2013, we have approximately $163 million recorded as a liability to travel suppliers in the United States and Canada. This liability will decline materially as we pay travel suppliers for travel consumed that originated on our technology platforms; however, we will no longer receive cash directly from consumers and will not incur a payable to travel suppliers for new bookings on our balance sheets. Our Travelocity-related working capital will primarily consist of amounts attributable to lastminute.com and TPN balances as well as amounts due from Expedia offset by payables for marketing and labor related costs, which we expect to reduce the quarterly volatility that exists today.

We also agreed to the Expedia Put/Call whereby Expedia may acquire, or we may sell to Expedia, certain assets relating to the Travelocity business. Our put right may be exercised during the first 24 months of the Expedia SMA only upon the occurrence of certain triggering events primarily relating to implementation, which are outside of our control. The occurrence of such events is not considered probable. During this period, the amount of the put right is fixed. After the 24 month period, the put right is only exercisable for a limited period of time in 2016 at a discount to fair market value. The call right held by Expedia is exercisable at any time during the term of the Expedia SMA. If the call right is exercised, although we expect the amount paid will be fair value, the call right provides for a floor for a limited time that may be higher than fair value and a ceiling for the duration of the agreement that may be lower than fair value.

The term of our agreement with Expedia is eight years and automatically renews under certain conditions.

See “Business—Our Businesses—Travelocity.”

Litigation and related costs

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters. We believe we have adequately accrued for such matters, and for the costs of defending against such matters, which have been and may continue to be expensive. However, litigation is inherently unpredictable and although we believe that our accruals are adequate and we have valid defenses in these matters, unfavorable resolutions could occur, which could have a material adverse effect on our results of operations or cash flows in a particular reporting period. See “Business—Legal Proceedings.”

Pursuant to the Expedia SMA we will continue to be liable for fees, charges, costs and settlements relating to litigation arising from hotels booked on the Travelocity platform prior to the Expedia SMA. However, fees, charges, costs and settlements relating to litigation from hotels booked subsequent to the Expedia SMA will be shared with Expedia according to the terms of the Expedia SMA.

On October 30, 2012, we entered into a settlement agreement to resolve the outstanding state and federal lawsuits with American Airlines filed in 2011 and, as a result of the terms of the settlement, among other things renewed our distribution agreement with American Airlines. The settlement and distribution agreement was approved by the court presiding over the restructuring proceedings for AMR Corporation, American Airlines’ parent company, pursuant to an order made final on December 20, 2012. We expensed $347 million in 2012 related to this settlement agreement. On April 21, 2011, US Airways sued us in federal court in the Southern District of New York alleging federal antitrust claims. We are also involved in an antitrust investigation by the

U.S. Department of Justice relating to pricing and the conduct of our GDS business and in antitrust litigation involving hotel room prices. See Note 19, Commitments and Contingencies—Legal Proceedings—US Airways Antitrust Litigation, Department of Justice Investigation and Hotel Related Antitrust Proceedings, to our unaudited consolidated financial statements included elsewhere in this prospectus.

Customer Mix

We believe we have a broadly diversified customer mix which supports our stable revenue base. We serve two principal types of customers: travel suppliers, which we serve in both our Travel Network business and Airline and Hospitality Solutions business; and travel buyers, which we serve in our Travel Network business and who purchase wide variety of travel content in our marketplace. Today, our Travel Network marketplace includes a diversified group of travel suppliers, including approximately 400 airlines, 125,000 hotel properties, 27 car rental brands, 50 rail carriers, 16 cruise lines and 200 tour vendors. We connect these travel suppliers via our GDS platform to approximately 400,000 travel agents, spread globally across 145 countries. Importantly, none of our travel buyers or travel suppliers represented more than 10% of our total revenue for the nine months ended September 30, 2013 or the fiscal year ended December 31, 2012. Additionally, our Airline and Hospitality Solutions segment represented approximately 225 airlines, 18,000 hotel properties, and more than 700 other customers, including airports, corporate aviation fleets, governments and tourism boards. Within our Airline and Hospitality Solutions business, no single customer represented more than 10% of total revenues for the nine month period ended September 30, 2013 or the fiscal year ended December 31, 2012.

In addition to the broad diversification within our customer base, due to the quality of our products and services, we have experienced a high level of historical Customer Retention in both our Travel Network and Airline and Hospitality Solutions businesses. In general, our business is characterized by non-exclusive multi-year agency and supplier contracts, with durations that typically range from three to five years business, and three to seven years in the Airline and Hospitality Solutions business among our airline customers, and one to five years among our hospitality customers. Furthermore, our airline supplier contracts expire at different times, with 28 and 24 planned renewals for fiscal years 2014 and 2015, respectively. We renewed 24 out of 24 planned renewals in 2013. Similarly, our travel agency customer contracts within our Travel Network business generally have durations of three to ten years. A meaningful portion of our travel buyer agreements, typically representing approximately 15% to 20% of our bookings, are up for renewal in any given year. As a result of the strength of our customer relationships as well as the value our customers realize from our solutions, we have generated very strong Customer Retention rates. For the fiscal year 2012, our agency customer retention rate for Travel Network was approximately 99%. For our Airline Solutions business, our Customer Retention rate was 100% for the fiscal year 2012 and the Customer Retention rate for our Hospitality Solutions business was 96% for the same period. Throughout our history, when we have lost customers, it has generally been as a result of either consolidation or bankruptcy, primarily among our airline partners. We cannot guarantee that we will be able to renew our travel supplier or travel buyer agreements in the future on favorable economic terms or at all.

Our revenue base is broadly diversified, with no single customer comprising more than 10% of our revenues for the nine months ended September 30, 2013 or the fiscal year ended December 31, 2012. We are subject to a certain degree of revenue concentration among a portion of our customer base. Our top five Travel Network customers were responsible for 34% and 35% of our Travel Network revenue for the nine months ended September 30, 2013 and fiscal year ended December 31, 2012, respectively. Over the same period, our top five Airline and Hospitality Solutions customers represented 22% and 20% of our Airline and Hospitality Solutions revenues, respectively. Historical consolidation in the global airline industry, including the mergers of American Airlines and US Airways, Delta Air Lines (“Delta”) and Northwest Airlines, United Airlines and Continental Airlines, as well as Southwest Airlines and AirTran, have generally increased our revenue concentration. If additional consolidation in the airline industry were to occur in the future, our levels of revenue concentration may further increase.

Revenue Models

We employ several revenue models across our businesses with some revenue models employed in multiple businesses. Travel Network primarily employs the transaction revenue model. Airline and Hospitality Solutions primarily employs the SaaS and consulting revenue models, as well as the software licensing fee model to a lesser extent. Travelocity primarily employed two revenue models: (i) the merchant revenue model or our “Net Rate Program” (applicable to a majority of our hotel net rate revenues) and (ii) the agency revenue model (applicable to most of our airline, car and cruise commission revenues and a small portion of hotel commission revenues). In connection with the Expedia SMA, Travelocity has begun to employ the marketing fee revenue model (applicable to revenue generated through Travelocity-branded websites operated by Expedia). Travel Network and, historically, Travelocity also, employ the media revenue model (applicable to advertising revenues). We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

Transaction Revenue Model—This model accounts for substantially all of Travel Network’s revenue. We define a “Direct Billable Transaction” as any travel reservation that generates a fee directly to Travel Network. Under this model, a transaction occurs when a travel agency or corporate travel department books, or reserves, a travel supplier’s product on our GDS, for which we receive a fee. Transaction fees include, but are not limited to, transaction fees paid by travel suppliers for selling their inventory through our GDS and transaction fees paid by travel agency subscribers related to their use of our GDS. We receive revenue from the travel supplier and the travel agency according to the commercial arrangement with each.

Transaction revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of transaction fee reserves for estimated future cancellations and bookings that will be rebooked based on historical data. At September 30, 2013, December 31, 2012 and 2011, we recorded transaction fee cancellation reserves of approximately $11 million, $8 million and $7 million, respectively. Transaction revenue for car rental, hotel bookings and other travel services is recognized at the time the reservation is used by the customer.

SaaS and Hosted Revenue Model—The SaaS and Hosted Revenue Model is the primary revenue model employed by Airline and Hospitality Solutions. This revenue model applies to situations where we host software solutions on our own secure platforms or deploy it through our SaaS solutions, and we maintain the software as well as the infrastructure it employs. Our customers pay us an implementation fee and a recurring usage-based fee for the use of such software pursuant to contracts with terms that typically range between three and ten years and generally include minimum annual volume requirements. This usage-based fee arrangement allows our customers to pay for software normally on a monthly basis to the extent that it is used. Similar contracts with the same customer which are entered into at or around the same period are analyzed for revenue recognition purposes on a combined basis. Revenue from implementation fees is generally recognized over the term of the agreement. The amount of periodic usage fees is typically based on a metric relevant to the software purchased. We recognize revenue from recurring usage-based fees in the period earned.

Consulting Revenue Model—Airline and Hospitality Solutions offerings that utilize the SaaS and Hosted Revenue Model are sometimes sold as part of multiple-element agreements for which we also provide consulting services. Our consulting services are primarily focused on helping customers achieve better utilization of and return on their software investment. Often, we provide consulting services during the implementation phase of our SaaS solutions. We account for consulting service revenue separately from implementation and recurring usage-based fees, with value assigned to each element based on its relative selling price to the total selling price. We perform a market analysis on a periodic basis to determine the range of selling prices for each product and service. The revenue for consulting services is generally recognized over the period the consulting services are performed.

Software Licensing Fee Revenue Model—The software licensing fee revenue model is also utilized by Airline and Hospitality Solutions. Under this model, we generate revenue by charging customers for the installation and use of our software products. Some contracts under this model generate additional revenue for the maintenance of the software product. When software is sold without associated customization or implementation services, revenue from software licensing fees is recognized when all of the following are met: (i) the software is delivered, (ii) fees are fixed or determinable, (iii) no undelivered elements are essential to the functionality of delivered software, and (iv) collection is probable. When software is sold with customization or implementation services, revenue from software licensing fees is recognized based on the percentage of completion of the customization and implementation services. Fees for software maintenance are recognized ratably over the life of the contract. We are unable to determine vendor-specific objective evidence of fair value for software maintenance fees. Therefore, when fees for software maintenance are included in software license agreements, both the revenue from the software license and the maintenance are recognized ratably over the related contract term.

Marketing Fee Revenue Model—With the implementation of Expedia’s technology for our U.S. and Canadian websites beginning late in 2013, Expedia is required to pay us a performance-based marketing fee that will vary based on the amount of travel booked through Travelocity-branded websites powered by Expedia. The marketing fee we receive will be recorded as revenue and the costs we incur for marketing and to promote the Travelocity brand will be recorded as selling, general and administrative expense in our results of operations. See “—Factors Affecting our Results—Travelocity.”

Merchant Revenue Model—The merchant revenue model or the “Net Rate Program” is utilized by Travelocity, except to the extent the marketing fee revenue model applies. We primarily use this model for revenue from hotel reservations and dynamically packaged combinations of travel components. Pursuant to this model, we are the merchant of record for credit card processing for travel accommodations. Even though we are the merchant of record for these transactions, we do not purchase and resell travel accommodations, and we do not have any obligations with respect to the travel accommodations we offer online that we do not sell. Instead, we act as an intermediary by entering into agreements with travel suppliers for the right to market their products, services and other offerings at pre-determined net rates. We market net rate offerings to travelers at prices that include an amount sufficient to pay the travel supplier for providing the travel accommodations and any occupancy and other local taxes, as well as additional amounts representing our service fees, which is how we generate revenue under this model. Under this revenue model, we require prepayment by the traveler at the time of booking.

Travelocity recognizes net rate revenue for stand-alone air travel at the time the travel is booked with a reserve for estimated future canceled bookings. Revenues from vacation packages and car rentals as well as hotel net rate revenues are recognized at the time the reservation is used by the consumer.

For net rate and dynamically packaged combinations sold through Travelocity, we record net rate revenues based on the total amount paid by the customer for products and services, net of our payment to the travel supplier. At the time a customer makes and prepays a reservation, we accrue a supplier liability based on the amount we expect to be billed by our travel suppliers. In some cases, a portion of Travelocity’s prepaid net rate and travel package transactions goes unused by the traveler. In such circumstances, Travelocity may not be billed the full amount of the accrued supplier liability. Therefore, we reduce the accrued supplier liability for amounts aged more than six months after the reservation goes unused and record the aged amount as revenue if certain conditions are met. Our process for determining when aged amounts may be recognized as revenue includes consideration of key factors such as the age of the supplier liability, historical billing and payment information, among others. See “—Factors Affecting our Results—Travelocity.”

Agency Revenue Model—This model is employed by Travelocity, except to the extent the marketing fee revenue model applies, and applies to revenues generated via commissions from travel suppliers for reservations made by travelers through our websites. Under this model, we act as an agent in the transaction by passing reservations booked by travelers to the relevant airline, hotel, car rental company, cruise line or other travel supplier, while the travel supplier serves as merchant of record and processes the payment from the traveler.

Under the agency revenue model, Travelocity recognizes commission revenue for stand-alone air travel at the time the travel is booked with a reserve for estimated canceled bookings. Commissions from car and hotel travel suppliers are recognized upon the scheduled date of travel consumption. We record car and hotel commission revenue net of an estimated reserve for cancellations, no-shows and uncollectable commissions. At each of September 30, 2013, December 31, 2012 and 2011, our reserve was approximately $3 million.

See “—Factors Affecting our Results—Travelocity.”

Media Revenue Model—The media revenue model is used to record advertising revenue from entities that advertise products on Travelocity’s websites, except to the extent the marketing fee revenue model applies, and, to a lesser extent, on our GDS. Advertisers use two types of advertising metrics: (i) display advertising and (ii) action advertising. In display advertising, advertisers usually pay based on the number of customers who view the advertisement, and are charged based on cost per thousand impressions. In action advertising, advertisers usually pay based on the number of customers who perform a specific action, such as click on the advertisement, and are charged based on the cost per action. Advertising revenues are recognized in the period that the advertising impressions are delivered or the click-through or other specific action occurs.

See “—Factors Affecting our Results—Travelocity.”

Components of Revenues and Expenses

Revenues

Travel Network

Travel Network primarily generates revenues from the transaction revenue model, as well as revenue from certain services we provide our joint ventures and the sale of aggregated bookings data to carriers. See “—Revenue Models.”

Airline and Hospitality Solutions

Airline and Hospitality Solutions primarily generates revenue from the SaaS and the consulting revenue models, as well as the software licensing fee model to a lesser extent. Over the last several years, our customers have shifted toward the SaaS model as license fee contracts expire. See “—Revenue Models.”

Travelocity

Travelocity generates transaction revenue through the merchant revenue model and the agency revenue model, and non-transaction revenue, in each case, except to the extent the marketing fee model applies. Transaction revenue is comprised of (i) stand-alone air transaction revenue (i.e., revenue from the sale of air travel without any other products) and (ii) other transaction revenue (i.e., revenue from hotel suppliers, packages which include multiple travel products, lifestyle products such as theatre tickets and services). Both are accounted for under either the merchant or agency revenue models.

Except to the extent the marketing fee model applies, Travelocity also generates revenues from fees from offline (e.g., call center agent transacted) bookings for air and packages and insurance revenues from third-party insurance providers whose air, total trip and cruise insurance we offer on our websites.

Additionally, Travelocity generates intersegment transaction revenue from Travel Network, consisting of incentives earned for Travelocity transactions processed through our GDS and fees paid by Travel Network and Airline and Hospitality Solutions for corporate trips booked through the Travelocity online booking technology. We expect intersegment revenue to substantially decrease in connection with the Expedia SMA. Intersegment transaction revenue is eliminated in consolidation.

Non-transaction revenue consists of advertising revenue from the media revenue model, paper ticket fees and services, and change and reissue fees.

Cost of Revenue

Travel Network

Travel Network cost of revenues consists primarily of:

•	Incentive Fees—fees paid to travel agencies for reservations made on our GDS which have accrued on a monthly basis. Incentives are paid out in two ways, according to the terms of the contract: (i) on a periodic basis over the term of the contract and (ii) in some cases, upfront at the inception or modification of contracts, which is capitalized and amortized over the expected life of the contract. The amortized portion of the upfront incentive fee is recorded to cost of revenue. Travel Network pays incentives to Travelocity for Travelocity transactions processed through our GDS, although we expect intersegment revenue to substantially decrease in connection with the Expedia SMA. Intersegment expense is eliminated in consolidation. See “—Components of Revenues and Expenses—Intersegment Transactions.”

•	Technology Expenses—data processing, data center management, application hosting, applications development and maintenance and related charges.

•	Labor Expenses—salaries and benefits paid to employees supporting the operations of the business.

•	Other Expenses—includes services purchased, facilities and corporate overhead.

Airline and Hospitality Solutions

Airline and Hospitality Solutions cost of revenues consists primarily of:

•	Labor Expenses—salaries and benefits paid to employees for the development, delivery and implementation of software.

•	Technology Expenses—data processing, data center management, application hosting, applications development and maintenance and related charges resulting from the hosting of our solutions.

•	Other Expenses—includes services purchased, facilities and other costs.

Travelocity

For the historical periods presented herein, Travelocity cost of revenue has consisted primarily of:

•	Volume Related Expenses—customer service costs; credit card fees and technology fees; charges related to fraudulent bookings and compensation to customers, i.e., for service related issues.

•	Technology Expenses—data processing, data center management, applications development, maintenance and related charges.

•	Labor Expenses—salaries and benefits paid to employees supporting the operations of the business.

•	Other Expenses—includes services purchased, facilities and other costs.

In connection with the Expedia SMA, Travelocity will not incur significant cost of revenues with respect to Travelocity’s existing websites in the United States and Canada.

Corporate

Corporate cost of revenue includes certain shared technology costs as well as stock-based compensation expense, litigation expenses associated with occupancy or other taxes and other items that are not identifiable with one of our segments.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist of personnel-related expenses for employees that sell our services to new customers and administratively support the business, commission payments made to travel agency and distribution partners of Travelocity, advertising and promotional costs primarily for Travelocity, certain settlement costs and costs to defend legal disputes, bad debt expense and other costs. In connection with the Expedia SMA, Travelocity will no longer incur non-marketing related expenses; instead, the marketing fee we will receive under the Expedia SMA will be net of costs incurred by Expedia in connection with these activities. However, the marketing costs we incur to promote the Travelocity brand will be recorded as SG&A.

Intersegment Transactions

We account for significant intersegment transactions as if the transactions were with third parties, that is, at estimated current market prices. The majority of the intersegment revenues and cost of revenues are between Travelocity and Travel Network, consisting mainly of incentive fees paid, net of data processing fees incurred, by Travel Network to Travelocity for transactions processed through our GDS, transaction fees paid by Travelocity to Travel Network for transactions facilitated through our GDS in which the travel supplier pays Travelocity directly, and fees paid by Travel Network to Travelocity for corporate trips booked through the Travelocity online booking technology. In addition, Airline and Hospitality Solutions pays fees to Travel Network for airline trips booked through our GDS. Due to the elimination of the intersegment revenue between Travelocity.com and Travel Network with the Expedia SMA, we expect intersegment eliminations to substantially decrease in 2014 from current levels. See Note 22, Segment Information, to our audited consolidated financial statements included elsewhere in this prospectus.

Matters Affecting Comparability

Mergers and Acquisitions

Our results of operations have been affected by mergers and acquisitions as summarized below.

Mergers and Acquisitions in the nine months ended September 30, 2013

We had no acquisitions in the nine months ended September 30, 2013.

Mergers and Acquisitions in 2012

In the third quarter of 2012, we acquired all of the outstanding stock and ownership interests of PRISM, a leading provider of end-to-end airline contract business intelligence and decision support software. The acquisition, which adds to our portfolio of products within the Airline and Hospitality Solutions, allows for new relationships with airlines and adds to our existing business intelligence capabilities.

Mergers and Acquisitions in 2011

In the first quarter of 2011, we completed the acquisition of Zenon N.D.C., Limited, a provider of GDS services to travel agents in Cyprus. This acquisition further expands Travel Network within Europe.

In the second quarter of 2011, we completed the acquisition of SoftHotel, Inc., a provider of web-based property management solutions for the hospitality industry. This acquisition brings Airline and Hospitality Solutions closer to a fully integrated web-based solution that combines distribution, marketing and operations into a single platform for hotel customers.

Mergers and Acquisitions in 2010

In the first quarter of 2010, we completed the acquisition of Iceland-based Calidris, which provides airlines with revenue integrity, business intelligence and data capabilities. Calidris has been integrated with Airline and Hospitality Solutions’ product offerings.

In the second quarter of 2010, we completed the acquisition of FlightLine, a leading provider of vital crew scheduling software and services in North America. This acquisition is part of our continual investment in Airline and Hospitality Solutions’ portfolio of product offerings.

In the third quarter of 2010, we acquired Flugwerkzeuge Aviation Software GmbH (“f:wz”), a leading provider of flight planning products and services in Austria. This acquisition is part of Airline and Hospitality Solutions, and has enhanced our suite of flight planning solutions.

Dispositions

Dispositions in the nine months ended September 30, 2013

Certain Assets of Travelocity—On June 18, 2013, we completed the sale of certain assets of TBiz operations to a third-party. TBiz provides managed corporate travel services for corporate customers. We recorded a loss on the sale of $3 million, net of tax, including the write-off of $9 million of goodwill attributed to TBiz based on the relative fair value of the Travelocity North America reporting unit, in our consolidated statement of operations.

Holiday Autos—On June 25, 2013, we completed the sale of certain assets of our Holiday Autos operations to a third-party. Holiday Autos is a leisure car hire broker that offers prepaid, low-cost car rental in various markets, primarily in Europe. Pursuant to the sale agreement, we will receive two annual earn-out payments, totaling up to $12 million, if the purchaser exceeds certain booking thresholds during the two annual consecutive periods from October 2013 through September 2015, as defined in the sale agreement. We accrued $6 million in connection with these earn-out provisions, which resulted in a net loss on the sale of $11 million, net of tax, in our consolidated statement of operations. This net amount includes the write-off of $39 million of goodwill and intangible assets attributed to Holiday Autos based on the relative fair value of the Travelocity Europe reporting unit in our consolidated statement of operations. The resulting receivable from the earn-out payments will be reviewed for recovery on a periodic basis. We completed the closure of the remainder of the Holiday Autos business in the fourth quarter of 2013. Its results of operations will be reclassified to discontinued operations as of that time.

Dispositions in 2012

Sabre Pacific—On February 24, 2012, we completed the sale of our 51% stake in Sabre Australia Technologies I Pty Ltd (“Sabre Pacific”), an entity jointly owned by a subsidiary of Sabre (51%) and Abacus (49%), to Abacus for $46 million of proceeds. Of the proceeds received, $9 million was for the sale of stock, $18 million represented the repayment of an intercompany note receivable from Sabre Pacific, which was entered into when the joint venture was originally established, and the remaining $19 million represented the settlement of operational intercompany receivable balances with Sabre Pacific and associated amounts we owed to Abacus. We recorded $25 million as gain on sale of business in our consolidated statements of operations. We have also entered into a license and distribution agreement with Sabre Pacific, under which it will market, sub-license, distribute, provide access to and support for our GDS in Australia, New Zealand and surrounding territories. Sabre Pacific is required to pay us an ongoing transaction fee based on booking volumes under this agreement. As of December 31, 2011, the assets and liabilities of Sabre Pacific were classified as held for sale on our consolidated balance sheet. For the year ended December 31, 2012, joint venture equity income included a $24 million impairment of goodwill recorded by Abacus associated with its acquisition of Sabre Pacific.

Dispositions in 2011 & 2010

During 2011 and 2010, we completed no significant dispositions.

Seasonality

The travel industry is seasonal in nature. Travel bookings for Travel Network, and the revenue we derive from those bookings, decrease significantly each year in the fourth quarter, primarily in December. We recognize air-related revenue at the date of booking and, because customers generally book their November and December holiday leisure-related travel earlier in the year, and business-related travel declines during the holiday season, revenue resulting from bookings is typically lower in the fourth quarter. Travelocity revenues are also impacted by the seasonality of travel bookings, but to a lesser extent since commissions from car and hotel travel suppliers and net rate revenue for hotel stays and vacation packages are recognized at the date of travel. There is a slight increase in Travelocity revenues for the second and third quarters compared to the first and fourth quarters due to European travel patterns. Airline and Hospitality Solutions does not experience any significant seasonality patterns in revenue.

Other Items Impacting Comparability

Reduction of insurance sales fees

On January 24, 2012, the U.S. Department of Transportation implemented new regulations that prohibit carriers and ticket agents from including additional optional services in connection with air transportation, a tour or tour component if the optional service is automatically added to the consumer’s purchase if the consumer takes no other action (i.e., if the consumer does not “opt-out”). Prior to the effectiveness of this regulation, we pre-checked the “Yes” box on Travelocity’s websites for certain optional services such as travel insurance, while at the same time providing clear and conspicuous disclosure of the inclusion of such services, itemized pricing thereof and the option to remove such services prior to payment and check-out. The implementation of this regulation resulted in significantly fewer customers electing to purchase such services. For the year ended December 31, 2012, we experienced a $9 million, or 40%, decrease in revenue from insurance sales compared with the year ended December 31, 2011.

Non-GAAP Measurements

The following tables set forth the reconciliation of net loss attributable to common shareholders in our statement of operations to Adjusted Net Income and Adjusted EBITDA as well as our segment Adjusted EBITDA to consolidated Adjusted EBITDA.

Consolidated Data

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands)
Reconciliation of net income (loss) to Adjusted Net Income and to Adjusted EBITDA:
Net loss attributable to Sabre Corporation	$(127,254)	$(105,744)	$(611,356)	$(66,074)	$(268,852)
Net loss from discontinued operations, net of tax	10,683	(2,887)	26,752	20,003	17,395
Net income (loss) attributable to noncontrolling interests(1)	2,135	(9,475)	(59,317)	(36,681)	(64,382)

Net loss from continuing operations	(114,436)	(118,106)	(643,921)	(82,752)	(315,839)
Adjustments:
Impairment(2)	138,435	76,829	608,230	185,240	401,400
Acquisition related amortization expense(3a)	105,944	120,768	162,517	162,312	163,213
Loss (gain) on sale of business and assets	16,880	(25,850)	(25,850)	—	—
Loss on extinguishment of debt	12,181	—	—	—	—
Other, net(4)	5,299	8,343	7,808	(2,953)	(3,150)
Restructuring and other costs(5)	30,854	3,712	6,862	14,708	15,672
Litigation and taxes, including penalties(6)	11,856	294,963	415,672	21,601	1,601
Stock-based compensation	5,446	8,621	9,834	7,334	5,302
Management fees(7)	7,347	6,257	7,769	7,191	6,730
Tax impact of net income adjustments	(83,091)	(144,326)	(394,165)	(80,020)	(76.418)

Adjusted Net Income	136,715	231,211	154,756	232,661	198,511
Adjustments:
Depreciation and amortization of property and equipment(3b)	101,163	100,513	137,511	125,063	113,449
Amortization of capitalized implementation costs(3c)	27,039	14,317	20,855	11,365	8,162
Amortization of upfront incentive payments(8)	28,736	27,432	36,527	37,748	26,571
Interest expense, net	208,364	179,359	242,948	181,292	204,348
Remaining (benefit) provision for income taxes	75,385	76,888	191,986	136,593	146,569

Adjusted EBITDA	$577,402	$629,720	$784,583	$724,722	$697,610

Segment Data

	Nine Months Ended September 30, 2013
	Travel Network	Airline and Hospitality Solutions	Travelocity	Eliminations	Corporate	Total
	(Amounts in thousands)
Gross Margin	$651,924	$186,917	$309,434	$(514)	$(89,444)	$1,058,317
Selling, general and administrative	(82,875)	(41,434)	(308,458)	514	(127,338)	(559,591)
Joint venture equity income	10,277	—	49	—	—	10,326
Adjustments:
Amortization of upfront incentive payments(8)	—	—	—	—	28,736	28,736
Stock-based compensation	—	—	—	—	5,446	5,446
Management fees(7)	—	—	—	—	7,347	7,347
Litigation and taxes, including penalties(6)	—	—	—	—	11,856	11,856
Restructuring and other costs(5)	—	—	—	—	14,965	14,965

Adjusted EBITDA	$579,326	$145,483	$1,025	$—	$(148,432)	$577,402

	Nine Months Ended September 30, 2012
	Travel Network	Airline and Hospitality Solutions	Travelocity	Eliminations	Corporate	Total
	(Amounts in thousands)
Gross Margin	$654,064	$154,278	$379,202	$(718)	$(69,731)	$1,117,095
Selling, general and administrative	(87,116)	(43,228)	(318,863)	718	(397,953)	(846,442)
Joint venture equity income	18,006	—	76	—	—	18,082
Adjustments:
Amortization of upfront incentive payments(8)	—	—	—	—	27,432	27,432
Stock-based compensation	—	—	—	—	8,621	8,621
Management fees(7)	—	—	—	—	6,257	6,257
Litigation and taxes, including penalties(6)	—	—	—	—	294,963	294,963
Restructuring and other costs(5)	—	—	—	—	3,712	3,712

Adjusted EBITDA	$584,954	$111,050	$60,415	$—	$(126,699)	$629,720

	Fiscal Year Ended December 31, 2012
	Travel Network	Airline and Hospitality Solutions	Travelocity	Eliminations	Corporate	Total
	(Amounts in thousands)
Gross Margin	$843,568	$218,421	$463,041	$(1,010)	$(122,444)	$1,401,576
Selling, general and administrative	(99,603)	(52,139)	(401,122)	1,010	(566,394)	(1,118,248)
Joint venture equity income	24,487	—	104	—	—	24,591
Adjustments:
Amortization of upfront incentive payments(8)	—	—	—	—	36,527	36,527
Stock-based compensation	—	—	—	—	9,834	9,834
Management fees(7)	—	—	—	—	7,769	7,769
Litigation and taxes, including penalties(6)	—	—	—	—	415,672	415,672
Restructuring and other costs(5)	—	—	—	—	6,862	6,862

Adjusted EBITDA	$768,452	$166,282	$62,023	$—	$(212,174)	$784,583

	Fiscal Year Ended December 31, 2011
	Travel Network	Airline and Hospitality Solutions	Travelocity	Eliminations	Corporate	Total
	(Amounts in thousands)
Gross Margin	$772,520	$184,928	$511,593	$(1,083)	$(117,756)	$1,350,202
Selling, general and administrative	(106,650)	(49,744)	(429,470)	1,083	(156,130)	(740,911)
Joint venture equity income	26,701	—	148	—	—	26,849
Adjustments:
Amortization of upfront incentive payments(8)	—	—	—	—	37,748	37,748
Stock-based compensation	—	—	—	—	7,334	7,334
Management fees(7)	—	—	—	—	7,191	7,191
Litigation and taxes, including penalties(6)	—	—	—	—	21,601	21,601
Restructuring and other costs(5)	—	—	—	—	14,708	14,708

Adjusted EBITDA	$692,571	$135,184	$82,271	$—	$(185,304)	$724,722

	Fiscal Year Ended December 31, 2010
	Travel Network	Airline and Hospitality Solutions	Travelocity	Eliminations	Corporate	Total
	(Amounts in thousands)
Gross Margin	$676,235	$186,183	$547,287	$(591)	$(74,294)	$1,334,820
Selling, general and administrative	(67,323)	(38,967)	(448,889)	591	(159,742)	(714,330)
Joint venture equity income	21,071	—	173	—	—	21,244
Adjustments:
Amortization of upfront incentive payments(8)	—	—	—	—	26,571	26,571
Stock-based compensation	—	—	—	—	5,302	5,302
Management fees(7)	—	—	—	—	6,730	6,730
Litigation and taxes, including penalties(6)	—	—	—	—	1,601	1,601
Restructuring and other costs(5)	—	—	—	—	15,672	15,672

Adjusted EBITDA	$629,983	$147,216	$98,571	$—	$(178,160)	$697,610

	Fiscal Year Ended December 31, 2009
	Travel Network	Airline and Hospitality Solutions	Travelocity	Eliminations	Corporate	Total
	(Amounts in thousands)
Gross Margin	$629,497	$165,056	$565,101	$(527)	$(102,259)	$1,256,868
Selling, general and administrative	(84,282)	(41,241)	(445,696)	527	(176,425)	(747,117)
Joint venture equity income	11,356	—	148	—	—	11,504
Adjustments:
Amortization of upfront incentive payments(8)	—	—	—	—	29,554	29,554
Stock-based compensation	—	—	—	—	4,108	4,108
Management fees(7)	—	—	—	—	7,260	7,260
Litigation and taxes, including penalties(6)	—	—	—	—	42,284	42,284
Restructuring and other costs(5)	—	—	—	—	23,140	23,140

Adjusted EBITDA	$556,571	$123,815	$119,553	$—	$(172,338)	$627,601

(1)	Net income (loss) attributable to noncontrolling interests represents an adjustment to include earnings allocated to noncontrolling interest held in (i) Sabre Travel Network Middle East of 40% for all periods presented, (ii) Sabre Pacific of 49% through February 24, 2012, the date we sold this business and (iii) Travelocity.com LLC of approximately 9.5% through December 31, 2012, the date we merged this minority interest back into our capital structure. See Note 2, Summary of Significant Accounting Policies, to our annual audited consolidated financial statements included elsewhere in this prospectus.
(2)	Represents impairment charges to assets (see Note 7, Goodwill and Intangible Assets, to our September 30, 2013 unaudited consolidated financial statements and Note 8, Goodwill and Intangible Assets, to our annual audited consolidated financial statements included elsewhere in this prospectus) as well as $24 million in 2012, representing our share of impairment charges recorded by one of our equity method investments, Abacus.
(3)	Depreciation and amortization expenses (see Note 2, Summary of Significant Accounting Policies, to our annual audited consolidated financial statements included elsewhere in this prospectus for associated asset lives):
a.	Acquisition related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date and amortization of the excess basis in our underlying equity in joint ventures.
b.	Depreciation and amortization of property and equipment represents depreciation of property and equipment, including internally developed software.
c.	Amortization of capitalized implementation costs represents amortization of up-front costs to implement new customer contracts under our SaaS and hosted revenue model.
(4)	Other, net primarily represents foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency.
(5)	Restructuring and other costs represents charges associated with business restructuring and associated changes implemented which resulted in severance benefits related to employee terminations, integration and facility opening or closing costs and other business reorganization costs.
(6)	Litigation and taxes, including penalties, represents charges or settlements associated with airline antitrust litigation as well as payments or reserves taken in relation to certain retroactive hotel occupancy and excise tax disputes (see Note 19, Commitments and Contingencies, to our September 30, 2013 unaudited consolidated financial statements and Note 21, Commitments and Contingencies, to our annual audited consolidated financial statements included elsewhere in this prospectus).
(7)	We have been paying an annual management fee to TPG and Silver Lake in an amount equal to the lesser of (i) 1% of our Adjusted EBITDA and (ii) $7 million. This also includes reimbursement of certain costs incurred by TPG and Silver Lake.
(8)	Our Travel Network business at times makes upfront cash payments to travel agency subscribers at inception or modification of a service contract which are capitalized and amortized over an average expected life of the service contract to cost of revenue, generally over three to five years. Such payments are made with the objective of increasing the number of clients, or to ensure or improve customer loyalty. Our service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentives provided. The service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have repayment terms if those objectives are not met.

Results of Operations

The following table sets forth our consolidated statement of operations data for each of the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands)
Revenue	$2,345,295	$2,327,480	$3,039,060	$2,931,727	$2,832,393
Cost of revenue	1,286,978	1,210,385	1,637,484	1,581,525	1,497,573

Gross margin	1,058,317	1,117,095	1,401,576	1,350,202	1,334,820
Selling, general and administrative	559,591	846,442	1,118,248	740,911	714,330
Impairment	138,435	76,829	584,430	185,240	401,400
Depreciation and amortization	231,743	233,198	317,683	295,540	281,624
Restructuring charges	15,889	—	—	—	—

Operating income (loss)	112,659	(39,374)	(618,785)	128,511	(62,534)
Interest expense, net	(208,364)	(179,359)	(242,948)	(181,292)	(204,348)
Loss on extinguishment of debt	(12,181)	—	—	—	—
(Loss) gain on sale of business	(16,880)	25,850	25,850	—	—
Joint venture equity income	10,326	18,082	24,591	26,849	21,244
Joint venture goodwill impairment and intangible amortization	(2,403)	(2,400)	(27,000)	(3,200)	(3,200)
Other, net	(5,299)	(8,343)	(7,808)	2,953	3,150

Loss from continuing operations before income taxes	(122,142)	(185,544)	(846,100)	(26,179)	(245,688)
(Benefit) provision for income taxes	(7,706)	(67,438)	(202,179)	56,573	70,151

Loss from continuing operations	$(114,436)	$(118,106)	$(643,921)	$(82,752)	$(315,839)

Nine months ended September 30, 2013 and 2012

Revenue

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Amounts in thousands)
Revenue by Segment
Travel Network	$1,381,105	$1,382,913	$(1,808)	(0)%
Airline and Hospitality Solutions	522,794	429,916	92,878	22%
Travelocity	499,045	575,879	(76,834)	(13)%

Total segment revenue	2,402,944	2,388,708	14,236	1%

Eliminations	(58,019)	(60,944)	2,925	5%
Corporate	370	(284)	654	**

Total revenue	$2,345,295	$2,327,480	$17,815	1%

**	not meaningful

Revenue increased $18 million, or 1%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

Travel Network—Revenue decreased $2 million, or less than 1%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

This $2 million decrease in revenue primarily resulted from:

•	a $7 million decrease in transaction revenue; offset by

•	a $5 million increase in other revenue from payments in connection with certain services provided to our joint ventures.

The reduction in transaction revenue resulted from the loss of a portion of our bookings from a large OTA customer in North America and impacts from the U.S. government sequestration, partially offset by growth in other domestic customers as well as growth in our international regions. Travel Network processed 295 million Direct Billable Transactions during the nine months ended September 30, 2013, representing a decrease of 12 million transactions, or 4%, compared with the nine months ended September 30, 2012.

Airline and Hospitality Solutions—Revenue increased $93 million, or 22%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

This $93 million increase in revenue primarily resulted from:

•	a $54 million increase in SaaS revenue primarily due to new customers;

•	$23 million generated from our 2012 acquisition of PRISM; and

•	$16 million in customer maintenance, consulting, and service fees.

Travelocity—Revenue decreased $77 million, or 13%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

This $77 million decrease in revenue primarily resulted from:

•	a $58 million decrease driven by a 5% decline in transaction volumes and a 5% decline in average transaction value, primarily driven by the loss of a large TPN customer in 2012 which was partially offset by an increase in transaction volumes across air, car and hotel products;

•	a $16 million decrease related to the dispositions of TBiz and Holiday Autos in 2013; and

•	a $2 million decrease in non-transaction revenues due to a reduction in media revenue in North America and Europe.

Gross Margin

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Amounts in thousands)
Gross Margin by Segment
Travel Network	$651,924	$654,064	$(2,140)	(0)%
Airline and Hospitality Solutions	186,917	154,278	32,639	21%
Travelocity	309,434	379,202	(69,768)	(18)%

Total segment gross margin	1,148,275	1,187,544	(39,269)	(3)%

Eliminations	(514)	(718)	204	28%
Corporate	(89,444)	(69,731)	(19,713)	(28)%

Total gross margin	$1,058,317	$1,117,095	$(58,778)	(5)%

Travel Network—Gross margin decreased $2 million, or less than 1%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. This decrease is due to a $2 million reduction in revenue. Cost of revenue was flat for the nine months ended September 30, 2013 compared to the same period in the prior year.

The offsetting changes in cost of revenue was primarily the result of:

•	a $12 million increase in incentive fees, in line with higher Direct Billable Transactions in regions with favorable booking fee rates; partially offset by

•	a decrease in labor costs of $5 million to $126 million for the nine months ended September 30, 2013 compared to $131 million in the same period of the prior year and a decrease in other expenses of $2 million, both as a result of a resource allocation shift; and

•	lower data processing expense of $2 million primarily due to credits received from a technology vendor related to certain services that did not meet contractual requirements.

Airline and Hospitality Solutions—Gross margin increased $33 million, or 21%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. This increase is on account of the net effect of a $93 million increase in revenue, as described above, partially offset by a $60 million increase in cost of revenue.

The $60 million increase in cost of revenue was primarily the result of:

•	a $43 million increase in labor costs to $207 million for the nine months ended September 30, 2013 compared to $164 million in the same period of the prior year. The increase was attributed to increased headcount to support 2013 implementations, increased customer support and maintenance, and minor enhancements to our SaaS and hosted systems;

•	an increase of $11 million in technology-related expenses, driven by higher transaction volumes; and

•	a $6 million increase related to the operations of PRISM which was acquired in August of 2012.

Travelocity—Gross margin decreased $70 million, or 18%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. This decrease is on account of the net effect of a $77 million decrease in revenue, as described above, partially offset by a $7 million decrease in cost of revenue.

The $7 million decrease in cost of revenue was primarily the result of:

•	a $11 million decline in services purchased due to lower call center costs related to the loss of a large TPN customer; and

•	a decline of $5 million in transaction-related fees as a result of lower transaction volumes; partially offset by

•	an $8 million increase in other operating expenses primarily related to other fraud-related expenses and credit card chargebacks.

Labor costs remained flat at $56 million for both nine months ended September 30, 2013 and 2012 resulting from an increase in severance costs related to the sale and closure of Holiday Autos and higher employee costs in North America, offset by savings as a result of our sale of TBiz in 2013.

Corporate—Gross margin decreased $20 million, or 28%, during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. Corporate revenue was nominal during this period. The increase in cost of revenue was primarily the result of $24 million in back excise taxes, penalties and interest in 2013 mainly in connection with general excise tax litigation with the State of Hawaii and Washington

D.C. See Note 19, Commitment and Contingencies, to our unaudited consolidated financial statements included elsewhere in this prospectus. Labor costs also increased by $2 million to $7 million in the nine months ended September 30, 2013 compared to $5 million in the same period of the prior year. These increases were offset by a $7 million decrease in corporate costs associated with credits received from our service provider.

Selling, general and administrative expenses

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Amounts in thousands)
Personnel	$224,676	$204,696	$19,980	10%
Advertising and promotion	130,947	132,839	(1,892)	(1)%
Commission payments to affiliates	75,656	89,059	(13,403)	(15)%
Litigation charges	—	260,000	(260,000)	**
Allowance for bad debt	7,484	4,727	2,757	58%
Other	120,828	155,121	(34,293)	(22)%

Total selling, general and administrative	$559,591	$846,442	$(286,851)	(34)%

**	not meaningful

Selling, general and administrative expenses decreased $287 million, or 34%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

This decrease in selling, general and administrative expenses was primarily driven by a $260 million litigation charge recorded during the nine months ended September 30, 2012 for the settlement of the state and federal cases with American Airlines, which did not reoccur in the nine months ended September 30, 2013. Additionally, legal fees within other expenses decreased $23 million as a result of the settlement of our dispute with American Airlines in 2012. Other expenses in the nine months ended September 30, 2013 also include a reduction due to a Value Added Tax refund from Spain of $21 million as a result of a ruling in our favor on claims from 2004 through 2009, which had previously been reserved due to uncertainty of collection. These reductions within other expenses are offset by $7 million of costs incurred by Travelocity to enhance its offering and pursue a new TPN customer, which did not materialize.

During the nine months ended September 30, 2013, we also had a decline of $13 million in commission payments to affiliates due to the loss of a large TPN partner in 2012. These declines are offset by increases in personnel-related expenses including $12 million in higher salaries and benefits attributed to increased corporate headcount to support the growth of the business and $7 million in higher salaries and benefits in Travel Network attributed to higher variable compensation awards for employees due to improved overall performance.

Impairment

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Impairment	$138,435	$76,829	$61,606	80%

Impairment expense was $138 million for the nine months ended September 30, 2013. In the second quarter of 2013, we allocated $9 million and $36 million in goodwill to TBiz and Holiday Autos, which are assets within the Travelocity—North America and Travelocity—Europe reporting units, respectively. We therefore initiated an impairment analysis on the remainder of the goodwill associated with these reporting units. Further declines in our current projections of the discounted future cash flows of these reporting units and current market participant considerations led to a $96 million impairment in Travelocity—North America and a $40 million impairment in Travelocity—Europe which have been recorded in our results of operations. As of September 30, 2013, Travelocity had no remaining goodwill.

Impairment expense was $77 million for the nine months ended September 30, 2012. In the third quarter of 2012, Travelocity goodwill was impaired as a result of expected changes in its competitive business environment and the resulting impact on performance projections of the discounted future cash flows, which led to a $58 million impairment in Travelocity—North America and a $5 million impairment in Travelocity—Europe. During the nine months ended September 30, 2012, we also recorded $20 million of impairment related to leasehold improvements associated with a corporate building that was not occupied and for which we no longer anticipated being able to sublease to a third-party before the end of the lease term.

Depreciation and Amortization

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Amounts in thousands)
Property and equipment	$98,956	$100,240	$(1,284)	(1)%
Intangible assets	105,554	118,368	(12,814)	(11)%
Capitalized implementation costs	27,039	14,317	12,722	89%
Other assets	194	273	(79)	(29)%

Total depreciation and amortization	$231,743	$233,198	$(1,455)	(1)%

Depreciation and amortization decreased $1 million, or 1%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. At the end of 2012, we impaired certain property and equipment and intangible assets related to Travelocity. The resulting decreased asset base drove a $38 million reduction in depreciation and amortization during the nine months ended September 30, 2013. Offsetting this decrease was an additional $32 million in depreciation and amortization associated with the completion and amortization of internally developed software as well as capitalized implementation costs for both Travel Network and Airline and Hospitality Solutions. We also had a $4 million increase in scheduled amortization of recently acquired intangible assets related to PRISM.

Restructuring charges

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Restructuring charges	$15,889	$—	$15,889 *	*

**	not meaningful

Restructuring charges were $16 million for the nine months ended September 30, 2013, which included $9 million of employee termination benefits, $4 million of asset impairments and $3 million of other related costs relating to Travelocity. See “—Factors Affecting Our Results—Travelocity.”

Interest expense, net

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Interest expense, net	$208,364	$179,359	$29,005	16%

Interest expense, net, increased $29 million, or 16%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. We entered into multiple debt transactions during 2012 and 2013 that increased our overall effective interest rate and increased our debt levels which resulted in additional interest expense of $40 million during the nine months ended September 30, 2013. See Note 11, Debt—Senior Secured Credit Facility to our unaudited consolidated financial statements included elsewhere in this prospectus. Additionally, debt modification expenses and original issue discount amortization increased by $7 million during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. We also incurred $13 million of imputed interest related to a litigation settlement payable during the nine months ended September 30, 2013. Offsetting these increases was a $16 million reduction associated with accelerating the amortization of our debt issuance cost in 2012 as well as a $9 million increase in interest savings as a result of the maturity of certain of our interest rates swaps in 2012. See Note 12, Derivatives, to our unaudited consolidated financial statements included elsewhere in this prospectus. Finally, we recorded $6 million in interest income associated with the Value Added Tax refund from Spain on claims from 2004 through 2009 which we received during 2013.

Loss on extinguishment of debt

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Loss on extinguishment of debt	$12,181	$—	$12,181 *	*

**	not meaningful

Loss on extinguishment of debt was $12 million for the nine months ended September 30, 2013 as a result of our debt restructuring transaction in the first quarter of 2013.

(Loss) gain on sale of business

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
(Loss) gain on sale of business	$(16,880)	$25,850	$(42,730)	**

**	not meaningful

Loss on sale of business in the nine months ended September 30, 2013 was $17 million, primarily related to the sale of Holiday Autos. During the fourth quarter of 2013, we completed the shutdown of the remainder of the Holiday Autos business and its results will be moved into discontinued operations in that period. Gain on sale of business for the nine months ended September 30, 2012, was $26 million, and primarily related to the sale of our 51% stake in Sabre Pacific to Abacus for $46 million of proceeds.

Joint venture equity income

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Joint venture equity income	$10,326	$18,082	$(7,756)	(43)%

Joint venture equity income decreased $8 million, or 43%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. This change was driven by decreased performance of our joint ventures in 2013 compared to the same period in 2012. Joint venture intangible amortization remained flat.

Other expenses, net

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Other expenses, net	$(5,299)	$(8,343)	$3,044	36%

Other expenses, net decreased $3 million, or 36%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. The decrease is driven by changes in realized and unrealized foreign currency exchange gains and losses.

Benefit for income taxes

	Nine Months Ended September 30,		Change
	2013	2012	2013 vs. 2012
	(Unaudited, dollar amounts in thousands)
Benefit for income taxes	$(7,706)	$(67,438)	$59,732	89%

Benefit for income taxes decreased by $60 million, or 89%, for the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record the impact of changes to the estimated annual effective rate in the interim period in which the change occurs. The impact of discrete items is recognized when they occur. The decrease in benefit for income taxes was primarily due to the decrease in the pre-tax loss, an increase in non-deductible goodwill impairment, an increase in state taxes resulting from state legislation and changes in operations. The decrease in benefit was partially offset by an increase in the reserve for uncertain tax positions in 2012, an increase in non-U.S. taxes relating primarily to changes in foreign currency rates and the sale of Sabre Pacific in the first quarter of 2012. The effective tax rates were 6% and 36% for the nine months ended September 30, 2013 and 2012, respectively. Excluding the impact of non-deductible goodwill impairment and the sale of Sabre Pacific, our effective tax rate for the period ended September 30, 2013 and 2012 would have been 29% and 38%, respectively. The remaining increase in the effective tax rate, after excluding the effects of the non- deductible items above, was primarily due to the increases in state and non-U.S. taxes and the impact of non-deductible transaction tax penalties offset by the recording of the tax benefit from the retroactive change in tax law.

Years ended December 31, 2012, 2011 and 2010

Revenue

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Revenue by Segment
Travel Network	$1,795,127	$1,740,007	$1,638,576	$55,120	3%	$101,431	6%
Airline and Hospitality Solutions	597,649	522,692	474,342	74,957	14%	48,350	10%
Travelocity	724,422	775,356	818,591	(50,934)	(7)%	(43,235)	(5)%

Total segment revenue	3,117,198	3,038,055	2,931,509	79,143	3%	106,546	4%

Eliminations	(77,869)	(106,320)	(107,820)	28,451	27%	1,500	1%
Corporate	(269)	(8)	8,704	(261)	**	(8,712)	(100)%

Total revenue	$3,039,060	$2,931,727	$2,832,393	$107,333	4%	$99,334	4%

**	not meaningful

2012 compared to 2011
Revenue increased $107 million, or 4%, for the year ended December 31, 2012 compared with the year ended December 31, 2011.

Travel Network—Revenue increased $55 million, or 3%, for the year ended December 31, 2012 compared with the year ended December 31, 2011.

This $55 million increase in revenue primarily resulted from:

•	a $41 million increase in revenue for certain services provided to our joint ventures; and

•	an increase in transaction revenue of $12 million resulting from higher Direct Billable Transaction volumes in regions with higher transaction rates; partially offset by

•	lower global transaction volumes.

We processed 391 million Direct Billable Transactions in 2012, representing a decrease of 5 million Direct Billable transactions, or 1%, compared to 2011. This decrease is due to the loss of 14 million Direct Billable transactions related to the Sabre Pacific divestiture, partially offset by an increase of 9 million Direct Billable transactions in all other domestic and international regions.

Airline and Hospitality Solutions—Revenue increased $75 million, or 14%, for the year ended December 31, 2012 compared with the year ended December 31, 2011.

This $75 million increase in revenue primarily resulted from:

•	a $52 million increase in SaaS revenue due to higher volumes from existing and new customers;

•	$12 million of revenue growth generated from the acquisition of PRISM during the third quarter of 2012; and

•	a $11 million increase related to consulting and service revenue.

Travelocity—Revenue decreased $51 million, or 7%, for the year ended December 31, 2012 compared with the year ended December 31, 2011.

This $51 million decrease in revenue primarily resulted from:

•	a decline of $14 million in transaction revenue generated from external customers. This decrease occurred in air transactions as a result of lower contracted rates when compared to the prior year, decreases in packaging volume due to lower conversion of site traffic to sales, the reduction of air insurance revenue as a result of changing the purchase of trip insurance on our website from opt-out to opt-in in early 2012, and a decline in car revenue from our car rental broker business in Europe;

•	a decline of $11 million in media revenue in North America and Europe; and

•	a $28 million decline in intersegment revenue associated with incentive fees received from Travel Network due to a loss of a large TPN customer during 2012. Intersegment revenue is eliminated in consolidation.

2011 compared to 2010

Revenue increased $99 million, or 4%, for the year ended December 31, 2011 compared with the year ended December 31, 2010.

Travel Network—Revenue increased $101 million, or 6%, for the year ended December 31, 2011 compared with the year ended December 31, 2010.

This $101 million increase in revenue primarily resulted from:

•	an $88 million increase in transaction revenue, primarily due to higher volumes and rates; and

•	a $13 million increase in other revenue derived from certain services provided to our joint ventures.

We processed 394 million Direct Billable Transactions in 2011, representing an increase of 8 million Direct Billable Transactions, or 2%, compared to 2010, primarily in Latin America, Europe and Asia as well as higher hotel, car and leisure bookings, offset by a decrease of 6 million air Direct Billable Transactions in North America.

Airline and Hospitality Solutions—Revenue increased $48 million, or 10%, for the year ended December 31, 2011 compared with the year ended December 31, 2010.

This $48 million increase in revenue primarily resulted from:

•	increased SaaS revenue of $31 million from higher volumes from existing and new customers, and

•	$11 million of additional revenue from growth generated through acquisitions during 2010.

Travelocity—Revenue decreased $43 million, or 5%, for the year ended December 31, 2011 compared with the year ended December 31, 2010.

This $43 million decrease in revenue primarily resulted from:

•	a $26 million decline in transaction revenue due to increased competitive pressure resulting in lower transaction volumes and a decline in rates from new agreements signed with airlines in 2011, as well as

•	a $24 million decrease in total non-transaction revenues as a result of a reduction in media revenue.

Corporate—Revenue decreased $9 million, or over 100%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. In the year ended December 31, 2010, corporate revenue included $7 million of proceeds from the settlement of a breach of competition lawsuit and $1 million of other revenue not associated with a segment. Neither of these activities reoccurred in the year ended December 31, 2011.

Gross Margin

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Gross Margin by Segment
Travel Network	$843,568	$772,520	$676,235	$71,048	9%	$96,285	14%
Airline and Hospitality Solutions	218,421	184,928	186,183	33,493	18%	(1,255)	(1)%
Travelocity	463,041	511,593	547,287	(48,552)	(9)%	(35,694)	(7)%

Total segment gross margin	1,525,030	1,469,041	1,409,705	55,989	4%	59,336	4%

Eliminations	(1,010)	(1,083)	(591)	73	7%	(492)	(83)%
Corporate	(122,444)	(117,756)	(74,294)	(4,688)	(4)%	(43,462)	(59)%

Total gross margin	$1,401,576	$1,350,202	$1,334,820	$51,374	4%	$15,382	1%

2012 compared to 2011

The total gross margin increased by $51 million, or 4%, for the year ended December 31, 2012 compared with the year ended December 31, 2011.

Travel Network—Gross margin increased $71 million, or 9%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. This increase reflects a $55 million increase in revenue, as described above, and a $16 million decrease in the cost of revenue.

The $16 million decrease in cost of revenue primarily resulted from:

•	a $27 million decrease in customer incentive expenses related to the sale of Sabre Pacific;

•	a decrease in labor costs of $2 million to $175 million for the year ended December 31, 2012 compared to $177 million in the prior year; partially offset by

•	an $11 million increase in forward contract expenses.

Airline and Hospitality Solutions—Gross margin increased $33 million, or 18%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. This increase is on account of the net effect of a $75 million increase in revenue, as described above, offset by a $45 million increase in cost of revenue.

The $45 million increase in cost of revenue primarily resulted from:

•	an increase in labor costs of $35 million to $226 million for the year ended December 31, 2012 compared to $191 million in the prior year, attributable to increased headcount to support 2012 customer implementations, pending 2013 implementations, increased customer support, and labor costs for minor enhancement and maintenance to our SaaS and hosted systems;

•	technology-related expenses increased $4 million, driven by higher transaction volumes, which were partially offset by lower rates resulting from a renegotiation of our contract with our primary technology provider, and

•	a $3 million increase in other expenses driven by increased outside services purchased to support new customer implementations.

Travelocity—Gross margin decreased $49 million, or 9%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. This decrease is on account of the net effect of a $51 million decrease in revenue, as described above, partially offset by a $2 million decrease in cost of revenue.

The $2 million decrease in cost of revenue primarily resulted from:

•	a decrease of $12 million in labor costs to $81 million for the year ended December 31, 2012 compared to $93 million in the prior year, as a result of the completion of a customer implementation in the prior year; and

•	$13 million of reduced bank service charges, credit card fees, and service compensation expenses due to lower merchant volumes; partially offset by

•	$20 million in increased call center costs to provide overall customer support for new TPN customers added in 2011; and

•	$5 million in increased data processing charges during the period.

Corporate—Gross margin for our corporate segment decreased by $5 million, or 4%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. The increase in cost of revenue was primarily the result of $25 million in back excise taxes, penalties and interest in 2013 mainly in connection with general excise tax litigation with the State of Hawaii (see Note 19, Commitment and Contingencies, to our unaudited consolidated financial statements included elsewhere in this prospectus) and a $10 million increase in technology-related expenses. These increases were offset by a $24 million decrease in labor costs to $13 million compared to $37 million in the prior year. The decrease in labor costs was associated with lower development labor expenses.

2011 compared to 2010

Total gross margin increased by $15 million, or 1%, for the year ended December 31, 2011 compared with the year ended December 31, 2010.

Travel Network—Gross margin increased $96 million, or 14%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. This increase is on account of the net effect of a $101 million increase in revenue, as described above, partially offset by a $5 million increase in cost of revenue.

The $5 million increase in cost of revenue primarily resulted from:

•	a $20 million increase in customer incentive expenses due to higher transaction volumes; and

•	a $9 million increase in data processing; partially offset by

•	a decrease of $10 million in forward contract expenses;

•	a $10 million decrease in labor costs to $177 million for the year ended December 31, 2011 compared to the prior year primarily due to lower development-related labor costs; and

•	a $2 million decrease in maintenance costs.

Airline and Hospitality Solutions—Gross margin decreased $1 million, or 1%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. This decrease is on account of the net effect of a $48 million increase in the revenue, as described above, more than offset by a $52 million increase in cost of revenue.

The $52 million increase in cost of revenue primarily resulted from:

•	a $34 million increase in labor costs to $192 million for the year ended December 31, 2011 compared to $158 million in the prior year. This increase is attributable to increased headcount to support pending 2012 customer implementations;

•	a $9 million increase in technology-related expenses due to growth in the business; and

•	a $4 million increase in various transaction and service-related fees.

Travelocity—Gross margin decreased by $36 million, or 7%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. The decrease is on account of the net effect of a $43 million decrease in revenue, as described above, partially offset by an $7 million decrease in cost of revenue.

The $7 million decrease in cost of revenue primarily resulted from:

•	a decrease in labor costs of $14 million to $93 million for the year ended December 31, 2011 compared to $107 million in the prior year; offset by

•	a $5 million increase in services purchased.

Corporate—Gross margin decreased by $43 million, or 59%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. Corporate revenues declined $9 million as described above. Corporate cost of revenue increased by $34 million in the year ended December 31, 2011 compared to the prior year. The increase in cost of revenue is primarily related to an $11 million increase in labor costs, an $11 million increase in amortization of upfront incentive payments and a $5 million increase in technology-related expenses. Labor costs increased to $36 million for the year ended December 31, 2011 compared to $25 million in the prior year.

Selling, general and administrative expenses

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Personnel	$272,394	$250,208	$238,262	$22,186	9%	$11,946	5%
Advertising and promotion	166,305	197,501	214,349	(31,196)	(16)%	(16,848)	(8)%
Commission payments to affiliates	109,229	122,284	112,731	(13,055)	(11)%	9,553	8%
Litigation charges	346,515	—	—	346,515	* *	—	* *
Allowance for bad debt	4,786	3,670	2,955	1,116	30%	715	24%
Other	219,019	167,248	146,033	51,771	31%	21,215	15%

Total selling, general and administrative	$1,118,248	$740,911	$714,330	$377,337	51%	$26,581	4%

**	not meaningful

2012 compared to 2011

Selling, general and administrative expenses increased $377 million, or 51%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. This increase was primarily driven by $347 million of expenses related to the litigation settlement with American Airlines that occurred during the year ended December 31, 2012. Within other expenses is $44 million of increased legal fees and other costs associated with various legal disputes throughout 2012 and $3 million in increased services purchased to facilitate the move a Travelocity call center to Poland. Personnel-related expenses increased $22 million as a result of $10 million in increased corporate headcount and variable compensation awards as well as $10 million of higher labor costs to support Travelocity. Partially offsetting these increases was a decrease of $13 million in commission payments to affiliates due to the loss of a large TPN partner in 2012 by Travelocity. Advertising and promotional costs declined due to reductions taken by Travelocity. Travelocity had a $17 million reduction in advertising spend driven by fewer purchases of non-brand search engine key words and other promotions as well as a $13 million reduction in media advertising barter transactions.

2011 compared to 2010

Selling, general and administrative expenses increased $27 million, or 4%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. The increase primarily resulted from increases of $21 million in legal fees, $10 million in commission payments to affiliates and $8 million related to increased headcount. These increases were partially offset by a decrease of $17 million in advertising expenses related to strategy changes in Travelocity.

Impairment

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Impairment	$584,430	$185,240	$401,400	$399,190	215%	$(216,160)	(54)%

2012 compared to 2011

Impairment expense was $584 million for the year ended December 31, 2012 compared with $185 million for the year ended December 31, 2011.

Travelocity goodwill was impaired by $63 million as a result of one of its competitors announcing plans to move towards offering hotel customers a choice of payment options which could adversely affect hotel margins over time. We therefore initiated an impairment analysis of Travelocity as of September 30, 2012. The expected change in the competitive business environment and the resulting impact on our current projections of the discounted future cash flows led to a $58 million impairment in Travelocity—North America and a $5 million impairment in Travelocity—Europe. In the fourth quarter of 2012, we continued to see further weakness in Travelocity’s business performance resulting in lower projected revenues and declining margins for Travelocity—North America and Travelocity—Europe thus requiring an impairment assessment of Travelocity as of December 31, 2012. As a result, we recorded impairments on long-lived assets of $281 million for Travelocity—North America, of which $30 million pertained to internally developed software, $7 million pertained to computer equipment $6 million related to capitalized implementation costs and the remainder related to definite-lived intangible assets. We also recorded impairments of $154 million for Travelocity—Europe, of which $11 million pertained to internally developed software, $4 million pertained to computer equipment and the remainder related to definite lived intangible assets. We also recorded an additional goodwill impairment charge for Travelocity Europe for $65 million as a result of our updated analysis. In 2012, we further recorded $20 million of impairment related to leasehold improvements associated with a corporate building that is not occupied and for which we no longer anticipate being able to sublease to a third-party before the end of the lease term. During 2011, we recorded $185 million of impairment as Travelocity was impacted by a continuing decline in margins due to pressure from competitive pricing, reduced bookings and the resulting impact on our projections of the discounted future cash flows, as well as a still weak economic environment.

2011 compared to 2010

Impairment expense was $185 million for the year ended December 31, 2011 compared with $401 million for the year ended December 31, 2010. During 2011 and 2010, Travelocity was impacted by a continuing decline in margins due to pressure from competitive pricing, reduced bookings and the resulting impact on our current projections of the discounted future cash flows, as well as a still weak economic environment. These factors led to impairment charges of $173 million and $401 million for Travelocity—North America for the year ended December 31, 2011 and 2010, respectively, and a $12 million impairment charge for Travelocity—Europe for the year ended December 31, 2011.

Depreciation and amortization

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Property and equipment	$137,158	$124,132	$112,271	$13,026	10%	$11,861	11%
Intangible assets	159,317	159,112	160,013	205	0%	(901)	(1)%
Capitalized implementation costs	20,855	11,365	8,162	9,490	84%	3,203	39%
Other assets	353	931	1,178	(578)	(62)%	(247)	(21)%

Total depreciation and amortization	$317,683	$295,540	$281,624	$22,143	7%	$13,916	5%

2012 compared to 2011

Depreciation and amortization increased $22 million, or 7%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. The increase was primarily driven by Airline and Hospitality Solutions’ (i) completion and amortization of various internally developed software projects in Travel Network and Airline and Hospitality Solutions, (ii) new customer implementation projects and (iii) the scheduled amortization of intangible assets related to recent acquisitions.

2011 compared to 2010

Depreciation and amortization increased $14 million, or 5%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. The increase was primarily driven by Airline and Hospitality Solutions’ (i) completion and amortization of various internally developed software projects, (ii) new customer implementation projects and (iii) the scheduled amortization of intangible assets related to recent acquisitions.

Interest expense, net

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Interest expense, net	$242,948	$181,292	$204,348	$61,656	34%	$(23,056)	(11)%

2012 compared to 2011

Interest expense, net, increased $62 million, or 34%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. The change was due to an increase in the interest rate spread on $2 billion of our term loan as a result of amendments to our credit agreements on February 28, 2012, May 9, 2012 and August 15, 2012, made in connection with the maturity dates of certain loans, as well as the issuance of $800 million of 8.5% senior secured notes due in 2019. In the first half of 2012, we extended the maturity of $284 million, or 57%, of our revolving credit facility to 2016 and also extended the maturity of $1,854 million, or 65%, of our term loan outstanding to 2017, with an increase in interest rate spread from the London Interbank Offered Rate (“LIBOR”) plus 2.00% to LIBOR plus 5.75%. In the second quarter we issued $400 million of 8.5% senior secured notes due in 2019. In the third quarter of 2012, we paid down $773 million of our non-extended term loans maturing 2014 through the issuance of $375 million non-extended term loans maturing in 2017, which bears interest at a rate of LIBOR plus 6.00%, and $400 million of 8.5% senior secured notes due in 2019.

The increase in interest rates reflects current market pricing for similarly rated debt offerings and resulted in a $49 million increase in interest expense. Additionally, we incurred $22 million of expense due to our issuance of senior secured notes in May and September 2012 at a rate of 8.5%. The increase was partially offset by a $14 million decrease as a result of paying down $324 million of senior secured notes on August 1, 2011.

2011 compared to 2010

Interest expense, net, decreased $23 million, or 11%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. The lower interest expense was driven by a $3 million decrease resulting from lower interest rates on our term loan, a $10 million decrease resulting from the extinguishment of our remaining unsecured notes due in 2011, and a $10 million decrease resulting primarily from the expiration of $600 million of our interest rate swaps, which converted floating-rate debt to a fixed rate basis. A swap with a notional value of $350 million expired in April 2010 and two swaps with a total notional value of $250 million expired in April 2011. Before the swaps expired, the fixed rate associated with the swaps was higher than the floating rate resulting in higher interest expense.

Gain on sale of business

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011			2011 vs. 2010
	(Amounts in thousands)
Gain on sale of business	$25,850	$—	$—	$25,850	*	*	$—	—%

**	not meaningful

2012 compared to 2011

Gain on sale of business for the year ended December 31, 2012 was $26 million and primarily related to the sale of our 51% stake in Sabre Pacific to Abacus for $46 million of proceeds. See “—Matters Affecting Comparability—Dispositions.”

Joint venture equity income

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(Amounts in thousands)
Joint venture equity income	$24,591	$26,849	$21,244	$(2,258)	(8)%	$5,605	26%

2012 compared to 2011

Joint venture equity income decreased $2 million, or 8%, for the year ended December 31, 2012 compared with the year ended December 31, 2011. This change was driven by decreased performance of our joint ventures in 2012 compared with the year ended December 31, 2011. In the year ended December 31, 2012, joint venture equity income included a $24 million impairment of goodwill recorded by Abacus. In each of the years ended December 31, 2012 and 2011, we recorded $3 million amortization of our excess basis in the underlying equity in joint ventures.

2011 compared to 2010

Joint venture equity income increased $6 million, or 26%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. This increase was driven by improved performance of our joint ventures in 2011 compared with the year ended December 31, 2010. In each of the years ended December 31, 2011 and 2010, we recorded $3 million amortization of our excess basis in the underlying equity in joint ventures.

Other expenses (income), net

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011			2011 vs. 2010
	(Amounts in thousands)
Other (expenses) income, net	$(7,808)	$2,953	$3,150	$(10,761)	*	*	$(197)	(6)%

**	not meaningful

2012 compared to 2011

Other expenses, net, decreased $11 million for the year ended December 31, 2012 compared with the year ended December 31, 2011. The decrease was driven primarily by realized and unrealized foreign currency exchange gains.

2011 compared to 2010

Other expenses, net, remained flat for the year ended December 31, 2011 compared with the year ended December 31, 2010.

(Benefit) Provision for income taxes

	Year Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011			2011 vs. 2010
	(Amounts in thousands)
(Benefit) provision for income taxes	$(202,179)	$56,573	$70,151	$(258,752)	*	*	$(13,578)	(19)%

**	not meaningful

2012 compared to 2011

We recognized a benefit for income taxes of $202 million for the year ended December 31, 2012 compared to a provision for income taxes of $57 million in the year ended December 31, 2011. The change was driven primarily by the decrease in earnings before income taxes. The effective tax rates were 24% and (216)% for the years ended December 31, 2012 and 2011, respectively. Excluding (i) the impact of non-recurring impairment charges, (ii) the litigation settlement with American Airlines, (iii) the valuation allowance recorded on U.S. deferred tax assets, (iv) our sale of Sabre Pacific, (v) increases in tax losses for non-controlling interest, (vi) tax law changes and (vii) tax adjustments, which are non-recurring in nature, our effective tax rates would have been 38% for both of the years ended December 31, 2012 and 2011.

2011 compared to 2010

Provision for income taxes decreased $14 million, or 19%, for the year ended December 31, 2011 compared with the year ended December 31, 2010. The decrease was driven primarily by the effect of recording nonrecurring, unrecognized tax benefits in 2010, offset by a slight increase in earnings before income taxes before taking into account nondeductible tax goodwill impairments. The effective tax rates were (216)% and (29)% for the years ended December 31, 2011 and 2010, respectively. Excluding the impact of the impairment of goodwill that is not deductible for U.S. federal income tax purposes, our effective tax rates would have been 38% and 46% for the years ended December 31, 2011 and 2010, respectively. In addition, the effective tax rate differed from the statutory federal tax rate in 2010, primarily due to the impact of operations in jurisdictions not subject to U.S. taxes, as well as unrecognized tax benefits relating to prior years which are non-recurring in nature.

Quarterly Results of Operations

The following table presents our historical consolidated financial data for our business for each of the seven quarters in the period ended September 30, 2013. The unaudited quarterly statement of operations data have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The historical consolidated data presented below are not necessarily indicative of the results expected for any future period. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
	(Unaudited, amounts in thousands)
Consolidated Statements of Operations Data:
Revenue	$788,980	$785,529	$770,786	$711,580	$781,708	$765,573	$780,199
Gross margin	360,322	359,896	338,099	284,481	389,176	374,634	353,285
Selling, general and administrative	179,574	201,706	178,311	271,806	455,738	197,858	192,846
Impairment	2,841	135,594	—	507,601	76,829	—	—
Depreciation and amortization	76,860	75,031	79,852	84,485	79,735	76,899	76,564
Restructuring charges	15,889	—	—	—	—	—	—
Operating income (loss)	85,158	(52,435)	79,936	(579,411)	(223,126)	99,877	83,875
Net income (loss) attributable to Sabre Corporation	5,373	(116,863)	(15,764)	(505,612)	(186,648)	21,357	59,547
Net (loss) income attributable to common shareholders	(3,869)	(125,868)	(24,736)	(514,550)	(195,355)	12,872	51,094

Consolidated Statements of Cash Flows Data:
Cash provided by operating activities	$64,350	$101,561	$104,212	$(125,770)	$128,564	$135,167	$166,768
Additions to property and equipment	57,257	58,477	53,016	53,603	51,541	45,022	43,096

Other Financial Data:
Adjusted Net Income(a)	$52,962	$48,966	$34,787	$(76,454)	$71,346	$67,766	$92,089
Adjusted EBITDA(b)	198,432	189,683	189,287	154,864	222,784	214,152	192,783
Adjusted Capital Expenditures(b)	66,542	75,111	75,045	73,608	72,654	65,713	58,540

Consolidated Balance Sheet Data:
Cash and cash equivalents	$491,588	$186,012	$150,233	$126,695	$302,383	$285,755	$93,177
Long-term debt	3,664,942	3,338,653	3,357,751	3,420,927	3,418,987	3,415,628	3,301,291
Working capital (deficit)	(266,996)	(540,528)	(549,586)	(458,985)	(279,282)	(222,229)	(376,367)

(a)	The following table presents a reconciliation of net income (loss) to Adjusted Net Income and to Adjusted EBITDA:

	Three Months Ended
	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
	(Unaudited, amounts in thousands)
Reconciliation of net income (loss) to Adjusted Net Income and to Adjusted EBITDA:
Net loss attributable to Sabre Corporation	$5,373	$(116,863)	$(15,764)	$(505,612)	$(186,648)	$21,357	$59,547
Net loss from discontinued operations, net of tax	2,014	(3,198)	11,867	29,639	(8,698)	3,595	2,216
Net income (loss) attributable to noncontrolling interests(1)	714	837	584	(49,842)	(4,673)	(717)	(4,085)

Loss from continuing operations	8,101	(119,224)	(3,313)	(525,815)	(200,019)	24,235	57,678
Adjustments:
Impairment(2)	2,841	135,594	—	531,401	76,829	—	—
Acquisition related amortization(3a)	34,571	35,421	35,952	41,749	40,815	39,745	40,208
Loss (gain) on sale of business and assets	—	16,880	—	—	(785)	—	(25,065)
Loss on extinguishment of debt	—	—	12,181	—	—	—	—
Other, net(4)	6,347	3,755	(4,803)	(535)	2,426	3,959	1,958
Restructuring and other costs(5)	21,925	6,585	2,344	3,149	952	1,153	1,607
Litigation and taxes, including penalties(6)	(5,190)	8,505	8,540	120,710	269,939	16,046	8,977
Stock-based compensation	2,685	37	2,724	1,213	1,107	5,183	2,331
Management fees(7)	2,126	2,499	2,722	1,512	2,476	1,905	1,876
Tax impact of net income adjustments	(20,444)	(41,087)	(21,560)	(249,838)	(122,394)	(24,460)	2,527

Adjusted Net Income	52,962	48,966	34,787	(76,454)	71,346	67,766	92,089
Adjustments:
Depreciation and amortization of property and equipment(3b)	34,652	32,691	33,820	36,999	34,395	33,098	33,019
Amortization of capitalized implementation costs(3c)	8,438	7,720	10,881	6,538	5,324	4,855	4,138
Amortization of upfront incentive payments(8)	9,385	9,752	9,599	9,095	8,624	9,495	9,313
Interest expense, net	59,931	65,190	83,243	63,589	67,878	61,712	49,769
Remaining (benefit) provision for income taxes	33,064	25,364	16,957	115,097	35,217	37,226	4,446

Adjusted EBITDA	$198,432	$189,683	$189,287	$154,864	$222,784	$214,152	$192,783

(1)	Net income (loss) attributable to noncontrolling interests represents an adjustment to include earnings allocated to noncontrolling interest held in (i) Sabre Travel Network Middle East of 40% for all periods presented, (ii) Sabre Pacific of 49% through February 24, 2012, the date we sold this business and (iii) Travelocity.com LLC of approximately 9.5% through December 31, 2012, the date we merged this minority interest back into our capital structure. See Note 2, Summary of Significant Accounting Policies, to our annual audited consolidated financial statements included elsewhere in this prospectus.
(2)	Represents impairment charges to assets (see Note 7, Goodwill and Intangible Assets, to our September 30, 2013 unaudited consolidated financial statements and Note 8, Goodwill and Intangible Assets, to our annual audited consolidated financial statements included elsewhere in this prospectus) as well as $24 million in 2012, representing our share of impairment charges recorded by one of our equity method investments, Abacus.
(3)	Depreciation and amortization expenses (see Note 2, Summary of Significant Accounting Policies, to our annual audited consolidated financial statements included elsewhere in this prospectus for associated asset lives):
a.	Acquisition related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date and amortization of the excess basis in our underlying equity in joint ventures.
b.	Depreciation and amortization of property and equipment represents depreciation of property and equipment, including internally developed software.
c.	Amortization of capitalized implementation costs represents amortization of up-front costs to implement new customer contracts under our SaaS and hosted revenue model.
(4)	Other, net primarily represents foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency.

(5)	Restructuring and other costs represents charges associated with business restructuring and associated changes implemented which resulted in severance benefits related to employee terminations, integration and facility opening or closing costs and other business reorganization costs.
(6)	Litigation and taxes, including penalties, represents charges or settlements associated with airline antitrust litigation as well as payments or reserves taken in relation to certain retroactive hotel occupancy and excise tax disputes (see Note 19, Commitments and Contingencies, to our September 30, 2013 unaudited consolidated financial statements and Note 21, Commitments and Contingencies, to our annual audited consolidated financial statements included elsewhere in this prospectus).
(7)	We have been paying an annual management fee to TPG and Silver Lake in an amount equal to the lesser of (i) 1% of our Adjusted EBITDA and (ii) $7 million. This also includes reimbursement of certain costs incurred by TPG and Silver Lake.
(8)	Our Travel Network business at times makes upfront cash payments to travel agency subscribers at inception or modification of a service contract which are capitalized and amortized over an average expected life of the service contract to cost of revenue, generally over three to five years. Such payments are made with the objective of increasing the number of clients, or to ensure or improve customer loyalty. Our service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentives provided. The service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have repayment terms if those objectives are not met.

(b)	Includes capital expenditures and capitalized implementation costs as summarized below:

	Three Months Ended
	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
	(Unaudited, amounts in thousands)
Additions to property and equipment	$57,257	$58,477	$53,016	$53,603	$51,541	$45,022	$43,096
Capitalized implementation costs	9,285	16,634	22,029	20,005	21,113	20,691	15,444

Adjusted Capital Expenditures	$66,542	$75,111	$75,045	$73,608	$72,654	$65,713	$58,540

Liquidity and Capital Resources

Our principal sources of liquidity are: (i) cash flows from operations, (ii) cash and cash equivalents and (iii) borrowings under our $352 million revolving credit facility. Borrowing availability under our revolving credit facility is reduced by our outstanding letters of credit and restricted cash collateral. At September 30, 2013, December 31, 2012 and December 31, 2011, our cash and cash equivalents, restricted cash, revolving credit facility, outstanding letters of credit and restricted cash collateral were as follows:

	As of
	September 30, 2013	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Cash and cash equivalents	$491,588	$126,695	$58,350
Restricted cash	6,494	4,440	8,786
Revolving credit facility outstanding balance	—	—	82,000
Outstanding letters of credit	67,810	113,529	120,101
Restricted cash collateral	1,497	2,075	2,038
Available balance under the revolving credit facility	285,687	388,546	299,937

Utilization

We utilize cash and cash equivalents primarily to pay our operating expenses, make capital expenditures, invest in our products and offerings, and service our debt and other long-term liabilities. For the year ended December 31, 2012, we also used a portion of our cash and cash equivalents to pay our litigation settlement with American Airlines. We will also use a portion of our cash and cash equivalents as of September 30, 2013 to pay travel suppliers as described above under “—Factors Affecting Our Results—Travelocity”, an additional $100 million to American Airlines for the litigation settlement and $30 million of contingent consideration related to the acquisition of PRISM due in August 2014.

Ability to Generate Cash in the Future

Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations. Our ability to make payments on and to refinance our indebtedness, and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control. See “Risk Factors— Risks Related to our Indebtedness and Liquidity—We may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available.”

Senior Secured Credit Facility

On February 19, 2013, we entered into an agreement that amended and restated our existing senior secured credit facilities. The agreement replaced (i) the existing term loans with new classes of term loans of $1,775 million (Term B Facility) and $425 million (Term C Facility) and (ii) the existing revolving credit facility with a new revolving credit facility of $352 million, (Revolving Facility). The Term B Facility matures on February 19, 2019 and amortizes in equal quarterly installments of 0.25%. The Term C Facility matures on February 19, 2018 and amortizes in equal quarterly installments of 3.75% in 2013 and 2014, increasing to equal quarterly installments of 4.375%, 5.625% and 7.5% in 2015, 2016 and 2017, respectively. The Revolving Facility matures on February 19, 2018. On September 30, 2013, we entered into an agreement to amend our amended and restated credit agreement to add a new class of term loans in the amount of $350 million (Incremental Term Facility). Proceeds are expected to be used for working capital and ongoing and future strategic actions related to Travelocity, including the payment of travel suppliers for travel consumed that originated on our existing websites as described above. The Incremental Term Facility matures on February 19, 2019 and amortizes in equal quarterly installments of 0.25% commencing with the last business day of December 2013. We are scheduled to make $85 million in principal payments on our senior secured credit facility over the next twelve months.

Under the credit agreement that governs our senior secured credit facilities, the loan parties are subject to certain customary non-financial covenants, including restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends, as well as a maximum senior secured leverage ratio, which applies if our revolver utilization exceeds certain thresholds. This ratio is calculated as senior secured debt (net of cash) to EBITDA, as defined by the credit agreement, and is 5.5 to 1.0 for 2013. The definition of EBITDA is based on a trailing twelve months EBITDA adjusted for certain items including non-recurring expenses and the pro forma impact of cost saving initiatives. This EBITDA is calculated for the purposes of compliance with our debt covenants and differs from the Adjusted EBITDA metric used elsewhere in this prospectus. See Note 11, Debt—Senior Secured Credit Facility, to our unaudited consolidated financial statements included elsewhere in this prospectus.

We are also required to pay down the term loans by an amount equal to 50% of excess cash flow, as defined in the credit agreement that governs the senior secured credit facilities, each fiscal year end after our audited consolidated financial statements are delivered, if we achieve certain leverage ratios. This percentage requirement may decrease or be eliminated if certain leverage ratios are achieved. We are further required to pay down the term loan with proceeds from certain asset sales or borrowings as defined in the credit agreement that governs the senior secured credit facilities.

We believe that cash flows from operations, cash and cash equivalents on hand and the revolving credit facility provide adequate liquidity for our operational and capital expenditures and other obligations over the next twelve months. From a long-term perspective, we may need to supplement our current liquidity through debt or equity offerings to support future strategic investments or to pay down our unsecured notes due in 2016, if we decide not to refinance this indebtedness. See Note 11, Debt, to our unaudited consolidated financial statements included elsewhere in this prospectus. See “Risk Factors—Risks Related to our Indebtedness and Liquidity—We may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available.”

Litigation Settlement Agreement

As a result of our litigation settlement agreement with American Airlines in 2012, we have accrued a settlement liability which consists of several elements, including cash to be paid directly to American Airlines, payment credits to pay for future technology services that we provide, as defined in the settlement agreements, and the estimated fair value of other service agreements entered into concurrently with the settlement agreement. As of September 30, 2013, our settlement liability under the settlement agreement was $239 million, of which $122 million is recorded in other accrued liabilities and $117 million is recorded in other noncurrent liabilities. In accordance with the settlement agreement, we paid $100 million during the fourth quarter of 2013. We expect to realize cash tax benefits over the next one to four years and payment credits are expected to be used from 2013 through 2017, depending on the level of services we provide to American Airlines. As of December 31, 2012, we recorded the estimated settlement charge of $347 million, or $222 million, net of tax, into our results of operations.

Contingent Consideration on PRISM Acquisition

On August 1, 2012, we acquired PRISM for purchase price of approximately $116 million. Included in the purchase price is future payments totaling $60 million, due 12 and 24 months following the acquisition date. The first installment of $30 million was paid in August 2013. The second installment of $30 million, due in August 2014, is contingent primarily on contractual performance measures which have been met. See Note 3, Acquisitions, to our unaudited consolidated financial statements included elsewhere in this prospectus.

Working Capital

	As of			Change
	September 30, 2013 (Unaudited)	December 31, 2012	December 31, 2011	2013 vs. 2012	2012 vs. 2011
	(Amounts in thousands)
Current assets
Cash and cash equivalents	$491,588	$126,695	$58,350	$364,893	$68,345
Restricted cash	6,494	4,440	8,786	2,054	(4,346)
Accounts receivable, net	471,656	433,045	402,190	38,611	30,855
Prepaid expenses and other current assets	42,389	50,043	44,669	(7,654)	5,374
Current deferred income taxes	29,670	32,938	31,629	(3,268)	1,309
Other receivables, net	32,166	47,017	82,961	(14,851)	(35,944)
Current assets held for sale	—	—	27,624	—	(27,624)
Assets of discontinued operations	686	22,146	57,105	(21,460)	(34,959)

Total current assets	1,074,649	716,324	713,314	358,325	3,010

Current liabilities
Accounts payable	$118,706	$127,646	$169,239	$(8,940)	$(41,593)
Travel supplier liabilities and related deferred revenue	308,009	254,841	256,699	53,168	(1,858)
Accrued compensation and related benefits	98,664	89,522	49,391	9,142	40,131
Accrued subscriber incentives	150,057	127,099	114,404	22,958	12,695
Deferred revenues	135,212	137,614	96,935	(2,402)	40,679
Other accrued liabilities	423,486	374,471	311,256	49,015	63,215
Current portion of debt	86,101	23,232	30,150	62,869	(6,918)
Revolving credit facility	—	—	82,000	—	(82,000)
Current liabilities held for sale	—	—	34,952	—	(34,952)
Liabilities of discontinued operations	21,410	40,884	28,641	(19,474)	12,243

Total current liabilities	1,341,645	1,175,309	1,173,667	166,336	1,642

Working Capital Deficit	$(266,996)	$(458,985)	$(460,353)	$191,989	$1,368

As of September 30, 2013, we had a deficit in our working capital of $267 million, compared to a deficit of $459 million as of December 31, 2012. The decrease in working capital deficit is largely attributable to a $365 million increase in cash as a result of Incremental Term Loan B, offset by a $63 million increase in the current portion of debt due to refinancing of our existing senior secured credit facilities in February 2013 as well as a $53 million increase in travel supplier liabilities due to the seasonality of our business.

As of December 31, 2012, we had a deficit in our working capital of $459 million, compared to a deficit of $460 million as of December 31, 2011. Working capital remained flat due to an increase in cash from our bond issuances in May and September 2012, and the pay down of our revolving credit facility, offset by recording the current portion of the litigation charges related to our settlement with American Airlines.

Based on the business environment in which we operate, we consider it a normal circumstance for us to operating with a negative working capital. A summary by segment is as follows:

	As of September 30, 2013
	Accounts Receivable	DSO(1)
	(Amounts in thousands)
Travel Network	$226,599	45
Airline and Hospitality Solutions	144,902	76
Travelocity	99,947	55

Total segment value	471,448	54

Corporate	208

Total Company	$471,656

(1)	Calculated as accounts receivable divided by average daily revenue for the nine months ended September 30, 2013.

	As of September 30, 2013
	Accounts Payable	Travel Supplier Liabilities	Accrued Subscriber Incentives	Other Accrued Liabilities	Total Operating Liabilities
	(Amounts in thousands)
Travel Network	$59,729	$—	$150,057	$191,145	$400,931
Airline and Hospitality Solutions	5,166	—	—	82,893	88,059
Travelocity(1)	36,200	308,009	—	98,398	442,607

Total segments	101,095	308,009	150,057	372,436	931,597

Corporate	17,611	—	—	51,050	68,661

Total Company	$118,706	$308,009	$150,057	$423,486	$1,000,258

(1)	$275 million of the total operating liability for Travelocity relates to our operations in North America which will be significantly reduced in 2014 as a result of the transaction with Expedia.

Travel Network exhibits seasonal fluctuations in transaction volumes and working capital. Transactions are weighted towards the first nine months of the year, resulting in receivables growth outpacing payables and driving negative cash flows related to working capital. Transactions decrease significantly each year in the fourth quarter, primarily in December. We record a receivable at the date of booking and, because customers generally book their November and December holiday leisure-related travel earlier in the year and business-related travel also declines during the holiday season, receivables are typically lower in the fourth quarter. This results in receivables declining faster than payables and positive cash flows related to working capital during the fourth quarter.

We collect a portion of the receivables from airlines through the Airline Clearing House (“ACH”) and other similar clearing houses. ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines which facilitates a timely settlement process. As of September 30, 2013, December 31, 2012 and December 31, 2011, approximately 51%, 48% and 46%, respectively, of outstanding receivables for Travel Network were due from customers using ACH. Due in part to the proportion of receivables processed through ACH for Travel Network, such receivables are collected on average in 45 days.

Our Airline and Hospitality Solutions has a lower proportion of its receivables due from customers using ACH. As of September 30, 2013, December 31, 2012 and December 31, 2011, approximately 24%, 41% and 30%, respectively, of outstanding receivables for Airline and Hospitality Solutions were due from customers who use ACH. Receivables for Airline and Hospitality Solutions are collected on average in 76 days.

Airline and Hospitality Solution DSO can also be impacted by large upfront billings to new customers which are generally due at the initiation of a contract and result in deferred revenue. The timing of these billings is dependent on individual contractual terms.

Travelocity’s working capital includes receivables from credit card transactions with customers, which are short in DSO, and receivables from advertisers on the Travelocity websites which have a longer DSO. Travelocity’s payables primarily include Travel Supplier liabilities, where we are the merchant of record for credit card processing for travel accommodations. We record the payable to the travel supplier and associated deferred revenue at the time the related travel is booked and paid for by the consumer. This liability is not settled until the travel is consumed. In connection with our agreement with Expedia and with the migration of bookings from our technology platform to Expedia’s platform, this Travel Supplier liability will impact our working capital in the near term as we pay travel suppliers for the consumption of travel that was booked on our existing websites. However, we will no longer receive cash directly from consumers and will not incur a payable to travel suppliers for new bookings in our balance sheets such that in the future this liability will have less of an impact on our working capital. See “—Factors Affecting our Results—Travelocity.”

The table below, which is derived from our consolidated statements of cash flows, shows the changes in our operating assets and liabilities during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010. For a detailed discussion of these changes, see “—Operating Activities” below.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands)
Accounts and other receivables	$(41,196)	$(84,393)	$3,150	$(47,851)	$(26,254)
Prepaid expenses	7,640	(2,676)	(1,687)	6,818	13,510
Capitalized implementation costs	(47,948)	(57,248)	(77,253)	(59,109)	(34,488)
Other assets	(52,319)	9,551	(5,555)	(52,815)	(36,704)
Accounts payable and other accrued liabilities	118,126	214,262	9,134	85,598	29,299
Pensions and other postretirement benefits	(379)	(20,235)	(24,623)	(14,275)	(7,302)

Changes in operating assets and liabilities	$(16,076)	$59,261	$(96,834)	$(81,634)	$(61,939)

Capital Expenditures and Development Projects

Our Adjusted Capital Expenditures for the nine months ended September 30, 2013 and for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010
	(Amounts in thousands)
Additions to property and equipment	$168,750	$193,262	$164,900	$130,457
Capitalized implementation costs	47,948	77,253	59,109	34,488

Adjusted Capital Expenditures	$216,698	$270,515	$224,009	$164,945

As a percentage of revenue:
Additions to property and equipment	7.2%	6.4%	5.6%	4.6%
Capitalized implementation costs	2.0	2.5	2.0	1.2

Adjusted Capital Expenditures	9.2%	8.9%	7.6%	5.8%

Capitalized costs associated with internally developed software are included in additions to property and equipment. Capitalized implementation costs are up-front costs we incur related to the implementation of new customer contracts under our SaaS and Hosted Revenue Model. In our financial statements, additions to property and equipment are included in Cash flows from investing activities while Capitalized implementation costs are included in Cash flows from operating activities. Development-related costs that were expensed as incurred totaled $220 million, $258 million, $250 million, and $248 million for the nine months ended September 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this prospectus.

Undistributed Earnings from Foreign Subsidiaries

We consider the undistributed earnings of our foreign subsidiaries as of December 31, 2012, to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. As of December 31, 2012, the amount of cash associated with indefinitely reinvested foreign earnings was approximately $181 million. We have not, nor do we anticipate the need to, repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. If these funds are needed to satisfy domestic liquidity needs, we would be required to accrue and pay U.S. taxes to repatriate them.

Future Minimum Contractual Obligations

As of September 30, 2013, future minimum payments required under our senior secured credit facility, 2016 Notes and 2019 Notes and other indebtedness, the mortgage facility, operating lease agreements with terms in excess of one year for facilities, equipment and software licenses and other significant contractual cash obligations were as follows:

	Payments Due in the
	Last 3 Months 2013	Years Ending December 31,				Thereafter	Total
Contractual Obligations		2014	2015	2016	2017
	(Amounts in thousands)
Total debt(1)	$90,727	$320,531	$316,070	$723,963	$347,736	$3,075,869	$4,874,896
Headquarters mortgage(2)	1,496	5,984	5,984	5,984	80,895	—	100,343
Operating lease obligations(3)	9,510	31,742	25,606	22,367	14,806	34,871	138,902
IT outsourcing agreement(4)	—	165,983	156,492	135,307	99,305	—	557,087
Purchase orders(5)	24,788	31,649	699	29	—	—	57,165
Letters of credit(6)	2,656	63,577	—	1,552	—	24	67,809
WNS agreement(7)	3,742	23,777	24,910	—	—	—	52,429
Other purchase obligations(8)	9,527	14,517	—	—	—	—	24,044
Unrecognized tax benefits(9)	—	—	—	—	—	—	60,500

Total contractual cash obligations(10)	$142,446	$657,760	$529,761	$889,202	$542,742	$3,110,764	$5,933,175

(1)	Includes all interest and principal related to the 2016 Notes and 2019 Notes. Also includes all interest and principal related to borrowings under the term loan facility, the Term Loan C portion of which will mature in 2018 and the Term Loan B portion of which will mature in 2019 and Incremental Term Loan, a portion of which will mature in 2019. Under certain circumstances, we are required to pay a percentage of the excess cash flow, if any, generated each year to our lenders which obligation is not reflected in the table above. Interest on the term loan is based on the LIBOR rate plus a base margin and includes the effect of interest rate swaps. For purposes of this table, we have used projected LIBOR rates for all future periods. See Note 11, Debt, to our unaudited consolidated financial statements included elsewhere in this prospectus.
(2)	Includes all interest and principal related to $85 million mortgage facility, which matures on March 1, 2017. See Note 11, Debt, to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	We lease approximately two million square feet of office space in 97 locations in 48 countries. Lease payment escalations are based on fixed annual increases, local consumer price index changes or market rental reviews. We have renewal options of various term lengths at 71 locations, and we have no purchase options and no restrictions imposed by our leases concerning dividends or additional debt.
(4)	Represents minimum amounts due to HP under the terms of an outsourcing agreement through which HP manages a significant portion of our information technology systems.
(5)	Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which we have not received the goods or services as of September 30, 2013. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.
(6)	Our letters of credit consist of stand-by letters of credit, underwritten by a group of lenders, which we primarily issue for certain regulatory purposes as well as to certain hotel properties to secure our payment for hotel room transactions. The contractual expiration dates of these letters of credit are shown in the table above. There were no claims made against any stand-by letters of credit during the nine months ended September 30, 2013 and years ended December 31, 2012, 2011 and 2010.
(7)	Represents expected payments to WNS Global Services, an entity to which we outsource a portion of our Travelocity contact center operations and back-office fulfillment though 2015. The expected payments are based upon current and historical transactions. We anticipate the 2015 volumes will be reduced as a result of our agreement with Expedia.
(8)	Consists primarily of minimum payments due under various marketing agreements, management services monitoring fees and media strategy, planning and placement agreements.
(9)	Unrecognized tax benefits include associated interest and penalties. The timing of related cash payments for substantially all of these liabilities is inherently uncertain because the ultimate amount and timing of such liabilities is affected by factors which are variable and outside our control.
(10)	Excludes pension obligations; see Note 9, Pension and Other Postretirement Benefit Plans, to our unaudited consolidated financial statements and Note 10, Pension and Other Postretirement Benefit Plans, to our audited consolidated financial statements included elsewhere in this prospectus.

Cash Investments

We consider cash equivalents to be highly liquid investments that are readily convertible into cash. Securities with contractual maturities of three months or less, when purchased, are considered cash equivalents. We record changes in a book overdraft position, in which our bank account is not overdrawn but recently issued and outstanding checks result in a negative general ledger balance, as cash flows from financing activities.

We invest in a money market fund which is classified as cash and cash equivalents in our consolidated balance sheets and statements of cash flows.

We held no short-term investments as of September 30, 2013, December 31, 2012 or December 31, 2011.

Financing Arrangements

Our financing arrangements include our senior secured credit facility, senior secured notes due 2019, unsecured notes due 2016 and a mortgage facility. As of September 30, 2013, December 31, 2012 and December 31, 2011, the outstanding balances for our financing arrangements were as stated below.

	Rate*	Maturity	September 30, 2013	December 31, 2012	December 31, 2011
		(Amounts in thousands)
Senior secured credit facility:
Term Loan B	L+4.00%	February 2019	$1,751,385	$—	$—
Incremental term loan facility	L+3.50%	February 2019	350,000	—	—
Term Loan C	L+3.00%	February 2018	376,334	—	—
Revolving credit facility	L+2.00%	March 2013	—	—	82,000
Initial term loan facility	L+5.75%	September 2014	—	—	800,000
Initial term loan facility	L+2.00%	September 2014	—	238,335	2,071,788
First extended term loan facility	L+5.75%	September 2017	—	1,162,622	—
Second extended term loan facility	L+5.75%	December 2017	—	401,515	—
Incremental term loan facility	L+6.00%	December 2017	—	370,536	—
Senior unsecured notes due 2016	8.350%	March 2016	388,227	385,099	381,267
Senior secured notes due 2019	8.500%	May 2019	801,538	801,712	—
Mortgage facility	5.800%	March 2017	83,559	84,340	85,000

Total debt			$3,751,043	$3,444,159	$3,420,055

Current portion of debt			86,101	23,232	112,150
Long-term debt			3,664,942	3,420,927	3,307,905

Total debt			$3,751,043	$3,444,159	$3,420,055

*	“L” refers to LIBOR.

Cash Flows

	Nine Months Ended September 30,
	2013	2012
	(Amounts in thousands)
Cash provided by operating activities	$270,123	$422,899
Cash used in investing activities	(177,571)	(173,510)
Cash provided by (used in) financing activities	274,717	(20,775)
Cash (used in) provided by discontinued operations	(2,856)	13,183
Effect of exchange rate changes on cash and cash equivalents	480	2,236

Increase in cash and cash equivalents	$364,893	$244,033

	Year Ended December 31,
	2012	2011	2010
	(Amounts in thousands)
Cash provided by operating activities	$304,729	$355,025	$381,296
Cash used in investing activities	(236,034)	(176,522)	(185,217)
Cash used in financing activities	(25,120)	(271,540)	(48,500)
Cash provided by (used in) discontinued operations	20,452	(28,110)	(31,554)
Effect of exchange rate changes on cash and cash equivalents	4,318	2,976	(710)

Increase (decrease) in cash and cash equivalents	$68,345	$(118,171)	$115,315

Operating Activities

Cash flows provided by operating activities for the nine months ended September 30, 2013 decreased $153 million as compared with the nine months ended September 30, 2012. This resulted primarily from a $78 million decrease in net income after adjusting for non-cash and other items, and a decrease of $75 million in cash provided by operating assets and liabilities. The decrease of $75 million in cash provided by operating assets and liabilities was mainly due to decreases in cash provided by accounts payable and travel supplier liabilities as a result of operational declines in Travelocity and declines in accrued salaries and other benefits. These were offset by decreases in Airline and Hospitality Solutions receivables due to the timing of collections from multiple large customers as well as less cash contributed to our pension plans.

Cash flows provided by operating activities for the twelve months ended December 31, 2012 decreased $50 million as compared with the twelve months ended December 31, 2011. This resulted primarily from a $35 million decrease in net income after adjusting for non-cash and other items, and a decrease of $15 million in cash provided by operating assets and liabilities. The decrease of $15 million in cash provided by operating assets and liabilities was mainly due to a litigation settlement payment of $100 million and an $18 million increase in cash used for capitalized contract implementations, offset by cash receipts from Value Added Tax (“VAT”) receivables in Italy of $23 million and $51 million in other favorable changes in accounts receivable balances.

Cash flows provided by operating activities for the year ended December 31, 2011 decreased $26 million as compared with the year ended December 31, 2010. This resulted primarily from a $7 million decrease in net income after adjusting for non-cash and other items, and a decrease of $19 million in cash provided by operating assets and liabilities. The decrease of $19 million in cash provided by operating assets and liabilities was mainly due to increases in accounts and other receivables and increased spending associated with capitalized implementation costs, offset by cash proceeds as a result of increases in accounts payable.

Investing Activities

For the nine months ended September 30, 2013, we used cash of $178 million for investing activities. Significant highlights of our investing activities included:

•	we spent $169 million on capital expenditures, including $145 million related to internally developed software and $24 million related to purchases of property, plant and equipment;

•	we spent $27 million on holdback and contingent employment payments related to the 2012 PRISM acquisition; and

•	we received $22 million in proceeds on the sale of TBiz and Holiday Autos.

For the nine months ended September 30, 2012, we used cash of $174 million for investing activities. Significant highlights of our investing activities included:

•	we spent $140 million on capital expenditures, including $115 million related to internally developed software and $25 million related to purchases of property, plant and equipment;

•	we spent $66 million, net of cash acquired, to acquire PRISM; and

•	we received $27 million in proceeds on the sale of Sabre Pacific.

For the twelve months ended December 31, 2012, we used cash of $236 million for investing activities. Significant highlights of our investing activities included:

•	we spent $193 million on capital expenditures, including $153 million related to internally developed software and $40 million related to purchases of property, plant and equipment;

•	we spent $66 million, net of cash acquired, to acquire PRISM for Airline and Hospitality Solutions; and

•	we received $27 million in proceeds on the sale of Sabre Pacific.

For the twelve months ended December 31, 2011, we used cash of $177 million for investing activities. Significant highlights of our investing activities included:

•	we spent $165 million on capital expenditures, including $120 million related to internally developed software and $45 million related to purchases of property, plant and equipment; and

•	we spent $11 million, net of cash acquired, to acquire SoftHotel for Airline and Hospitality Solutions and Zenon N.D.C., Limited in Cyprus for Travel Network.

For the twelve months ended December 31, 2010, we used cash of $185 million for investing activities. Significant highlights of our investing activities included:

•	we spent $130 million on capital expenditures, of which $91 million related to internally developed software and $39 million related to purchases of property, plant and equipment; and

•	we used $52 million, net of cash acquired, on acquisitions. Material acquisitions during this period were Calidris, FlightLine and f:wz for Airline and Hospitality Solutions.

Financing Activities

For the nine months ended September 30, 2013, we had a $275 million cash inflow for financing activities. Significant highlights of our financing activities included:

•	we raised $2,540 million through the issuance of the Term Loan B and Term Loan C loans;

•	we utilized $2,178 million of the Term Loan B and Term Loan C proceeds to pay down the initial, extended and incremental term loans;

•	we incurred $19 million in debt issuance and third-party debt modification costs; and

•	we paid down $61 million of the term loan outstanding as part of quarterly mandatory prepayments.

For the nine months ended September 30, 2012, we used $21 million for financing activities. Significant highlights of our financing activities included:

•	we borrowed $2,225 million under the senior secured credit facility;

•	we borrowed $802 million under senior secured notes that mature in May 2019;

•	we repaid $2,898 million under the senior secured credit facility;

•	we paid down $20 million of the term loan outstanding as part of quarterly mandatory prepayments;

•	on a net basis, we repaid $82 million under the revolving credit facility; and

•	we paid $43 million for debt modification costs.

For the twelve months ended December 31, 2012, we used $25 million for financing activities. Significant highlights of our financing activities included:

•	on a net basis, we repaid $82 million under the revolving credit facility;

•	we raised $400 million through the issuance of 8.5% senior secured notes due in 2019 and utilized $272 million of the proceeds to pay down a portion of the extended term loan;

•	we paid off $15 million of the term loan outstanding as part of quarterly mandatory prepayments over the first half of 2012;

•	we paid down $773 million of our Initial Term Loan maturing 2014 through the issuance of $375 million Incremental Term Loan maturing 2017 and $400 million of 8.5% senior secured notes due 2019;

•	we paid $43 million for debt modification costs; and

•	we made a $6 million payment on outstanding term loans.

For the twelve months ended December 31, 2011, we used $272 million for financing activities. We paid down $324 million of principal on our unsecured notes which matured on August 1, 2011, we repaid $30 million under the senior secured notes and on a net basis, and we borrowed $82 million under the revolving credit facility.

For the twelve months ended December 31, 2010, we used $49 million for financing activities including the repayment of $28 million under the Credit Agreement’s (as defined in “Description of Certain Indebtedness”) term facilities.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements during the nine months ended September 30, 2013, or during the year ended December 31, 2012.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income (“OCI”) to net income. The standard requires companies to disclose the individual income statement lines items in which the accumulated other comprehensive income amounts have been reclassified. Additionally, a tabular reconciliation of amounts recorded to other comprehensive income for the period is required. We have incorporated the new disclosure guidance on the reclassification of accumulated other comprehensive income into the footnotes to our consolidated financial statements.

In January 2013, the FASB issued updated guidance on when it is appropriate to reclassify currency translation adjustments (“CTA”) into earnings. This guidance is intended to reduce the diversity in practice in accounting for CTA when an entity ceases to have a controlling interest in a subsidiary group or group of assets that is a business within a foreign entity and when there is a loss of a controlling financial interest in a foreign entity or a step acquisition. The standard is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013. We do not believe that the adoption will have a material impact on our consolidated financial statements.

In December 2011, the FASB issued guidance enhancing the disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and related net exposure. In January 2013, the FASB issued revised guidance clarifying that the scope of this guidance applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions that are either offset or subject to an enforceable master netting arrangement, or similar arrangement. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets and liabilities, revenues and expenses and other financial information. Actual results may differ significantly from these estimates, and our reported financial condition and results of operations could vary under different assumptions and conditions. In addition, our reported financial condition and results of operations could vary due to a change in the application of a particular accounting standard.

Our accounting policies that include significant estimates and assumptions include: (i) estimation of the revenue recognition for software development, (ii) collectability of accounts receivable, (iii) amounts for future cancellations of bookings processed through our GDS, (iv) determination of the fair value of assets and liabilities acquired in a business combination, (v) determination of the fair value of derivatives, (vi) determination of the fair value of our stock and related stock compensation expense, (vii) the evaluation of the recoverability of the carrying value of intangible assets and goodwill, (viii) assumptions utilized in the determination of pension and other postretirement benefit liabilities, (ix) assumptions made in the calculation of restructuring liabilities and (x) the evaluation of uncertainties surrounding the calculation of our tax assets and liabilities. We regard an accounting estimate underlying our financial statements as a “critical accounting estimate” if the accounting estimate requires us to make assumptions about matters that are uncertain at the time of estimation and if changes in the estimate are reasonably likely to occur and could have a material effect on the presentation of financial condition, changes in financial condition, or results of operations.

We have included below a discussion of the accounting policies involving material estimates and assumptions that we believe are most critical to the preparation of our financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our financial statements. We have discussed the development, selection and disclosure of these accounting policies with our audit committee. Although we believe these policies to be the most critical, other accounting policies also have a significant effect on our financial statements and certain of these policies also require the use of estimates and assumptions. For further information about our significant accounting policies. See Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this prospectus.

SaaS and Hosted Revenue Model

Our revenue recognition for Airline and Hospitality Solutions includes SaaS and hosted transactions which are sometimes sold as part of agreements which also require us to provide consulting and implementation services. Due to the multiple element arrangement, revenue recognition sometimes involves judgment, including estimates of the selling prices of goods and services, assessments of the likelihood of nonpayment and estimates of total costs and costs to complete a project.

The consulting and implementation services are generally performed in the early stages of the agreements. We evaluate revenue recognition for agreements with customers which generally are represented by individual contracts but could include groups of contracts if the contracts are executed at or near the same time. Typically, our consulting services are separated from the implementation and software hosting services. We account for separable elements on an individual basis with value assigned to each element based on its relative selling price. A comprehensive market analysis is performed on an annual basis to determine the range of selling prices for each product and service. In making these judgments we analyze various factors, including competitive landscapes, value differentiators, continuous monitoring of market prices, customer segmentation and overall market and economic conditions. Based on these results, estimated selling prices are set for each product and service delivered to customers. Changes in judgments related to these items, or deterioration in industry or general economic conditions, could materially impact the timing and amount of revenue and costs recognized. The revenue for consulting services is generally recognized as the services are performed, and the revenue for the implementation and the SaaS and hosted services is recognized ratably over the term of the agreement.

Accounts Receivable and Air Booking Cancellation Reserve

We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recorded receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for bad debts based on past write-off history (average percentage of receivables written off historically) and the length of time the receivables are past due.

Transaction revenue for airline travel reservations is recognized by Travel Network at the time of the booking of the reservation, net of estimated future cancellations. Cancellations prior to the day of departure are estimated based on the historical level of cancellations rates, adjusted to take into account any recent factors which could cause a change in those rates. In circumstances where expected cancellation rates or booking behavior changes, our estimates are revised, and in these circumstances, future cancellation rates could vary materially, with a corresponding variation in revenue net of estimated future cancellations. Factors that could have a significant effect on our estimates include global security issues, epidemics or pandemics, natural disasters, general economic conditions, the financial condition of travel suppliers, and travel related accidents.

Business Combinations

Authoritative guidance for business combinations requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and, as a result, actual results may differ from estimates.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to: future expected cash flows from software sales through the SaaS model, support agreements, consulting contracts, other customer contracts, acquired developed technologies and patents; the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

For a given acquisition, we may identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether we include these contingencies as a part of the fair value estimates of assets acquired and liabilities assumed and, if so, to determine their estimated amounts. If we cannot reasonably determine the fair value of a pre-acquisition contingency (non-income tax related) by the end of the measurement period, which is generally the case given the nature of such matters, we will recognize an asset or a liability for such pre-acquisition contingency if: (i) it is probable that an asset existed or a liability had been incurred at the acquisition date and (ii) the amount of the asset or liability can be reasonably estimated. Subsequent to the measurement period, changes in our estimates of such contingencies will affect earnings and could have a material effect on our results of operations and financial position.

Depending on the circumstances, the fair value of contingent consideration is determined based on management’s best estimate of fair value given the specific facts and circumstances of the contractual arrangement, considering the likelihood of payment, payment terms and management’s best estimates of future performance results on the acquisition date, if applicable.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of the tax allowance’s or contingency’s estimated value, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Goodwill and Long-Lived Assets

We evaluate goodwill for impairment on an annual basis or when impairment indicators exist. We begin our evaluation with a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model described below. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps are unnecessary. Otherwise, we perform a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the estimated fair value of that reporting unit, the carrying value of the reporting unit’s goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. Goodwill was assigned to each reporting unit based on that reporting unit’s percentage of enterprise value as of the date of the acquisition of Sabre Corporation (formerly known as Sovereign Holdings, Inc.) by TPG and Silver Lake plus goodwill associated with acquisitions since that time. As of October 1, 2013, we have identified five reporting units which include Travelocity—North America, Travelocity—Europe, Travel Network, Airline Solutions and Hospitality Solutions. The Travelocity—Asia Pacific reporting unit was sold in 2012.

The fair values used in our evaluation are estimated using a combined approach based upon discounted future cash flow projections and observed market multiples for comparable businesses. The cash flow projections are based upon a number of assumptions, including risk-adjusted discount rates, future booking and transaction volume levels, future price levels, rates of growth in our consumer and corporate direct booking businesses and rates of increase in operating expenses, cost of revenue and taxes. Additionally, in accordance with authoritative guidance on fair value measurements, we made a number of assumptions, including assumptions related to market participants, the principal markets and highest and best use of the reporting units. We have recognized goodwill impairment charges of $136 million, $129 million, and $185 million for the nine months ended September 30, 2013 and for the years ended December 31, 2012 and 2011, respectively. The goodwill impairment charges were associated with Travelocity which has no remaining goodwill as of September 30, 2013. Goodwill related to our other reporting units was $2,138 million as of September 30, 2013. Changes in the assumptions used in our impairment testing may result in future impairment losses which could have a material impact on our results of operations. A change of 10% in the future cash flow projections, risk-adjusted discount rates, and rates of growth used in our fair value calculations would not result in impairment of the remaining goodwill for any of our reporting units.

Definite-lived intangible assets are assigned depreciable lives of four to thirty years, depending on classification, and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of definite-lived intangible assets used in combination to generate cash flows largely independent of other assets may not be recoverable. If impairment indicators exist for definite-lived intangible assets, the undiscounted future cash flows associated with the expected service potential of the assets are compared to the carrying value of the assets. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible assets, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value of the intangible assets, an impairment charge is recorded to reduce the intangible assets to fair value. We also evaluate the need for additional impairment disclosures based on our Level 3 inputs. For fair value measurements categorized within Level 3 of the fair value hierarchy, we disclose the valuation processes used by the reporting entity.

The most significant assumptions used in the discounted cash flows calculation to determine the fair value of our reporting units in connection with impairment testing include: (i) the discount rate, (ii) the expected long-term growth rate and (iii) annual cash flow projections. See Note 13, Fair Value Measurement, to our unaudited consolidated financial statements included elsewhere in this prospectus.

Equity-Based Compensation

We account for our stock awards and options by recognizing compensation expense, measured at the grant date based on the fair value of the award net of estimated forfeitures, on a straight-line basis over the award vesting period.

Our primary form of stock-based compensation are stock option awards that are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code (to be referred to as stock options herein).

As a private company, there is no public market for our common stock; therefore, the fair market value of our common stock is determined utilizing factors such as our actual and projected financial results, quarterly valuations performed by third parties and other information obtained from public, financial and industry sources.

We measure the value of stock option awards on the date of grant at fair value using the assumptions underlying the Black-Scholes option valuation model including assumptions related to volatility, expected forfeiture rates and expected option life, which have a significant impact on the fair value estimates. Volatility is estimated based on weighted average historical volatilities of similar companies within our industry. We apply an estimated forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, type of award, the employee class and historical experience analysis of employee turnover behavior and other factors. The estimate of stock awards that will ultimately be forfeited requires significant judgment and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period such estimates are revised. If any of the assumptions used in the Black- Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The fair value of the stock options and stock appreciation rights (“SARs”) granted during the year ended December 31, 2012 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2012
	Sovereign MEIP	TVL.com SOA	Tandem SARs(1)	Sovereign 2012 MEIP
Exercise price	$8.41	$0.12	$1.45	$9.96
Average risk-free interest rate	1.41%	1.53%	1.02%	0.93%
Expected life (in years)	6.44	6.44	6.11	6.44
Implied volatility	35.45%	45.00%	45.02%	31.42%
Weighted-average estimated fair value	$3.17	$0.04	$0.64	$3.29

(1)	Represents the weighted average of Tandem SARs granted under the Sovereign Stock Incentive Plan and Travelocity Equity 2012 plans.

Pension and Other Postretirement Benefits

We sponsor the Sabre Inc. Legacy Pension Plan (“LPP”), which is a tax-qualified defined benefit pension plan for employees meeting certain eligibility requirements. The LPP was amended to freeze pension benefit accruals as of December 31, 2005, so that no additional pension benefits are accrued after that date. We also sponsor a defined benefit pension plan for certain employees in Canada.

Pension and other postretirement benefits for defined benefit plans are actuarially determined and affected by assumptions which include, among other factors, the discount rate and the estimated future return on plan assets. In conjunction with outside actuaries, we evaluate the assumptions on a periodic basis and make adjustments as necessary.

The discount rate used in the measurement of our benefit obligations as of December 31, 2012 and December 31, 2011 is as follows:

	Pension Benefits		Other Benefits
	2012	2011	2012	2011
Weighted average assumptions discount rate	4.19%	5.32%	2.07%	2.12%

The LPP plan is valued annually as of the beginning of each fiscal year. The principal assumptions used in the measurement of our net benefit costs for the three years ended December 31, 2012, 2011 and 2010 are as follows:

	Pension Benefits			Other Benefits
	2012	2011	2010	2012	2011	2010
Weighted average assumptions discount rate	5.32%	5.88%	6.09%	2.32%	2.69%	2.85%
Expected return on plan assets	7.75%	7.75%	7.75%	—	—	—

Our discount rate is determined based upon the review of year-end high quality corporate bond rates. Lowering the discount rate by 50 bps as of December 31, 2012 would increase our pension and postretirement benefits obligations by approximately $24 million and a nominal amount, respectively, and decrease estimated 2013 pension expense and estimated postretirement benefits expense by nominal amounts.

The expected return on plan assets is based upon an evaluation of our historical trends and experience taking into account current and expected market conditions and our target asset allocation of 25% U.S. equities, 25% non-U.S. equities, 43% long duration fixed income, 5% real estate and 2% cash equivalents. The expected return on plan assets component of our net periodic benefit cost is calculated based on the fair value of plan assets and our target asset allocation. We monitor our actual asset allocation and believe that our long-term asset allocation will continue to approximate the target allocation. Lowering the expected long-term rate of return on plan assets by 50 bps as of December 31, 2012 would increase estimated 2013 pension expense by approximately $2 million.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. As a matter of policy, we do not use derivatives for trading or speculative purposes. We determine the fair value of our derivative instruments using pricing models that use inputs from actively quoted markets for similar instruments and other inputs which require judgment. These amounts include fair value adjustments related to our own credit risk and counterparty credit risk. Subsequent to initial recognition, we adjust the initial fair value position of the derivative instruments for the creditworthiness of the banking counterparty (if the derivative is an asset) or of our own (if the derivative is a liability). This adjustment is calculated based on the default probability of the banking counterparty and on our default probability, as applicable, and is obtained from active credit default swap markets and is then applied to the projected cash flows.

Restructuring Activities

Restructuring charges are typically comprised of employee severance costs, costs of consolidating duplicate facilities and contract termination costs. Restructuring charges are based upon plans that have been committed to by our management, but may be refined in subsequent periods. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in our consolidated statement of operations in the period in which the liability is incurred. When estimating the fair value of facility restructuring activities, assumptions are applied regarding estimated sub-lease payments to be received, which can differ materially from actual results. This may require us to revise our initial estimates which may materially affect our results of operations and financial position in the period the revision is made.

Income and Non-Income Taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review deferred tax assets by jurisdiction to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, which could materially impact our results of operations. At year end, we had a valuation allowance on certain loss carryforwards based on our assessment that it is more likely than not that the deferred tax asset will not be realized. We believe that our estimates for the valuation allowances against deferred tax assets are appropriate based on current facts and circumstances.

As of December 31, 2012, we had approximately $1.6 billion of NOLs for U.S. federal income tax purposes, approximately $42 million of which are subject to an annual limitation on their ability to be utilized under Section 382 of the Internal Revenue Code. As of December 31, 2013, due in large part to the reversal of a significant timing difference of approximately $1.3 billion in the fourth quarter of 2013, we estimate our NOLs to be in the range of $550 million to $650 million.

We believe that it is more likely than not that the benefit from certain U.S. and non-U.S. deferred tax assets will not be realized. As a result, we established a valuation allowance of approximately $59 million against our U.S. deferred tax assets as of December 31, 2012, which includes our U.S. federal income tax NOL. In addition, we have an allowance on the U.S. deferred tax assets of TVL Common, Inc. that was merged into our capital structure on December 31, 2012 of $32 million and on the non-U.S. deferred tax assets of our lastminute.com subsidiaries of $177 million and $227 million as of December 31, 2012 and 2011, respectively. We reassess these assumptions regularly, which could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, and could materially impact our results of operations.

We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. Because we operate globally, the nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. At September 30, 2013 and December 31, 2012, we had a liability, including interest and penalty, of $61 million and $58 million, respectively, for unrecognized tax benefits, which would affect our effective tax rate if recognized. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

With respect to value-added taxes, we have established reserves regarding the collection of refunds which are subject to audit and collection risks in various regions of Europe. Our reserves are based on factors including, but not limited to, changes in facts or circumstances, changes in law, effectively settled issues under audit, and new audit activity. Changes in any of these factors could significantly impact our reserves and materially impact our results of operations. At September 30, 2013 and December 31, 2012, we carried reserves of approximately $16 million and $37 million, respectively, associated with these risks.

Occupancy Taxes

Over the past nine years, various state and local governments in the United States have filed approximately 70 lawsuits against us pertaining primarily to whether Travelocity (and other OTAs) owes sales or occupancy taxes on some or all of the revenues it earns from facilitating hotel reservations using the merchant revenue model. In addition to the lawsuits, there are a number of administrative proceedings pending against us which could result in an assessment of sales or occupancy taxes on fees. See “Business—Legal Proceedings—Litigation and Administrative Audit Proceedings Relating to Hotel Occupancy Taxes.”

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Management

Market risk is the potential loss from adverse changes in: (i) prevailing interest rates, (ii) foreign exchange rates, (iii) credit risk and (iv) inflation. Our exposure to market risk relates to interest payments due on our long-term debt, revolving credit facility, derivative instruments, income on cash and cash equivalents, accounts receivable and payable and travel supplier liabilities and related deferred revenue. We manage our exposure to these risks through established policies and procedures. We do not engage in trading, market making or other speculative activities in the derivatives markets. Our objective is to mitigate potential income statement, cash flow and fair value exposures resulting from possible future adverse fluctuations in interest and foreign exchange rates.

Interest Rate Risk

As of September 30, 2013, our exposure to interest rates relates primarily to our interest rate swaps, our senior secured debt and our borrowings on the revolving credit agreement. Offsetting some of this exposure is interest income received from our money market funds. The objectives of our investment in money market funds are (i) preservation of principal, (ii) liquidity and (iii) yield. If future short-term interest rates averaged 10% lower than they were during the nine months ended September 30, 2013, our interest income from money market funds would have decreased by a negligible amount. This amount was determined by applying the hypothetical interest rate change to our average money market funds invested.

As of September 30, 2013, December 31, 2012 and December 31, 2011, the outstanding carrying values of our financing obligations were as stated below.

	Rate*	Maturity	September 30, 2013	December 31, 2012	December 31, 2011
		(Amounts in thousands)
Senior secured credit facility:
Term Loan B	L+4.00%	February 2019	$1,751,385	$—	$—
Incremental term loan facility	L+3.50%	February 2019	350,000	—	—
Term Loan C	L+3.00%	February 2018	376,334	—	—
Revolving credit facility	L+2.00%	March 2013	—	—	82,000
Initial term loan facility	L+5.75%	September 2014	—	—	800,000
Initial term loan facility	L+2.00%	September 2014	—	238,335	2,071,788
First extended term loan facility	L+5.75%	September 2017	—	1,162,622	—
Second extended term loan facility	L+5.75%	December 2017	—	401,515	—
Incremental term loan facility	L+6.00%	December 2017	—	370,536	—
Senior unsecured notes due 2016	8.350%	March 2016	388,227	385,099	381,267
Senior secured notes due 2019	8.500%	May 2019	801,538	801,712	—
Mortgage facility	5.800%	March 2017	83,559	84,340	85,000

Total debt			$3,751,043	$3,444,159	$3,420,055

Current portion of debt			86,101	23,232	112,150
Long-term debt			3,664,942	3,420,927	3,307,905

Total debt			$3,751,043	$3,444,159	$3,420,055

*	“L” refers to LIBOR.

We have entered into interest rate swaps that effectively convert $750 million of floating interest rate senior secured debt into a fixed rate obligation. The terms of the outstanding and matured interest rate swaps relevant to the nine months ended September 30, 2013 and the year ended December 31, 2012 were as follows:

	As of September 30, 2013 and December 31, 2012
	Notional Amount	Interest Rate Received	Interest Rate Paid	Maturity Date
Outstanding:
	$400 million	1 month LIBOR	2.03%	September 30, 2014
	$350 million	1 month LIBOR	2.51%	September 30, 2014

	$750 million

Matured:
	$800 million	3 month LIBOR	5.04%	April 30, 2012

Since outstanding balances under our senior secured credit facility incur interest at rates based on LIBOR, subject to a 1.00% or 1.25% floor, increases in short-term interest rates would not impact our interest expense until LIBOR exceeded 1.00%. If our mix of interest rate-sensitive assets and liabilities changes significantly, we may enter into additional derivative transactions to manage our net interest rate exposure.

Foreign Currency Risk

We have operations outside of the United States, primarily in Canada, South America, Europe, Australia and Asia. We are exposed to foreign currency fluctuations whenever we enter into purchase or sale transactions denominated in a currency other than the functional currency of the operations. The principal foreign currencies involved include the Euro, the British Pound Sterling, the Polish Zloty, the Canadian Dollar, the Indian Rupee, and the Australian Dollar. Our most significant foreign currency denominated operating expenses is in the Euro, which comprised approximately 9% of our operating expenses for the nine months ended September 30, 2013 and 7% and 8% for the years ended December 31, 2012 and December 31, 2011, respectively. In recent years, exchange rates between these currencies and the U.S. dollar have fluctuated significantly and may continue to do so in the future. During times of volatile currency movements, this risk can materially impact our earnings. To reduce the impact of this earnings volatility, we hedged approximately 44% of our foreign currency exposure by entering into foreign currency forward contracts on several of our largest foreign currency exposures. The notional amounts of these forward contracts totaled $133 million, $126 million and $94 million as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively. The forward contracts represent obligations to purchase foreign currencies at a predetermined exchange rate to fund a portion of our expenses that are denominated in foreign currencies. The fair value of these forward contracts recognized as an asset (liability) in our consolidate balance sheets was $3 million as of both September 30, 2013 and December 31, 2012 and $(7) million as of December 31, 2011.

We are also exposed to foreign currency fluctuations through the translation of the financial condition and results of operations of our foreign operations into U.S. dollars in consolidation. Such gains and losses are recognized as a component of accumulated other comprehensive income (loss) and is included in stockholders’ equity (deficit). Translation gains (losses) recognized as other comprehensive income (loss) were $8 million, $(5) million, $1 million, and $5 million for the nine months ended September 30, 2013, and years ended December 31, 2012, 2011, and 2010, respectively.

Credit Risk

Our customers are primarily located in the United States, Canada, Europe, Latin America and Asia, and are concentrated in the travel industry.

We generate a significant portion of our revenues and corresponding accounts receivable from services provided to the commercial air travel industry. As of September 30, 2013, December 31, 2012, and December 31,

2011, approximately $193 million or 59%, $189 million or 58%, and $175 million or 57%, respectively, of our trade accounts receivable were attributable to commercial air travel industry customers. Our other accounts receivable are generally due from other participants in the travel and transportation industry. We generally do not require security or collateral from our customers as a condition of sale. See “Risk Factors—Risks Related to Our Business and Industry—Our travel supplier customers may experience financial instability or consolidation, pursue cost reductions, change their distribution model or undergo other changes.”

We regularly monitor the financial condition of the air transportation industry and have noted the financial difficulties faced by several air carriers. We believe the credit risk related to the air carriers’ difficulties is mitigated somewhat by the fact that we collect a significant portion of the receivables from these carriers through the ACH and other similar clearing houses.

As of September 30, 2013, December 31, 2012 and December 31, 2011, approximately 58%, 55%, and 57%, respectively, of our air customers make payments through the ACH which accounts for approximately 95%, 95% and 94%, respectively, of our air billings. ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines, which facilitates a timely settlement process. For these carriers, we believe the use of ACH mitigates our credit risk with respect to airline bankruptcies. For those carriers from whom we do not collect payments through the ACH or other similar clearing houses, our credit risk is higher. However, we monitor these carriers and account for the related credit risk through our normal reserve policies.

Inflation

Competitive market conditions and the general economic environment have minimized inflation’s impact on our results of operations in recent periods. There can be no assurance, however, that our operating results will not be affected by inflation in the future.

INDUSTRY

Travel Industry Overview

The travel and tourism industry is one of the world’s largest industry segments, contributing $6.6 trillion to global GDP in 2012, according to the WTTC. The industry encompasses travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators around the world, as well as travel buyers, including online and offline travel agencies, TMCs and corporate travel departments.

The travel and tourism industry has been a growing area of the broader economy. For example, based on 40 years of IATA Traffic data, air traffic has historically grown at an average rate of approximately 1.5x the rate of global GDP growth. According to Euromonitor Database, travel volumes have benefited and are expected to continue to benefit from GDP growth and corresponding rising income levels, particularly in growth markets such as APAC, Latin America and MEA. According to IATA Traffic, global airline passenger volume has grown at a 6% CAGR from 2009 to 2012. Looking forward, air travel and hotel spending is expected to grow at a 5% CAGR from 2013 to 2017, as growing consumer confidence and increasing connectivity continue to expand the opportunities for travel and tourism, according to Euromonitor Database. Air traffic in developing markets such as APAC, Latin America and the Middle East expected to grow at even faster rates—6%, 6%, and 7%, respectively, from 2012 to 2032, according to Airbus. This emerging market growth is relevant for all our businesses but especially our Travel Network business, which had leading GDS-processed air bookings shares in each of these regions in 2012. Certain segments of the travel market are also growing faster than average. For example, LCC/hybrids, which represented approximately 45% of our 2012 PBs served by our Airline Solutions reservations products, have continued to grow. According to Airbus, their share of global air travel volume is expected to increase from 17% of RPKs in 2012 to 21% of RPKs by 2032. Finally, according to Euromonitor Report, business-related travel by U.S. residents, which is primarily served through GDS channels, has increased since the global economic downturn, reaching 228 million trips in 2012. According to IATA Briefing, airline passenger volume is estimated to rise 5% in 2013 and overall air travel is expected to sustain a growth rate approaching the historical 5% to 6%, and growth trend at least through 2017.

Travel Industry Technology

The travel industry is highly fragmented and complex, with approximately 800 airlines serving 3 billion passengers (T2RL), 470,000 hotel properties (Euromonitor Database), over 35,000 car rental outlets (PhoCusWright), and numerous rail, cruise, tour and other operators around the world. Each of these types of travel suppliers requires technology to solve their complex and key marketing, sales, service and operational needs. In addition, there are tens of thousands of commercial buyers of travel including online and offline travel agencies, TMCs and corporate travel departments that serve both business and leisure travelers. These travel buyers rely on highly sophisticated shopping technology to filter the universe of travel options to identify desired itineraries that fit travelers’ personal preferences and comply with corporate policies. For example, there are billions of itinerary and fare options from New York to London on a given day, but only a small subset of those with available seats, on the preferred airline, with the optimal routing and at the desired time. The GDS search technology narrows the options down to the lowest fares that meet the traveler’s criteria so that the informed agency can help the traveler make the best choice quickly. For these flights, air carriers need to set prices, manage inventory and distribute their seats as well as plan, staff and operate their routes and aircraft, all while carefully analyzing their financial and operational results. Hotels face similar challenges, as millions of customers check in and check out of their properties daily. There is a significant amount of technology required to enable this ecosystem.

To operate successfully, travel suppliers as well as travel buyers must solve this broad range of challenges from planning to distribution to operations. Historically, technology solutions were built in-house by travel suppliers and travel buyers. Over time, third-party providers emerged to offer more cost effective and advanced solutions, and the market has increasingly shifted to an outsourced model. We believe that significant outsourcing will continue as legacy in-house systems continue to migrate and upgrade to third-party systems.

A broad set of technology solutions has evolved to manage this complex, high-frequency and highly-orchestrated travel lifecycle. In addition, these travel technology solutions must keep pace with constantly evolving customer needs. Travel suppliers and travel buyers leverage technology solutions to optimize how travel products are marketed and sold, how end-customers are served, and how operations are managed. As illustrated by the following graphic, the technology required to enable the travel ecosystem includes comprehensive, global travel marketplaces like our Travel Network business, which processed more than 1.1 trillion system messages in 2013, with nearly 100,000 per second at peak times, as well as advanced reservation, planning, marketing and operations systems provided by solutions providers like our Airline and Hospitality Solutions business, which manages everything from hotel room inventory to crew scheduling on flights. Given the nature of these solutions, they generally represent integral elements of a travel supplier’s and travel buyer’s day-to-day businesses. This reliance on technology drove spending by the air transportation and hospitality industries to $60 billion in 2013 with expenditures expected to exceed $70 billion in 2017, according to Gartner.

We believe that technology providers with deep domain expertise have become critical for the industry. As the demands of the industry continue to rapidly evolve, they will be presented with significant additional opportunities. For example, the combination of rapid developments in consumer electronics and the proliferation of customers carrying one or more digital devices is driving innovation ranging from mobile shopping to remote check-in and trip management. Similarly, intense competition has driven suppliers to explore new ways of merchandising their products, including the sale of ancillary products like preferred seating and checked baggage. This requires technology companies to create solutions to facilitate that product lifecycle from selling ancillary products and distribution management to inventory control. Technology providers are also helping travel suppliers and travel buyers to derive increasing value from advanced data analytics and business intelligence solutions, driving better operations, enhanced customer experiences and the personalization of travel products. In addition, the travel industry is focusing on streamlining operations, developing creative solutions such as the fully electronic, mobile flight bag for pilots, which eliminates the need for expensive and cumbersome printed flight manuals and documentation. Some recent trends in the travel industry which we expect to further technology innovation and spending include:

Outsourcing: Historically, technology solutions were built in-house by travel suppliers and travel buyers. As complexity and the pace of innovation have increased, third-party providers have emerged to offer more cost effective and advanced solutions. Additionally, the travel technology industry has shifted to a more flexible and scalable technology delivery model including SaaS and hosted implementations that allow for shared development, reduced deployment costs, increased scalability and a “pay-as-you-go” cost model.

Airline Ancillary Revenue: The sale of ancillary products is now a major source of revenue for many airlines worldwide, and has grown to comprise as much as 20% of total revenues for some carriers and more than $36 billion in the aggregate across the travel industry in 2012, according to IdeaWorks. Enabling the sale of ancillary products is technologically complex and requires coordinated changes to multiple interdependent systems including reservations platforms, inventory systems, point of sale locations, revenue accounting, merchandising, shopping, analytics and other systems. Technology providers such as Sabre have already significantly enhanced their systems to provide these capabilities and we expect these providers to take further advantage of this significant opportunity going forward.

Mobile: Mobile platforms have created new ways for customers to research, book and experience travel, and are expected to account for over 30% of online travel sales by 2017, according to Euromonitor. Accordingly, travel suppliers, including airlines and hospitality providers, are upgrading their systems to allow for delivery of services via mobile platforms from booking to check-in to travel management. A recent SITA survey found that 97% of airlines are investing in mobile channels with the intention of increasing mobile access across the entire travel experience. This mobile trend also extends to the use of tablets and wireless connectivity by the airline workforce, for example automating cabin crew services and providing flight crews with electronic flight bags. Travel technology companies like Sabre are enabling and benefitting from this trend as travel suppliers upgrade their systems and travel buyers look for new sources of client connectivity.

Personalization: Concurrently with the rise of ancillary products and mobile devices as a customer service tool, travel suppliers have an opportunity to provide increased personalization across the customer travel experience, from seat selection and on-board entertainment to loyalty program management and mobile concierge services. Data-driven business intelligence products can help travel companies use available customer data to identify the types of products, add-ons and upgrades customers are more likely to purchase and market these products effectively to various customer segments according to their needs and preferences. In addition to providing the technology platform to facilitate these services, we believe technology providers like Sabre can leverage their data-rich platforms and travel technology domain expertise to offer analytics and business intelligence to support travel suppliers in delivering more personalized service offerings.

Increasing Use of Data and Analytics: The use of data has always been an asset in the travel industry. Airlines were pioneers in the use of data to optimize seat pricing, crew scheduling and flight routing. Similarly, hotels employed data to manage room inventory and optimize pricing. The travel industry was also one of the first to capitalize on the value of customer data by developing products such as customer loyalty programs. Historically, this data has largely been transaction-based, such as booking reservations, recording account balances, tracking points in loyalty programs. Today, analytics-driven business intelligence products are evolving to further and better utilize available data to help travel companies make decisions, serve customers, optimize their operations and analyze their competitive landscape. Technology providers like Sabre have developed and continue to develop large-scale, data-rich platforms that include business intelligence and data analytics tools that can identify new business opportunities and global, integrated and high-value solutions for travel suppliers.

With the increasing complexity created by the large, fragmented and global nature of the travel industry, we believe reliance on technology will only increase. Technology spending by the air transportation and hospitality industries totaled $60 billion in 2013 with expenditures expected to exceed $70 billion in 2017, according to Gartner Enterprise.

We offer a broad portfolio of sophisticated and comprehensive technology solutions and services on scalable platforms to travel suppliers, travel buyers and other industry participants that range from planning to distribution to operations. We organize our business in three segments: (i) Travel Network, our global B2B travel marketplace for travel suppliers and travel buyers, (ii) Airline and Hospitality Solutions, an extensive suite of leading software solutions primarily for airlines and hotel properties, and (iii) Travelocity, our portfolio of online consumer travel e-commerce businesses through which we provide travel content and booking functionality primarily for leisure travelers. Collectively, our integrated business enables the entire travel lifecycle, from route planning to post-trip business intelligence and analysis.

Global Distribution System and Travel Marketplace

Sabre developed the first airline CRS. As the industry and technology evolved and Sabre’s and other CRS providers’ systems expanded globally to accommodate a large variety of travel suppliers and attract a broad set of travel buyers, these systems became known as GDSs, or global distribution systems. In recent years, certain GDS providers, including Sabre, have significantly broadened their product offering and value proposition to include a range of integrated technologies and solutions for travel suppliers and travel buyers. Combinations of the GDSs and these solutions offerings have increasingly become known as global travel marketplaces.

GDS providers facilitate the operation of the travel industry in several ways. First, these travel marketplaces have an extensive network of travel buyers, including online and offline travel agencies, TMCs and corporate travel departments, as well as travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators. GDSs efficiently bring together travel content such as inventory, prices and availability from travel suppliers and allow travel buyers to purchase that content through a transparent, searchable and consistently presented marketplace platform. A fundamental value proposition to the travel buyer is access to comprehensive and competitive travel content, including core content such as inventory and pricing equivalent to that directly available through a travel supplier’s own website or sales office. For travel suppliers, these marketplaces provide efficient and cost-effective distribution of the travel supplier’s services to a diverse customer base and also provide many OTAs with access to the travel content displayed on their websites. Based on our internal estimates and MIDT data, there were over one billion GDS-processed air bookings in 2012, representing more than $250 billion in global travel sales.

In addition, some GDS providers augment their distribution offering with advanced merchandising and other capabilities. For example, workflow management solutions, like Sabre Red Workspace; automation tools that assist travel agencies in serving their customers before, during and after the trip; and web-based products are integral components of travel agents’ technology systems that help them market their services effectively and operate more efficiently. The graphic below illustrates the potential value of the GDS and related solutions to both travel suppliers and travel buyers:

Buyers can purchase travel inventory (e.g., booking reservations for air or hotel) in two primary ways. They can purchase directly from the travel supplier, which we refer to as “direct distribution,” or they can purchase through a travel agency or other intermediary that typically uses a GDS. We refer to this as “indirect distribution.”

With travel suppliers’ adoption of certain technology solutions over the last decade, including those offered by our Airline and Hospitality Solutions business, air travel suppliers have increased the proportion of direct bookings relative to indirect bookings. However, we believe that the rate at which bookings are shifting from indirect to direct distribution channels has slowed for a number of reasons, and that the rate of shift in the United States stabilized at very low levels in 2012 and 2013, although we cannot predict whether this low rate of shift will continue. Reasons for this include the increased participation of LCC/hybrids in indirect distribution channels as well as other airlines increasing their participation in GDSs in recent years. We believe this is due to the effectiveness and efficiency of the GDS as a global travel marketplace for travel suppliers to market and sell their travel content, particularly for TMCs, corporate travel departments and OTAs. In addition, travel suppliers incur a booking fee which is, on average, only approximately 2% of the value of the booking by using the GDS. Therefore, the revenue generated through the GDS leads to a return on investment that is attractive compared to the incremental cost, in part because many of the tickets sold on the GDS platform are more expensive long-haul and business travel tickets (particularly those originating outside the home country of the airline) as well as tickets with additional booking complexity (e.g., multiple airline itineraries). These platforms also offer a particularly cost-effective means of accessing markets where a travel supplier’s brand is less recognized by using local travel agencies to reach end consumers.

As evidence of the value of the GDS platform, we estimate that Representative Airlines have a 91% participation rate in a GDS (weighted by PB volume), as of September 2013. See “Market and Industry Data and Forecasts—Certain Market and Industry Terms” for a definition of Representative Airlines. Over the last several years, notable carriers that previously only distributed directly, including JetBlue and Norwegian, have adopted our GDS. Other carriers such as EVA Airways and Virgin Australia have further increased their participation in a GDS. On the hotel side, a recent TravelClick study shows that travel agents’ use of GDSs for hotel booking is growing faster than their use of any other distribution channel for hotel bookings.

There are other technology initiatives that could impact the use of GDSs. For example, over the past ten years, several travel suppliers have proposed direct distribution initiatives. We believe that the direct distribution initiatives offered to date lack key functionality provided by the GDS, and would require each travel agency to implement a direct connection to each airline or other travel supplier, requiring significant and redundant IT expenditures. To date, we believe that direct distribution initiatives have not and will not have significant adoption by travel agents since cost and lack of features are not currently competitive with GDS offerings. In 2012, IATA proposed NDC, a new distribution capability, for adoption by airlines and travel distribution companies. As originally proposed, NDC is a combination of technical standards and business model, similar to some direct distribution initiatives, and we believe suffers from many of the same problems noted above. We are not aware of any GDS industry participant or major travel agency that has committed the necessary investment for NDC. That said, we are committed to working with IATA to develop uniform technical standards that would incorporate NDC capabilities in a manner that integrates with the GDS for the benefit of travel buyers and travel suppliers.

Travel buyers, such as online and offline travel agencies, TMCs and corporate travel departments continue to utilize GDS platforms to provide travel content to their customers. Such customers continue to demand the broadest possible offerings at the best available prices in a single comparable format that we believe can most effectively be offered by GDSs at present. Additionally, travel buyers demand functionalities that provide near real-time results and allow flexible search parameters. Such enhanced functionalities have not typically been available via direct distribution channels, which have historically had less sophisticated search engines and have been limited to a single travel supplier’s inventory. In addition, we believe that travel agencies value multiple additional attributes of the GDS, including incentives that supplement their income, tools that facilitate booking data integration within their mid-and back-office systems, and consistent user interfaces across all travel content shopped and sold. In particular, we believe that the wide variety of functionalities provided by GDSs is attractive to corporate travel departments due to their complex travel requirements and corporate travel contracts. For these reasons, we expect that travel buyers will continue to use GDSs to provide travel content in order to meet the needs of their customers and remain competitive.

Business Model

The distribution platform component of a GDS plays the role of a transaction processor for the travel industry, while the value-added integrated solutions make GDSs a true B2B travel marketplace. Generally, GDSs collect a transaction fee from the travel suppliers for each reservation they process, with no charge to travel suppliers for listing or shopping of their content. These travel marketplaces often implement a volume-based revenue sharing arrangement with travel agencies to incentivize them to consolidate demand and use the system efficiently. The following diagram presents an overview of the key financial flows for this two-sided transaction-based business model:

Because GDS revenue is directly dependent upon travel-related transaction activity, GDS revenue growth has historically correlated with growth in the overall travel market. Based on 40 years of IATA Traffic data, air traffic has historically grown at an average rate of approximately 1.5x the rate of global GDP growth. GDS-processed bookings, for example, have already surpassed pre-recession levels, growing 3% per year from 2009 through 2012, and is expected to grow over the next four years. In addition to general economic conditions, certain factors, such as the increasing propensity of LCC/hybrids to expand their distribution through these global travel marketplaces in order to attract new customers beyond their home markets, may aid growth, while the U.S. government budget sequestration and shutdown may negatively impact this growth. See “Risk Factors—Risks Related to our Business and Industry—Our business could be harmed by adverse global and regional economic and political conditions” and “—Our revenue is highly dependent on transaction volumes in the global travel industry, particularly air travel transaction volumes.”

Competitive Environment

Travel marketplace participants include:

•	GDSs such as Sabre, Amadeus and Travelport;

•	local distribution systems and travel marketplace providers that are primarily owned by airlines or government entities and operate primarily in their home countries, including Abacus in APAC (100% of Abacus transactions processed by Sabre), TravelSky in China and Sirena in Russia and the Commonwealth of Independent States;

•	travel suppliers that use direct distribution to sell their services directly to travelers;

•	corporate travel booking tools, including GetThere, Concur Technologies, Deem, KDS, eTravel LLC and Egencia; and

•	other market participants in the travel space, including Kayak, TripAdvisor, Yahoo! and Google, which have launched consumer travel search tools that direct shoppers to travel suppliers’ direct distribution channels and OTAs.

We believe that travel marketplace participants strive to differentiate themselves by providing travel buyers with some or all of the following services and functionality: advanced state-of-the-art technology; comprehensive, accurate and differentiated travel content or services; global coverage or regional expertise; volume-based revenue sharing incentive payments; and comprehensive solutions for business productivity, revenue maximization or cost savings. In addition, we believe that travel marketplace participants that serve travel suppliers strive to maintain an extensive network of travel buyer customers to provide a comprehensive global or regional offering of sales channels while offering low transaction fees. Some of these market participants also offer capabilities for travel suppliers to advertise, merchandise and personalize their products and services through the GDS travel marketplace.

Compared to other types of participants, global travel marketplaces such as Travel Network tend to offer more of these attributes to both travel buyers and travel suppliers.

In the United States, full deregulation of the GDS industry occurred in 2004. GDSs and airline carriers in Europe are still subject to rules aimed at preventing anti-competitive behavior and ensuring the supply of neutral information to consumers. Airlines that have decisive influence over a GDS, such as Air France, Iberia Airlines (“Iberia”) and the parent company of Lufthansa, all of which partially own Amadeus, must abide by specific rules prohibiting discrimination by an airline against another GDS that is competing with the airline-owned GDS. The Chinese travel marketplace is heavily regulated to provide the state-controlled GDS, TravelSky, with monopoly control, which has largely kept other GDS providers out of the Chinese market. However, China has recently agreed to a phased, selective easing of some of these regulations, though progress has been slow, according to PhoCusWright. Canada still has some GDS regulations as well, primarily around the display of air carriers’ services.

Travel Technology Solutions

Travel technology companies provide travel suppliers with solutions that address a myriad of business processes, including commercial planning, revenue management, inventory management, customer acquisition and merchandising, sales and e-commerce, operations planning and management, business intelligence, and market intelligence. These solutions are typically comprised of SaaS solutions, hosted solutions and locally deployed solutions. Some of these solutions are developed by travel suppliers in-house and others are developed by third parties such as travel technology companies.

Historically, large travel suppliers built custom in-house software and applications for their business process needs. In response to a desire for more flexible systems given increasingly complex technological requirements, reduced IT budgets and increased pricing pressure, many travel suppliers turned to third-party solutions providers for many of their key technologies and began to license software from software providers.

Business Model

In addition to the continuing technology outsourcing trend, the industry has also seen a shift to more flexible and scalable technology delivery models. Although traditional software licensing remains an important part of the industry, leading technology providers like Sabre have been at the forefront of a shift to SaaS and hosted implementations that allow for shared development, reduced deployment costs, increased scalability and a “pay-as-you-go” pricing model. This model also allows customers to benefit from constantly evolving platforms in a highly dynamic environment. By amortizing the cost of the solution over a customer’s transactions (e.g., PBs or room reservations made), solutions providers can often help customers reduce upfront technology costs and convert them to variable costs linked to company growth. Given the capital intensive nature of many travel suppliers’ businesses, we believe that this pricing flexibility is attractive to travel suppliers.

Competitive Environment

Participants in the travel technology solutions market include both third-party solutions providers and travel suppliers with in-house systems. As the technology outsourcing trend continues, third-party solutions providers compete for business based on a number of factors, including: the breadth of solutions offered, scope and complexity of business needs addressed, proven competence and reliability, implementation and system migration processes, flexibility, scalability and ease of use, pricing, level of integration with customers’ existing technology, global footprint, industry and technology expertise and customer support. We believe that competitors who offer solutions that meet a range of complex needs and supplement those solutions with reliable support and a deep understanding of industry processes are more attractive to potential customers because they are able to solve more complex problems while reducing the total number of solutions providers that the customer needs.

Developing effective solutions requires complex and specific travel industry expertise. Also, most travel suppliers generally favor solutions providers that already serve other large travel suppliers in a given region. Airlines in particular are focused on the proven reliability of technology that is integral to operational efficiency and passenger safety, and hotels generally desire the technological sophistication and capabilities used by the larger and more prestigious hotel brands. Furthermore, due to the large size of many airline and hotel customers, solutions providers that can provide the scale to accommodate large volumes and deliver a broad portfolio of solutions have a competitive advantage. We believe that currently only a few SaaS and hosted technology solutions providers have the breadth, industry knowledge and technology expertise to effectively compete on a large scale. Although new entrants specializing in a particular type of software occasionally enter the solutions market, they typically focus on emerging or evolving business problems, niche solutions or small regional customers.

Airline Supplier Technology

Gartner estimates that technology spending by the air transportation industry totaled approximately $33 billion in 2013 (Gartner Enterprise). According to our internal estimates and T2RL passenger data, more than 600 airlines, representing over 95% of global passenger volumes, use a variety of software solutions to manage and integrate complex business processes. SITA estimates that airlines currently spend approximately 1.5% of global airline revenue on operational IT and approximately 60% of airlines expect IT spend to increase in 2013. These systems include functionalities that support core capabilities of the air carrier, including reservations booking and related processes, merchandising and points of sale, CRS, check-in and boarding. According to T2RL PSS, the world market for such passenger sales and service systems is now worth more than $2 billion per year. Although the number of new reservations opportunities varies materially by year, T2RL expects that contracts representing over 1.3 billion PBs will come up for renewal between 2014 and 2017.

In addition to passenger sales and service solutions, certain technology vendors, such as Sabre, provide other value-added software solutions. These solutions range in functionality from commercial planning to airline enterprise operations management, including: software that manages flight operations, crew scheduling, route planning, pricing optimization, contract management and compliance and a host of other key airline functionalities. Based on our industry experience and internal data, we believe that a similar amount is spent each year on other industry-specific, software-enabled solutions.

Hotel Supplier Technology

Hotels use a number of different technology systems to distribute and market their products and improve their operational efficiency. According to Gartner Enterprise, technology spending by the hospitality industry totaled approximately $27 billion in 2013. Most of the hotel market is highly fragmented. Independent hotels and small- to medium-sized chains (groups of less than 300 properties) comprise a substantial majority of hotel properties and available hotel rooms, while global and regional chains comprise the balance. These independent hotels and small-to medium-sized chains rely heavily on external web-based CRS to distribute their inventory across a variety of channels. CRS platforms provide GDS access, connectivity to major OTAs, internet booking capabilities, call center booking platforms, channel management and access to other distribution services on a shared platform. CRS providers may also differentiate themselves with value-added services such as digital marketing services, call center outsourcing services, and marketing consulting that help hotels compete. We expect opportunities for the top CRS providers to expand significantly, as hotels’ migration to external CRS platforms continues, including larger hotel chains now considering outsourcing this service to a third-party platform.

Additionally, hotels are migrating toward web-based property management systems (“PMSs”) as recent technical advances, availability and lower total cost of ownership are making them increasingly attractive compared to on-site PMSs, which have historically been expensive to maintain. Web-based PMSs also make it possible to create an integrated CRS-PMS web-based solution, which, based on an internal survey that we conducted, is a product that the majority of hotels with ten or more properties would be interested in purchasing when they next upgrade their PMS.

As the hotel industry shifts from offline advertising to online marketing, CRS providers offering marketing capabilities such as website optimization, search engine optimization and online advertising will be more competitive players. We also believe that similar opportunities exist in the areas of revenue management, CRM and other operational functions that integrate with the CRS and PMS.

Online Travel Agencies

An OTA is an e-commerce business that allows travelers to conveniently and efficiently shop, compare and purchase a broad array of travel-related products and services, often sourced in part from GDS platforms. Euromonitor Report believes global online travel sales will grow at 10% over the next five years.

OTAs compete with traditional offline travel agencies as well as many alternative online travel distribution channels, including travel supplier direct distribution and metasearch companies such as Kayak, trivago and TripAdvisor. These market participants differentiate themselves on the basis of ease of use, price, customer satisfaction, availability of product type or rate, service, amount, accessibility and reliability of information, brand image and breadth of products offered. This requires OTAs to have effective branding and marketing, an efficient website to support shopping and booking capabilities, as well as strong relationships with travel suppliers or third-party aggregators to offer a broad supply of travel content to attract customers and generate transaction and advertising revenue. We believe that because of a customer’s need to trust the provider to fulfill and service their travel purchase, this often results in brand loyalty to a single site.

BUSINESS

Overview

We are a leading technology solutions provider to the global travel and tourism industry. We span the breadth of a highly complex, $6.6 trillion global travel ecosystem, providing key software and services to a broad range of travel suppliers and travel buyers. Through our Travel Network business, we process hundreds of millions of transactions annually, connecting the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We offer efficient, global distribution of travel content from approximately 125,000 travel suppliers to approximately 400,000 online and offline travel agents. To those agents, we offer a platform to shop, price, book and ticket comprehensive travel content in a transparent and efficient workflow. We also offer value-added solutions that enable our customers to better manage and analyze their businesses. Through our Airline Hospitality Solutions business, we offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. These solutions allow our customers to market, distribute and sell their products more efficiently, manage their core operations, and deliver an enhanced travel experience. Through our complementary Travel Network and Airline and Hospitality Solutions businesses, we believe we offer the broadest, end-to-end portfolio of technology solutions to the travel industry.

Our portfolio of technology solutions has enabled us to become the leading end-to-end technology provider in the travel industry. For example, we are one of the largest GDS providers in the world, with a 37% share of GDS-processed air bookings in 2012. More specifically, we are the #1 GDS provider in North America and also in higher growth markets such as Latin America and APAC, in each case based on GDS-processed air bookings in 2012. In those three markets, our GDS-processed air bookings share was approximately 50% on a combined basis in 2012. In our Airline and Hospitality Solutions business, we believe we have the most comprehensive portfolio of solutions. In 2012, we had the largest hospitality CRS room share based on our approximately 26% share of third-party CRS hotel rooms distributed through our GDS, and, according to T2RL PSS, we had the second largest airline reservations system globally. We also believe that we have the leading portfolio of airline marketing and operations products across the solutions that we provide. In addition, we operate Travelocity, one of the world’s most recognizable brands in the online consumer travel e-commerce industry, which provides us with business insights into our broader customer base.

Through our solutions, which span the breadth of the travel ecosystem, we have developed deep domain expertise, and our success is built on this expertise, combined with our significant technology investment and focus on innovation. This foundation has enabled us to develop highly scalable and technology-rich solutions that directly address the key opportunities and challenges facing our customers. For example, we have invested to scale our GDS platform to meet massive transaction processing requirements. In 2013, our systems processed over $100 billion of estimated travel spending and more than 1.1 trillion system messages, with nearly 100,000 system messages per second at peak times. Our investment in innovation has enabled our Travel Network business to evolve into a dynamic marketplace providing a broad range of highly scalable solutions from distribution to workflow to business intelligence. Our investment in our Airline and Hospitality Solutions offerings has allowed us to create a broad portfolio of value-added products for our travel supplier customers, ranging from reservations platforms to operations solutions typically delivered via highly scalable and flexible SaaS and hosted platforms. We have a long history of engineering innovative travel technology solutions. For example, we were the first GDS to enable airlines to sell ancillary products like premium seats through the GDS, one of the first third-party reservations systems to enable mobile check-in and the first GDS provider to launch a B2B app marketplace for our travel agency customers that allows them to customize and augment our Travel Network platform. Our innovation has been consistently recognized in the market, with awards including the Business Traveler Innovation Award from the Global Business Travel Association in 2011 and 2012 and recognition by Information Week in 2013 as one of the Most Innovative Users of Business Technology for the eleventh consecutive year.

We continue to improve our existing solutions and expand our offerings to meet the constantly evolving needs of our customers. For example, as demonstrated in the following graphic, we have current or in-development solutions that address the six major technology investment priorities highlighted in a recent SITA survey of major airline carriers:

Our SaaS and hosted technology platforms allow us to serve our customers primarily through an attractive, recurring, transaction-based revenue model based primarily on travel events such as air segments booked, PBs or other relevant metrics. For the fiscal year ended December 31, 2012, 92% of our Travel Network and Airline and Hospitality Solutions revenue, on a weighted average basis, was Recurring Revenue. See “Market and Industry Data and Forecasts—Certain Market and Industry Terms” for a description of Recurring Revenue. This model has benefits for both our customers and for us. For our customers, our delivery model allows otherwise fixed technology investments to be variable, providing flexibility in their cost base and smoothing investment cycles as they grow, while enabling them to benefit from the continuous evolution of our platform. For us, this recurring, transaction-based revenue model allows us to expand with our customers in the travel industry, a segment of the economy which has grown significantly faster than global GDP over the last 40 years. Since our revenues are primarily linked to our customers’ transaction volumes rather than to volatile airline budget cycles or cyclical end-customer pricing, this model facilitates greater stability in our business, particularly during negative economic cycles. In addition, as a technology solutions and transaction processing company, we do not take airline, hotel or other inventory risk, nor are we directly exposed to fuel price volatility or labor unions.

Our predictable, transaction-based revenue model, combined with our high-quality products, reinvestment in our technology, multi-year customer contracts and disciplined operational management, has contributed to our strong growth profile, as demonstrated by our Adjusted EBITDA having increased each year since 2008 despite the global economic downturn and resulting travel slowdown. From 2009 through 2012, we grew our revenue and Adjusted EBITDA at 7.6% and 12.5% CAGRs, respectively, and increased Adjusted EBITDA margins by 377 bps, in each case, excluding Travelocity and eliminations. See “Non-GAAP Financial Measures” and “Summary—Summary Consolidated Financial Data” for additional information regarding Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net loss attributable to Sabre Corporation.

We operate through three business segments: (i) Travel Network, (ii) Airline and Hospitality Solutions, and (iii) Travelocity. Our segments operate with shared infrastructure and technology capabilities, and provide key solutions to our customers. Collectively, our integrated business enables the entire travel lifecycle, from route planning to post-trip business intelligence and analysis. The graphic below provides illustrative examples of the points where Sabre enables the travel lifecycle:

Travel Network is our global B2B travel marketplace and consists primarily of our GDS and a broad set of capabilities that integrate with our GDS to add value for travel suppliers and travel buyers. Our GDS offers content from a broad array of travel suppliers, including approximately 400 airlines, 125,000 hotel properties, 27 car rental brands, 50 rail carriers, 16 cruise lines, and 200 tour vendors, to tens of thousands of travel buyers, including online and offline travel agencies, TMCs and corporate travel departments. Our Airline and Hospitality Solutions business offers a broad portfolio of software technology products and solutions, primarily through SaaS and hosted models, to approximately 225 airlines, 4,800 hospitality providers and 700 other travel suppliers. Our flexible software and systems applications help automate and optimize our customers’ business processes, including reservations systems, marketing tools, commercial planning solutions and enterprise operations tools. Travelocity is our family of online consumer travel e-commerce businesses through which we provide travel content and booking functionality primarily for leisure travelers. Recently, Travelocity entered into an exclusive, long-term strategic marketing agreement with Expedia. Under the Expedia SMA, Expedia will power the technology platforms of Travelocity’s existing U.S. and Canadian websites, as well as provide access to Expedia’s supply and customer service platforms.

For the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, we recorded revenue of $2.3 billion and $3.0 billion, gross margin of $1.1 billion and $1.4 billion, net loss attributable to Sabre Corporation of $127 million and $611 million and Adjusted EBITDA of $577 million and $785 million, respectively, reflecting a 25% and 26% Adjusted EBITDA margin, respectively. For additional information regarding Adjusted EBITDA, including a reconciliation of Non-GAAP to GAAP measures, see “Non-GAAP Financial Measures” and “Summary—Summary Consolidated Financial Data.” For the nine months ended September 30, 2013, Travel Network contributed 57%, Airline and Hospitality Solutions contributed 22%, and Travelocity contributed 21% of our revenue (excluding intersegment eliminations). During this period, shares of Adjusted EBITDA for Travel Network, Airline and Hospitality Solutions, and Travelocity were approximately 80%, 20% and less than 1%, respectively, (excluding corporate overhead allocations such as finance, legal, human resources and certain information technology shared services).

We are headquartered in Southlake, Texas, and employ approximately 10,000 people in approximately 60 countries around the world. We serve our customers through cutting-edge technology developed in six facilities located across four continents.

Our Competitive Strengths

We believe the following attributes differentiate us from our competitors and have enabled us to become a leading technology solutions provider to the global travel industry.

Broadest Portfolio of Leading Technology Solutions in the Travel Industry

We offer the broadest, most comprehensive technology solutions portfolio available to the travel industry from a single provider, and our solutions are key to the operations of many of our travel supplier and travel agency customers. Travel Network, for example, provides a key technology platform that enables efficient shopping, booking and management of travel itineraries for online and offline travel agencies, TMCs and corporate travel departments. In addition to offering these and other advanced functionalities, it is a valuable distribution and merchandising channel for travel suppliers to market to a broad array of customers, particularly outside their home countries and regions. Additionally, we provide SaaS and hosted solutions that run many of the most important operations systems for our travel supplier customers, such as airline and hotel reservations systems, revenue management, crew scheduling and flight operations. We believe our Travel Network and Airline and Hospitality Solutions offerings address customer needs across the entire travel lifecycle, and that we are the only company that provides such a broad portfolio of technology solutions to the travel industry. This breadth affords us significant competitive advantages including the ability to leverage shared infrastructure, a common technology organization and product development. Beyond scale and efficiency, our position spanning the breadth of the travel ecosystem helps us to develop deep domain expertise and to anticipate the needs of our customers. Taken together, the value, quality, and breadth of our technology, software and related customer services contribute to our strong competitive position.

Global Leadership Across Growing End Markets

We operate in areas of the global travel industry that have large and growing addressable customer bases. Each of our businesses is a leader in its respective area. Sabre is the leading GDS provider in North America, Latin America, and APAC, with 58%, 58%, and 40% share of GDS-processed air bookings, respectively, in 2012. Additionally, Airline Solutions is the second largest provider of reservations systems, with an 18% global share of 2012 PBs, according to T2RL PSS. We believe that we have the leading portfolio of airline marketing and operations products across the solutions that we provide. We also believe our Hospitality Solutions business is the leader in hotel reservations, handling 26% of third-party CRS hotel rooms through our GDS in 2012. See “Method of Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share and third-party hotel CRS room share calculations.

Looking forward, we expect to benefit from attractive growth in our end markets. Euromonitor expects a 5% CAGR in air travel and hotel spending from 2013 to 2017 (Euromonitor Database). According to Gartner Enterprise, technology spending by the air transportation and hospitality industries is expected to grow significantly from $60 billion in 2013 to over $70 billion in 2017. Within our Travel Network business, we also expect our presence in economies with strong GDP growth and regions with faster air traffic growth, such as APAC, Latin America and MEA, will further contribute to the growth of our businesses. Similarly, our Airline Solutions reservations products, customers are weighted toward faster-growing LCC/hybrids, which represented approximately 45% of our 2012 PBs.

Innovative and Scalable Technology

Two pillars underpin our technology strategy: innovation and scalability. To drive innovation in our travel marketplace business, we make significant investments in technology to develop new products and add incremental features and functionality, including advanced algorithms, decision support, data analysis and other valuable intellectual property. This investment is supported by our global technology teams comprising approximately 4,000 employees. This scale and cross-business technology organization creates efficiency and a flexible environment that allows us to apply knowledge and resources across our broad product portfolio, which in turn fuels innovation. In addition, our investments in technology have created a highly scalable set of solutions across our businesses. For example, we believe our GDS is one of the most heavily utilized SOA environments in the world, processing more than 1.1 trillion system messages in 2013, with nearly 100,000 system messages per second at peak times. Our Airline and Hospitality Solutions business employs highly reliable software technology products and SaaS and hosted infrastructure. Compared to traditional in-house software installations, SaaS and hosted technology offers our customers advantages in terms of cost savings, more robust functionality, increased flexibility and scale, and faster upgrades. As an example of the SaaS and hosted scalability benefit, our delivery model has facilitated an increase in the number of PBs in our Airline Solutions business from 392 million to 513 million from 2009 to 2012. Our investments in technology maintain and extend our best-in-class technology platform which has supported our industry-leading product innovation. On the scale at which we operate, we believe that the combination of an expanding network and technology investments continues to create a significant competitive advantage for us.

Stable, Resilient, and Diversified Business Models

Travel Network and much of Airline and Hospitality Solutions operate with a transaction-based business model that ties our revenue to a travel supplier’s transaction volumes rather than to its unit pricing for an airplane ticket, hotel room or other travel product. Travel-related businesses with volume-based revenue models have generally shown strong visibility, predictability and resilience across economic cycles because travel suppliers have historically sought to maintain traveler volumes by reducing prices in an economic downturn.

Our resilience is also partially attributable to our non-exclusive multi-year travel supplier contracts, in our Travel Network business which typically have terms of three to five years. Similarly, our Airline Solutions business has contracts that typically range from three to seven years in length, and our Hospitality Solutions business has contracts that typically range from one to five years in length. Our Travel Network and Airline and Hospitality Solutions businesses also deliver solutions that are integral components of our customers’ businesses, and have historically remained in place once implemented. In our Travel Network business and our Airline and Hospitality Solutions business, 94% and 85% of our revenue was Recurring Revenue, respectively, in 2012.

In addition to being stable, our businesses are also diversified. Travel Network and Airline and Hospitality Solutions generate a broad geographic revenue mix, with a combined 41% of revenue generated outside the United States in 2012. None of our travel buyers or travel supplier customers accounted for more than 10% of our revenue for the nine months ended September 30, 2013 or the fiscal year ended December 31, 2012.

Strong, Long-Standing Customer Relationships

We have strong, long-standing customer relationships with both travel suppliers and travel buyers. These relationships have allowed us to gain a deep understanding of our customers’ needs, which positions us well to continue introducing new products and services that add value by helping our customers improve their business performance. In our Travel Network business, for example, by providing efficient and quality services, we have developed and maintained customer relationships with TMCs, major corporate travel departments and most of our top travel suppliers for at least 20 years. Through our Travelocity business, we have gained important insights into what online travel companies need in order to best serve their customers, and we are able to leverage that knowledge to develop products and services to address those needs.

We believe that our strong value proposition is demonstrated by our ability to retain customers in a highly competitive marketplace. For each of the fiscal years 2012, 2011 and 2010, our Customer Retention rate for Travel Network was 99%. For our Airline Solutions business, our Customer Retention rate was 100%, 99% and

81%, respectively, for the fiscal years 2012, 2011 and 2010 and our Customer Retention rate for our Hospitality Solutions business was 96%, 98% and 96%, respectively, for the same periods. See “Market and Industry Data and Forecasts—Certain Market and Industry Terms” for a description of Customer Retention.

Deep and Experienced Leadership Team with Informed Insight into the Travel Industry

Our management team is highly experienced, with comprehensive expertise in the travel and technology industries. Many of our leaders have more than 20 years of experience in multiple segments of the travel industry and have held positions in more than one of our businesses, which provides them with a holistic and interdisciplinary perspective on our company and the travel industry.

By investing in training, skills development and rotation programs, we seek to develop leaders with broad knowledge of our company, the industry, technology, and specific customer needs. We also hire externally as needed to bring in new expertise. Our blend of experience and new hires across our team provides a solid foundation on which we develop new capabilities, new business models and new solutions to complex industry problems.

Our Growth Strategy

We believe we are well-positioned for future growth. First, we expect the continued macroeconomic recovery to generate strong travel growth, compounded by the continuing trend towards the outsourcing of travel technology. In addition, we are well-positioned in market segments which are growing faster than the overall travel industry, with leading market positions in our Travel Network business in Latin America and APAC. In our Airline Solutions reservations systems, LCC/hybrids accounted for approximately 45% of our PBs in 2012 and are growing traffic faster than traditional airlines. Supported by these industry trends, both our Travel Network and our Airline and Hospitality Solutions businesses have significant opportunities to expand their customer bases, further penetrate existing customers, extend their geographic footprint and develop new products. We intend to capitalize on these positive trends by executing on the following strategies:

Leverage our Industry-Leading Technology Platforms

We have made significant investments in our technology platforms and infrastructure to develop robust, scalable software as well as SaaS and hosted solutions. We plan to continue leveraging these investments across our organization, particularly in our Travel Network and Airline and Hospitality Solutions businesses, to catalyze product innovation and speed-to-market. We will also continue to shift toward SaaS and hosted infrastructure and solutions as we further develop our product portfolio.

Expand our Global Travel Marketplace Leadership

Travel Network intends to remain the global B2B travel marketplace of choice for travel suppliers and travel buyers by executing on the following initiatives:

•	Targeting Geographic Expansion: From 2009 to 2012, we increased our GDS-processed air bookings share in Brazil, the Middle East and Russia by 525 bps, 523 bps and 240 bps, respectively. We currently have initiatives in place across Europe, APAC and Latin America to further expand in those regions.

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Attracting and Enabling New Content in the Travel Marketplace: We are actively adding new travel supplier content to reinforce the virtuous cycle of our Travel Network business as well as generate revenue directly through incremental booking volumes associated with the new content. We have been successful in converting notable carriers that previously only used direct distribution such as JetBlue and Norwegian to join our GDS, and we believe there is a similar opportunity to increase participation of less-penetrated content types like hotel properties, where we estimate that currently only approximately one-third participate in a GDS. In addition to attracting new supplier content, we aim to expand the content available for sale from existing travel suppliers, including ancillary revenue—a category of airline revenue that is projected to increase 18% from 2012 to 2013 according to IdeaWorks. We see additional opportunities to capitalize on this trend, including support of our airline customers’ branded fare initiatives.

•	Continuing to Invest in Innovative Products and Capabilities: The development of cutting-edge products and capabilities has been critical to our success. We plan to continue to invest significant resources in solutions that address key customer needs, including data analytics and business intelligence (e.g., Sabre Dev Studio, Hotel Heatmaps, Contract Optimization Services), mobility (e.g., TripCase) and workflow optimization (e.g., Sabre Red App Centre, TruTrip).

Drive Continued Airline and Hospitality Solutions Growth and Innovation

Our Airline and Hospitality Solutions business has been a key growth engine for us, increasing revenue by 44% and Adjusted EBITDA by 34% from 2009 to 2012. We believe Airline and Hospitality Solutions will continue to drive company growth through a combination of underlying customer and market growth, as well as through the following strategic growth initiatives.

•	Invest in Innovative Airline Products and Capabilities: We have a long history of innovation. For example, we were the first technology solutions provider to use predictive analytics to help airlines maximize revenue per seat (e.g., revenue integrity) and we were one of the first third-party reservations systems to enable mobile check-in. We see a continued opportunity to innovate in areas such as retailing solutions, data analytics and business intelligence offerings and mobile capabilities.

•	Continue to Add New Airline Reservations Customers: Over the last four years, we have added airline customers representing over 110 million annual PBs from many innovative, fast-growing airlines such as Etihad Airways, Virgin Australia, JetBlue and LAN. Although the number of new reservations opportunities varies materially by year, T2RL expects that contracts representing over 1.3 billion PBs will come up for renewal between 2014 to 2017, of which over 75% are non-Sabre customers.

•	Further Penetrate Existing Airline Solutions Customers: We believe there is an opportunity to sell more of our extensive solution set to our existing customers. Of our 2012 customers in T2RL’s top 100 passenger airlines, 35% used one or two non-reservations solution sets, 35% had three to five and 31% had more than five. Historically, the average revenue would approximately triple if a customer moved from the first category to the second, and nearly triple again if a customer moved to the third category. Leveraging our brand, we intend to continue to increase adoption of our products within and across our existing customers.

•	Invest Behind Rapidly Growing Hospitality Solutions Business: Our Hospitality Solutions business has grown rapidly, with 21% revenue CAGR from 2009 to 2012, and we are focused on continuing that growth going forward. We currently have initiatives to grow in our existing footprint and expand our presence in APAC and EMEA, which collectively accounted for only 30% of our Hospitality Solutions business revenue in 2012. We plan to accomplish this through a combination of cross-selling additional products to our existing customers, expanding our global reseller network and enhancing our product offering.

Continue to Focus on Operational Efficiency Supported by Leading Technology

As an organization, we have a track record of improving operational efficiency and capitalizing on our scalable technology platform and operating leverage in our business model. We have expanded Adjusted EBITDA margins by over 595 bps since 2009 in our Travel Network business while growing the business and introducing new products. We intend to continue to increase our operational efficiency, by following a shared capabilities, technology and insights approach across our businesses. For example, through the Expedia SMA we intend to reduce direct costs associated with Travelocity and expect to improve our Adjusted EBITDA by leveraging Expedia’s long-term investment in its technology platform to increase conversion, improve operational efficiency, and shift our focus to Travelocity’s strengths in marketing and retailing. We will continue to work toward identifying operational and technological efficiencies while continuing to support our investments and strategic priorities to maintain our leadership position in the travel industry.

Our Businesses

Travel Network

Travel Network is our global B2B travel marketplace and consists primarily of our GDS and a broad set of solutions that integrate with our GDS to add value for travel suppliers and travel buyers. The distribution platform component of a GDS serves the role of a transaction processor for the travel industry, while the value-added integrated solutions make the GDS a true marketplace. Our GDS facilitates travel by efficiently bringing together travel content such as inventory, prices, and availability from a broad array of travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with a large network of travel buyers, including online and offline travel agencies, TMCs and corporate travel departments. We deliver value to our travel buyer customers by providing them with comprehensive and competitive travel content. Similarly, we bring value to our travel supplier customers by providing efficient and cost-effective distribution and merchandising services reaching approximately 400,000 travel agents. We are one of the largest GDS providers in the world, with a 37% share of GDS-processed air bookings in 2012. More specifically, we are the #1 GDS provider in North America and also in higher growth markets such as Latin America and APAC. In those three markets, our GDS-processsed air bookings share was approximately 50% on a combined basis in 2012. See “Method of Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share calculation.

We expect Travel Network’s market position in economies with robust GDP growth, such as APAC, Latin America and MEA, will drive continued growth for our businesses, while the strength of our GDS in large, developed regions, such as North America and Europe, positions us for stable growth as the recovery from the global economic downturn continues. In addition, we believe that our business benefits from a virtuous cycle. As we add more supplier content to our marketplace, we experience increased participation from buyers of travel. This, in turn, encourages travel suppliers to contribute additional content to our marketplace, driving a virtuous cycle. Based on Total Billable Transactions, our Travel Network business has grown by a 4% CAGR from 408 million in 2009 to 465 million in 2012.

For additional segment information, see Note 20, Segment Information, to our unaudited consolidated financial statements included elsewhere in this prospectus and Note 22, Segment Information, to our audited consolidated financial statements included elsewhere in this prospectus.

Travel buyers can shop and book approximately 400 airlines, 125,000 hotel properties, 27 car rental brands, 50 rail carriers, 16 cruise lines and 200 tour vendors using our GDS. In 2013, our systems processed over $100 billion of travel spend, including sales from our joint venture partners.

Our travel marketplace also includes advanced capabilities and automated solutions that, among other things, enable travel suppliers and travel buyers to operate more efficiently, optimize their performance across various metrics and provide insight into customer booking patterns. Through our GetThere products, we offer a suite of tools that tailor these services to corporate travel departments, providing capabilities such as facilitating rate negotiations, simplifying compliance with corporate travel policies and tracking business travel online. We are continually investing to enhance our solution offerings, such as our data analytics and business intelligence capabilities, and to enable emerging travel technologies and innovative apps, including mobile. For example, our product offerings include TripCase, our mobile and web traveler services platform that provides passengers with mobile itinerary management and real-time trip details.

In addition, we serve a large portion of APAC through our regional joint venture partners, including Abacus and Infini. 100% of the GDS transactions of these joint venture partners are processed and powered by our GDS.

Relative to our competitors, we believe we are the travel marketplace of choice among many global travel buyers, with:

•	over 50% of the GDS-processed air bookings of the four largest global TMCs (American Express, Carlson Wagonlit Travel, BCD Travel, and Hogg Robinson Group) in 2012;

•	over 80% of the BTN 100, which are the corporations with the largest travel expenditures as measured by their 2012 U.S. booked air volume, among our customers;

•	65% GDS-processed air bookings share of the top four leading OTAs (Expedia, Priceline, Travelocity and Orbitz) in 2012; and

•	a Customer Retention rate of 99% in 2012.

Strategy

We are executing on a number of strategies to support our future growth going forward, including:

Targeting Geographic Expansion. We intend to accelerate the growth of our leading technology-enabled solutions by deepening our presence in high-growth geographies. We believe that our strategies will position our solutions to better serve travel suppliers and travel buyers in those geographies as travel consumption grows. With our global content, strength in the corporate segment, and industry-leading search technology, we have a demonstrated ability to rapidly expand our geographic footprint. For example, from 2009 to 2012, we drove GDS-processed air bookings share in Brazil, the Middle East and Russia by 525 bps, 523 bps and 240 bps, respectively. We are currently pursuing a number of initiatives to continue our geographic expansion, including:

•	European growth: Expand our presence in Europe, including high-growth Eastern European markets, by leveraging our global relationships with travel suppliers and travel buyers operating in those markets and by adapting our product capabilities to meet regional needs. For example, we are implementing dynamic schedule updates to additional European airlines to improve scheduling accuracy through the GDS, and we are integrating hotel pricing components in certain markets to improve travel agent workflow.

•	APAC growth: Secure our leadership position by optimizing our strategic partnerships, leveraging our corporate relationships and continuing to add APAC-focused travel suppliers. For example, we have recently added Jetstar and PAL Express.

•	Latin American growth: Add agency customers and enhance travel content in key Latin American countries with differentiated and innovative products. For example, Total Trip, a graphical module that sells prepaid hotels and is integrated with the Sabre Red Workspace, has gained significant popularity among our Latin American customers.

Attracting and Enabling New Marketplace Content. We are actively adding content to reinforce the virtuous cycle of Travel Network and drive revenue directly through incremental bookings. We believe there are two broad categories of opportunities to do so:

•	Add new supplier segments: Historically, we have grown the number and participation levels of travel suppliers. For example, we have increased the utilization of our GDS by airlines such as JetBlue and Virgin Australia in 2010 and 2013, respectively. Beyond air content, we believe there is a significant opportunity to add other types of content, such as hotel properties. We estimate that, as of September 2013, approximately one-third of hotel properties participate in a GDS, compared to 91% of Representative Airlines, weighted by PB volume. We believe this is an attractive opportunity and we are pursuing innovative strategic options, such as working with hotel aggregators, to access this and other segments. We have leveraged our product innovation to add new supplier segments. App developers, for example, have used the Sabre Red App Centre to allow new content types, such as town car service, to be added to the marketplace.

•	Add new travel content from existing suppliers: We aim to increase the types of travel content available on our GDS from existing suppliers. Many travel suppliers, especially airlines, are separately monetizing ancillary products that were previously bundled with seat inventory or other core content at no additional charge. Sabre was the first travel solutions provider to enable airlines to sell ancillary products such as seat assignments through the GDS. Global airline ancillary revenue is expected to increase 18% from 2012 to 2013, according to a recent analysis published by IdeaWorks. Suppliers are also seeking to create personalized offers based on individual traveler and shopping information. Sabre’s Custom Offers gives travel suppliers the ability to create personalized offers such as special rates and room upgrades for hotels, and premium seating or check-in for airlines. As airlines and other travel suppliers continue to expand ancillary products, personalized offers, and travel products, we intend to deliver solutions to sell these offerings and differentiate ourselves as an effective marketplace.

Continuing to Invest in Innovative Products and Capabilities. In addition to extending our marketplace and technology leadership with our GDS solution, we strive to develop new products to enhance the value of our Travel Network offering. We have focused our investment efforts on addressing travel suppliers’ and travel buyers’ most significant business needs, including:

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Mobile: Mobile platforms have created new ways for customers to research, book and experience travel and are expected to account for over 30% of online travel sales by 2017, according to Euromonitor Report. To address this need, we launched TripCase, a mobile travel app, in 2009. TripCase is a mobile tool that allows travel suppliers, agencies, and corporations to anticipate traveler needs (e.g., the ability to manage, revise, and check their journey itinerary and preferences) in real-time. As a result of adding enhanced capabilities, we have been able to rapidly accelerate user adoption. Since the beginning of 2012 through 2013, we have multiplied the TripCase consumer user base six-fold from approximately 400,000 to approximately 2.5 million. Over 15,000 agencies and 26 airlines are now using TripCase for itinerary management and document delivery to their customers. Our mobile success has also won industry-wide recognition. For example, TripCase was named the “Best Mobile Solution” by Eye for Travel. In 2013, Sabre launched TripCase Corporate, the travel industry’s first set of integrated corporate features on mobile, which is designed to improve travel programs for corporations while also simplifying business travel for employees. We intend to continue pursuing mobile innovation with TripCase and other solutions, including new mobile offerings for other key point-of-sale and service tools, such as our recently launched and rapidly growing Sabre Red Mobile Workspace.

•	Data Analytics and Business Intelligence: Travel suppliers and travel buyers are increasingly focused on data analytics to inform and enable better decision-making. In fact, according to SITA, 100% of surveyed airlines are investing in business intelligence solutions. Our data-rich platform contains significant travel-related data such as shopping and purchasing behavior. Our customers can benefit from tools that allow data-driven insights. We are developing products to satisfy this demand. For example, Sabre Dev Studio offers travel and non-travel businesses access to the most comprehensive travel data set in the world; in fact, over 3,500 companies rely on Sabre’s application programming interfaces, travel data streams, and notification services to power their applications and websites. Hotel Heatmaps allow hotel suppliers to analyze shopping and conversion volume by customer segment over time. Contract Optimization Services uses sophisticated analytics around booking trends, origin/destination data and other data to help travel management companies and their corporate customers optimize their travel policies. We believe these and several other business intelligence solutions position us well to capitalize on the positive secular trends around data analytics.

•	Workflow Optimization: We believe that our innovative workflow tools are significant differentiators that encourage TMC and corporate participants in the travel ecosystem to choose Travel Network. As a result, the development of new and improved workflow tools has long been a tenet of our innovation strategy. For example, with Sabre Red Workspace, we created a pioneering, fully graphical interface that is now used by thousands of travel agents. In 2012, we introduced Sabre Red App Centre, the world’s first online B2B marketplace to connect travel buyers with application providers. With access to over 150 different applications, travel agencies can service a wide range of business needs, from tracking agent productivity to converting currency to building trip plans for clients. Sabre Red App Centre was recognized as one of the Top 20 Best Ideas to Steal of 2012 by Information Week. In 2013, we announced our plans to develop TruTrip, which is designed to help corporate travel managers and TMCs manage and track bookings regardless of the channel through which they were booked.

Geographic Scope

As of September 30, 2013, approximately 400,000 travel agents in 145 countries on six continents use our GDS. Additionally, more than half of Travel Network’s employees are located outside North America. We are one of the largest GDS providers in the world, with a 37% share of GDS-processed air bookings in 2012. More specifically, we are the #1 GDS provider in North America and also in higher growth markets such as Latin America and APAC. In those three markets, our GDS-processed air bookings share was approximately 50% on a combined basis in 2012. See “Method of Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share calculation. By growing internationally with our TMC and OTA customers and expanding the travel content available on our GDS to target regional traveler preferences, we anticipate that we will maintain share in key developed markets and grow share in Europe, APAC and Latin America.

Internationally, we market our GDS both directly and through joint venture and distribution arrangements. Our marketing partners principally include airlines that have strong relationships with travel agents in APAC and the Middle East as well as entities that operate regional computer reservations systems or other travel-related network services. With the combined strength of our technology and content as well as our partners’ local commercial skills and market knowledge, these partnerships allow us to achieve critical mass in key growth, gain traction in local markets and accelerate our share growth and distribution reach with lower risk. Through these partnerships, we are able to form strong relationships with key airlines and other travel suppliers that we can utilize in our other businesses.

Travel Network’s joint venture and distribution partners include:

•	Abacus, a B2B travel e-commerce provider that is based in Singapore and operates in APAC. We own 35% of the joint venture and Abacus International Holdings, a consortium of eleven Asian airlines, owns the remainder. Travel Network provides Abacus with data, transaction processing and product development services.

•	Travel Network Middle East, which provides technology services, bookable travel products and distribution services for travel agencies, corporations and travel suppliers in the Middle East. We own 60% of the joint venture and Gulf Air Company GSC owns 40%.

•	Infini, one of the two largest travel e-commerce providers in Japan. Infini is owned 40% by Abacus International Holdings and 60% by All Nippon Airways and provides booking capability for air, hotel and car rental. Travel Network provides Infini with data and transaction processing and product development services.

•	Non-equity marketing arrangements with agreements with: (i) Glodis Travel Technology Ltd in the Ukraine, (ii) InterguideAir Ltd in Nigeria, and (iii) Emirates in the UAE and in a number of countries in Africa. Sabre has a 40% investment in ESS Electroniczne Systemy Sprzedazy Sp.Zo.o, a product development and tour distribution business in Poland. Each of these distributes our products and services in selected countries in EMEA.

Key Metrics

During the fiscal year ended December 31, 2012, Travel Network generated 465 million Total Billable Transactions. Our Recurring Revenue, as a percentage of total revenues, was 94% in the nine months ended September 30, 2013, and in each of 2012, 2011, and 2010. See “Method of Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share calculation. For additional segment information, see Note 20, Segment Information, to our unaudited consolidated financial statements included elsewhere in this prospectus and Note 22, Segment Information, to our audited consolidated financial statements included elsewhere in this prospectus.

Product Offering

In its early years, our B2B travel product offering was comprised of our GDS, which had shopping, booking and fulfillment capabilities for airline seats, and later, hotel and other travel inventory. As our travel buyers’ and travel suppliers’ businesses have become increasingly complex, Travel Network adapted its offerings to include a broad set of products and services that bring additional value to our customers and help them use the marketplace more effectively. Today, Travel Network is a global B2B travel marketplace that offers content from a broad array of travel suppliers, including approximately 400 airlines, 125,000 hotel properties, 27 car rental brands, 50 rail carriers, 16 cruise lines and 200 tour vendors, to tens of thousands of travel buyers, including online and offline travel agencies, TMCs and corporate travel departments.

In addition to our GDS, which provides shopping, booking and fulfillment services, we provide a wide range of products and services to our four customer segments: (i) suppliers, (ii) agencies, (iii) corporations and travelers, and (iv) other travel industry participants. The following graphic illustrates the various components of our Travel Network business, including the original capabilities supported by our GDS in addition to the enhanced capabilities now available through our global travel marketplace:

We continue to develop and offer data-driven business intelligence tools that provide all of our customers with decision support and reporting capabilities to manage customer, vendor, agency and competitive performance. For example, we offer customized low fare shopping tools that automate the ticket shopping and exchange process as well as highly differentiated contract and pricing optimization services that allow agencies, TMCs and corporate travel departments to manage the placement of travel content during the shopping process to optimize travel savings and improve compensation from preferred suppliers and fare markups.

We offer solutions for travel suppliers that help them display, promote and differentiate their brands and products globally; generate, maximize and secure revenue; and obtain, analyze and utilize relevant and accurate data for strategic decision-making. Our marketplace supports key travel supplier needs, such as airline codesharing and marketing and optimization capabilities. Our solutions also provide multi-channel merchandising capabilities that allow for distribution of ancillary products as well as dynamic pricing, inventory and revenue management tools. For example, Sabre Custom Offers provides travel suppliers with the ability to create personalized offers such as special rates and room upgrades for hotels and premium seating or check-in for airlines based on known customer characteristics and preferences.

We measure our ability to find low fares every day, consistently finding that our GDS outperforms competitors in this critical capacity. The most recent third-party evaluation by Fried & Partner found that Sabre finds the lowest fares more often than leading competitors in all regions around the world. Further, the study found that our GDS also finds more itineraries that travelers want to buy, both in terms of time of day and length of travel times.

Travel Network also offers many advanced products and capabilities that add value for travel agencies. Our GDS offers an award-winning user-friendly interface and flexible search parameters, including the option to search for hotels that adhere to Global Sustainable Tourism Council standards. It also offers travel agencies post-booking automation providing quality control checks, ticketing and documentation support. More than 200,000 offline travel agencies in 143 countries access our GDS using Sabre Red Workspace. Sabre Red Workspace is our primary travel agency point of sale software and includes features such as customizable screen displays to maximize preferred supplier agreements, customizable process automation, integration with travel agency applications, tools and websites, and new mobile tablet access points. OTAs can access our GDS through Sabre Web Services, our primary point of sale for customers that require access to our global travel marketplace through web services.

We also provide travel agencies with integrated solutions that allow them to improve workflow, maximize revenue, reduce costs and improve customer service. For example, our ClientBase solution includes a CRM system that provides complete profile, contact and trip management abilities for developing and maintaining customer relationships and increasing productivity as well as a marketing tool that allows travel agents to select suppliers, create, track and send targeted marketing programs and obtain tracking reports to measure success.

For corporations and the travel agencies and corporate travel departments that serve them, we offer GetThere, a tool that automates the travel shopping and booking process, facilitates rate negotiations with suppliers, simplifies compliance with corporate travel policies, tracks information to safeguard business traveler security, integrates with the customer’s expense reporting system and includes customer loyalty and business performance capabilities.

Our B2B travel business product offerings also reach a variety of other travel customer segments. We serve end consumers through TripCase, our mobile and web traveler services platform that keeps travelers informed of their trip itineraries and booking information for all reservations made, regardless of booking origin. For new entrants to the travel industry and Sabre-certified third-party developers, we offer the ability to create and monetize Sabre Red Apps, an array of applications designed to meet travel agency needs and made available through the Sabre Red App Centre, the industry’s first B2B app marketplace. Through our Sabre Dev Studio, we provide tools, support and revenue opportunities to these new travel industry players and non-traditional GDS consumers who want access to our travel information and large global network of travel suppliers and travel buyers. Our developer tools include a portfolio of Sabre application programming interfaces travel data streams, software development kits, notifications services, documentation and sample code. Travel Network also provides data, transaction processing and product development services to our regional joint venture partners, including Abacus and Infini.

Customers

Customers of Travel Network include:

•	travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines, tour operators and others;

•	corporate travel departments;

•	OTAs, offline travel agencies and TMCs;

•	travelers; and

•	other sellers of travel and consumers of travel information.

As of September 30, 2013, approximately 400,000 travel agents in more than 145 countries on six continents use our GDS, making reservations with approximately 125,000 travel suppliers around the world. We intend to increase our international presence by expanding the travel content available on our GDS to target regional traveler preferences.

Because of strong products and services, the top ten airline and top ten travel agency customers of our Travel Network have been customers for more than a decade with their diverse technology needs supported by the breadth of our products and services. Because of our success in winning and retaining long-standing customers, we believe the vast majority of our revenue is predictable and stable. Our Recurring Revenue percentage for our Travel Network business was approximately 94% in the nine months ended September 30, 2013 and in each of 2012, 2011 and 2010. Our customer relationships are rooted in our partnership approach with customers.

Airlines. Approximately 400 airlines, including full service carriers and LCC/hybrids from all regions of the world, choose to market and sell their inventory through our GDS. Unlike airline direct distribution, our GDS supports codesharing functionality that allows our airline customers to market their services with partner carriers and creates opportunities for low fare value. Our largest Travel Network suppliers include American Airlines, Delta, US Airways, United, Air Canada, Lufthansa, Air France, British Airways and Emirates, but no customer contributed more than 10% to Travel Network’s revenue for the nine months ended September 30, 2013 or the fiscal year ended December 31, 2012. Over the last several years, notable carriers that previously only distributed directly, including JetBlue and Norwegian, have adopted our GDS. Other carriers such as EVA Airways and Virgin Australia have recently upgraded their technical connections and increased the level of content they market and sell through our GDS.

In our Travel Network business, we enter into participating carrier distribution and services agreements with airlines. Our contracts with major carriers typically last for three to five year terms and are generally subject to automatic renewal at the end of the term, unless terminated by either party with the required advance notice. Our contracts with smaller airlines generally last for one year and are also subject to automatic renewal at the end of the term, unless terminated by either party with the required advance notice. We have 28 planned renewals in 2014 (representing approximately 28% of our Travel Network revenue for the nine months ended September 30, 2013) and 24 planned renewals in 2015 (representing approximately 4% of our Travel Network revenue for the nine months ended September 30, 2013), assuming we reach multi-year agreements for the contracts expected to be renewed in 2014. Although we renewed 24 out of 24 planned renewals in 2013 (representing approximately 32% of Travel Network revenue for the nine months ended September 30, 2013), we cannot guarantee that we will be able to renew our airline contracts in the future on favorable economic terms or at all.

Because travel agents and travelers are interested in comparison shopping among available offerings, we seek to secure (and generally have been able to secure, with important exceptions) agreements with airlines by which the airline agrees to provide most or all of their publicly available fares for distribution through our GDS. However, to ensure that travel agents using our GDS are competitive, these agreements also typically require that the airline does not discriminate against travelers that book using our GDS and do not impose surcharges on such bookings. So long as the carrier abides by its content and other commitments, we generally agree to display, load, and process carrier data in a non-discriminatory manner. Fees are generally transaction-based, and pricing depends upon various factors, such as the airline’s size, home market, product offering and price, and the length of its relationship with us. However, airlines are not contractually required to distribute their content exclusively through our GDS. These airline contracts contain standard representations and warranties, covenants and indemnification provisions.

Other travel suppliers. A broad portfolio of other travel suppliers also distribute their inventory through our GDS, including approximately 125,000 hotel properties, 27 car rental brands, 50 rail lines, 16 cruise lines and 200 tour vendors. Our largest hotel customers include Hilton, Marriott International, Starwood and Intercontinental. Our contracts with our hotel customers typically last from three to five years and typically renew automatically unless terminated by either party with the required advance notice. Our leading car rental brands include Hertz, Avis Budget and Enterprise. Our contracts with car rental companies and cruise lines generally last from two to seven years, and typically renew automatically unless terminated by either party with the required advance notice. We have enjoyed long-term relationships with our travel suppliers, with some relationships exceeding ten years with respect to cruise lines and thirty years with respect to hotels and car rental companies.

Hotels pay transaction-based bookings fees based on rooms booked. Car rental companies and cruise lines pay transaction-based booking fees. For car rental companies, booking fees are calculated based on the number of bookings for vehicle pickup. For cruise lines, booking fees are based on each sailed cabin. These hotel, car rental and cruise line contracts contain standard representations and warranties, covenants and indemnification provisions.

Corporate travel departments. Travel Network serves corporate travel departments through our GDS and other solutions, particularly through our GetThere products. Due to our service and product offerings, we have relationships with corporate travel departments that have been established for over a decade. Illustrative customers include Accenture, Apple, AT&T, BP, GE, Oracle, UBS and UPS. Corporate travelers are more likely to require flexible scheduling and more complex itineraries, with reservations completed much closer to the departure date, and therefore provide significantly higher revenue per trip. As of December 31, 2012, over 80% of the BTN 100, which are the corporations with the largest travel expenditures, choose to use our global travel marketplace.

Our contracts with major corporate customers typically last three to five years and generally renew automatically for successive one to three year periods unless terminated by either party with the required advance notice. Corporate travel buyers pay a one-time set up fee and monthly fees based on the number of bookings made through the system. These contracts with corporate travel departments contain standard representations and warranties, covenants and indemnification provisions.

Travel agencies. OTAs and TMCs were the two largest global travel agency segments in 2012. Our principal OTA customers are Expedia, Travelocity and Despegar. The four largest global TMCs are American Express Travel, Carlson Wagonlit Travel, BCD Travel, and Hogg Robinson Group, each of which has had a non-exclusive business relationship with us for more than 20 years. We serve large travel agencies and TMCs that process travel for the U.S. government. We also have thousands of other regional travel agency customers that serve business, leisure and/or niche travelers.

We typically have three to five year contracts with our major travel agency customers. Our contracts with TMCs and offline travel agencies typically renew automatically, but the vast majority of our contracts with online travel agencies do not automatically renew. Most travel agencies can terminate the contract anytime without cause with the required advance notice. A meaningful portion of our travel buyer agreements, typically representing approximately 15% to 20% of our bookings, are up for renewal in any given year. These contracts with major travel agency customers contain standard representations and warranties, covenants and indemnification provisions.

A travel agency contracts with us for use of our technology, which enables and enhances the agency’s business operations by providing efficient access to broad travel supplier content and the ability to book, reserve and manage such content. Travel agencies are typically paid a booking incentive by us for each booking that generates revenue for us from a travel supplier, sometimes after certain minimum booking levels are met. Our contracts with larger travel agencies often increase the incentives when the travel agency process a certain volume or percentage of its bookings through our GDS. Sometimes we pay incentives in advance based on an anticipated level of bookings, but the travel agency must repay or rebate some or all of the incentive if the anticipated level of bookings is not met. Smaller agencies do not typically have volume or share-based incentives of this kind. Our contracts with travel agencies contain standard representations and warranties, covenants and indemnification provisions.

Travelers. Travel Network serves travelers directly through TripCase, our mobile and web traveler services platform and through GetThere, for business travelers. We are also expanding our offerings to business travelers through initiatives such as enhanced online and mobile access to itinerary and trip planning information.

Other Sellers of Travel and Consumers of Travel Information. We provide travel data, merchandising, transaction processing and product development services to many other customers, including other travel marketplaces, metasearch engines, new entrants to the travel industry, developers and industry analysts.

Competitors

Travel Network competes with several other travel marketplace providers, including both regional and global players. In addition to Sabre, other key global B2B travel marketplace providers include:

•	Amadeus, which is headquartered in Spain and operates the Amadeus distribution system. Amadeus is owned in part by Air France, Iberia and the parent company of Lufthansa. Amadeus owns a minority stake in Topas, a Korean regional travel marketplace. Based on MIDT data, 35% of its total 2012 GDS-processed air bookings were concentrated in Western Europe, specifically Germany, France, Spain, the United Kingdom, Italy, Norway and Sweden.

•	Travelport, which is headquartered in the United Kingdom and owns three separately-operated travel marketplace systems, Galileo, Apollo and Worldspan.

Sabre is one of the largest GDS providers in the world, with a 37% share of GDS-processed air bookings in 2012. More specifically, we are the #1 GDS provider in North America and also in higher growth markets such as Latin America and APAC. In those three markets, our GDS-processed air bookings share was approximately 50% on a combined basis in 2012. We believe GDS-processed air bookings share is a good proxy for overall share in the business because air bookings comprise the vast majority of the total bookings of the three GDSs. See “Method of Calculation” for an explanation of the methodology underlying our GDS-processed air bookings share calculation.

As with other intermediaries in the marketplace, Travel Network strives to provide a variety of attributes to our travel buyer and travel supplier customers. See “Industry—Global Distribution System and Travel Marketplace—Competitive Environment” for a discussion of the factors on which such intermediaries compete.

In addition to competing with other GDSs, our GDS competes with local distribution systems and travel marketplace providers primarily owned by airlines or government entities and operate primarily in their home countries, including TravelSky in China and Sirena in Russia and the Commonwealth of Independent States.

Our GDS also competes with direct distribution by travel suppliers, in which travel suppliers bypass travel agencies and sell their services directly through their own websites and distribution channels. See “Risk Factors—Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses.” In addition, travel suppliers incur a booking fee which is, on average, only approximately 2% of the value of the booking by using the GDS. Therefore, the revenue generated through the GDS leads to a return on investment that is attractive compared to the incremental cost, in part because many of the tickets sold on the GDS platform, are more expensive long-haul and business travel tickets (particularly those originating outside the home country of the airline) as well as tickets with additional booking complexity (e.g., multiple airline itineraries). These platforms also offer a particularly cost-effective means of accessing markets where a travel supplier’s brand is less recognized by using local travel agencies to reach end consumers.

The value of the GDS platform is further reinforced by both the new content that continues to enter the system and by participation rates—we estimate that Representative Airlines have a 91% participation rate in a GDS (weighted by PB volume), as of September 2013. Over the last several years, notable carriers that previously only distributed directly, including JetBlue and Norwegian have adopted our GDS. Other carriers such as EVA Airways and Virgin Australia have further increased their participation in our GDS. Other studies also underscore the value of the global travel marketplace, including a recent TravelClick study showing that agents’ use of GDSs for hotel booking is growing faster than their use of any other channel.

In addition to other GDSs and direct distributors, there are a number of other competitors in the travel distribution marketplace. We compete with local distribution systems and travel marketplace providers that are primarily owned by airlines or government entities and operate primarily in their home countries, including TravelSky in China and Sirena in Russia and the Commonwealth of Independent States. New entrants in the travel space, including Google (through Google Hotel Finder and Flight Search), TripAdvisor and Kayak offer metasearch capabilities that direct shoppers to supplier websites and/or OTAs. The impact of these new entrants on the Travel Network business model remains uncertain. See “Risk Factors—Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses.” Third-party aggregators, such as FareLogix, TravelFusion and AgentWare, offer solutions to book travel content from a variety of sources, including options outside of our GDS, though their offerings have not yet been widely adopted by travel agents or travel suppliers due to cost and technology issues. Also, peer-to-peer options for travel services such as accommodations, tours and car sharing that do not distribute through our GDS are becoming increasingly popular among consumers worldwide.

Our corporate travel booking tool, GetThere, competes with similar offerings from travel agencies, airlines and other travel suppliers, including Concur Technologies, Deem, KDS, eTravel and Egencia.

Airline and Hospitality Solutions

Our Airline and Hospitality Solutions business offers a broad portfolio of software technology products and solutions, through SaaS and hosted delivery model, to approximately 225 airlines, 4,800 hospitality providers and 700 other travel suppliers. In 2012, our Airline Solutions business represented 83% of Airline and Hospitality Solutions revenue and our Hospitality Solutions business represented the remaining 17%. We believe our flexible software and systems applications help automate and optimize our customers’ business processes, including reservations systems, marketing tools, commercial planning solutions and enterprise operations tools and that our deep domain expertise and product capabilities enable our customers to address more complex business problems as they grow.

Compared to traditional in-house software installations, our SaaS and hosted models drive value for our customers in a variety of ways: (i) lower total ownership costs (i.e., acquisition costs and operating costs of a solution) as centralized hosting allows our customers to reduce their in-house software and hardware capital outlay, management and maintenance expenses; (ii) a “pay-as-you-go” cost structure, which allows our customers to spread their costs over time and link their IT expense with their growth; (iii) more robust functionality than would be cost-effective to develop in-house; (iv) scalable delivery that allows us to adapt our services to changes in our customers’ technological systems as they grow; and (v) a platform for faster deployment of upgrades compared to traditional installations.

The SaaS and hosted approach also benefits our business. On the revenue side, by moving away from one-time license fees to recurring monthly fees, our revenue stream has become more predictable and sustainable. On the cost side, the SaaS and hosted models’ centralized deployment allows us to save time and money by reducing maintenance and implementation tasks and lowering operating costs.

Strategy

We believe the following strategies will help us continue to grow and realize the potential of Airline and Hospitality Solutions:

Invest in Innovative Airline Products and Capabilities. We plan to continue investing in innovative technology products that solve the travel industry’s most pressing business problems, as illustrated below:

•	Retailing: According to IdeaWorks, ancillary airline revenue, such as the sale of checked bags, was worth more than $36 billion in 2012. We have invested and continue to invest to enable airlines to distribute and sell these ancillary products, and we continue to focus on delivering additional retailing innovation, including customer-centric merchandising and enhanced ancillary revenue optimization.

•	Mobile: Mobile platforms have created new ways for customers to research, book and experience travel, and are expected to account for over 30% of online travel sales by 2017 according to Euromonitor Report. Accordingly, travel suppliers, including airlines and hospitality providers, are upgrading their systems to allow for delivery of services via mobile platforms from booking to check-in to travel management. A recent SITA survey found that 97% of airlines are investing in mobile channels with the intention of driving mobile across the entire travel experience. This mobile trend also extends to the use of tablets and wireless connectivity by the airline workforce, for example automating cabin crew services and providing flight crews with electronic flight bags, which we are addressing through our eFlight Manager product family. As airlines increasingly leverage mobile workforce solutions, we are investing in mobile capabilities that enable a connected airline, such as electronic flight management solutions that provide real-time connectivity between the cockpit and the airport operations control center.

•	Data analytics and business intelligence: Business intelligence is one of the top two most important airline IT investment areas, according to SITA. We currently sell PRISM, an innovative data solution that provides advanced decision support for airlines to maximize the value of their corporate contracts. Looking forward, we are investing in products such as a platform for applications that can support data analytics across multiple systems. Rules can be applied to this aggregated data to influence decision-making, business processes, and forecasts to create innovative solutions in areas such as customer centricity, revenue management, and airline operations.

Continue to Add New Airline Reservations Customers. Over the last four years, we have added airline customers, representing over 110 million in annual PBs from many fast-growing airlines such as Etihad Airways, Virgin Australia, JetBlue and LAN. Although the number of new reservations opportunities varies materially by year, T2RL expects that contracts representing over 1.3 billion PBs will come up for renewal between 2014 to 2017, of which over 75% are non-Sabre customers. We plan to utilize our strong product set, customer relationships and sales team to successfully address and compete for this wave of opportunity.

Further Penetrate Existing Airline Solutions Customers. We believe our solution set is one of the most extensive in the industry and positions us to address the diverse needs of our customers. We have already established commercial relationships with approximately 225 passenger carrier customers, including 81 of T2RL’s top 100 passenger airlines, providing ample opportunity to sell more of our solutions to our existing customers. For example, of our 2012 customers in T2RL’s top 100 passenger airlines, 35% had one or two non-reservations solution sets, 35% had three to five and 31% had more than five. Historically, the average revenue would approximately triple if a customer moved from the first category to the second, and nearly triple again if a customer moved to the third category. Leveraging our brand, we intend to continue to increase adoption of our products within and across our existing customers.

Invest Behind Rapidly Growing Hospitality Solutions Business. Our Hospitality Solutions business has grown rapidly, with 21% revenue CAGR from 2009 to 2012, and we are focused on continuing to drive that growth going forward. We currently have initiatives to grow in our existing footprint and expand our presence in APAC and EMEA, which collectively made up only 30% of our Hospitality Solutions business revenue in

2012. We plan to accomplish this through a combination of strategies, including increasing our share of wallet with customers, expanding our global reseller network and providing more integrated products. For example, we are planning to launch an integrated Hospitality Management Solution which combines previously siloed products such as reservations and PMSs. In a recent survey we conducted, a majority of hotels with ten or more properties stated they would be interested in purchasing such an integrated solution when they next upgrade their PMS.

Airline Solutions

Our Airline Solutions business provides industry-leading and comprehensive software solutions that help our airline customers better market, sell, serve and operate. We offer dynamic and customizable reservations software that supports all the essentials of a passenger service system. Our other software solutions help an airline make important decisions around marketing and planning, merchandising offerings and managing network operations. Over the past 25 years, we have built a broad portfolio of solutions that we believe are distinctive in the industry in their ability to collectively solve airlines’ most complex problems.

We believe we offer the airline industry the broadest choices available in the marketplace across reservations systems, marketing and planning solutions and enterprise operations solutions, due to the following attributes:

Broadest portfolio of integrated solutions. In a fragmented competitive landscape, we offer the broadest portfolio in the business, which enables airlines to leverage a single relationship to address increasingly complex and interconnected business problems. Our competitors, most of which specialize in either one solution or a limited functionality set, cannot easily replicate our ability to provide the comprehensiveness we provide in a single relationship. Our wide range of offerings also equips us with multiple strategies to win new customers and further penetrate our existing customers. For example, we can serve airlines that have already developed in-house functionalities or that use other third-party solutions providers by providing solutions that meet needs outside the capabilities of their existing solutions and build on these relationships over time to cross-sell additional solutions.

Flexible capabilities. Unlike other solutions providers, whose offerings are often optimized to serve airlines of a particular scale, our solutions are designed to serve airlines of various sizes and business models, and are able to accommodate change in an airline’s scale and business processes. For example, we believe we are well-positioned to serve LCC/hybrids as they evolve and add new services such as new classes of service, aircraft diversity, international flying and codesharing, becoming more complex and requiring more advanced technology solutions. Furthermore, the modular nature of our products allows us to integrate with non-Sabre systems.

Industry expertise. Our deep industry expertise allows us to enhance our solutions, as we understand how our solutions integrate with airlines’ technology and business processes. Many of our team members have roots in the airline industry, having used or developed airline systems and processes as former airline employees.

SaaS delivery. We offer many of our reservations systems and software applications through SaaS and hosted delivery. Not only does the SaaS and hosted models allow the airline to refocus its resources on revenue-generating and customer-facing services instead of on maintaining technology, it also closely links an airline’s software expenses with business growth, as software usage is typically related to passenger volumes or other relevant operating metrics. Through our SaaS and hosted delivery, we are able to consistently release new functionalities and provide software hosting of higher quality than what a typical airline could afford on its own.

Key Metrics

Our reservations system, offered through our SabreSonic Customer Sales and Service (“SabreSonic CSS”) product line, is our core offering, comprising 57% of overall Airline Solutions revenue for the nine months ended September 30, 2013. We consider the following key metrics for our reservations system to be representative of our overall Airline Solutions business:

•	Because of our long-standing relationships with customers, the importance and value of our solutions to an airline’s ability to generate revenue, and the benefits of incumbency, we believe the vast majority of our revenue is predictable and stable based on transaction volumes. Our Recurring Revenue, as a percentage of total revenue, was 83%, 83%, 83%, and 81%, in the nine months ended September 30, 2013, and in 2012, 2011, and 2010, respectively.

•	In 2012, our Airline Solutions business processed reservations for 513 million PBs, representing a 9% CAGR from 2009.

For additional segment information, see Note 20, Segment Information, to our unaudited consolidated financial statements included elsewhere in this prospectus and Note 22, Segment Information, to our audited consolidated financial statements included elsewhere in this prospectus.

Product Offering

We offer reservations systems and software applications in three functional suites: SabreSonic Customer Sales & Service, comprising 57% of our overall Airline Solutions revenue, Sabre AirVision Marketing & Planning, comprising 27% of our overall Airline Solutions revenue, and Sabre AirCentre Enterprise Operations, comprising 16% of our overall Airline Solutions revenue for the nine months ended September 30, 2013. Our broad portfolio provides a comprehensive solutions offering that automates key airline processes, from planning to reservations to operations. Our solutions are backed by extensive expertise in passenger sales and service, decision support, optimization, business processes, and operations management. Many of our solutions are available through SaaS and hosted delivery and are complementary with one another as well as in-house and other third-party solutions, allowing customers to bundle components that best suit their needs.

Airlines typically buy our solutions from within our functional suites, but we are increasingly engaging with our customers on cross-portfolio opportunities at the executive level. To address this opportunity, we are offering several new products and services which combine competencies from across our functional suites to provide holistic solutions. For example, we are developing our mobile platform to include features that enable airlines to extend capabilities to their customers and staff like mobile check-in and itinerary management. We are also investing in a platform for applications that can support data analytics across multiple systems.

As with many software solutions providers, we offer a range of professional services and support services that enable customers to optimize the value derived by our solutions in the context of their individual business strategies. We also offer business consulting services which draw upon the depth and breadth of our industry expertise to craft solutions that best fit our customers’ specific needs.

Reservations Systems: SabreSonic Customer Sales & Service

Our SabreSonic CSS reservations offerings provide comprehensive capabilities around managing sales and customer service across an airline’s diverse touch points. These capabilities are designed to drive airline revenue, operational efficiency, and customer experience. Our core platform and various add-on solutions are designed to serve airlines of various sizes and business models and are able to accommodate change in an airline’s scale and business processes. For example, we believe we are well-positioned to serve LCC/hybrids as they evolve and add new services such as new classes of service, aircraft diversity, international flying and codesharing, becoming more complex and requiring more advanced technology solutions. SabreSonic CSS includes the following solution families:

Solution Family	Description
Sales & reservations	Fully integrated core inventory and reservations platform that supports the various steps of an airline’s sales process. Enables airlines to manage and shop inventory, configure offerings, book seats and ancillaries, generate and manage tickets and process payments across all points of direct and indirect sales. This fully integrated solution powers an airline’s internet booking engine, call center, inventory control, loyalty system, data warehouse, and departure control. Customer profiles ensure customer data availability at all touch points, enabling a consistent customer experience and the ability to provide differentiated service to specific passengers. Supports the various sales and service elements of partnership agreements such as interline, codeshare, and alliance participation, allowing airlines to provide a seamless customer experience across partner carriers. Distributes an airline’s merchandising strategy across all channels and enables inventory management through enhanced inventory controls, segmentation, and real-time planning. Ticketing capabilities deliver a robust automated exchange and refunds processing solution, provide comprehensive reporting and reconciliation for monitoring sales activities, and enable multiple forms of local and international payment options including credit cards, PayPal, Bill Me Later and e-Bank.

Airport solutions	Departure control system that manages passenger check-in and aircraft boarding; includes passenger self-service capabilities such as mobile check-in, kiosk check-in, web check-in and gate reader. Enables automated merchandising of ancillaries and accurate collection of ancillary fees to support an airline’s merchandising strategy, reduces staffing costs with self-service solutions, streamlines agent productivity through an intuitive user interface and ensures efficient flight loading and safety with an integrated weight and balance application.

Airline retailing	E-commerce platform that provides fundamental tools for customer acquisition, merchandising, booking and itinerary management. Accessible to consumers via web, mobile, and kiosk. Capabilities include branded fares and ancillary sales, targeted deal management, and self-service exchange and refund management.

B2B distribution	Agency management tool that integrates with the airline retailing e-commerce solution to track bookings for agencies that do not participate in electronic billing and settlement plans, automates the sales reporting process and allows airlines to assess the credit liability of its agency community.

Solution Family	Description

Platform services	Tool that allows airlines to develop their own user-friendly graphical interfaces and automated processes to quickly solve complex business problems across multiple third-party systems; using this tool, airlines can build their own solutions that are easy to develop, customize, maintain, and deploy in multiple environments. Web services allow airlines to control and differentiate their customer touch points by accessing core sales and service capabilities through a robust, efficient programming interface that focuses on the presentation layer, where differentiation is most critical.

Irregular operations (IROPS) reaccommodation	Integrated add-on solution that manages reaccommodation of passengers when flight schedules change, including automatic inventory search, itinerary adjustment and passenger notification, and coordinates other aspects of irregular operations recovery, such as crew reassignment and flight schedule adjustment.

Customer centricity	Loyalty programs and rules engines for effective CRM, enabling an airline to provide a differentiated customer experience that reflects the airline’s unique brand. Enables an airline to leverage data from multiple systems, combined with rules engines, to create a personalized customer experience across different touch points.

Marketing & Planning: Sabre AirVision

Our Sabre AirVision Marketing & Planning is a set of strategic airline commercial planning solutions that focuses on helping our customers improve profitability and develop their brand. Our Sabre AirVision offerings include:

Solution Family	Description
Network planning and scheduling	Solutions that manage and support network planning decisions, such as data analysis to design revenue-maximizing city pairs and network layouts. Includes tools to manage service dates and times, fleet and airport gate assignments and codeshare agreements against different demand levels, operating cost scenarios, and spill/recapture rates. Airlines can optimize departure times in an entire hub to maximize connections and revenue, evaluate potential profitability of different forecasted routes using what-if scenarios, and perform close-in re-fleeting to optimize capacity against demand right up until boarding time.

Pricing and revenue management	Solutions that manage different aspects of revenue flows for passenger and cargo airlines, including cross-channel fares management, yield management and revenue integrity to identify and address fraudulent bookings. A pricing decision support solution helps airline analysts examine relevant market data to make optimal pricing decisions. A group management solution manages airline group traffic that optimizes group pricing and availability decisions based on the booking’s impact to total network revenue. Revenue management solutions leverage customer choice modeling to more accurately forecast future demand. A revenue integrity solution performs real-time reviews of bookings as they are made to identify unintentional and deliberate booking rule violations, and then returns them to inventory so they can be purchased by paying customers.

Solution Family	Description

Sales and revenue analysis	Solutions that manage corporate contracts and includes market intelligence tools that leverage our proprietary data set, which provides a complete, aggregated view of true market demand developed by blending 50 input sources from across the industry. Commercial intelligence tools also incorporate data from across an airline’s own network to provide analysis for decision support. A revenue accounting solution ensures fast and accurate settlement by automating the accounting of revenue across multiple airline systems.

Onboard catering and provisioning	Solutions that manage in-flight services to optimize customer experience and brand perception, including provision planning, ordering materials, galley management and business intelligence. This solution reduces labor-intensive tasks with automated planning, decreases overall inventory carrying costs, and integrates with multiple systems to centralize pricing decisions and management of multiple vendors.

Enterprise Operations: Sabre AirCentre

Our Sabre AirCentre Enterprise Operations is a set of strategic solutions that drive operational effectiveness through holistic planning and management of airline, airport and customer operations. The Sabre AirCentre suite focuses on improving efficiency, controlling costs, and managing change through maximizing operational control. Our Sabre AirCentre offerings include:

Solution Family	Description
Flight management	Solutions that manage aircraft flight operations, including developing flight plans and schedules, providing maps and weather information, and tracking aircraft. A flight plan solution determines the optimal route based on airline priorities regarding fuel conservation, time, and revenue, and then it automates the costly routine processes associated with flight plan distribution. An aircraft-to-ground messaging system reduces delays by providing vital information prior to gate arrival and automating data transfer for aircraft initialization at takeoff. A situational display solution provides an integrated display of flight information, weather, and operational data that enables real-time operational decision-making to improve efficiency, productivity, and customer experience. An electronic flight bag not only transitions the airline from a paperless to an electronic environment for flight operations, it also enhances communications and reduces delays by integrating aircraft into the airline network.

Operations management	Solutions that forecast and fulfill long-range crew needs, optimize crew placement while complying with industry and government regulations and schedule requirements, manage crew movements, ensure accurate payroll, assign aircraft to flight schedule during regular and irregular operations and track aircraft movements on the ground. These solutions also enable adjustment of aircraft and crew schedules in response to interference causing irregular operations; the integrated approach enables early monitoring of impending operational disruptions, making the process of resolving them more efficient, which reduces costs and improves the customer experience.

Solution Family	Description

Airport management	Solutions that manage airline usage of airport resources, such as gate operations and usage as well as airport staff scheduling, rosters and operations. A gate management solution optimizes on-time performance through demand-driven resourcing, proactively addresses potential issues to reduce operational disruptions, and reduces tarmac waiting times and associated fuel burn. A ground support equipment planning solution used scenario modeling to forecast ground equipment needs and optimize resource planning across an airport. A hub management solution provides an integrated view of data needed to plan and mange every aircraft turnaround, providing the visibility required for efficient operations. A staff management solution enhances airport handling operations through sophisticated planning models, visual alerts, and streamlined information access to help plan and manage optimal daily staff planning and deployment of the associated handling tasks.

Customers

As of September 30, 2013, we served approximately 225 passenger airlines of all sizes and in every region of the world, including LCC/hybrids, global network carriers and regional network carriers. We also served more than 700 other customers such as airports, cargo and charter airlines, corporate aviation fleets, governments and tourism boards. We have a global customer base, serving 81 of T2RL’s top 100 passenger airlines, which represent the majority of PBs worldwide, based on 2012 PBs, as reported by T2RL, combined with our own competitive industry insights. We have recently won reservations system contracts from Etihad Airways, LAN, WestJet, Virgin Australia, Virgin America and JetBlue.

We serve the following types of airlines:

LCC/hybrids. LCC/hybrids are typically carriers that have become more operationally complex as they evolve away from a model focused on low cost and simplified operations. LCC/hybrids also tend to be thought leaders in the industry and grow faster, adding codesharing capabilities and new cabin classes, distributing through more indirect channels and diversifying their fleets. Examples of LCC/hybrids include Virgin America, Lion Air and JetBlue. A number of our recent customer acquisitions have been in this customer segment, with approximately 45% of our PBs represented by LCC/hybrids in 2012. In our airline reservations products, our travel supplier customer base is weighted towards this faster growing customer segment relative to our nearest competitor which has less than 10%. This leading presence among LCC/hybrids provides us with strong organic growth potential, as these carriers have recently grown faster than network carriers. As our growing LCC/hybrid customers demand additional solutions and capabilities, we can take advantage of these built-in opportunities to further increase our penetration of these customers.

Global network carriers. These carriers are typically large full-service airlines with a global presence that tend to participate in major global alliances. Examples of global network carriers include Delta, British Airways and Japan Airlines. We estimate that global network carriers, each of which serves over 25 million PBs per year, together boarded approximately one-third of PBs worldwide, as reported by T2RL in 2012.

Regional network carriers. These network carriers range in size but generally tend to focus primarily on one geographic region. They tend to be more price sensitive and less operationally complex than the global network carriers. Examples of regional network carriers include Virgin Australia and Vietnam Airlines. Mid-size and large regional carriers, which have a moderate level of complexity in their reservations requirements, are more likely than global network carriers to rely on third-party solutions providers for reservations functionality.

Our contracts tend to be non-exclusive multi-year agreements, with our reservations systems contracts generally lasting between five to ten years and software solutions contracts generally lasting between three to five years. We typically price our offerings based on relevant metrics that scale with the customer’s business, such as PBs for reservations or number of aircraft for flight planning. Airlines commit to annual minimum volumes of such relevant metrics. If actual number of units is less than the annual minimum volume commitment, the airline will pay for any shortfall up to the annual minimum volume commitment. Our transaction-based fees are generally paid on a monthly basis. These contracts contain standard representations and warranties, covenants and indemnification provisions.

Although airline reservations contracts representing less than 5% of Airline Solutions’ 2012 are scheduled for renewal in each of 2014 and 2015, airline reservations contracts representing approximately 10% of Airline Solutions’ 2012 revenue are scheduled for renewal in each of 2016 and 2017. We cannot guarantee that we will be able to renew our solutions contracts in the future on favorable economic terms or at all.

Competitors

The airline software industry is very competitive and highly fragmented. We are currently aware of over 100 competitors providing many types of reservations systems and software applications solutions.

The closest competitor to us in terms of size and breadth of product offering is Amadeus. We also compete with traditional technology companies such as HP, Unisys and Navitaire (a division of Accenture) and with airline industry participants such as Jeppesen (a division of Boeing), Lufthansa Systems, and SITA. In addition, various point solutions providers such as PROS, ITA Software, Datalex and Travelport compete with us on a more limited basis in several discrete functional areas. We differentiate ourselves by offering the broadest portfolio of software solutions, including reservations, marketing and planning and enterprise operations systems solutions in more than a dozen different areas of expertise. We have a competitive advantage in offering a comprehensive portfolio through a single relationship as compared to our competitors, most of which specialize in either one solution or a limited functionality set.

There are also airlines that develop their own software applications and reservations systems in-house, some of which use a third-party mainframe in their data center and outsource the operation to a services vendor such as IBM or HP. Some regional carriers buy the spare capacity in a larger airline’s reservations systems, which is often based on a common language or an alliance relationship. As airlines continue to move toward relying on third-party solutions providers for the technology that they currently host in-house, we believe our flexible, scalable and broad portfolio, SaaS and hosted delivery model, strong penetration in the market with a focus on high-growth segments, industry expertise and customer support position us well to continue gaining share in airline software applications and reservations systems.

We are the second largest provider of passenger reservations systems, with an 18% share of airline PBs, according to T2RL PSS, following closely behind Amadeus, which accounts for 21% share and leading Navitaire, which accounts for 12% share. Despite facing significant implementation costs involved in switching passenger sales and service systems providers, a number of airlines have recently migrated from Amadeus and Navitaire systems to our SabreSonic CSS system, including Etihad Airways and Virgin Australia. Navitaire focuses on serving ultra low-cost carriers, as their passenger sales and service system is a simplified version of the traditional model of selling airline seats, while our system can accommodate the increased complexity of LCC/hybrids and network carriers.

We also believe that we have the leading portfolio of airline marketing and operations products across the solutions that we provide, based on our internal share estimates calculated based on our market intelligence combined with 2012 T2RL airline data.

Hospitality Solutions

Our Hospitality Solutions business provides industry-leading distribution, operations and marketing solutions to more than 4,800 hotel suppliers around the world that collectively own over 18,000 properties. Our offerings include reservations systems, PMSs, marketing services through our customers’ various distribution channels and consulting services that optimize distribution and marketing. With our comprehensive portfolio of SaaS solutions and value-added services, we believe we are well-positioned to add value in the hotel industry and to address the continued global growth and complexity of operational, distribution and marketing needs.

We are a leading provider of hospitality solutions to hotel suppliers based on the following:

•	Leader in reservations. Our CRS platform serves over 13,000 properties and approximately 80 chain codes globally. Historically, generating GDS hotel bookings has been the primary reason that hotels use CRS services. Based on our estimates, in 2012, we had the largest hospitality CRS solution based on our approximately 26% market share of third-party CRS hotel rooms distributed through our GDS, with our next closest competitor at 17%. See “Method of Calculation” for an explanation of the methodology underlying our third-party hotel CRS bookings share calculation.

•	Leading web-based PMS. Our innovative PMS is used by more than 4,500 properties globally and we believe our product is one of the leading third-party web-based PMSs. Our PMS platform complements our industry-leading CRS platform and we expect to launch an integrated hospitality management suite that will centralize all distribution, operations and marketing aspects to facilitate increased accuracy, elimination of redundancies, and increased revenue and cost savings. In a recent internal survey, a majority of hotels with ten or more properties stated that they would be interested in purchasing this type of integrated PMS-CRS web-based solution when they next upgrade their PMS. Over time, we expect that this system will change the industry approach to distribution and guest management, as well as drive greater cross-utilization among our customer base.

•	Industry expertise. Our deep industry expertise in hotel distribution enhances the value of our solutions, which help hotels manage content across multiple global, regional, and local distribution channels more effectively. Our Hospitality Solutions business leadership team has an average of over 16 years of hospitality industry experience, and our industry expertise stems from relationships with hotels, travel agencies and distribution partners going back over 20 years.

•	Scalable SaaS delivery. We offer the vast majority of our solutions as SaaS. This delivery model provides hotels, which previously performed these functions manually, with access to our state-of-the-art technology without prohibitive infrastructure costs. Our SaaS solutions platform is sophisticated enough to accommodate any hotel’s needs, from an independent hotel to a global chain with multiple brands and thousands of properties. We believe this sets us apart from many of our competitors and provides our customers with the scale needed to replace in-house technology and focus their resources to serve travelers.

Key Metrics

Our revenue growth is associated primarily with the product functionality and the scalability of our business due to the economies of scale realized through our SaaS delivery model. Our Recurring Revenue as a percentage of total revenue has remained high for our Hospitality Solutions business at 93%, 95%, 92%, and 91% for the nine months ended September 30, 2013 and in 2012, 2011, and 2010, respectively. For the nine month period ended September 30, 2013, we processed approximately 11 million room reservations. For additional segment information, see Note 20, Segment Information, to our unaudited consolidated financial statements included elsewhere in the prospectus and Note 22, Segment Information, to our audited consolidated financial statements included elsewhere in this prospectus.

Product Offering

We offer a comprehensive set of SaaS solutions for hoteliers to manage distribution, operations and marketing across multiple channels and segments globally. Customers can bundle components of our modular and integrated software offerings to create a solution that best suits their specifications. Our solutions can also be integrated with other hotel systems; as an active member of Open Travel Alliance and Hotel Technology Next Generation, we work with the most current XML standard interface specifications so that new interfaces can easily and quickly be added as needed.

Product Category	Description
Distribution	SynXis CRS: a web-based system that distributes a hotel’s inventory to various channels, including the GDS, our proprietary Guest Connect internet booking engine (which includes mobile booking capabilities), call center (which is offered as an outsourced service and/or an agent booking application called Voice Agent) and direct connections to third-party OTAs. Allows hotels to manage availability, rates and content across these channels and send targeted marketing messages to customers at the point of sale. Includes revenue management tools that integrate with other important property systems to provide a holistic view of a hotel’s revenue streams and help optimize revenue.

Operations	Sabre PMS: a web-based system that helps a hotel manage all aspects of its operations, with functionalities including inventory and reservations management, guest profile management, staffing, cleaning, back office and payment system integration, and a night audit/reporting module. Serves over 4,500 properties, including Red Roof Hotels and nine Wyndham brands.

Marketing	Include a broad portfolio of solutions including website design and hosting, search engine optimization, pay-per-click and online advertising, mobile solutions, social media marketing, content management systems, behavioral targeting and custom flash development. Also include the sale of Sabre GDS media, integration with CRM and loyalty systems and email marketing campaign management.

Other

Consulting services for revenue management, marketing campaign planning and CRM, partnering with our customers to provide education around and maximize the return on investment in our tools and services, identify new revenue opportunities and stay up to date on the latest industry trends.

Consortia/Request for Proposal (“RFP”) solution that targets certain customer segments to generate higher-revenue bookings than those generated through the internet. Comprised of (i) Sabre Hotel RFP, which provides hotels with leads for corporate travel contracts and sends hotel bids to corporations and agencies and (ii) Consortia Management Program, which markets preferred rates to qualified travel agent groups, or consortia, and helps establish strong relationships with major consortia agents for the corporate direct, leisure and general travel agency sectors.

Customers

The combination of our functionality, system flexibility, and ease of deployment has enabled significant global growth across all regions and customer segments. We have a global customer base with more than 18,000 hotel properties of all sizes, with 34% of hotel rooms distributed through our GDS for the nine months ended September 30, 2013 in North America, 9% in Latin America, 33% in EMEA and 24% in APAC. We have grown from approximately 2,400 customers in 2008 to more than 4,800 customers in 2013. The breadth of our customer base provides us with opportunities to cross-sell our many offerings to hotels with which we already have a relationship. The flexibility of our solutions allows us to serve hospitality customers that range from individual hotels to large chains comprised of thousands of properties. For example, we serve strong, stable brands such as Wyndham, Shangri-La Hotels and Resorts, Mandarin Oriental, Peninsula, Rosewood Hotels and Resorts, Preferred Hotel Group, Harrah’s, Kimpton and Red Roof Inns. Our tools help these branded chains manage their brand and distribution mix across multiple properties in multiple regions. In total, we represent approximately 80 different hotel brands and over 8,000 independent hotels. A large part of our strength and success in the independent hotel segment is due to our global reseller network of over 30 partners that allows us to extend our sales presence internationally in a cost-effective manner.

Our contracts usually have one to five year terms, and typically renew automatically for one to three year periods until notice of termination is given by either party prior to the end of the current term. Customers whose contracts allow termination at will may have to pay early termination fees or may only terminate after a certain period of time has passed. We receive configuration and monthly subscription fees from our customers. Monthly transaction fees are comprised of reservations fees per room booking, net of cancellations, in that month. Customers have agreed to annual or periodic reservations fee increases in many of our contracts. These contracts contain standard representations and warranties, covenants and indemnification provisions. Hospitality Solutions contract renewals are relatively evenly spaced, with approximately one-third of contracts representing approximately one quarter of Hospitality Solutions’ 2012 revenue coming up for renewal in any given year. We cannot guarantee that we will be able to renew our solutions contracts in the future on favorable economic terms or at all.

Competitors

We face competition across many aspects of our business but our primary competitors are in the hospitality CRS and PMS fields, including MICROS, TravelClick, Pegasus and Trust, among others. However, during 2012, we had the largest hospitality CRS solution, based on our approximately 26% market share of third-party CRS hotel rooms distributed through our GDS.

The chart below reflects the long-term trend of our third-party CRS market share (compared against certain key competitors) as measured by our GDS bookings. This metric is different from the metric we use elsewhere in this prospectus to describe our Hospitality Solutions’ overall market share, and we use it because we believe it accurately reflects the direction of the market over time. See “Method of Calculation” for an explanation of the methodology underlying these two different metrics.

There are also hotels that develop their own software applications and CRSs in-house. As hotels continue to move toward relying on third-party solutions providers for the technology that they currently host in-house, we believe our flexible, scalable and extensive portfolio, SaaS delivery model, focus on high-growth segments, industry expertise and customer support position us well to continue gaining share in the hospitality solutions industry.

Travelocity

Travelocity is our family of online consumer travel e-commerce businesses that serves primarily leisure travelers. We connect these travelers with travel products and services across well-known and trusted global brands. Through our websites, travelers can research, shop and book approximately 325 airlines, 105,000 hotels, all major car rental companies, most major cruise lines, numerous vacation and last-minute travel packages as well as access traveler reviews and other travel-related services.

Travelocity is comprised primarily of (i) Travelocity.com, an OTA focusing on the United States and Canada, (ii) lastminute.com, an OTA focusing on Europe, and (iii) TPN, our B2B offering that provides travel content and booking functionality to, as well as market and sell products and services through, private label websites for suppliers and distribution partners. Our brands such as Travelocity and lastminute.com remain well-recognized; for example, in February 2012, Travelocity was named the top travel site by the American Consumer Satisfaction Index, and, according to our internal brand trackers, as of December 2013, we were among the leaders in the United States in terms of brand awareness, as compared with our principal OTA competitors.

Founded in 1996, Travelocity.com was the first OTA and one of the first online retailers. In 2012, Travelocity was the fourth largest global OTA generating $7 billion in annual gross travel sales. Travelocity’s results have been adversely impacted by several factors in recent years, including margin pressure and reduced bookings on its websites. For the three years ended September 30, 2013, Travelocity experienced an approximately 8% compound annual revenue decline due to intense competition within the travel industry. This increased level of competition led to declines in fees on new long-term supplier agreements signed with several large North American airlines in 2012 and lower transaction volumes, which also impacted our media revenue. In order to help improve Travelocity results, we initiated plans in the third quarter of 2013 to shift our Travelocity businesses in the United States and Canada away from a high fixed-cost model to a lower-cost, performance-based revenue structure.

On August 22, 2013, Travelocity entered into an exclusive, long-term strategic marketing agreement with Expedia, in which Expedia will power the technology platforms for Travelocity’s existing websites as well as provide Travelocity with access to Expedia’s U.S. and Canadian supply and customer service platforms. This agreement represents a strategic decision to provide our customers with the benefit of Expedia’s long term investment in its technology platform as well as its supply and customer service platforms, which we expect to increase conversion and operational efficiency and allows us to shift our focus to Travelocity’s marketing strengths.

We believe Travelocity and lastminute.com have strong brand awareness. According to internal surveys, our brand consideration for Travelocity was the second highest among OTAs in North America, and our hotel shopping preference for lastminute.com was the highest among OTAs in the United Kingdom, which is lastminute.com’s primary market. We believe we can use this brand awareness and consideration to drive customer traffic and create opportunities for improving customer conversion. We are focusing our marketing efforts on promoting our brands, increasing brand recognition and customer loyalty, driving customer traffic and optimizing our return on marketing investment through a wide range of advertising channels. These advertising channels include offline advertising, paid search, search engine optimization, personalized traveler communications via our websites and through direct e-mail correspondence with our travelers, affiliate marketing and social media. We intend to continue improving upon Travelocity’s brand messaging and trading and marketing efficiency as well as finding new ways to lead by building deeper connections with customers, investing in differentiated content and engaging customers through social media.

Under the terms of the agreement, Expedia is required to pay us a performance-based marketing fee that will vary based on the amount of travel booked through Travelocity-branded websites that are powered by Expedia. The marketing fee we receive will be recorded as revenue and the cost we incur to promote the Travelocity brand and for marketing will be recorded as selling, general and administrative expense in our results of operations.

Pursuant to our Expedia SMA, we will continue to be liable for fees, charges, costs and settlements relating to litigation arising from hotels booked on the Travelocity platform prior to the Expedia SMA. However, fees, charges, costs and settlements relating to litigation from hotels booked subsequent to the Expedia SMA will be shared with Expedia according to the terms of the Expedia SMA. The Expedia SMA requires us to guarantee Travelocity’s indemnification obligations for liabilities that may arise out of such litigation matters, which may materially adversely affect our cash flows. Additionally, the Expedia SMA contains standard representations and warranties, covenants and indemnifications.

Expedia will use our GDS for shopping and booking of the air travel booked through Travelocity.com and Travelocity.ca until 2019, at which time it may choose to use another intermediary for a portion or all of such air travel, subject to earlier termination under certain circumstances. We do not expect that Expedia will use Travel Network for shopping and booking of a portion of non-air travel for Travelocity.com and Travelocity.ca after the launch of the Expedia SMA. Both parties started development and implementation after signing. By December 31, 2013, the majority of the online hotel and air offering had been migrated to the Expedia platform, and a launch of the majority of the remainder is expected in early 2014.

We also agreed to the Expedia Put/Call whereby Expedia may acquire, or we may sell to Expedia, certain assets relating to the Travelocity business. Our put right may be exercised during the first 24 months of the

Expedia SMA only upon the occurrence of certain triggering events primarily relating to implementation, which are outside of our control. The occurrence of such events is not considered probable. During this period, the amount of the put right is fixed. After the 24 month period, the put right is only exercisable for a limited period of time in 2016 at a discount to fair market value. The call right held by Expedia is exercisable at any time during the term of the Expedia SMA. If the call right is exercised, although we expect the amount paid will be fair value, the call right provides for a floor for a limited time that may be higher than fair value and a ceiling for the duration of the agreement that may be lower than fair value.

The term of the agreement is eight years, subject to certain termination provisions, and automatically renews under certain conditions. See “Risk Factors—Risks Related to our Business and Industry—The recently signed strategic marketing agreement with Expedia may not be successfully implemented or may not result in the benefits anticipated by the parties.”

Key Metrics

For the nine month period ended September 30, 2013, Travelocity gross travel booked was $5.5 billion. For additional segment information, see Note 20, Segment Information, to our unaudited consolidated financial statements included elsewhere in this prospectus and Note 22, Segment Information, to our audited consolidated financial statements included elsewhere in this prospectus.

Product Offerings

Our product offering includes:

•	Travelocity.com (including Travelocity.ca and Travelocity.mx), which is our consumer-facing full-service OTA offering for the Americas that serves primarily leisure travelers. Travelocity.com allows customers to reserve, book, and purchase a variety of airline tickets, hotel rooms, rental cars, cruises, and packaged vacations without the help of a travel agent.

•	lastminute.com, which is our European OTA brand, providing online access to 80,000 hotel properties and approximately 400 airlines worldwide as well as holiday packages, car hire, theater tickets and spa packages.

•	TPN, which is our B2B offering that expands Travelocity’s reach to consumer segments that prefer to make their travel purchases on websites other than ours. We provide travel content and booking functionality to, and market and sell products and services through, private label websites for our network of loyalty partners, online retailers, internet portals and supplier websites.

Competitors

Travelocity’s main competitors include:

•	other OTAs, of which the largest global businesses are Expedia, Orbitz and Priceline. These competitors continue to evolve by investing in marketing, international expansion, mobile platforms and new comparison models such as metasearch;

•	traditional offline travel agencies;

•	suppliers, such as airlines, hotels and car rental companies, many of which have their own branded websites;

•	search engines that have launched travel-focused initiatives, such as Google Flights and Microsoft Bing Travel. Although these search engines currently do not have the ability to directly fulfill travel bookings, they can direct customer traffic to other sites such as supplier websites where customers can book directly; and

•	metasearch companies, which aggregate travel search results from suppliers, OTAs and other travel websites. For example, Kayak may be able to drive new traffic to Priceline, by which it was recently acquired. TripAdvisor, the leading travel research and review website, has recently added metasearch functionality to some of its offerings.

See “Risk Factors—Risks Related to our Business and Industry—Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our Travel Network and Travelocity businesses.”

We compete on the basis of ease of use; price; customer satisfaction; availability of product type or rate; service; amount, accessibility and reliability of information; breadth of products offered and customers reached. We expect that the Expedia SMA will help us enhance the quality and breadth of our travel offerings, our competitive pricing and timely promotions, as well as the customer service and quality of our travel planning content and insight.

Research, Development and Technology

Introduction

We invest heavily in software development, delivery and operational support capabilities and strive for best-in-class products that we can provide for our customers. We operate standardized infrastructure in our data center environments across hardware, operating systems, databases, and other key enabling technologies to minimize costs on non-differentiators and allow us to focus on getting new features and products to market, innovation and making sure our products are future-ready, and ensuring that what we build is scalable and robust.

Our architecture has evolved from a mainframe-centric transaction processing environment to a highly secure and fit-for-purpose processing platform that we believe is one of the world’s most heavily used and resilient SOA environments. In 2013, our platform processed more than 1.1 trillion system messages, with peak volumes of nearly 100,000 system messages per second and an average response time of less than three seconds. Our data centers have more than 14,000 servers/virtual machines and leverage over 10,000 terabytes of storage.

A variety of products and services run on this technology infrastructure: high-volume air shopping systems; desktop-access applications providing continuous, real-time data access to travel agents; airline operations and decision support systems; an array of customized applications available through the Sabre Red App Centre, the industry’s first B2B app marketplace; and web-based services that provide an automated interface between us and our travel suppliers and customers. The flexibility and scale of our standardized SOA-based technology infrastructure allow us to quickly deliver a broad variety of SaaS and hosted solutions.

Product Development

A technology staff of approximately 4,000 employees and contractors provides varying skill sets to deliver quality and innovation to our customers. This staff is based around the world in six facilities located in Dallas-Fort Worth, Boston, Krakow, Bangalore, Montevideo and Buenos Aires. This global footprint puts us closer to our customers and gives our developers insight into local market needs that benefits our products and services. Additional offices around the world also lets us use a “follow the sun” approach, meaning that our development teams are active 24-hours-a-day in order to provide rapid time to market. We also have the flexibility to adapt quickly and re-allocate work across regions and businesses as needed.

Our core product development is complemented by dedicated analytics and operations research staff. This team, which includes individuals with advanced degrees in operations research, computer science, mathematics and statistics, applies the latest thinking on advanced algorithms and data analysis to drive continuous improvement in the innovation, efficiency, and performance of our products and services.

Processing and Storage Capacity

Sabre has significant processing and storage capacity to enable resilient operations and efficient processing of business volumes, leveraging multiple data centers around the world for production, certification, integration, and development environments.

The majority of our systems operate in a private cloud environment. This, coupled with a standardized infrastructure stack, enables rapid deployment of capacity and automation across the operational environment. Increasing levels of automation over time will enable us to continue to make better use of our processing and storage capacity and to increase the efficiency and speed with which we can deploy capacity to areas of need across our product set.

Operational Reliability and Performance

Our technology strategy is based on achieving company-wide stability and performance at the most efficient price point. Significant investment has gone into building a commoditized, centralized and standardized middleware environment with an emphasis on simplicity, security, and scalability. Teams of developers focus solely on the creation and improvement of core services that are leveraged in product development across our businesses, ensuring consistency and a common foundation for operational stability. In addition, our enterprise technology operations team leverage industry-standard Information Technology Infrastructure Library operational processes.

Disaster Recovery

Our primary data centers are Tier 3 facilities and have been built to provide a high-availability environment. They are designed to withstand most natural events, were placed geographically above flood lines and are in areas with very low probability of earthquakes. This physical design is coupled with operational and site management processes designed to eliminate points of failure and provide availability 24-hours-a-day, 7-days-a-week, 365-days-a-year. They have redundant power, advanced cooling systems, network infrastructure, fire detection, and emergency systems. The data centers are also equipped with comprehensive security systems to mitigate potential physical compromise of the facilities or services.

Data Security

We employ data protection measures in an effort to safeguard both corporate and customer data. Additionally, many initiatives are planned or are already underway to further strengthen our information security position.

We scan our credit card processing environment regularly, run annual internal and external penetration testing to identify vulnerabilities, and conduct annual risk assessments on applications and processes in order to maintain a high degree of data security awareness. See “Risk Factors—Regulatory and Other Legal Risks—Our collection, processing, storage, use and transmission of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views on data privacy or security breaches” and “Risk Factors—Regulatory and Other Legal Risks—We are exposed to risks associated with payment card industry (“PCI”) compliance” for more information about the data security related risks and requirements to which we are subject.

Much of our operational computing environment, including our mainframe systems, is managed by a third-party service provider, which allows us to capitalize on the service provider’s operational and security expertise. See “Risk Factors—Risks Related to Our Business and Industry.” We rely on the availability and performance of information technology services provided by third parties, including HP, which manages a significant portion of our systems” for more information about our relationship with third-party service providers.

Product and Service Quality

We operate several labs that have primary accountability for validating the functional capabilities of application code, confirming code compatibility and integration, and testing code performance for high volume resiliency. These capabilities support institutionalized application engineering best practices and formalized processes that mandate the implementation and use of specific testing environments for development, integration, and certification before code moves to production. Our software development life-cycle emphasis includes the execution of documented, traceable standards and measures from initiation of a product through retirement. These include specific architectural reviews, code inspections, and pre-release readiness reviews.

Operational Efficiency

We leverage SOA to build a standard infrastructure across our enterprise, which has allowed us to obtain efficient, streamlined operational support of our services and applications through enhanced and standardized deployment, discovery and visibility across business segments. Our operational environment has common systems and processes across the enterprise, standardized hardware and software, multi-core and virtualization technologies for efficiency and sustainability, and a data center footprint that allows for expansion and quick integration of any new data centers resulting from acquisition of other companies.

The focus on standardization during our multi-year move to an agile development approach has allowed teams to increase their throughput and reduce rework. Our product development teams are staying more in synch with internal and external customer needs through more frequent touch points, early demonstration of features and functions, and a continuous focus on quality, ensuring more alignment once products are delivered. In addition, the introduction of supporting tool sets that work well with the methodology and technology architecture for component-level testing have further increased productivity at the team level.

Finally, by strategically locating approximately half of our technology staff in various facilities and closely monitoring and adjusting our technology investment, we are able to introduce increasingly more advanced development and operational practices while reducing unnecessary resources and costs.

Intellectual Property

Companies in the travel and travel technology industries increasingly rely on patents, copyrights, trademarks, and trade secrets, as well as licenses of the foregoing. Such companies constantly develop new products and innovations, and the travel and travel technology industries are subject to constant and rapid technological change.

We use software, business processes and proprietary information to carry out our business. These assets and related intellectual property rights are significant assets of our business. We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures, and contractual provisions to protect these assets. The scope of such protection varies depending on the laws of the local jurisdiction, which, in some jurisdictions, may provide less protection than the laws of the United States. Moreover, the duration of protection varies between different types of intellectual property rights. We may seek patent protection on technology, software and business processes relating to our business, and our software and related documentation may also be protected under trade secret and copyright laws where applicable. We may also benefit from both statutory and common-law protection of our trademarks.

In addition, we license software and other intellectual property both to and from third parties. Although we rely heavily on our brands, associated trademarks, and domain names, we do not believe that our business is dependent on any single item of intellectual property, or that any single item of intellectual property is material to the operation of our business. Rather, we believe that our intellectual property provides a competitive advantage, and from time to time we have taken steps to enforce our intellectual property rights. See “We may not be able to protect our intellectual property effectively, which may allow competitors to duplicate our products and services” and “Intellectual property infringement actions against us could be costly and time consuming to defend and may result in business harm if we are unsuccessful in our defense” for more information about our intellectual property.

Insurance

We insure against certain corporate risks, including damage to our property and other material assets and business interruption. Our insurance coverage includes:

•	general civil liability and business automobile insurance umbrella and excess liability policies;

•	property, damages and business interruption policy;

•	director and officer liability policy;

•	IT services policies, including a policy for errors and omissions and Internet/cyber liability;

•	aviation policy covering third party bodily harm and/or property damage resulting from aircraft incidents;

•	workers’ compensation policy;

•	employee crime, kidnap and ransom policy;

•	fiduciary liability policy; and

•	supplemental policies for general liability, automobile liability and workers’ compensation for certain foreign locations, where required by local law.

While we consider that our insurance coverage is consistent with industry standards in light of the activities we conduct, we can provide no assurance that our insurance coverage will adequately protect us from all the risks that may arise or in amounts sufficient to prevent material loss.

Legal Proceedings

While certain legal proceedings and related indemnification obligations to which we are a party specify the amounts claimed, such claims may not represent reasonably possible losses. Given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new information or developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Litigation and Administrative Audit Proceedings Relating to Hotel Occupancy Taxes

Over the past nine years, various state and local governments in the United States have filed approximately 70 lawsuits against us and other OTAs pertaining primarily to whether Travelocity and other OTAs owe sales or occupancy taxes on some or all of the revenues they earn from facilitating hotel reservations using the merchant revenue model. The complaints generally allege, among other things, that the defendants failed to pay to the relevant taxing authority hotel accommodations taxes as required by the applicable ordinance. Courts have dismissed approximately 30 of these lawsuits, some for failure to exhaust administrative remedies and some on the basis that we are not subject to the sales or occupancy tax at issue based on the construction of the language in the ordinance. The Fourth, Sixth and Eleventh Circuits of the United States Courts of Appeals each have ruled in our favor on the merits, as have state appellate courts in Missouri, Alabama, Texas, California, Kentucky,

Florida and Pennsylvania, and a number of state and federal trial courts. The remaining lawsuits are in various stages of litigation. We have also settled some cases individually for nuisance value and, with respect to such settlements, have reserved our rights to challenge any effort by the applicable tax authority to impose occupancy taxes in the future.

Among the recent favorable decisions, on January 23, 2013, the California Supreme Court declined to hear the appeals of the City of Anaheim and the City of Santa Monica from lower court decisions in favor of Travelocity and other OTAs on the issue of whether local occupancy taxes apply to the merchant revenue model. We and other OTAs have also prevailed on summary judgment motions in San Francisco and Los Angeles. We believe these decisions should be helpful in resolving any other California cases, which are either currently pending or subsequently brought, in our favor.

Similarly, on January 23, 2013, the Missouri Court of Appeals upheld a lower court decision in favor of Travelocity and other OTAs on the issue of whether local occupancy taxes in the City of Branson apply to the merchant revenue model. On February 28, 2013, the First District Court of Appeals in Florida affirmed a summary judgment ruling in favor of Travelocity and other OTAs on the issue of whether local accommodation taxes levied by Leon County and 18 other counties in Florida apply to the merchant revenue model. The Florida Supreme Court is currently reviewing this decision. Likewise, on March 29, 2013, a federal district court in New Mexico granted summary judgment, ruling that OTAs are not vendors subject to hotel occupancy tax in New Mexico. On December 13, 2013, the Eleventh Circuit Court of Appeals affirmed summary judgment in our favor in a case that had been pending in Rome, Georgia, finding there was no evidence that we collected but failed to remit tax, that the counties could not recover on their common law claims, and that there is no basis in Georgia law (statutory or otherwise) for an award of back taxes.

Although we have prevailed in the majority of these lawsuits and proceedings, there have been several adverse judgments or decisions on the merits, some of which are subject to appeal.

Among the recent adverse decisions, on June 21, 2013, a state trial court in Cook County, Illinois granted summary judgment in favor of the City of Chicago and against Travelocity and other OTAs, ruling that the City’s hotel tax applies to the fees retained by the OTAs because, according to the trial court, OTAs act as hotel “managers” when facilitating hotel reservations. The court did not address damages. After final judgment is entered, Travelocity intends to appeal the court’s decision on the basis that we do not believe that we “manage” hotels.

On November 21, 2013, the New York State Court of Appeals ruled against Travelocity and other OTAs, holding that New York City’s hotel occupancy tax, which was amended in 2009 to capture revenue from fees charged to customers by third-party travel companies, is constitutional because such fees constitute rent as they are a condition of occupancy. We have been collecting and remitting taxes under the statute, so the ruling does not have any impact on our financial results in that regard.

On April 4, 2013, the United States District Court for the Western District of Texas entered a final judgment against Travelocity and other OTAs in a class action lawsuit filed by the City of San Antonio. The final judgment was based on a jury verdict from October 30, 2009 that the OTAs “control” hotels for purposes of city hotel occupancy taxes. Following that jury verdict, on July 1, 2011, the Western District of Texas concluded that fees charged by the OTAs are subject to city hotel occupancy taxes and that the OTAs have a duty to assess, collect and remit these taxes. We disagree with the jury’s finding that we “control” hotels, and with the Western District of Texas’ conclusions based on the jury finding, and intend to appeal the final judgment to the United States Court of Appeals for the Fifth Circuit.

We believe the Fifth Circuit’s resolution of the San Antonio appeal may be affected by a separate Texas state appellate court decision in our favor. On October 26, 2011, the Fourteenth Court of Appeals of Texas affirmed a trial court’s summary judgment ruling in favor of the OTAs in a case brought by the City of Houston and the Harris County-Houston Sports Authority on a similarly worded tax ordinance as the one at issue in the San Antonio case. The Texas Supreme Court denied the City of Houston’s petition to review the case. We believe this decision should provide persuasive authority to the Fifth Circuit in its review of the San Antonio case.

On September 24, 2012, a trial court in Washington D.C. granted summary judgment in favor of the District of Columbia on its claim that the OTAs are subject to hotel occupancy tax. The court has not yet addressed any questions related to damages, but is expected to do so during the first quarter of 2014. After final judgment is entered, Travelocity intends to appeal the court’s decision.

In late 2012, the Tax Appeal Court of the State of Hawaii granted summary judgment in favor of Travelocity and other OTAs on the issue of whether Hawaii’s hotel occupancy tax applies to the merchant revenue model. However, in January 2013, the same court granted summary judgment in favor of the State of Hawaii and against Travelocity and other OTAs on the issue of whether the state’s general excise tax, which is assessed on all business activity in the state, applies to the merchant revenue model for the period from 2002 to 2011.

As of September 30, 2013, we have expensed $41 million, which represents the amount we would owe to the State of Hawaii, prior to appealing the Tax Appeal Court’s ruling, in back excise taxes, penalties and interest based on the court’s interpretation of the statute. Of this amount, we have already paid $34 million, leaving an accrual of $7 million. Payment of such amount is not an admission that we believe we are subject to the taxes in question.

Travelocity has appealed the Tax Appeal Court’s determination that we are subject to general excise tax, as we believe the decision is incorrect and inconsistent with the same court’s prior rulings. If any such taxes are in fact owed (which we dispute), we believe the correct amount would be under $10 million. The ultimate resolution of these contingencies may differ from the liabilities recorded. To the extent our appeal is successful in reducing or eliminating the assessed amounts, the State of Hawaii would be required to refund such amounts, plus interest.

On May 20, 2013, the State of Hawaii issued an additional general excise tax assessment for the calendar year 2012. Travelocity has appealed this recent assessment to the Tax Appeal Court, and this assessment has been stayed pending a final appellate decision on the original assessment.

On December 9, 2013, the State of Hawaii also issued assessments of general excise tax for merchant rental car bookings facilitated by Travelocity and other OTAs for the period 2001 to 2012 for which we recorded a $2 million reserve in the fourth quarter of 2013. Travelocity intends to appeal the assessment to the Tax Appeal Court and does not believe the excise tax is applicable.

The aggregate impact to our results of operations for all litigation and administrative audit proceedings relating to hotel sales, occupancy or excise taxes for the nine months ended September 30, 2013 was $24 million, which amount includes all amounts paid to the State of Hawaii during that period. As of September 30, 2013, we have a remaining reserve of $16 million, included in liabilities on the consolidated balance sheet, for the potential resolution of issues identified related to litigation involving hotel sales, occupancy or excise taxes, which amount includes the $7 million accrual for the remaining payments to the State of Hawaii. Our estimated liability is based on our current best estimate but the ultimate resolution of these issues may be greater or less than the amount recorded and, if greater, could adversely affect our results of operations.

In addition to the actions by the tax authorities, four consumer class action lawsuits have been filed against us and other OTAs in which the plaintiffs allege that we made misrepresentations concerning the description of the fees received in relation to facilitating hotel reservations. Generally, the consumer claims relate to whether Travelocity and the other OTAs provided adequate notice to consumers regarding the nature of our fees and the amount of taxes charged or collected. One of these lawsuits was dismissed by the Texas Supreme Court and such dismissal was subsequently affirmed; one was voluntarily dismissed by the plaintiffs; one is pending in Texas state court, where the court is currently considering the plaintiffs’ motion to certify a class action; and the last is pending in federal court, but has been stayed pending the outcome of the Texas state court action. We believe the notice we provided was appropriate.

In addition to the lawsuits, a number of state and local governments have initiated inquiries, audits and other administrative proceedings that could result in an assessment of sales or occupancy taxes on fees. If we do not to prevail at the administrative level, those cases could lead to formal litigation proceedings.

Pursuant to our Expedia SMA, we will continue to be liable for fees, charges, costs and settlements relating to litigation arising from hotels booked on the Travelocity platform prior to the Expedia SMA. However, fees, charges, costs and settlements relating to litigation from hotels booked subsequent to the Expedia SMA will be shared with Expedia according to the terms of the Expedia SMA. Under the Expedia SMA, we are also required to guarantee Travelocity’s indemnification obligations to Expedia for any liabilities arising out of historical claims with respect to this type of litigation.

Litigation Relating to Value Added Tax Receivables

In the United Kingdom, the Commissioners for Her Majesty’s Revenue & Customs (“HMRC”) have asserted that our subsidiary, Secret Hotels2 Limited (formerly Med Hotels Limited), failed to account for United Kingdom VAT on margins earned from hotels located within the EU. This business was sold in February 2009 to a third-party and we account for it as a discontinued operation. Because the sale was structured as an asset sale, we retained Secret Hotels2 Limited with all potential tax liabilities in respect of the same. HMRC issued assessments of tax totaling approximately $11 million for the period October 1, 2004 to September 30, 2007. We appealed the assessments and in March 2010 the VAT and Duties Tribunal (“First Tribunal”) denied the appeal. We successfully appealed to the Upper Tribunal (Finance and Tax Chamber) which overturned HMRC’s assessments in July 2011. HMRC appealed this decision to the Court of Appeal, which handed down its decision in December 2012 finding against Secret Hotels2 Limited and upholding the decision of the First Tribunal in favor of HMRC. The decision orders Secret Hotels2 Limited to pay the assessments and interest subject to any right of further appeal to the United Kingdom Supreme Court. The United Kingdom Supreme Court granted us leave to appeal on May 28, 2013 and we subsequently submitted our intention to proceed. A hearing date for the appeal is scheduled in January 2014. Additionally, HMRC agreed to stay payment of the assessments, penalties and interest pending the appeal. While we continue to believe that the merits of our case are valid, we have recorded a reserve of $17 million as of September 30, 2013 included in liabilities of discontinued operations on the consolidated balance sheet.

Additionally, HMRC has begun a review of other parts of our lastminute.com business in the United Kingdom based on the Court of Appeal decision described above. We are currently unable to determine the amount of any assessments that may be made, if any. However, if assessments are made and upheld such amounts could be material to our results of operations. We continue to believe that we have paid the correct amount of VAT on all relevant transactions and will vigorously defend our position with HMRC or through the courts if necessary.

Litigation Relating to Patent Infringement

In April 2010, CEATS, Inc. (“CEATS”) filed a patent infringement lawsuit against several ticketing companies and airlines, including JetBlue, in the Eastern District of Texas. CEATS alleged that the mouse-over seat map that appears on the defendants’ websites infringes certain of its patents. JetBlue’s website is provided by our Airline Solutions business under the SabreSonic Web service. On June 11, 2010, JetBlue requested that we indemnify and defend it for and against the CEATS lawsuit based on the indemnification provision in our agreement with JetBlue, and we agreed to a conditional indemnification. CEATS claimed damages of $0.30 per segment sold on JetBlue’s website during the relevant time period totaling $10 million. A jury trial began on March 12, 2012, which resulted in a jury verdict invalidating the plaintiff’s patents. Final judgment was entered and the plaintiff appealed. The Federal Circuit affirmed the jury’s decision in our favor on April 26, 2013. CEATS did not appeal the Federal Circuit’s decision, and its deadline to do so has passed. On June 28, 2013, the Eastern District denied CEATS’ previously filed motion to vacate the judgment based on an alleged conflict of interest with a mediator. CEATS has appealed that decision.

US Airways Antitrust Litigation

In April 2011, US Airways sued us in federal court in the Southern District of New York, alleging violations of the Sherman Act Section 1 (anticompetitive agreements) and Section 2 (monopolization). The complaint was filed two months after we entered into a new distribution agreement with US Airways. In September 2011, the court dismissed all claims relating to Section 2. The claims that were not dismissed are claims brought under Section 1 of the Sherman Act that relate to our contracts with airlines, especially US Airways itself, which US Airways says contain anticompetitive content-related provisions, and an alleged conspiracy with the other GDSs, allegedly to maintain the industry structure and not to implement US Airways’ preferred system of distributing its Choice Seats product. We strongly deny all of the allegations made by US Airways. In September 2013, US Airways issued a report in which it purported to quantify its damages at either $281 million or $425 million, (before trebling) depending on certain assumptions. We believe both estimates are based on faulty assumptions and analysis and therefore are highly overstated. In the event US Airways were to prevail on the merits of its claim, we believe any monetary damages awarded (before trebling) would be significantly less than either of US Airways’ proposed damage amounts.

Document discovery and fact witness discovery are complete. We are now in the process of completing expert witness discovery. We expect to complete expert depositions in February or March 2014. Summary judgment motions are scheduled to be filed in April 2014, with full briefing of those motions expected to be completed in May 2014. All court settings are subject to change. No trial date has been set and we anticipate the most likely trial date would be in September or October 2014, assuming no delays with the court’s schedule and that we do not prevail completely with our summary judgment motions.

We have and will incur significant fees, costs and expenses for as long as the litigation is ongoing. In addition, litigation by its nature is highly uncertain and fraught with risk, and it is therefore difficult to predict the outcome of any particular matter. If favorable resolution of the matter is not reached, any monetary damages are subject to trebling under the antitrust laws and US Airways would be eligible to be reimbursed by us for its costs and attorneys’ fees. Depending on the amount of any such judgment, if we do not have sufficient cash on hand, we may be required to seek financing through the issuance of additional equity or from private or public financing. Additionally, US Airways can and has sought injunctive relief. If injunctive relief were granted, depending on its scope, it could affect the manner in which our airline distribution business is operated and potentially force changes to the existing airline distribution business model. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

Insurance Carriers

We have disputes against two of our insurance carriers for failing to reimburse defense costs incurred in the American Airlines antitrust litigation, which we settled in October 2012. For a description of the American Airlines antitrust litigation, see Note 19, Commitments and Contingencies—Legal Proceedings—Airline Antitrust Litigation, US Airways Antitrust Litigation, and DOJ Investigation to our unaudited consolidated financial statements included elsewhere in this prospectus. Both carriers admitted there is coverage, but reserved their rights not to pay should we be found liable for certain of American Airlines’ allegations. Despite their admission of coverage, the insurers have only reimbursed us for a small portion of our significant defense costs. We filed suit against the entities in New York state court alleging breach of contract and a statutory cause of action for failure to promptly pay claims. If we prevail, we may recover some or all amounts already tendered to the insurance companies for payment within the limits of the policies and would be entitled to 18% interest on such amounts. To date, settlement discussions have been unsuccessful. The court has not scheduled a trial date though we anticipate trial to begin in the latter part of 2014.

Department of Justice Investigation

On May 19, 2011, we received a CID from the U.S. DOJ investigating alleged anticompetitive acts related to the airline distribution component of our business. We are fully cooperating with the DOJ investigation and are unable to make any prediction regarding its outcome. The DOJ is also investigating other companies that own GDSs, and has sent CIDs to other companies in the travel industry. Based on its findings in the investigation, the DOJ may (i) close the file, (ii) seek a consent decree to remedy issues it believes violate the antitrust laws, or (iii) file suit against us for violating the antitrust laws, seeking injunctive relief. If injunctive relief were granted, depending on its scope, it could affect the manner in which our airline distribution business is operated and potentially force changes to the existing airline distribution business model. Any of these consequences would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—Regulatory and Other Legal Risks.” We are involved in various legal proceedings which may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes.”

Hotel Related Antitrust Proceedings

On August 20, 2012, two individuals alleging to represent a putative class of bookers of online hotel reservations filed a complaint against Sabre Holdings, Travelocity.com LP, and several other online travel companies and hotel chains in the U.S. District Court for the Northern District of California, alleging federal and state antitrust and related claims. The complaint alleges generally that the defendants conspired to enter into illegal agreements relating to the price of hotel rooms. Over 30 copycat suits were filed in various courts in the United States. In December 2012, the Judicial Panel on Multi-District Litigation centralized these cases in the U.S. District Court in the Northern District of Texas, which subsequently consolidated them. The proposed class period is January 1, 2003 through May 1, 2013. On June 15, 2013, the court granted Travelocity’s motion to compel arbitration of claims involving Travelocity bookings made on or after February 4, 2010. While all claims from February 4, 2010 through May 1, 2013 are now excluded from the lawsuit and must be arbitrated if pursued at all, the lawsuit still covers claims from January 1, 2003 through February 3, 2010. Together with the other defendants, Travelocity and Sabre, as alleged joint tortfeasors for bookings made using other defendants’ systems, recently filed a motion to dismiss. The court has not yet ruled on that motion. We deny any conspiracy or any anti-competitive actions and we intend to aggressively defend against the claims.

Even if we are ultimately successful in defending ourselves in this matter, we are likely to incur significant fees, costs and expenses for as long as it is ongoing. In addition, litigation by its nature is highly uncertain and fraught with risk, and it is difficult to predict the outcome of any particular matter. If favorable resolution of the matter is not reached, we could be subject to monetary damages, including treble damages under the antitrust laws, as well as injunctive relief. If injunctive relief were granted, depending on its scope, it could affect the manner in which our Travelocity business is operated and potentially force changes to the existing business model. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

Indian Income Tax Litigation

We are currently a defendant in income tax litigation brought by the Indian Director of Income Tax (“DIT”) in the Supreme Court of India. The dispute arose in 1999 when the DIT asserted that we have a permanent establishment within the meaning of the Income Tax Treaty between the United States and the Republic of India and accordingly issued tax assessments for assessment years ending March 1998 and March 1999, and later issued further tax assessments for assessment years ending March 2000 through March 2006. We appealed the tax assessments and the Indian Commissioner of Income Tax Appeals returned a mixed verdict. We filed further appeals with the Income Tax Appellate Tribunal, or the ITAT. The ITAT ruled in our favor on June 19, 2009 and July 10, 2009, stating that no income would be chargeable to tax for assessment years ending March 1998 and March 1999, and from March 2000 through March 2006. The DIT appealed those decisions to the Delhi High Court, which found in our favor on July 19, 2010. The DIT has appealed the decision to the Supreme Court of India and no trial date has been set.

We intend to continue to aggressively defend against these claims. Although we do not believe that the outcome of the proceedings will result in a material impact on our business or financial condition, litigation is by its nature uncertain. If the DIT were to fully prevail on every claim, we could be subject to taxes, interest and penalties of approximately $28 million, which could have a material adverse effect on our business, financial condition and results of operations. We do not believe this outcome is probable and therefore have not made any provisions or recorded any liability for the potential resolution of this matter.

Litigation Relating to Routine Proceedings

We are also engaged from time to time in other routine legal and tax proceedings incidental to our business. We do not believe that any of these routine proceedings will have a material impact on the business or our financial condition.

Property

As a company with global operations, we operate in many countries with a variety of sales, administrative, product development, and customer service roles provided in these offices.

Americas: Our corporate and business unit headquarters and domestic operations are located in a property which we own in Southlake, Texas. Travelocity corporate headquarters is located in Westlake, Texas, with a lease that expires in 2017. There are 16 additional offices across North America and 14 offices across Latin America that serve in various sales, administration, software development and customer service capacities. All of these additional offices are leased.

Europe: Travel Network has its European regional headquarters in London, United Kingdom, with a lease that expires in 2027. lastminute.com also has its regional headquarters in London, with a lease that expires in 2022. There are 29 additional offices across Europe that serve in various sales, administration, software development and customer service capacities. All of these additional offices are leased.

APAC: Travel Network and Airline and Hospitality Solutions have the APAC regional operations headquartered in Singapore under a lease that expires in 2014. All of our businesses share a single office. There are 10 additional offices across APAC that serve in various sales, administration, software development and customer service capacities. All of these additional offices are leased.

The table below provides a summary of our key facilities as of December 31, 2013:

Location	Purpose	Employees	Leased or Owned
HEADQUARTERS
Southlake, Texas, USA	Sabre worldwide corporate and domestic headquarters	2,736	Owned
Westlake, Texas, USA	Travelocity corporate headquarters	292	Leased
London, United Kingdom	Travel Network regional headquarters	145	Leased
London, United Kingdom	lastminute.com regional headquarters	225	Leased
Singapore	Travel Network and Airline and Hospitality Solutions regional headquarters	62	Leased

DEVELOPMENT CENTERS
Buenos Aires, Argentina	Development Center for Travelocity, Sabre Technology and Travel Network	168	Leased
Bangalore, India	Development Center for Sabre Technology, Travelocity, Sabre	674	Leased
Krakow, Poland	Development Center for Sabre technology and Travel Network	1,315	Leased

CUSTOMER CARE CENTERS
San Antonio, Texas, USA	Travelocity Customer Care Center	133	Leased
Wilkes-Barre, Pennsylvania, USA	Travelocity Customer Care Center	170	Leased
Montevideo, Uruguay	Travel Network and Airline Solutions Customer Care Center	786	Leased

Government Regulation

We are subject to or affected by international, federal, state and local laws, regulations and policies, which are constantly subject to change. The descriptions of the laws, regulations and policies that follow are summaries and should be read in conjunction with the texts of the laws and regulations. The descriptions set out below do not purport to describe all present and proposed laws, regulations and policies that affect our businesses.

To the best of our knowledge and belief, we are in material compliance with these laws, regulations and policies. We cannot, however, predict the effect of changes to the existing laws, regulations and policies or of the proposed laws, regulations and policies that are described below. We are not aware of proposed changes or proposed new laws, regulations and policies that will have a material adverse effect on our businesses.

Computer Reservations System Industry Regulation

GDS Regulation in the EU

GDS operations are regulated in the EU by Council Regulation (EC) No. 80/2009 of the European Parliament and of the Council of January 14, 2009 on a Code of Conduct for computerized reservations systems and repealing Council Regulation (EEC) No. 2299/89 (“Code of Conduct”). The previous legislative framework essentially obliged GDS providers to charge the same booking fee for the same service provided to any airline, where the costs associated with the services was the same, and airlines to provide the same fare content to all the GDS providers in which they participated. The revised Code of Conduct substantially simplifies this regime and gives GDS operators, airlines, and other travel suppliers more flexibility in negotiating their commercial arrangements.

Under the Code of Conduct, particular rules apply to dealings between each GDS, air carriers, and rail transport operators, or participating carriers, and subscribers, which are typically offline or online travel agents.

Additional rules apply to air carriers that control or have decisive influence over a GDS (“parent carriers”). As described in an explanatory note of the European Commission, published alongside the Code of Conduct, a participating carrier becomes a parent carrier if it controls a GDS or has sufficient capital or board representation rights to have decisive influence over the GDS. Parent carriers are subject to specific rules, in particular prohibiting discrimination against a GDS competing with the GDS in which they participate, for example, by withholding booking capability or linking incentives or disincentives to the use of a specific GDS. We do not have a parent carrier for purposes of the current EU regulation. The Code of Conduct also seeks to ensure that travel agents’ displays provide a full and neutral selection of the relevant travel information processed by a GDS and that the privacy of end consumers is respected.

Under the Code of Conduct, a GDS may not attach unfair conditions to a contract with a participating carrier or with a subscriber. Additionally, a GDS may not reserve any processing procedure or other distribution facility for one or more participating carriers, including parent carriers, and must keep all participating carriers informed of any changes.

The Code of Conduct provides that small subscribers (employing fewer than 50 persons and with an annual turnover of up to €10 million) may terminate a contract with a GDS vendor on three months’ notice after the first year of the contract.

GDS providers may commercialize marketing, booking and sales data provided that such data is offered with equal timeliness and on a non-discriminatory basis to all participating carriers, including parent carriers. This data is typically provided through MIDT.

With regard to the interface with subscribers and end consumers, the GDS must ensure that the principal display of fares corresponding to a particular search is presented to subscribers in a neutral and comprehensive manner, without discrimination for or against any particular participating carrier and without misleading the viewer. From this principal display, the system may thereafter include biased screens; however, the information provided to a consumer must be unbiased unless the consumer specifically requests another display. Also, personal data collected by a GDS in the course of its activities must be processed in a manner compatible with its responsibilities as a data controller under Article 2(d) of Directive 1995/46/EU.

The European Commission monitors the ownership structure and governance model of each GDS, in particular through independent audited reports prepared by each GDS at least every four years.

If the European Commission finds that a GDS provider has, intentionally or negligently, infringed the Code of Conduct, it may require the GDS provider to bring the infringement to an end and impose fines not exceeding 10% of the GDS provider’s total gross turnover in the preceding business year. The Commission may also impose fines for not responding to information requests. These sanctions are civil, not criminal, and may be appealed to the Court of Justice of the European Communities.

We believe that we comply in all aspects with the Code of Conduct. We have no parent carriers and so are not subject to the specific rules in that regard.

GDS Regulation in Canada

There are GDS regulations in Canada issued under the regulatory authority of the Canadian Department of Transportation. On April 27, 2004, a significant number of these regulations were lifted, including the elimination of the “obligated carrier” rule, which required larger airlines in Canada to participate equally in all GDSs, and elimination of the requirement that transaction fees charged by GDSs to airlines be non-discriminatory. Due to the elimination of the obligated carrier rule in Canada, Air Canada, the dominant Canadian airline, could choose distribution channels that it owns and controls or distribution through another GDS rather than through our GDS.

GDS Regulation in the United States

As of July 31, 2004, all GDS regulations in the United States (which only covered airline distribution) expired. Nonetheless, the U.S. DOT has retained the authority to intervene as it considers necessary under 49 U.S.C. § 41712. To date, the DOT has not intervened in relation to our GDS activities in the United States, but has provided guidance regarding, among other things, any biasing of air carrier GDS displays. This guidance largely tracks our process with respect to any carrier specific bias we may choose to implement in our primary display. To the best of our knowledge, the DOT has not intervened in relation to the GDS activity of any other provider, with the exception of the display of air carrier codeshares by Amadeus. The DOT is currently considering enacting rules that would require airlines choosing to distribute via a GDS to provide the GDS with any core ancillary fares (seats, bags, etc.). No rule has yet been proposed.

GDS Regulation Elsewhere

GDS services have been regulated in Peru since 2000. In July 2010, India enacted GDS regulations. Both sets of regulations are similar to GDS regulation in the EU. The regulations in Peru and India have not caused any material issues for our business.

Data Protection and Privacy Regulation

We are subject to the application of data protection and privacy regulations in many of the countries in which we operate and any breach of such regulations could result in economic sanctions, which could be material and/or harm our reputation.

In our businesses, customers provide us with personally identifiable information (“personal data”) that has been specifically and voluntarily given. Personal data includes information that can identify a customer or a specific individual, such as name, phone number, or e-mail address. We obtain personal data from airlines, hotels, and other travel suppliers and from travel buyers and other travel retailers with which we have a commercial or business relationship. We collect, use, disclose and transfer personal data in conformance with applicable privacy laws and regulations, and implement technical and organizational measures designed to protect against unauthorized access, use, disclosure, modification, and destruction of personal data that we collect and maintain. Our privacy policy is available at www.sabre.com.

A primary source of privacy regulations to which our operations are subject is the EU Data Protection Directive 1995/46/EC of the European Parliament and Council (October 24, 1995). Pursuant to this directive, individual countries within the EU have specific regulations related to the transborder flow of personal information (i.e., sending personal information from one country to another). The EU Data Protection Directive requires companies doing business in EU Member States to comply with its standards. It provides for, among other things, specific regulations requiring all non-EU countries doing business with EU Member States to provide adequate data privacy protection when processing personal data from any of the EU Member States. Sabre’s GetThere subsidiary and PRISM subsidiary have self-certified compliance with the U.S.-E.U. Safe Harbor and the U.S.-Swiss Safe Harbor frameworks. Our GDS business is covered by the EU GDS Code of Conduct.

Many other countries have adopted data protection regimes. An example is Canada’s Personal Information and Protection of Electronic Documents Act (“PIPEDA”). PIPEDA provides Canadian residents with privacy protections with regard to transactions with businesses and organizations in the private sector.

We believe we are in compliance with all applicable laws in this area.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. The United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and are typically known as the OFAC rules. The OFAC rules prohibit U.S. persons from engaging in financial transactions with or relating to the prohibited individual, entity or country, require the blocking of assets in which the individual, entity or country has an interest, and prohibit transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons) to such individual, entity or country. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. We maintain a global sanctions program designed to ensure compliance with OFAC requirements. Failure to comply with such requirements could subject us to legal and reputational consequences, including criminal penalties.

Other Regulation

We are actively monitoring the status of certain proposed U.S. federal and state legislation related to privacy that may be enacted in the future. It is unclear what effect, if any, the passage of any such U.S. federal or state legislation would have on our businesses.

Our businesses may also be subject to regulations affecting issues such as: trade sanctions, exports of technology, telecommunications, and e-commerce. Any such regulations may vary among jurisdictions. We do not currently maintain a central database of regulatory requirements affecting our worldwide operations and, as a result, the risk of non-compliance with the laws and regulations described above is heightened. However, we believe that we are capable of addressing these regulatory issues as they arise.

Employees

As of September 30, 2013, we employed approximately 10,000 people. As a global company with significant operations outside the United States, our employee composition reflects the global nature of our business. Approximately 47% of our employees are based in the United States and 53% in the rest of the world.

Our ability to attract and retain highly qualified employees is important to our success in maintaining leadership in our businesses. Competition for qualified personnel in our industry is intense. We have a policy of using equity-based compensation programs to reward and motivate significant contributors among our employees. Our employees are not represented by a labor union in the United States.

We have a Works Council covering some of our operations in several European countries, as required by law. A Works Council is a representative body of the employees of a company elected by the employees. Management of the subsidiary must seek the non-binding advice of the Works Council before taking certain decisions, such as a major restructuring, a change of control or the appointment or dismissal of a member of the board of management. Certain other decisions that directly involve employment matters applicable either to all employees or certain groups of employees require the Works Council’s approval unless approved by the appropriate judicial body.

We have not experienced any work stoppages and consider our relations with our employees to be good.

MANAGEMENT AND BOARD OF DIRECTORS

The following sets forth the name, age, position and description of the business experience of individuals who serve as executive officers and directors of our company and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position

Thomas Klein	51	CEO, President and Director

Richard A. Simonson	55	Executive Vice President and CFO

Gregory T. Webb	46	Executive Vice President and President, Travel Network

Hugh W. Jones	49	Executive Vice President and President, Sabre Airline Solutions

Carl Sparks	46	Executive Vice President and President and CEO, Travelocity

Alexander S. Alt	39	President and General Manager, Sabre Hospitality Solutions

Deborah Kerr	41	Executive Vice President and Chief Product and Technology Officer

William G. Robinson	49	Executive Vice President and Chief Human Resources Officer

Sterling Miller	51	Executive Vice President, General Counsel and Corporate Secretary

Lawrence W. Kellner	54	Chairman of the Board of Directors

Timothy Dunn	56	Director

Michael S. Gilliland	51	Director

Gary Kusin	62	Director

Greg Mondre	39	Director

Joseph Osnoss	36	Director

Karl Peterson	43	Director

Executive Officers

Thomas Klein is CEO and president of Sabre and has more than 17 years of experience managing large scale, international technology businesses. Before being named CEO and president of Sabre in August 2013, Mr. Klein served as company president since January 2010. His role prior to that was executive vice president, Sabre, and group president of our Travel Network and Airline and Hospitality Solutions businesses. Earlier roles included various senior leadership positions within Sabre, both in the United States and in Latin America, and he served as the first director general of Sabre Sociedad Tecnologica, a Mexico-based joint venture company owned by Sabre, Aeromexico and Mexicana. Prior to joining Sabre in 1994, Mr. Klein held a variety of sales, marketing and operations positions at American Airlines and Consolidated Freightways, Inc. In 2010, Mr. Klein was appointed to the Board of Directors for Brand USA by the U.S. Secretary of Commerce and now serves as vice chairman. Mr. Klein serves on the Board of Directors and chairs the compensation committee for Cedar Fair Entertainment. Mr. Klein also serves on the executive committee of the World Travel & Tourism Council and the Dean’s Board of the Villanova School of Business. Mr. Klein holds a bachelor’s degree in business administration from Villanova University. Mr. Klein’s long service at our company, travel technology industry experience and his leadership experience make him a valuable asset to our management and the board of directors.

Richard A. Simonson is executive vice president and chief financial officer. He leads the company’s global finance organization and is responsible for all finance and controls, reporting, investor relations and corporate development activities. He brings a combination of experiences with global finance, operations and capital markets focused on technology sectors. Before joining Sabre in March 2013, Mr. Simonson most recently served as CFO and president for business operations at Rearden Commerce, an e-commerce company. Prior to that he spent nearly a decade with Nokia Corporation in several global roles based in locations around the world—in Helsinki, Zurich and New York—including executive vice president and general manager of Nokia’s mobile phones unit and more than five years as executive vice president and CFO. Mr. Simonson’s career includes time with Barclays Capital as managing director in the telecom and media investment banking group. He also spent 16 years with Bank of America Securities, where he held various finance and investment banking positions in San Francisco and Chicago. Mr. Simonson currently serves on the boards of Electronic Arts, where he chairs the nominating and governance committee, and Silver Spring Networks, where he chairs the audit committee. He graduated from the Colorado School of Mines and holds an M.B.A. from Wharton School of Business at the University of Pennsylvania.

Gregory T. Webb is executive vice president and president of Travel Network, and before being named to his current role, gained experience with all aspects of the business, from leading the marketing organization to managing our supplier relationships, Travel Network business in Asia and Hospitality Solutions business. Since joining Sabre in 1995, Mr. Webb has held several senior leadership positions including chief marketing officer for both our Travel Network and Airline and Hospitality Solutions businesses and senior vice president of global product marketing for Sabre. Early in his career, he served as director of project consulting and risk assessment for American Airlines and Sabre. Prior to joining the company, Mr. Webb was vice president and chief information officer for BellSouth Telecommunications and also served as a senior consultant at Andersen Consulting. Mr. Webb earned a master’s degree in business administration with an emphasis in marketing from Louisiana Tech University and a bachelor’s degree in advertising from Southern Methodist University. He serves on the board of directors for Abacus.

Hugh W. Jones is executive vice president and president of Sabre Airline Solutions and is a 25-year veteran of the travel industry. Immediately prior to his current role, Mr. Jones served as Travelocity’s president and CEO and before that, he held a number of executive roles at Sabre including senior vice president and chief operating officer for our Travel Network and Airline and Hospitality Solutions businesses, where he oversaw airline supplier initiatives and global customer support. He also led Travel Network in North America and served as senior vice president and controller for Sabre. Mr. Jones began his career with American Airlines in 1988 and held a variety of finance positions including financial controller for the airline’s European and Pacific airport, sales and reservations operations. He earned a master’s degree in business administration from Southern Methodist University and a bachelor’s degree in geology and geophysics from the University of Wisconsin.

Carl Sparks is executive vice president and president and chief executive officer of Travelocity, and oversees a portfolio of travel brands including Travelocity.com, Travelocity.ca and Travelocity.mx in North America and lastminute.com in Europe. Mr. Sparks brings an extensive background in e-commerce, consumer brands and retailing to his role. Before joining Travelocity in 2011, he served as president of Gilt Groupe, a leading online fashion and travel retailer in the United States and a pioneer in social and mobile commerce. Prior to that, Mr. Sparks held several senior leadership positions at Expedia Inc. including general manager for Hotels.com North America and chief marketing officer for Expedia.com. Earlier in his career, he served as vice president of direct business and brand at Capital One, and held senior marketing and strategy roles at Guinness, PepsiCo and Boston Consulting Group. Mr. Sparks serves on the boards of the Dunkin’ Brands Group Inc. and Vonage Holdings Corporation. Mr. Sparks graduated from Princeton University and received his M.B.A. from Harvard University.

Alexander S. Alt is president and general manager of Sabre Hospitality Solutions, and oversees one of Sabre’s two SaaS businesses. Prior to being named president, Mr. Alt served in an expanded chief operating officer role at Sabre Hospitality Solutions, where he oversaw customer care, data services, implementations, call center and similar services. As part of the Sabre Hospitality Solutions management team, he also helped drive overall business strategy. Before joining Sabre in 2012, Mr. Alt served as senior vice president of global development and strategy at Rosewood Hotels & Resorts, where he played a key role in the global growth and expansion of the business. Prior to joining Rosewood Hotels in 2006, he was a senior engagement manager at McKinsey & Company. Earlier in his career, he worked in the finance department of Sabre as a manager and senior analyst in the financial planning and analysis group. Mr. Alt is a member of the Dallas Development Board of The Nature Conservancy. He graduated from the University of Texas in Austin and received his M.B.A. from Harvard University.

Deborah Kerr is executive vice president and chief product and technology officer at Sabre, and is responsible for leading the global product and technology organization. Prior to her appointment at Sabre in March 2013, she served as executive vice president, chief product and technology officer at FICO from 2009 to April 2012, a leader in predictive analytics and decision management technology. Prior experience included senior leadership roles with HP, Peregrine Systems and NASA’s Jet Propulsion Laboratory. Ms. Kerr is a director of the Davis and Henderson Corporation. She was previously a director of Mitchell International from January 2010 until October 2013. Ms. Kerr holds a master’s degree in Computer Science and a bachelor’s degree in Psychology.

William G. Robinson is executive vice president and chief human resources officer. He is responsible for leading Sabre’s global human resources organization, including talent management, organizational leadership and culture. Prior to joining Sabre in December 2013, Mr. Robinson served as the senior vice president and chief human resources officer at Coventry Health Care, a diversified managed health care company with 14,000 employees. Prior to that he worked for General Electric for 20 years, where he held several human resources leadership roles in diverse industries including information technology, healthcare, energy and industrial. Most recently, he was the human resources leader within the GE Enterprise Solutions division where he led a global team in an organization of 20,000 employees in 200 locations worldwide. Mr. Robinson also previously worked with Outcomes Health Information Solutions LLC. He holds a M.A. in Human Resources Development from Bowie State University and a B.S. in Communications from Wake Forest University.

Sterling Miller is executive vice president, general counsel and corporate secretary of Sabre, a position he assumed in 2008. He manages the global legal department and government affairs group that provides legal counsel to all of our lines of business and represents the company before federal and local courts and government agencies. He also serves as the chief compliance officer. Prior to his current role, Mr. Miller served as senior vice president and general counsel for Travelocity. Earlier roles include deputy general counsel for litigation and regulatory affairs for Sabre and an attorney for American Airlines. Before joining American Airlines, he was an attorney with the firm of Gallop, Johnson & Neuman in St. Louis, Missouri. Mr. Miller earned his J.D. degree from Washington University in St. Louis and his bachelor’s degree in political science from Nebraska Wesleyan University. He is a member of the Texas and Missouri Bar Associations.

Our executive officers will serve until their successors have been duly elected and qualified.

Our Board of Directors

Our board of directors is currently comprised of eight directors. The number of directors shall be not less than          nor more than         , as determined by the board of directors or by the stockholders. The directors are elected at the annual meeting of the stockholders and each director serves until the election and qualification of his or her successor.

Thomas Klein. See executive officer bio above. Mr. Klein’s long service at our company, travel technology industry experience and leadership experience make him a valuable asset to our management and the board of directors.

Lawrence W. Kellner joined the company as non-executive Chairman of the Board of Directors in August 2013. He has served as President of Emerald Creek Group, LLC, a private equity firm, since 2010. He served as

Chairman and Chief Executive Officer of Continental Airlines, Inc., an international airline company, from December 2004 through December 2009. He served as President and Chief Operating Officer of Continental Airlines from March 2003 to December 2004, as President from May 2001 to March 2003 and was a member of Continental Airlines’ board of directors from May 2001 to December 2009. Mr. Kellner serves on the board of directors of The Boeing Company, The Chubb Corporation and Marriott International, Inc. He is active in numerous community and civic organizations and currently serves on the Rice University Board of Trustees and the Board of the Greater Houston Partnership. We believe that Mr. Kellner is a valuable asset and well qualified to sit on our board as a result of his significant travel industry experience, significant corporate governance experience and financial expertise.

Timothy Dunn is a TPG Operating Partner. Mr. Dunn joined TPG as director of operations in 2005, after serving as CFO for Hotwire Inc. and before that as senior vice president and CFO at Gap, Inc., where he was responsible for domestic and international finance and real estate for the Gap Brand. From 1986 to 1998, Mr. Dunn served in various domestic and international finance roles, most recently as vice president and controller, for PepsiCo Restaurants Intl. Mr. Dunn currently serves as a director of Nordstrom FSB. Mr. Dunn graduated magna cum laude from the University of Southern California, where he earned a bachelor’s degree in finance with an emphasis in accounting. He is a certified public accountant in California (inactive status). Because of Mr. Dunn’s financial expertise and his experience as an executive officer of major corporations, including of a travel technology company, we believe Mr. Dunn is qualified to serve on our board.

Michael S. (“Sam”) Gilliland recently decided to step down as the Chairman and CEO of Sabre in August 2013, after nearly ten years in the role. Prior to this role, he served in several senior leadership positions including president and CEO of Travelocity, president of Airline Solutions and chief marketing officer of Sabre. Before joining Sabre in 1988, Mr. Gilliland worked for Lockheed Missiles and Space in Austin, Texas, developing hardware and software for land- and air-based defense systems. A recognized leader in the travel and tourism industry, Mr. Gilliland was appointed to the President’s Management Advisory Board by U.S. President, Barack Obama, in March 2011. In 2012 he was appointed to serve as vice chair during a third term on the U.S. Commerce Department’s Travel and Tourism Advisory Committee to the Secretary of Commerce. Also in 2012, Mr. Gilliland joined the Energy Security Leadership Council (“ESLC”), a group of prominent business and military leaders who support long-term policies to reduce U.S. oil dependence. Additionally, Mr. Gilliland serves on the board of directors for Rackspace Hosting, Inc., a service leader in cloud computing and previously served on the board of directors for Broadview Security (formerly Brink’s Home Security) from November 2008 to May 2010. He holds an M.B.A. from the University of Texas at Dallas and a bachelor’s degree in electrical engineering from the University of Kansas. As a result of his service as our prior CEO and his twenty-five years of experience with the Company, we believe Mr. Gilliland brings a deep understanding of all aspects of our business and therefore should serve on the board.

Gary Kusin is an independent consultant focused on assisting companies on strategic and operational matters. Among other engagements, Mr. Kusin acts as a TPG senior advisor, pursuant to which he provides his expertise to selected TPG portfolio companies as well as to selected TPG potential investment opportunities. Mr. Kusin previously served as president and CEO of FedEx Kinko’s, today operating as FedEx Office from 2001 to 2006. Prior to joining Kinko’s in 2001, Mr. Kusin served as CEO of HQ Global Workplaces (now part of Regus), which provides offices, meeting rooms and network access at locations around the world. In 1995 he co-founded Laura Mercier Cosmetics, which sold to Neiman Marcus in 1998. He also co-founded Babbage’s Inc. (now GameStop), a leading consumer software specialty chain, in 1983 and served as its president. Earlier in his career, he was vice president and general merchandise manager for the Sanger-Harris division of the Federated Department Store (now Macy’s). An Inc. magazine “Entrepreneur of the Year,” Mr. Kusin serves on the boards of Petco, Fleetpride, American Tire Distributor, and Savers. Mr. Kusin earned his Bachelor of Arts degree from The University of Texas at Austin and his M.B.A. from the Harvard Business School. We believe that Mr. Kusin should serve on our board because of his substantial expertise in executive management and corporate governance as a result of his extensive experience both as an investor and an executive officer of major corporations.

Greg Mondre is a Managing Partner and Managing Director with Silver Lake. Mr. Mondre joined the firm in 1999 and has significant experience in private equity investing and expertise in sectors of the technology and technology-enabled industries. Prior to joining Silver Lake, Mr. Mondre was a principal at TPG, where he focused on private equity investments across a wide range of industries, with a particular focus on technology. Earlier in his career, Mr. Mondre worked as an investment banker in the Communications, Media and Entertainment Group of Goldman, Sachs & Co. He currently serves as a director of Avaya, Inc., Go Daddy Operating Company, LLC, IPC Systems, Inc. and Vantage Data Centers, and is on the operating committee of SunGard Capital Corp. Mr. Mondre graduated from The Wharton School at the University of Pennsylvania with a bachelor’s degree in economics. Because Mr. Mondre has over seventeen years of private equity investing and banking experience focused on technology companies and tech-enabled businesses, we believe that he would bring to our board specialized knowledge and experience in portfolio management, analyzing potential acquisitions, raising equity, and setting corporate strategy.

Joseph Osnoss is a Managing Director of Silver Lake, which he joined in 2002. He is currently based in London, where he helps to oversee the firm’s activities in Europe, the Middle East and Africa. Mr. Osnoss is a director of Global Blue, Interactive Data Corporation, Mercury Payment Systems, and Virtu Financial, and previously served on the board of Instinet Incorporated. Prior to joining Silver Lake, Mr. Osnoss worked in investment banking at Goldman, Sachs & Co., where he focused on mergers and financings in technology and related industries. Mr. Osnoss graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics-Economics and a citation in French language. He is a Visiting Senior Fellow at the London School of Economics, where he participates in teaching and research activities within the Department of Finance. Mr. Osnoss’ extensive experience investing in private equity and serving on the boards of other companies, both domestically and internationally, positions him to contribute meaningfully to our board of directors.

Karl Peterson is a Senior Partner of TPG and Managing Partner of TPG Capital LLP, the firm’s European operations. Since joining TPG in 2004, Mr. Peterson has led investments for the firm in technology, media, financial services and travel sectors. Prior to 2004, he was a co-founder and the president and CEO of Hotwire.com, the internet travel portal. He led the business from its launch in 2000 through its sale to InterActiveCorp in 2003. Before Hotwire, Mr. Peterson was a principal at TPG in San Francisco, and from 1992 to 1995 he was a financial analyst at Goldman, Sachs & Co. Mr. Peterson is currently a director of TES Global, Saxo Bank and Norwegian Cruise Lines, as well as Caesars Acquisition Company. Mr. Peterson graduated with high honors from the University of Notre Dame, where he earned a B.B.A. in finance and business administration. We believe that as a result of his experience as a director of several travel and technology companies, as a former executive of an online travel company, and as a private equity investor, Mr. Peterson will bring a keen strategic understanding of our industry and of the competitive landscape for our company.

Controlled Company

After the completion of this offering, the Principal Stockholders will control a majority of our outstanding common stock. The TPG Funds and the Silver Lake Funds will own approximately     % and     %, respectively, of our common stock (or approximately     % and     %, respectively, if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, we are a “controlled company” within the meaning of the              rules. Under the              rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain              corporate governance standards, including: the requirement that a majority of the board of directors consist of independent directors; the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the              rules regarding corporate governance.

The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of Rule 10A-3 under the Exchange Act and the              rules. Pursuant to such rules, we are required to have at least one independent director on our audit committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, our audit committee is required to be comprised entirely of independent directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provides that our board of directors shall consist of at least      directors but no more than      directors. Our board of directors is currently comprised of 8 directors. Our amended and restated bylaws will provide that our board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office. Our board of directors has determined that                     ,                      and                      are independent as defined under the corporate governance rules of the                     .

Our board of directors is divided into      classes, with each director serving a     -year term and one class being elected at each year’s annual meeting of stockholders.                      serve as Class I directors with an initial term expiring in 20    .                      serve as Class II directors with an initial term expiring in                      20    .                      serve as Class III directors with an initial term expiring in 20    . Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of          years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee are                      (Chair),                      and                     . Upon effectiveness of the registration statement,          members of the committee will be “independent,” as defined under the rules of the rules and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that                      is our audit committee financial expert.

Our board of directors has adopted a written charter for our audit committee, which will be available on our corporate website at www.sabre.com upon the closing of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are                      (chair),                      and                     . Because we will be a “controlled company” under the              rules, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate committees accordingly in order to comply with such rules.

Our board of directors has adopted a written charter for our nominating and corporate governance committee, which will be available on our corporate website at www.sabre.com upon the closing of this offering.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to the compensation of our executive officers, evaluates the performance of our executive officers in light of those goals and objectives, and determines the compensation of our executive officers based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee are                      (chair),                      and                     . Because we will be a “controlled company” under the              listing rules, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate committees accordingly in order to comply with such rules.

Our board of directors has adopted a written charter for our compensation committee, which will be available on our corporate website at www.sabre.com upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our corporate website at www.sabre.com. We expect that any amendments to such code, or any material waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis addresses the principles underlying our executive compensation program and the policies and practices that contributed to our executive compensation actions and decisions for the fiscal year ended December 31, 2013 (“Fiscal 2013”) for the following individuals (i) who served as our principal executive officer at any time during Fiscal 2013, (ii) who served as our principal financial officer at any time during Fiscal 2013, and (iii) who were the three other most highly-compensated executive officers who were serving as our executive officers as of December 31, 2013. During Fiscal 2013, these individuals were:

•	Thomas Klein, our CEO and President;

•	Richard Simonson, our Executive Vice President and CFO;

•	Carl Sparks, our Executive Vice President and President and CEO, Travelocity;

•	Deborah Kerr, our Executive Vice President and Chief Product and Technology Officer;

•	William G. Robinson, Jr., our Executive Vice President and Chief Human Resources Officer;

•	Michael S. Gilliland, our former CEO; and

•	Mark Miller, our former Executive Vice President and CFO.

We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the “Named Executive Officers.”

Our overall corporate rewards strategy, which is embodied in our executive compensation program, is designed to advance four principal objectives:

•	Pay for performance: Link a significant portion of the target total direct compensation opportunities of our executive officers to our annual and long-term business performance and each individual’s contribution to that performance;

•	Attract, motivate, and retain: Set compensation at market competitive levels that enable us to hire, incentivize, and retain high-caliber employees throughout the organization and which reinforce our robust succession planning process;

•	Long-term equity participation: Provide opportunities, consistent with the interests of our stockholders, for the realization of long-term stock appreciation through the ownership of an equity stake in the organization if we achieve our strategic and growth objectives; and

•	Transparency: Ensure an efficient, simple, and transparent process for designing our compensation arrangements, setting performance objectives for annual and long-term incentive compensation opportunities, and making compensation decisions.

Fiscal 2013 Management Changes

Mr. Gilliland stepped down from his position as our CEO on August 15, 2013 and retired effective September 21, 2013. Mr. Klein was promoted to serve as our CEO and President on August 15, 2013. As part of this leadership transition, Mr. Gilliland agreed to continue to serve as a member of our board of directors.

On March 11, 2013, Mr. Simonson joined us and was appointed as our Executive Vice President and CFO. Mr. Miller terminated his employment effective July 1, 2013.

On March 11, 2013, Ms. Kerr joined us and was appointed as our Executive Vice President and Chief Product and Technology Officer, and on December 16, 2013, Mr. Robinson joined us and was appointed our Executive Vice President and Chief Human Resources Officer.

Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation that we provided to our executive officers, including the Named Executive Officers, in Fiscal 2013. In addition, we explain how and why the Compensation Committee of our board of directors (the “Compensation Committee”) arrived at the specific compensation actions and decisions involving the Named Executive Officers during Fiscal 2013.

Executive Summary

Business Overview

We are a leading technology solutions provider to the global travel and tourism industry. We operate through three business segments:

•	Travel Network, our global B2B travel marketplace for travel suppliers and travel buyers;

•	Airline and Hospitality Solutions, an extensive suite of leading software solutions primarily for airlines and hotel properties; and

•	Travelocity, our portfolio of online consumer travel e-commerce businesses through which we provide travel content and booking functionality primarily for leisure travelers.

In March 2007, we were acquired by investment funds affiliated with or managed by the Principal Stockholders. Prior to that time, we were an independent, publicly-traded company with our common stock listed on the New York Stock Exchange.

In connection with the acquisition, the Principal Stockholders appointed Mr. Gilliland to serve as our CEO and entered into employment agreements and other arrangements with the members of our-then senior management. Of the Named Executive Officers, only Messrs. Gilliland, Miller, and Klein were employed with us at that time. In negotiating these initial employment agreements and arrangements with our current Named Executive Officers, our board of directors, whose members then consisted of representatives of the Principal Stockholders, placed significant emphasis on aligning management’s interests with those of the Principal Stockholders. In particular, Messrs. Gilliland and Klein each made a significant equity investment in our common stock in connection with the acquisition and received equity awards that included performance vesting options that would vest upon the Principal Stockholders receiving reasonable rates of return on their invested capital.

The Principal Stockholders directed our senior management to lead an aggressive plan to eliminate organizational inefficiencies, expand the scope of our various businesses and to secure our position as the leading technology provider for the travel and tourism industries. To date, we have been successful in strengthening our business, developing into a global brand, and increasing revenue growth and sustained profitability, in part, through the design of our executive compensation program.

As we have prepared for this initial public offering, we have focused on attracting and retaining a talented management team with the necessary experience to manage our business as a newly-public company. The Named Executive Officers have strong transformational experience and, collectively, more than 160 years of technology sector experience among them.

Prior to consummation of this offering, we intend to adopt the 2014 Omnibus Incentive Compensation Plan (the “2014 Omnibus Plan”), which we believe will allow us to compete for executive talent and align the interests of our executive officers with those of our stockholders.

While we have begun to review and revise our executive compensation program and related policies and practices in anticipation of this offering, we are still in the process of determining specific details of certain aspects of our executive compensation program that will take effect following the offering. Overall, we anticipate that our executive compensation program following the offering will be based on the same principles and designed to achieve the same objectives as our prior executive compensation program.

Given our recent history, our executive compensation program has been designed by the Compensation Committee consistent with the Principal Stockholders’ objective of incentivizing our executive officers to stabilize and strengthen us as a company, including in the areas of technology consolidation, product quality, and geographic expansion, in an effort to drive sustained financial performance and further our business objectives. Accordingly, our current program has been designed to advance three principal objectives:

•	To reward our executive officers for achieving short-term operational objectives, realizing long-term strategic goals, and enhancing stockholder value.

•	To reflect our focus on high standards of ethics, quality, and integrity, which we apply to all aspects of our business.

•	To enhance the quality and continuity of our executive management team.

Fiscal 2013 Compensation Highlights

We compete with many other companies in seeking to attract and retain a skilled executive team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages that are focused on long-term value creation and rewarding them for achieving our financial and strategic objectives. In Fiscal 2013, we employed this philosophy to enhance and broaden the strength of our executive team as we began to prepare for this offering and commence the transition to becoming a public reporting company.

Consistent with this philosophy, we took the following actions with respect to the Fiscal 2013 compensation of the Named Executive Officers:

•	Entered into a new employment agreement with Mr. Klein at the time that he was promoted to serve as our CEO, with a base salary, target annual incentive award opportunity, and long-term incentive award commensurate with an individual serving in this position for a company of our size, business, and growth potential.

•	Entered into employment agreements with Mr. Simonson, our new Executive Vice President and CFO, Ms. Kerr, our new Executive Vice President and Chief Product and Technology Officer, and Mr. Robinson, our new Executive Vice President and Chief Human Resources Officer.

•	Paid annual cash bonuses under our Executive Incentive Plan consistent with our Fiscal 2013 financial results in amounts ranging from % to % of their target bonus opportunities, as described in more detail under “—Compensation Elements—Annual Incentive Compensation” below; and

•	Began developing the 2014 Omnibus Plan, a new omnibus equity incentive compensation plan, which will be consistent with the equity incentive compensation plans used by other newly-public companies.

Pay-for-Performance

Our executive compensation philosophy, which is embodied in the design and operation of our short-term and long-term incentive compensation plans, ensures that a substantial portion of the compensation for our executive officers, including the Named Executive Officers, is contingent on our ability to meet and exceed our annual and long-term financial plan objectives. Consequently, we believe that our executive compensation program creates commonality of interest between our executive officers and stockholders for long-term value creation. Our commitment to a “pay-for-performance” compensation philosophy includes:

•	A substantial portion of our executive officers’ target cash compensation opportunity is performance-based. For Fiscal 2013, approximately 52% of the target cash compensation opportunity of our CEO, and approximately 44%, on average, of the target cash compensation opportunities of the other Named Executive Officers was contingent on our executive team meeting and exceeding the financial objectives set forth in our annual operating plan. For Fiscal 2013, the annual cash bonuses paid to the Named Executive Officers was approximately % of their target cash bonus opportunities.

•	While we strive to offer fully-competitive target total direct compensation opportunities to each of our executive officers to recognize the experience, industry expertise, and leadership that he or she brings to us, the actual amounts received or “realized” by each executive officer from his or her incentive compensation opportunities is highly dependent on the ability of our executive team to achieve strong financial results and meet key operational milestones over an extended period of time.

The Compensation Committee monitors our executive compensation program on a continuous basis, and updates and refines our executive compensation policies and practices as appropriate to enhance our compensation philosophy.

Executive Compensation Policies and Practices

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. The Compensation Committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term business objectives given the dynamic nature of the global economy and the market in which we compete for executive talent. The following policies and practices were implemented during Fiscal 2013 and/or were in effect at the time of filing of this registration statement of which this prospectus forms a part:

•	Independent Compensation Committee Advisors. The Compensation Committee engaged its own compensation consultant to assist with the review and enhancement of our executive compensation program in anticipation of our transition to a public reporting company. This consultant has performed no consulting or other services for us.

•	Annual Executive Compensation Review. The Compensation Committee conducts an annual review of our executive compensation program, including a review of the competitive market for executive talent. In Fiscal 2013, the Compensation Committee developed a compensation peer group for use during its deliberations when evaluating the competitive market.

•	Executive Compensation Policies and Practices. Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation practices that are designed to align our executive compensation with long-term stockholder interests, including the following:

•	Compensation At-Risk. Our executive compensation program is designed so that a significant portion of compensation is “at risk” based on corporate performance, as well as equity-based to align the interests of our executive officers and stockholders.

•	No Retirement Plans. Except for the Sabre, Inc. Legacy Pension Plan (which was frozen to further benefit accruals as of December 31, 2005), we do not currently offer, nor do we have plans to provide, pension arrangements, defined benefit retirement plans, or nonqualified deferred compensation plans or arrangements to our executive officers;

•	Nominal Perquisites. We provide only limited perquisites and other personal benefits, which consist of financial planning, executive physical examinations, and payment of country club membership dues, to certain of our executive officers;

•	No Special Health or Welfare Benefits. Our executive officers participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other full-time, salaried employees;

•	No Tax Reimbursements. We do not provide any tax reimbursement payments (including “gross-ups”) on any perquisites or other personal benefits, other than standard relocation benefits, or on any severance or change-in-control payments or benefits;

•	“Double-Trigger” Change-in-Control Arrangements. All change-in-control payments and benefits are based on a “double-trigger” arrangement (that is, they require both a change-in-control plus a qualifying termination of employment before payments and benefits are paid);

•	Performance-Based Incentives. We use performance-based short-term and long-term incentives;

•	Multi-Year Vesting Requirements. The equity awards granted to our executive officers vest or are earned over multi-year periods, consistent with current market practice and our retention objectives;

•	No Stock Option Repricings. We prohibit the repricing of outstanding options to purchase our common stock without prior stockholder approval; and

•	Succession Planning. We review the risks associated with key executive officer positions to ensure adequate succession plans are in place.

This Compensation Discussion and Analysis describes the material elements of compensation for the Named Executive Officers as determined by the Compensation Committee for the year prior to the completion of this offering. It also includes some of the key expectations about changes to our executive compensation program going forward.

Compensation Philosophy and Objectives

The philosophy underlying our executive compensation program is to provide an attractive, flexible, and effective total compensation opportunity to our executive officers, including the Named Executive Officers, tied to our corporate performance and aligned with the interests of our stockholders. Our objective is to recruit, motivate, and retain the caliber of executive officers necessary to deliver sustained high performance to our stockholders, customers, and other stakeholders.

Equally important, we view our compensation policies and practices as a means for communicating our goals and standards of conduct and performance and for motivating and rewarding employees in relation to their achievements. Overall, the same principles that govern the compensation of our executive officers also apply to the compensation of all our salaried employees. Within this framework, we observe the following principles:

•	Retain and hire top-caliber executive officers: Executive officers should have base salaries and employee benefits that are market competitive and that permit us to hire and retain high-caliber individuals at all levels;

•	Pay for performance: A significant portion of the target total direct compensation opportunities of our executive officers should vary with annual and long-term business performance and each individual’s contribution to that performance, while the level of “at-risk” compensation should increase as the scope of the executive officer’s responsibility increases;

•	Reward long-term growth and profitability: Executive officers should be rewarded for achieving long-term results, and such rewards should be aligned with the interests of our stockholders;

•	Tie compensation to performance of our core businesses: A significant portion of each executive officer’s compensation should be tied to measures of performance of the business or businesses over which he or she has the greatest influence;

•	Align compensation with stockholder interests: The interests of our executive officers should be linked with those of our stockholders through the risks and rewards of the ownership of shares of our common stock;

•	Provide limited personal benefits: Perquisites and other personal benefits for our executive officers should be minimal and limited to items that serve a reasonable business purpose; and

•	Reinforce succession planning process: The overall compensation program for our executive officers should reinforce our robust succession planning process.

We believe that our compensation philosophy, as reinforced by these principles, has been very effective in aligning our executive compensation with the creation of sustainable long-term stockholder value.

Compensation Mix

Our executive compensation program has been designed to reward strong performance by focusing a significant portion of each executive officer’s total direct compensation opportunity on annual and long-term incentives that depend upon our performance as a whole, as well as the performance of our individual businesses. Each executive officer, at either the time of the acquisition by the Principal Stockholders, his or her initial employment, or his promotion to a more senior position, has been granted a significant stake in us in the form of an equity award to closely link his or her interests to those of the Principal Stockholders and to focus his or her efforts on the successful execution of our long-term strategic and financial objectives. Consequently, whether viewed on an annual basis or over their entire tenure with us, fixed compensation (in the form of base salary and benefits) has represented substantially less than half of the target total direct compensation opportunity of each executive officer, including each Named Executive Officer, with the remainder delivered in the form of annual and long-term incentive compensation and performance bonuses.

Compensation-Setting Process

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing our executive compensation program (including our executive compensation policies and practices), approving the compensation of our executive officers, including the Named Executive Officers, and administering our various employee stock plans.

Pursuant to its charter, the Compensation Committee has sole responsibility for reviewing and determining the compensation of our CEO at least annually, as well as for evaluating our CEO’s performance in light of the corporate goals and objectives applicable to him. In reviewing our CEO’s compensation each year and considering any potential adjustments, the Compensation Committee exercises its business judgment after taking into consideration several factors, including our financial results, his individual performance and strategic leadership, its understanding of competitive market data and practices, and his current total compensation and pay history.

In addition, each year the Compensation Committee reviews and determines the compensation of our other executive officers, including the other Named Executive Officers, as well as any employment agreements with our executive officers. In doing so, the Compensation Committee is responsible for ensuring that the compensation of our executive officers, including the Named Executive Officers, is consistent with our executive compensation philosophy and objectives.

Role of Executive Officers

The Compensation Committee receives support from our Human Resources Department in designing our executive compensation program and analyzing competitive market practices. Our General Counsel attends regular meetings of the Compensation Committee to provide support and assistance with respect to the legal implications of our compensation decisions. In addition, our Senior Vice President, Corporate Human Resources attends meetings of the Compensation Committee as requested. Our CEO and CFO also regularly participate in Compensation Committee meetings, providing management input on organizational structure, executive development, and financial analysis.

Our CEO evaluates the performance of each of our executive officers, including the other Named Executive Officers, against the annual objectives established by the Compensation Committee for the business or functional area for which such executive officer is responsible. Our CEO then reviews each executive officer’s target total direct compensation opportunity, and based upon his or her target total direct compensation opportunity and his or her performance, proposes compensation adjustments for him or her, subject to review and approval by the Compensation Committee. Our CEO presents the details of each executive officer’s target total direct compensation opportunity and performance to the Compensation Committee for its consideration and approval of the recommendations. Our CEO does not participate in the evaluation of his own performance.

In making executive compensation decisions, the Compensation Committee reviews a variety of information for each executive officer, including his or her current total compensation and pay history, his or her equity holdings, individual performance, and its understanding of competitive market data and practices for comparable positions. Our executive officers are not present when their specific compensation arrangements are discussed.

Role of Compensation Consultant

In fulfilling its duties and responsibilities, the Compensation Committee has the authority to engage the services of outside advisers, including compensation consultants. In Fiscal 2013, the Compensation Committee engaged Compensia, Inc., a national compensation consulting firm, to assist it with compensation matters. A representative of Compensia attends meetings of the Compensation Committee as requested, responds to inquiries from members of the Compensation Committee, and provides his or her analysis with respect to these inquiries.

The nature and scope of services provided to the Compensation Committee by Compensia in Fiscal 2013 were as follows:

•	Assisted in the review and updating of our compensation peer group;

•	Analyzed the executive compensation levels and practices of the companies in our compensation peer group;

•	Provided advice with respect to compensation best practices and market trends for our executive officers and the members of our board of directors;

•	Assessed our compensation risk profile and reported on this assessment;

•	Analyzed the director compensation levels and practices of the companies in our compensation peer group; and

•	Provided ad hoc advice and support following its engagement.

Compensia does not provide any services to us, other than the services provided to the Compensation Committee. The Compensation Committee has assessed the independence of Compensia taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of the                     , and has concluded that no conflict of interest exists with respect to the work that Compensia performs for the Compensation Committee.

Competitive Positioning

Periodically, the Compensation Committee reviews competitive market data for comparable executive positions in the market as one factor for determining the structure of our executive compensation program and establishing target compensation levels for our executive officers, including the Named Executive Officers.

For purposes of its review of the competitive market prior to November 2013, the Compensation Committee received a market analysis prepared by our Human Resources Department which was developed using relevant compensation data drawn from a select group of peer companies, as well as survey data of comparably sized companies in the national market. This compensation peer group consisted of the following companies:

Automatic Data Processing, Inc. Expedia, Inc. Fidelity National Information Services, Inc. Fiserv, Inc. Global Payments, Inc. Mastercard Incorporated	Orbitz Worldwide, Inc. priceline.com Incorporated Salesforce.com, Inc. The Western Union Company Total System Services, Inc. Visa, Inc.

This compensation data was size-adjusted to reflect our approximate annual revenues of $3 billion. The specific compensation surveys used in this market analysis were the Culpepper High Technology Survey, the IPAS Global Technology Survey, the Mercer Benchmark Database, and the Radford Global Technology Survey. This market analysis provided the Compensation Committee with a broad perspective on the national labor market for executive talent.

In November 2013, the Compensation Committee, with the assistance of Compensia, developed a new compensation peer group based on an evaluation of companies that it believed were comparable to us with respect to operations, industry segment, revenue level, and enterprise value as a reference source in its executive compensation deliberations. This compensation peer group, which will be used by the Compensation Committee as a reference in the course of its future executive compensation deliberations, consists of the following companies:

Akamai Technologies, Inc. Alliance Data Systems Corp. Broadridge Financial Solutions, Inc. Citrix Systems, Inc. Equinix, Inc. Fiserv, Inc. Gartner, Inc.	Global Payments, Inc. Nuance Communications, Inc. Synopsys, Inc. Total System Services, Inc. Vantiv, Inc. Verisk Analytics, Inc.

The companies in the compensation peer group are U.S.-based global companies in the technology sector, and, therefore, are representative of the companies with which we compete for executive talent. In addition, these companies have similar revenue levels (generally, 0.5x to 2.0x our revenue level), enterprise values (generally, 0.5x to 3.0x our enterprise value), and revenue and operating profitability growth rates. Compensation peer group comparison data will be collected from publicly-available information contained in the SEC filings of the compensation peer group companies, as well as from the Radford Global Technology Survey. The Radford survey provides market data and other information related to trends and competitive practices in executive compensation.

The competitive market data described above has not been and will not be used by the Compensation Committee in isolation but rather serves as one point of reference in its deliberations on executive compensation. The Compensation Committee uses the competitive market data as a guide when making decisions about total direct compensation, as well as individual elements of compensation; however, the Compensation Committee does not formally benchmark our executive officers’ compensation against this data. While market competitiveness is important, it is not the only factor we consider when establishing compensation opportunities of our executive officers. Actual compensation decisions also depend upon the consideration of other factors that the Compensation Committee considers relevant, such as the financial and operational performance of our businesses, individual performance, specific retention concerns, and internal equity.

Compensation-Related Risk Assessment

The Compensation Committee considers potential risks when reviewing and approving the various elements of our executive compensation program. In evaluating each element of our executive compensation program, the Compensation Committee assesses the element to ensure that it does not encourage our executive officers to take excessive or unnecessary risks or to engage in decision-making that promotes short-term results at the expense of our long-term interests. In addition, we have designed our executive compensation program, including our incentive compensation plans, with specific features to address potential risks while rewarding our executive officers for achieving financial and strategic objectives through prudent business judgment and appropriate risk taking. Further, the following policies and practices have been incorporated into our executive compensation program:

•	Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of base salary, annual cash incentive compensation, and long-term incentive compensation in the form of equity awards, which provides a compensation mix that is not overly weighted toward short-term cash incentives.

•	Minimum Performance Measure Threshold—Our annual cash incentive compensation plan, which encourages focus on the achievement of corporate and individual performance objectives for our overall benefit, does not pay out unless pre-established target levels for one or more financial measures are met.

•	Long-Term Incentive Compensation Vesting—Our long-term incentives are equity-based, with four-year or five-year vesting to complement our annual cash incentive compensation plan.

•	Capped Incentive Awards—Awards under the annual cash incentive compensation plan are capped at 200% of the target award level.

Compensation Elements

Our executive compensation program is designed around the concept of total direct compensation, and consists of the following principal elements:

•	Base salary;

•	Annual incentive compensation in the form of cash bonuses;

•	Long-term incentive compensation in the form of equity awards;

•	Health, welfare, and other employee benefits; and

•	Post-employment compensation.

In setting the appropriate level of total direct compensation, the Compensation Committee seeks to establish each compensation element at a level that is both competitive and attractive for motivating top executive talent, while also keeping the overall compensation levels aligned with stockholder interests and job responsibilities. These compensation elements are structured to motivate our executive officers and to align their financial interests with those of our stockholders.

Base Salary

We believe that a competitive base salary is essential in attracting and retaining key executive talent. Historically, the Compensation Committee has reviewed the base salaries of our executive officers, including the Named Executive Officers, on an annual basis or as needed to address changes in job title, a promotion, assumption of additional job responsibilities, or other unique circumstances.

In evaluating the base salaries of our executive officers, the Compensation Committee considers several factors, including our financial performance, his or her contribution towards meeting our financial objectives, his or her qualifications, knowledge, experience, tenure, and scope of responsibilities, his or her past performance as against individual goals, his or her future potential, competitive market practices, our desired compensation position with respect to the competitive market, and internal equity.

Fiscal 2013 Base Salary Decisions

In May 2013, the Compensation Committee reviewed the base salaries of our executive officers and made no adjustments to the base salaries of any of the Named Executive Officers whose positions and duties were consistent with their prior positions and duties.

Mr. Klein’s annual base salary was increased from $600,000 to $900,000 in connection with his appointment as our CEO in August 2013. In addition, Messrs. Simonson and Robinson and Ms. Kerr’s base salaries were established through arms-length negotiation when they joined us in March 2013, December 2013, and March 2013, respectively.

The base salaries paid to the Named Executive Officers during Fiscal 2013 are set forth in the “Fiscal 2013 Summary Compensation Table” below.

Annual Incentive Compensation

We use annual incentive compensation to support and encourage the achievement of our specific annual corporate and business segment goals as reflected in our annual operating plan. Each year, our executive officers at the level of senior vice president or above are eligible to receive annual cash bonuses under our Executive Incentive Program (the “EIP”).

Typically, at the beginning of the fiscal year the Compensation Committee approves the terms and conditions of the EIP for the year, including the selection of one or more performance measures as the basis for determining the funding of annual cash bonuses for the year. Subject to available funding, the EIP provides cash bonuses based upon our achievement as measured against the pre-established target levels for these performance measures.

Target Annual Cash Bonus Opportunities

For purposes of the Fiscal 2013 EIP, the target annual cash bonus opportunity for each of our eligible executive officers, including the Named Executive Officers, was expressed as a percentage of his or her base salary, subject to a maximum annual cash bonus opportunity as specified for each executive officer (which was 200% of his or her target annual cash bonus opportunity). The target annual cash bonus opportunities of the current Named Executive Officers for Fiscal 2013 were as follows:

Named Executive Officer	Fiscal 2013 Target Cash Bonus Opportunity (as a percentage of base salary)
Mr. Klein	100%/125%(1)
Mr. Simonson	80%(2)
Mr. Sparks	80%
Ms. Kerr	80%(2)
Mr. Robinson	(3)

(1)	Until his promotion in August 2013, Mr. Klein’s target annual cash bonus opportunity was equal to 100% of his then-current base salary. Effective as of August 15, 2013, his target annual cash bonus opportunity was increased to 125% of his adjusted annual base salary for the remainder of Fiscal 2013. As a result, on a blended basis, his target annual cash bonus opportunity for Fiscal 2013 was 110% of his actual base salary for the year.
(2)	Mr. Simonson’s and Ms. Kerr’s target annual cash bonus opportunities were established through arms-length negotiation when they joined us in March 2013.
(3)	Since Mr. Robinson did not join us until December 2013, he was not eligible to participate in the EIP in Fiscal 2013.

The target annual cash bonus opportunities were established by the Compensation Committee based on its consideration of several factors, including each eligible executive officer’s qualifications, knowledge, experience, tenure, and scope of responsibilities, his or her past performance his or her future potential, competitive market practices, our desired compensation position with respect to the competitive market, and internal equity.

Corporate Performance Measure

For purposes of the Fiscal 2013 EIP, the Compensation Committee selected EBITDA as the sole performance measure. The Compensation Committee believed that EBITDA continued to be the best measure of both corporate and business segment profitability and that, as we began to prepare for our initial public offering, overall profitability would best position us for a successful re-entry into the public marketplace.

For purposes of the Fiscal 2013 EIP, EBITDA was adjusted to exclude the following items: goodwill impairments, prior period non-cash adjustments, and one-time costs associated with specific business enhancement initiatives. Our board of directors approved these adjustments to better reflect the efforts and performance of our executive officers in relation to the current year’s business performance, as well as to encourage them to make decisions that improve the potential for future growth without being penalized for the short-term investment required to achieve that growth. In addition to these adjustments, for purposes of the Fiscal 2013 EIP, EBITDA was to be calculated before making allowance for the amounts payable pursuant to our annual incentive compensation plan for employees at the level below senior vice president, the Sabre Corporation Variable Compensation Plan (“Pre-VCP EBITDA”).

Bonus Formula

For our executive officers with company-wide responsibility, the Pre-VCP EBITDA performance measure was based entirely on corporate EBITDA. For our executive officers with business segment responsibilities, the Pre-VCP EBITDA performance measure was based in part on business segment EBITDA (weighted 50%) and in part on corporate EBITDA (weighted 50%). The Compensation Committee determined that these weightings provided an appropriate balance to foster company teamwork while at the same time providing “line-of-sight” accountability for business segment results.

Our Pre-VCP EBITDA target level for Sabre as a whole for purposes of the Fiscal 2013 EIP was $868.6 million.

The actual cash bonus payments for the Named Executive Officers (other than Mr. Sparks) are based on our overall financial results and, in the case of Mr. Sparks, are based on our overall financial results and those of his individual business unit.

The funding of the annual bonus pool with respect to the Pre-VCP EBITDA performance measure varied according to each Named Executive Officer’s area of responsibility as follows:

•	Corporate—For the Named Executive Officers with company-wide responsibility, funding began upon achievement of 90% of the target performance level with maximum funding (200% of target funding) upon the achievement of 123% of the target performance level. Funding levels decreased at a more moderate rate between 100%—95% of target performance achievement and at a more severe rate between 95%—90% of target performance achievement.

•	Travelocity—For Mr. Sparks, the Named Executive Officer with responsibilities specific to Travelocity, funding with respect to the 50% of his EIP award that relates to the Pre-VCP EBITDA for Travelocity began upon achievement of the Travelocity Pre-VCP EBITDA target level minus $10 million, with maximum funding (200% of target funding) upon the achievement of 235% of Travelocity’s Pre-VCP EBITDA target level.

The Compensation Committee believed that these formulas provided a fair value sharing between our stockholders and the Named Executive Officers.

For purposes of the Fiscal 2013 EIP, the Compensation Committee reserved the discretion to adjust the amount of the actual cash bonus payments to be received by any Named Executive Officer.

Annual Cash Bonus Decisions

The Compensation Committee approved the cash bonus payments under the Fiscal 2013 EIP at its meeting in January 2014.

Based on our Fiscal 2013 financial performance, the Fiscal 2013 cash bonus payments for the current Named Executive Officers were equal to approximately     % of their target annual cash bonus opportunities as summarized below.

Named Executive Officer	Fiscal 2013 Target Cash Bonus Opportunity		Fiscal 2013 Actual Cash Bonus Payment		Actual Cash Bonus Payment as Percentage of Target Cash Bonus Award
Mr. Klein	$784,788	(1)	$			%
Mr. Simonson	$387,692	(2)	$			%
Mr. Sparks	$480,000		$			%
Ms. Kerr	$323,077	(2)	$			%
Mr. Robinson(3)	—			—	—

(1)	Prior to his promotion in August 2013, Mr. Klein’s aggregate base salary earned was $608,077. Following his promotion, he earned an aggregate of $103,846 in base salary. The blending of his target annual cash bonus opportunity for the period before his promotion (100% of his then-current base salary) with his target annual cash bonus opportunity after his promotion (125% of his adjusted base salary for the remainder of Fiscal 2013) resulted in a blended target annual cash bonus opportunity (110% of this actual base salary) for Fiscal 2013, or $784,788.
(2)	The target cash bonus opportunity of each of these Named Executive Officers reflects the fact that he or she worked less than a full year in Fiscal 2013.
(3)	Since Mr. Robinson did not join us until December 2013, he was not eligible to participate in the EIP in Fiscal 2013.

The cash bonuses actually paid to the Named Executive Officers for Fiscal 2013 are set forth in the “Fiscal 2013 Summary Compensation Table” below.

Long-Term Incentive Compensation

We use long-term incentive compensation in the form of equity awards as the principal element of our executive compensation program in order to align the financial interests of our executive officers, including the Named Executive Officers, with those of our stockholders. Upon the Principal Stockholders’ acquisition of us in March 2007, we sought to retain top executive talent and drive long-term stockholder value creation through the use of equity-based long-term incentive compensation.

Except in the case of Mr. Sparks, from March 2007 through November 2012, we generally provided long-term incentive compensation to our executive officers, including the Named Executive Officers who were then our employees, in the form of options to purchase shares of our common stock. We believed that options provided an effective performance incentive because our executive officers would derive value from their options only if our stock price increased (which would benefit all stockholders) and they remained employed with us beyond the date that their options vested.

With respect to the awards of options granted during 2007, typically, half of the options were subject to a time-based vesting requirement, which vested 25% on the first anniversary of the date of grant and thereafter ratably on a quarterly basis over the subsequent four years. The other half of these options were subject to a performance-based vesting condition based on a threshold multiple of money (“MoM”) being realized by the Principal Stockholders for their initial shares acquired in our business upon a specified liquidity event, such as a qualified initial public offering or a change in control of us.

Starting in 2008 and continuing through November 2012, the options granted to our executive officers were subject solely to time-based vesting requirements. Pursuant to these requirements, the shares of our common stock subject to such options vest and become exercisable as to 25% of such shares on the first anniversary of the date of grant and ratably as to 4.6875% of such shares on a successive three-month basis over the subsequent four years, subject to each executive officer’s continued employment through each vesting date.

In the case of Mr. Sparks, we granted him a restricted stock award covering shares of our common stock rather than options to purchase shares of our common stock, when he joined us in 2011 and a restricted stock unit award covering shares of our common stock in 2012. In addition to equity awards for shares of our common stock, Mr. Sparks, as the President and CEO of Travelocity, was also granted a tandem stock appreciation right covering the common units of Travelocity.com LLC and the shares of Travelocity Holdings, Inc., but which can be settled in cash or shares of our common stock, in the good faith discretion of our board of directors. Further, in 2010 Messrs. Klein and Miller were granted equity awards in the form of options to purchase 350,000 common units of Travelocity.com LLC.

Beginning in December 2012, we began delivering long-term incentive compensation to our executive officers, including the Named Executive Officers who were then our employees, using a mix of options to purchase shares of our common stock and restricted stock unit awards covering shares of our common stock. At that time, we determined that this equity award mix would effectively align the interests of our executive officers with those of our stockholders and provide each individual executive officer with a significant incentive to manage us from the perspective of an owner with an equity stake in the business. We also determined that these equity awards would serve as an effective retention tool for our executive officers, as unvested awards would generally be forfeited if he or she voluntarily left our employ. Half of the value of these equity awards granted to our executive officers is delivered in the form of an time-based option and half in the form of a performance-based restricted stock unit award. For a detailed description of these awards, see the “Fiscal 2013 Grants of Plan-Based Awards Table” below.

In determining the value of the long-term incentive compensation opportunities for our executive officers, the Compensation Committee considers several factors, including our financial performance, the executive officer’s contribution towards meeting our financial objectives, his or her qualifications, knowledge, experience, tenure, and scope of responsibilities, his or her past performance as against individual goals, his or her future potential, his or her current equity position (including the value of any unvested equity awards), competitive market practices, our desired compensation position with respect to the competitive market, and internal equity.

Change in Award Practices Related to our Initial Public Offering

As noted above, since our 2007 acquisition by the Principal Stockholders we have sought to retain top executive talent and motivate long-term stockholder value creation primarily through the one-time grant of equity awards upon hire and subsequent periodic awards. Following this initial public offering, the Compensation Committee intends to modify our approach to the use of long-term incentive compensation by making annual long-term incentive compensation awards to our executive officers, including the Named Executive Officers using a “portfolio” mix of time-based and performance-based equity awards. We believe these changes to our executive compensation program will better align the interests of our executive officers and stockholders, aid in attracting and retaining talent by conforming more closely to the practices among members of our peer group, and further mitigate excessive risk incentives by ensuring that we provide incentive compensation with diversified performance measures.

Fiscal 2013 Equity Awards

During Fiscal 2013, the Compensation Committee granted equity awards to Mr. Klein in connection with his promotion to serve as our CEO and to Messrs. Simonson and Robinson and Ms. Kerr in connection with their initial employment with us. The value of these equity awards was determined in arms-length negotiation between the individual executive officer and the Compensation Committee. For purposes of these negotiations, the Compensation Committee referenced, in part, competitive market data.

For a detailed description of these equity awards, see “—Employment Agreements” and the “Fiscal 2013 Summary Compensation Table” and the “Fiscal 2013 Grants of Plan-Based Awards Table” below.

New Omnibus Equity Compensation Plan

In connection with this offering, our board of directors plans to adopt the 2014 Omnibus Plan. All equity-based awards granted on or after this offering will be granted under the 2014 Omnibus Plan. The Compensation Committee, serving as the plan administrator, will select participants from among our employees, independent contractors, and the non-employee members of our board of directors.

The purpose of the 2014 Omnibus Plan will be to promote our interests by providing for the grant to participants of incentives in the form of equity awards. These equity awards will be intended to provide our employees with a proprietary interest in us and to align the interests of our employees and stockholders.

The 2014 Omnibus Plan will provide for the grant of stock options, other stock-based awards, cash incentive awards, and performance-based compensation. The Compensation Committee will also have the discretion to provide for dividends or dividend equivalents in connection with an award under the 2014 Omnibus Plan.

Health, Welfare, and Other Employee Benefits

We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently match contributions made to the plan by our employees, including executive officers, up to 6% of their eligible compensation. We intend for the plan to qualify under Section 401(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.
In addition, we provide other benefits to our executive officers, including the Named Executive Officers, on the same basis as all of our full-time employees. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we provide perquisites and other personal benefits to our executive officers in limited situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. For example, each of our executive officers is eligible to receive financial planning benefits, subject to an annual allowance of up to $5,000 per year. In addition, our executive officers are eligible to participate in our annual physical program. This program provides for an annual executive physical up to an amount of $3,700. The Compensation Committee believes that these personal benefits are a reasonable component of our overall executive compensation program and are consistent with market practices.

In addition, historically we paid the dues for a country club membership for certain executive officers, including Messrs. Klein and Gilliland. While they received some incidental benefits from these memberships, we believe that the primary purpose has been to facilitate opportunities for conducting business with existing and prospective customers and business partners. Accordingly, although we disclose the cost to us of these memberships in the Fiscal 2013 Summary Compensation Table, we believe that they served a legitimate and important business purpose for us. In connection with his promotion to serve as our CEO and President, Mr. Klein relinquished his membership in September 2013. In connection with his retirement in September 2013, we converted Mr. Gilliland’s membership to a personal membership (at no cost to us) and ceased to pay any further dues on such membership.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Agreements

We have entered into a written employment agreement with each of the Named Executive Officers; most recently, with Mr. Klein, our President and CEO and Mr. Robinson, our Executive Vice President and Chief Human Resources Officer. Mr. Klein’s employment agreement was negotiated on our behalf by the Chair of the Compensation Committee and approved by our board of directors; all of the other employment agreements were negotiated on our behalf by our CEO and approved by the Compensation Committee. We believe that these employment agreements were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, our board of directors or the Compensation Committee, as applicable, was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a dynamic and ever-changing industry. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a highly-competitive labor market. At the same time, our board of directors or the Compensation Committee, as applicable, was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

For a detailed description of the employment arrangements of the Named Executive Officers, see “—Employment Arrangements” below.

Post-Employment Compensation

Each of the written employment arrangements with the Named Executive Officers, as described in “—Employment Arrangements” below, provides them with the opportunity to receive various payments and benefits in the event of an involuntary termination of employment under certain specified circumstances, including an involuntary termination of employment in connection with a change in control of us.

We provide these arrangements to encourage the Named Executive Officers to work at a dynamic and rapidly growing business where their long-term compensation largely depends on future stock price appreciation. Specifically, the arrangements are intended to mitigate a potential disincentive for the Named Executive Officers when they are evaluating a potential acquisition of us, particularly when their services may not be required by the acquiring entity. In such a situation, we believe that these arrangements are necessary to encourage retention of the Named Executive Officers through the conclusion of the transaction, and to ensure a smooth management transition. These arrangements have been drafted to provide each of the Named Executive Officers with consistent treatment that is competitive with current market practices. We believe that the level of benefits provided under these various agreements is in line with market practice and help us to attract and retain key talent.

For a detailed description of the post-employment compensation arrangements of the Named Executive Officers, see “—Potential Payments upon Termination or Change in Control” below.

Other Compensation Policies

In anticipation of becoming a public reporting company, we are in the process of adopting several policies that we believe are important components of a public-company executive compensation program.

Stock Ownership Policy

Currently, we do not have equity security ownership guidelines or requirements for our executive officers. Nonetheless, most of our executive officers, including the Named Executive Officers, have significant stock ownership in us. Some of this stock was purchased by these executive officers in March 2007 in conjunction with our becoming a privately-held entity. Other executive officers have received significant equity awards in connection with joining us. The Compensation Committee believes that this stock ownership aligns the financial interests of our executive officers with those of our stockholders. To further this ownership objective, we intend to adopt stock ownership policies for our executive officers and the non-employee members of our board of directors in connection with this offering.

Compensation Recovery Policy

Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery (“clawback”) policy covering our annual and long-term incentive award plans and arrangements once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Act.

Derivatives Trading and Hedging Policies

In connection with this offering, we intend to adopt a general insider trading policy that provides that no employee, officer, or member of our board of directors may acquire, sell, or trade in any interest or position relating to the future price of our securities, such as a put option, a call option or a short sale (including a short sale “against the box”), or engage in hedging transactions (including “cashless collars”). Similarly, we intend to adopt a general policy that prohibits our executive officers and members of our board of directors from pledging any of their shares of our common stock as collateral for a loan or other financial arrangement.

Equity Award Grant Policy

We have not adopted a formal policy for the timing of equity awards. The Compensation Committee, however, follows an informal practice of granting annual equity awards in the first quarter of the calendar year. We have also granted awards in the case of new hires, promotions or special retention awards. We intend to adopt a formal policy for the timing of equity awards in connection with this offering. It is anticipated that, pursuant to this policy, the Compensation Committee will grant equity awards at approximately the same time each year, generally during the first quarter of the calendar year.

Tax and Accounting Considerations

Deductibility of Compensation

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and each of the three other most highly-compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As we are not currently publicly-traded, the Compensation Committee has not in recent years taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. In approving the amount and form of compensation for our executive officers in the future, however, the Compensation Committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). Further, as a newly public company, we intend to rely upon certain transition relief under Section 162(m).

Nonetheless, the Compensation Committee believes that, in establishing the cash and equity incentive compensation plans and arrangements for our executive officers, the potential deductibility of the compensation payable under those plans and arrangements should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason, the Compensation Committee may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash incentive awards tied to our financial performance or equity incentive awards tied to the executive officer’s continued service, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code. Further, the Compensation Committee reserves the discretion, in its judgment, to approve, from time to time, compensation arrangements that may not be tax deductible for us, such as base salary and equity awards with time-based vesting requirements, or which do not comply with an exemption from the deductibility limit when it believes that such arrangements are appropriate to attract and retain executive talent.

The Compensation Committee believes it is important to maintain cash and equity incentive compensation at the requisite level to attract and retain the individuals essential to our financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

“Golden Parachute” Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of us that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any Named Executive Officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during Fiscal 2013 and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Developments Following the End of Fiscal 2013

Mr. Sparks has informed us that he plans on departing Sabre at such time as the Expedia SMA becomes operationally complete later this year. At such time, day-to-day operation of the Travelocity business in North America will be managed by Roshan Mendis, currently the President of Travelocity North America. The day-to-day operation of lastminute.com will be managed by Matthew Crummack, currently the CEO of lastminute.com. Mr. Sparks may act in an advisory role to Sabre for some period of time after his departure.

Fiscal 2013 Summary Compensation Table

The following table sets forth the compensation paid to, received by, or earned during Fiscal 2013 by the Named Executive Officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non- Equity Incentive Plan Compen- sation ($)(2)		All Other Compensation ($)(3)	Total ($)
Thomas Klein,	2013	$711,923	—	$1,968,206	$1,729,168	$		$27,258	$
President and CEO

Richard Simonson,	2013	$484,615	—	$2,991,000	$2,010,000	$		$283,266	$
Executive Vice President and Chief
Financial Officer(4)

Carl Sparks,	2013	$600,000	—	—	—	$		$28,884	$
Executive Vice President and President and
CEO, Travelocity

Deborah Kerr,	2013	$403,846	$225,000	$1,994,000	$2,010,000	$		$258,158	$
Executive Vice President and Chief Product and Technology Officer(5)

William G. Robinson, Jr.,	2013	$16,154	$50,000	$1,383,894	$1,389,821		—	$1,140		$2,841,009
Executive Vice President and Chief Human
Resources Officer(6)

Michael S. Gilliland,	2013	$730,769	—	—	—		—	$2,334,105		$3,064,874
former CEO(7)

Mark Miller,	2013	$205,000	—	—	—		—	$374,479		$579,479
former Executive Vice President and Chief
Financial Officer(8)

(1)	The amounts reported in the “Stock Awards” and “Option Awards” columns represent the aggregate grant date fair value of the stock-based awards granted to the Named Executive Officers during Fiscal 2013, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”), disregarding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 17, Options and Other Equity-Based Awards, to the audited consolidated financial statements included in this prospectus. Note that the amounts reported in these columns reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from these awards.
(2)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent the amounts paid to our Named Executive Officers for Fiscal 2013 pursuant to the Fiscal 2013 EIP. As of the date of this filing, the Compensation Committee had not determined these amounts for Fiscal 2013. For a discussion of this plan, see “—Compensation Elements—Annual Incentive Compensation” above.
(3)	The amounts reported in the “All Other Compensation” column are described in more detail in the following table. The amounts reported for perquisites and other benefits represent the actual cost incurred by us in providing these benefits to the indicated Named Executive Officer.

Name	Group Term Life Insurance Premiums	Country Club Membership Dues(a)	Executive Physical Examin- ation	Financial Planning Services		Relocation		Section 401(k) Plan Matching Contribution	Post-Employment Compensation Payments(b)
Mr. Klein	$713	$3,058	$3,277	$4,910				$15,300	—
Mr. Simonson	$579	—	$3,697	$5,000		$258,690	(c)	$15,300	—
Mr. Sparks	$792	—	$2,792	$10,000	(d)			$15,300	—
Ms. Kerr	$508	—	—	—		$250,000	(e)	$7,650	—
Mr. Robinson	—	—	—	—		$1,140	(f)	—	—
Mr. Gilliland	$796	$5,965	$3,475	—				$14,700	$2,309,169
Mr. Miller	$267	—	$2,267	—				$12,600	$359,345

(a)

Historically, we paid the dues for a country club membership for certain executive officers, including, during Fiscal 2013, Messrs. Klein and Gilliland. In connection with his promotion to serve as our CEO and President, Mr. Klein relinquished his membership in

September 2013. In connection with his retirement in September 2013, we converted Mr. Gilliland’s membership to a personal membership (at no cost to us) and ceased to pay any further dues on such membership. We did not have any of these arrangements for any other executive officer during Fiscal 2013.
(b)	The amounts reported in this column represent post-employment compensation payments and benefits provided to Messrs. Gilliland and Miller.
(c)	In connection with his joining us as our Executive Vice President and Chief Financial Officer, we paid a relocation company the reported amount for the costs associated with Mr. Simonson’s relocation to Dallas, Texas. In Fiscal 2013, Mr. Simonson’s relocation benefit totaled $258,690, which includes a tax gross up by us of $62,015 for all applicable taxes relating to such benefit.
(d)	The amount reported represents the costs that Mr. Sparks’ incurred in each of Fiscal 2012 ($5,000) and Fiscal 2013 ($5,000) for financial planning services.
(e)	In connection with her joining us as our Executive Vice President and Chief Product and Technology Officer, and pursuant to the terms and conditions of her employment agreement, we paid Ms. Kerr the reported amount to reimburse her for the costs associated with her relocation to Dallas, Texas.
(f)	In connection with his joining us as our Executive Vice President and Chief Human Resources Officer, we have agreed to pay a relocation company for the costs associated with Mr. Robinson’s relocation to Dallas, Texas. The amount reported represents the amounts that we were billed for these costs during Fiscal 2013.

(4)	Mr. Simonson joined us as our Executive Vice President and Chief Financial Officer on March 11, 2013.
(5)	Ms. Kerr joined us as our Executive Vice President and Chief Product and Technology Officer on March 11, 2013.
(6)	Mr. Robinson joined us as our Executive Vice President and Chief Human Resources Officer on December 16, 2013.
(7)	Mr. Gilliland stepped down from his position as our CEO on August 15, 2013 and retired effective September 21, 2013.
(8)	Mr. Miller stepped down from his position as our Executive Vice President and Chief Financial Officer on March 11, 2013.

Fiscal 2013 Grants of Plan-Based Awards Table

The following table sets forth, for each of the Named Executive Officers, the plan-based awards granted to him or her during Fiscal 2013.

Name	Grant Date	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards (Target) ($)(1)		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards (Maximum) ($)(1)	Estimated Future Payouts Under Equity Incentive Plan Awards (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Mr. Klein		$784,778		$1,569,556
	08/15/2013					198,563	$13.22	$808,151
	08/15/2013				66,188			$875,005
	10/25/2013					200,221	$14.01	$921,017
	10/25/2013				78,030			$1,093,200

Mr. Simonson		$387,692		$775,384
	03/11/2013					600,000	$9.97	$2,010,000
	03/11/2013				300,000			$2,991,000

Mr. Sparks		$480,000		$960,000

Ms. Kerr		$323,077		$646,154
	03/11/2013					600,000	$9.97	$2,010,000
	03/11/2013				200,000			$1,994,000

Mr. Robinson		—		—
	12/16/2013					296,337	$14.01	$1,389,821
	12/16/2013				98,779			$1,383,894

Mr. Gilliland		$1,500,000	(5)	—

Mr. Miller		$294,000	(5)	—

(1)

The amounts reported reflect the target and maximum annual cash bonus opportunities payable to the Named Executive Officer under the Fiscal 2013 EIP. For each of the Named Executive Officers (other than

Mr. Sparks), funding of these non-equity incentive plan awards began upon achievement of 90% of the target performance level with maximum funding (200% of target funding) upon the achievement of 123% of the target performance level. For Mr. Sparks, funding with respect to the 50% of his EIP award that relates to the Pre-VCP EBITDA for Travelocity began upon achievement of the Travelocity Pre-VCP EBITDA target level minus $10 million, with maximum funding (200% of target funding) upon the achievement of 235% of Travelocity’s Pre-VCP EBITDA target level.
(2)	The restricted stock unit awards granted under our 2012 Management Equity Incentive Plan vest as to 25% of the shares of our common stock subject to each such award on March 15th in each of calendar years 2014, 2015, 2016, and 2017 if, as of the end of our most recent fiscal year ending prior to each such vesting date, we have achieved at least 95% of the EBITDA target level established for such fiscal year as determined by our board of directors, consistent with the annual business plan for such fiscal year, subject to each Named Executive Officer’s continued employment through each such vesting date. For purposes of these restricted stock unit awards, the EBITDA performance measure for Fiscal 2013 was adjusted to exclude the following items: goodwill impairments, prior period non-cash adjustments, and one-time costs associated with specific business enhancement initiatives.
(3)	All options to purchase shares of our common stock granted to the Named Executive Officers in Fiscal 2013 were granted under our 2012 Management Equity Incentive Plan and are subject to time-based vesting conditions. Each of these options has an exercise price equal to the fair market value of the shares of our common stock on the date of grant and a term of 10 years.

With the exception of the option granted to Mr. Klein, 25% of the shares of our common stock subject to each such option vests on the first anniversary of the date of grant and as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to the Named Executive Officer’s continued employment through each vesting date. Mr. Klein’s option vested as to 25% of the shares of our common stock subject to such option on the date of grant and as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to his continued employment through each vesting date.

(4)	These amounts reflect the aggregate grant date fair value of option and stock awards computed in accordance with ASC Topic 718. The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model, which generated a Black-Scholes-computed value of $3.35 per share on March 11, 2013, $4.07 per share on August 15, 2013, $4.37 per share on October 1, 2013, $4.60 per share on October 25, 2013, and $4.69 per share on December 16, 2013.
(5)	These amounts represent the target annual cash bonus opportunities of Messrs. Gilliland and Miller as determined by the Compensation Committee at the beginning of Fiscal 2013. As neither individual was our employee at the end of Fiscal 2013, neither Named Executive Officer received an annual cash bonus for Fiscal 2013. This target annual cash bonus opportunity, however, was used in determining their post-employment compensation payments and benefits as provided pursuant to their respective employment agreements.

Fiscal 2013 Outstanding Equity Awards at Year-End Table

The following table sets forth, for each of the Named Executive Officers, the equity awards outstanding as of December 31, 2013.

Name	Date of Grant of Equity Award	Option/SAR Awards— Number of Securities Underlying Unexercised Options/SARs (#) Exercisable(1)	Option/SAR Awards— Number of Securities Underlying Unexercised Options/SARs (#) Unexercisable(1)		Option/SAR Awards— Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)		Option/SAR Awards— Option/SAR Exercise Price ($)		Option/SAR Awards— Option/SAR Expiration Date		Equity Incentive Plan Awards— Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(2)		Equity Incentive Plan Awards— Market or Payout Value of Unearned Shares, Units, Other Rights That Have Not Vested ($)
Mr. Klein	06/11/2007				317,250		$5.00		06/11/2017
	06/11/2007	634,500	—				$5.00		06/11/2017
	01/31/2008				11,250		$5.00		01/31/2018
	01/31/2008	22,500	—				$5.00		01/31/2018
	03/31/2009	381,250	18,750	(4)			$3.00		03/31/2019
	03/31/2009	156,550	7,700	(4)			$3.00		03/31/2019
	03/23/2010	267,968	82,032	(4)			$5.23		03/23/2020
	03/23/2010	—	350,000	(5)			$0.6251	(6)	03/23/2020
		10,000	30,000	(7)			$9.97		12/03/2022
	12/03/2012	62,050	136,513	(8)			$13.22		08/15/2023
	08/15/2013	62,569	137,652	(8)			$14.01		10/25/2023
	10/25/2013										20,000		$280,200
	12/03/2012										66,188		$927,294
	08/15/2013										78,030		$1,093,200
	10/25/2013

Mr. Simonson	03/11/2013	—	600,000	(7)			$9.97		03/11/2023
	03/11/2013										300,000		$4,203,000

Mr. Sparks	04/25/2011										118,064	(10)	$1,654,077

	05/15/2012	1,831,896	219,828	(9)			$2.77		05/15/2022
	05/15/2012	1,831,896	219,828	(9)			$0.13		05/15/2022			(11)
													$1,680,000

Ms. Kerr	03/11/2013	—	600,000	(7)			$9.97		03/11/2023
	03/11/2013										200,000		$2,802,000

Mr. Robinson	12/16/2013	—	296,337	(7)			$14.01		12/16/2023
	12/16/2013										98,779	(12)	$1,383,894

Mr. Gilliland	06/11/2007	1,587,500	—				$5.00		09/21/2015	(15)
	04/01/2008	62,500	—				$5.00		09/21/2015	(15)
	04/01/2009	825,000	—				$3.00		09/21/2015	(15)
	04/01/2009	750,000	—				$3.00		09/21/2015	(15)
	12/03/2012	108,668	326,007	(13)			$9.97		09/21/2015

Mr. Miller	06/11/2007	—	—		112,575	(14)	$5.00		06/30/2015
	06/11/2007	337,725	—				$5.00		06/30/2015
	01/31/2008	—	—		5,100	(14)	$5.00		06/30/2015
	01/31/2008	15,300	—				$5.00		06/30/2015
	03/31/2009	304,476	—				$3.00		06/30/2015
	03/23/2010	235,156	—				$5.23		06/30/2015

(1)	Each option to purchase shares of our common stock granted prior to 2012 was granted pursuant to our 2007 Management Equity Incentive Plan (amended in 2010) or, if granted in 2012 or later, our 2012 Management Equity Incentive Plan, and each option to purchase common units of Travelocity.com LLC was granted pursuant to the Travelocity.com Amended and Restated Limited Liability Company Agreement. Each stock appreciation right to acquire shares of the common stock of Travelocity Holdings, Inc. and common units of Travelocity.com LLC was granted to Mr. Sparks pursuant to our Amended and Restated Stock Incentive Plan for Travelocity’s CEO Stock-Settled SARs with Respect to Travelocity Equity (amended and restated May 3, 2012). Each of these options and stock appreciation rights expires ten years from the date of grant.
(2)	Each restricted stock unit award covering shares of our common stock was granted pursuant to our 2012 Management Equity Incentive Plan. These restricted stock unit awards vest as to 25% of the shares of our common stock subject to each such award on March 15th in each of calendar years 2014, 2015, 2016, and 2017 if, as of the end of our most recent fiscal year ending prior to each such vesting date, we have achieved at least 95% of the EBITDA target level established for such fiscal year as determined by our board of directors, consistent with the annual business plan for such fiscal year, subject to the Named Executive Officer’s continued employment through each vesting date. For purposes of these restricted stock unit awards, the EBITDA performance measure for Fiscal 2013 was adjusted to exclude the following items: goodwill impairments, prior period non-cash adjustments, and one-time costs associated with specific business enhancement initiatives.
(3)	These options to purchase shares of our common stock vest and become exercisable upon a liquidity event where the Principal Stockholders realize a threshold MoM for their interest in us, as determined by our board of directors, or, following the third anniversary of an initial public offering of our common stock, upon a determination by our board of directors that such MoM could be realized by our Principal Stockholders if they sold their remaining interest in us, and except for Mr. Miller, subject to the Named Executive Officer’s continued employment through such date.
(4)	These options to purchase shares of our common stock vest and become exercisable as to 25% of the shares of common stock subject to each such option on the first anniversary of the date of grant and as to 4.6875% of such shares at the end of each successive three-month period thereafter, subject to the Named Executive Officer’s continued employment through each vesting date.
(5)	This option to purchase common units of Travelocity.com LLC vests and become exercisable as to 25% of the shares of common stock subject to such option on the first anniversary of the date of grant and as to 4.6875% of such shares at the end of each successive three month period thereafter, subject to the Named Executive Officer’s continued employment through each vesting date. This Travelocity.com option was granted with a companion option in respect of our common stock. The Travelocity.com option may only be exercised if the aggregate fair market value of both options is greater than the aggregate exercise price of both options, in which case the exercisable percentage (not to exceed 100%) is calculated as follows: 100 multiplied by the quotient of (A) the aggregate fair market value minus the aggregate exercise price divided by (B) the fair market value minus the exercise price, in each case at the time of determination of the exercisable percentage.
(6)	The exercise price of the option to purchase common units of Travelocity.com LLC increases quarterly at 6.00% per annum until the option has been exercised in full. The initial exercise price of the option was $0.50 per share.
(7)	These options to purchase shares of our common stock vest and become exercisable as to 25% of the shares of common stock subject to each such option on the first anniversary of the date of grant and as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to the Named Executive Officer’s continued employment through each vesting date.
(8)	These options to purchase shares of our common stock vest and become exercisable as to 25% of the shares of common stock subject to each such option on the date of grant and as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to the Named Executive Officer’s continued employment through each vesting date.
(9)

The stock appreciation right to acquire shares of the common stock of Travelocity Holdings, Inc. and common units of Travelocity.com LLC vests and becomes exercisable as to 25% of the shares of common stock and common units subject to such stock appreciation right on the date of grant and as to 6.25% of such shares or common units at the end of each successive three month period thereafter commencing on May 15, 2012, until 100% of the stock appreciation right is fully vested and exercisable, subject to the Named

Executive Officer’s continued employment through each vesting date. This award may also be exercised for cash or shares of our common stock, in the good faith discretion of our board of directors.
(10)	The restricted stock award vests as to one-third of the total number of shares of our common stock subject to such award on each of the first, second, and third anniversaries of the date of grant, subject to the Named Executive Officer’s continued employment through each vesting date.
(11)	This restricted stock unit award remains unvested as to $1,680,000 of its aggregate grant date value, and will vest as to this prescribed value as follows: $520,000 on June 15, 2014, $560,000 on December 15, 2014, and $600,000 on June 15, 2015. If settled in shares, the number of shares of our common stock to be delivered at each vesting date will be determined by dividing these prescribed amounts by the current fair market value of the shares of our common stock on each respective vesting date, with any residual value to be delivered in cash. Since the number of shares of our common stock to be settled upon the vesting of the remaining installments of this award is not currently determinable, the amount disclosed in the “Equity Incentive Plan Awards—Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested” column represents the remaining unvested portion of the original aggregate grant date value of the award.
(12)	Pursuant to the terms of Mr. Robinson’s employment agreement, in the event that the 25% of the shares of our common stock subject to his restricted stock unit award which are scheduled to vest on March 15, 2014, subject to the achievement of 95% of the Fiscal 2013 EBITDA target level, do not vest, he will be granted a new restricted stock unit award for the number of shares of our common stock that do not vest under the terms and conditions of our equity compensation plan in effect at the time.
(13)	This option to purchase shares of our common stock vests and becomes exercisable as to 25% of the shares of common stock subject to such option on the first anniversary of the date of grant and as to 10.7% of such shares at the end of each successive three-month period thereafter, subject to Mr. Gilliland remaining a member of our board of directors through each vesting date other than in the event Mr. Gilliland’s service on our board of directors is terminated without cause.
(14)	Pursuant to the terms of our letter agreement with Mr. Miller, in connection with his termination of employment, any vested options to purchase shares of our common stock will remain exercisable through the earlier of their expiration date and June 30, 2015, and any unvested options to purchase shares of our common stock that are subject to performance-based vesting requirements will continue to vest and become exercisable according to the terms of our 2007 Management Equity Incentive Plan (as amended in 2010) until June 30, 2015, at which time any outstanding options held by Mr. Miller will expire and be forfeited.
(15)	Pursuant to the terms of our letter agreement with Mr. Gilliland in connection with his retirement, these unvested options to purchase shares of our common stock will remain exercisable through the earlier of their expiration date and September 21, 2015.

Fiscal 2013 Options Exercised and Stock Vested Table

The following table sets forth, for each of the Named Executive Officers, the number of shares of our common stock acquired upon the exercise of stock options and vesting of restricted stock and restricted stock units during the fiscal year ended December 31, 2013, and the aggregate value realized upon the exercise or vesting of such awards. For purposes of the table, the value realized is based upon the fair market value of our common stock on the various exercise or vesting dates.

Name	Option Awards— Number of Shares Acquired on Exercise (#)	Option Awards— Value Realized on Exercise ($)	Stock Awards— Number of Shares Acquired on Vesting (#)		Stock Awards— Value Realized on Vesting ($)
Mr. Klein	—	—	—		—
Mr. Simonson	—	—	—		—
Mr. Sparks	—	—	185,606	(1)	$2,257,654	(2)
Ms. Kerr	—	—	—		—
Mr. Robinson	—	—	—		—
Mr. Gilliland	—	—	—		—
Mr. Miller	—	—	—		—

(1)	This amount represents the sum of (a) the portion of Mr. Sparks 2011 restricted stock award that vested in April 2013 (118,062 shares), (b) the portion of his November 2012 restricted stock unit award that vested and was settled on June 15, 2013 (33,283 shares), and (c) the portion of his November 2012 restricted stock unit award that vested and was settled on December 15, 2013 (34,261 shares).
(2)	This amount represents the sum of (a) the portion of Mr. Sparks 2011 restricted stock award that vested in April 2013 ($1,337,654), (b) the portion of his November 2012 restricted stock unit award that vested and was settled on June 15, 2013 ($440,000), and (c) the portion of his November 2012 restricted stock unit award that vested and was settled on December 15, 2013 ($480,000).

Fiscal 2013 Pension Benefits Table

The following table sets forth, for each of the Named Executive Officers, information about the pension benefits that have been earned by him or her under our Legacy Pension Plan (the “LPP”). The benefits to be received under the LPP depend, in part, upon the length of employment of each Named Executive Officer with us. The LPP was frozen to further benefit accruals as of December 31, 2005. Consequently, the information appearing in the column entitled “Number of Years of Credited Service” reflects employment only through that date.

The column entitled “Present Value of Accumulated Benefit” represents a financial calculation that estimates the cash value of the full pension benefit that has been earned by each Named Executive Officer. It is based on various assumptions, including assumptions about how long each Named Executive Officer will live and future interest rates. Additional details about the pension benefits disclosed for each Named Executive Officer follow the table.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Mr. Klein	The Sabre, Inc. Legacy Pension Plan	7.5	$184,100	—
Mr. Simonson	—	—	—	—
Mr. Sparks	—	—	—	—
Ms. Kerr	—	—	—	—
Mr. Robinson	—	—	—	—
Mr. Gilliland	The Sabre, Inc. Legacy Pension Plan	8.0	$194,400	—
Mr. Miller	The Sabre, Inc. Legacy Pension Plan	0.5	$8,800	—

(1)	Effective December 31, 2005, the LPP was frozen to further benefit accruals. Accordingly, the number of years reported in the “Number of Years Credited Service” column reflects employment only through that date.
(2)	The present value of the accumulated retirement benefit for each Named Executive Officer was calculated using a 5.23% discount rate, the RP-200 White Collar mortality table, and assumed payable at the LPP’s earliest, unreduced retirement age of 62.

Summary Information

The LPP is a tax-qualified pension plan that was open to all employees who met the eligibility requirements until March 15, 2000 and that was frozen to further benefit accruals as of December 31, 2005.

Within the LPP, a variety of formulas are used to determine pension benefits. Different benefit formulas apply as a legacy of our spin-off from American Airlines, Inc. The accrued benefit payable is the greatest benefit determined by the following four formulas:

1. Final Average Benefit Formula	Single Life Annuity equal to 1.667% of Final Average Compensation multiplied by Years of Credited Service

2. Basic Benefit Formula (Career Average)	Single Life Annuity equal to Prior Plan Basic Benefit as of 12/31/96, plus for service January 1, 1997—December 31,2005: 1.25% x each year’s average monthly pay (up to $550) plus 2% x each year’s average monthly pay (over $550) multiplied by number of months worked in each year as a participant in LPP through December 31, 2005

3. Social Security Offset Formula:	Single Life Annuity equal to 2% of Final Average Annualized Compensation x Years of Credited Service minus 1.5% of Annual Social Security benefit x Years of Credited Service (up to a maximum of 50% of the Social Security benefit)

4. Minimum Benefit Formula	Single Life Annuity equal to Minimum Benefit Rate (Minimum Benefit Rate is equal to $282 if Final Average Annualized Compensation is less than $15,000; otherwise it is $288) multiplied by Years of Credited Service

For each formula listed in the chart above, compensation taken into account in calculating pension benefits includes base salary and commission, but excludes bonuses, overtime pay, premium pay, shift differentials, variable compensation, profit sharing awards, expense reimbursements, and expense allowances.

The benefit formulas set forth above describe the pension benefits in terms of a single life annuity. Participants are eligible to receive their benefits in other payment forms, however, including lump sums, joint and survivor annuities, period certain annuities, and level income payments. No matter which form of payment a participant may select, each has the same actuarially equivalent value.

In addition, the LPP provides an option for early retirement. At age 62 or greater with at least 10 years of service, a participant may commence an unreduced benefit. A participant who is between the ages of 55 and 62 with at least 15 years of service may begin a benefit reduced by 3% for each year the benefit commences prior to age 62. Finally, in the case of a participant less than age 62 with at least 10 years of service but not more than 15 years of service, he or she may begin a benefit reduced 3% for each year prior to age 65.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the Named Executive Officers during Fiscal 2013.

Employment Arrangements

We have entered into employment agreements with each of the Named Executive Officers as described below.

Typically, these agreements provide for employment for a specified period of time (typically, two or three years; five years in the case of Mr. Sparks), subject to automatic renewal for additional one-year terms unless either party provided written notice of non-renewal in accordance with the terms and conditions of the agreement.

In addition, these agreements included the Named Executive Officer’s initial base salary or base salary at the time the agreement was executed, an annual bonus opportunity under our Executive Incentive Plan, and standard employee benefit plan and program participation. Occasionally, these agreements also provided for a recommended equity award grant to be submitted to our board of directors for approval, with an exercise price, in the case of an option to purchase shares of our common stock, equal to the fair market value of the shares of our common stock on the date of grant and subject to our specified vesting requirements. These offers of employment were each subject to covenants during the period of employment and for a specified period thereafter involving non-solicitation of customers, suppliers, and employees, non-competition, and non-disclosure of confidential information and trade secrets.

Mr. Klein

On August 14, 2013, we entered into a new employment agreement with Mr. Klein in connection with his appointment as our CEO that provides for his general employment terms, including certain compensation arrangements. Mr. Klein’s employment agreement also provides for specified payments and benefits in the event of his termination of employment under certain specified circumstances, including in connection with a change in control, which are described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Under the terms of his employment agreement, Mr. Klein’s initial annual base salary in connection with his appointment as CEO was set at $900,000, less applicable withholding taxes, and is subject to annual review for a possible increase (but not decrease). Mr. Klein is also eligible to receive an annual target bonus based on his attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with his initial target bonus opportunity equal to 125% of his then-current annual base salary and a maximum bonus opportunity equal to 200% of his then-current annual base salary.

Further, Mr. Klein was granted an option to purchase 198,563 shares of our common stock with an exercise price equal to the fair market value of such shares of common stock on the date of grant and a restricted stock unit award covering 66,188 shares of our common stock. The option was to vest as to 25% of the shares of our common stock subject to the option on the date of grant and thereafter as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to his continued employment through each vesting date. The restricted stock unit award was to vest as to 25% of the shares of our common stock subject to such award on March 15th in each of calendar years 2014, 2015, 2016, and 2017 if, as of the end of our most recent fiscal year ending prior to each such vesting date, we have achieved at least 95% of the EBITDA target level established for such fiscal year as determined by our board of directors, consistent with the annual business plan for such fiscal year. The vesting of the shares of common stock subject to these equity awards is also subject to acceleration as described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Subsequently, on October 25, 2013, to give effect to its original objective of providing Mr. Klein with a long-term incentive compensation opportunity with a grant date fair value of approximately $3,500,000 which was not accomplished with the awards described above, our board of directors granted Mr. Klein an additional option to purchase 200,221 shares of our common stock with an exercise price equal to the fair market value of such shares of common stock on the date of grant and a restricted stock unit award covering 78,030 shares of our common stock. These equity awards were subject to vesting requirements similar to the vesting requirements applicable to the equity awards granted to Mr. Klein at the time that we entered into the new employment agreement with him.

Mr. Simonson

Effective March 11, 2013, we entered into an employment agreement with Mr. Simonson in connection with his appointment as our Executive Vice President and Chief Financial Officer that provided for his general employment terms, including certain compensation arrangements. Mr. Simonson’s employment agreement also provides for specified payments and benefits in the event of his termination of employment under certain specified circumstances, including in connection with a change in control of us, which are described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Under the terms of his employment agreement, Mr. Simonson received an initial annual base salary of $600,000, less applicable withholding taxes, which is subject to annual review for a possible increase (but not decrease). Mr. Simonson also received a one-time “sign on” bonus in the amount of $120,000, subject to repayment under certain conditions.

Mr. Simonson is also eligible to receive an annual target bonus based on his attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with his initial target bonus opportunity equal to 80% of his then-current annual base salary.

Further, Mr. Simonson was granted an option to purchase 600,000 shares of our common stock with an exercise price equal to the fair market value of such shares of common stock on the date of grant and a restricted stock unit award covering 300,000 shares of our common stock. The option to purchase shares of our common stock vests as to 25% of the shares of common stock subject to such option on the first anniversary of the date of grant and thereafter as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to his continued employment through each vesting date. The restricted stock unit award vests as to 25% of the shares of our common stock subject to such award on March 15th in each of calendar years 2014, 2015, 2016, and 2017 if, as of the end of our most recent fiscal year ending prior to each such vesting date, we have achieved at least 95% of the EBITDA target level established for such fiscal year as determined by our board of directors, consistent with the annual business plan for such fiscal year, subject to his continued employment through each vesting date. The vesting of the shares of common stock subject to such awards is also subject to acceleration as described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Mr. Sparks

Effective March 22, 2011, Mr. Sparks entered into an employment agreement with our wholly-owned subsidiary, Travelocity.com LP, in connection with his appointment as Executive Vice President and President and CEO of Travelocity that provides for his general employment terms, including certain compensation arrangements. Mr. Sparks’ employment agreement also provides for specified payments and benefits in the event of his termination of employment under certain specified circumstances, including in connection with a change in control of us, which are described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Mr. Sparks’ employment agreement provides for an initial annual base salary of $600,000, less applicable withholding taxes, which is subject to annual review for a possible increase (but not decrease). Mr. Sparks is also eligible to receive an annual target bonus based on his attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with his initial target bonus opportunity equal to 80% of his then-current annual base salary.

Further, Mr. Sparks was granted equity awards in the form of a restricted stock award covering 354,191 shares of our common stock and a tandem stock appreciation right covering 2,931,035 shares of the stock or units of each of Travelocity Holdings, Inc. and Travelocity.com LLC, respectively, with a strike price equal to the fair market value of such shares and common units on the date of grant. The restricted stock award was to vest as to one-third of the total number of shares of our common stock subject to such award on each of the first, second, and third anniversaries of the date of grant, subject to his continued employment through each vesting date. The tandem stock appreciation right was to vest as to 25% of the shares of the common stock of Travelocity Holdings, Inc. and common units of Travelocity.com LLC subject to such awards on the first anniversary of the date of grant and as to 4.6875% of such shares and common units at the end of each successive three-month period thereafter, subject to his continued employment through each vesting date. The stock appreciation right could also be exercised for cash or shares of our common stock, in the good faith discretion of our board of directors.

In May 2012, we cancelled the tandem stock appreciation right and granted Mr. Sparks a new stock appreciation right covering 2,931,035 shares of the stock or common units of each of Travelocity Holdings, Inc. and Travelocity.com LLC with a strike price equal to the fair market value of such shares and common units on the date of grant. Generally, this award was subject to the terms and conditions of the prior stock appreciation right award agreement. The vesting of the shares of common stock or common units subject to such awards is also subject to acceleration as described in greater detail under “Potential Payments upon Termination or Change in Control” below.

In connection with the grant of a restricted stock unit award to Mr. Sparks in November 2012, he agreed that, as a condition of his right to settlement of the award, he would forfeit up to 30% of the number of unvested shares and common units subject to his stock appreciation right, with the forfeiture of such shares and common units occurring in three equal installments on December 15, 2012, June 15, 2013, and December 15, 2013, respectively.

Ms. Kerr

Effective March 11, 2013, we entered into an employment agreement with Ms. Kerr in connection with her appointment as our Executive Vice President and Chief Product and Technology Officer that provides for her general employment terms, including certain compensation arrangements. Ms. Kerr’s employment agreement also provides for specified payments and benefits in the event of her termination of employment under certain specified circumstances, including in connection with a change in control of us, which are described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Under the terms of her employment agreement, Ms. Kerr received an initial annual base salary of $500,000, less applicable withholding taxes, which is subject to annual review for a possible increase (but not decrease). Ms. Kerr also received a one-time “sign on” bonus in the amount of $225,000, subject to repayment under certain conditions.

Ms. Kerr is also eligible to receive an annual target bonus based on her attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with her initial target bonus opportunity equal to 80% of her then-current annual base salary.

Under the terms of her employment agreement, Ms. Kerr was eligible to receive a lump-sum payment in the amount of $250,000 to assist her in defraying the costs of relocating her residence to Dallas, Texas, subject to her execution of an appropriate repayment agreement with us.

Further, Ms. Kerr was granted an option to purchase 600,000 shares of our common stock with an exercise price equal to the fair market value of such shares of common stock on the date of grant and a restricted stock unit award covering 200,000 shares of our common stock. The option to purchase shares of our common stock vests as to 25% of the shares of common stock subject to such option on the first anniversary of the date of grant and thereafter as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to her continued employment through each vesting date. The restricted stock unit award vests as to 25% of the shares of our common stock subject to such award on March 15th in each of calendar years 2014, 2015, 2016, and 2017 if, as of the end of our most recent fiscal year ending prior to each such vesting date, we have achieved at least 95% of the EBITDA target level established for such fiscal year as determined by our board of directors, consistent with the annual business plan for such fiscal year, subject to her continued employment through each vesting date. The vesting of the shares of common stock subject to such awards is also subject to acceleration as described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Mr. Robinson

Effective December 16, 2013, we entered into an employment agreement with Mr. Robinson in connection with his appointment as our Executive Vice President and Chief Human Resources Officer that provides for his general employment terms, including certain compensation arrangements.

Under the terms of his employment agreement, Mr. Robinson received an initial annual base salary of $420,000, less applicable withholding taxes. Mr. Robinson also received a one-time “sign-on” bonus in the amount of $50,000, subject to repayment under certain conditions.

Mr. Robinson is also eligible to receive an annual bonus based on his attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with his initial target bonus opportunity equal to 70% of his then-current annual base salary.

Further, Mr. Robinson was granted an option to purchase 296,337 shares of our common stock with an exercise price equal to the fair market value of such shares of common stock on the date of grant and a restricted stock unit award covering 98,779 shares of our common stock. The option to purchase shares of our common stock vests as to 25% of the shares of common stock subject to such option on the first anniversary of the date of grant and thereafter as to 6.25% of such shares at the end of each successive three-month period thereafter, subject to his continued employment through each vesting date. The restricted stock unit award vests as to 25% of the shares of our common stock subject to such award on March 15th in each of calendar years 2014, 2015, 2016, and 2017 if, as of the end of our most recent fiscal year ending prior to each such vesting date, we have achieved at least 95% of the EBITDA target level established for such fiscal year as determined by our board of directors, consistent with the annual business plan for such fiscal year, subject to his continued employment through each vesting date. The vesting of the shares of common stock subject to such awards is also subject to acceleration as described in greater detail under “Potential Payments upon Termination or Change in Control” below.

Mr. Gilliland

On June 11, 2007, we entered into an employment agreement with Mr. Gilliland that provided for his general employment terms, including certain compensation arrangements, and specified payments and benefits in the event of his termination of employment under certain specified circumstances, including in connection with a change in control of us.

Under the terms of his employment agreement, Mr. Gilliland received an initial annual base salary of $800,000, less applicable withholding taxes, which was subject to annual review for a possible increase (but not decrease). Mr. Gilliland was also eligible to receive an annual target bonus based on his attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with his initial target bonus opportunity equal to 150% of his then-current annual base salary.

Further, Mr. Gilliland was granted an option to purchase 3,175,000 shares of our common stock with an exercise price equal to the fair market value of such shares of common stock on the date of grant. Half of the shares of our common stock subject to the option were subject to a time-based vesting schedule, with 25% of such shares to vest on the first anniversary of the effective date of the merger transaction and as to 4.6875% of such shares at the end of each complete fiscal quarter thereafter, subject to his continued employment through each vesting date. The remaining shares of our common stock subject to the option were subject to a performance-based vesting requirement with respect to a liquidity event involving us. The vesting of the shares of the common stock subject to such option was also subject to acceleration as described in greater detail under “Potential Payments upon Termination or Change in Control” below.

The employment agreement with Mr. Gilliland was subsequently amended on December 31, 2008 to comply with the requirements of Section 409A of the Code, again on June 26, 2009 to extend its term until April 1, 2012 and make certain conforming changes, again on June 30, 2012 to further extend its term for successive one-year terms and make certain conforming changes, and on January 9, 2013 to adjust the number of shares of our common stock subject to the stock option granted to him in December 2012.

Mr. Miller

On July 31, 2009, we entered into an employment agreement with Mr. Miller that provided for his general employment terms, including certain compensation arrangements, and specified payments and benefits in the event of his termination of employment under certain specified circumstances, including in connection with a change in control of us.

Under the terms of his employment agreement, Mr. Miller received an initial annual base salary of $325,000, less applicable withholding taxes, which was subject to annual review for a possible increase (but not decrease). Mr. Miller was also eligible to receive an annual target bonus based on his attainment of one or more pre-established performance criteria established by our board of directors or a committee of our board of directors, with his initial target bonus opportunity equal to 60% of his then-current annual base salary.

Potential Payments upon Termination or Change in Control

Each of the current Named Executive Officers is eligible to receive certain severance payments and benefits under his or her employment agreement in connection with his or her termination of employment under various circumstances, including following a change in control of us.

The estimated potential severance payments and benefits payable to each Named Executive Officer in the event of termination of employment as of December 31, 2013 are described below.

The actual amounts that would be paid or distributed to the Named Executive Officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the Named Executive Officer’s base salary and the market price of the shares of our common stock. Although we have entered into written arrangements to provide these payments and benefits to the Named Executive Officers in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the Named Executive Officers on post-employment compensation terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each Named Executive Officer would also be able to exercise any previously-vested options to purchase shares of our common stock that he or she held. For more information about the Named Executive Officers outstanding equity awards as of December 31, 2013, see “Fiscal 2013 Outstanding Equity Awards at Year-End Table.”

Along with the payments and benefits described in a Named Executive Officer’s individual post-employment compensation arrangement, these executive officers are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with the terms of those plans and policies.

Mr. Klein

Under his employment agreement with us, Mr. Klein is eligible to receive certain payments and benefits in the event of a termination of his employment by us without cause or a termination of employment by him for good reason (as each of these terms is defined in his employment agreement). For these purposes, a termination of employment by us as a result of notice of non-renewal at the end of any then-current term will be deemed for all purposes as a termination of employment without cause.

In the event of a termination of employment by us without cause or by him for “good reason”, Mr. Klein, upon execution of a binding agreement and general release of claims in our favor, will be eligible to receive:

•	An amount equal to 200% of his then-current annual base salary (such amount to be paid in installments over a period of 24 months following the date of termination);

•	An amount equal to any accrued but unpaid annual bonus for the fiscal year immediately preceding the year of termination of employment;

•	If the termination of employment occurs more than six months following the beginning of a fiscal year and prior to the date that any bonus earned with respect to such fiscal year is paid, a pro rata bonus for the year of termination of employment based on actual performance for the relevant fiscal year; and

•	Continued medical, dental, and vision insurance coverage for him and his eligible dependents for the 12-month period following the date of termination; provided, however, that if he becomes re-employed and eligible to receive health insurance benefits under another employer-provided plan, such continued insurance coverage will terminate.

In the case of Mr. Klein’s death or if his employment is terminated as a result of his disability (as well as in the event of a termination of employment by us without cause or by him for good reason), he will be eligible to receive (i) his base salary through the date of termination, (ii) reimbursement of any unreimbursed business expenses properly incurred prior to the date of termination that are subject to reimbursement, and (iii) payment for any accrued but unused vacation time (the “Accrued Obligations”). In addition to the foregoing amounts, if his employment is terminated in the case of his death, Mr. Klein’s estate or beneficiaries are eligible to receive an amount equal to a pro rata portion of his annual bonus for the year of termination, based on actual performance for the relevant fiscal year. The Accrued Obligations also are payable to him in the event of (A) a termination of employment by us for cause or (B) a voluntary termination of employment by him.

In addition, in the event that Mr. Klein terminates his employment with us, he agrees to resign his position as a member of our board of directors (and any other positions he holds by virtue of his employment with us), at our request.

Definitions for Mr. Klein’s Post-Employment Compensation Arrangements

Under Mr. Klein’s employment agreement, “Cause” means (i) willful misconduct or gross negligence that is materially injurious to us, any affiliated entity, or the Principal Stockholders at the time of execution of the employment agreement; (ii) any knowing or deliberate violation of any of the covenants set forth in the employment agreement; (iii) any material breach or violation of any material policy of our board of directors which is not promptly remedied following notification of such breach or violation; (iv) any deliberate and persistent failure to perform or honor an express written directive of our board of directors; or (v) the indictment for, or a plea of nolo contendere to, a felony or other serious crime that could reasonably be expected to result in material harm to us.

Under Mr. Klein’s employment agreement, “Good Reason” means any of the following events which occur without his written consent: (i) any materially adverse change to his responsibilities, duties, authority, or status from those set forth in the employment agreement or any materially adverse change in his positions, titles, or reporting responsibility (provided, however, that becoming publicly-traded is expressly deemed not a material adverse change); (ii) a relocation of his principal business location to an area outside a 50 mile radius of its current location or a moving of him from our headquarters; (iii) a failure of any of our successors to assume in writing any obligations arising out of his employment agreement; (iv) a reduction of his annual base salary or target bonus or payments due under his employment agreement in connection with his employment (provided, however, that a reduction in base salary or target bonus of less than 5% that is proportionately applied to our employees generally will not constitute Good Reason); or (v) a material breach by us of his employment agreement or any other material agreement with him relating to his compensation.

Other Named Executive Officers

Under their employment agreements with us, Messrs. Simonson, Sparks, and Robinson and Ms. Kerr are eligible to receive certain payments and benefits in the event of a termination of their employment by us without cause or a termination of employment by the Named Executive Officer for good reason (as each of these terms is defined in the employment agreements). For these purposes, a termination of employment by us as a result of notice of non-renewal at the end of any then-current term will be deemed for all purposes as a termination of employment without cause.

In the event of a termination of employment by us without cause or by a Named Executive Officer for good reason, the Named Executive Officer, upon execution of a binding agreement and general release of claims in our favor, will be eligible to receive:

•	An amount equal to 150% of the sum of his or her then-current annual base salary and target bonus opportunity (such amount to be prorated and paid in installments over a period of 18 months following the date of termination); and

•	Continued medical, dental, and vision insurance coverage for him or her and his or her eligible dependents for the 18-month period following the date of termination; provided, however, that if he or she becomes re-employed and eligible to receive health insurance benefits under another employer-provided plan, such continued insurance coverage will terminate.

In the case of a Named Executive Officer’s death or disability (as well as in the event of a termination of employment by us without cause or by a Named Executive Officer for good reason), he or she will be eligible to receive (i) his or her base salary through the date of termination, (ii) reimbursement of any unreimbursed business expenses properly incurred prior to the date of termination that are subject to reimbursement, (iii) payment for any accrued but unused vacation time, and (iv) an amount equal to any accrued but unpaid annual bonus for the immediately preceding year. The same amounts, except for the amount of any accrued but unpaid annual bonus for the immediately preceding year, are payable to a Named Executive Officer in the event of (A) a termination of employment by us for cause or (B) a voluntary termination of employment by a Named Executive Officer.

Definitions for Other Named Executive Officer Post-Employment Compensation Arrangements

Under the employment agreements of Messrs. Simonson, Sparks, and Robinson and Ms. Kerr, “Cause” means any of the following events: (i) a majority of our board of directors determines that the Named Executive Officer (A) was guilty of gross negligence or willful misconduct in the performance of his or her duties for us; (B) materially breached or violated any agreement between him or her and us or any material policy in our code of conduct or similar employee conduct policy; or (C) committed an act of dishonesty or breach of trust with regard to us, any of its subsidiaries or affiliates, or (ii) the Named Executive Officer is indicted for, or pleads guilty or nolo contendere to, a felony or other crime of moral turpitude.

Under the employment agreements of Messrs. Simonson, Sparks, and Robinson and Ms. Kerr, “Good Reason” means any of the following events which occur without the Named Executive Officer’s consent: (i) any materially adverse change to his or her responsibilities, duties, authority, or status or materially adverse change in his or her positions, titles, or reporting responsibility (provided, however, that us becoming or ceasing to be publicly-traded is expressly deemed not to be a material adverse change); (ii) a relocation of his or her principal business location to an area outside a 50 mile radius of its current location or a moving of him or her from our headquarters; (iii) a failure of any of our successors to assume in writing any obligations arising out of his or her employment agreement; (iv) a reduction of his or her annual base salary or target bonus or payments due under his or her employment agreement in connection with his or her employment (provided, however, that a reduction in base salary or target bonus of less than 5% that is proportionately applied to our employees generally will not constitute Good Reason); or (v) a material breach by us of his or her employment agreement or any other material agreement with him or her relating to his or her compensation.

Equity Awards

Generally, under our 2007 Management Equity Incentive Plan (as amended in 2010) and our 2012 Management Equity Incentive Plan in the event of a termination of employment:

•	all outstanding unvested time-based options to purchase shares of our common stock and other unvested time-based equity awards (and awards where all restrictions have not lapsed) expire; and

•	all outstanding vested and unexercised options to purchase shares of our common stock may continue to be exercised within 90 days following the termination of employment, other than a termination for cause (extended to a one-year period if the termination of employment is due to disability or death).

Further, under our 2007 Management Equity Incentive Plan (as amended in 2010) and our 2012 Management Equity Incentive Plan if following a change in control of us, an executive officer’s employment is terminated by us for any reason other than “cause” or he or she terminates his or her employment for “good reason”:

•	any outstanding and unvested time-based options to purchase shares of our common stock shall vest immediately and become exercisable or transferable in accordance with the terms of the applicable equity incentive plan, and

•	any shares of our common stock subject to restricted stock unit awards under our 2012 Management Equity Incentive Plan that would have vested on the first vesting date following the executive officer’s termination of employment will vest if a percentage of our EBITDA target for the fiscal year immediately preceding the vesting date is met, as determined by our board of directors.

In addition, performance-based options to purchase shares of our common stock may vest and become exercisable upon a change in control of us, to the extent the transaction results in the achievement by our Principal Stockholder of certain specified MoM milestones on their initial investment in us.

The table below provides an estimate of the value of such accelerated vesting of outstanding and unvested equity awards assuming that a change in control of us and a qualifying termination of employment occurred on December 31, 2013 and assuming a stock price of $14.01 per share, the fair market value of a share of our common stock on such date, as determined by an independent third-party valuation. The table below also reflects the assumption that, as of December 31, 2013, based on this valuation, the first requisite MoM milestone would have been met and, consequently, one-third of the shares of our common stock subject to the performance-based options would have vested, while the remaining two-thirds of such shares would have been forfeited. The table further reflects the assumption that, as of December 31, 2013, the EBITDA target level for Fiscal 2013 in respect of the restricted stock unit awards granted under our 2012 Management Equity Incentive Plan would have been met, and therefore, one-fourth of the shares of our common stock subject to such restricted stock unit awards would have vested, while the remaining three-fourths of such shares would have been forfeited.

We have entered into certain non-competition agreements with the Named Executive Officers that restrict their ability to compete with us during a specified post-employment period.

Summary of Estimated Payments and Benefits

The following table summarizes the estimated post-employment payments and benefits that would have been payable to the current Named Executive Officers in the event that their employment had been terminated or a change in control of us had occurred as of December 31, 2013. No post-employment compensation is payable to any Named Executive Officer who voluntarily terminates his or her employment with us (other than a voluntary resignation for good reason). The information set forth in the table is based on the assumption, in each case, that termination of employment or the change in control of us occurred on December 31, 2013. Pension benefits, which are described elsewhere in this registration statement of which this prospectus forms a part, are not included in the table, even though they may become payable at the times specified in the table.

Potential Payments and Benefits

upon Termination of Employment

or Change in Control Table

Triggering Event(1)	Mr. Klein(2)	Mr. Simonson(3)	Mr. Sparks(4)	Ms. Kerr(5)	Mr. Robinson(6)
Involuntary Termination of Employment Not in Connection With Change in Control
Base Salary	$1,800,000	$900,000	$900,000	$750,000	$630,000
Annual Bonus	$784,778	$720,000	$720,000	$600,000	$441,000
Accelerated Vesting of Stock Options	—	—	—	—	—
Accelerated Vesting of Restricted Stock Unit Awards	—	—	—	—	—
Health and Welfare Benefits	$14,767	$23,267	$23,267	$16,428	$23,267
Outplacement Services(9)	$25,000	$25,000	$25,000	$25,000	$25,000
TOTAL	$2,624,545	$1,668,267	$1,668,267	$1,391,428	$1,119,267

Involuntary Termination of Employment in Connection With Change in Control(7)
Base Salary	$1,800,000	$900,000	$900,000	$750,000	$630,000
Annual Bonus	$784,778	$720,000	$720,000	$600,000	$441,000
Accelerated Vesting of Stock Option(8)	$2,227,096	$2,424,000	—	$2,424,000	—
Accelerated Vesting of Restricted Stock Unit Awards(8)	$575,174	$1,050,750	$1,654,077	$700,500	$345,973
Health and Welfare Benefits	$14,767	$23,267	$23,267	$16,428	$23,267
Outplacement Services(9)	$25,000	$25,000	$25,000	$25,000	$25,000
TOTAL	$5,426,815	$5,143,017	$3,322,344	$4,515,928	$1,465,240

(1)	The calculations presented in this table illustrate the estimated payments and benefits that would have been paid to each of the Named Executive Officers had their employment been terminated on December 31, 2013 for each of the following reasons: a termination of employment without cause or a termination of employment by a Named Executive Officer for good reason (including following a change in control of us). The calculations are based on the fair market value of our common stock on December 31, 2013 of $14.01 per share.
(2)

For purposes of this analysis, Mr. Klein’s compensation is assumed to be as follows: base salary equal to $900,000, a target annual bonus opportunity of $1,125,000, outstanding unvested options subject to time-based vesting requirements to purchase 412,647 shares of our common stock, the vesting of which all such shares would accelerate, outstanding unvested options subject to performance-based vesting requirements to purchase 328,500 shares of our common stock, the vesting of which one-third of such shares would accelerate, and outstanding unvested restricted stock unit awards subject to time-based vesting requirements covering 164,218 shares of our common stock, the vesting of which one-fourth of such shares would accelerate. In the event of his death, Mr. Klein’s heirs or estate are eligible to receive a pro rata portion of his target annual cash bonus opportunity for the year of his death, based on our actual performance for the year, which is estimated to be $784,778 as of December 31, 2013.
(3)	For purposes of this analysis, Mr. Simonson’s compensation is assumed to be as follows: base salary equal to $600,000, a target annual bonus opportunity of $480,000, outstanding unvested options to purchase 600,000 shares of our common stock, the vesting of which all such shares would accelerate, and outstanding unvested restricted stock unit awards covering 300,000 shares of our common stock, the vesting of which one-fourth of such shares would accelerate.
(4)	For purposes of this analysis, Mr. Sparks’ compensation is assumed to be as follows: base salary equal to $600,000, a target annual bonus opportunity of $480,000, and an outstanding unvested restricted stock award covering 118,064 shares of our common stock, the vesting of which all such shares would accelerate.
(5)	For purposes of this analysis, Ms. Kerr’s compensation is assumed to be as follows: base salary equal to $500,000, a target annual bonus opportunity of $400,000, outstanding unvested options to purchase 600,000 shares of our common stock, the vesting of which all of such shares would accelerate, and outstanding unvested restricted stock unit awards covering 200,000 shares of our common stock, the vesting of which one-fourth of such shares would accelerate.
(6)	For purposes of this analysis, Mr. Robinson’s compensation is assumed to be as follows: base salary equal to $420,000, a target annual bonus opportunity of $294,000, outstanding unvested options to purchase 296,337 shares of our common stock, the vesting of which all such shares would accelerate, and outstanding unvested restricted stock unit awards covering 98,779 shares of our common stock, the vesting of which one-fourth of such shares would accelerate.
(7)	The change in control calculations assume that on December 31, 2013 (i) a change-in-control of us occurred and (ii) the employment of each of the Named Executive Officer’s was terminated without cause. No payments or benefits would have been payable solely as a result of a change in control of us other than the vesting of some of the options subject to performance-based vesting granted under our 2007 Management Equity Incentive Plan (as amended in 2010), subject to achievement of the pre-determined MoM targets in connection with such change in control.
(8)	This amount represents the “intrinsic” value of outstanding and unvested options subject to time-based and performance-based vesting requirements to purchase shares of our common stock based on a stock price of $14.01 per share, which represents the fair market value of our common stock on December 31, 2013.
(9)	Pursuant to our policy, we also provide the Named Executive Officers with a one-time payment for outplacement services.
(10)	The potential payments and benefits reflect the maximum amounts that may be paid. Should the actual payments and benefits trigger an excise tax under Section 4999 of the Internal Revenue Code, pursuant to Mr. Klein and Ms. Kerr’s employment agreements, he and she will each either (x) have his or her payments reduced to the extent necessary to avoid the excise tax or (y) receive the full payment and be subject to the excise tax, whichever results in a better net after-tax benefit to Mr. Klein or Ms. Kerr, respectively.

Post-Employment Compensation

Mr. Gilliland’s Post-Employment Compensation

In connection with his retirement in September 2013 and pursuant to the terms and conditions of his employment agreement, upon his termination of employment Mr. Gilliland received the following payments and benefits:

•	A lump sum cash payment in the amount equal to the sum of his then-current annual base salary through June 2014 ($769,223) and his target annual cash bonus for Fiscal 2013 ($1,500,000), for a total of $2,269,223;

•	Continued medical, dental, and vision insurance coverage for him and his eligible dependents for the 24-month period commencing on September 21, 2013 (estimated to be $32,996); and

•	Continued participation in our annual physical examination program for a period of two years (estimated to be $6,950).

In addition, pursuant to the third amendment to Mr. Gilliland’s employment agreement and the terms of a letter agreement dated September 18, 2013, we agreed to extend the period for the vesting and exercise of his outstanding options to purchase shares of our common stock until September 21, 2015.

Mr. Miller’s Post-Employment Compensation

In connection with his resignation of his position as our Executive Vice President and Chief Financial Officer in March 2013 and pursuant to the terms and conditions of his employment agreement, upon his termination of employment Mr. Miller became entitled to receive the following payments and benefits:

•	An amount equal to 150% of the sum of his then-current annual base salary and target bonus opportunity, with such amount being paid in installments over a period of 18 months following the date of his termination of employment ($1,071,000, of which $357,000 was paid during Fiscal 2013); and

•	Continued medical, dental, and vision insurance coverage for him and his eligible dependents for the 18-month period following the date of his termination of employment (which, in view of his subsequent re-employment, resulted in a cost to us of $2,345).

In addition, pursuant to a letter agreement dated April 12, 2013, we agreed to extend the period for the exercise of his outstanding and vested options for the purchase of shares of our common stock that were subject to time-based vesting requirements until June 30, 2015 and for the vesting and exercise of his outstanding and unvested performance-based options for the purchase of shares of our common stock until June 30, 2015 as well.

Employee Stock Plans

Sovereign Holdings, Inc. 2007 Management Incentive Plan (as amended April 22, 2010)

On June 11, 2007, our board of directors adopted our 2007 Management Equity Incentive Plan (the “2007 Management Equity Incentive Plan”), which permitted the grant of options to purchase shares of our common stock. Our employees, directors, and, in certain instances, other service providers and consultants to us and our affiliates were eligible to receive awards under the 2007 Management Equity Incentive Plan. The exercise price of such stock options must be at least equal to the fair market value of our common stock on the date of grant. Stock options could be granted subject to either time-based or performance-based vesting requirements and were subject to a maximum term of 10 years. Subsequently, our board of directors amended the 2007 Management Equity Incentive Plan on April 22, 2010.

The purpose of the 2007 Management Equity Incentive Plan was to promote our interests and those of our stockholders by providing our key employees and, in certain circumstances, directors, service providers, and consultants, and those of our affiliates with an appropriate incentive to encourage them to continue in our employ or the employ of our affiliates and to improve our growth and profitability. We discontinued use of the 2007 Management Equity Incentive Plan upon the adoption of a new management equity incentive plan in September 2012. All of the shares of our common stock subject to issuance under the 2007 Management Equity Incentive Plan that had not been granted subject to an outstanding equity award were transferred to the new management equity incentive plan.

Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan

On September 14, 2012, our board of directors adopted our 2012 Management Equity Incentive Plan (the “2012 Management Equity Incentive Plan”), which permits the grant of equity and equity-based incentive awards, including stock options, restricted stock, restricted stock units and other stock-based awards. Our employees, directors, and independent contractors and those of our subsidiaries and affiliates are eligible to receive awards under the 2012 Management Equity Incentive Plan.

The purpose of the 2012 Management Equity Incentive Plan is to promote our interests and those of our stockholders by providing key employees, directors, and independent contractors with an appropriate incentive to continue in our service and that of our subsidiaries and affiliates and to improve our growth and profitability. The following is a summary of the material terms of the 2012 Management Equity Incentive Plan, but does not include all of the provisions of such plan. For further information about the 2012 Management Equity Incentive Plan, we refer you to the complete text of the 2012 Management Equity Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

The 2012 Management Equity Incentive Plan is administered by our board of directors or such committee as designated by our board of directors (the “Committee”). Among the Committee’s powers under the 2012 Management Equity Incentive Plan are the power to determine those of our employees and independent contractors who will be granted awards and the amount, type and other terms and conditions of awards. The Committee may grant awards to the members of our board of directors. The Committee may also prescribe the form of and terms and conditions of any grant agreement evidencing any award; adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable for the administration of the plan; construe and interpret the plan, such rules and regulations and the grant agreements; and make all other determinations necessary or advisable for the administration of the 2012 Management Equity Incentive Plan. Any award, determination, prescription or other act of the Committee is final and conclusively binding upon all persons.

Available Shares

The aggregate number of shares of our common stock which may be issued or transferred pursuant to awards granted under the 2012 Management Equity Incentive Plan may not exceed 1,800,000 shares and any additional shares of our common stock authorized for issuance by our board of directors, which may be either authorized and unissued shares of our common stock or previously-issued shares of our common stock acquired by us, or both. In addition, shares of our common stock that remained available for issuance under the 2007 Management Equity Incentive Plan were also available for issuance under the 2012 Management Equity Incentive Plan.

In general, if awards granted under the 2012 Management Equity Incentive Plan or the 2007 Management Equity Incentive Plan expire or are forfeited, cancelled or terminated without the issuance of shares of our common stock, or are settled for cash in lieu of shares of common stock, or are exchanged for an award not involving shares of common stock, the shares covered by such awards will remain or become available for issuance under the 2012 Management Equity Incentive Plan.

Eligibility for Participation

The persons eligible to receive awards under the 2012 Management Equity Incentive Plan are our employees, directors, and independent contractors of those of our subsidiaries and affiliates as selected by the Committee and our board of directors.

Stock Options

The Committee may grant nonqualified stock options, that is, options that are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, to purchase shares of our common stock. The Committee determines the number of shares of common stock subject to each option, the vesting schedule (provided that no option may be exercisable after the expiration of ten years after the date of grant), the method and procedure to exercise vested options, restrictions on transfer of options and any shares acquired pursuant to the exercise of an option, and the other terms of each option. The exercise price per share of common stock covered by any option must be at least equal to the fair market value of a share of our common stock on the date of grant.

The Committee will specify in the grant agreement for an option the time or times at which, or the conditions upon which, the option or any portion thereof will become vested and exercisable, provided, however, that no option may be exercisable after the expiration of ten years from the date of grant. Such vesting conditions may relate to service through a specified date, or may be based on the achievement of one or more performance measures, a combination of the foregoing, or such other criteria as the Committee may establish from time to time. Each option will be subject to earlier vesting, expiration, cancellation or termination as provided in the 2012 Management Equity Incentive Plan or in the relevant grant agreement.

In addition, in the event of a qualifying termination of employment following a change in control (as defined in the 2012 Management Equity Incentive Plan) of us, all outstanding options that vest solely based on continued service through a specified date or dates held by a participant will immediately vest and become exercisable as of such qualifying termination of employment following a change in control.

Restricted Stock and Restricted Stock Unit Awards

The Committee may grant restricted stock or restricted stock unit awards for shares of our common stock. The Committee, in its sole discretion, will specify in the grant agreement the time or times at which, or the conditions upon which, an award of restricted stock or a portion thereof will become vested and no longer be forfeitable and the time or times at which, or the conditions upon which, an award of restricted stock units or portion thereof will become vested and settled. As of the applicable vesting date, each restricted stock award, or portion thereof, granted under the 2012 Management Equity Incentive Plan will cease to be subject to forfeiture and all restrictions will lapse and each restricted stock unit award, or portion thereof, will become subject to settlement at the time or times set forth in the relevant grant agreement. Notwithstanding the foregoing, each restricted stock or restricted stock unit award may be subject to earlier vesting, expiration, settlement, cancellation or termination as provided in the 2012 Management Equity Incentive Plan or in the relevant grant agreement.

Subject to the terms of the grant agreement, a participant will be entitled, at all times on and after the date of grant, to exercise all rights of a stockholder with respect to the shares of our common stock subject to a restricted stock award; provided, however, that unless otherwise determined by our board of directors at or after the time of grant, the participant will grant to our board of directors a proxy to vote the shares of restricted stock owned beneficially and of record by the participant in such manner as may be determined by our board of directors in its sole discretion. Subject to the terms of the 2012 Management Equity Incentive Plan, prior to the vesting date of each restricted stock award, or portion thereof, all cash, securities and other property paid or otherwise distributed with respect to the restricted stock award may, at the discretion of our board of directors (i) be paid out to the holders of the restricted stock awards, (ii) be held in custody by us and subject to the same vesting and forfeiture conditions to which the award is subject, as specified in the grant agreement or such other conditions as our board of directors may determine or (iii) be forfeited. For purposes of clarification, participants will not have any voting or dividend rights with respect to shares of our common stock to be issued on vesting and settlement of outstanding restricted stock unit awards unless otherwise determined by the Committee.

Performance-Based Awards

The Committee may from time to time grant awards, including, without limitation, options, restricted stock awards or restricted stock unit awards, where the award or portion thereof will become vested based on the attainment of one or more specified performance measures as established by the Committee and set forth in the participant’s grant agreement. At the time a performance award is granted, the Committee, in its sole discretion, will determine and set forth in the relevant grant agreement, (i) the length of the performance period, (ii) the performance measure or measures and (iii) the performance target levels to be achieved during the performance period. If the Committee determines that certain performance measures or performance target levels are unsuitable given a change in our operation or structure, or other events or circumstances, the Committee may, in its discretion, modify such performance measures or performance target levels, in whole or in part, as it deems appropriate.

Other Stock-Based Awards

The Committee may grant other equity-based or equity-related awards in such amounts and subject to such terms and conditions as the Committee may determine. Each such other stock award may (i) involve the transfer of actual shares of our common to the participant, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of the shares of common stock, (ii) be subject to performance-based and/or service-based conditions or (iii) be in the form of stock appreciation rights, phantom stock, performance shares or share-denominated performance units, provided that each other stock-based award will be denominated in, or will have a value determined by reference to, a number of shares of our common stock that is specified at the time of the grant of such award.

Stockholder Rights

Except as otherwise expressly specified in the 2012 Management Equity Incentive Plan or in a grant agreement, no participant will have any rights as a stockholder with respect to any shares of our common stock covered by or relating to any award granted pursuant to the 2012 Management Equity Incentive Plan until the date a participant becomes the registered owner of such shares of common stock.

Amendment and Termination

Notwithstanding any other provision of the 2012 Management Equity Incentive Plan, our board of directors may, in its sole discretion, terminate the plan or amend the plan or the terms of any award; provided, however, that any such amendment may not materially impair or adversely affect the participants’ existing rights under the plan or such award without such participant’s written consent.

Transferability

Awards granted under the 2012 Management Equity Incentive Plan are generally nontransferable (other than by will or the laws of descent and distribution); provided, however, that a participant may assign or transfer his or her rights to exercise with respect to any or all of the options held by such participant to: (i) such participant’s beneficiaries or estate upon the death of the participant (by will, by the laws of descent and distribution or otherwise) and (ii) subject to the prior written approval by our board of directors and compliance with all applicable tax, securities and other laws, any trust or custodianship created by the participant, the beneficiaries of which may include only the participant, the participant’s spouse or the participant’s lineal descendants (by blood or adoption).

Travelocity.com LLC Stock Option Grant Agreement with Mr. Klein

On March 23, 2010, our board of directors granted Mr. Klein an option to purchase 350,000 common units of Travelocity.com LLC with an exercise price equal to the fair market value of such units on the date of grant. The exercise price of the stock option increases quarterly at 6.00% per annum until the option has been exercised in full. The initial exercise price of the option was $0.50 per common unit. This stock option expires 10 years from the date of grant.

This stock option vested and became exercisable as to 25% of the common units subject to such option on the first anniversary of the date of grant. Subsequently, this stock option vests and becomes exercisable as to 4.6875% of such units at the end of each successive three-month period, subject to Mr. Klein’s continued employment through each vesting date. This stock option was granted with a companion option in respect of shares of our common stock and may only be exercised if the aggregate fair market value of both options is greater than the aggregate exercise price of both options. In this circumstance, the exercisable percentage of the stock option (not to exceed 100%) is calculated as follows: 100 multiplied by the quotient of (A) the aggregate fair market value minus the aggregate exercise price divided by (B) the fair market value minus the exercise price, in each case at the time of determination of the exercisable percentage.

Director Compensation

We have not had a formal compensation program for the non-employee members of our board of directors. Except as set forth in the following table, during Fiscal 2013 we did not pay any compensation to the non-employee members of our board of directors for service on our board of directors.

Fiscal 2013 Director Compensation Table

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during Fiscal 2013. Other than as set forth in the table and described more fully below, in Fiscal 2013 we did not pay any compensation to any person who served as a non-employee member of our board of directors who is affiliated with our Principal Stockholders or any fees to, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our board of directors. Mr. Klein, who is our CEO and President, receives no compensation for his service as a director, and is not included in this table. Similarly, Mr. Gilliland received no compensation for his service as a director while he was our CEO. The compensation received by Messrs. Klein and Gilliland as employees is presented in the “Fiscal 2013 Summary Compensation Table” above.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
Lawrence W. Kellner	$83,333	$2,115,200	$758,000	$2,958,435
Michael S. Gilliland(3)	$68,644		—	$68,756
Karl Peterson	—		—	—
Gary Kusin	—		—	—
Timothy Dunn	—		—	—
Greg Mondre	—		—	—
Joe Osnoss	—		—	—

(1)	The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the restricted stock unit award for shares of our common stock and the option to purchase shares of our common stock granted to Mr. Kellner during Fiscal 2013, computed in accordance with ASC 718, disregarding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock option reported in the Option Awards column are set forth in Note 17, Options and Other Equity-Based Awards, to the audited consolidated financial statements included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for this stock-based award, and does not correspond to the actual economic value that may be received by him from this award. None of the other non-employee members of our board of directors were granted stock or option awards during Fiscal 2013.

(2)	The following table sets forth information on the restricted stock unit award for shares of our common stock and the option to purchase shares of our common stock granted to Mr. Kellner in Fiscal 2013 and the aggregate number of shares of the common stock of Sabre Corporation subject to outstanding stock and option awards held at December 31, 2013 by the non-employee members of our board of directors. Except for Messrs. Kellner and Gilliland, none of the non-employee members of our board of directors held restricted stock unit award for shares of our common stock or options to purchase shares of our common stock as of December 31, 2013.

Director Name	Grant Date	Number of Shares Subject to Stock or Option Award	Grant Date Fair Value of Stock or Option Award		Number of Shares Underlying Stock and Option Awards Held as of December 31, 2013
Lawrence W. Kellner	08/30/2013 08/30/2013	160,000 200,000	$ $	758,000 2,115,200	150,000 200,000	(a) (b)
Michael S. Gilliland	—	—		—		(c)
Karl Peterson	—	—		—	—
Gary Kusin	—	—		—	—
Timothy Dunn	—	—		—	—
Greg Mondre	—	—		—	—
Joe Osnoss	—	—		—	—

(a)	As of December 31, 2013, this restricted stock unit award for shares of our common stock was unvested as to 150,000 shares of common stock
(b)	As of December 31, 2013, this option to purchase shares of our common stock was exercisable as to 12,500 shares of common stock.
(c)	Mr. Gilliland’s outstanding equity awards as of December 31, 2013 are described in detail under “Fiscal 2013 Outstanding Equity Awards at Year-End Table” above.

(3)	Upon his retirement as our CEO, Mr. Gilliland agreed to continue to serve as a member of our board of directors. For this service, he is eligible to receive an annual cash retainer in the amount of $250,000 per year, with such payment commencing on September 21, 2013.

The non-employee members of our board of directors are reimbursed for their reasonable travel and other out-of-pocket expenses in attending board of directors’ and board committee meetings.

We intend to adopt a formal compensation program for the non-employee members of our board of directors following the completion of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 178,633,409 shares of common stock outstanding as of December 24, 2013, and             shares of common stock to be outstanding after the completion of this offering based on an assumed share price of $        , the midpoint of the price range on the cover of this prospectus. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

The following table sets forth information regarding the beneficial ownership of our common stock as of December 24, 2013 for:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors and each director nominee;

•	all of the executive officers, directors and director nominees as a group; and

•	each selling stockholder.

Unless otherwise noted, the address of each beneficial owner is c/o Sabre Corporation, 3150 Sabre Drive, Southlake, TX 76092. The table is current as of December 24, 2013.

Name and Address of Beneficial Owner	Prior to this Offering		Shares Offered		After this Offering
	Shares Beneficially Owned(1)		Number of Shares being Offered	Number of Shares Subject to Underwriters Option to Purchase Additional Shares	Shares Beneficially Owned (if Underwriters do not Exercise their Option to Purchase Additional Shares)(1)		Shares Beneficially Owned (if Underwriters Exercise their Option to Purchase Additional Shares)(1)
	Number	Percent			Number	Percent	Number	Percent
5% Stockholders:
TPG Funds(2).	80,982,612	45.3%
Silver Lake Funds(3).	49,835,474	27.9%
Sovereign Co-Invest, LLC(4)	41,819,521	23.4%
Named Executive Officers and Directors:
Thomas Klein(5)	1,787,604	*
Carl Sparks	180,691	*
Deborah Kerr	—	—
Richard Simonson	—	—
William G. Robinson	—	—
Timothy Dunn	—	—
Mark Miller(6)	892,657	*
Gary Kusin(7)	—	—
Greg Mondre(8)	—	—
Joseph Osnoss(9)	—	—
Karl Peterson(10)	—	—
Michael S. Gilliland(11)	3,969,417	2.2%
Lawrence W. Kellner(12)	22,500	*
All Executive Officers and Directors as a group (17 Persons)(13)	9,488,579	5.1%

*	Represents beneficial ownership of less than 1%
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	The TPG Funds hold an aggregate of 80,982,612 shares of common stock and 40,445,053 shares of Series A Preferred Stock (collectively, the “TPG Shares”) consisting of: (a) 6,229,261 shares of common stock and 3,111,155 shares of Series A Preferred Stock held by TPG Partners IV, a Delaware limited partnership, (b) 74,401,815 shares of common stock and 37,158,326 shares of Series A Preferred Stock held by TPG Partners V, a Delaware limited partnership, (c) 194,596 shares of common stock and 97,189 shares of Series A Preferred Stock held by TPG FOF V-A, a Delaware limited partnership, and (d) 156,940 shares of common stock and 78,383 shares of Series A Preferred Stock held by TPG FOF V-B, a Delaware limited partnership. The general partner of TPG Partners IV is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership (“Holdings I”). The general partner of each of TPG Partners V, TPG FOF V-A and TPG FOF V-B is TPG GenPar V, L.P., a Delaware limited partnership, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole members is Holdings I. The general partner of Holdings I is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(3)	The Silver Lake Funds hold an aggregate of 49,835,474 shares of common stock and 24,889,264 shares of Series A Preferred Stock (collectively, the “Silver Lake Shares”) consisting of: (a) 49,632,664 shares of common stock and 24,787,972 shares of Series A Preferred Stock held by Silver Lake Partners II, L.P., a Delaware limited partnership, and (b) 202,810.218 shares of common stock and 101,291.695 shares of Series A Preferred Stock held by Silver Lake Technology Investors II, L.P., a Delaware limited partnership. The general partner of Silver Lake Partners II, L.P. and Silver Lake Technology Investors II, L.P. is Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company, whose managing member is Silver Lake Group, L.L.C., a Delaware limited liability company. The managing members of Silver Lake Group, L.L.C. are Michael Bingle, James Davidson, Egon Durban, Kenneth Hao and Greg Mondre. Each of them disclaims beneficial ownership of the Silver Lake Shares except to the extent of their respective pecuniary interest therein. The address for Messrs. Bingle and Mondre is c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, NY 10019. The address for Messrs. Davidson, Durban and Hao, the Silver Lake Funds and their direct and indirect general partners is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)	Sovereign Co-Invest, LLC, a Delaware limited liability company (“Sovereign Co-Invest”), holds 41,819,521 shares of common stock and 20,886,428 shares of Series A Preferred Stock (collectively, the “Co-Invest Shares”), which is managed by a Management Committee consisting of one manager designated by Silver Lake Partners II, L.P. and one manager designated by TPG GenPar V, L.P. Greg Mondre has been designated by Silver Lake Partners II, L.P., and Karl Peterson has been designated by TPG GenPar V, L.P. The managing member of Sovereign Co-Invest, LLC is Sovereign Manager Co-Invest, LLC, a Delaware limited liability company. The members of Sovereign Manager Co-Invest, LLC are TPG GenPar V, L.P. and Silver Lake Partners II, L.P. The address of Sovereign Co-Invest is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	Includes 1,622,311 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of December 24, 2013 for shares of common stock. Mr. Klein holds 82,554 shares of Series A Preferred Stock.
(6)	Includes 892,657 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of December 24, 2013 for shares of common stock.
(7)	Gary Kusin, who is one of our directors, is a TPG senior advisor. Mr. Kusin has no voting or investment power over and disclaims beneficial ownership of the TPG Shares. The address of Mr. Kusin is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(8)	Greg Mondre, who is one of our directors, is a Managing Partner and Managing Director of Silver Lake. Mr. Mondre has no voting or investment power over, and disclaims beneficial ownership of, the Silver Lake Shares. The address for Mr. Mondre is c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, NY 10019.
(9)	Joseph Osnoss, who is one of our directors, is a Managing Director of Silver Lake. Mr. Osnoss has no voting or investment power over, and disclaims beneficial ownership of, the Silver Lake Shares. The address for Mr. Osnoss is c/o Silver Lake, Broadbent House, 65 Grosvenor Street, London W1K 3JH, United Kingdom.
(10)	Karl Peterson, who is one of our directors, is a TPG Partner. Mr. Peterson has no voting or investment power over and disclaims beneficial ownership of the TPG Shares. The address of Mr. Peterson is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(11)	Includes 3,333,668 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of December 24, 2013 for shares of common stock. Mr. Gilliland holds 317,519 shares of Series A Preferred Stock.
(12)	Includes 12,500 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of December 24, 2013 for shares of common stock.
(13)	Includes 8,347,292 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of December 24, 2013 for shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, board members or 5% or greater stockholders and their affiliates since January 1, 2011. We believe the terms and conditions in these agreements are reasonable and customary for transactions of these types.

Pursuant to our written related party transaction written policy to be adopted in connection with this offering, the audit committee of the board of directors will be responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Stockholders’ Agreement

On March 30, 2007, we entered into a Stockholders’ Agreement with the TPG Funds, the Silver Lake Funds and Sovereign Co-Invest LLC. Pursuant to the Stockholders’ Agreement, the TPG Funds and the Silver Lake Funds are each entitled to nominate three directors to our board of directors, and the CEO is also specified to be a director. In addition, the Stockholders Agreement contains agreements among the parties including with respect to tag-along rights, drag-along rights, rights of first refusal, transfer restrictions and certain other corporate governance provisions.

In accordance with the Stockholders’ Agreement, the TPG Funds have appointed Mr. Dunn, Mr. Kusin and Mr. Peterson to our board of directors and the Silver Lake Funds has appointed Mr. Mondre and Mr. Osnoss to our board of directors.

Registration Rights Agreement

On March 30, 2007, we entered into a registration rights agreement with the TPG Funds, the Silver Lake Funds and Sovereign Co-Invest LLC (the “Holders”). Pursuant to the registration rights agreement, we have agreed to register the sale of shares of our common stock and other registrable securities under certain circumstances. The registration rights agreement provides the Holders with customary demand and shelf registration rights at any time following the expiration of the 180-day lock-up period. In addition, the registration rights agreement also provides the Holders with piggyback registration rights on any registration statement, other than on Forms S-4, S-8 or any other successor form, to be filed by the Company. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay a registration statement under certain circumstances.

Under the registration rights agreement, we have agreed to indemnify the Holders and their members, partners, officers, directors, shareholders, employees, advisors, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the Holder’s misstatement or omission, and the Holders have agreed to indemnify us against all losses caused by their misstatements or omissions.

Directors

Prior to our initial public offering, our directors (other than Messrs. Kellner and Gilliland) were not compensated for their services as directors. For additional information on the compensation provided to our board of directors, see “Compensation Discussion and Analysis—Director Compensation.”

Management Services Agreement

On March 30, 2007, we entered into a Management Services Agreement (the “MSA”) with affiliates of TPG and Silver Lake (the “Managers”) to provide us with management, advisory and consulting services. Pursuant to the MSA, we have been required to pay to the Managers management fees, payable quarterly in arrears, totaling to between $5 to $7 million for each year, the actual amount of which is calculated based upon Adjusted EBITDA, as defined in the MSA, earned by the company. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, the annual management fee paid to the Managers was $3 million, $7 million and $7 million, respectively. Additionally, we reimburse the Managers for all out-of-pocket expenses incurred by them or their affiliates in connection with services provided to us pursuant to the MSA. For the nine months ended September 30, 2013 and the year ended December 31, 2012 the amount reimbursed in expenses was $2 million and $1 million, respectively. For the year ended December 31, 2011, the amount reimbursed in expenses was not material. The MSA includes customary exculpation and indemnification provisions in favor of the affiliates of TPG and Silver Lake.

Abacus

In February 1998, we acquired a 35% interest in Abacus, which is a joint venture between Sabre and Abacus International Holdings, a consortium of eleven Asian airlines. Abacus distributes a GDS in Asia, using GDS technology that we license to Abacus for its exclusive use in Asia. We also operate that GDS technology, and perform associated applications maintenance and development services, on behalf of Abacus. For the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, we earned revenues from Abacus in the amounts of $56 million, $70 million and $51 million, respectively. For additional information on our related party transaction with Abacus, see Note 6, Equity Method Investment, to our audited consolidated financial statements.

Certain Relationships

From time to time, we do business with other companies affiliated with the Principal Stockholders. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they are in effect upon completion of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law, as amended (“DGCL”).

Common Stock

General. Our amended and restated certificate of incorporation will authorize the issuance of up to shares of common stock, par value $0.01, up to             of which may be issued and designated as non-voting shares. Prior to the consummation of this offering, there were              shares of common stock outstanding. After this offering, there will be             shares of our common stock outstanding, or             shares if the underwriters exercise their option to purchase additional shares in full. None of our outstanding common stock has been designated as non-voting.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of our outstanding Series A Preferred Stock and any other series of preferred stock that we may designate and issue in the future.

Dividends. Subject to preferences of our outstanding Series A Preferred Stock, as described below, and that which may be applicable to any other then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution, and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our amended and restated certificate of incorporation will authorize the issuance of up to             additional shares of preferred stock. Prior to the consummation of this offering, there were 87,229,703 shares of Series A Preferred Stock outstanding.

Our board of directors may issue additional preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. While the board of directors has no current intention of doing so, it could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of common stock. This may have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company. Except as described below, our board of directors has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Series A Preferred Stock

As of September 30, 2013, there were 87,229,703 shares of our Series A Preferred Stock, par value $0.01 per share outstanding. Holders of the Series A Preferred Stock have no voting rights except with respect to the creation of any class or series of capital stock having any preference or priority over the Series A Preferred Stock or the amendment or repeal of any provision of the constituent documents of the company that adversely changes the powers, preferences or special rights of the Series A Preferred Stock.

Holders of the Series A Preferred Stock have the right to require us to repurchase their shares for cash, convert the shares to common stock, or a combination of the two, in the amount of the stated value per share plus accrued and unpaid dividends upon the occurrence of certain specified liquidation events. For a further description of the liquidity events, see Note 16, Redeemable Preferred Stock, to our audited consolidated financial statements included elsewhere in this prospectus.

Each share of Series A Preferred Stock accumulates dividends at a rate of 6% per annum. Accumulated but unpaid dividends on the Series A Preferred Stock amounted to $124 million and $97 million at September 30, 2013 and December 31, 2012, respectively. No dividend or distribution can be declared or paid with respect of the common stock, and we cannot redeem, purchase, acquire, or retire for value the common stock, unless and until the full amount of any unpaid dividends accrued on the Series A Preferred Stock has been paid.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of our Principal Stockholders and their affiliates. In addition our amended and restated certificate of incorporation will provide that the Principal Stockholders have no obligation to offer us an opportunity to participate in business opportunities presented to such Principal Stockholder or its respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses) and that, to the fullest extent permitted by law, neither the Principal Stockholders nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities described immediately above. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The company expects to enter into an agreement with             to act as transfer agent and registrar for our common stock.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Exchange

We intend to apply to have our common stock listed on the             under the symbol “            ”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

On February 19, 2013, Sabre GLBL completed a refinancing of its former senior secured credit facilities pursuant to an amended and restated credit agreement (the “Amended and Restated Credit Agreement”). As part of this refinancing, it repaid or converted all outstanding term loans totaling $2,177 million and obtained new senior secured credit facilities consisting of (i) a term loan facility (the “Term B Facility”) in an aggregate principal amount of $1,775 million; (ii) a term loan facility (the “Term C Facility”) in an aggregate principal amount of $425 million; and (iii) a multi-currency revolving facility (the “Revolving Facility” and together with the Term B Facility and the Term C Facility, the “Credit Facility”) in an aggregate principal amount of $352 million. The Revolving Facility includes a letter of credit sub-facility in an aggregate principal amount equal to the Revolving Facility and a swingline loan sub-facility in an aggregate principal amount of $75 million.

The Amended and Restated Credit Agreement also allows for the incurrence of incremental term loans and increases in the revolving commitments, subject to certain conditions and an aggregate cap of $500 million plus an additional amount to the extent that the Senior Secured First-Lien Net Leverage Ratio (as defined in the Amended and Restated Credit Agreement) would not exceed 4.0:1.0. This ratio is calculated as senior secured first-lien debt (net of cash) to LTM Debt Covenant EBITDA (as defined in the Amended and Restated Credit Agreement).

On September 30, 2013, Sabre GLBL entered into an incremental amendment to provide for incremental term loans in an aggregate principal amount of $350 million (the “Incremental Term Facility”) under the Amended and Restated Credit Agreement. Sabre GLBL has used a portion and intends to use the remainder of the proceeds of the Incremental Term Facility for general corporate purposes, including working capital and one-time costs associated with the Expedia SMA signed on August 22, 2013.

As of September 30, 2013, on an as adjusted basis after giving effect to this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” Sabre GLBL would have had $         of indebtedness outstanding under the Credit Facility in addition to $         of availability under the Revolving Facility, after taking into account the availability reduction of $         for letters of credit issued under the Revolving Facility. Of this indebtedness, none will be due on or before the end of 2014.

The following is a summary of the material terms of the Amended and Restated Credit Agreement, as amended by the Incremental Term Facility described above (the “Credit Agreement”). The description does not purport to be complete and is qualified in its entirety by reference to the provisions of the Credit Agreement.

Maturity. The Term B Facility and the Incremental Term Facility both mature on February 19, 2019. The Term C Facility matures on February 19, 2018, but is expected to be fully repaid through quarterly repayments ending on the last business day of December 2017. The commitments under the Revolving Facility terminate on February 19, 2018.

Sabre GLBL must make quarterly repayments in an amount equal to 0.25% of the original aggregate principal amount outstanding under the Term B Facility as of February 19, 2013 and 0.25% of the original aggregate principal amount outstanding under the Incremental Term Facility as of September 30, 2013. The scheduled quarterly repayments are approximately $21 million annually and are due on the last business day of each March, June, September and December.

Sabre GLBL must also make quarterly repayments in an amount equal to a percentage of the aggregate principal amount outstanding under the Term C Facility as of February 19, 2013. The applicable percentage is currently 3.75% and will increase to 4.375%, 5.625% and 7.5% on the last business day of March 2015, March 2016 and March 2017, respectively. The scheduled quarterly repayments are due on the last business day of each March, June, September and December, with the final such payment on the last business day of December 2017.

Guarantee. Sabre GLBL’s obligations under the Credit Agreement are guaranteed on a senior secured basis by Sabre Holdings and each of Sabre GLBL’s existing and future wholly owned material domestic subsidiaries, other than certain excluded subsidiaries as set forth in the Credit Agreement (such guarantors, together with Sabre GLBL, the “Loan Parties”).

Security and Ranking. Sabre GLBL’s obligations under the Credit Agreement are secured by a perfected first priority security interest in substantially all of each Loan Party’s tangible and intangible assets, including capital stock of Sabre GLBL and capital stock of domestic subsidiaries directly held by any Loan Party and 65% of the voting capital stock of material foreign subsidiaries directly held by a Loan Party. The first-priority security interest in these assets are shared on a pari passu basis with the first priority security interest securing the 2019 Notes. For so long as the 2016 Notes (as defined below) remain outstanding, certain properties and capital stock and debt of subsidiaries that own such properties are excluded from the collateral securing Sabre GLBL’s obligations under the Credit Agreement.

Interest. The term loans made under the Term B Facility bear interest at a rate equal to the adjusted Eurocurrency rate (subject to a 1.25% floor) plus 3.50% to 4.00% per annum or, at Sabre GLBL’s option, the base rate (subject to a 2.25% floor) plus 2.50% to 3.00% per annum, in each case based on the Senior Secured First-Lien Net Leverage Ratio. The Credit Agreement also provides for an increase in such rates to maintain a difference of not more than 50 bps relative to future incremental term loans.

The term loans made under the Term C Facility bear interest at a rate equal to the adjusted Eurocurrency rate (subject to a 1.00% floor) plus 2.50% to 3.00% per annum or, at Sabre GLBL’s option, the base rate (subject to a 2.00% floor) plus 1.50% to 2.00% per annum, in each case based on the Senior Secured First-Lien Net Leverage Ratio.

The term loans made under the Incremental Term Facility bear interest at a rate equal to the adjusted Eurocurrency rate (subject to a 1.00% floor) plus 3.00% to 3.50% per annum or, at Sabre GLBL’s option, the base rate (subject to a 2.00% floor) plus 2.00% to 2.50% per annum, in each case based on the Senior Secured First-Lien Net Leverage Ratio. The Credit Agreement also provides for an increase in such rates to maintain a difference of not more than 50 bps relative to future incremental term loans.

The average effective interest rates on the term loans excluding the impact of our interest rate swaps for the nine months ended September 30, 2013 and years ended December 31, 2012 and 2011 were 6.42%, 5.58% and 2.72%, respectively. The average effective interest rate on the term loans including the impact of our interest rate swaps for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011 were 7.07%, 6.47% and 4.25%, respectively.

The revolving loans made under the Revolving Facility bear interest at a rate equal to the adjusted Eurocurrency rate plus 3.25% to 3.75% per annum or, at Sabre GLBL’s option (in the case of U.S. dollar-denominated revolving loans only), the base rate plus 2.25% to 2.75% per annum, in each case based on the Senior Secured First-Lien Net Leverage Ratio. In addition, the Revolving Facility is subject to a commitment fee payable quarterly in arrears ranging from 0.375% to 0.500% per annum, based on the Senior Secured First-Lien Net Leverage Ratio, on the daily amount of the undrawn portion of the revolving commitments.

Prepayments. Sabre GLBL may, at its option, voluntarily prepay any amounts outstanding under the Credit Agreement in whole or in part without premium or penalty. However, if Sabre GLBL prepays or refinances the term loans under the Term B Facility prior to February 9, 2019 with long-term bank debt financing that is marketed or syndicated to banks and other institutional investors and is incurred for the primary purpose of reducing the effective yield, it will be required to pay a repricing premium of 1.0% of the principal amount that is refinanced.

In addition, Sabre GLBL is required to make mandatory prepayments under the Credit Agreement in certain situations, depending on the Senior Secured First-Lien Net Leverage Ratio, including but not limited to: a percentage of excess cash flow; a percentage of proceeds from certain asset dispositions; the amount of indebtedness incurred other than permitted indebtedness; and the amount of borrowings under the Revolving Facility exceeding the commitments under such facility.

Extensions, Refinancings and Incremental Credit Extension. Sabre GLBL may, without further approval from a majority of lenders, (a) extend the revolving commitments and term loans in one or more tranches, (b) refinance the revolving commitments and term loans with one or more new facilities with secured, subordinated or unsecured notes or loans, and (c) issue incremental credit in the form of incremental term loans, revolving commitment increases or additional secured, subordinated or unsecured notes or loans; in each case upon the satisfaction of certain conditions.

Covenants. The Credit Agreement contains certain affirmative covenants, including, among others, covenants to furnish the lenders with financial statements and other financial information, to provide the lenders notice of material events and information regarding collateral, to cause certain newly formed restricted subsidiaries to guarantee and pledge their assets as security for the Credit Agreement, to correct documentation with respect to the collateral, to provide the agent with mortgages to secure real property, as necessary, and to maintain title insurance policies with respect to any such mortgaged property, and to only redesignate restricted subsidiaries as unrestricted subsidiaries and vice versa in certain situations specified in the Credit Agreement.

The Credit Agreement contains negative covenants that restrict the ability of Sabre GLBL and its restricted subsidiaries, subject to certain exceptions, to incur additional indebtedness, grant liens on assets, undergo fundamental changes, make investments, sell assets, make acquisitions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements and charter documents and change its fiscal year. The Credit Agreement also contains negative covenants that restrict the ability of Sabre Holdings to engage in any business or operations other than those incidental to ownership of Sabre and other activities specifically permitted under the Credit Agreement, including the performance of its obligations with respect to its existing indebtedness, any public offering of equity interests and certain financing activities. Sabre Holdings is also restricted from creating or acquiring any material direct subsidiaries other than Sabre GLBL or any holding company for Sabre GLBL.

In addition, Sabre GLBL is required to maintain a Senior Secured First-Lien Net Leverage Ratio as of any fiscal quarter end if on such date the sum of (x) outstanding loans under the Revolving Facility, (y) letters of credit issued under the Revolving Facility that guarantee debt for borrowed money, capital leases or obligations evidenced by notes or other instruments and (z) other letters of credit issued under the Revolving Facility in excess of $50 million (but only to the extent of such excess), exceeds 20% of the principal amount of the Revolving Facility. The applicable Senior Secured First-Lien Net Leverage Ratio is 5.5:1.0, declining to 5.0:1.0, 4.5:1.0 and 4.0:1.0 on March 31, 2014, March 31, 2015 and March 31, 2016, respectively.

If certain material travel event disruptions set forth in the Credit Agreement occur, the foregoing requirement is suspended from the last date of the quarter in which such disruption occurs until the last date of the second succeeding quarter; however, during such suspension period, Sabre may be subject to additional restrictions on its ability to make restricted payments, acquisitions or investments.

As of September 30, 2013, Sabre GLBL and Sabre Holdings were in compliance with all covenants under the Credit Agreement.

8.5% Senior Secured Notes due 2019

On May 9, 2012, Sabre GLBL issued $400 million aggregate principal amount of senior secured notes due 2019 (“Initial 2019 Notes”), bearing interest at a rate of 8.5% per annum. On September 27, 2012, Sabre GLBL issued an additional $400 million aggregate principal amount of senior secured notes due 2019, under the same indenture and bearing interest at a rate of 8.5% per annum, to be treated as a single series with the Initial 2019 Notes and with substantially the same terms as the Initial 2019 Notes (together with the Initial 2019 Notes, the “2019 Notes”).

The following is a summary of the material terms of the 2019 Notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indenture governing the 2019 Notes.

Maturity. The 2019 Notes mature on May 15, 2019.

Guarantee. Sabre GLBL’s obligations under the 2019 Notes are guaranteed on a senior secured basis by Sabre Holdings and each of Sabre GLBL’s existing and future wholly owned material domestic subsidiaries, other than certain excluded subsidiaries as set forth in the Credit Agreement.

Security. The 2019 Notes and related guarantees are secured, subject to permitted liens, by a first-priority security interest in substantially all the assets of Sabre GLBL and each of the guarantors.

Interest. Interest on the 2019 Notes is payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2012.

Ranking. The 2019 Notes are general senior secured obligations of Sabre GLBL and each guarantor. They rank equally in right of payment to all existing and future unsubordinated indebtedness of Sabre GLBL and senior in right of payment to all existing and future subordinated indebtedness of Sabre GLBL They are effectively senior to all unsecured indebtedness of Sabre GLBL (including Sabre GLBL’s guarantee of the 2016 Notes), to the extent of the value of the collateral securing the 2019 Notes, which it shares pari passu with the Credit Facility. They are structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of subsidiaries of the Sabre GLBL that do not guarantee the 2019 Notes.

Optional Redemption. The 2019 Notes are redeemable, in whole or in part, at any time and at Sabre GLBL’s option. The applicable redemption price is equal to 100% of the principal amount of the 2019 Notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole” premium.

Covenants. The 2019 Notes include certain non-financial covenants, including restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends. These covenants are similar in nature to those existing on the Credit Facility.

As of September 30, 2013, Sabre GLBL was in compliance with all covenants under the indenture for the 2019 Notes.

8.35% Senior Notes due 2016

On March 13, 2006, Sabre Holdings issued $400 million aggregate principal amount of senior unsecured notes due 2016 (“2016 Notes”), that initially bore interest at a rate of 6.35% per annum. On March 16, 2007, the interest rate on the 2016 Notes increased to 8.35% per annum, due to a credit rating decline resulting from the increased indebtedness associated with the sale of Sabre Holdings to private investors.

The following is a summary of the material terms of the 2016 Notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indenture by and between Sabre Holdings and SunTrust Bank dated as of August 3, 2001, as supplemented by a second supplemental indenture dated as of March 13, 2006, governing the 2016 Notes.

Maturity. The 2016 Notes mature on March 15, 2016.

Guarantee. Sabre Holdings’ obligations under the 2016 Notes are guaranteed on a senior, unsecured basis by Sabre GLBL

Interest. Interest on the 2016 Notes is payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2006. Interest on the 2016 Notes may increase by up to two percentage points per annum to a maximum rate of 8.35% per annum in the event credit ratings of the 2016 Notes decline below certain thresholds after the occurrence of a change of control (as occurred in March 2007); however, upon subsequent improvements to the credit ratings, the interest rate on the 2016 Notes could decrease to a lower rate, with a floor of 6.35% per annum.

Ranking. The 2016 Notes are general unsecured obligations of Sabre Holdings. They rank equally in right of payment with all other existing and future unsecured indebtedness of Sabre Holdings. They are effectively subordinated to all existing and future secured indebtedness, including the Credit Agreement and the 2019 Notes, to the extent of the value of the assets securing such indebtedness. They are structurally subordinated to all existing and future indebtedness and other liabilities of Sabre Holdings’ subsidiaries, including Sabre GLBL’s obligations under the Credit Agreement and the 2019 Notes and its subsidiaries’ guarantees of obligations under the Credit Agreement, the Mortgage Facility (as defined below) and trade payables.

Optional Redemption. The 2016 Notes are redeemable, in whole or in part, at any time and at Sabre Holdings’ option. The applicable redemption price is the sum of (i) the greater of (x) 100% of the principal amount outstanding and (y) the sum of the remaining principal and interest payments, reduced to present value based on the adjusted treasury rate plus 30 bps, and (ii) accrued and unpaid interest as of the redemption date.

Covenants. The 2016 Notes include certain non-financial covenants, including restrictions on incurring certain secured indebtedness without ratably securing obligations under the 2016 Notes, subject to certain exceptions; entering into certain sale and leaseback transactions; and entering into mergers, consolidations or a transfer of substantially all its assets.

As of September 30, 2013, Sabre Holdings was in compliance with all covenants under the indentures governing the 2016 Notes.

Mortgage Facility

On March 29, 2007, we purchased through Sabre Headquarters, LLC, our special purpose subsidiary, the buildings, land and furniture and fixtures located at our headquarters facilities in Southlake, Texas, which were previously financed under a capital lease facility. The total purchase price of the assets was $104 million. The purchase was financed through $85 million borrowed under the mortgage facility (“Mortgage Facility”) and $19 million from cash on hand. The Mortgage Facility carries an interest rate of 5.7985% per annum. The following is a summary of the material terms of the Mortgage Facility. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the Mortgage Facility.

Maturity. The Mortgage Facility matures on March 1, 2017 and all unpaid principal will be due at that time. As of September 30, 2013, $84 million remained outstanding under the Mortgage Facility.

Interest. Payments on the Mortgage Facility are payable monthly on the first business day of each month. Payments made through April 1, 2012 were applied to accrued interest only. Subsequent to that date, a portion of payments is also applied to the principal balance of the note.

Security. The Mortgage Facility is secured by a perfected first priority security interest in the land and improvements located at our headquarters facilities in Southlake, Texas.

Covenants. Sabre Headquarters, LLC is subject to various customary affirmative covenants under the Mortgage Facility, including, but not limited to: payment of property taxes, granting of lender access to inspect the properties, cooperating in legal proceedings, obtaining insurance awards, providing financial statements, providing estoppel certificates, paying foreclosure costs, lender consent to any leases and lender consent to certain alterations and improvements. The Mortgage Facility also contains various customary negative covenants, including restrictions on incurring liens other than permitted liens, dissolving the borrower or changing its business, forgiving debt, changing its principal place of business and transferring the property.

As of September 30, 2013, Sabre Headquarters, LLC was in compliance with all covenants under the Mortgage Facility.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of such sales or the perception that such sales may occur, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock, assuming             shares are sold in the offering based on an assumed share price of $         (the midpoint of the price range on the cover of this prospectus). Of these shares, we expect all of the shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 of the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-up Agreements

We, each of our executive officers, directors and the selling stockholders including the Principal Stockholders have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of or hedge any of the shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of Morgan Stanley Co. LLC and Goldman, Sachs & Co., except for certain limited exceptions. Morgan Stanley Co. LLC and Goldman, Sachs & Co. may, in their sole discretion, waive these restrictions or release any of these shares from these restrictions at any time without notice. See “Underwriting.”

The 180-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the day following the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless Morgan Stanley Co. LLC and Goldman, Sachs & Co. provide a written waiver of such extension. Morgan Stanley Co. LLC and Goldman, Sachs & Co. have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the company.

Rule 144

In general, under Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

All sales under Rule 144 are subject to the availability of current public information about us. In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described above, approximately             shares of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made without compliance with the holding period or current public information requirements contained in Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

Pursuant to the amendment to our Stockholders’ Agreement, the Principal Stockholders and any other parties thereto will have, in certain circumstances, certain customary demand, piggyback and shelf registration rights at any time following the expiration of the 180-day lock-up period described above. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Principal Stockholders sell a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions—Registration Rights and Stockholders’ Agreement” for a more detailed description of these registration rights.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. A “Non-U.S. Holder” means:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a person that is otherwise not subject to U.S. federal income tax on a net income basis in respect of such common stock.

This discussion deals only with common stock held as capital assets by Non-U.S. Holders who purchased common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, certain former citizens or residents of the United States, are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or are otherwise subject to special treatment under the Code, as amended. This section does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Dividends

As discussed in “Dividend Policy,” we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•	you have furnished to us or such other payer a valid Internal Revenue Service (“IRS”) Form W-8BEN or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary, and

•	in the case of actual or constructive dividends paid on or after July 1, 2014, if required by the Foreign Account Tax Compliance Act or any intergovernmental agreement enacted pursuant to that law, you or any entity through which you receive such dividends, if required, have provided the withholding agent with certain information with respect to your or the entity’s direct and indirect U.S. owners, and if you hold the common stock through a foreign financial institution, such institution has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity) and you have provided any required information to such institution.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Dividends that are “effectively connected” with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your trade or business in the United States (as discussed under “—Dividends” above),

•	in the case of an individual who holds the common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met, or

•	are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than 5% of our common stock.

In the case of the sale or disposition of common stock on or after January 1, 2017, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point under “—Dividends” above are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock and the potential for a refund or credit in the case of any withholding tax.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You may be subject to backup withholding for dividends paid to you unless you certify under penalty of perjury that you are a Non-U.S. holder or otherwise establish an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as the representatives of the underwriters and as joint book-running managers. The underwriters have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives, including in connection with sales of unsold allotments of common stock or subsequent sales of common stock purchased by the representatives in stabilizing and related transactions.

The underwriters have an option to buy up to an additional             shares from us and an additional              shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The estimated offering expenses of this offering are approximately $         million, which includes legal, accounting and printing costs and various other fees associated with the registration of the common stock to be sold pursuant to this prospectus. In addition, we have agreed to reimburse the underwriters for certain expenses of approximately $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the             under the symbol “            ”.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We, the selling stockholders, including the Principal Stockholders, and all of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

•	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•	certain other limited exceptions.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the day following the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

From time to time, certain of the underwriters and/or their respective affiliates may provide investment banking services to us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Sabre, including the 2016 Notes and the 2019 Notes. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. The underwriters and their affiliates have in the past engaged, currently engage and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses. We also have, and expect to continue to have, economic hedges, cash management relationships and/or other swaps and hedges in place with certain of the underwriters or their affiliates on customary economic terms. Affiliates of certain of the underwriters are lenders and/or agents under our Credit Facility.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each referred to as a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State(the “Relevant Implementation Date”), it has not made and will not make an offer of shares to the public which are the subject of the offering contemplated by this prospectus in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive.

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantors; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers and to the issuer. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions have been and will only be made in France:

•	to qualified investors (investisseurs qualifiés), other than individuals, and/or to a restricted circle of investors (cercle restreint d’investisseurs), other than individuals, in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D. 411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-I-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer.

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the “Financial Instruments and Exchange Act”). Each underwriter has agreed that the shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other offering or marketing material relating to the shares which are the subject of the offering contemplated by this prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Neither this document nor any other offering or marketing material relating to the shares which are the subject of the offering contemplated by this prospectus will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the company from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP will pass on the legality of the shares of common stock to be issued in this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements of Sabre Corporation at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. For further information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm. We also maintain an Internet site at www.sabre.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our common stock.

INDEX TO FINANCIAL STATEMENTS

SABRE CORPORATION

FINANCIAL INFORMATION

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands, Unaudited)
Revenue	$2,345,295	$2,327,480
Cost of revenue(1)(2) (exclusive of depreciation and amortization shown separately below)	1,286,978	1,210,385

Gross margin	1,058,317	1,117,095
Selling, general and administrative(2)	559,591	846,442
Impairment expense	138,435	76,829
Depreciation and amortization	231,743	233,198
Restructuring charges	15,889	—

Operating income (loss)	112,659	(39,374)
Other income (expense):
Interest expense, net	(208,364)	(179,359)
Loss on extinguishment of debt	(12,181)	—
(Loss) gain on sale of business	(16,880)	25,850
Joint venture equity income	10,326	18,082
Joint venture intangible amortization	(2,403)	(2,400)
Other, net	(5,299)	(8,343)

Total other expense, net	(234,801)	(146,170)

Loss from continuing operations before income taxes	(122,142)	(185,544)
Benefit for income taxes	(7,706)	(67,438)

Loss from continuing operations	(114,436)	(118,106)
(Loss) income from discontinued operations, net of tax	(10,683)	2,887

Net loss	(125,119)	(115,219)
Net income (loss) attributable to noncontrolling interests	2,135	(9,475)

Net loss attributable to Sabre Corporation	(127,254)	(105,744)
Preferred stock dividends	27,219	25,645

Net loss attributable to common shareholders	$(154,473)	$(131,389)

Basic and diluted loss per share:
Continuing operations	$(0.81)	$(0.76)
Discontinued operations	(0.06)	0.02
Basic and diluted loss per share attributable to common shareholders	(0.87)	(0.74)

Weighted average common shares outstanding:
Basic and diluted	178,051	177,130

(1) Includes amortization of upfront incentive payments	$28,736	$27,432
(2) Includes stock-based compensation as follows:
Cost of revenue	$816	$1,671
Selling, general and administrative	4,630	6,950

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands, Unaudited)
Net loss	$(125,119)	$(115,219)

Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustments	7,886	(7,140)
Change in defined benefit pension and other post retirement benefit plans	(3,981)	(4,745)
Change in unrealized gain on foreign currency forward contracts and interest rate swaps	6,876	16,609
Change in marketable securities	—	666

Change in accumulated other comprehensive income (loss)	10,781	5,390

Comprehensive loss	(114,338)	(109,829)
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,135	(9,475)

Comprehensive loss attributable to Sabre Corporation	$(116,473)	$(100,354)

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2013	December 31, 2012
	(Unaudited)
	(Amounts in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$491,588	$126,695
Restricted cash	6,494	4,440
Accounts receivable, net	471,656	433,045
Prepaid expenses and other current assets	42,389	50,043
Current deferred income taxes	29,670	32,938
Other receivables, net	32,166	47,017
Assets of discontinued operations	686	22,146

Total current assets	1,074,649	716,324

Property and equipment, net	474,692	409,698
Investments in joint ventures	139,634	131,741
Goodwill	2,138,231	2,318,672
Trademarks and brandnames, net	327,933	346,236
Acquired customer relationships, net	237,228	286,532
Other intangibles, net	104,300	145,489
Other assets, net	444,809	356,553

Total assets	$4,941,476	$4,711,245

Liabilities, temporary equity and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$118,706	$127,646
Travel supplier liabilities and related deferred revenue	308,009	254,841
Accrued compensation and related benefits	98,664	89,522
Accrued subscriber incentives	150,057	127,099
Deferred revenues	135,212	137,614
Other accrued liabilities	423,486	374,471
Current portion of debt	86,101	23,232
Liabilities of discontinued operations	21,410	40,884

Total current liabilities	1,341,645	1,175,309

Deferred income taxes	—	9,696
Other noncurrent liabilities	321,886	384,049
Long-term debt	3,664,942	3,420,927

Commitment and contingencies
Temporary equity
Series A Redeemable Preferred Stock: $0.01 par value; 225,000,000 authorized shares and 87,229,703 shares issued and outstanding at September 30, 2013 and December 31, 2012	625,358	598,139

Stockholders’ equity (deficit)
Common Stock: $0.01 par value; 450,000,000 authorized shares and 178,190,128 and 177,911,922 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	1,782	1,779
Additional paid-in capital	873,662	865,144
Retained deficit	(1,802,829)	(1,648,356)
Accumulated other comprehensive loss	(84,749)	(95,530)
Noncontrolling interest	(221)	88

Total stockholders’ equity (deficit)	(1,012,355)	(876,875)

Total liabilities, temporary equity and stockholders’ equity (deficit)	$4,941,476	$4,711,245

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands, Unaudited)
Operating Activities
Net loss	$(125,119)	$(115,219)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	231,743	233,198
Impairment	138,435	76,829
Restructuring impairment	4,089	—
Litigation charges, net	6,117	261,000
Loss (gain) on sale of business	16,880	(25,850)
Loss on extinguishment of debt	12,181	—
Third-party fees expensed in connection with the debt modification	14,003	7,600
Stock-based compensation for employees	5,446	8,621
Allowance for doubtful accounts	8,303	4,697
Deferred income taxes	(25,008)	(103,410)
Joint venture equity income	(10,326)	(18,082)
Joint venture intangible amortization	2,403	2,400
Distributions of income from joint venture investments	—	21,226
Amortization of debt issuance costs	5,323	10,031
Loss from discontinued operations	10,683	2,887
Other	(8,954)	(2,290)
Changes in operating assets and liabilities:
Accounts and other receivables	(41,196)	(84,393)
Prepaid expenses and other current assets	7,640	(2,676)
Capitalized implementation costs	(47,948)	(57,248)
Other assets	(52,319)	9,551
Accounts payable, travel supplier and other accrued liabilities	118,126	214,262
Pensions and other postretirement benefits	(379)	(20,235)

Cash provided by operating activities	270,123	422,899

Investing Activities
Additions to property and equipment	(168,750)	(139,659)
Acquisitions, net of cash aquired	(30,200)	(66,441)
Proceeds from sale of businesses	21,655	27,915
Proceeds from sale of equity securities	—	4,697
Other investing activities	(276)	(22)

Cash used in investing activities	(177,571)	(173,510)

Financing Activities
Proceeds of borrowings from lenders	2,540,063	2,225,082
Payment of borrowings from lenders	(2,239,538)	(2,918,681)
Proceeds from borrowings on revolving credit facility	—	518,200
Payments on borrowings under revolving credit facility	—	(600,200)
Proceeds of borrowings under unsecured notes	—	801,500
Debt issuance costs	(19,116)	(43,061)
(Increase) decrease in restricted cash	(2,054)	4,027
Other financing activities	(4,638)	(7,642)

Cash provided by (used in) financing activities	274,717	(20,775)

Cash Flows from Discontinued Operations
Net cash used in operating activities	(11,657)	(5,814)
Net cash used in investing activities	(45)	(160)
Proceeds from sale of business, net of cash sold	8,846	19,157

Net cash (used in) provided by discontinued operations	(2,856)	13,183

Effect of exchange rate changes on cash and cash equivalents	480	2,236

Increase in cash and cash equivalents	364,893	244,033
Cash and cash equivalents at beginning of period	126,695	58,350

Cash and cash equivalents at end of period	$491,588	$302,383

Cash payments for income taxes	$2,722	$14,870
Cash payments for interest	$193,440	$160,660
Capitalized interest	$7,965	$5,927
Preferred shares dividend accrual	$27,219	$25,645

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General Information

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation (“Sabre Holdings”). Sabre Holdings is the sole subsidiary of Sabre Corporation. Sabre GLBL Inc. is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL Inc. or its direct or indirect subsidiaries conduct all of our businesses. In these consolidated financial statements, references to the “Company”, “we”, “our”, “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

2.    Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Sabre Corporation and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

The accompanying consolidated balance sheet as of September 30, 2013, the consolidated statements of income for the nine months ended September 30, 2013 and 2012, the consolidated statements of comprehensive income for the nine months ended September 30, 2013 and 2012, and the consolidated statements of cash flows for the nine months ended September 30, 2013 and 2012 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). In our opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of our financial position as of September 30, 2013, our results of operations for the nine months ended September 30, 2013 and 2012, and our cash flows for the nine months ended September 30, 2013 and 2012. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus.

Recent Accounting Pronouncements—In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income (“OCI”) to net income. The standard requires companies to disclose the individual income statement line items in which the accumulated other comprehensive income amounts have been reclassified. Additionally, a tabular reconciliation of amounts recorded to other comprehensive income for the period is required. We have incorporated the new disclosure guidance on the reclassification of accumulated other comprehensive income into the footnotes to our consolidated financial statements.

In January 2013, the FASB issued updated guidance on when it is appropriate to reclassify currency translation adjustments (“CTA”) into earnings. This guidance is intended to reduce the diversity in practice in accounting for CTA when an entity ceases to have a controlling interest in a subsidiary group or group of assets that is a business within a foreign entity and when there is a loss of a controlling financial interest in a foreign entity or a step acquisition. The standard is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013. We do not believe that the adoption will have a material impact on our consolidated financial statements.

In December 2011, the FASB issued guidance enhancing the disclosure requirements about the nature of an entity’s right to offset any related arrangements associated with its financial and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and related net exposure. In January 2013, the FASB issued revised guidance clarifying that the scope of this guidance applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions that are either offset or subject to an enforceable master netting arrangement, or similar arrangement. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

Use of Estimates—The preparation of these financial statements in conformity with GAAP requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions. Our accounting policies, which include significant estimates and assumptions, include, among other things, estimation of the collectability of accounts receivable, amounts for future cancellations of bookings processed through the Sabre GDS, revenue recognition for software development, determination of the fair value of assets and liabilities acquired in a business combination, determination of the fair value of derivatives, the evaluation of the recoverability of the carrying value of intangible assets and goodwill, assumptions utilized in the determination of pension and other postretirement benefit liabilities and the evaluation of uncertainties surrounding the calculation of our tax assets and liabilities and our best estimate of our exposure to on-going legal proceedings. These policies are discussed in greater detail in our annual audited consolidated financial statements for the year ended December 31, 2012.

Seasonality—The travel industry is seasonal in nature. Travel bookings for Travel Network, and the revenues we derive from those bookings, decrease significantly in the fourth quarter, primarily in December. We recognize air-related revenue at the date of booking. Because customers generally book their November and December holiday leisure travel earlier in the year and business travel declines during the holiday season, air-related revenue is typically lower in the fourth quarter. Travelocity revenues are also impacted by the seasonality of travel bookings, but to a lesser extent, because commissions from car and hotel travel suppliers and net rate revenue for hotel stays and vacation packages are recognized at the date of travel. There is a slight increase in Travelocity revenues for the second and third quarters when compared to the first and fourth quarters due to European travel patterns. Airline and Hospitality Solutions does not experience any significant seasonality patterns in revenue.

Concentration of Credit Risk—Our customers are primarily located in the United States, Canada, Europe, Latin America and Asia, and are concentrated in the travel industry. Specifically, we generate a significant portion of our revenues and corresponding accounts receivable from services provided to the commercial air travel industry. As of September 30, 2013 and December 31, 2012, approximately $193 million or 59% and $189 million or 58%, respectively, of our trade accounts receivable was attributable to these customers. Our other accounts receivable are generally due from other participants in the travel and transportation industry. We generally do not require security or collateral from our customers as a condition of sale.

We regularly monitor the financial condition of the air transportation industry and have noted the financial difficulties faced by several air carriers. We believe the credit risk related to the air carriers’ difficulties is mitigated somewhat by the fact that we collect a significant portion of the receivables from these carriers through the Airline Clearing House (“ACH”) and other similar clearing houses. As of September 30, 2013, approximately 58% of our air customers make payments through the ACH which accounts for approximately 95% of our air billings. For these carriers, we believe the use of ACH mitigates our credit risk in cases of airline bankruptcies. For those carriers from whom we do not collect payments through the ACH or other similar clearing houses, our collection risk is higher. However, we monitor these carriers and account for the related credit risk through our normal reserve policies.

We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the recorded receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for bad debts based on past write-off history (average percentage of receivables written off historically) and the length of time the receivables are past due. We maintained an allowance for losses of approximately $25 million and $29 million as of September 30, 2013 and December 31, 2012, respectively, based upon the amount of accounts receivable expected to prove uncollectible.

Goodwill and Intangible Assets—Upon the acquisition of a business, we record goodwill and intangible assets at fair value. Additionally, we capitalize the costs incurred to renew or extend the term of our patents. Goodwill and intangible assets determined to have indefinite useful lives are not amortized. Definite-lived intangible assets are amortized on a straight-line basis and assigned depreciable lives of four to thirty years, depending on classification.

We evaluate goodwill for impairment on an annual basis or if impairment indicators exist. We begin with the qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model described below. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps are unnecessary. Otherwise, we perform a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the estimated fair value of that reporting unit, the carrying value of the reporting unit’s goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. Goodwill was assigned to each reporting unit based on that reporting unit’s percentage of enterprise value as of the date of the acquisition of Sabre Holdings by TPG and SLP plus goodwill associated with acquisitions since that time. We have identified six reporting units, including Travelocity—North America, Travelocity—Europe, Travelocity—Asia Pacific, Sabre Travel Network, Sabre Airline Solutions and Sabre Hospitality Solutions. Travelocity—North America, Travelocity—Europe and Travelocity—Asia Pacific each constitute a separate reporting unit due primarily to differing gross margins in the regions. The Travelocity—Asia Pacific reporting unit was held for sale as of December 31, 2012 and was sold in March 2013 (see Note 4).

The fair values used in our evaluation are estimated using a combined approach based upon discounted future cash flow projections and observed market multiples for comparable businesses. The cash flow projections are based upon a number of assumptions, including risk-adjusted discount rates, future booking and transaction volume levels, future price levels, rates of growth in our consumer and corporate direct booking businesses, rates of increase in operating expenses, cost of revenue and taxes. Additionally, in accordance with authoritative guidance on fair value measurements, we made a number of assumptions including market participants, the principal markets and highest and best use of the reporting units.

Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of definite-lived intangible assets used in combination to generate cash flows largely independent of other assets may not be recoverable. If impairment indicators exist for definite-lived intangible assets, the undiscounted future cash flows associated with the expected service potential of the assets are compared to the carrying value of the assets. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible assets, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value of the intangible assets, an impairment charge is recorded to reduce the intangible assets to fair value. We also evaluate the need for additional impairment disclosures based on our Level 3 inputs. For fair value measurements categorized within Level 3 of the fair value hierarchy, we disclose the valuation processes used by the reporting entity.

Noncontrolling Interest—Noncontrolling interest was negligible at September 30, 2013 and December 31, 2012. Adjustments during the nine months ended September 30, 2013 were a result of net earnings attributed to noncontrolling interests of $2 million, and an annual dividend payment to the noncontrolling interest on our subsidiary common stock of $2 million.

3.    Acquisitions

On August 1, 2012, we acquired all of the outstanding stock and ownership interests of PRISM Group Inc. and PRISM Technologies LLC (collectively “PRISM”), a leading provider of end-to-end airline contract business intelligence and decision support software. The purchase price was $116 million, $66 million of which was paid on August 1, 2012. Contingent consideration of $54 million is to be paid in two installments of $27 million each, due 12 and 24 months following the acquisition date. The first $27 million installment represents a holdback payment primarily for indemnification purposes and the second $27 million payment represents contingent consideration which is based on contractually determined performance measures to be met over the next twelve months. Additionally, $6 million also due in two equal installments at 12 and 24 months, is contingent upon employment of key employees and is being expensed over the relevant periods of employment and therefore is not considered a part of the purchase price consideration. We made the first holdback and contingent employment payments totaling $30 million in August 2013.

4.    Dispositions and Discontinued Operations

Travelocity Dispositions and Discontinued Operations

During the periods presented, we disposed of or discontinued certain businesses or operations in order to further align Travelocity with its core strategies of focusing on product and customer experiences in profitable locations, and displaying and promoting highly relevant content. We believe these decisions will allow us to reduce our technological complexity by reducing the number of supported business platforms and operations.

Dispositions

Certain Assets of Travelocity—On June 18, 2013, we completed the sale of certain assets of Travelocity (“TBiz”) operations to a third party. TBiz provides managed corporate travel services for corporate customers. We recorded a loss on the sale of $3 million, net of tax, including the write-off of $9 million of goodwill attributed to TBiz based on the relative fair value of the Travelocity North America reporting unit, in our consolidated statement of operations.

Holiday Autos—On June 25, 2013, we completed the sale of certain assets of our Holiday Autos operations to a third party. Holiday Autos is a leisure car hire broker that offers pre-paid, low-cost car rental in various markets, largely in Europe. The sale provides for us to receive two annual earn-out payments, totaling up to $12 million, based upon the purchaser exceeding certain booking thresholds as defined in the sale agreement. We accrued $6 million relative to these earn-out provisions, which resulted in a net loss on the sale of $11 million, net of tax, in our consolidated statement of operations. This net amount includes the write-off of $39 million of goodwill and intangible assets attributed to Holiday Autos, with the goodwill portion included based on the relative fair values of the Travelocity Europe reporting unit. The resulting receivable from the earn-out payments will be reviewed for recovery on a periodic basis.

Discontinued Operations—Results of operations for the following operations are presented in income (loss) from discontinued operations in our consolidated statements of operations:

Travelocity—Asia Pacific—In July 2012, we completed the sale of two of our subsidiaries in India (collectively “TravelGuru”). These businesses offered a wide array of travel related services and operated a hotel reservations system. We recorded a gain on the sale of approximately $11 million, net of taxes, in the third quarter of 2012.

Further, in December 2012, we entered into an agreement to sell our shares of Zuji Properties A.V.V. and Zuji Pte Ltd along with its operating subsidiaries (collectively “Zuji”), a Travelocity Asia Pacific-based Online Travel Agency (“OTA”). At that time, the assets were recorded at the lower of the carrying amount or fair value less cost to sell. We recorded an estimated loss on the sale of approximately $14 million, net of tax. We sold Zuji on March 21, 2013 and recorded an additional $11 million loss on sale, net of tax during the nine months ended September 30, 2013. The final impact of the sale may be adjusted based on a final analysis of the assets and liabilities of Zuji as of the sale date. Continuing cash flows from Zuji are negligible and a result of reciprocal agreements between us and Zuji to provide hotel reservations services over a three year period. The agreements include commissions to be paid to the respective party based on qualifying bookings.

The operations of Zuji and TravelGuru represented our Travelocity—Asia Pacific reporting unit; Travelocity no longer has operations in the Asia Pacific region.

Travelocity Nordics—In December 2012, we sold certain assets of Travelocity’s Nordics business to a third party. The Nordics business is comprised of an online travel agency and event and ticket sales in Sweden, Norway and Denmark. Travelocity no longer has operations in this region.

Results of Discontinued Operations—The results of discontinued operations for the nine months ended September 30, 2013 include $4 million of other income related to the resolution of a legal contingency that existed at the close of the sale of TravelGuru. The following table summarizes the results of our discontinued operations:

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands, Unaudited)
Revenue	$6,653	$32,209
Cost of revenue	484	7,844
Selling, general and administrative	10,004	34,164
Depreciation and amortization	366	1,476

Operating loss	(4,201)	(11,275)
Other income (expense):
Interest income, net	205	1,510
(Loss) gain on sale of business	(10,829)	10,763
Other, net	3,270	2,951

Total other (expense) income, net	(7,354)	15,224

(Loss) income from discontinuing operations before income taxes	(11,555)	3,949
Provision (benefit) for income taxes	(872)	1,062

Net (loss) income from discontinued operations	$(10,683)	$2,887

Other Dispositions

Sabre Pacific—On February 24, 2012, we completed the sale of our 51% stake in Sabre Australia Technologies I Pty Ltd (“Sabre Pacific”), an entity jointly owned by a subsidiary of Sabre (51%) and ABACUS International PTE Ltd (“Abacus”) (49%), to Abacus for $46 million of proceeds. Of the proceeds received, $9 million was for the sale of stock, $18 million represented the repayment of an intercompany note receivable from Sabre Pacific, which was entered into when the joint venture was originally established, and the remaining $19 million represented the settlement of operational intercompany receivable balances with Sabre Pacific and associated amounts we owed to Abacus. We recorded $25 million as gain on sale of business, $32 million net of tax benefits of $7 million, in our consolidated statements of operations in February 2012.

5.    Restructuring Charges

In the third quarter of 2013, we initiated plans to shift Travelocity in the United States and Canada away from a high fixed-cost model to a lower-cost, performance-based shared revenue structure. On August 22, 2013 we entered into an exclusive, long-term strategic marketing agreement with Expedia (“Expedia SMA”), in which

Expedia will power the technology platforms for Travelocity’s existing U.S. and Canadian websites, as well as provide Travelocity with access to Expedia’s supply and customer service platforms. This agreement represents a strategic decision to provide our customers with the benefit of Expedia’s long term investment in its technology platform as well as its supply and customer service platforms, which we expect to increase conversion and operational efficiency and allows us to shift our focus to Travelocity’s marketing strengths. Both parties started development and implementation after signing. By December 31, 2013, the majority of the online hotel and air offering had been migrated to the Expedia platform, and a launch of the majority of the remainder is expected in early 2014. Depending on the timing of the full launch, we expect to pay Expedia an incentive fee which could range from $8 million to $11 million, based on our current estimated launch date and terms of the agreement. We plan to amortize this payment over the non-cancellable term of the marketing agreement as a reduction to revenue.

Under the terms of the agreement, Expedia will pay us a performance-based marketing fee that will vary based on the amount of travel booked through Travelocity-branded websites powered by Expedia under this collaborative arrangement. The marketing fee we receive will be recorded as marketing fee revenue and the cost we incur to promote the Travelocity brand and for marketing will be recorded as selling, general and administrative expense in our results of operations. Correspondingly, we will wind down certain internal processes, including back office functions, as transactions move from our technology platforms to those of Expedia.

We also agreed to a put/call arrangement (“Expedia Put/Call”) whereby Expedia may acquire, or we may sell to Expedia, certain assets relating to the Travelocity business. Our put right may be exercised during the first 24 months of the Expedia SMA only upon the occurrence of certain triggering events primarily relating to implementation, which are outside of our control. The occurrence of such events is not considered probable. During this period, the amount of the put right is fixed. After the 24 month period, the put right is only exercisable for a limited period of time in 2016 at a discount to fair market value. The call right held by Expedia is exercisable at any time during the term of the Expedia SMA. If the call right is exercised, it provides for a floor for a limited time that may be higher than fair value and a ceiling for the duration of the agreement that may be lower than fair value.

The restructuring of Travelocity will result in various restructuring costs, including asset impairments, exit charges including employee termination benefits and contract termination fees, and other related costs such as consulting and legal fees.

During the three months ended September 30, 2013 we recorded $16 million in restructuring charges in our results of operations which included $4 million of asset impairments, $9 million of employee termination benefits, and $3 million of other related costs. We are currently unable to estimate the impacts this restructuring will have on our results of operations. As of September 30, 2013, no cash payments have been made related to these restructuring actions.

The roll forward of our restructuring accruals, included in other current liabilities, is as follows:

Employee Termination Benefits
(Amounts in thousands)
Reserve balance as of December 31, 2012	$—
Period charges	9,277
Payments	—

Reserve balance as of September 30, 2013	$9,277

The charges recognized in the roll forward of our reserves for restructuring charges do not include items charged directly to expense (e.g. asset impairments) and other periodic costs recognized as incurred, as those items are not reflected in our restructuring reserves on our consolidated balance sheets.

6.    Property and Equipment, Net

Our property and equipment consists of the following items:

	As of
	September 30, 2013 (Unaudited)	December 31, 2012
	(Amounts in thousands)
Buildings & leasehold improvements	$154,523	$150,682
Furniture, fixtures & equipment	26,986	24,333
Computer equipment	270,626	254,923
Internally developed software	720,754	588,125

	1,172,889	1,018,063
Less accumulated depreciation and amortization	(698,197)	(608,365)

Total property and equipment	$474,692	$409,698

7.    Goodwill and Intangible Assets

Impairment Assessments—We perform our annual assessment of possible impairment of goodwill and indefinite-lived intangible assets as of October 1, or more frequently if events and circumstances indicate that impairment may have occurred.

In the second quarter of 2013, we allocated $9 million and $36 million in goodwill to TBiz and Holiday Autos in conjunction with the disposal of these businesses, which were included within the Travelocity North America and Europe reporting units, respectively. In connection with the dispositions, we initiated an impairment analysis as of June 30, 2013 on the remainder of the goodwill and long-lived assets associated with these reporting units. Further declines in our projections of the discounted future cash flows of these reporting units and current market participant considerations led to a $96 million impairment in Travelocity—North America and a $40 million impairment in Travelocity—Europe goodwill, which has been recorded in our results of operations. As a result of these impairments, Travelocity had no remaining goodwill as of June 30, 2013.

In the third quarter of 2013, we recorded a $2 million impairment of Travelocity—Europe internally developed software and $1 million impairment of other definite lived intangible assets in our results of operations.

Goodwill—Changes in the carrying amount of goodwill during the nine months ended September 30, 2013 are as follows:

	Goodwill—Continuing Operations(1)
	Travel Network	Airline and Hospitality Solutions	Travelocity	Total
	(Amounts in thousands)
Balance at December 31, 2012	$1,812,484	$325,489	$180,699	$2,318,672
Acquired	399	—	—	399
Adjustments	(141)	—	—	(141)
Impairment	—	—	(135,598)	(135,598)
Disposals	—	—	(45,101)	(45,101)

Balance at September 30, 2013	$1,812,742	$325,489	$—	$2,138,231

(1)	Goodwill at September 30, 2013 and December 31, 2012 for discontinued operations was gross $59 million with $59 million in accumulated impairment and gross $59 million with $47 million in accumulated impairment, respectively.

Accumulated goodwill impairment charges totaled $1,404 million and $1,247 million as of September 30, 2013 and December 31, 2012, respectively. All accumulated goodwill impairment charges are associated with Travelocity.

Intangible Assets—The following table presents our intangible assets as of September 30, 2013 and December 31, 2012. The impairments discussed above have been reflected in the gross carrying amounts and accumulated amortization as of September 30, 2013 and December 31, 2012.

	September 30, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Amounts in thousands)
Trademarks and brandnames	$868,631	$(540,698)	$327,933	$888,591	$(542,355)	$346,236
Acquired customer relationships	692,863	(455,635)	237,228	693,863	(407,331)	286,532
Purchased technology	468,639	(378,506)	90,133	468,389	(338,635)	129,754
Non-compete agreements	13,325	(12,758)	567	13,325	(12,390)	935
Acquired contracts, supplier and distributor agreements	26,600	(13,000)	13,600	25,600	(10,800)	14,800

Total intangible assets	$2,070,058	$(1,400,597)	$669,461	$2,089,768	$(1,311,511)	$778,257

8.    Balance Sheet Components

Other Receivables, Net

Other receivables consisted of the following:

	As of
	September 30, 2013 (Unaudited)	December 31, 2012
	(Amounts in thousands)
Value added tax receivable(1)	$25,176	$23,679
Other	6,990	23,338

Other receivables, net	$32,166	$47,017

(1)	Net of reserves for uncollectability on VAT receivables of $16 million and $37 million, respectively.

Other Assets, Net

Other assets consisted of the following:

	As of
	September 30, 2013 (Unaudited)	December 31, 2012
	(Amounts in thousands)
Capitalized implementation costs, net	$174,335	$152,837
Long-term deferred income taxes	27,087	3,360
Deferred customer discounts	95,297	47,711
Deferred subscriber incentive payments	67,559	69,660
Other	80,533	82,985

Other assets, net	$444,811	$356,553

9.    Pension and Other Postretirement Benefit Plans

We sponsor the Sabre Inc. 401(k) Savings Plan (“401(k) Plan”), which is a tax-qualified defined contribution plan that allows tax-deferred savings by eligible employees to provide funds for their retirement. We make a matching contribution equal to 100% of each pre-tax dollar contributed by the participant on the first 6% of eligible compensation. We have recorded expenses related to the 401(k) Plan of approximately $17 million and $14 million for the nine months ended September 30, 2013 and 2012, respectively.

We also sponsor personal pension plans for eligible staff at lastminute.com, a Travelocity entity. lastminute.com contributed 5% of eligible pay on behalf of these employees to the plan. We contributed and expensed approximately $1 million for each of the nine months ended September 30, 2013 and 2012.

We sponsor the Sabre Inc. Legacy Pension Plan (“LPP”), which is a tax-qualified defined benefit pension plan for employees meeting certain eligibility requirements. The LPP was amended to freeze pension benefit accruals as of December 31, 2005, so that no additional pension benefits have accrued after that date. We also sponsor a defined benefit pension plan for certain employees in Canada.

We provide retiree life insurance benefits to certain employees who retired prior to January 1, 2001, and we subsidize a portion of the cost of retiree medical benefits for certain retirees and eligible employees hired prior to October 1, 2000. In February 2009, we amended our retiree medical plan to reduce the subsidies received by participants by 20% per year over the following 5 years, with no further subsidies beginning January 1, 2014. The retiree medical plan will still be available to eligible employees with no further subsidies. This amendment resulted in $57 million of negative prior service cost recorded in other comprehensive income that is being amortized to operating expense over the remaining term through December 2013.

The following table provides the components of net periodic benefit costs associated with our pension and other postretirement benefit plans for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended
Pension Benefits	September 30, 2013	September 30, 2012
	(Amounts in thousands)
Interest cost	$13,448	$14,808
Expected return on plan assets	(17,726)	(18,242)
Amortization of prior service cost	(1,075)	(1,075)
Amortization of net loss	5,537	3,202

Net cost (benefit)	$184	$(1,307)

	Nine Months Ended
Other Benefits	September 30, 2013	September 30, 2012
	(Amounts in thousands)
Amortization of prior service cost	$31	$68
Interest cost	(9,261)	(8,548)
Amortization of net gain	(1,440)	(1,448)

Net (benefit) cost	$(10,670)	$(9,928)

We made no contributions to fund our defined benefit pension plan during the nine months ended September 30, 2013 and $20 million in contributions during the nine months ended September 30, 2012. Annual contributions to our defined benefit pension plans are based on several factors that may vary from year to year. Therefore, past contributions are not always indicative of future contributions. Based on current assumptions, we expect to make an additional $1 million in contributions to our defined benefit pension plans in 2013.

10.    Income Taxes

The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows:

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands)
Income tax provision (benefit) at statutory federal income tax rate	$(42,750)	$(64,940)
State income taxes, net of federal benefit	1,417	4,150
Impact of non-US taxing jurisdictions, net	3,492	(8,641)
Goodwill impairment	33,454	18,655
Impact of retroactive change in tax law	(2,601)	—
Transaction tax penalties	4,118	—
Write-off of intercompany debt	(3,559)	—
Impact of sale of business	215	(15,209)
Tax loss attributable to non controlling interest	—	2,691
Other, net	(1,492)	(4,144)

(Benefit) provision for income taxes	$(7,706)	$(67,438)

We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record the impact of changes to the estimated annual effective rate in the interim period in which the change occurs. The impact of discrete items is recognized when they occur.

Our effective tax rates for the nine months ended September 30, 2013 and 2012 were 6% and 36%, respectively. The change in the effective tax rate for the nine months ended September 30, 2013 as compared to the same period in 2012 was primarily due to increases in state and non-US taxes along with the impact of numerous discrete items including the increase in non-deductible impairment of goodwill and the write-off of non-deductible transaction tax penalties offset by the benefit from retroactive change in tax laws, all of which incurred in 2013, and the non-taxable sale of Sabre Pacific in 2012. These changes were partially offset by an increase in the reserve related to uncertain state tax positions in 2012.

11.    Debt

	Rate	Maturity	September 30, 2013	December 31, 2012
			(Amounts in thousands)
Senior secured credit facility:
Term Loan B	L+4.00%	February 2019	$1,751,385	$—
Incremental term loan facility	L+3.50%	February 2019	350,000	—
Term Loan C	L+3.00%	February 2018	376,334	—
Revolving credit facility	L+3.75%	February 2018	—	—
Initial term loan facility	L+2.00%	September 2014	—	238,335
First extended term loan facility	L+5.75%	September 2017	—	1,162,622
Second extended term loan facility	L+5.75%	December 2017	—	401,515
Incremental term loan facility	L+6.00%	December 2017	—	370,536
Senior unsecured notes due 2016	8.350%	March 2016	388,227	385,099
Senior secured notes due 2019	8.500%	May 2019	801,538	801,712
Mortgage facility	5.800%	March 2017	83,559	84,340

Total debt			$3,751,043	$3,444,159

Current portion of debt			86,101	23,232
Long-term debt			3,664,942	3,420,927

Total debt			$3,751,043	$3,444,159

Senior Secured Credit Facility

On February 19, 2013 we entered into an agreement which amended and restated our existing senior secured credit facilities (“Credit Agreement”). The agreement replaced (i) the existing term loans with new classes of term loans of $1,775 million (the “Term Loan B”) and $425 million (the “Term Loan C”) and (ii) the existing revolving credit facility with a new revolving credit facility of $352 million (the “Revolver”). We recorded a loss on the extinguishment of debt of $12 million as a result of this transaction. Additionally, we used term loan proceeds of $14 million and cash on hand of $2 million to pay debt issuance and third-party debt modification costs which resulted from this transaction.

The agreement includes provisions that would require us to pay a 1% fee (the “Repricing Premium”) to the respective lenders if we were to pay off or refinance all or a portion of the Term Loan B within one year and the Term Loan C within six months of February 19, 2013. This Repricing Premium is applicable only to the portion paid off or refinanced and does not apply to the scheduled quarterly amortization payments.

On September 30, 2013 we entered into an incremental term loan facility (the “Incremental Term Facility”), with a face value of $350 million and borrowed total net proceeds of $350 million under the Credit Agreement. Proceeds are expected to be used for ongoing and future strategic actions related to Travelocity. The Incremental Term Facility matures on February 19, 2019 and includes a 1% Repricing Premium if we were to pay off or refinance all or a portion of the loan with incurrence of long term bank debt before February 19, 2014. This loan currently bears interest at a rate equal to the LIBOR rate, subject to a 1.00% floor, plus 3.50% per annum. It also includes a provision for increases in interest rates to maintain a difference of not more than 50 basis points relative to future term loan extensions or refinancing of amounts under the Credit Agreement.

Sabre GLBL Inc.’s obligations under the Credit Agreement are guaranteed by Sabre Holdings and each of Sabre GLBL Inc.’s wholly-owned material domestic subsidiaries, except unrestricted subsidiaries. We refer to these guarantors together with Sabre GLBL Inc., as the Loan Parties. The Credit Agreement is secured by (i) a first priority security interest on the equity interests in Sabre GLBL Inc. and each other Loan Party that is a direct subsidiary of Sabre GLBL Inc. or another Loan Party, (ii) 65% of the issued and outstanding voting (and 100% of the non-voting) equity interests of each wholly-owned material foreign subsidiary of Sabre GLBL Inc. that is a direct subsidiary of Sabre GLBL Inc. or another Loan Party, and (iii) a blanket lien on substantially all of the tangible and intangible assets of the Loan Parties.

As of September 30, 2013, we had outstanding letters of credit totaling $68 million of which $67 million reduces our overall credit capacity under the revolving credit facility and $1 million is collateralized with restricted cash.

Under the Credit Agreement, the loan parties are subject to certain customary non-financial covenants, as well as a maximum Senior Secured Leverage Ratio, which applies if our revolver utilization exceeds certain thresholds. This ratio is calculated as Senior Secured Debt (net of cash) to EBITDA, as defined by the Credit Agreement, and is 5.5 to 1.0 for 2013. The definition of EBITDA is based on a trailing twelve months EBITDA adjusted for certain items including non-recurring expenses and the pro forma impact of cost saving initiatives. As of September 30, 2013, we are in compliance with all covenants under the Credit Agreement.

Principal Payments

Term Loan B and the Incremental Term Facility mature on February 19, 2019, and require principal payments in equal quarterly installments of 0.25%. Term Loan C matures on February 19, 2018 and requires principal payments in equal quarterly installments of 3.75% in 2013 and 2014, increasing to 4.375%, 5.625% and 7.5% in 2015, 2016 and 2017, respectively. The Revolver matures on February 19, 2018. For the nine months ended September 30, 2013, we made $61 million of scheduled quarterly principal payments. We are scheduled to make $85 million in principal payments over the next twelve months.

We are also required to pay down the term loans by an amount equal to 50% of excess cash flow, as defined by the Credit Agreement, each fiscal year end after our annual consolidated financial statements are delivered, if we achieve certain leverage ratios. This percentage requirement may decrease or be eliminated if certain leverage ratios are achieved. Due to the amendment and restatement agreement we entered into February 19, 2013, no excess cash flow payment was required in respect to our year ended December 31, 2012 results. Additionally, based on current estimates, we do not anticipate an excess cash flow payment being required for the year ended December 31, 2013. We are further required to pay down the term loan with proceeds from certain asset sales or borrowings as defined by the Credit Agreement. Subject to the Repricing Premium discussed above, we may repay the indebtedness under the Credit Agreement at any time prior to the maturity dates without penalty.

Interest

Through February 18, 2013, the interest rate on our indebtedness was based on London Interbank Offered Rate (“LIBOR”) plus an applicable margin of 2.00% for the initial term loan facility, LIBOR plus an applicable margin of 5.75% for the extended term loan facilities and LIBOR (subject to 1.25% floor) plus an applicable margin of 6.00% for the incremental term loan facility.

Borrowings under the term loan agreement bear interest at a rate equal to either, at our option: (i) the Eurocurrency rate plus an applicable margin for Eurocurrency borrowings as set forth below, or (ii) a base rate determined by the highest of (1) the prime rate of Bank of America, (2) the federal funds effective rate plus 1/2% or (3) a LIBOR rate plus 1.00%, plus an applicable margin for base rate borrowings as set forth below. The Eurocurrency rate is based on LIBOR for all U.S. dollar borrowings, and has a floor.

	Eurrocurrency borrowings		Base rate borrowings
	Applicable Margin	Floor	Applicable Margin	Floor
Term Loan B	4.00%	1.25%	3.00%	N/A
Incremental Term Facility	3.50%	1.00%	2.50%	N/A
Term Loan C	3.00%	1.00%	2.00%	N/A
Revolving credit facility	3.75%	N/A	2.75%	N/A

Applicable margins step down by 50 basis points for any quarter if the senior secured leverage ratio is less than or equal to 3.0 to 1.0. Applicable margins increase to maintain a difference of not more than 50 basis points relative to future term loan extensions or refinancings. In addition, we are required to pay a quarterly commitment fee of 0.375% per annum for unused revolving commitments. Commitment fee may increase to 0.500% per annum if the senior secured leverage ratio is greater than 4.0 to 1.0.

We elected the three-month LIBOR as the floating interest rate on all $2,478 million of our outstanding term loans which is subject to a floor of 1.25% for Term Loan B and 1.00% for Term Loan C and the Incremental Term Facility at September 30, 2013. The interest rate on these borrowings is 5.25% including an applicable margin of 4.00% for $1,752 million; 4.00% including an applicable margin of 3.00% for $376 million; and 4.50% including an applicable margin of 3.50% for $350 million of our outstanding term loans as of September 30, 2013. Interest payments are due on the last day of each quarter. Interest on a portion of the outstanding loan is hedged with interest rate swaps (see Note 12, “Derivatives”).

At September 30, 2013, we have $33 million in capitalized costs related to the issuance of and amendments and restatements to the Credit Agreement, $5 million of which relates to our February 19, 2013 and September 30, 2013 transactions. These costs are being amortized to interest expense over the maturity period of the Credit Agreement. Additionally, in the nine months ended September 30, 2013, we recorded $14 million to interest expense for third-party fees incurred in connection with our February 19, 2013 and September 30, 2013 transactions. During the nine months ended September 2012, we expensed $8 million in costs related to the modification of the Credit Agreement. These costs have been amended from our previously reported consolidated statements of cash flows to be reflected as a financing activity, resulting in a reclass from cash provided by operating activities. As a result of this activity, our effective interest rates for the nine months ended September 30, 2013 and 2012 were as follows:

	Nine Months Ended
	September 30, 2013	September 30, 2012
Including the impact of interest rate swaps	7.15%	6.51%
Excluding the impact of interest rate swaps	6.43%	5.48%

Senior Unsecured Notes

We have $388 million in publicly issued senior unsecured notes bearing interest at a rate of 8.35% and maturing on March 15, 2016 (“2016 Notes”). The 2016 Notes include certain non-financial covenants, including restrictions on incurring certain types of debt, entering into certain sale and leaseback transactions and entering into mergers, consolidations or a transfer of substantially all its assets. As of September 30, 2013, we are in compliance with all covenants under the 2016 Notes.

We are obligated to pay $33 million in interest per year until 2016. Payments are due in March and September each year.

Senior Secured Notes

We have $802 million in senior secured notes bearing interest at a rate of 8.50% and maturing on May 15, 2019 (“2019 Notes”). The 2019 Notes include certain non-financial covenants, including restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends. These covenants are similar in nature to those existing on the Credit Agreement. As of September 30, 2013, we are in compliance with all covenants under the 2019 Notes.

We are obligated to pay $68 million in interest per year until 2019. Payments are due in May and November each year. Additionally, capitalized costs of $4 million related to the issuance of the 2019 Notes are being amortized to interest expense over the maturity period of the 2019 Notes.

Mortgage Facility

We have $84 million outstanding under a mortgage facility for the buildings, land and furniture and fixtures located at our headquarters facilities in Southlake, Texas. The mortgage facility bears interest at a rate of 5.7985% per annum and matures on April 1, 2017. The mortgage facility includes certain customary non-financial covenants, including restrictions on incurring liens other than permitted liens, dissolving the borrower or changing its business, forgiving debt, changing its principal place of business and transferring the property. As of September 30, 2013, we are in compliance with all covenants under the mortgage facility.

We are obligated to pay $6 million in debt service (inclusive of interest and principal) per year until 2017, with payments due monthly.

12.    Derivatives

Hedging Objectives—We are exposed to certain risks relating to ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange rate risk and interest rate risk. Forward contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on operational exposure denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with our floating-rate borrowings. In accordance with authoritative guidance on accounting for derivatives and hedging, we designate foreign currency forward contracts as cash flow hedges on operational exposure and interest rate swaps as cash flow hedges of floating-rate borrowings.

Cash Flow Hedging Strategy—For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (ineffective portion) or hedge components excluded from the assessment of effectiveness, are recognized in the consolidated statements of operations during the current period.

To protect against the fluctuation in value of forecasted foreign currency cash flows resulting from foreign-denominated expenses or sales over the next year, we have instituted a foreign currency cash flow hedging program. We hedge portions of our expenses denominated in certain foreign currencies with forward contracts. When the dollar strengthens against these foreign currencies, the increase in present value of future foreign currency cash expenses is offset by losses in the fair value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the decline in the present value of future foreign currency cash expenses is offset by gains in the fair value of the forward contracts. The opposite effect occurs with changes in the present value of future foreign currency cash revenue.

We have entered into interest rate swap agreements to manage interest rate risk exposure. The interest rate swap agreements utilized effectively modify our exposure to interest rate risk by converting floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense and net earnings. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Our interest rate swaps are not designated in a cash flow hedging relationship because we no longer qualify for hedge accounting treatment following the amendment and restatement of our Senior Secured Credit Facility in February of 2013 (see Note 11, “Debt”). Derivatives not designated as hedging instruments are carried at fair value with changes in fair value reflected in the consolidated statement of operations.

Forward Contracts—In order to hedge our operational exposure to foreign currency movements; we are a party to certain foreign currency forward contracts that extend until September 2, 2014. We have designated these instruments as cash flow hedges. As the outstanding contracts settle, it is estimated that $3 million in gains will be reclassified from other comprehensive income (loss) into earnings. No hedging ineffectiveness was recorded in earnings relating to the forwards during the nine months ended September 30, 2013 or 2012.

We have also entered into short-term forward contracts to hedge a portion of our foreign currency exposure related to travel supplier liability payments. As part of our risk management strategy, these derivatives were not designated for hedge accounting at inception; therefore, the change in fair value of these contracts is recorded in our results of operations. The amount of gain or loss, net of taxes, recognized in income for derivatives not designated as hedging instruments for the nine months ended September 30, 2013 and 2012 is negligible.

Interest Rate Swap Contracts— During April 2007, in connection with our senior secured credit facilities (see Note 11, “Debt”) with a three-month LIBOR as the floating interest rate, we entered into six interest rate swaps with varying dates of maturity. Under the terms of the swaps, the interest rate payments and receipts occur quarterly on the last day of January, April, July and October. The reset dates on the swaps are also the last day of January, April, July and October each year until maturity. All of these interest rate swaps have matured effective April 30, 2012.

In February 2012 and May 2012, in connection with our senior secured credit facilities having a one-month LIBOR as the floating interest rate, we entered into interest rate swaps with the effective dates as shown below. Under the terms of the swaps, the interest payments and receipts occur monthly on the last day of the month until maturity. The reset dates on the swaps are also on the last day of each month.

The table below includes the outstanding and matured interest rate swaps relevant to the nine months ended September 30, 2013 and 2012:

	Notional Amount	Interest Rate Received	Interest Rate Paid	Effective Date	Maturity Date
Outstanding:
	$400 million	1 month LIBOR	2.03%	July 29, 2011	September 30, 2014
	$350 million	1 month LIBOR	2.51%	April 30, 2012	September 30, 2014

	$750 million

Matured:
	$800 million	3 month LIBOR	5.04%	April 30, 2007	April 30, 2012

The objective of the swaps is to hedge the interest payments associated with floating-rate liabilities on the notional amounts of our senior secured credit facilities. The effectiveness of the swaps is periodically assessed throughout the life of the swaps using the hypothetical derivative method. For 2012, the hypothetical swap has terms that identically match the terms of the floating rate liability, and is therefore presumed to perfectly offset the hedged cash flows. We review the critical terms of the swaps and the hedged instrument quarterly to validate that the terms continue to match and that there has been no deterioration in the creditworthiness of the counterparties. Hedge ineffectiveness is calculated quarterly based upon the excess of the cumulative change in the fair value of the actual swap over the cumulative change in the fair value of the perfect hypothetical swap. The amount of ineffectiveness, if any, is recorded in earnings. For the nine months ended September 30, 2012 no hedge ineffectiveness was incurred.

As described in Note 11, “Debt”, on February 19, 2013 we entered into an agreement that amended and restated our existing senior secured credit facilities. As a result, a critical term of the interest rate swap agreements no longer matched the senior secured debt, and we no longer qualified for hedge accounting as of January 1, 2013. As of September 30, 2013, previously accumulated unrealized losses of $15 million will be amortized from other comprehensive income (loss) into interest expense through the maturity date of the respective swap agreements. Interest rate swap agreements are carried at fair value with adjustments to fair value recorded in our consolidated statements of operations. A negligible fair value adjustment was recorded in the nine months ended September 30, 2013.

The estimated fair values of our derivatives as of September 30, 2013 and December 31, 2012 are provided below:

	Derivative Assets (Liabilities)
Derivatives Designated as Hedging Instruments		Fair Value
	Location	September 30, 2013	December 31, 2012
		(Amounts in thousands)
Foreign exchange contracts	Prepaid expenses	$2,536	$2,568
Interest rate swaps	Other accrued liabilities	—	(15,111)
	Other noncurrent liabilities	—	(10,461)

Total		$2,536	$(23,004)

	Derivative Assets (Liabilities)
Derivatives Not Designated as Hedging Instruments		Fair Value
	Location	September 30, 2013	December 31, 2012
		(Amounts in thousands)
Interest rate swaps	Other accrued liabilities	$(15,239)	$—

The effects of derivative instruments, net of taxes, on OCI for the nine months ended September 30, 2013 and 2012 are provided below:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative
	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands)
Foreign exchange contracts	$564	$3,521
Interest rate swaps	—	(3,444)

Total	$564	$77

Derivatives in Cash Flow Hedging Relationships	Financial Statement Location	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) Nine Months Ended
		September 30, 2013	September 30, 2012
		(Amounts in thousands)
Foreign exchange contracts	Cost of revenue	$685	$(3,129)
Interest rate swaps	Interest expense	—	(13,403)

Total		$685	$(16,532)

In addition, during the nine months ended September 30, 2013, we reclassified $11 million to interest expense, or $7 million, net of tax, from OCI related to the derivatives for which we no longer qualify for hedge accounting.

13.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for that asset or liability. Guidance on fair value measurements and disclosures establishes a valuation hierarchy for disclosure of inputs used in measuring fair value defined as follows:

Level 1—	Inputs are unadjusted quoted prices that are available in active markets for identical assets or liabilities.

Level 2—	Inputs include quoted prices for similar assets and liabilities in active markets and quoted prices in non-active markets, inputs other than quoted prices that are observable, and inputs that are not directly observable, but are corroborated by observable market data.

Level 3—	Inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment.

A financial asset’s or liability’s classification within the hierarchy is determined based on the least reliable level of input that is significant to the fair value measurement. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We also consider the counterparty and our own non-performance risk in our assessment of fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis—Fair values of applicable assets and liabilities which are remeasured on a recurring basis are estimated as follows:

Foreign Currency Forward Contracts—The fair value of the foreign currency forward contracts were estimated based upon pricing models that use inputs derived from or corroborated by observable market data such as currency spot and forward rates.

Interest Rate Swaps—The fair value of our interest rate swaps were estimated using a combined income and market-based valuation methodology based upon credit ratings and forward interest rate yield curves obtained from independent pricing services reflecting broker market quotes.

Contingent Consideration—The fair value of contingent consideration on the PRISM acquisition was estimated based on management’s best estimate of fair value and future performance results on the acquisition date. The consideration is to be paid 24 months following the acquisition date on August 1, 2014. Fair value of this payment was estimated considering the probability of achieving future performance targets and the timing of the payments, discounted at 4.75%, representing our short-term borrowing rate based on our revolving credit facility at the time of the acquisition. Expense recognized related to the change in fair value during the nine months ended September 30, 2013 was $1 million. A 1% increase or decrease in our discount rate will result in a 1.4% change in fair value.

The following table summarizes the fair values of our assets and liabilities which are remeasured on a recurring basis as of September 30, 2013 and December 31, 2012:

		Fair Value at Reporting Date Using
	September 30, 2013	Level 1	Level 2	Level 3
	(Amounts in thousands)
Contingent consideration	$(26,004)	$—	$—	(26,004)
Derivatives
Foreign currency forward contracts (see Note 12)	2,536	—	2,536	—
Interest rate swap contracts (see Note 12)	(15,239)	—	(15,239)	—

Total derivatives	(12,703)	—	(12,703)	—

Total	$(38,707)	$—	$(12,703)	$(26,004)

		Fair Value at Reporting Date Using
	December 31, 2012	Level 1	Level 2	Level 3
	(Amounts in thousands)
Contingent consideration	$(25,193)	$—	$—	(25,193)
Derivatives
Foreign currency forward contracts (see Note 12)	2,568	—	2,568	—
Interest rate swap contracts (see Note 12)	(25,572)	—	(25,572)	—

Total derivatives	(23,004)	—	(23,004)	—

Total	$(48,197)	$—	$(23,004)	$(25,193)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis—Fair values of applicable assets and liabilities which are re-measured on a nonrecurring basis are estimated as follows:

Goodwill and Intangible Assets—As described in Note 7, our assessment of non-financial assets that are required to be measured at fair value on a non-recurring basis is performed annually, as of October 1, or more frequently if events and circumstances indicate that impairment may have occurred. As of June 2013, we initiated an impairment analysis on the Travelocity North America and Europe reporting units following the allocation of goodwill to TBiz and Holiday Autos. The fair values of these reporting units’ goodwill and intangible assets were estimated using discounted future cash flow projections in 2013, a Level 3 input. Based on the results of the analysis, the goodwill for Travelocity—North America was written down by $96 million and the goodwill for Travelocity—Europe was written down by $40 million. As of September 30, 2013, Travelocity had no goodwill remaining. During the three months ended September 30, 2013, we wrote down internally developed software for Travelocity—Europe by $2 million. Certain other definite lived intangible assets were written down by $1 million to an implied fair value of zero. Our Travelocity—Europe trade name, with a book value of $10 million as of September 30, 2013, was not impaired as a result of this assessment.

Notes Payable—The fair value of our 2016 Notes, 2019 Notes, and term loans outstanding under our senior secured credit facility are determined based on quoted market prices for the identical liability when traded as an asset in an active market, a Level 1 input. The outstanding principal balance of our mortgage facility approximated its fair value as of September 30, 2013 and December 31, 2012. The fair values of the mortgage facility were determined based on estimates of current interest rates for similar debt, a Level 2 input.

The following table presents the fair value and carrying value of our 2016 Notes, 2019 Notes and term loans as of September 30, 2013 and December 31, 2012:

Financial Instrument	Fair Value at September 30, 2013	Carrying Value at September 30, 2013
$400 million 2016 notes	$441 million	$388 million
$800 million 2019 notes	$868 million	$802 million
$1,775 million Term Loan B	$1,768 million	$1,751 million
$350 million Incremental Term Facility	$350 million	$350 million
$425 million Term Loan C	$379 million	$376 million

Financial Instrument	Fair Value at December 31, 2012	Carrying Value at December 31, 2012
$400 million 2016 notes	$429 million	$385 million
$800 million 2019 notes	$854 million	$802 million
$1,802 million Term Loan B	$1,812 million	$1,802 million
$375 million incremental term loan facility	$380 million	$371 million

14.    Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended 2013 and 2012 are as follows:

	Foreign currency translation adjustment(1)	Post retirement benefit obligation(2)	Unrealized gain (loss) on derivatives(3)	Marketable securities(4)	Accumulated other comprehensive income
	(Amounts in thousands)
Other comprehensive income (loss) during the period, net of reclassifications	$7,886	$15	$564	$—	$8,465
Amounts reclassified from other comprehensive income	—	(3,996)	6,312	—	2,316

Nine months ended September 30, 2013	$7,886	$(3,981)	$6,876	$—	$10,781

Other comprehensive income (loss) during the period, net of reclassifications	$(7,140)	$153	$77	$143	$(6,767)
Amounts reclassified from other comprehensive income	—	(4,898)	16,532	523	12,157

Nine months ended September 30, 2012	$(7,140)	$(4,745)	$16,609	$666	$5,390

(1)	For the nine months ended September 30, 2013 and 2012, net of taxes of $4 million and $2 million, respectively.

(2)	For the nine months ended September 30, 2013 and 2012, net of taxes of $2 million and $3 million, respectively.
(3)	For the nine months ended September 30, 2013 and 2012, net of taxes of $4 million and $8 million, respectively
(4)	No tax impact for the nine months ended September 30, 2013 and 2012.

For the nine months ended September 30, 2013, $1 million and $7 million were reclassified from other comprehensive income for unrealized gains on foreign currency forward contracts and interest rate swaps and is included in cost of revenue and interest expense, respectively. For the nine months ended September 30, 2012, $3 million and $13 million of amounts reclassified from other comprehensive income for unrealized losses on foreign currency contracts and interest rate swaps currency forward are included in cost of revenue and interest expense, respectively. See Note 12, “Derivatives.” Post retirement benefit obligation reclassifications are included in selling, general and administrative expenses. See Note 9, “Pension and Other Postretirement Benefit Plans.” Amounts reclassified for marketable securities are included in other, net.

15.    Redeemable Preferred Stock

Our authorized preferred stock consists of 225 million shares with a par value of $0.01 per share of which 87.5 million shares of preferred stock have been designated as Series A Preferred Stock with a stated value of $5.75 per share. As of September 30, 2013 and December 31, 2012 there were 87.2 million preferred shares issued and outstanding, all of which were Series A Preferred Stock. On December 31, 2009, we declared and paid a $90 million in-kind dividend through the conversion of our wholly-owned subsidiary Travelocity.com Inc. into Travelocity.com LLC. No cash dividends have been paid since the inception of the Series A Preferred Stock.

Voting

Holders of the Series A Preferred Stock have no voting rights except with respect to the creation of any class or series of capital stock having any preference or priority over Series A Preferred Stock or the amendment or repeal of any provision of the constituent documents of the Company that adversely changes the powers, preferences or special rights of the Series A Preferred Stock.

Dividends

Each share of Series A Preferred Stock accumulates dividends at an annual rate of 6%. Accumulated but unpaid dividends totaled $124 million and $97 million at September 30, 2013 and December 31, 2012, respectively. The Series A Preferred Shares were recorded at fair value at the date of issuance and have been adjusted each period to the current redemption value which includes accumulated but unpaid dividends.

Liquidation

The holders of the Series A Preferred Stock have the right to require us to repurchase their shares in the form of cash in the amount of the stated value per share plus accrued and unpaid dividends upon the occurrence of a liquidation event as described in the Certificate of Correction of the Second Amended and Restated Certificate of Incorporation of Sabre Corporation (“Liquidation Events”). Liquidation Events are: (a) a consolidation or merger in which the Company is not the surviving entity to the extent that holders of common stock of the Company receive cash, indebtedness, or preferred stock of the surviving entity and holders of Series A Preferred Stock do not receive preferred stock of the surviving entity with rights, powers, and preferences equal to or more favorable than those of the Series A Preferred Stock; (b) a disposition of all or substantially all of the assets of the Company; (c) any person or group of persons acquiring beneficial ownership of more than 50% of the total voting power or equity interest in the Company; (d) the first underwritten public offering and sale of the equity securities of the Company for cash; or (e) the 30th anniversary of the date of issuance of the Series A Preferred Stock. At the time of repurchase, the Series A Preferred Stock must be presented in units, each of which is to consist of two restricted shares of currently outstanding common stock and five shares of Series A

Preferred Stock. For each unit presented for repurchase, the holders will receive back two unrestricted shares of common stock in addition to the cash in the amount of the stated value per share of the Series A Preferred Stock plus accrued and unpaid dividends.

Redemption

The Series A Preferred Stock are redeemable for cash in the amount of the stated value per share plus accrued and unpaid dividends. At our option, we may redeem all or part of the Series A Preferred Stock at any time. The majority holders of the Series A Preferred Stock are TPG and Silver Lake which have the right to elect the board of directors in their capacity as owners. Therefore, the Series A Preferred Shares are also redeemable at the option of the holders of the Series A Preferred Stock. As such, the Series A Preferred Stock is presented outside of permanent equity as temporary equity in our consolidated balance sheets. At the time of redemption, the Series A Preferred Stock must be presented in units, each of which is to consist of two restricted shares of currently outstanding common stock and five shares of Series A Preferred Stock. For each unit presented for redemption, the holders will receive back two unrestricted shares of common stock in addition to the cash in the amount of the stated value per share of the Series A Preferred Stock plus accrued and unpaid dividends.

16.    Stockholders’ Equity

Common Stock—Our authorized common stock consists of 450 million shares with a par value of $0.01 per share. As of September 30, 2013 and December 31, 2012, there were 178,190,128 and 177,911,922 shares issued and outstanding, respectively. No dividend or distribution can be declared or paid with respect to the common stock, and we cannot redeem, purchase, acquire, or retire for value the common stock, unless and until the full amount of unpaid dividends accrued on the Series A Preferred Stock has been paid.

17.    Options and Other Equity-Based Awards

We have adopted compensation plans which provide for grants of stock-based compensation as incentives and rewards to encourage employees, officers, and directors to contribute towards the long-term success of the Company and Travelocity. Stock-based awards include non-qualified stock options (“stock options”), stock appreciation rights (“SARs”), restricted stock units (“RSUs”), and shares of restricted stock (“RSAs”).

All grants of stock-based awards have an exercise price equal to the estimated fair market value of our common stock on the date of grant. Because we are privately held and there is no public market for our common stock, the fair market value of our common stock is determined utilizing factors such as our actual and projected financial results, valuations of the Company performed by third parties and other information obtained from public, financial and industry sources.

We account for our time-based stock awards by recognizing compensation expense, measured at the grant date based on the fair value of the award, on a straight-line basis, net of estimated forfeitures, over the award vesting period. The award vesting period for time-based stock awards is typically four to five years. During the nine months ended September 30, 2013, we granted 1,984,563 time-based stock awards with a total grant date fair value of $7 million based upon a weighted average grant date fair value per share of $3.59. 182,892 stock options were exercised for time-based stock awards during the period with a grant date fair value of $1 million and 118,063 restricted stock awards vested during the period with a grant date fair value of $1 million.

Stock-based compensation cost included in operating expenses in our consolidated statements of operations was approximately $5 million of expense for the nine months ended September 30, 2013. As of September 30, 2013, total future compensation cost related to stock-based awards of $20 million will be recognized over a weighted-average period of 2.5 years.

The following tables summarize stock-based award activity during the nine months ended September 30, 2013:

Sabre Corporation Options and Restricted Stock	Quantity	Weighted-Average Exercise Price
Outstanding at December 31, 2012	18,976,602	$5.29
Granted	2,144,563	11.15
Exercised	(300,955)	6.33
Cancelled	(734,729)	5.97

Outstanding at September 30, 2013	20,085,481	$5.68

Travelocity Options and SARs(1)	Quantity	Weighted-Average Exercise Price
Outstanding at December 31, 2012	13,539,829	$1.51
Cancelled	(1,683,882)	1.18

Outstanding at September 30, 2013	11,855,947	$1.55

(1)	SARs which are required to be exercised in tandem are counted as one instrument in the table.

We have time-based RSUs which vest ratably on a quarterly basis over a four year period. For the nine months ended September 30, 2013 we have expensed a negligible amount in stock compensation expense related to time-based RSUs.

We have also granted an award of outstanding time-based RSUs that are accounted for as liability awards and have an aggregate fixed value of $3 million. Expense associated with this award of RSUs is being recognized over the associated vesting period as stock compensation expense. The equivalent of $1 million of RSUs underlying this award vested during the nine months ended September 30, 2013. As of September 30, 2013, we have $1 million recorded in our consolidated balance sheets related to this award, of which a portion is recorded in accrued compensation and related benefits and a portion is recorded in other noncurrent liabilities. As of December 31, 2012, we had $1 million recorded in accrued compensation and related benefits relating to this award of RSUs.

Our performance-based RSUs vest evenly over a four year period dependent upon certain company-based performance measures being achieved. On the date of grant, we determine the fair value of the performance-based awards, taking into account the probability of achieving the performance measures. Each reporting period, we re-assess the probability assumption and, if there is an adjustment, record the cumulative effect of the adjustment in the current reporting period. For the nine months ended September 30, 2013 we have expensed $2 million in stock compensation expense related to performance-based RSUs.

18.    Earnings Per Share

The following table reconciles the numerators and denominators used in the computations of basic and diluted earnings per share:

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(Amounts in thousands, Unaudited)
Net loss from continuing operations	$(114,436)	$(118,106)
Net income (loss) attributable to noncontrolling interests	2,135	(9,475)
Preferred stock dividends	27,219	25,645

Net loss from continuing operations available to common shareholders	$(143,790)	$(134,276)

Basic and diluted weighted average number of shares outstanding:	178,051	177,130

Basic and diluted loss per share from continuing operations available to common shareholders	$(0.81)	$(0.76)

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share are based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period. For the nine months ended September 30, 2013 and 2012, we had 21 million and 20 million common stock equivalents, respectively, primarily associated with our stock options. As we recorded net losses for each period presented, all common stock equivalents were excluded from the calculation of diluted earnings per share as its inclusion would have been antidilutive. As a result, basic and diluted earnings per share are equal for each period.

Tandem SARs issued with respect to the Travelocity Equity 2012 plan may be settled in shares of the underlying stock and units, interests in Sabre Corporation or any successor to Sabre Corporation, THI or Travelocity.com LLC, or in cash. If we elect to settle in shares of Sabre Corporation, the quantity issued is based on the intrinsic value of the Tandem SARs at the time of settlement and the fair value of Sabre Corporation shares at the time of settlement. For the nine months ended September 30, 2013 and 2012, no shares were issuable under this calculation and therefore there were no common stock equivalents associated with the Tandem SARs.

19.    Commitments and Contingencies

Other than as discussed below, our commitments and contingencies as of September 30, 2013 have not materially changed from the amounts set forth in our annual audited consolidated financial statements for the year ended December 31, 2012.

As of September 30, 2013, future minimum payments required under our senior secured credit facility, 2016 Notes and 2019 Notes and other indebtedness have been updated to reflect the new term loans, Term Loan B and Term Loan C, under the senior secured credit facility which were entered into on February 19, 2013 and the Incremental Term Facility under the senior secured credit facility which was entered into on September 30, 2013. See Note 11, “Debt.”

	Payments due in the
Contractual Obligations	Last 3 Months 2013	Years Ending December 31,
		2014	2015	2016	2017	Thereafter	Total
	(Amounts in thousands)
Total debt(1)	$90,727	$320,531	$316,070	$723,963	$347,736	$3,075,869	$4,874,896

(1)	Includes all interest and principal related to the 2016 Notes and 2019 Notes. Also includes all interest and principal related to borrowings under the Credit Agreement, which will mature in 2018 and 2019. We are required to pay a percentage of the excess cash flow generated each year to our lenders which is not reflected in the table above. Interest on the term loan is based on the LIBOR rate plus an applicable margin and includes the effect of interest rate swaps. For purposes of this table, we have used projected LIBOR rates for all future periods.

Value Added Tax Receivables—We generate Value Added Tax (“VAT”) refund claims, recorded as receivables, in multiple jurisdictions through the normal course of our business. Audits related to these claims are in various stages of investigation. If the results of certain audits or litigation were to become unfavorable or if some of the countries owing a VAT refund default on their obligation due to deterioration in their credit, the uncollectible amounts could be material to our results of operations. In previous years, the right to recover certain VAT receivables associated with our European businesses has been questioned by tax authorities. We believe that our claims are valid under applicable law and as such we will continue to pursue collection, possibly through litigation. Other receivables include net VAT receivables totaling $25 million and $24 million as of September 30, 2013 and December 31, 2012, respectively. Although we believe these amounts are collectable, several European countries have recently experienced significantly weakening credit which could impact our future collections from these countries. We continue to assess VAT receivables for collectability and may be required to record reserves in the future. In addition to the normal course of business receivables, substantial sums of VAT are due in respect of cross border supplies of rental cars by Holiday Autos from the period 2004 to

2009. A number of European Community countries challenged these claims and litigation has been ongoing for several years. Due to significant delays and other factors impacting our settlement of these claims, we have recorded an allowance for losses relating to such events in other receivables in the consolidated balance sheet. The allowances recorded as of September 30, 2013 and December 31, 2012 were $16 million and $37 million, respectively. In December 2013, we received payment of approximately $12 million in respect to claims from Italy related to Holiday Autos VAT, enabling an equivalent amount of the allowance to be reversed at that time.

The Central Economic Administrative Tribunal in Spain ruled in our favor in January 2013 on claims for 2008 and 2009 of $6 million and in September 2013 on claims for 2004 through 2007 of $15 million. The funds were received and an equivalent amount of allowance was reversed to general administrative expenses in our consolidated results of operations for the nine months ended September 30, 2013. Separately, on June 18, 2013, the Court of Appeal in France ruled against us in respect of outstanding VAT refund claims of $4 million made for the periods 2007 through 2009. We believe the merits of our VAT claims are valid and have appealed the decision to the Supreme Court. These amounts are included in the allowance for VAT receivables above.

Legal Proceedings—

Litigation and Administrative Audit Proceedings Relating to Hotel Occupancy Taxes

Over the past nine years, various state and local governments in the United States have filed approximately 70 lawsuits against us and other OTAs pertaining primarily to whether Travelocity and other OTAs owe sales or occupancy taxes on some or all of the revenues they earn from facilitating hotel reservations using the merchant revenue model. The complaints generally allege, among other things, that the defendants failed to pay to the relevant taxing authority hotel accommodations taxes as required by the applicable ordinance. Courts have dismissed approximately 30 of these lawsuits, some for failure to exhaust administrative remedies and some on the basis that we are not subject to the sales or occupancy tax at issue based on the construction of the language in the ordinance. A number of the cases have also been settled at amounts that are not material to our consolidated financial statements. The Fourth, Sixth and Eleventh Circuits of the United States Courts of Appeals each have ruled in our favor on the merits, as have state appellate courts in Missouri, Alabama, Texas, California, Kentucky, Florida and Pennsylvania, and a number of state and federal trial courts. The remaining lawsuits are in various stages of litigation. We have also settled some cases individually for nuisance value and, with respect to such settlements, have reserved our rights to challenge any effort by the applicable tax authority to impose occupancy taxes in the future.

Among the recent favorable decisions, on January 23, 2013, the California Supreme Court declined to hear the appeals of the City of Anaheim and the City of Santa Monica from lower court decisions in favor of Travelocity and other OTAs on the issue of whether local occupancy taxes apply to the merchant revenue model. We and other OTAs have also prevailed on summary judgment motions in San Francisco and Los Angeles. We believe these decisions should be helpful in resolving any other California cases, which are either currently pending or subsequently brought, in our favor.

Similarly, on January 23, 2013, the Missouri Court of Appeals upheld a lower court decision in favor of Travelocity and other OTAs on the issue of whether local occupancy taxes in the City of Branson apply to the merchant revenue model. On February 28, 2013, the First District Court of Appeals in Florida affirmed a summary judgment ruling in favor of Travelocity and other OTAs on the issue of whether local accommodation taxes levied by Leon County and 18 other counties in Florida apply to the merchant revenue model. The Florida Supreme Court is currently reviewing this decision. Likewise, on March 29, 2013, a federal district court in New Mexico granted summary judgment, ruling that OTAs are not vendors subject to hotel occupancy tax in New Mexico. On December 13, 2013, the Eleventh Circuit Court of Appeals affirmed summary judgment in our favor a case that had been pending in Rome, Georgia, finding there was no evidence that we collected but failed to remit tax that the counties could not recover on their common law claims, and that there is no basis in Georgia law (statutory or otherwise) for an award of back taxes.

Although we have prevailed in the majority of these lawsuits and proceedings, there have been several adverse judgments or decisions on the merits some of which are subject to appeal.

Among the recent adverse decisions, on June 21, 2013, a state trial court in Cook County, Illinois granted summary judgment in favor of the City of Chicago and against Travelocity and other OTAs, ruling that the City’s hotel tax applies to the fees retained by the OTAs because, according to the trial court, OTAs act as hotel “managers” when facilitating hotel reservations. The court did not address damages. After final judgment is entered, Travelocity intends to appeal the court’s decision on the basis that we do not believe that we manage hotels.

On November 21, 2013, the New York State Court of Appeals ruled against Travelocity and other OTAs, holding that New York City’s hotel occupancy tax, which was amended in 2009 to capture revenue from fees charged to customers by third-party travel companies, is constitutional because such fees constitute rent as they are a condition of occupancy. We have been collecting and remitting taxes under the statute, so the ruling does not have any impact on our financial results in that regard.

On April 4, 2013, the United States District Court for the Western District of Texas (“W.D.T.”) entered a final judgment against Travelocity and other OTAs in a class action lawsuit filed by the City of San Antonio. The final judgment was based on a jury verdict from October 30, 2009 that the OTAs “control” hotels for purposes of city hotel occupancy taxes. Following that jury verdict, on July 1, 2011, the W.D.T. concluded that fees charged by the OTAs are subject to city hotel occupancy taxes and that the OTAs have a duty to assess, collect and remit these taxes. We disagree with the jury’s finding that we “control” hotels, and with the W.D.T.’s conclusions based on the jury finding, and intend to appeal the final judgment to the United States Court of Appeals for the Fifth Circuit.

We believe the Fifth Circuit’s resolution of the San Antonio appeal may be affected by a separate Texas state appellate court decision in our favor. On October 26, 2011, the Fourteenth Court of Appeals of Texas affirmed a trial court’s summary judgment ruling in favor of the OTAs in a case brought by the City of Houston and the Harris County-Houston Sports Authority on a similarly worded tax ordinance as the one at issue in the San Antonio case. The Texas Supreme Court denied the City of Houston’s petition to review the case. We believe this decision should provide persuasive authority to the Fifth Circuit in its review of the San Antonio case.

On September 24, 2012, a trial court in Washington D.C. granted summary judgment in favor of the District of Columbia on its claim that the OTAs are subject to hotel occupancy tax. The court has not yet addressed any questions related to damages, but is expected to do so during the first quarter of 2014. After final judgment is entered, Travelocity intends to appeal the court’s decision.

In late 2012, the Tax Appeal Court of the State of Hawaii granted summary judgment in favor of Travelocity and other OTAs on the issue of whether Hawaii’s hotel occupancy tax applies to the merchant revenue model. However, in January 2013, the same court granted summary judgment in favor of the State of Hawaii and against Travelocity and other OTAs on the issue of whether the state’s general excise tax, which is assessed on all business activity in the state, applies to the merchant revenue model for the period from 2002 to 2011.

As of September 30, 2013, we have expensed $41 million, which represents the amount we would owe to the State of Hawaii, prior to appealing the Tax Appeal Court’s ruling, in back excise taxes, penalties and interest based on the court’s interpretation of the statute. Of this amount, we have already paid $34 million, leaving an accrual of $7 million. Payment of such amount is not an admission that we believe we are subject to the taxes in question.

Travelocity has appealed the Tax Appeal Court’s determination that we are subject to general excise tax, as we believe the decision is incorrect and inconsistent with the same court’s prior rulings. If any such taxes are in fact owed (which we dispute), we believe the correct amount would be under $10 million. The ultimate resolution of these contingencies may differ from the liabilities recorded. To the extent our appeal is successful in reducing or eliminating the assessed amounts, the State of Hawaii would be required to refund such amounts, plus interest.

On May 20, 2013, the State of Hawaii issued an additional general excise tax assessment for the calendar year 2012. Travelocity has appealed this recent assessment to the Tax Appeal Court, and this assessment has been stayed pending a final appellate decision on the original assessment.

On December 9, 2013, the State of Hawaii also issued assessments of general excise tax for merchant rental car bookings facilitated by Travelocity and other OTAs for the period 2001 to 2012 for which we recorded a $2 million reserve in the fourth quarter of 2013. Travelocity intends to appeal the assessment to the Tax Appeal Court and does not believe the excise tax is applicable.

The aggregate impact to our results of operations for all litigation and administrative proceedings relating to hotel sales, occupancy or excise taxes for the nine months ended September 30, 2013 was $24 million, which amount includes all amounts paid to the State of Hawaii during that period. As of September 30, 2013, we have a remaining reserve of $16 million, included in liabilities on the consolidated balance sheet, for the potential resolution of issues identified related to litigation involving hotel sales, occupancy or excise taxes, which amount includes the $7 million accrual for the remaining payments to the State of Hawaii. Our estimated liability is based on our current best estimate but the ultimate resolution of these issues may be greater or less than the amount recorded and, if greater, could adversely affect our results of operations.

In addition to the actions by the tax authorities, four consumer class action lawsuits have been filed against us and other OTAs in which the plaintiffs allege that we made misrepresentations concerning the description of the fees received in relation to facilitating hotel reservations. Generally, the consumer claims relate to whether Travelocity and the other OTAs provided adequate notice to consumers regarding the nature of our fees and the amount of taxes charged or collected. One of these lawsuits was dismissed by the Texas Supreme Court and such dismissal was subsequently affirmed; one was voluntarily dismissed by the plaintiffs; one is pending in Texas state court, where the court is currently considering the plaintiffs’ motion to certify a class action; and the last is pending in federal court, but has been stayed pending the outcome of the Texas state court action. We believe the notice we provided was appropriate

In addition to the lawsuits, a number of state and local governments have initiated inquiries, audits and other administrative proceedings that could result in an assessment of sales or occupancy taxes on fees. If we do not to prevail at the administrative level, those cases could lead to formal litigation proceedings.

Pursuant to our Expedia SMA, we will continue to be liable for fees, charges, costs and settlements relating to litigation arising from hotels booked on the Travelocity platform prior to the Expedia SMA. However, fees, charges, costs and settlements relating to litigation from hotels booked subsequent to the Expedia SMA will be shared with Expedia according to the terms of the Expedia SMA. Under the Expedia SMA, we are also required to guarantee Travelocity’s indemnification obligations to Expedia for any liabilities arising out of historical claims with respect to this type of litigation.

Litigation Relating to Value Added Tax Receivables

In the United Kingdom, the Commissioners for Her Majesty’s Revenue & Customs (“HMRC”) have asserted that our subsidiary, Secret Hotels2 Limited (formerly Med Hotels Limited), failed to account for United Kingdom Value Added Tax (“VAT”) on margins earned from hotels located within the European Union (“EU”). This business was sold in February 2009 to a third-party and we account for it as a discontinued operation. Because the sale was structured as an asset sale and we retained the company (Secret Hotels2 Limited) with all potential tax liabilities in respect of the same. HMRC issued assessments of tax totaling approximately

$11 million for the period October 1, 2004 to September 30, 2007. We appealed the assessments and in March 2010 the VAT and Duties Tribunal (“First Tribunal”) denied the appeal. We successfully appealed to the Upper Tribunal (Finance and Tax Chamber) which overturned HMRC’s assessments in July 2011. HMRC appealed this decision to the Court of Appeal, which handed down its decision in December 2012 finding against Secret Hotels2 Limited and upholding the decision of the First Tribunal in favor of HMRC. The decision orders Secret Hotels2 Limited to pay the assessments and interest subject to any right of further appeal to the United Kingdom Supreme Court. The United Kingdom Supreme Court granted us leave to appeal on May 28, 2013 and we subsequently submitted our intention to proceed. A hearing date for the appeal is scheduled in January 2014. Additionally, HMRC agreed to stay payment of the assessments, penalties and interest pending the appeal. While we continue to believe that the merits of our case are valid, we have recorded a reserve of $17 million as of September 30, 2013, included in liabilities of discontinued operations on the consolidated balance sheet.

Additionally, HMRC has begun a review of other parts of our lastminute.com business in the United Kingdom based on the Court of Appeal decision described above. We are currently unable to determine the amount of any assessments that may be made, if any. However, if assessments are made and upheld such amounts could be material to our results of operations. We continue to believe that we have paid the correct amount of VAT on all relevant transactions and will vigorously defend our position with HMRC or through the courts if necessary.

Litigation Relating to Patent Infringement

In April 2010, CEATS, Inc. (“CEATS”) filed a patent infringement lawsuit against several ticketing companies and airlines, including JetBlue, in the Eastern District of Texas. CEATS alleged that the mouse-over seat map that appears on the defendants’ websites infringes certain of its patents. JetBlue’s website is provided by our airline solutions business under the SabreSonic Web service. On June 11, 2010, JetBlue requested that we indemnify and defend it for and against the CEATS lawsuit based on the indemnification provision in our agreement with JetBlue, and we agreed to a conditional indemnification. CEATS claimed damages of $0.30 per segment sold on JetBlue’s website during the relevant time period totaling $10 million. A jury trial began on March 12, 2012, which resulted in a jury verdict invalidating the plaintiff’s patents. Final judgment was entered and the plaintiff appealed. The Federal Circuit affirmed the jury’s decision in our favor on April 26, 2013. CEATS did not appeal the Federal Circuit’s decision, and its deadline to do so has passed. On June 28, 2013, the Eastern District denied CEATS’ previously filed motion to vacate the judgment based on an alleged conflict of interest with a mediator. CEATS has appealed that decision.

US Airways Antitrust Litigation

In April 2011, US Airways sued us in federal court in the Southern District of New York over its Sabre GDS distribution contract, alleging violations of the Sherman Act Section 1(anticompetitive agreements) and Section 2 (monopolization). The complaint was filed two months after we entered into a new distribution contract with US Airways. In September 2011, the court dismissed all claims relating to Section 2. The remaining claims relate to allegedly anticompetitive agreements under Section 1 of the Sherman Act. Among other things, US Airways alleges that our contracts with airlines containing equal content/full content provisions are anticompetitive and that we took steps to thwart the development of US Airways’ pay-for seats product, Choice Seats. We strongly deny all of the allegations made by US Airways. During Summer 2013, US Airways filed its damages claim alleging damages of either $281 million or $425 million, before trebling. The two numbers are based on different assumptions made by US Airways in each scenario. We believe both estimates are based on faulty assumptions and analysis and therefore are highly overstated. In the event US Airways were to prevail on the merits of its claim, we believe any monetary damages awarded (before trebling) would be significantly less than either number alleged by them.

Document discovery and fact witness discovery are complete. We are now in the process of completing expert witness discovery. We expect to complete expert depositions in February or March 2014. Summary judgment motions are scheduled to be filed in April 2014, with full briefing of those motions expected to be completed in May 2014. All court settings are subject to change. No trial date has been set and we anticipate the most likely trial date would be in September or October 2014, assuming no delays with the court’s schedule and that we do not prevail completely with our summary judgment motions.

We have and will incur significant fees, costs and expenses for as long as the litigation is ongoing. In addition, litigation by its nature is highly uncertain and fraught with risk, and it is therefore difficult to predict the outcome of any particular matter. If favorable resolution of the matter is not reached, any monetary damages are subject to trebling under the antitrust laws and US Airways would be eligible to be reimbursed by us for its costs and attorneys’ fees. Depending on the amount of any such judgment, if we do not have sufficient cash on hand, we may be required to seek financing through the issuance of additional equity or from private or public financing. Additionally, US Airways can and has sought injunctive relief. If injunctive relief were granted, depending on its scope, it could affect the manner in which our airline distribution business is operated and potentially force changes to the existing airline distribution business model. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

Insurance Carriers

We have disputes against two of our insurance carriers for failing to reimburse defense costs incurred in the American Airlines antitrust litigation, which we settled in October 2012. Both carriers admitted there is coverage, but reserved their rights not to pay should we be found liable for certain of American Airlines’ allegations. Despite their admission of coverage, the insurers have only reimbursed us for a small portion of our significant defense costs. We filed suit against the entities in New York state court alleging breach of contract and a statutory cause of action for failure to promptly pay claims. If we prevail, we may recover some or all amounts already tendered to the insurance companies for payment within the limits of the policies and would be entitled to 18% interest on such amounts. To date, settlement discussions have been unsuccessful. The court has not scheduled a trial date though we anticipate trial to begin in the latter part of 2014.

Department of Justice Investigation

On May 19, 2011, we received a civil investigative demand (“CID”) from the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive acts related to the airline distribution component of our business. We are fully cooperating with the DOJ investigation and are unable to make any prediction regarding its outcome. The DOJ is also investigating other companies that own GDSs, and has sent CIDs to other companies in the travel industry. Based on its findings in the investigation, the DOJ may (i) close the file, (ii) seek a consent decree to remedy issues it believes violate the antitrust laws, or (iii) file suit against us for violating the antitrust laws, seeking injunctive relief. If injunctive relief were granted, depending on its scope, it could affect the manner in which our airline distribution business is operated and potentially force changes to the existing airline distribution business model. Any of these consequences would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—We are involved in various legal proceedings which may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes.”

Hotel Related Antitrust Proceedings

On August 20, 2012, two individuals alleging to represent a putative class of bookers of online hotel reservations filed a complaint against Sabre Holdings, Travelocity.com LP, and several other online travel companies and hotel chains in the U.S. District Court for the Northern District of California, alleging federal and state antitrust and related claims. The complaint alleges generally that the defendants conspired together to enter into illegal agreements relating to the price of hotel rooms. Over 30 copycat suits were filed in various courts in the United States. In December 2012, the Judicial Panel on Multi-District Litigation centralized these cases in the U.S. District Court in the Northern District of Texas, which subsequently consolidated them. The proposed class period is January 1, 2003 through May 1, 2013. On June 15, 2013, the court granted Travelocity’s motion to compel arbitration of claims involving Travelocity bookings made on or after February 4, 2010. While all claims from February 4, 2010 to May 1, 2013 are now excluded from the lawsuit and must be arbitrated if pursued at all, the lawsuit still covers claims from January 1, 2003 through February 3, 2010. Together with the other defendants, Travelocity and Sabre, as alleged joint tortfeasors for bookings made using other defendants’ systems, recently filed a motion to dismiss. The court has not yet ruled on that motion. We deny any conspiracy or any anti-competitive actions and we intend to aggressively defend against the claims.

Even if we are ultimately successful in defending ourselves in this matter, we are likely to incur significant fees, costs and expenses for as long as it is ongoing. In addition, litigation by its nature is highly uncertain and fraught with risk, and it is difficult to predict the outcome of any particular matter. If favorable resolution of the matter is not reached, we could be subject to monetary damages, including treble damages under the antitrust laws, as well as injunctive relief. If injunctive relief were granted, depending on its scope, it could affect the manner in which our Travelocity business is operated and potentially force changes to the existing business model. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

Indian Income Tax Litigation

We are currently a defendant in income tax litigation brought by the Indian Director of Income Tax (“DIT”) in the Supreme Court of India. The dispute arose in 1999 when the DIT asserted that we have a permanent establishment within the meaning of the Income Tax Treaty between the United States and the Republic of India and accordingly issued tax assessments for assessment years ending March 1998 and March 1999, and later issued further tax assessments for assessment years ending March 2000 through March 2006. We appealed the tax assessments and the Indian Commissioner of Income Tax Appeals returned a mixed verdict. We filed further appeals with the Income Tax Appellate Tribunal, or the ITAT. The ITAT ruled in our favor on June 19, 2009 and July 10, 2009, stating that no income would be chargeable to tax for assessment years ending March 1998 and March 1999, and from March 2000 through March 2006. The DIT appealed those decisions to the Delhi High Court, which found in our favor on July 19, 2010. The DIT has appealed the decision to the Supreme Court of India and no trial date has been set.

We intend to continue to aggressively defend against these claims. Although we do not believe that the outcome of the proceedings will result in a material impact on our business or financial condition, litigation is by its nature uncertain. If the DIT were to fully prevail on every claim, we could be subject to taxes, interest and penalties of approximately $28 million, which could have a material adverse effect on our business, financial condition and results of operations. We do not believe this outcome is probable and therefore have not made any provisions or recorded any liability for the potential resolution of this matter.

Litigation Relating to Routine Proceedings

We are also engaged from time to time in other routine legal and tax proceedings incidental to our business. We do not believe that any of these routine proceedings will have a material impact on the business or our financial condition.

20.    Segment Information

Our reportable segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

The performance of our segments is evaluated primarily on Adjusted EBITDA which is not a recognized term under GAAP. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. We define Adjusted EBITDA as income (loss) from continuing operations adjusted for impairment, acquisition related amortization expense, gain (loss) on sale of business and assets, gain (loss) on extinguishment of debt, other, net, restructuring and other costs, litigation and taxes including penalties, stock-based compensation, management fees, depreciation of fixed assets, non-acquisition related amortization, amortization of upfront incentive payments, interest expense, and income taxes.

Our business is organized around three reportable segments: Travel Network, Airline and Hospitality Solutions and Travelocity. Segment information for the nine months ended September 30, 2013 and 2012 is as follows:

	Nine Months Ended September 30,
	2013	2012
	(Amounts in thousands)
Revenue
Travel Network	$1,381,105	$1,382,913
Airline and Hospitality Solutions	522,794	429,916
Travelocity	499,045	575,879

Total segments	2,402,944	2,388,708
Eliminations	(58,019)	(60,944)
Corporate	370	(284)

Total	$2,345,295	$2,327,480

Gross margin
Travel Network	$651,924	$654,064
Airline and Hospitality Solutions	186,917	154,278
Travelocity	309,434	379,202

Total segments	1,148,275	1,187,544
Eliminations	(514)	(718)
Corporate	(89,444)	(69,731)

Total	$1,058,317	$1,117,095

Joint venture equity income, net(1)
Travel Network	$7,874	$15,606
Airline and Hospitality Solutions	—	—
Travelocity	49	76

Total	$7,923	$15,682

Adjusted EBITDA
Travel Network	$579,326	$584,954
Airline and Hospitality Solutions	145,483	111,050
Travelocity	1,025	60,415

Total segments	725,834	756,419
Corporate	(148,432)	(126,699)

Total	$577,402	$629,720

(1)	Joint venture equity income, net is presented net of amortization expense associated with joint venture intangible assets.

The following tables set forth the reconciliation of Adjusted EBITDA to loss from continuing operations in our statement of operations:

	Nine Months Ended September 30,
	2013	2012
	(Amounts in thousands)
Adjusted EBITDA	$577,402	$629,720
Less Adjustments:
Depreciation and amortization of property and equipment(1a)	101,163	100,513
Amortization of capitalized implementation costs(1b)	27,039	14,317
Amortization of upfront incentive payments(2)	28,736	27,432
Interest expense, net	208,364	179,359
Impairment(3)	138,435	76,829
Acquisition related amortization expense(1c)	105,944	120,768
Loss (gain) on sale of business and assets	16,880	(25,850)
Loss on extinguishment of debt	12,181	—
Other, net(4)	5,299	8,343
Restructuring and other costs(5)	30,854	3,712
Unusual litigation and taxes, including penalties(6)	11,856	294,963
Stock-based compensation	5,446	8,621
Management fees(7)	7,347	6,257
Benefit for income taxes	(7,706)	(67,438)

Loss from continuing operations	$(114,436)	$(118,106)

(1)	Depreciation and amortization expenses:

a.	Depreciation and amortization of property and equipment represents depreciation of property and equipment, including internally developed software.

b.	Amortization of capitalized implementation costs represents amortization of up-front costs to implement new customer contracts under our SaaS and hosted revenue model.

c.	Acquisition related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date and amortization of the excess basis in our underlying equity in joint ventures.

(2)	Our Travel Network business at times makes upfront cash payments to travel agency subscribers at inception or modification of a service contract which are capitalized and amortized over an average expected life of the service contract to cost of revenue, generally over three to five years. Such payments are made with the objective of increasing the number of clients, or to ensure or improve customer loyalty. Our service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentives provided. The service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have repayment terms if those objectives are not met.

(3)	Represents impairment charges to assets (see Note 7, Goodwill and Intangible Assets) as well as $24 million in 2012, representing our share of impairment charges recorded by one of our equity method investments, Abacus.

(4)	Other, net primarily represents foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency.

(5)	Restructuring and other costs represents charges associated with business restructuring and associated changes implemented which resulted in severance benefits related to employee terminations, integration and facility opening or closing costs and other business reorganization costs.

(6)	Unusual litigation and taxes, including penalties represents charges or settlements associated with airline antitrust litigation as well as payments or reserves taken in relation to certain retroactive hotel occupancy and excise tax disputes (see Note 19, Commitments and Contingencies).

(7)	We have been paying an annual management fee to TPG and Silver Lake in an amount equal to the lesser of (i) 1% of our Adjusted EBITDA and (ii) $7 million. This also includes reimbursement of certain costs incurred by TPG and Silver Lake.

21.    Subsequent Events

We have evaluated subsequent events through January 21, 2014, the issuance date of our consolidated financial statements.

Federal Income Tax Net Operating Loss Carryfoward—Travelocity Intercompany Debt Cancellation—The company’s U.S. federal income tax net operating loss carryforward at the beginning of 2013 was approximately $1.6 billion. At December 2013, due in large part to the reversal of a significant timing difference of approximately $1.3 billion, we expect to incur a significant reduction to our US NOL balance.

Technology Restructuring—In the fourth quarter of 2013, we implemented a restructuring plan to simplify our Technology organization, to better align costs with our current business, reduce our spend on third party resources, and to increase focus on product development. The majority of this plan will be completed by the end of the first quarter of 2014. As a part of this restructuring plan we will reduce our workforce by approximately 350 employees and expect to record a charge totaling approximately $8 million.

Travelocity Restructuring—In the fourth quarter of 2013, we implemented a plan to restructure the European portion of the Travelocity business. This plan involves establishing Travelocity Europe as a stand-alone operational entity, separating processes from the North America operations, while adding efficiencies to streamline the European operations. Travelocity will continue to be managed as one operating segment. We estimate additional restructuring charges of approximately $6 million will be recorded relative to this plan in the fourth quarter, which we expect to complete by the end of 2014.

Holiday Autos—In June 2013, we completed the sale of certain assets of our Holiday Autos operations to a third party. In November 2013 we completed the closure of the remainder of the Holiday Autos business such that it represents a discontinued operation. The results of Holiday auto will be removed from continuing operations during the fourth quarter of 2013. The impact is not material to our results of operations.

We evaluate events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, we did not identify any additional recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Sabre Corporation

We have audited the accompanying consolidated balance sheets of Sabre Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, temporary equity and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sabre Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Dallas, Texas

January 21, 2014

FINANCIAL INFORMATION

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands, except per share data)
Revenue	$3,039,060	$2,931,727	$2,832,393
Cost of revenue(1)(2) (exclusive of depreciation and amortization shown separately below)	1,637,484	1,581,525	1,497,573

Gross margin	1,401,576	1,350,202	1,334,820
Selling, general and administrative(2)	1,118,248	740,911	714,330
Impairment	584,430	185,240	401,400
Depreciation and amortization	317,683	295,540	281,624

Operating (loss) income	(618,785)	128,511	(62,534)
Other income (expense):
Interest expense, net	(242,948)	(181,292)	(204,348)
Gain on sale of business	25,850	—	—
Joint venture equity income	24,591	26,849	21,244
Joint venture goodwill impairment and intangible amortization	(27,000)	(3,200)	(3,200)
Other, net	(7,808)	2,953	3,150

Total other expense, net	(227,315)	(154,690)	(183,154)

Loss from continuing operations before income taxes	(846,100)	(26,179)	(245,688)
(Benefit) provision for income taxes	(202,179)	56,573	70,151

Loss from continuing operations	(643,921)	(82,752)	(315,839)
Loss from discontinued operations, net of tax	(26,752)	(20,003)	(17,395)

Net loss	(670,673)	(102,755)	(333,234)
Net loss attributable to noncontrolling interests	(59,317)	(36,681)	(64,382)

Net loss attributable to Sabre Corporation	(611,356)	(66,074)	(268,852)

Preferred stock dividends	34,583	32,579	30,797

Net loss attributable to common shareholders	$(645,939)	$(98,653)	$(299,649)

Basic and diluted loss per share:
Continuing operations	$(3.49)	$(0.45)	$(1.61)
Discontinued operations	(0.15)	(0.11)	(0.10)
Basic and diluted loss per share attributable to common shareholders	(3.65)	(0.56)	(1.71)

Weighted average common shares outstanding:
Basic and diluted	177,206	176,703	175,655

(1) Includes amortization of upfront incentive payments	$36,527	$37,748	$26,571
(2) Includes stock-based compensation as follows:
Cost of revenue	$1,715	$1,454	$1,114
Selling, general and administrative	8,119	5,880	4,188
See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Net loss	$(670,673)	$(102,755)	$(333,234)

Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustments	(5,389)	1,404	4,720
Change in defined benefit pension and other post retirement benefit plans	(33,521)	(28,366)	(7,975)
Change in unrealized gain (loss) on foreign contracts and interest rate swaps currency forward	19,465	(3,927)	22,805
Change in marketable securities	470	(3,076)	263

Change in accumulated other comprehensive income (loss)	(18,975)	(33,965)	19,813

Comprehensive loss	(689,648)	(136,720)	(313,421)
Less: Comprehensive loss attributable to noncontrolling interests	59,317	36,681	64,382

Comprehensive loss attributable to Sabre Corporation	$(630,331)	$(100,039)	$(249,039)

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2012	December 31, 2011
	(Amounts in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$126,695	$58,350
Restricted cash	4,440	8,786
Accounts receivable, net	433,045	402,190
Prepaid expenses and other current assets	50,043	44,669
Current deferred income taxes	32,938	31,629
Other receivables, net	47,017	82,961
Current assets held for sale	—	27,624
Assets of discontinued operations	22,146	57,105

Total current assets	716,324	713,314

Property and equipment, net	409,698	426,857
Investments in joint ventures	131,741	166,387
Goodwill	2,318,672	2,408,376
Trademarks and brandnames, net	346,236	740,324
Acquired customer relationships, net	286,532	339,984
Other intangible assets, net	145,489	157,913
Other assets, net	356,553	299,623

Total assets	$4,711,245	$5,252,778

Liabilities, temporary equity and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$127,646	$169,239
Travel supplier liabilities and related deferred revenue	254,841	256,699
Accrued compensation and related benefits	89,522	49,391
Accrued subscriber incentives	127,099	114,404
Deferred revenues	137,614	96,935
Litigation settlement payable	117,873	—
Other accrued liabilities	256,598	311,256
Current portion of debt	23,232	30,150
Revolving credit facility	—	82,000
Current liabilities held for sale	—	34,952
Liabilities of discontinued operations	40,884	28,641

Total current liabilities	1,175,309	1,173,667

Deferred income taxes	9,696	253,225
Other noncurrent liabilities	384,049	151,344
Long-term debt	3,420,927	3,307,905
Commitments and contingencies
Temporary equity
Series A Redeemable Preferred Stock: $0.01 par value; 225,000,000 authorized shares and 87,229,703 shares issued and outstanding at December 31, 2012 and 2011	598,139	563,556
Stockholders’ equity (deficit)
Common Stock: $0.01 par value; 450,000,000 authorized shares and 177,911,922 and 176,888,820 shares issued and outstanding at December 31, 2012 and 2011, respectively	1,779	1,769
Additional paid-in capital	865,144	898,977
Retained deficit	(1,648,356)	(1,002,417)
Accumulated other comprehensive loss	(95,530)	(76,555)
Noncontrolling interest	88	(18,693)

Total stockholders’ equity (deficit)	(876,875)	(196,919)

Total liabilities, temporary equity and stockholders’ equity (deficit)	$4,711,245	$5,252,778

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Operating Activities
Net loss	$(670,673)	$(102,755)	$(333,234)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	317,683	295,540	281,624
Litigation charges, net	345,048	—	—
Impairment	584,430	185,240	401,400
Gain on sale of business	(25,850)	—	—
Stock-based compensation for employees	9,834	7,334	5,302
Allowance for doubtful accounts	4,864	3,600	2,921
Deferred income taxes	(239,381)	34,409	50,304
Joint venture equity income	(24,591)	(26,849)	(21,244)
Joint venture goodwill impairment and intangible amortization	27,000	3,200	3,200
Distributions of income from joint venture investments	21,076	13,343	21,000
Amortization of debt issuance costs	23,265	12,539	12,539
Third-party fees expensed in connection with the debt modification	7,600	—	—
Other	(5,494)	(8,945)	2,028
Loss from discontinued operations	26,752	20,003	17,395
Changes in operating assets and liabilities:
Accounts and other receivables	3,150	(47,851)	(26,254)
Prepaid expenses	(1,687)	6,818	13,510
Capitalized implementation costs	(77,253)	(59,109)	(34,488)
Other assets	(5,555)	(52,815)	(36,704)
Accounts payable and other accrued liabilities	9,134	85,598	29,299
Pensions and other postretirement benefits	(24,623)	(14,275)	(7,302)

Cash provided by operating activities	304,729	355,025	381,296

Investing Activities
Additions to property and equipment	(193,262)	(164,900)	(130,457)
Acquisitions, net of cash acquired	(72,441)	(11,338)	(51,879)
Proceeds from sale of business	27,915	—	—
Proceeds from sale of equity securities	6,355	—	—
Other investing activities	(4,601)	(284)	(2,881)

Cash used in investing activities	(236,034)	(176,522)	(185,217)

Financing Activities
Proceeds of borrowings from lenders	2,225,082	—	—
Payment of borrowings from lenders	(2,924,745)	(30,150)	(28,063)
Proceeds from borrowings on revolving credit facility	518,200	1,007,100	242,400
Payments on borrowings under revolving credit facility	(600,200)	(925,100)	(242,400)
Proceeds of borrowings under unsecured notes	801,500	—	—
Payment of borrowings under unsecured notes	—	(324,188)	—
Debt issuance costs	(43,275)	—	—
Proceeds from exercise of stock options	2,696	1,202	417
Dividends paid	(2,214)	(1,843)	(1,111)
Costs relating to dividend of noncontrolling interest	—	—	(2,018)
Decrease (increase) in restricted cash	4,346	(5,342)	(2,369)
Other financing activities	(6,510)	6,781	(15,356)

Cash used in financing activities	(25,120)	(271,540)	(48,500)

Cash Flows from Discontinued Operations
Net cash provided by (used in) operating activities	1,025	(23,822)	(28,444)
Net cash provided by (used in) investing activities	270	(4,288)	(3,110)
Proceeds from sale, net of cash sold	19,157	—	—

Net cash provided by (used in) discontinued operations	20,452	(28,110)	(31,554)

Effect of exchange rate changes on cash and cash equivalents	4,318	2,976	(710)

Increase (decrease) in cash and cash equivalents	68,345	(118,171)	115,315
Cash and cash equivalents at beginning of period	58,350	176,521	61,206

Cash and cash equivalents at end of period	$126,695	$58,350	$176,521

Cash payments for income taxes	$20,177	$32,491	$25,412
Cash payments for interest	$264,990	$184,449	$195,550
Capitalized interest	$8,705	$6,899	$5,178
Preferred shares dividend accrual	$34,583	$32,579	$30,797

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY AND

STOCKHOLDERS’ EQUITY (DEFICIT)

	Temporary Equity		Stockholders’ Equity (Deficit)
	Series A Redeemable Preferred Stock		Class A Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
		(Amounts in thousands, except share data)
Balance at December 31, 2009	87,229,703	$500,180	174,543,664	$1,745	$874,595	$(604,115)	$(62,403)	$88,429	$298,251
Comprehensive loss	—	—	—	—	—	(268,852)	19,813	(64,382)	(313,421)
Issuances pursuant to:
Accrued preferred shares dividend	—	30,797	—	—	—	(30,797)	—	—	(30,797)
Amortization of stock-based compensation	—	—	—	—	5,302	—	—	—	5,302
Exercise of stock options	—	—	89,470	1	417	—	—	—	418
Acquisition of non-controlling interest	—	—	—	—	81	—	—	(3,105)	(3,024)
Dividends paid to noncontrolling interest on subsidiary common stock	—	—	—	—	—	—	—	(1,111)	(1,111)
Costs relating to dividend of noncontrolling interest	—	—	—	—	(2,019)	—	—	—	(2,019)
Equity-Based Payments to Non-Employees	—	—	2,000,000	20	11,640	—	—	—	11,660

Balance at December 31, 2010	87,229,703	$530,977	176,633,134	$1,766	$890,016	$(903,764)	$(42,590)	$19,831	$(34,741)

Comprehensive loss	—	—	—	—	—	(66,074)	(33,965)	(36,681)	(136,720)
Issuances pursuant to:
Accrued preferred shares dividend	—	32,579	—	—	—	(32,579)	—	—	(32,579)
Amortization of stock-based compensation	—	—	—	—	7,334	—	—	—	7,334
Exercise of stock options	—	—	255,686	3	1,199	—	—	—	1,202
Dividends paid to noncontrolling interest on subsidiary common stock	—	—	—	—	—	—	—	(1,843)	(1,843)
Other	—	—	—	—	428	—	—	—	428

Balance at December 31, 2011	87,229,703	$563,556	176,888,820	$1,769	$898,977	$(1,002,417)	$(76,555)	$(18,693)	$(196,919)

Comprehensive loss	—	—	—	—	—	(611,356)	(18,975)	(59,317)	(689,648)
Issuances pursuant to:
Accrued preferred shares dividend	—	34,583	—	—	—	(34,583)	—	—	(34,583)
Amortization of stock-based compensation	—	—	—	—	6,859	—	—	—	6,859
Exercise of stock options	—	—	828,311	8	2,688	—	—	—	2,696
Re-acquisition of non-controlling interest	—	—	194,791	2	(41,941)	—	—	40,203	(1,736)
Modification of equity-based awards to liability	—	—	—	—	(1,439)	—	—	—	(1,439)
Dividends paid to noncontrolling interest on subsidiary common stock	—	—	—	—	—	—	—	(2,214)	(2,214)
Sale of controlling interest in Sabre Pacific	—	—	—	—	—	—	—	40,109	40,109

Balance at December 31, 2012	87,229,703	$598,139	177,911,922	$1,779	$865,144	$(1,648,356)	$(95,530)	$88	$(876,875)

See Notes to Consolidated Financial Statements.

SABRE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General Information

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation (“Sabre Holdings”). Sabre Holdings is the sole subsidiary of Sabre Corporation. Sabre GLBL Inc. is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL Inc. or its direct or indirect subsidiaries conduct all of our businesses. In these consolidated financial statements, references to the “Company”, “we”, “our”, “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

We are a leading technology solutions provider to the global travel and tourism industry. We operate through three business segments: (i) Travel Network, our global travel marketplace for travel suppliers and travel buyers, (ii) Airline and Hospitality Solutions, an extensive suite of travel industry leading software solutions primarily for airlines and hotel properties, and (iii) Travelocity, our portfolio of online consumer travel e-commerce businesses through which we provide travel content and booking functionality primarily for leisure travelers.

2.    Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We consolidate all of our majority-owned subsidiaries and companies over which we exercise control through majority voting rights. Other than as discussed in the following paragraphs, no other entities are currently consolidated due to control through operating agreements, financing agreements, or as the primary beneficiary of a variable interest entity. The consolidated financial statements include our accounts after elimination of all significant intercompany balances and transactions. All dollar amounts in the financial statements and the tables in the notes, except per-share amounts, are stated in thousands of U.S. dollars unless otherwise indicated. All amounts in the notes reference results from continuing operations unless otherwise indicated.

In December 2009, our wholly-owned subsidiary Travelocity.com Inc. was converted into Travelocity.com LLC, a Delaware limited liability company, pursuant to Delaware law, and the capital structure of Travelocity.com LLC was split into common and preferred units. On December 31, 2009, 95% of the common units of Travelocity.com LLC were distributed as a dividend to a newly-formed Delaware corporation, TVL Common, Inc., which is owned by the holders of record of Sabre Corporation’s preferred stock. We retained the remaining 5% of the common units and 100% of the preferred units. On December 31, 2012, we implemented a series of transactions which resulted in the merger of TVL Common, Inc. back into our capital structure. The owners of 95% of the common units of TVL Common, Inc. received shares of Sabre Corporation in exchange. For so long as any preferred units remained outstanding, the holder(s) of the preferred units had full voting rights and control of Travelocity.com LLC and the holder(s) of common units had no voting rights or control. As such, we, as the holder of all of the preferred units, consolidated the results of Travelocity.com LLC and presented a noncontrolling interest for the portion of the common units distributed through the dividend. Profits and losses were allocated in accordance with the limited liability company agreement and securities held by each party. This merger was a reacquisition of a noncontrolling interest from an entity under common control and has been recorded as an equity transaction.

In accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on the consolidation of Variable Interest Entities, we determined we were the primary beneficiary of and consolidated Sabre Sociedad Technologica, S.A. de C.V. (“SST”) during 2009. SST was a joint venture established in 1993 with Aerosys, S.A. de C.V. (“Aerosys”) SST, located in Mexico, which markets and distributes the Sabre System to subscribers in Mexico. We owned 48% of the equity interests of SST and controlled 48% of the voting rights. An additional 3% of the equity interests were held in a trust, and we owned the economic benefit of the trust but did not control the voting rights of the trust-owned equity interests. The creditors of the variable interest entity did not have recourse to our general credit. The interest in SST held by third parties (noncontrolling interest) of $3 million was presented in noncontrolling interests as a component of equity on the consolidated balance sheet and the results of operations relative to the noncontrolling interest are presented in net income (loss) attributable to noncontrolling interests on the consolidated statements of operations. In April 2010, we acquired the 49% equity interests in SST owned by Aerosys. This transaction dissolved our joint venture with Aerosys and the voting trust which held voting rights for 3% of the equity interest in SST leaving us as the sole owner of SST. The difference between the recorded amount of the noncontrolling interest and the consideration paid to Aerosys was accounted for as an adjustment to additional paid in capital.

Equity Method Investments—We utilize the equity method to account for our interests in joint ventures and investments in stock of other companies that we do not control but over which we exert significant influence. Investments in the common stock of other companies over which we do not exert significant influence are accounted for at cost. We periodically evaluate equity and debt investments in entities accounted for at cost or under the equity method for impairment by reviewing updated financial information provided by the investee, including valuation information from new financing transactions by the investee and information relating to competitors of investees when available. If we determine that a cost method investment is other than temporarily impaired, the carrying value of the investment is reduced to its estimated fair value through earnings. For the year ended December 31, 2012, joint venture equity income included a $24 million impairment of goodwill recorded by one of our investees. For the years ended December 31, 2012, 2011 and 2010, impairments of investments carried at cost have been insignificant to our results of operations.

The following table displays the name of each of those investees that we do not control but over which we exert significant influence, and our voting interest in their stock held at December 31, 2012:

Joint Venture	Voting Interest
Auto Holidays (Pty) Limited (South Africa)	50%
ESS Elektroniczne Systemy Spzedazy Sp. zo.o.	40%
ABACUS International PTE Ltd.	35%
Sabre Bulgaria AD	20%

Our investments in joint ventures on the consolidated balance sheets includes $88 million and $90 million, as of December 31, 2012 and 2011, respectively, of excess basis over our underlying equity in joint ventures. This differential represents goodwill in addition to identifiable intangible assets which are being amortized to joint venture intangible amortization over their estimated lives.

Reclassifications—Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2012 presentation. These reclassifications are not material, either individually or in the aggregate, to our consolidated financial statements.

In addition, certain amounts previously reported in our December 31, 2011 and 2010 financial statements have been reclassified to conform to December 31, 2012 presentation, as a result of discontinued operations. See Note 4.

Use of Estimates—The preparation of these financial statements in conformity with GAAP requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions. Our accounting policies, which include significant estimates and assumptions, include, among other things, estimation of the collectability of accounts receivable, amounts for future cancellations of bookings processed through the Sabre GDS, revenue recognition for software development, determination of the fair value of assets and liabilities acquired in a business combination, determination of the fair value of derivatives, the evaluation of the recoverability of the carrying value of intangible assets and goodwill, assumptions utilized in the determination of pension and other postretirement benefit liabilities, determination of the fair value of our litigation settlement payable and the evaluation of uncertainties surrounding the calculation of our tax assets and liabilities. These policies are discussed in greater detail below.

Revenue Recognition—We employ a number of revenue models across our businesses, depending on the dynamics of the industry segment and the technology on which the revenue is based. Some revenue models are used in multiple businesses. Travel Network primarily uses the transaction revenue model. Airline and Hospitality Solutions primarily employs two revenue models: SaaS and consulting. Travelocity primarily employs two revenue models: the merchant model, which we refer to as our “Net Rate Program,” under which we recognize a majority of our hotel revenues, and the agency model, under which we recognize most of our airline, car and cruise revenues and a small portion of hotel revenues. Both Travel Network and Travelocity derive some of their revenues from the media model, earning advertising revenues from travel suppliers and other entities that advertise their products to travelers and travel agencies using our networks. We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

Transaction Revenue Model—This model accounts for substantially all of Travel Network’s revenues. We define a direct billable transaction as any travel reservation that generates a fee directly to Travel Network. Transaction fees include, but are not limited to, the following:

•	transaction fees paid by travel suppliers for selling their inventory through the Sabre GDS;

•	transaction fees paid by travel agency subscribers related to their use of the Sabre GDS; and

•	transaction fees paid by travel agencies and corporations related to GetThere, our online booking tool.

Pursuant to this model, a transaction occurs when a travel agency or corporate travel department books, or reserves, a travel supplier’s product on the Sabre GDS. We receive revenue from either a travel supplier or a travel agency, depending upon the commercial arrangement represented in each of their contracts.

Transaction revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 2012 and 2011, we recorded transaction fee reserves of approximately $8 million and $7 million, respectively. Transaction revenue for car rental, hotel bookings and other travel providers is recognized at the time the reservation is used by the customer.

Software-as-a-Service and Hosted Revenue Model—Software-as-a-service (“SaaS”) and Hosted is the primary revenue model employed by Airline and Hospitality Solutions. In this revenue model, we host software solutions on our own secure platforms, and we maintain the software as well as the infrastructure it employs. Our customers, which include airlines, airports and hotel companies, pay us an implementation fee and a periodic usage fee for the use of the software pursuant to contracts with terms that typically range between three and five years. This usage-based revenue model allows our customers to pay for software to the extent that it is used. Similar contracts with the same customer which are entered into at or around the same period are analyzed for revenue recognition purposes on a combined basis. Revenue from implementation fees is generally recognized over the term of the agreement. The amount of periodic usage fees is typically based on a metric relevant to the software’s purpose. We recognize this revenue in the period earned, which typically fluctuates based on a real-time metric, such as the actual number of passengers boarded or the actual number of hotel bookings made in a given month.

Our SaaS and hosted offerings can be sold as part of multiple-element agreements which also require us to provide consulting services. Our consulting revenues are generated primarily from services that help customers achieve better utilization of and return on their software investment. We often provide consulting services as we implement our software-as-a-service and hosted solutions. In such cases, we account for consulting services separately from the implementation and software-as-a-service and hosted solutions, with value assigned to each element based on its relative selling price. A market analysis is performed on an annual basis to determine the range of selling prices for each product and service. Estimated selling prices are set for each product and service delivered to customers. The revenue for consulting services is generally recognized over the period the services are performed.

Software Licensing Fee Revenue Model—The software licensing fee revenue model is utilized by Airline and Hospitality Solutions. Under this model, we generate revenue by charging customers for the installation and use of our software products. Some contracts under his model generate additional revenue for the maintenance of the software product. When software is sold without associated customization or implementation services, revenue from software licensing fees is recognized when all of the following are met: (i) the software is delivered, (ii) fees are fixed or determinable, (iii) no undelivered elements are essential to the functionality of delivered software, and (iv) collection is probable. When software is sold with customization or implementation services, revenue from software licensing fees is recognized based on the percentage of completion of the customization and implementation services. Fees for software maintenance are recognized ratably over the life of the contract. We are unable to determine vendor-specific objective evidence of fair value for software maintenance fees. Therefore, when fees for software maintenance are included in software license agreements, both the revenue from the software license and the maintenance are recognized ratably over the related contract term.

Merchant Revenue Model—Pursuant to this model, which we refer to as our “Net Rate Program,” we are the merchant of record for credit card processing for travel accommodations. We primarily use this model for revenue from hotel reservations and dynamically packaged combinations. We are the merchant of record for these transactions, but we do not purchase and resell travel accommodations and do not have any obligations with respect to travel accommodations offered online that we do not sell. Instead, we act as an intermediary by entering into agreements with travel suppliers for the right to market their products, services and other content offerings at pre-determined net rates. We market net rate offerings to travelers at prices that include an amount sufficient to pay the travel supplier for providing the travel accommodations and any occupancy and other local taxes, as well as additional amounts representing our service fees. Under this revenue model, we require pre-payment by the traveler at the time of booking.

Through our websites, travelers have the flexibility to assemble multi-component dynamic packages in a single transaction at a lower price when compared to booking each travel component separately. Generally, the packaging model includes a net rate hotel component and an air or car component. Travelers select packages based on the total package price without knowing the pricing of any individual travel component. Thus, we can make certain travel components available at prices lower than those charged on an individual component basis directly by travel suppliers, as these offerings do not impact the travel supplier’s established pricing models and brand positioning. This pricing model is referred to as an opaque offering. Our opaque hotel offerings operate under the same model, where customers select the hotels based on pricing, with no knowledge of the hotel brand or exact location prior to paying for the reservation.

Travelocity recognizes net rate revenue for stand-alone air travel at the time the travel is booked with a reserve for estimated future canceled bookings. Vacation packages, car rentals and hotel net rate revenues are recognized at the date of consumption.

For Travelocity’s net rate and dynamically packaged combinations, we record net rate revenues based on the total amount paid by the customer for products and services, minus our payment to the travel supplier. At the time a customer makes and prepays a reservation, we accrue a supplier liability based on the amount we expect to be billed by our travel suppliers. In some cases, a portion of Travelocity’s prepaid net rate and travel package transactions goes unused by the traveler. In those circumstances, Travelocity may not be billed the full amount of the accrued supplier liability. We reduce the accrued supplier liability for amounts aged more than six months and record it as revenue if certain conditions are met. Our process for determining when aged amounts may be recognized as revenue includes consideration of key factors such as the age of the supplier liability, historical billing and payment information, among others.

Agency Revenue Model—This model is used by Travelocity only and generates revenues via transaction fees and commissions from travel suppliers for reservations made by travelers through our websites. Under this model, we act as an agent in the transaction by passing reservations booked by travelers to the relevant airline, hotel, car rental company, cruise line or other travel supplier, while the travel supplier serves as merchant of record and processes the payment from the traveler.

Pursuant to the agency revenue model, Travelocity recognizes commission revenue for stand-alone air travel at the time the travel is booked with a reserve for estimated future canceled bookings. Commissions from car and hotel travel suppliers are recognized upon the scheduled date of travel consumption. We record car and hotel commission revenue net of an estimated reserve for cancellations, no-shows, non-commissionable bookings and uncollectable commissions. At each of December 31, 2012 and 2011, our reserve was approximately $3 million.

Travelocity also generates revenues from fees for offline bookings for air and packages, which are generally booked through call center agents. These fees, net of tax recovery charges collected, are recognized as revenue at the time the related travel is booked or when the travel is canceled or changed. Travelocity also charges service fees to its customers for certain types of transactions booked through its consumer-facing websites, including processing service fees on Travelocity.com hotel bookings, as well as miscellaneous service fees including cancellation fees, credit card fees, change fees and delivery fees. These fees, net of tax recovery charges collected, are recognized as revenue at the time the related travel is booked or when the travel is canceled or changed.

Travelocity also generates insurance-related revenue from third party insurance providers whose air, total trip and cruise insurance is made available on our websites. Insurance revenue is recognized at the time the travel is booked.

Media Revenue Model—The media revenue model is used to record advertising revenue from travel suppliers and other entities that advertise their products to travelers on Travelocity’s sites and to a lesser extent, on the Sabre GDS. Advertisers use two types of advertising metrics: display advertising and action advertising. In display advertising, advertisers usually pay based on the number of customers who view the advertisement, and are charged based on Cost per Thousand Impressions, or CPM. In action advertising, advertisers usually pay based on the number of customers who perform a specific action, such as click on the advertisement, or other meaningful variable, and are charged based on the cost per action, or CPA. Advertising revenues are recognized in the period that the advertising impressions are delivered or the click-through or other specific action occurs.

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs expensed in the years ended December 31, 2012, 2011 and 2010 totaled approximately $169 million, $201 million and $217 million, respectively. From time to time, we enter into advertising barter transactions which are recorded based on the fair value of the advertising surrendered. We entered into advertising barter transactions for which $9 million in revenue and $9 million in expense were recorded for the year ended December 31, 2012. For the year ended December 31, 2011, $16 million in revenue and $16 million in expense were recorded for advertising barter transactions. For the year ended December 31, 2010, $17 million in revenue and $17 million in expense were recorded for advertising barter transactions.

Research and Development—We define research and development costs as costs incurred up to the point of technological feasibility for software developed to be sold, leased, or marketed to others. Research and development costs are expensed as incurred. This expense approximated $4 million, $3 million and $3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Foreign Currency Risk—We are exposed to foreign exchange rate fluctuations as we remeasure foreign currency transactions in the financial statements into the relevant functional currency. If there is a change in foreign currency exchange rates, the conversion of the foreign currency transactions into its functional currency will lead to transaction gains or losses, which are recorded in our consolidated statements of operations as a component of other, net.

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our non-U.S. dollar functional foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to translation gains or losses, which are recorded net as a component of other comprehensive income (loss).

Statements of Cash Flows—We use the “cumulative earnings” approach for determining the cash flow presentation of distributions from our joint ventures. Distributions received on the investments are included in our consolidated statements of cash flows in operating activities, unless the cumulative distributions exceed our portion of cumulative equity in earnings of the joint venture, in which case the excess distributions are deemed to be returns of the investment and are included in our consolidated statements of cash flows in investing activities. During the periods presented, there were no distributions from joint ventures classified as investing cash flows.

Cash and Cash Equivalents—We classify all highly liquid instruments, including money market funds and money market securities with original maturities of three months or less, as cash equivalents.

Restricted Cash—Restricted cash balances relate to security provided for certain bank guarantees and banking services for specific subsidiaries in Europe and Asia Pacific within the Travelocity segment.

Financial Instruments—The carrying value of our financial instruments including cash and cash equivalents, and accounts receivable approximate their fair values. Our derivative financial instruments are carried at their estimated fair values. Our debt instruments are recorded at carrying value; the fair value of our senior unsecured notes issued in March 2006 (“2016 Notes”), our senior unsecured notes issued in May 2012 (“2019 Notes”), and term loan were determined based on quoted market prices for the identical liability when traded as an asset in an active market.

Assets Held for Sale—We classify assets as held for sale when we have committed to a plan to sell the assets. This includes the initiation of a plan to locate a buyer, the assets are made available for immediate sale, and it is probable that the assets will be sold within one year based on the current condition and sales price. Upon classifying the assets as held for sale, the assets are recorded at the lower of historical cost or fair value less selling costs and depreciation is discontinued. See Note 4 for further information.

Derivatives—We recognize all derivatives on the consolidated balance sheets at fair value. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged item through earnings (a “fair value hedge”) or recognized in other comprehensive income until the hedged item is recognized in earnings (a “cash flow hedge”). The ineffective portion of the change in fair value of a derivative designated as a hedge is immediately recognized in earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. No hedging ineffectiveness was recorded in earnings during the periods presented.

Income Taxes—Deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities and are measured using the tax rates and laws in effect at the time of such determination. We regularly review our deferred tax assets for recoverability and a valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we make estimates and assumptions regarding projected future taxable income, our ability to carry back operating losses to prior periods, the reversal of deferred tax liabilities and implementation of tax planning strategies. We reassess these assumptions regularly which could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, and could materially impact our results of operations.

We recognize liabilities when we believe that an uncertain tax position may not be fully sustained upon examination by the tax authorities. Liabilities are recognized for uncertain tax positions that do not pass a two-step approach for recognition and measurement. First, we evaluate the tax position for recognition by determining if based solely on its technical merits, it is more likely than not to be sustained upon examination. Secondly, for positions that pass the first step, we measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. It is our policy to recognize penalties and interest accrued related to income taxes as a component of the provision (benefit) for income taxes. See Note 11 for additional information on income taxes.

Operating Leases—We lease certain facilities under long-term, non-cancelable operating leases. Certain of our lease agreements contain renewal options and/or payment escalations based on fixed annual increases, local consumer price index changes or market rental reviews. We recognize rent expense on a straight-line basis over the term of the lease.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation, which is calculated on the straight-line basis. Our depreciation and amortization policies are as follows:

Buildings	Lesser of lease term or 35 years
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	5 to 15 years
Equipment, general office and computer	3 to 5 years
Internally developed software	3 to 7 years

We also capitalize certain costs related to applications, infrastructure and graphics development for the Sabre System and our websites are capitalizable under authoritative guidance on internal-use software intangibles. Capitalizable costs consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with and who devote time to the Sabre System and web-related development projects. Costs incurred during the preliminary project stage or costs incurred for data conversion activities and training, maintenance and general and administrative or overhead costs are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred.

Property and equipment is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets used in combination to generate cash flows largely independent of other assets may not be recoverable.

Goodwill and Intangible Assets—Upon the acquisition of a business, we record goodwill and intangible assets at fair value. Additionally, we capitalize the costs incurred to renew or extend the term of our patents. Goodwill and intangible assets determined to have indefinite useful lives are not amortized. Definite-lived intangible assets are amortized on a straight-line basis and assigned depreciable lives of four to thirty years, depending on classification.

We evaluate goodwill for impairment on an annual basis or if impairment indicators exist. We begin with the qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model described below. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps are unnecessary. Otherwise, we perform a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the estimated fair value of that reporting unit, the carrying value of the reporting unit’s goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. Goodwill was assigned to each reporting unit based on that reporting unit’s percentage of enterprise value as of the date of the acquisition of Sabre Corporation by TPG and Silver Lake plus goodwill associated with acquisitions since that time. We have identified five reporting units, including Travelocity—North America, Travelocity—Europe, Travelocity—Asia Pacific, Sabre Travel Network and Sabre Airline Solutions. Travelocity—North America, Travelocity—Europe and Travelocity—Asia Pacific each constitute a separate reporting unit due primarily to differing gross margins in the regions. The Travelocity—Asia Pacific reporting unit was held for sale as of December 31, 2012.

The fair values used in our evaluation are estimated using a combined approach based upon discounted future cash flow projections and observed market multiples for comparable businesses. The cash flow projections are based upon a number of assumptions, including risk-adjusted discount rates, future booking and transaction volume levels, future price levels, rates of growth in our consumer and corporate direct booking businesses, rates of increase in operating expenses, cost of revenue and taxes. Additionally, in accordance with authoritative guidance on fair value measurements, we made a number of assumptions including market participants, the principal markets and highest and best use of the reporting units.

Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of definite-lived intangible assets used in combination to generate cash flows largely independent of other assets may not be recoverable. If impairment indicators exist for definite-lived intangible assets, the undiscounted future cash flows associated with the expected service potential of the assets are compared to the carrying value of the assets. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible assets, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value of the intangible assets, an impairment charge is recorded to reduce the intangible assets to fair value. We also evaluate the need for additional impairment disclosures based on our Level 3 inputs. For fair value measurements categorized within Level 3 of the fair value hierarchy, we disclose the valuation processes used by the reporting entity.

Capitalized Implementation Costs—We incur up-front costs to implement new customer contracts under our software-as-a-service revenue model. We capitalize these costs, including (a) certain external direct costs of materials and services incurred to implement a customer contract and (b) payroll and payroll related costs for employees who are directly associated with and devote time to implementation activities.

Capitalized costs are amortized on a straight-line basis over the related contract term, ranging from three to ten years, as they are recoverable through deferred or future revenues associated with the relevant contract.

Deferred Charges—Deferred charges relate to advances to customers and customer discounts to be amortized in future periods as the related revenue is earned. The assets are reviewed for recoverability based on future contracted revenues. Contracts are priced to generate total revenues over the life of the contract that exceed any discounts or advances provided and any upfront costs incurred to implement the customer contract.

Travel Supplier Liabilities and Related Deferred Revenue—Our travel suppliers provide content, including air travel, hotel stays, car rentals and dynamically packaged combinations of these components, on either a fee-based or a net-rate basis. Under our fee-based arrangements, we collect the full price of the travel from the consumer and remit the payment to the travel supplier, after withholding our service fee. Under our net-rate agreements, suppliers provide content to us at pre-determined net rates. We market net-rate offerings to travelers at a price that includes an amount sufficient to pay the travel supplier for providing the travel accommodations and any occupancy and other local taxes, as well as additional amounts representing our service fees. We record amounts due to travel suppliers and our service fees in Travel supplier liabilities and related deferred revenue on the consolidated balance sheets until these amounts are paid to the suppliers or recognized as revenue upon consumption of the travel.

Subscriber Incentives—Certain service contracts with significant travel agency subscribers contain booking productivity clauses and other provisions that allow subscribers to receive cash payments or other consideration. We establish liabilities for these commitments and recognize the related expense as the subscribers earn incentives based on the applicable contractual terms. Periodically, we make cash payments to subscribers at inception or modification of a service contract which are capitalized and amortized over the expected life of the service contract to cost of revenue, which is generally three to five years. Deferred charges related to such contracts are recorded in Other assets, net on the consolidated balance sheets. The service contracts are priced so that the additional airline and other booking fees generated over the life of the contract will exceed the cost of the incentives provided.

Equity-Based Compensation—We account for our stock awards and options by recognizing compensation expense, measured at the grant date based on the fair value of the award, on a straight-line basis over the award vesting period, giving consideration as to whether the amount of compensation cost recognized at any date is equal to the portion of grant-date value that is vested at that date. We account for our liability awards by remeasuring the fair value of our awards at each reporting date. Changes in fair value of our liability awards are recognized in earnings. The following table details stock-based compensation expense, including liability awards, recorded for the years ended December 31, 2012, 2011 and 2010:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Stock options	$9,834	$7,334	$5,302

Concentration of Credit Risk—Our customers are primarily located in the United States, Canada, Europe, Latin America and Asia, and are concentrated in the travel industry. We generate a significant portion of our revenues and corresponding accounts receivable from services provided to the commercial air travel industry. As of December 31, 2012 and 2011, approximately $189 million or 58% and $175 million or 57%, respectively, of our trade accounts receivable was attributable to these customers. Our other accounts receivable are generally due from other participants in the travel and transportation industry. Substantially all of our accounts receivable, net represents trade balances. We generally do not require security or collateral from our customers as a condition of sale.

We regularly monitor the financial condition of the air transportation industry and have noted the financial difficulties faced by several air carriers. We believe the credit risk related to the air carriers’ difficulties is mitigated somewhat by the fact that we collect a significant portion of the receivables from these carriers through the Airline Clearing House (“ACH”) and other similar clearing houses. As of December 31, 2012, approximately 55% of our air customers make payments through the ACH which accounts for approximately 95% of our air revenue. For these carriers, we believe the use of ACH mitigates our credit risk with respect to airline bankruptcies. For those carriers from which we do not collect payments through the ACH or other similar clearing houses, our credit risk is higher. However, we monitor these carriers and account for the related credit risk through our normal reserve policies.

We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recorded receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for bad debts based on past write-off history (average percentage of receivables written off historically) and the length of time the receivables are past due. We maintained an allowance for losses of approximately $29 million and $34 million at December 31, 2012 and 2011, respectively, based upon the amount of accounts receivable expected to prove uncollectible. The decrease in the allowance for losses is primarily due to the collection of past due amounts.

3.     Acquisitions

Pro forma information related to acquisitions occurring during 2012, 2011 and 2010 has not been included, as the effect would not be material to our consolidated financial statements.

2012

Acquisition of PRISM—On August 1, 2012, we acquired all of the outstanding stock and ownership interests of PRISM Group Inc. and PRISM Technologies LLC (collectively “PRISM”), a leading provider of end-to-end airline contract business intelligence and decision support software. The acquisition adds to our portfolio of products within the Airline and Hospitality Solutions, allows for new relationships with airlines and adds to our existing business intelligence capabilities. The purchase price was approximately $116 million, $66 million of which was paid on August 1, 2012. Contingent consideration of $50 million, based on management’s best estimate of fair value and future performance results on the acquisition date, is to be paid in two equal installments, due 12 and 24 months following the acquisition date. The first installment represents a holdback payment primarily for indemnification purposes and the second payment represents contingent consideration which is based on contractually determined performance measures to be met over the twelve month period following the acquisition. Additionally, compensation expense is being recognized over the 24 months following the acquisition for amounts to be paid to certain key employees based on their continued employment. In 2012 we recognized $2 million of compensation expense as cost of revenues. Goodwill, including contingent payments, expected to be deductible for income tax purposes is approximately $45 million.

The results of operations of PRISM are included in our consolidated statements of operations and the results of operations of Airline and Hospitality Solutions from the date of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair values using management’s best estimates, based in part on an independent valuation of the net assets acquired. The final allocation of the purchase price will be based on a complete evaluation of the assets and liabilities of PRISM. Accordingly, the information presented on our consolidated balance sheets and elsewhere in this report may differ from the final purchase price allocation. The following table summarizes the allocation of the purchase price and the amounts allocated to goodwill (in thousands):

Patents (10 year useful life)	$59,400
Customer and contractual relationships (10 year useful life)	10,700
Trademarks (5 year useful life)	800
Goodwill	35,737
Accounts receivable, net	8,059
Other net assets acquired	1,458

Total purchase price	$116,154

Other Acquisitions—During 2012, we completed one additional acquisition which was not individually material to our financial statements for a total purchase price of $6 million.

2011

During 2011, we completed two acquisitions which individually were not material to our consolidated financial statements. In the first quarter of 2011, we completed the acquisition of Zenon N.D.C., Limited, a provider of GDS services to travel agents in Cyprus. This acquisition further expands Travel Network within Europe. In the second quarter of 2011, we completed the acquisition of SoftHotel, Inc., a provider of web-based property management solutions for the hospitality industry. This acquisition moves Airline and Hospitality Solutions closer to a fully integrated web-based solution that combines distribution, marketing and operations into a single platform for hospitality customers. The results of operations of these 2011 acquisitions have been included in our consolidated statements of operations from the dates of the acquisitions. The total purchase price for these acquisitions was $11 million.

2010

Acquisition of FlightLine—In July 2010, we completed the acquisition of FlightLine Data Services, Inc. (“FlightLine”), a leading provider of vital crew scheduling software and services in North America, for approximately $17 million in cash. This acquisition is part of our long-term growth plan and continual investment in Airline and Hospitality Solutions’ portfolio of product offerings. The acquired goodwill is deductible for tax purposes. The results of operations of the FlightLine business have been included in our consolidated statements of operations from the date of acquisition.

The final allocation of the assets acquired and liabilities assumed have been recorded on our consolidated balance sheets based on an evaluation of the fair value of the assets and liabilities of FlightLine as determined by management. The following table summarizes the allocation of the purchase price and the amounts allocated to goodwill (in thousands):

Customer and contractual relationships (14 year useful life)	$3,270
Technology (10 year useful life)	3,974
Non-compete agreement (4 year useful life)	396
Goodwill	8,760
Other net assets acquired	478

Total purchase price	$16,878

Acquisition of Calidris—In March 2010, we completed the acquisition of Calidris ehf (“Calidris”) for approximately $17 million in cash and an estimated $3 million in contingent consideration. The contingent consideration was recorded at the acquisition-date fair value of the contingent consideration which is based on contractually determined performance measures to be met over four successive one year periods starting from January 1, 2010 and utilizes management’s best estimate of future results. During 2011 and 2012, the contingent consideration was adjusted based on management’s best estimates of future results. The estimates resulted in a reduction of $2 million in 2011 and an increase of $2 million in 2012, which were recorded to other, net in the consolidated statement of operations. Calidris provides a revenue integrity product and service to airlines which we integrated with Airline and Hospitality Solutions’ product offerings. The acquired goodwill is not deductible for tax purposes. The results of operations of the Calidris business have been included in our consolidated statements of operations from the date of acquisition.

The final allocation of the assets acquired and liabilities assumed have been recorded on our consolidated balance sheets based on an evaluation of the fair value of the assets and liabilities of Calidris as determined by management. The following table summarizes the allocation of the purchase price and the amounts allocated to goodwill (in thousands):

Customer and contractual relationships (12 year useful life)	$4,727
Technology (7 year useful life)	6,298
Non-compete agreement (3 year useful life)	1,191
Goodwill	7,143
Other net assets acquired	641

Total purchase price	$20,000

Other Acquisitions—During 2010, we completed two other acquisitions which individually were not material to our financial statements. The total purchase price for our other acquisitions was $19 million.

In the third quarter of 2010, we acquired Flugwerkzeuge Aviation Software GmbH (“f:wz”), a leading provider of flight planning products and services in Austria. This acquisition is part of Airline and Hospitality Solutions and will enhance Sabre’s suite of flight planning solutions.

In the second quarter of 2010, we acquired the remaining 49% equity interests in SST, leaving us the sole owner of SST. See Note 2 for additional information on this transaction.

4.    Dispositions and Discontinued Operations

Discontinued Operations

The following businesses were discontinued during the periods presented. The decision to sell or abandon these operations was made to further align Travelocity with its core strategies of focusing on product and customer experience in profitable locations, and displaying and promoting highly relevant content. We believe these decisions will allow us to lessen our complexity and support our initiative to reduce our technology complexity by reducing the number of supported business platforms and operations. Results of operations have been reclassified to discontinued operations. The impacts were not significant to our consolidated financial statements.

Travelocity Nordics—In December 2012, we sold certain assets of Travelocity’s Nordics business to a third party. The Nordics business is comprised of an online travel agency and event and ticket sales in Sweden, Norway and Denmark. Travelocity no longer has operations in this region. We have recorded the related assets at the lower of the carrying amount or the fair value less costs to sell, and the results of this business have been reclassified to discontinued operations in our consolidated financial statements. We recorded a loss on the sale of approximately $3 million, net of tax.

Zuji Holdings—In December 2012, we entered into an agreement to sell our shares of Zuji Properties A.V.V. and Zuji Pte Ltd along with its operating subsidiaries (collectively “Zuji”), a Travelocity Asia Pacific-based OTA, for estimated proceeds of $16 million. The sale is anticipated to complete in the first quarter of 2013 pending regulatory approval. The assets have been recorded at the lower of the carrying amount or fair value less cost to sell. We recorded an estimated loss on the sale of approximately $14 million, net of tax. This business is considered held for sale as of December 31, 2012.

TravelGuru—In July 2012, we completed the sale of two of our subsidiaries in India for $20 million of proceeds. D.V. Travels Guru Pvt. Ltd. offers a wide array of travel related services, and Desiya Online Distribution Pvt. Ltd. operates a hotel reservations system (collectively “TravelGuru”). Of the proceeds received, $14 million was paid for shares of D.V. Travels Guru Pvt. Ltd. and $6 million was for shares of Desiya Online Distribution Pvt. Ltd. We recorded a gain on the sale of approximately $11 million, net of taxes.

The operations of Zuji and TravelGuru represent Travelocity’s—Asia Pacific reporting unit. Following the disposition of Zuji, Travelocity will no longer have operations in the Asia Pacific region.

AllHotels—In July 2011, we discontinued the AllHotels line of business, a Travelocity business in the United States, which exclusively marketed hotels directly to consumers through the AllHotels.com website. In order to reduce the number of supported business platforms and processes, we no longer plan to provide a website with only hotel content directly to consumers in the United States. We impaired the AllHotels assets and the results of this business have been reclassified to discontinued operations in our consolidated financial statements. The impact was not significant to our consolidated financial statements.

Zuji Korea—Effective December 2010, we liquidated Travelocity’s operations in Korea and sold certain intangible assets to a third party. The decision was made to discontinue operating in this market in order to focus our efforts on other strategic markets where we have a greater foothold and are more closely aligned with our strategy. The impact was not significant to our consolidated financial statements.

Results of Discontinued Operations—We have reported the results of operations of Zuji, Travelocity Nordics, TravelGuru, AllHotels, and Zuji Korea as discontinued operations. Additionally, our results of discontinued operations for the year ended December 31, 2012 include $17 million for VAT tax assessments and related penalties and interest for our Secret Hotels 2 Limited (formerly Med Hotels Limited) entity which was discontinued in 2008 (see Note 21). The following table summarizes the results of our discontinued operations:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Revenue	$42,492	$48,997	$48,559
Cost of revenue	10,660	19,650	16,498
Selling, general and administrative	59,860	45,647	45,067
Depreciation and amortization	2,462	3,017	2,794

Operating loss	(30,490)	(19,317)	(15,800)
Other income (expense):
Interest expense, net	1,600	535	(35)
Loss on sale of businesses, net	(8,266)	—	—
Other, net	3,713	(4,106)	(1,019)

Total other expense, net	(2,953)	(3,571)	(1,054)

Loss from discontinuing operations before income taxes	(33,443)	(22,888)	(16,854)
Benefit for income taxes	(6,691)	(2,885)	541

Net loss from discontinued operations	$(26,752)	$(20,003)	$(17,395)

Dispositions

Sabre Pacific—On February 24, 2012, we completed the sale of our 51% stake in Sabre Australia Technologies I Pty Ltd (“Sabre Pacific”), an entity jointly owned by a subsidiary of Sabre (51%) and ABACUS International PTE Ltd (“Abacus”) (49%), to Abacus for $46 million of proceeds. Of the proceeds received, $9 million was for the sale of stock, $18 million represented the repayment of an intercompany note receivable from Sabre Pacific, which was entered into when the joint venture was originally established, and the remaining $19 million represented the settlement of operational intercompany receivable balances with Sabre Pacific and associated amounts we owed to Abacus. We recorded $25 million as gain on sale of business in our consolidated statements of operations. We have also entered into a license and distribution agreement with Sabre Pacific under which it will market, sub-license, distribute, provide access to and support for the Sabre GDS in Australia, New Zealand and surrounding territories. Sabre Pacific will pay us an ongoing transaction fee based on booking volumes under this agreement. As of December 31, 2011, the assets and liabilities of Sabre Pacific were classified as held for sale on our consolidated balance sheet.

5.    Available-for-sale Equity Securities

During the year ended December 31, 2012 we sold all of our investments in available-for-sale equity securities and recognized a negligible loss in our results of operations. The fair value of our available-for-sale equity securities recorded in other assets on our consolidated balance sheet was $6 million as of December 31, 2011. Related to these investments, we recorded a negligible loss in other comprehensive income as of December 31, 2011.

6.    Equity Method Investments

We have an investment in Abacus and have entered into a service agreement with them relative to data processing services, development labor and other services as requested. The primary revenue generated from Abacus is data processing fees associated with bookings on the Sabre GDS. In accordance with a data processing agreement signed in late 2012, Abacus prepaid for data processing fees which will be amortized over the term of the agreement. Development labor and ancillary services are provided upon request. Additionally, in accordance with an agreement with Abacus, we collect booking fees on behalf of Abacus and record a payable, or economic benefit transfer, to them for amounts collected but unremitted at any period end, net of any associated costs we incur.

For the year ended December 31, 2012, Abacus recorded an impairment of goodwill associated with its acquisition of Sabre Pacific, of which our share was $24 million.

Prior to 2012, we held an equity interest in Axess jointly with Abacus. We recorded an amount due to Abacus for its economic share of the equity interest. Our interest in Axess was sold in 2012.

The condensed consolidated financial information below has been presented in conformity with U.S. GAAP.

Abacus’ Condensed Consolidated Statements of Operations are as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Revenue	$320,069	$261,952	$239,663
Cost of sales	200,212	123,227	113,882
General and administrative costs	42,219	25,382	23,321
Other expenses	32,367	19,497	15,970

Operating income	45,271	93,846	86,490
Impairment losses, net	—	(3,057)	(8,988)
Gain on disposal of an associate	5,656	—	—
Impairment of goodwill	(65,809)	—	—
Other non-operating income	6,174	7,214	6,566

Income before taxes	(8,708)	98,003	84,068
Income tax expense	11,658	18,551	16,247

Net (loss) income	$(20,366)	$79,452	$67,821

Noncontrolling interest	130	103	329

Net (loss) income attributable to Abacus	$(20,496)	$79,349	$67,492

Abacus’ Condensed Consolidated Statements of Comprehensive Income are as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Net income (loss)	$(20,366)	$79,452	$67,821

Change in accumulated other comprehensive income (loss)	(9,379)	(3,588)	5,331

Comprehensive income (loss)	(29,745)	75,864	73,152
Less: Comprehensive loss attributable to noncontrolling interests	(76)	(81)	(347)

Comprehensive income (loss) attributable to Abacus	$(29,821)	$75,783	$72,805

Abacus’ Condensed Consolidated Balance Sheets are as follows:

	As of
	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Assets
Current assets
Cash and cash equivalents	$96,194	$176,805
Accounts receivable, net	51,746	42,943
Other receivables, net	53,219	34,246

Total current assets	201,159	253,994
Property and equipment, net	28,130	19,210
Goodwill and intangible assets, net	2,505	2,755
Other assets, net	46,788	72,566

Total assets	$278,582	$348,525

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$30,463	$14,963
Other accrued liabilities	91,270	89,438
Provision for taxation	48,277	46,735

Total current liabilities	170,010	151,136
Deferred income taxes	5,733	4,163
Stockholders’ equity
Share capital	56,580	56,580
Retained earnings	45,746	136,053
Noncontrolling interest	513	593

Total stockholders’ equity	102,839	193,226

Total liabilities and stockholders’ equity	$278,582	$348,525

Abacus’ Condensed Consolidated Statements of Cash Flows are as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Operating Activities
Cash provided by operating activities	$9,214	$48,833	$95,494
Investing Activities
Cash used in investing activities	(29,183)	(8,560)	(4,833)
Financing Activities
Dividends paid	(60,486)	(35,000)	(60,000)
Other financing activities	(156)	(109)	(106)

Cash used in financing activities	(60,642)	(35,109)	(60,106)
Increase (decrease) in cash and cash equivalents	(80,611)	5,164	30,555
Cash and cash equivalents at beginning of period	176,805	171,641	141,086

Cash and cash equivalents at end of period	$96,194	$176,805	$171,641

Our Related Party transactions with Abacus are summarized and presented in the table below.

	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Revenue earned from Abacus	$70,039	$51,196	$57,654

	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Receivable from Abacus	$7,729	$9,916
Payable to Abacus for Economic Benefit Transfer	(8,452)	(21,676)
Payable to Abacus for 25% equity in Axess—		(6,303)
Note payable to Abacus, including interest	—	(17,593)
Current deferred revenue related to Abacus data processing	(2,571)	—
Long-term deferred revenue related to Abacus data processing	(15,428)	—

Related party liability, net	$(18,722)	$(35,656)

7.    Property and Equipment, Net

Our property and equipment consists of the following items:

	As of
	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Buildings & leasehold improvements	$150,682	$170,396
Furniture, fixtures & equipment	24,333	24,443
Computer equipment	254,923	229,547
Internally developed software	588,125	430,559

	1,018,063	854,945
Accumulated depreciation and amortization	(608,365)	(428,088)

Property and equipment, net	$409,698	$426,857

In 2012, we recorded $52 million of impairment on Travelocity’s long-lived assets (see Note 8). We also recorded an impairment of $20 million for leasehold improvements associated with a corporate building that is not occupied and which we no longer anticipate being able to sublease to a third party before the end of the lease term.

8.    Goodwill and Intangible Assets

Impairment Assessments—We perform our annual assessment of possible impairment of goodwill and indefinite-lived intangible assets as of October 1, or more frequently if events and circumstances indicate that impairment may have occurred.

In the third quarter of 2012, certain competitors of Travelocity announced plans to move towards offering hotel customers a choice of payment options which could adversely affect hotel margins over time. Travelocity’s move to this new revenue model could additionally impact its working capital as it would collect less cash up front, reducing the existing supplier liability over time. We therefore initiated an impairment analysis as of September 30, 2012. The expected change in the competitive business environment and the resulting impact on our current projections of the discounted future cash flows led to a $58 million goodwill impairment in Travelocity—North America and a $5 million goodwill impairment in Travelocity—Europe which has been recorded in our results of operations.

In the fourth quarter of 2012, we continued to see further weakness in Travelocity’s business performance resulting in lower projected revenues and declining margins for Travelocity—North America and Europe thus requiring further impairment assessment as of December 31, 2012 of goodwill and long-lived intangible assets. We recorded an additional goodwill impairment charge for Travelocity Europe for $65 million and identified long-lived intangible assets were not deemed recoverable in both North America and Europe. As a result, we recorded impairments on long lived assets of $281 million for Travelocity—North America, of which $30 million pertained to internally developed software, $7 million pertained to computer equipment, $6 million related to capitalized implementation costs (see Note 2) and the remainder related to definite-lived intangible assets. We also recorded impairments of $154 million for Travelocity—Europe, of which $11 million pertained to internally developed software, $4 million pertained to computer equipment and the remainder related to definite lived intangible assets. The total impairment for Travelocity in 2012 was $564 million.

During 2011 and 2010, Travelocity was impacted by continued weakness in the macroeconomic environment. In 2011, we saw a decline in margins due to pressure in the industry driven by competitive pricing, reduced bookings and its resulting impact on our current projections of the discounted future cash flows. These factors led to an impairment charge of $173 million and $401 million for Travelocity North America for the year ended December 31, 2011 and 2010, respectively, and $12 million impairment charge for Travelocity Europe for the year ended December 31, 2011.

For the purposes of performing the impairment assessment in all periods, we determined that the lowest level of identifiable cash flows is at the reporting unit level for the primary asset in the asset group being the trade name Travelocity.com and lastminute.com related to Travelocity North America and Travelocity Europe, respectively. We used an income based valuation approach at the reporting unit level to fair value the asset group and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our long lived assets were the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment was required to select these inputs based on observed market data. Impairments related to continuing operations are recorded in “Impairment” in the consolidated statements of operations.

We believe the assumptions used to project future cash flows for the evaluations described above were reasonable. However, if future actual results do not meet our expectations, we may be required to record an additional impairment charge, the amount of which could be material to our results of operations.

There was no impairment charge on definitive-lived intangible assets in 2011 or 2010.

Goodwill—Changes in the carrying amount of goodwill during the year ended December 31, 2012 and December 31, 2011 are as follows:

	Continuing Operations				Discontinued Operations
	Travel Network	Airline and Hospitality Soltuions	Travelocity	Total	Gross	Accumulated Impairment	Total	Total Goodwill
	(Amounts in thousands)
Balance as of December 31, 2010	$1,834,034	$279,452	$494,644	$2,608,130	$59,616	$(39,573)	$20,043	$2,628,173
Acquired	4,018	3,747	3	7,768	—	—	—	7,768
Adjustments(1)	(10,313)	2,555	—	(7,758)	(1,064)	—	(1,064)	(8,822)
Impairment	—	—	(185,240)	(185,240)	—	—	—	(185,240)
Held for Sale	(14,524)	—	—	(14,524)	—	—	—	(14,524)

Balance as of December 31, 2011	1,813,215	285,754	309,407	2,408,376	58,552	(39,573)	18,979	2,427,355
Acquired	—	39,713	—	39,713	—	—	—	39,713
Adjustments(1)	(153)	22	—	(131)	595	—	595	464
Impairment	—	—	(128,708)	(128,708)	—	—	—	(128,708)
Held for Sale	—	—	—	—	—	—	—	—
Disposals	(578)	—	—	(578)	—	(7,420)	(7,420)	(7,998)

Balance as of December 31, 2012	$1,812,484	$325,489	$180,699	$2,318,672	$59,147	$(46,993)	$12,154	$2,330,826

(1)	Includes net foreign currency effects during the year.

Accumulated goodwill impairment charges totaled $1,247 million and $1,118 million as of December 31, 2012 and December 31, 2011, respectively. All accumulated goodwill impairment charges are associated with Travelocity.

Intangible Assets—The following table presents our goodwill and intangible assets at December 31, 2012 and 2011. The impairments discussed above have been reflected in the gross carrying amounts and accumulated amortization as of December 31, 2012 and 2011.

	December 31, 2012			December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Amounts in thousands)
Trademarks and brandnames	$888,591	$(542,355)	$346,236	$887,533	$(147,209)	$740,324
Acquired customer relationships	693,863	(407,331)	286,532	683,163	(343,179)	339,984
Purchased technology	468,389	(338,635)	129,754	403,115	(264,189)	138,926
Non-compete agreements	13,325	(12,390)	935	13,008	(10,830)	2,178
Acquired contracts, supplier and distributor agreements	25,600	(10,800)	14,800	25,600	(8,791)	16,809

Total intangible assets	$2,089,768	$(1,311,511)	$778,257	$2,012,419	$(774,198)	$1,238,221

Amortization expense relating to intangible assets subject to amortization totaled $159 million for each of the years ended December 31, 2012 and 2011 and $160 million for the year ended December 31, 2010. Estimated amortization expense relating to intangible assets subject to amortization for each of the five succeeding years and beyond is as follows (in thousands):

2013	$142,768
2014	105,291
2015	92,747
2016	92,768
2017	47,405
2018 and thereafter	297,278

Total	$778,257

9.    Balance Sheet Components

Other Receivables, Net

Other receivables consisted of the following:

	As of
	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Value added tax receivable(1)	$23,679	$58,274
Other	23,338	24,687

Other receivables, net	$47,017	$82,961

(1)	Net of reserves for uncollectability on VAT receivables of $37 million and $40 million, respectively.

Other Assets, Net

Other assets consisted of the following:

	As of
	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Capitalized implementation costs, net	$152,837	$102,459
Long term deferred income taxes	3,360	—
Deferred customer discounts	47,711	50,000
Deferred subscriber incentive payments	69,660	71,671
Other	82,985	75,493

Other assets, net	$356,553	$299,623

In 2012 we recorded an impairment of $6 million on Travelocity’s capitalized implementation costs (see Note 8).

10.    Pension and Other Postretirement Benefit Plans

We sponsor the Sabre Inc. 401(k) Savings Plan (“401(k) Plan”), which is a tax-qualified defined contribution plan that allows tax-deferred savings by eligible employees to provide funds for their retirement. We make a matching contribution equal to 100% of each pre-tax dollar contributed by the participant on the first 6% of eligible compensation. We have recorded expenses related to the 401(k) Plan of approximately $20 million, $17 million and $17 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We also sponsor personal pension plans for eligible staff at lastminute.com, a Travelocity entity. lastminute.com contributed 5% of eligible pay on behalf of these employees to the plan. We contributed and expensed approximately $1 million for each of the years December 31, 2012, 2011 and 2010.

Additionally, we sponsor the Sabre Inc. Legacy Pension Plan (“LPP”), which is a tax-qualified defined benefit pension plan for employees meeting certain eligibility requirements. The LPP was amended to freeze pension benefit accruals as of December 31, 2005, so that no additional pension benefits are accrued after that date. In April 2008, we amended the LPP to add a lump sum optional form of payment which participants may elect when their plan benefits commence. The effect of the amendment was to decrease the projected benefit obligation by $34 million, which is being amortized over 23.5 years, representing the weighted average of the lump sum benefit period and the life expectancy of all plan participants. We also sponsor a defined benefit pension plan for certain employees in Canada.

We provide retiree life insurance benefits to certain employees who retired prior to January 1, 2001, and we subsidize a portion of the cost of retiree medical benefits for certain retirees and eligible employees hired prior to October 1, 2000. In February 2009, we amended our retiree medical plan to reduce the subsidies received by participants by 20% per year over the next 5 years, with no further subsidies beginning January 1, 2014. The retiree medical plan will still be available to eligible employees with no further subsidies. This amendment resulted in $57 million of negative prior service cost recorded in other comprehensive income that is being amortized to operating expense over the remaining term through December 2013.

Pursuant to a Travel Privileges Agreement with American Airlines (“AMR”), we are entitled to purchase personal travel for certain retirees. Eligible employees were required to retire from the Company on or before June 30, 2008 to receive this benefit, unless they met the requirements to dual-retire from AMR and Sabre Holdings. These dual-retirees will receive these benefits upon retiring from Sabre Holdings. To pay for the provision of flight privileges for eligible retired employees, we make a lump-sum payment to AMR in the year the employees retire.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations, fair value of assets and the funded status as of December 31, 2012 and December 31, 2011:

	Pension Benefits		Other Benefits
	2012	2011	2012	2011
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at January 1	$(381,506)	$(357,151)	$(5,723)	$(10,151)
Service cost	—	—	—	(1)
Interest cost	(19,744)	(20,447)	(91)	(176)
Actuarial gains (losses), net	(59,434)	(25,078)	(100)	1,973
Benefits paid	19,932	21,170	2,869	2,632

Benefit obligation at December 31	$(440,752)	$(381,506)	$(3,045)	$(5,723)

Change in plan assets:
Fair value of assets at January 1	$293,255	$289,771	$—	$—
Actual return on plan assets	41,143	15,348	—	—
Employer contributions	20,235	9,306	2,869	2,632
Benefits paid	(19,932)	(21,170)	(2,869)	(2,632)

Fair value of assets at December 31	$334,701	$293,255	$—	$—

Funded status at December 31	$(106,051)	$(88,251)	$(3,045)	$(5,723)

The cumulative amounts recognized in the consolidated balance sheets as of December 31, 2012 and December 31, 2011, consist of:

	Pension Benefits		Other Benefits		Total
	December 31,		December 31,		December 31,
	2012	2011	2012	2011	2012	2011
	(Amounts in thousands)
Current liabilities	$—	$—	$(1,913)	$(2,738)	$(1,913)	$(2,738)
Non current liabilities	(106,051)	(88,251)	(1,132)	(2,985)	(107,183)	(91,236)

Total	$(106,051)	$(88,251)	$(3,045)	$(5,723)	$(109,096)	$(93,974)

The current and noncurrent liabilities are presented in Other accrued liabilities and Other noncurrent liabilities, respectively, in the consolidated balance sheets.

The amounts recognized in Accumulated other comprehensive income (loss), net of deferred taxes, as of December 31, 2012 and December 31, 2011 consists of:

	Pension Benefits		Other Benefits		Total
	December 31,		December 31,		December 31,
	2012	2011	2012	2011	2012	2011
	(Amounts in thousands)
Net actuarial loss (gain)	$113,697	$88,909	$(2,589)	$(3,107)	$111,108	$85,802
Prior service credit	(17,008)	(17,926)	(7,941)	(15,238)	(24,949)	(33,164)

Accumulated other comprehensive income	$96,689	$70,983	$(10,530)	$(18,345)	$86,159	$52,638

The discount rate used in the measurement of our benefit obligations as of December 31, 2012 and December 31, 2011 is as follows:

	Pension Benefits		Other Benefits
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Weighted-average assumptions
Discount rate	4.19%	5.32%	2.07%	2.12%

Due to the freeze of pension benefit accruals under the LPP as of December 31, 2005, no assumption for future rate of compensation increase is necessary.

The following table provides the components of net periodic benefit costs associated with our pension and other postretirement benefit plans for the years ended December 31, 2012, 2011 and 2010:

	Year Ended
Pension Benefits	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Interest cost	$19,744	$20,447	$20,539
Expected return on plan assets	(24,323)	(23,820)	(24,942)
Amortization of prior service credit	(1,432)	(1,432)	(1,432)
Amortization of actuarial loss	4,269	2,195	711

Net benefit	$(1,742)	$(2,610)	$(5,124)

	Year Ended
Other Benefits	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Service cost	$—	$1	$3
Interest cost	91	176	311
Amortization of prior service credit	(11,397)	(11,397)	(11,397)
Amortization of actuarial gain	(1,929)	(745)	(222)

Net benefit	$(13,235)	$(11,965)	$(11,305)

	Pension Benefits		Other Benefits
Obligations Recognized in Other Comprehensive Income	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Net actuarial (gain) loss	$42,614	$33,550	$187	$(1,964)
Amortization of actuarial gain (loss)	(4,269)	(2,195)	1,929	745
Amortization of prior service credit	1,432	1,432	11,397	11,397
Total recognized in other comprehensive income	39,777	32,787	13,513	10,178

Total recognized in net periodic benfit cost and other comprehensive income	$38,035	$30,177	$278	$(1,787)

We estimate that $1 million of prior service credit and actuarial loss for the defined benefit pension plans will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013. Additionally, we estimate that $14 million of prior service credit and actuarial gain for the other postretirement benefit plans will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013.

Income related to pensions and other postretirement benefits totaled approximately $15 million, $15 million and $16 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The principal assumptions used in the measurement of our net benefit costs for the three years ended December 31, 2012, 2011 and 2010 are as follows:

	Pension Benefits			Other Benefits
	2012	2011	2010	2012	2011	2010
Discount rate	5.32%	5.88%	6.09%	2.32%	2.69%	2.85%
Expected return on plan assets	7.75%	7.75%	7.75%	—	—	—

Due to a cap on our retiree medical plan cost, a one-percentage point change in the assumed health care cost trend rates would not have a significant impact on service and interest cost or on our postretirement benefit obligation as of December 31, 2012 and December 31, 2011.

Our overall investment strategy for the LPP is to provide and maintain sufficient assets to meet pension obligations both as an ongoing business, as well as in the event of termination, at the lowest cost consistent with prudent investment management, actuarial circumstances, and economic risk, while minimizing the earnings impact. Diversification is provided by using an asset allocation primarily between equity and debt securities in proportions expected to provide opportunities for reasonable long-term returns with acceptable levels of investment risk. Fair values of the applicable assets are determined as follows:

Mutual Fund—The fair value of our mutual funds was estimated by using market quotes as of the last day of the period.

Common Collective Trusts—The fair value of our common collective trusts was estimated by using market quotes as of the last day of the period, quoted prices for similar securities and quoted prices in non-active markets.

Real Estate—The fair value of real estate was estimated by using property appraisals conducted annually by independent appraisal firms. The annual appraisals are adjusted as necessary for interim capital expenditures.

The basis for the selected target asset allocation included consideration of the demographic profile of plan participants, expected future benefit obligations and payments, projected funded status of the plan and other factors. The target allocations for LPP assets are 25% U.S. equities, 25% non-U.S. equities, 43% long duration fixed income, 5% real estate and 2% cash equivalents. It is recognized that the investment management of the LPP assets has a direct effect on the achievement of its goal. As defined in Note 14, the following table presents the fair value of the LPP assets:

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(Amounts in thousands)
Mutual funds:
Foreign large value	$43,183	$—	$—	$43,183
Large blend	40,944	—	—	40,944
Large growth	20,790	—	—	20,790
Money market	4,474	—	—	4,474
Common collective trusts:
Fixed income securities	—	142,186	—	142,186
Foreign equity securities	—	43,429	—	43,429
U.S. equity securities	—	20,207	—	20,207
Real estate	—	—	19,488	19,488

Total assets at fair value	$109,391	$205,822	$19,488	$334,701

The following table provides a rollforward of plan assets valued using significant unobservable inputs (level 3), in thousands:

Real Estate
Beginning balance at December 31, 2010	$15,494
Contributions	694
Net distributions	(254)
Advisory fee	(170)
Net investment income	470
Change in unrealized gain (loss)	1,539
Net realized gain (loss)	(18)

Ending balance at December 31, 2011	$17,755

Contributions	265
Net distributions	(265)
Advisory fee	(200)
Net investment income	961
Change in unrealized gain (loss)	936
Net realized gain (loss)	36

Ending balance at December 31, 2012	$19,488

We contributed $20 million to fund the LPP during the year ended December 31, 2012 and made $9 million in contributions to fund the LPP during the year ended December 31, 2011. Annual contributions to our defined benefit pension plans in the United States and Canada are based on several factors that may vary from year to year. Our funding practice with respect to the LPP is to contribute the minimum required contribution as defined by law while also maintaining an 80% funded status as defined by the Pension Protection Act of 2006. Thus, past contributions are not always indicative of future contributions. Based on current assumptions, we expect to make $3 million in contributions to our defined benefit pension plans in 2013.

The expected long-term rate of return on plan assets for each measurement date was selected after giving consideration to historical returns on plan assets, assessments of expected long-term inflation and market returns for each asset class and the target asset allocation strategy. We do not anticipate the return of any plan assets to us in 2013.

We expect to make the following estimated future benefit payments under the plans as follows (in thousands):

	Pension	Other Benefits
2013	$24,000	$1,000
2014	24,000	1,000
2015	26,000	—
2016	26,000	—
2017	29,000	—
2018-2022	144,000	—

11.    Income Taxes

The components of pre-tax income, generally based on the jurisdiction of the legal entity, were as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Components of pre-tax income
Domestic	$(1,077,917)	$(42,530)	$(195,429)
Foreign	231,817	16,351	(50,259)

	$(846,100)	$(26,179)	$(245,688)

The Company’s domestic pre-tax income decreased significantly in 2012 due to the pre-tax impact of the litigation settlement with AMR (see Note 21), impairment charges (see Note 8) and the write-off of intercompany debt. The Company’s foreign pre-tax income increased significantly in 2012 due to the pre-tax impact of cancellation of intercompany debt income partially offset by impairment charges.

The provision for income taxes relating to continuing operations consists of the following:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Current portion:
Federal	$7,383	$579	$4,627
State and Local	6,757	2,772	2,392
Non U.S.	23,062	18,813	12,828

Total current	37,202	22,164	19,847

Deferred portion:
Federal	(231,531)	30,780	51,864
State and Local	(10,364)	889	(2,192)
Non U.S.	2,514	2,740	632

Total deferred	(239,381)	34,409	50,304

Total (benefit) provision for income taxes	$(202,179)	$56,573	$70,151

The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Income tax provision at statutory federal income tax rate	$(296,138)	$(9,163)	$(85,991)
State income taxes, net of federal benefit	5,712	2,399	(145)
Impact of non U.S. taxing jurisdictions, net	3,361	(2,934)	16,574
Goodwill impairment	28,630	64,203	138,351
Impact of sale of business	(15,209)	—	—
Write off of Intercompany Debt	(9,703)	—	—
Tax loss attributable to non controlling interest	19,694	2,570	4,031
Valuation allowance	59,358	—	—
Other, net	2,116	(502)	(2,669)

Total (benefit) provision for income taxes	$(202,179)	$56,573	$70,151

The components of our deferred tax assets and liabilities were as follows:

	December 31, 2012	December 31, 2011
	(Amounts in thousands)
Deferred tax assets:
Accrued expenses	$91,409	$32,741
Employee benefits other than pension	1,815	1,379
Deferred revenue	61,041	5,931
Pension obligations	38,324	25,201
Net operating loss carryforwards	710,112	330,300
Non-compensatory options	—	2,059
Non U.S. operations	8,735	—
Unrealized gains and losses	9,414	17,613
Subscriber incentives	411	1,573
Tax credit carryforwards	11,946	10,771
TVL Common suspended loss	23,350	—
Other	30,386	15,235

Total deferred tax assets	986,943	442,803
Deferred tax liabilities:
Non U.S. operations	—	(1,055)
Depreciation and amortization	(4,200)	(20,859)
Internally developed software	(148,777)	(117,558)
Intangible assets	(112,940)	(289,264)
Write off of Intercompany Debt	(416,774)	—
Currency translation adjustment	(9,244)	(8,222)

Total deferred tax liabilities	(691,935)	(436,958)
Valuation allowance	(268,406)	(227,441)

Net deferred tax asset (liability)	$26,602	$(221,596)

We pay United States (“U.S.”) income taxes on the earnings of non-U.S. subsidiaries unless the subsidiaries’ earnings are considered permanently reinvested outside the United States. To the extent that the non-U.S. earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any non-U.S. income taxes paid on these earnings. As of December 31, 2012, no provision has been made for the United States federal and state income taxes on certain outside basis differences, which primarily relate to accumulated un-repatriated foreign earnings of approximately $181 million. It is not practical to estimate the unrecognized deferred tax liability for these earnings, as this liability is dependent upon future tax planning strategies.

As of December 31, 2012, we had U.S. federal net operating loss carryforwards (“NOLs”) of approximately $1.6 billion, which will expire between 2020 and 2032 and research tax credit carryforwards of approximately $10 million, which will expire between 2019 and 2032. Additionally, we have a $2 million Alternative Minimum Tax (“AMT”) credit carryforward that does not expire. Approximately $42 million of NOLs and $1 million of research tax credit carryforwards are subject to an annual limitation on their ability to be utilized under Section 382 of the Code. We fully expect that Section 382 will not limit our ability to fully realize the benefit. In addition, approximately $81 million is subject to an annual limitation under Section 1502 of the Code. In addition, we had $180 million of deferred tax assets for NOL carryforwards related to certain non-U.S. taxing jurisdictions that are primarily from countries with indefinite carryforward periods.

We regularly review our deferred tax assets for recoverability and a valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. In assessing the need for a valuation allowance for our deferred tax assets, we considered all available positive and negative evidence, including our ability to carry back operating losses to prior periods, the reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. In assessing the need for a valuation allowance against our U.S. deferred tax assets, we also gave specific consideration to goodwill and intangible impairment charges recorded in the last three years (see Note 8) and the charges for the settlement of the litigation with AMR (see Note 21). Considering these factors, we established a valuation allowance of approximately $59 million against our U.S. deferred tax assets as of December 31, 2012. In addition, we have an allowance on the U.S. deferred tax assets of TVL Common, Inc. that was merged into our capital structure on December 31, 2012 of $32 million and on the non-U.S. deferred tax assets of our lastminute.com subsidiaries of $177 million and $227 million as of December 31, 2012 and 2011, respectively. We reassess these assumptions regularly which could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, and could materially impact our results of operations.

It is our policy to recognize penalties and interest accrued related to income taxes as a component of the provision (benefit) for income taxes. During the years ended December 31, 2012, 2011, and 2010, we recognized an expense of a negligible amount, a benefit of $1 million, and a benefit of $2 million, respectively. As of December 31, 2012 and 2011, we had cumulative accrued interest and penalties of approximately $1 million and a negligible amount, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Balance at beginning of the year	$39,080	$38,072	$32,425
Additions for tax positions taken in the current year	16,367	3,016	6,059
Additions for tax positions of prior years	3,584	1,050	6,776
Reductions for tax positions of prior years	(3,113)	(1,691)	(429)
Reductions for tax positions of expired statute of limitations	(1,902)	(1,367)	(560)
Settlements	—	—	(6,199)

Balance at end of the year	$54,016	$39,080	$38,072

All of our unrecognized tax benefits at both December 31, 2012 and 2011, would affect the effective tax rate, if recognized.

We are subject to U.S. federal income tax as well as income tax of multiple state, local, and non-U.S. jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. During 2010, the Internal Revenue Service (“IRS”) completed its audit of the 2004-2006 U.S. federal income tax returns. All matters were settled and we are waiting for a refund to be approved by the Joint Committee of Congress.

The U.S. federal statute of limitations is closed for years prior to 2007. With few exceptions, we are no longer subject to state, local, or non-U.S. income tax examinations by tax authorities for years prior to 2007.

The Company believes that it is reasonably possible that $9 million in unrecognized tax benefits may be resolved in the next twelve months.

12.    Debt

The following table sets forth our outstanding debt:

	Rate	Maturity	December 31, 2012	December 31, 2011
			(Amounts in thousands)
Senior secured credit facility:
Initial term loan facility	L+2.00%	September 2014	$238,335	$2,071,788
Initial term loan facility	L+5.75%	September 2014	—	800,000
First extended term loan facility	L+5.75%	September 2017	1,162,622	—
Second extended term loan facility	L+5.75%	December 2017	401,515	—
Incremental term loan facility	7.250%	December 2017	370,536	—
$216 million revolving credit facility	L+2.00%	March 2013	—	82,000
$284 million revolving credit facility	L+4.50%	September 2016	—	—
Senior unsecured notes due 2016	8.350%	March 2016	385,099	381,267
Senior secured notes due 2019	8.500%	May 2019	801,712	—
Mortgage facility	5.800%	March 2017	84,340	85,000

Total debt			$3,444,159	$3,420,055

Current portion of debt			23,232	112,150
Long-term debt			3,420,927	3,307,905

Total debt			$3,444,159	$3,420,055

Senior Secured Credit Facility

On March 30, 2007, Sabre Inc. entered into a senior secured credit facility (“Credit Agreement”). The Credit Agreement is comprised of an aggregate of $3,515 million of senior secured financing consisting of: (i) $3,015 million in aggregate principal amount of term loans; (ii) a revolving credit facility denominated in U.S. dollars with a maximum borrowing limit of $200 million; and (iii) a revolving credit facility denominated in currencies other than U.S. dollars with a maximum borrowing limit of $300 million. The Credit Agreement includes up to $400 million of letter of credit financings under the revolving credit facility that is denominated in U.S. dollars. The term loan expires in September 2014 and the revolving credit facilities expire in March 2013.

On February 28, 2012, we entered into an agreement to amend and restate our existing Credit Agreement. We also entered into a term facility agreement to extend the maturity date of $1,175 million of debt under the existing term loans to September 30, 2017. On March 2, 2012, we entered into a revolving credit facility agreement, or First Extended Revolving Credit Facility, to extend the maturity date of $251 million of the existing revolving credit facility to September 30, 2016. The extended facilities include an accelerated maturity of December 15, 2015 for the revolving credit facility and the term loan in the event that our leverage ratio exceeds 4.50 and we do not refinance, extend or pay in full the 2016 Notes on or prior to December 15, 2015.

On May 9, 2012, we extended the maturity date of an additional $679 million of term loan debt under the Credit Agreement to December 29, 2017. In conjunction, we paid down 40% of the extended loans, or $272 million, with proceeds from the 2019 Notes described below, resulting in a term facility commitment of $407 million. In May 2012, we also extended the maturity on $33 million of revolving credit facility resulting in an increase to the First Extended Revolving Credit Facility to $284 million.

The maturities and provisions associated with unextended portions of term and revolving credit facilities remain unchanged under the amended and restated agreement.

On August 15, 2012, we entered into an incremental term loan agreement, or Incremental Term Facility, with a face value of $375 million and total net proceeds of $371 million under the Credit Agreement. We utilized $366 million of the proceeds to pay down a portion of the existing Term Facility while the remainder was used for fees and premiums associated with the financing. The Incremental Term Facility matures on December 29, 2017, and includes a 1% premium for certain optional prepayments during the first year. The Incremental Term Facility currently bears interest at a rate equal to the LIBOR rate, subject to a 1.25% floor, plus 6.00% per annum. Alternatively, we also have the option to utilize the federal funds rate plus 0.5% or the prime rate, whichever is higher, subject to a 2.25% floor, plus 5.00% per annum. The Incremental Term Facility includes a provision for increases in interest rates to maintain a difference of not more than 25 basis points relative to future term loan extensions or refinancing of amounts under the Credit Agreement.

Sabre Inc.’s obligations under the Credit Agreement are guaranteed by Sabre Holdings and each of Sabre Inc.’s wholly-owned material domestic subsidiaries, except unrestricted subsidiaries. We refer to these guarantors together with Sabre Inc., as the Loan Parties. The Credit Agreement is secured by (i) a first priority security interest on the equity interests in Sabre Inc. and each other Loan Party that is a direct subsidiary of Sabre Inc. or another Loan Party, (ii) 65% of the issued and outstanding voting (and 100% of the non-voting) equity interests of each wholly-owned material foreign subsidiary of Sabre Inc. that is a direct subsidiary of Sabre Inc. or another Loan Party, and (iii) a blanket lien on substantially all of the tangible and intangible assets of the Loan Parties.

We are required to pay down 0.25% of the $3,015 million borrowing under the term loan at the end of each fiscal quarter, which is approximately $30 million annually, commencing September 30, 2007. Quarterly payments on the incremental term loan began in December 2012. Scheduled installments of principal on the term loan totaling $26 million and $30 million were paid in 2012 and 2011, respectively. This reduced the outstanding term loan balance to $2,177 million for the year ended December 31, 2012.

We are also required to pay down the term loan by an amount equal to 50% of excess cash flow, as defined by the Credit Agreement, each fiscal year end after our annual consolidated financial statements are delivered. This percentage may decrease if certain leverage ratios are achieved. In the first quarter of 2011 we were required to pay down the term loan by an amount equal to 25% of excess cash flow, as defined by the Credit Agreement, which resulted in a prepayment of $30 million. This prepayment is also applied toward the quarterly scheduled installments of principal on the term loan discussed above, which aggregate to $30 million for 2011. No excess cash flow payment was required in the first quarter of 2012 and, due to the amendment and restatement agreement we entered into subsequent to the date of these financial statements, no excess cash flow payment will be required in the first quarter of 2013. Additionally, we are required to pay down the term loan with proceeds from certain asset sales or borrowings as defined by the Credit Agreement. We may repay the indebtedness under the Credit Agreement at any time prior to the maturity dates without penalty.

The interest rate on this indebtedness is based on London Interbank Offered Rate (“LIBOR” or “L”) plus a base margin which was reset to LIBOR plus 2.00% in March 2010 based on the achievement of certain leverage ratios. As a result of the amended and restated credit agreements entered into on February 28, 2012, and May 9, 2012, the interest rate on these borrowings increased from 2.00% margin to 5.75% margin for $1,564 million of our outstanding term loan as of December 31, 2012. The $371 million of our outstanding incremental term loan that was entered into on August 15, 2012, bears interest at a rate equal to LIBOR, subject to a 1.25% floor, plus 6.00% per annum or, with a provision for increases in interest rates to maintain a difference of not more than 25 basis points relative to future term loan extensions or refinancing of amounts under the Credit Agreement. The remaining $238 million of our term loan is subject to the 2.00% margin. We have elected the one-month LIBOR as the floating interest rate on all $2,173 million of our outstanding term loan. Interest payments are due on the last day of each month. Interest on the outstanding loan is subject to interest rate swaps (see Note 13, “Derivatives”).

We capitalized $94 million in costs related to the issuance of the Credit Agreement in 2007, $21 million in costs related to the First Extended Revolving Credit Facility, $3 million related to the Second Extended Revolving Credit Facility in 2012, and $6 million related to the Incremental Term Facility. These costs are being amortized to interest expense over the Credit Agreement maturity period. Additionally, we expensed $10 million of issuance costs due to payments made on debt balances in May 2012 and August 2012 accelerating amortization of the related debt issuance costs. Excluding this accelerated amortization due to the payments, our effective interest rates were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Including the impact of interest rate swaps	6.24%	4.31%	4.70%
Excluding the impact of interest rate swaps	5.27%	2.72%	2.80%

As of December 31, 2012, we had no outstanding balance on the revolving credit facility. As of December 31, 2011 we had an outstanding balance on the revolving credit facility of $82 million and no outstanding balance as of December 31, 2010. As of December 31, 2012, we had outstanding letters of credit totaling $114 million of which $112 million reduces our overall credit capacity under the revolving credit facility and $2 million is collateralized with restricted cash.

Under the Credit Agreement, the revolver is subject to certain covenants including a maximum Senior Secured Leverage Ratio. This ratio is calculated as Senior Secured Debt (net of cash) to EBITDA as defined by the Credit Agreement. The definition of EBITDA is based on a trailing twelve months EBITDA adjusted for certain items including non-recurring expenses and the pro forma impact of cost saving initiatives. As of December 31, 2012, we are in compliance with all covenants under the Credit Agreement.

On February 19, 2013 we entered into an amendment and restatement agreement to our existing senior secured credit facilities.

Publicly Issued Senior Unsecured Notes

In March 2006, we issued $400 million in 2016 Notes, bearing interest at a rate of 6.35% and maturing March 15, 2016, in an underwritten public offering resulting in net cash proceeds after expenses of approximately $397 million. The 2016 Notes include certain non-financial covenants, including restrictions on incurring certain types of debt or entering into certain sale and leaseback transactions. We used all of the net proceeds plus available cash and cash equivalents and marketable securities to prepay $400 million of a bridge facility used to finance the acquisition of our subsidiary lastminute.com. Under the terms of the 2016 Notes, we paid $29 million in interest charges in 2007 and are obligated to pay $34 million per year afterwards until 2016. Interest payments are due in March and September each year. The interest rate payable on the 2016 Notes increased to 8.35% effective March 16, 2007 due to a credit rating decline resulting from the acquisition of Sabre Holdings. As of December 31, 2012, we are in compliance with all covenants under the indenture for the 2016 Notes.

In August 2001, we issued $400 million in 2011 Notes, bearing interest at a rate of 7.35% and maturing August 1, 2011, in an underwritten public offering resulting in net cash proceeds to us of approximately $397 million. The interest payments were due in February and August each year. The 2011 Notes included certain non-financial covenants, including restrictions on incurring certain types of debt or entering into certain sale and leaseback transactions. In April 2009, we reduced our debt obligations by $76 million for the 2011 Notes. During the quarter ended September 30, 2011, we paid down the remaining $324 million of principal and $12 million of accrued interest on our unsecured notes which matured on August 1, 2011.

On March 31, 2007, in connection with the acquisition of Sabre Corporation, we terminated the reporting obligations of our 2011 Notes and 2016 Notes under Section 12(g) of the Securities Exchange Act of 1934, as amended, by providing a guarantee of the 2011 Notes and 2016 Notes by Sabre Inc.

Senior Secured Notes

On May 9, 2012, Sabre Inc. issued $400 million in senior secured notes bearing interest at a rate of 8.50% and maturing on May 15, 2019, pursuant to Rule 144A under the Securities Act of 1933, as amended, (“Securities Act”) resulting in net proceeds of approximately $390 million after capitalized expenses of $3 million. On September 20, 2012, Sabre Inc. issued an additional $400 million in senior secured notes under the indenture dated May 9, 2012 pursuant to Rule 144A under the Securities Act resulting in net proceeds of approximately $407 million after capitalized expenses of $2 million. The May 9, 2012 and September 20, 2012 offerings (collectively “2019 Notes”) include certain non-financial covenants, including restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends. These covenants are similar in nature to those existing on the Credit Facility. The 2019 Notes have not and will not be registered under the Securities Act.

The total face value of the 2019 Notes is $800 million and total net proceeds were $797 million. We used $679 million of the net proceeds to pay off certain lenders under our senior secured credit facility (see “—Senior Secured Credit Facility”), and retained the remainder for general corporate purposes. A portion of the retained funds was subsequently used for funding the acquisition of PRISM (see Note 3, “Acquisitions”).

Interest is calculated from the date of the original issuance, or May 9, 2012, on the 2019 Notes. We are obligated to pay $68 million in interest per year until 2019. Payments are due in May and November each year. Additionally, capitalized costs related to these transactions are being amortized to interest expense over the 2019 Notes maturity period.

Mortgage Facility

On March 29, 2007, we purchased the buildings, land and furniture and fixtures located at our headquarter facilities in Southlake, Texas, which were previously financed under a capital lease facility. The total purchase price of the assets was $104 million. The purchase was financed through $85 million raised by a mortgage facility that we entered into and $19 million from cash on hand. The $85 million mortgage facility carries an interest rate of 5.8% and is secured by the headquarters building which had a net book value of $80 million as of December 31, 2012. Payments made through March 1, 2012 were applied to accrued interest only. Subsequent to that date, payments are also applied to the principal balance of the facility. Payments are due on the first business day of each month. The facility matures on March 1, 2017 and all unpaid principal will be due at that time. As of December 31, 2012 we are in compliance with all covenants set forth in the facility agreement.

Note Payable to a Joint Venture Partner

On March 31, 2002 we entered into a promissory note with one of our joint venture partners. The note carried an interest rate of 8.0% and matured on March 31, 2012, having a zero balance as of December 31, 2012. As of December 31, 2011 the carrying value of this note was $18 million and was classified as a current liability held for sale on our consolidated balance sheet.

13.    Derivatives

Hedging Objectives—We are exposed to certain risks relating to ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange rate risk and interest rate risk. Forward contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on operational exposure denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with our floating-rate borrowings. In accordance with authoritative guidance on accounting for derivatives and hedging, we designate foreign currency forward contracts as cash flow hedges on operational exposure and interest rate swaps as cash flow hedges of floating-rate borrowings.

Cash Flow Hedging Strategy—For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (ineffective portion) or hedge components excluded from the assessment of effectiveness, are recognized in the Consolidated Statements of Operations during the current period.

To protect against the reduction in value of forecasted foreign currency cash flows resulting from export sales over the next year, we have instituted a foreign currency cash flow hedging program. We hedge portions of our expenses denominated in foreign currencies with forward contracts. When the dollar strengthens significantly against the foreign currencies, the decline in present value of future foreign currency revenue is offset by gains in the fair value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by losses in the fair value of the forward contracts.

We have entered into interest rate swap agreements to manage interest rate risk exposure. The interest rate swap agreements utilized effectively modify our exposure to interest rate risk by converting floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense and net earnings. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Forward Contracts—In order to hedge our operational exposure to foreign currency movements, we are a party to certain foreign currency forward contracts that extend until December 3, 2013. We have designated these instruments as cash flow hedges. No hedging ineffectiveness was recorded in earnings relating to the forwards during the years ended December 31, 2012, 2011, or 2010. As the outstanding contracts settle, it is estimated that $2 million in gains will be reclassified from other comprehensive income (loss) to earnings. We have also entered into short-term forward contracts to hedge a portion of our foreign currency exposure related to travel supplier liability payments. As part of our risk management strategy, these derivatives were not designated for hedge accounting at inception; therefore, the change in fair value of these contracts is recorded in our consolidated statements of operations.

As of December 31, 2012 and 2011, we had the following unsettled purchased foreign currency forward contracts that were entered into to hedge our operational exposure to foreign currency movements:

	December 31, 2012 Outstanding Notional Amount
	(Amounts in thousands, excluding weighted-average contract rates)
Foreign Currency	Currency Denomination	Foreign Amount	USD Amount	Weighted- Average Contract Rate
Australian Dollar	AUD	4,400	$4,433	1.0074
Euro	EUR	20,005	26,168	1.3081
British Pound Sterling	GBP	15,850	25,418	1.6036
Indian Rupee	INR	1,236,000	21,899	0.0177
Polish Zloty	PLN	158,450	48,503	0.3061

	December 31, 2011 Outstanding Notional Amount
	(Amounts in thousands, excluding weighted-average contract rates)
Foreign Currency	Currency Denomination	Foreign Amount	USD Amount	Weighted- Average Contract Rate
Australian Dollar	AUD	3,900	$3,854	0.9883
Euro	EUR	14,025	19,589	1.3967
British Pound Sterling	GBP	11,650	18,513	1.5891
Indian Rupee	INR	800,100	16,335	0.0204
Polish Zloty	PLN	113,392	35,366	0.3119

Interest Rate Swap Contracts—During April 2007, in connection with our Senior Secured Debt (see Note 12) with a three-month LIBOR as the floating interest rate, we entered into six interest rate swaps. Under the terms of the swaps, the interest rate payments and receipts are quarterly on the last day of January, April, July and October. The reset dates on the swaps are also the last day of January, April, July and October each year until maturity.

The table below includes the outstanding and matured interest rate swaps relevant to the years ended December 31, 2012 and 2011:

	Notional Amount	Interest Rate Received	Interest Rate Paid	Effective Date	Maturity Date
Outstanding:
	$400 million	1 month LIBOR	2.03%	July 29, 2011	September 30, 2014
	$350 million	1 month LIBOR	2.51%	April 30. 2012	September 30, 2014

	$750 million

Matured:
	$800 million	3 month LIBOR	5.04%	April 30, 2007	April 30, 2012
	$350 million	3 month LIBOR	4.99%	April 30, 2007	April 30, 2011
	$125 million	3 month LIBOR	5.04%	April 30, 2007	April 28, 2011
	$125 million	3 month LIBOR	5.03%	April 30, 2007	April 28, 2011

	$1,400 million

The objective of the swaps is to hedge the interest payments associated with floating-rate liabilities on the notional amounts of our Senior Secured Debt as summarized above. The effectiveness of the swaps is periodically assessed throughout the life of the swaps using the “hypothetical derivative method.” The hypothetical swap has terms that identically match the terms of the floating rate liability, and is therefore presumed to perfectly offset the hedged cash flows. We review the critical terms of the swaps and the hedged instrument quarterly to validate that the terms continue to match and that there has been no deterioration in the creditworthiness of the counterparties. Hedge ineffectiveness is calculated quarterly based upon the excess of the cumulative change in the fair value of the actual swap over the cumulative change in the fair value of the “perfect” hypothetical swap. The amount of ineffectiveness, if any, is recorded in earnings. For the years ended December 31, 2012, 2011 and 2010 no hedge ineffectiveness has been incurred. Because these interest rate swaps are cash flow hedges, changes in the fair value of the swaps are recognized as an asset or liability and a component of other comprehensive income (loss) in each reporting period. As the outstanding contracts settle, it is estimated that $16 million in losses will be reclassified from other comprehensive income (loss) to earnings over the next twelve months.

On February 19, 2013 we entered into an amendment and restatement agreement to our existing senior secured credit facilities.

The estimated fair values of our derivatives as of December 31, 2012 and 2011 are provided below:

	Derivative Assets (Liabilities)
		Fair Value
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2012	December 31, 2011
		(Amounts in thousands)
Foreign exchange contracts	Prepaid expenses	$2,568	$—
	Other accrued liabilities	—	(6,711)
Interest rate swaps	Other accrued liabilities	(15,111)	(28,313)
	Other noncurrent liabilities	(10,461)	(15,909)

Total		$(23,004)	$(50,933)

The estimated fair value of our foreign exchange contracts not designated as hedging instruments are negligible assets recorded in other assets as of December 31, 2012 and 2011 on the consolidated balance sheets. See “—Forward Contracts” for additional information on our purpose for entering into derivatives not designated as hedging instruments and our overall risk management strategies.

The effects of derivative instruments, net of taxes, on other comprehensive income (loss) (“OCI”) for the years ended December 31, 2012, 2011 and 2010 are provided below:

	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Foreign exchange contracts	$10,373	$(17,593)	$5,888
Interest rate swaps	27,888	34,408	54,284

Total	$38,261	$16,815	$60,172

Derivatives Not Designated as Hedging Instruments(1)		Amount of Gain (Loss) Recognized in Income on Derivative
		Year Ended
	Location	December 31, 2012	December 31, 2011	December 31, 2010
		(Amounts in thousands)
Foreign exchange contracts	Cost of revenue	$56	$301	$(799)

Total		$56	$301	$(799)

		Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships		Year Ended
	Location	December 31, 2012	December 31, 2011	December 31, 2010
		(Amounts in thousands)
Foreign exchange contracts	Cost of revenue	$(2,890)	$8,508	$(2,038)
Interest rate swaps	Interest expense	(15,906)	(29,250)	(35,329)

Total		$(18,796)	$(20,742)	$(37,367)

(1)	See Forward Contracts for additional information on our purpose for entering into derivatives not designated as hedging instruments and our overall risk management strategies.

14.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for that asset or liability. Guidance on fair value measurements and disclosures establishes a valuation hierarchy for disclosure of inputs used in measuring fair value defined as follows:

Level 1—	Inputs are unadjusted quoted prices that are available in active markets for identical assets or liabilities.

Level 2—	Inputs include quoted prices for similar assets and liabilities in active markets and quoted prices in non-active markets, inputs other than quoted prices that are observable, and inputs that are not directly observable, but are corroborated by observable market data.

Level 3—	Inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment.

A financial asset’s or liability’s classification within the hierarchy is determined based on the least reliable level of input that is significant to the fair value measurement. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We also consider the counterparty and our own non-performance risk in our assessment of fair value.

Fair values of applicable assets and liabilities are estimated as follows:

Available-For-Sale Securities—The fair value of our available-for-sale securities were estimated by using market quotes as of the last day of the period.

Foreign Currency Forward Contracts—The fair value of the foreign currency forward contracts were estimated based upon pricing models that use inputs derived from or corroborated by observable market data such as currency spot and forward rates.

Interest Rate Swaps—The fair value of our interest rate swaps were estimated using a combined income and market-based valuation methodology based upon credit ratings and forward interest rate yield curves obtained from independent pricing services reflecting broker market quotes.

Contingent Consideration—On August 1, 2012, we acquired all of the outstanding stock and ownership interest of PRISM (see Note 3). Included in the purchase price is contingent consideration, based on management’s best estimate of fair value and future performance results on the acquisition date and is to be paid in 24 months following the acquisition date. Fair value of this payment was estimated considering the timing of the payments and discounted at 4.75%, representing our short-term borrowing rate based on our revolving credit facility at the time of the acquisition. A 1% increase or decrease in our discount rate will result in a 1.4% change in fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis—The following tables present the fair value of our assets (liabilities) that are required to be measured at fair value on a recurring basis as of December 31, 2012 and 2011:

		Fair Value at Reporting Date Using
	December 31, 2012	Level 1	Level 2	Level 3
	(Amounts in thousands)
Contingent consideration	$(25,193)	$—	$—	$(25,193)
Derivatives
Foreign currency forward contracts (see Note 13)	2,568	—	2,568	—
Interest rate swap contracts (see Note 13)	(25,572)	—	(25,572)	—

Total derivatives	(23,004)	—	(23,004)	—

Total	$(48,197)	$—	$(23,004)	$(25,193)

		Fair Value at Reporting Date Using
	December 31, 2011	Level 1	Level 2	Level 3
	(Amounts in thousands)
Available-for-sale equity securities	$6,150	$6,150	$—	$—
Derivatives
Foreign currency forward contracts (see Note 13)	(6,711)	—	(6,711)	—
Interest rate swap contracts (see Note 13)	(44,222)	—	(44,222)	—

Total derivatives	(50,933)	—	(50,933)	—

Total	$(44,783)	$6,150	$(50,933)	$—

Goodwill and Intangible Assets—As described in Note 8, our assessment of goodwill and intangible assets that are required to be tested for impairment on a non-recurring basis is performed annually, as of October 1, or more frequently if events and circumstances indicate that impairment may have occurred. In the third quarter of 2012, certain competitors of Travelocity announced plans to move towards offering hotel customers a choice of payment options which could adversely affect margins earned on hotel room sales over time. Travelocity’s move to this new revenue model could additionally impact its working capital as it would collect less cash up front, reducing the size of existing supplier liability over time. We also saw continued weakness in the business performance of Travelocity in the fourth quarter of 2012. We therefore completed multiple impairment analyses of goodwill and long-lived assets in 2012. The fair value of our Travelocity reporting units’ goodwill and long lived assets were estimated using discounted future cash flow projections, a Level 3 input. The goodwill for Travelocity—North America was written down by $58 million to its implied fair value of $105 million, and long-lived assets, including definite lived intangible assets, internally developed software, computer equipment and capitalized implementation costs, were written down by $281 million to $87 million. In 2012, the goodwill for Travelocity—Europe was written down by $70 million to its implied fair value of $76 million and long lived assets, including definite lived intangible assets, internally developed software and computer equipment, were written down by $154 million to their fair value of $16 million.

In 2011, goodwill for Travelocity—North America was written down by $173 million to its implied fair value of $163 million based on an analysis performed in June 30, 2011 as a result of triggering events that led to an interim assessment. Additionally, we measured the goodwill associated with Travelocity—North America and Europe as of October 1, 2011 in connection with the annual impairment tests we performed on our goodwill. As a result of the annual testing performed, goodwill for our Travelocity—Europe reporting unit was written down by $12 million to its implied fair value of $151 million. The fair values of the reporting units’ goodwill and long-lived assets were estimated using discounted future cash flow projections in 2011, a Level 3 input.

In 2010, the goodwill for Travelocity North America was written down by $401 million to its implied fair value of $336 million based on analysis performed as of October 1, 2010. The 2010 assessment for Travelocity Europe did not lead to an impairment charge.

Litigation Settlement Payable—On October 30, 2012, we reached a settlement agreement with AMR with respect to breach of contract and antitrust claims brought against us in 2011. We denied AMR’s allegations and aggressively defended against these claims and pursued our own legal rights as warranted. The settlement liability is considered a multiple-element arrangement and the components included in the settlement have been recorded at fair value. The net charge recorded in 2012 consists of several elements, including cash and future cash to be paid directly to AMR, payment credits to pay for future technology services that we provide (as defined in the agreements), and an estimate of the fair value of other agreements entered into concurrently with the settlement agreement, Level 3 inputs. See Note 21, “Commitments and Contingencies—Legal Proceedings” for additional information on the litigation charges. As of December 31, 2012 the remaining obligations were $118 million and $127 million in litigation settlement payable and other noncurrent liabilities, respectively, on our consolidated balance sheets.

Notes Payable—The fair value of our 2016 Notes, 2019 Notes and term loan are determined based on quoted market prices for the identical liability when traded as an asset in an active market, a Level 1 input. The outstanding principal balance of our mortgage facility approximated its fair value as of December 30, 2012 and 2011. The fair values of the mortgage facility were determined based on estimates of current interest rates for similar debt, a Level 2 input.

The following table presents the fair value and carrying value of our 2016 Notes, 2019 Notes and term loans as of December 31, 2012 and 2011:

Financial Instrument	Fair Value at December 31, 2012	Carrying Value at December 31, 2012
$400 million 2016 notes	$429 million	$385 million
$800 million 2019 notes	$854 million	$802 million
$375 million incremental term loan	$380 million	$371 million
$1,802 million term loan	$1,812 million	$1,802 million

Financial Instrument	Fair Value at December 31, 2011	Carrying Value at December 31, 2011
$400 million 2016 notes	$304 million	$381 million
$2,872 million term loan	$2,380 million	$2,872 million

15.    Comprehensive Income (Loss)

At December 31, 2012, 2011 and 2010, the components of accumulated other comprehensive income (loss), net of related deferred income taxes were as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Defined benefit pension & other post retirement benefit plans	$(86,158)	$(52,637)	$(24,271)
Unrealized loss on foreign currency forward contracts and interest rate swaps	(14,222)	(33,687)	(29,760)
Unrealized foreign currency translation gain	2,639	8,028	6,624
Unrealized gain on investments	7	7	7
Marketable securities (loss) gain	2,204	1,734	4,810

Total accumulated other comprehensive loss, net of tax	$(95,530)	$(76,555)	$(42,590)

The change in defined benefit pension and other postretirement benefit plans is net of deferred tax effects of approximately $19 million, $16 million, and $4 million for the years ended December 31, 2012, 2011, and 2010 respectively.

The change in unrealized gain (loss) on foreign currency forward contracts and interest rate swaps is net of deferred tax effects of approximately $9 million, $1 million and $12 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The change in unrealized foreign currency translation gain (loss) is net of deferred tax effects of approximately $1 million, $1 million, and $6 million December 31, 2012, 2011, and 2010, respectively.

The tax effects allocated to unrealized gain (loss) on investments during the years ended December 31, 2012, 2011, and 2010 were not significant.

Unrealized gain (loss) reclassified from other comprehensive income into income, net of tax, was as follows:

Components of Other Comprehensive Income	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands)
Foreign exchange contracts	$(2,890)	$8,508	$(2,038)
Interest rate swaps	(15,906)	(29,250)	(35,329)
Prior service costs and actuarial loss (gain)	(6,716)	(7,285)	(7,901)

Total	$(25,512)	$(28,027)	$(45,268)

Reclassifications from other comprehensive income into income for all other components were not significant.

16.    Redeemable Preferred Stock

Our authorized preferred stock consists of 225 million shares with a par value of $0.01 per share of which 87.5 million shares of preferred stock have been designated as Series A Preferred Stock with a stated value of $5.75 per share. As of December 31, 2012, 2011 and 2010, respectively, there were 87.2 million preferred shares issued and outstanding, all of which were Series A Preferred Stock.

Voting

Holders of the Series A Preferred Stock have no voting rights except with respect to the creation of any class or series of capital stock having any preference or priority over Series A Preferred Stock or the amendment or repeal of any provision of the constituent documents of the Company that adversely changes the powers, preferences or special rights of the Series A Preferred Stock.

Dividends

Each share of Series A Preferred Stock accumulates dividends at an annual rate of 6%. Accumulated but unpaid dividends totaled $97 million and $62 million at December 31, 2012 and 2011, respectively. The Series A Preferred Shares were recorded at fair value at the date of issuance and have been adjusted each period to the current redemption value which includes accumulated but unpaid dividends. On December 31, 2009, we declared and paid a $90 million in-kind dividend through the conversion of our wholly-owned subsidiary Travelocity.com Inc. into Travelocity.com LLC (see Note 2). No cash dividends have been paid since the inception of the Series A Preferred Shares.

Liquidation

The holders of the Series A Preferred Stock have the right to require us to repurchase their shares in the form of cash in the amount of the stated value per share plus accrued and unpaid dividends upon the occurrence of a liquidation event as described in the Certificate of Correction of the Second Amended and Restated Certificate of Incorporation of Sabre Corporation (“Liquidation Events”). Liquidation Events are: (a) a consolidation or merger in which the Company is not the surviving entity to the extent that holders of common stock of the Company receive cash, indebtedness, or preferred stock of the surviving entity and holders of Series A Preferred Stock do not receive preferred stock of the surviving entity with rights, powers, and preferences equal to or more favorable than those of the Series A Preferred Stock; (b) a disposition of all or substantially all of the assets of the Company; (c) any person or group of persons acquiring beneficial ownership of more than 50% of the total voting power or equity interest in the Company; (d) the first underwritten public offering and sale of the equity securities of the Company for cash; or (e) the 30th anniversary of the date of issuance of the Series A Preferred Stock. At the time of repurchase, the Series A Preferred Stock must be presented in units, each of which is to consist of two restricted shares of currently outstanding common stock and five shares of Series A Preferred Stock. For each unit presented for repurchase, the holders will receive back two unrestricted shares of common stock in addition to the cash in the amount of the stated value per share of Series A Preferred Stock plus accrued and unpaid dividends.

Redemption

The Series A Preferred Stock are redeemable for cash in the amount of the stated value per share plus accrued and unpaid dividends. At our option, we may redeem all or part of the Series A Preferred Stock at any time. The majority holders of the Series A Preferred Stock are TPG and Silver Lake which have the right to elect the board of directors in their capacity as owners. Therefore, the Series A Preferred Shares are also redeemable at the option of the holders of the Preferred Stock. As such, the Series A Preferred Stock is presented outside of permanent equity as temporary equity in our consolidated balance sheet. At the time of redemption, the Series A Preferred Stock must be presented in units, each of which is to consist of two restricted shares of currently outstanding common stock and five shares of Series A Preferred Stock. For each unit presented for redemption, the holders will receive back two unrestricted shares of common stock in addition to the cash in the amount of the stated value per share of Series A Preferred Stock plus accrued and unpaid dividends.

17.    Stockholders’ Equity

Common Stock—Our authorized common stock consists of 450 million shares with a par value of $0.01 per share. As of December 31, 2012, 2011 and 2010, there were 177,911,922, 176,888,820 and 176,633,134 shares issued and outstanding, respectively. No dividend or distribution can be declared or paid with respect of the common stock, and we cannot redeem, purchase, acquire, or retire for value the common stock, unless and until the full amount of unpaid dividends accrued on the Series A Preferred Stock has been paid.

18.    Options and Other Equity-Based Awards

As of December 31, 2012, we have six equity based compensation plans:

•	Sovereign Holdings, Inc. Management Equity Incentive Plan

•	TVL Common, Inc. Restricted Stock Grant Agreement

•	Travelocity.com LLC Stock Option Grant Agreement

•	Sovereign Holdings, Inc. Restricted Stock Grant Agreement

•	Sovereign Holdings, Inc. Stock Incentive Plan Stock Settled SARs with Respect to Travelocity Equity

•	Sovereign Holdings, Inc. Amended and Restated Stock Incentive Plan for Travelocity’s CEO Stock Settled SARs with Respect to Travelocity Equity

•	Sovereign Holdings, Inc. Restricted Stock Unit Grant Agreement

•	Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan

Under these plans, the Company has granted stock options, stock appreciation rights, restricted stock and restricted stock units.

Our Plans

Sovereign Holdings, Inc. Management Equity Incentive Plan—Under the Sovereign Holdings, Inc. Management Equity Incentive Plan (“Sovereign MEIP”), adopted June 11, 2007, as amended in April 22, 2010, key employees and, in certain circumstances, the directors, service providers and consultants, of the Company and its affiliates may be granted stock options. Under the Sovereign MEIP:

•	the total number of shares of common stock of Sabre Corporation reserved and available for issuance is limited to an aggregate of 22,318,298;

•	the exercise price must be at least equal to the fair market value of a share of common stock of Sabre Corporation;

•	time-based and performance-based stock options may be granted; time-based stock options generally vest over five years (25% vests after the first anniversary of the grant date, and the remainder ratably quarterly thereafter); performance-based options will vest upon a liquidity event, as determined by the Board, subject to achievement of certain performance measures and events as defined in the Sovereign MEIP; and

•	generally, a liquidity event is defined as the occurrence of (i) a transaction or series of transactions that results, directly or indirectly, in the sale, transfer or other disposition of (a) the shares of common stock of Sabre Corporation. or TVL Common, Inc. held by TPG or Silver Lake (the “the Majority Stockholder”), or (b) the assets of Sabre Corporation or TVL Common, Inc. or (ii) any other transaction or series of transactions determined by the Board, in its sole discretion, to constitute a liquidity event.

Effective September 14, 2012, all shares available for future grants were transferred to the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan. Therefore, as of December 31, 2012, no shares remained available for future grants under the Sovereign MEIP.

TVL Common, Inc. Restricted Stock Grant Agreement—In 2010, we adopted the TVL Common, Inc. Restricted Stock Grant Agreement (“TVL Common RSA”). Under the TVL Common RSA, any employee who had an outstanding grant of stock options under the Sovereign MEIP as of December 31, 2009 received a grant of restricted shares under the TVL Common RSA. Under the TVL Common RSA:

•	the total number of restricted shares of TVL Common, Inc. reserved and available for issuance under the TVL Common RSA is limited to 17,828,085;

•	the restricted shares vest on the same terms and conditions as the corresponding grant of stock options under the Sovereign MEIP, subject to the occurrence of a liquidity event (as defined above), or earlier termination of employment and achievement of certain performance measures.

In connection with the dividend of the noncontrolling interest in Travelocity.com LLC (see Note 2) in December 2009, each holder of outstanding time-based and performance-based options under the Sovereign MEIP was granted restricted shares in TVL Common, Inc. in 2010.

Effective December 31, 2012, our majority shareholders approved a merger transaction in which all available and outstanding shares under the TVL Common RSA were cancelled. Therefore, as of December 31, 2012, no shares were outstanding or remained available for future grants under the TVL Common RSA.

Travelocity.com LLC Stock Option Grant Agreement—In 2010, pursuant to the terms of the Travelocity.com LLC limited liability company agreement (‘TVL.com LLC Agreement”), we issued stock options using the Travelocity.com LLC Stock Option Grant Agreement (“TVL.com SOA”).Pursuant to the TVL.com LLC Agreement, key employees and, in certain circumstances, the directors, service providers and consultants, of the Company and its affiliates could be granted stock options to purchase common units of Travelocity.com LLC. Under the terms of the TVL.com LLC Agreement, as set forth in the TVL.com SOA:

•	the total number of common units of Travelocity.com LLC reserved and available for issuance is limited to an aggregate of 4,286,418;

•	the exercise price may not be less than the fair market value of a common unit of Travelocity.com LLC on the grant date;

•	the exercise price will increase quarterly at 6.00% per annum until the date of exercise; and

•	the options vest over five years (25% vests after the first anniversary of the grant date, the remainder vests ratably on a quarterly basis thereafter).

At December 31, 2012, 2,326,187 options remained available for future grants pursuant to the TVL.com LLC Agreement, using the TVL.com SOA.

Sovereign Holdings, Inc. Restricted Stock Grant Agreement—In 2011 we granted 354,191 shares of Sabre Corporation restricted common stock as an employment inducement award, and not under any equity incentive plan adopted by the Company. The shares of Sabre Corporation restricted common stock vest ratably over three years from the date of grant, one-third on each anniversary of the grant date.

Sovereign Holdings, Inc. Stock Incentive Plan—Stock Settled SARs with Respect to Travelocity Equity—In 2012, we adopted the Sovereign Holdings, Inc. Stock Incentive Plan—Stock-Settled SARs with Respect to Travelocity Equity (the “Sovereign SIP”). Under the Sovereign SIP, key employees and, in certain circumstances, directors, service providers and consultants, of Sovereign and its affiliates may be granted stock-settled SARs relating to Travelocity Holdings, Inc. (“THI”) common stock and Travelocity.com LLC common units.

•	SARs with respect to THI common stock and Travelocity.com LLC common units (collectively “Tandem SARs”) must be exercised in tandem in the same proportion of SARs granted, and may be settled, at our option, in shares of the underlying common stock and common units, interests in Sabre Corporation or any successor to Sabre Corporation, THI or Travelocity.com LLC, or in cash.

•	The SARs vest over four years (25% vests after the first anniversary of the grant date, the remainder vests quarterly thereafter).

•	Generally, vested Tandem SARs are only exercisable in connection with a liquidity event and at any time thereafter prior to their expiration.

•	Generally, a liquidity event is defined as the occurrence of (i) a transaction or series of transactions that results, directly or indirectly, in the sale, transfer or other disposition of substantially all of the economic interest in Sabre Corporation or THI or any of its subsidiaries held by the Majority Stockholder, (ii) a change in control (as defined in the Sovereign SIP), (iii) any other transaction or series of transactions determined by the Board, in its sole discretion, to constitute a liquidity event or (iv) an initial public offering of equity interests in Sabre Corporation or THI or any of its subsidiaries.

Sovereign Holdings, Inc. Stock Incentive Plan for Travelocity’s CEO Stock Settled SARs With Respect to Travelocity Equity—In 2011, we adopted the Sovereign Holdings, Inc. Stock Incentive Plan for Travelocity’s CEO Stock Settled SARs With Respect to Travelocity Equity (the “Travelocity Equity 2012”). Under the Travelocity Equity CEO Plan, the Chief Executive Officer of Travelocity may be granted stock-settled SARs relating to Travelocity Holdings, Inc. (“THI”) common stock and Travelocity.com LLC common units.

•	SARs with respect to THI common stock and Travelocity.com LLC common units (collectively “Tandem SARs”) must be exercised in tandem in the same proportion of SARs granted, and may be settled, at our option, in shares of the underlying stock and units, interests in Sabre Corporation or any successor to Sabre Corporation, THI or Travelocity.com LLC, or in cash.

•	The SARs vest over four years (25% vests after the first anniversary of the grant date, the remainder vests quarterly thereafter).

•	Generally, vested Tandem SARs are only exercisable in connection with a liquidity event and at any time thereafter prior to their expiration.

•	Generally, a liquidity event is defined as the occurrence of (i) a transaction or series of transactions that results, directly or indirectly, in the sale, transfer or other disposition of substantially all of the economic interest in Sabre Corporation or THI or any of its subsidiaries held by the Majority Stockholder, (ii) a change in control (as defined in the Sovereign SIP), (iii) any other transaction or series of transactions determined by the Board, in its sole discretion, to constitute a liquidity event or (iv) an initial public offering of equity interests in Sabre Corporation or THI or any of its subsidiaries.

In 2012, this plan was amended and any outstanding Tandem SARs were cancelled and a new award of Tandem SARs was issued under the amended plan with an exercise price equal to the fair market value of THI common stock and THI common units on the date of grant. The terms of this amended plan and the vesting schedule of the new award of Tandem SARs were consistent with the original plan and the initial grant of Tandem SARs.

At December 31, 2012, 5,761,847 shares of THI common stock and 5,761,847 Travelocity.com LLC common units remained available for future grants.

Sovereign Holdings, Inc. Restricted Stock Unit Grant Agreement—In 2012, we granted an award of time-based RSUs to the Chief Executive Officer of Travelocity that, due to the nature of these RSUs, are accounted for as liability awards and have an aggregate fixed value of $3 million using the Sovereign Holdings, Inc. Restricted Stock Unit Grant Agreement (the Sovereign RSU Agreement”) and not under any equity incentive plan adopted by the Company. The Sovereign RSU Agreement vests as to certain fixed dollar amounts ratably each six months starting on December 15, 2012 through June 15, 2015 and is settled in shares of Sabre Corporation common stock or the prescribed cash amount. The number of shares of Sabre Corporation common stock to be delivered at each vesting date is determined by dividing these prescribed amounts by the current fair market value of Sabre Corporation common stock on each vesting date, with any residual value to be delivered in cash. As a condition to settlement of the Sovereign RSU Agreement, the Chief Executive Officer of Travelocity would forfeit up to 30% of the shares of THI and common units of Travelocity.com LLC underlying his Tandem SAR award under the Travelocity Equity CEO Plan on certain specified dates,

Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan—Under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (“Sovereign 2012 MEIP”), adopted September 14, 2012, key employees and, in certain circumstances, the directors, service providers and consultants, of the Company and its affiliates may be granted stock options, restricted shares, RSUs, performance-based awards and other stock-based awards. Under the Sovereign 2012 MEIP:

•

the total number of shares of common stock of Sabre Corporation reserved and available for issuance is currently limited to the aggregate of 1,800,000 shares of Sabre Corporation common stock, 2,158,026 shares of Sabre Corporation common stock that were available for issuance under the Sovereign MEIP as of the effective date of the Sovereign 2012 MEIP, and, as of December 31, 2012, 1,005,045 shares that were covered by prior awards of stock options granted under the Sovereign MEIP that were forfeited or otherwise expire unexercised or without the issuance of shares of Sabre Corporation common stock;

•	the exercise price of any stock options granted under the Sovereign 2012 MEIP must be at least equal to the fair market value of a share of common stock of Sabre Corporation on the grant date; and

•	time-based options typically vest over four or five years (25% vests after the first anniversary of the grant date, the remainder vests ratably quarterly thereafter); performance-based awards will vest based on achievement of certain performance measures and events as defined in the Sovereign 2012 MEIP and the grant agreement.

At December 31, 2012, 3,002,431 shares remained available for future grants of equity awards under the Sovereign 2012 MEIP.

Grants of Equity-Based Awards

All grants of stock options have an exercise price equal to the estimated fair market value of our common stock on the date of grant. Because we are privately held and there is no public market for our common stock, the fair market value of our common stock is determined utilizing factors such as our actual and projected financial results, valuations of the Company performed by third parties and other information obtained from public, financial and industry sources.

Performance-Based Stock Options—In 2008, we issued performance-based stock options under the Sovereign MEIP. The granted options shall vest and become exercisable upon the occurrence of a liquidity event which triggers certain performance measures. Because the performance condition is contingent on a liquidity event, no expense will be recognized in connection with these options until such an event is probable.

The fair value of the performance-based stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year Ended December 31, 2008
Exercise price	$5.00
Average risk-free interest rate	4.15%
Expected life (in years)	6.85
Implied volatility	36.40%
Weighted-average fair value	$1.81

As of December 31, 2012, there was approximately $2 million unrecognized compensation expense that will be recognized at the time the criteria for recognition are met. Performance-based share activities for the year ended December 31, 2012 were as follows:

Sovereign MEIP Performance-based Stock Options	Quantity	Weighted-Average Exercise Price	Average Remaining Contractual Term (years)
Outstanding and nonvested at December 31, 2011	954,523	$5.00	5.51
Granted	—	—	—
Cancelled	(178,486)	5.00	—

Outstanding and nonvested at December 31, 2012	776,037	$5.00	4.50

Time-Based Equity Awards—We issue, or have issued, time-based equity awards in the form of SARs and stock options under the Sovereign MEIP, TVL.com SOA, Sovereign SIP, Travelocity Equity 2012, and the

Sovereign 2012 MEIP. Generally, these awards vest over five years, or immediately upon a liquidity event, and are not exercisable more than ten years after the date of grant.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2012
	Sovereign MEIP	TVL.com SOA	Tandem SARs(1)	Sovereign 2012 MEIP
Exercise price	$8.41	$0.12	$1.45	$9.96
Average risk-free interest rate	1.41%	1.53%	1.02%	0.93%
Expected life (in years)	6.44	6.44	6.11	6.44
Implied volatility	35.45%	45.00%	45.02%	31.42%
Weighted-average estimated fair value	$3.17	$0.04	$0.64	$3.29

	Year Ended December 31, 2011
	Sovereign MEIP	TVL.com SOA	Tandem SARs(1)
Exercise price	$8.59	$0.16	$1.74
Average risk-free interest rate	1.88%	2.07%	2.57%
Expected life (in years)	6.44	6.44	6.44
Implied volatility	35.90%	42.82%	42.50%
Weighted-average estimated fair value	$3.36	$0.06	$0.61

	Year Ended December 31, 2010
	Sovereign MEIP	TVL.com SOA
Exercise price	$5.58	$0.50
Average risk-free interest rate	2.64%	2.76%
Expected life (in years)	6.44	6.44
Implied volatility	35.57%	44.63%
Weighted-average estimated fair value	$2.26	$0.18

(1)	Represents the weighted average of Tandem SARs granted under the Sovereign SIP and Travelocity Equity 2012 plans.

For the years ended December 31, 2012, 2011 and 2010, we recorded approximately $7 million, $7 million and $5 million in compensation expense related to the time-based stock options, respectively. As of December 31, 2012, we have approximately $14 million in unrecognized compensation expense that will be recognized over the associated vesting periods. Time-based share activities for the year ended December 31, 2012 were as follows:

	Sovereign MEIP Stock Options				Sovereign 2012 MEIP Stock Options
			Weighted-Average			Weighted-Average
	Quantity		Exercise Price	Remaining Contractual Term (years)	Quantity	Exercise Price	Remaining Contractual Term (years)
Outstanding at December 31, 2011	19,423,897		$4.72	6.56	—	—	—
Granted	975,000		8.41	—	1,505,225	$9.96	—
Exercised	(718,006)		3.75	—	—	—	—
Cancelled	(1,960,171)		4.95	—	—	—	—
Modified	(485,470	)(1)	8.33	—	—	—	—

Outstanding at December 31, 2012	17,235,250		4.84	5.68	1,505,225	$9.96	9.92

Vested and exercisable at December 31, 2012	13,846,800		$4.53	5.41	—	—	—

	TVL.com SOA Time-based Stock Options				Sovereign SIP Tandem SARs				Travelocity Equity 2012 Tandem SARs
			Weighted-Average				Weighted-Average				Weighted-Average
	Quantity		Exercise Price	Remaining Contractual Term (years)	Quantity		Exercise Price	Remaining Contractual Term (years)	Quantity		Exercise Price	Remaining Contractual Term (years)
Outstanding at December 31, 2011	2,558,936		$0.41	8.65	4,899,136		$1.74	9.32	—		—	—
Granted	245,000		0.12	—	—		—	—	22,388,504	(1)	$1.45	—
Exercised	—		—	—	—		—	—	—		—	—
Cancelled	(358,235)		0.46	—	—		—	—	(781,382	)(2)	1.45	—
Modified	(485,470	)(1)	0.16	—	(4,899,136	)(1)	$1.74	—	—		—	—

Outstanding at December 31, 2012	1,960,231		0.43	7.59	—		—	—	21,607,122		1.45	7.38

Vested and exercisable at December 31, 2012	995,834		$0.52	7.44	—		—	—	2,198,276		$1.45	8.37

(1)	In June 2012 the Board approved for eleven employees to be given the option to exchange unvested stock options granted under the Sovereign MEIP and TVL.com SOA for an award of Tandem SARS under the Sovereign SIP. Employees who accepted the tender offer received $2 worth of strike value of Tandem SARs for every $1 of unvested stock option strike value of their stock options granted under the Sovereign MEIP and TVL.com SOA as an incentive to improve the growth and profitability of the Travelocity business. The grant of Tandem SARs was made on June 14, 2012 is accounted for as a modification and resulted in $1 million of additional expense.
(2)	Cancellations include 586,208 Tandem SARs under the Travelocity Equity 2012 plan which were exchanged for awards of RSUs under the Sovereign RSU Agreement in November 2012. See –Restricted Stock Units.

Restricted Stock—In 2011, we issued restricted shares of Sabre Corporation’s common stock which vest ratably over three years. In the event of a dissolution or liquidation of Sabre Corporation, sale of all or substantially all of Sabre Corporation’s assets, or merger of Sabre Corporation, the Board may exchange the restricted shares of Sabre Corporation’s common stock for restricted shares of common stock in the new or surviving entity or settle in cash.

Restricted stock is measured based on the fair market value of the underlying stock on the date of the grant. Shares of Sabre Corporation common stock are delivered on the vesting dates with the applicable statutory tax withholding requirements to be satisfied per the terms of the Sovereign Holdings, Inc. Restricted Stock Grant Agreement.

For the year ended December 31, 2012, we recorded approximately $2 million in compensation expense related to the issuance of restricted stock. As of December 31, 2012, we have approximately $1 million in unrecognized compensation expense that will be recognized over the associated vesting periods. As of December 31, 2012 all restricted stocks granted are non-vested. Restricted stock activities for the year ended December 31, 2012 were as follows:

Sabre Corporation Restricted Stock	Quantity	Exercise Price
Restricted stock, beginning of year	354,191	$8.47
Granted	—	—
Vested	(118,063)	8.47

Restricted stock, end of year	236,128	$8.47

Restricted Stock Units—In November 2012 the Board approved a grant of RSUs with an aggregate fixed value of $3 million. The RSUs are able to be settled at the Board’s discretion in shares of the Sabre Corporation,

Inc. common stock or cash and are accounted for as liability awards. Expense associated with this grant of RSUs is being recognized over the associated vesting period as stock compensation expense. As of December 31, 2012, we have $1 million recorded in other noncurrent liabilities on our consolidated balance sheets related to these RSUs.

19.    Earnings Per Share

The following table reconciles the numerators and denominators used in the computations of basic and diluted earnings per share:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(Amounts in thousands, except per share data)
Net loss from continuing operations	$(643,921)	$(82,752)	$(315,839)
Net income (loss) attributable to noncontrolling interests	(59,317)	(36,681)	(64,382)
Preferred stock dividends	34,583	32,579	30,797

Net loss from continuing operations available to common shareholders	$(619,187)	$(78,650)	$(282,254)

Basic and diluted weighted average number of shares outstanding	177,206	176,703	175,655

Basic and diluted loss per share from continuing operations available to common shareholders	$(3.49)	$(0.45)	$(1.61)

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share are based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period. For the years ended December 31, 2012, 2011 and 2010, we had 20 million, 21 million and 19 million common stock equivalents, respectively, primarily associated with our stock-options. As we recorded net losses for each period presented, all common stock equivalents were excluded from the calculation of diluted earnings per share as its inclusion would have been antidilutive. As a result, basic and diluted earnings per share are equal for each period.

Tandem SARs issued with respect to the Travelocity Equity 2012 plan may be settled in shares of the underlying stock and units, interests in Sabre Corporation or any successor to Sabre Corporation, THI or Travelocity.com LLC, or in cash. If we elect to settle in shares of Sabre Corporation, the quantity issued is based on the intrinsic value of the Tandem SARs at the time of settlement and the fair value of Sabre Corporation shares at the time of settlement. For the years ended December 31, 2012, 2011 and 2010, no shares were issuable under this calculation and therefore there were no common stock equivalents associated with the Tandem SARs.

20.    Related Party Transactions

On March 30, 2007, we entered into a Management Services Agreement (the “MSA”) with affiliates of TPG and SLP to provide us with management services. Pursuant to the agreement, we are required to pay monitoring fees of $5 million to $7 million each year which are dependent on consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), for these services. We recognized $7 million in expense related to the annual monitoring fee for each of the years ended December 31, 2012, 2011 and 2010, respectively, in our consolidated statements of income. Additionally, we reimburse affiliates of TPG and Silver Lake for out-of-pocket expenses incurred by them or their affiliates in connection with services provided pursuant to the MSA. For the year ended December 31, 2012, these expenses were $1 million. For the years ended December 31, 2011 and 2010, these expenses were not material.

For related party transactions with Abacus, an equity method investment, refer to Note 6.

21.    Commitments and Contingencies

Future Minimum Payments under Contractual Obligations

At December 31, 2012, future minimum payments required under the 2016 Notes and 2019 Notes, the mortgage facility, operating lease agreements with terms in excess of one year for facilities, equipment and software licenses and other significant contractual cash obligations were as follows:

	Payments Due by Year For the Years Ending December 31,
Contractual Obligations	2013	2014	2015	2016	2017	Thereafter	Total
	(Amounts in thousands)
Total debt(1)	$267,252	$500,483	$249,607	$626,204	$2,026,283	$902,000	$4,571,829
Headquarters mortgage(2)	5,984	5,984	5,984	5,984	80,895	—	104,831
Operating lease obligations(3)	34,423	27,070	23,246	19,751	13,707	29,361	147,558
IT outsourcing agreement(4)	190,998	165,983	156,492	135,307	99,305	—	748,085
Purchase orders(5)	286,952	4,485	662	—	—	—	292,099
Letters of credit(6)	105,129	8,400	—	—	—	—	113,529
WNS agreement(7)	22,697	23,777	24,910	—	—	—	71,384
Other purchase obligations(8)	30,534	—	—	—	—	—	30,534
Unrecognized tax benefits(9)	—	—	—	—	—	—	58,400

Total contractual cash obligations(10)	$943,969	$736,182	$460,901	$787,246	$2,220,190	$931,361	$6,138,249

(1)	Includes all interest and principal related to the 2016 Notes and 2019 Notes. Also includes all interest and principal related to borrowings under the Credit Agreement, which will mature in 2014 and 2017 and the Incremental Term Facility, which will mature in 2017. We are required to pay a percentage of the excess cash flow generated each year to our lenders which is not reflected in the table above. Interest on the term loan is based on the LIBOR rate plus a base margin and includes the effect of interest rate swaps. For purposes of this table, we have used projected LIBOR rates for all future periods (see Note 12). Table does not take into account the amendment and restatement agreement to our senior secured credit facilities entered into on February 19, 2013.

(2)	Includes all interest and principal related to $85 million mortgage facility, which matures on March 1, 2017 (see Note 12).

(3)	We lease approximately two million square feet of office space in 103 locations in 49 countries. Lease payment escalations are based on fixed annual increases, local consumer price index changes or market rental reviews. We have renewal options of various term lengths at 51 locations, and we have no purchase options and no restrictions imposed by our leases concerning dividends or additional debt.

(4)	Represents minimum amounts due to Hewlett-Packard under the terms of an outsourcing agreement through which HP manages a significant portion of our information technology systems.

(5)	Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which we have not received the goods or services as of December 31, 2012. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

(6)	Our letters of credit consist of stand-by letters of credit, underwritten by a group of lenders, which we primarily issue for certain regulatory purposes as well as to certain hotel properties to secure our payment for hotel room transactions. The contractual expiration dates of these letters of credit are shown in the table above. There were no claims made against any stand-by letters of credit during the years ended December 31, 2012, 2011 and 2010.

(7)	Represents expected payments to WNS Global Services, an entity to which we outsource a portion of our Travelocity contact center operations and back-office fulfillment though 2015. The expected payments are based upon current and historical transactions.

(8)	Consists primarily of minimum payments due under various marketing agreements, management services monitoring fees and media strategy, planning and placement agreements.

(9)	Unrecognized tax benefits include associated interest and penalties. The timing of related cash payments for substantially all of these liabilities is inherently uncertain because the ultimate amount and timing of such liabilities is affected by factors which are variable and outside our control.

(10)	Excludes pension obligations; see Note 10.

The following table presents rent expense for continuing operations for each of the three years ended December 31, 2012, 2011, and 2010:

	Year Ended December 31,
	2012	2011	2010
	(Amounts in thousands)
Rent expense	$36,935	$40,521	$41,967
Less:
Sublease rent	—	(3,574)	(7,237)

Total rent expense	$36,935	$36,947	$34,730

Value Added Tax Receivables—We generate Value Added Tax (“VAT”) refund claims, recorded as receivables, in multiple jurisdictions through the normal course of our business. Audits related to these claims are in various stages of investigation. If the results of certain audits or litigation were to become unfavorable or if some of the countries owing a VAT refund default on their obligation due to deterioration in their credit, the uncollectible amounts could be material to our results of operations. In previous years, the right to recover certain VAT receivables associated with our European businesses has been questioned by tax authorities. We believe that our claims are valid under applicable law and as such we will continue to pursue collection, possibly through litigation; however, due to significant delays and other factors impacting our settlement of these claims we recorded an allowance for losses relating to such amounts, included in other receivables in the consolidated balance sheet. In addition to the normal course of business receivables, substantial sums of VAT are due in respect of cross border supplies of rental cars by Holiday Autos from the period 2004 to 2009. A number of European Community countries challenged these claims and litigation has been ongoing for a few years. The allowances recorded as of December 31, 2012 and 2011 were $37 million and $40 million, respectively. In France the Tribunal Administratif De Montreuil ruled in our favor on the majority of the 2008 claim and we received payment of approximately $3 million in respect of this claim in September 2012, enabling an equivalent amount of the allowance to be reversed. Recently in Spain the Central Economic Administrative Tribunal ruled in our favor on claims for 2008 and 2009 of $7 million. This decision is final and the funds were received in January 2013. An allowance equivalent to this amount will be reversed in 2013. Also in Spain, the Regional Economic Administrative Tribunal, followed the decision in the higher tribunal and ruled in our favor on claims for 2004 through 2007 of $15 million excluding any interest. The Spanish Tax Authorities have the right to appeal these decisions.

Other receivables include net VAT receivables totaling $24 million and $58 million as of December 31, 2012 and 2011, respectively. Although we believe these amounts are collectable, several European countries have recently experienced significantly weakening credit which could impact our future collections from these countries. We continue to assess VAT receivables for collectability and may be required to record additional reserves in the future.

Legal Proceedings—

Litigation and Administrative Audit Proceedings Relating to Hotel Occupancy Taxes

Various state and local governments in the United States have filed approximately 66 lawsuits against us pertaining primarily to whether sales or occupancy taxes are due on some or all fees relating to hotel content distributed via the merchant revenue model. Approximately 30 of these lawsuits have been dismissed, some for failure to exhaust administrative remedies and some on the basis that we were not subject to the sales or occupancy tax at issue. The Fourth and Sixth Circuits of the United States Courts of appeals have both ruled in our favor on the merits, as have the Supreme Courts of Missouri, Kentucky, Alabama, the Courts of Appeal in Texas, California, Kentucky and Pennsylvania, and a number of other state and federal trial courts. The remaining lawsuits are in various stages of litigation. Additionally, four consumer lawsuits have been filed against us relating to taxes and fees (one of which was dismissed and affirmed by the Texas Supreme Court, one of which was voluntarily dismissed by the plaintiff, one of which has been stayed by another court, and one of which is still pending in Texas state court).

On January 23, 2013, the California Supreme Court declined to hear the appeals of the City of Anaheim and the City of Santa Monica over lower court decisions in favor of Travelocity and the other OTAs on the issue of whether local occupancy taxes apply to the merchant model. This decision will be helpful in resolving the remaining California cases, including San Francisco where on February 6, 2013 the trial court granted Travelocity and the other OTAs summary judgment on the issue of whether local occupancy taxes apply to the merchant model). On January 23, 2013, the Missouri Court of Appeals upheld a lower court decision in favor of Travelocity and the OTAs on the issue of whether local occupancy taxes in the City of Branson apply to the merchant model.

In addition to the lawsuits, there are a number of administrative audit proceedings pending against us which could result in an assessment of sales or occupancy taxes on fees. As of December 31, 2012 we recorded an estimated liability of $9 million for the potential resolution of issues identified related to hotel sales or occupancy taxes. Our estimated liability is based on our best estimate at that time and the ultimate resolution of these issues may be greater or less than the amount recorded. Although we have prevailed in the vast majority of these lawsuits and proceedings, there have been several adverse judgments or decisions on the merits.

On March 27, 2012, the State of New Mexico issued a “zero” assessment against Travelocity, resulting in no liability for Travelocity.

On January 18, 2011, the Supreme Court of South Carolina affirmed an administrative assessment against one of our competitors, Travelscape LLC. The Supreme Court determined that Travelscape was subject to state sales tax because it is engaged “in the business of furnishing accommodations.” Although we disagree with the decision, the stated grounds for the decision appear equally applicable to us. Consequently, we have begun remitting state sales tax in South Carolina for those cities where we choose to continue distributing hotel content via the merchant model. We anticipate having to remit local occupancy taxes in those same cities on a going-forward basis, as well as having to satisfy claims for back taxes at the local level.

On May 16, 2011, the Supreme Court of Georgia ordered that OTAs collect and remit local occupancy taxes going forward from May 16, 2011. The court ruled that the OTAs are not liable for back taxes. We have begun remitting such occupancy taxes in those Georgia cities where we choose to continue distributing hotel content via the merchant model beginning from such date. On July 9, 2012, a federal court in Georgia issued a summary judgment in favor of the OTAs holding that Travelocity does not owe past damages to the class members that remain, except for an immaterial amount related to breakage.

On October 30, 2009, a jury in a class action occupancy tax lawsuit in the United States District Court for the Western District of Texas (“W.D.T.”) returned a mixed verdict. In a lawsuit filed by the City of San Antonio, the jury found that OTAs “control” hotels for purposes of city hotel occupancy taxes. We disagree with the jury’s findings. On July 1, 2011, the W.D.T. concluded that fees charged to customers by the OTAs are subject to city hotel occupancy taxes and that OTAs have a duty to assess, collect and remit these taxes. We intend to appeal the judgment to the United States Court of Appeals for the Fifth Circuit. Because the District Court’s findings are still subject to modification, and because there is still no final order setting out the precise amounts for which we could be liable, we are unable to estimate the amount we could have to pay under this verdict if we do not prevail in our appeal. However, the impact to our results of operations could be material.

The outcome of the San Antonio case could be affected by a separate state court decision in Texas. On October 26, 2011, the Fourteenth Court of Appeals of Texas affirmed a trial court’s grant of summary judgment in favor of the OTAs, and in the favor of other defendants, in a case brought by the City of Houston and the Harris County-Houston Sports Authority. The Texas Supreme Court denied the City of Houston’s petition to review the case. This decision could provide persuasive authority to the United States Court of Appeals for the Fifth Circuit to the extent any appeal of the W.D.T. decision is necessary.

On September 24, 2012, the trial court in a lawsuit brought by the District of Columbia determined, by summary judgment that the OTAs are subject to the District’s occupancy tax ordinance. The court ruled on liability issues only and has not entered a finding of damages. We intend to appeal the court’s ruling. We are currently unable to estimate the impact this lawsuit could have on our operations. In the event the court’s liability ruling is not set aside, the impact to operations could be material.

In late 2012, the Tax Appeal Court of the State of Hawaii granted Travelocity and other OTA defendants’ summary judgment on the issue of whether Hawaii’s hotel occupancy tax applied to the merchant model. However, in January 2013, the same court granted summary judgment to the state and against the OTAs on the issue of whether the state’s General Excise Tax applies to the merchant model. As to Travelocity, this amounts to approximately $22 million in back excise taxes and interest for tax periods through December 2011. The court declined to apply a statutory provision that applies to merchant transactions, which would have reduced the tax and interest amount to approximately $4 million, though the court applied the same statutory provision in its earlier ruling in favor of Travelocity on occupancy taxes. The judge will later determine whether Travelocity is subject to penalties, which could range up to approximately $8 million. The order is not final and is still subject to modification.

Travelocity plans to appeal, as we believe the decision is incorrect under the law and inconsistent with the same court’s prior rulings. It is likely that the state will require us to pay an amount equal to the taxes, interest, and any assessed penalties prior to appealing the court’s ruling. This requirement is commonly referred to as “pay-to-play.” Payment of these amounts, if any, is not an admission that we believe we are subject to the taxes in question. To the extent our appeal is successful in reducing or eliminating the assessed amounts, the State of Hawaii would be required to repay such amounts, plus interest. During the year ended December 31, 2012, we recorded $25 million in cost of revenue, which is our best estimate of the probable amount that we will be required to pay prior to appealing the court’s ruling for all tax periods, including an additional assessment for 2012. It is also reasonably possible that we will be required to pay penalties of up to approximately $10 million for all tax periods including 2012, which has not yet been decided by the court. The ultimate resolution of these contingencies may be greater or less than the liabilities recorded and our estimates of possible penalties.

Litigation Relating to Value Added Tax Receivables

In the United Kingdom, the Commissioners for Her Majesty’s Revenue & Customs (“HMRC”) have asserted that our subsidiary, Secret Hotels2 Limited (formerly Med Hotels Limited) failed to account for United Kingdom VAT on margins earned from hotels located within the European Union. This business was sold in February 2009 to a third party and is considered a discontinued operation. The business sale was on an asset basis and we retained the company (Secret Hotels2 Limited) with all potential tax liabilities in respect of the same. HMRC issued assessments of tax totaling approximately $11 million for the period October 1, 2004 to September 30, 2007. We appealed the assessment and in March 2010 the VAT and Duties Tribunal (the First Tribunal) denied the appeal. We appealed to the Upper Tribunal (Finance and Tax Chamber) which were successful and overturned HMRC’s assessment in July 2011. HMRC appealed this decision. The Court of Appeal handed down its decision in December 2012 finding against Secret Hotels2 Limited and upholding the decision of the First Tribunal in favor of HMRC. The decision orders Secret Hotels2 Limited to pay the assessments, penalties and interest subject to any right of further appeal to the UK Supreme Court. We are seeking permission to appeal to the UK Supreme Court and will seek to stay payment of the assessments pending the outcome of any appeal. While we believe that the Court of Appeal decision was incorrect and continue to believe that the merits of our case are valid and should succeed on appeal, the chances of us being granted permission to appeal are relatively low. If so, we may not succeed and would be likely required to pay the assessment, penalties and interest. We have therefore accrued approximately $17 million into our results from discontinued operations for year ending 2012.

Additionally, HMRC has begun a review of other parts of our lastminute.com business in the United Kingdom based on the decision above. We are currently unable to determine the amount of any assessments that may be made, if any. However, if assessments are made and upheld it could be material to our results of operations. We continue to believe that we have paid the correct amount of VAT on all relevant transactions and will vigorously defend our position with HMRC or through the courts if necessary.

In Italy, our subsidiary Sabre Italia S.R.L has submitted VAT refund claims for the years ended December 31, 2002 through December 31, 2010 totaling approximately $23 million, excluding any interest. The Italian tax authorities raised counter demands and assessments in excess of this amount. Following a protracted legal process where we disputed the counter demands and assessments, the counter demands and assessments were withdrawn. Sabre has now recovered and been paid all outstanding VAT from the relevant years in dispute and this matter is closed.

Litigation Relating to Patent Infringement

In April 2010, CEATS, Inc. (“CEATS”) filed a patent infringement lawsuit against several ticketing companies and airlines, including JetBlue, in the Eastern District of Texas. CEATS alleged that the mouse-over seat map that appears on the defendants’ websites infringes certain of its patents. JetBlue’s website is provided by Airline and Hospitality Solutions under its SabreSonic Web service. On June 11, 2010, JetBlue requested that we indemnify and defend it for and against the CEATS lawsuit based on the Master Agreement’s indemnification provision, and we agreed to a conditional indemnification. CEATS claimed damages of $0.30 per segment sold on JetBlue’s website during the relevant time period (totaling $10 million). A jury trial began on March 12, 2012, which resulted in a jury verdict invalidating the plaintiff’s patents. Final judgment was entered and the plaintiff has appealed.

Airline Antitrust Litigation, US Airways Antitrust Litigation, and DoJ Investigation

American Airlines Litigation (state and federal court claims)—In October 2012 we settled two outstanding state and federal lawsuits with American relating to American’s participation in the Sabre GDS. The litigation, primarily involving breach of contract and antitrust claims, arose in January 2011 after American undertook certain marketing activities relating to its “Direct Connect” program (a method of providing its information and booking services directly to travel agents without using a GDS), and we de-preferenced American’s flight information on the GDS and modified certain fees for booking American flights in a manner we believe was permitted under the terms of our distribution and services agreement with American.

American alleged that we had taken anticompetitive actions and claimed over $1 billion in actual damages and injunctive relief against us. We denied American’s allegations and aggressively defended against these claims and pursued our own legal rights as warranted.

On October 30, 2012, we agreed to settlement terms in the state and federal lawsuits with American and, as a result of the terms of the settlement, renewed our distribution agreement with American for several years. We also entered into renewal agreements with American for Travelocity, and American is negotiating with Airline and Hospitality Solutions regarding additional/new internal reservations technology services. Terms of the settlement and distribution agreements were approved by the court presiding over the restructuring procedures for AMR, American’s parent company, pursuant to an order made final on December 20, 2012. The settlement agreement contains mutual releases of all claims by each party and neither party admits any wrong doing on their part.

We have determined that the settlement agreement constitutes a multiple-element arrangement and have recognized a settlement charge of $222 million, net of tax, into our results of operations, representing the current estimate of the fair value of the settlement components. This includes $64 million on an after tax basis for a $100 million payment made to AMR on December 21, 2012, and $60 million on an after tax basis representing the current fair value of a second $100 million payment to be made to AMR in December 2013. The settlement liability is included in other accrued liabilities and other noncurrent liabilities on the consolidated balance sheet. Fair value of these fixed payment settlement components were estimated using our best estimates of the timing with the resulting values discounted using a discount rate ranging from 6% to 11.5%, depending on the timing of the payment and considering an adjustment for nonperformance risk that represents our own credit risk. The fair value of the settlement amounts associated with the new commercial agreements entered into with American was estimated using the differential cash flow method, by comparing the pricing under the new contracts with American to similar contracts with other customers to determine a differential. This pricing differential was applied to future estimated volumes and discounted using a discount rate of 11.5%. We believe that the timing, discount rates and probabilities used in these estimates reflect appropriate market participant assumptions.

Because the settlement liability is considered a multiple-element arrangement and recorded at fair value, the net charge recorded in 2012 consists of several elements, including cash and future cash to be paid directly to American, payment credits to pay for future technology services that we provide as defined in the agreements and an estimate of the fair value of other agreements entered into concurrently with the settlement agreement. As a result of these arrangements, reduction of the liability in future periods through the provision of services to AMR is expected to result in us recognizing additional revenue for such periods.

Amounts shown are net of tax utilizing our combined federal and state marginal tax rate of approximately 36%. The associated tax benefits are expected to be realized over the next two to five years and payment credits are expected to be used by American from 2013 through 2017, depending on the level of services we provide.

We have disputes against two of our insurance carriers for failing to reimburse defense costs in the American litigation. Both carriers admitted there is coverage, but reserved their rights not to pay should we be found liable for certain of American’s allegations. Despite their admission of coverage, we have only been reimbursed for a small portion of our significant defense costs. We filed suit against the entities in New York state court alleging breach of contract and a statutory cause of action for failure to promptly pay claims. The carriers filed a motion to dismiss the New York lawsuit. Shortly after we filed suit in New York, the insurance carriers filed a declaratory judgment action in federal court in Texas (Fort Worth). We filed a motion to dismiss that action in favor of the first-filed action in New York which was granted on January 17, 2013, leaving the New York state court action as the sole venue. If we prevail, we are entitled to 18% interest on all amounts already tendered to the insurance company.

US Airways Litigation (federal court claim)—On April 21, 2011, US Airways brought federal antitrust claims in the U.S. District Court for the Southern District of New York alleging that we engaged in an anticompetitive conspiracy and exclusionary conduct to protect us from competition. On August 11, 2011, we filed a motion to dismiss seeking to have US Airways’s claims dismissed. On September 12, 2011, the court dismissed two of the four counts. The order also required US Airways to amend its two remaining counts to provide further alleged factual support for its allegations, which it did on September 23, 2011. On October 6, 2011, we filed a motion to dismiss seeking to have one of US Airways’ amended counts dismissed, which was denied by the court on November 21, 2011. This was not a ruling on the substance of the claim. On December 19, 2011, we filed our answer to US Airways’ claim. On January 18, 2013, Sabre filed a motion for leave to file an antitrust counterclaim against US Airways alleging that US Airways engaged in an anticompetitive conspiracy against Sabre. The claim seeks damages and injunctive relief. US Airways filed a motion opposing our motion for leave on grounds that the amendment would be futile on February 22, 2013. No trial date has been set.

We deny US Airways’ allegations and intend to continue to aggressively defend against the claim and to pursue our own legal rights as warranted. Although we do not believe that the outcome of the proceedings will result in a material impact on our business or financial condition, litigation is by its nature uncertain. We are unable to estimate a potential loss or range of loss, if any, if a favorable resolution of the matter is not reached. If

US Airways were to prevail, we could be subject to monetary damages, including treble damages under the antitrust laws, as well as injunctive relief, any of which could have a material adverse effect on our business, financial condition and results of operations. If injunctive relief were granted, depending on its scope it could affect the manner in which GDSs operate and potentially force GDS operators to make changes to existing business models. For the year ended December 31, 2012, US Airways accounted for less than 5% of our consolidated revenue.

Department of Justice Investigation—On May 19, 2011, we received a civil investigative demand (“CID”) from the U.S. Department of Justice (“DoJ”) investigating alleged anticompetitive acts related to our GDS similar to those alleged in both the American and US Airways suits. We are fully cooperating with the DoJ investigation and are unable to make any prediction regarding its outcome. The DoJ is also investigating other companies that own GDSs, and it has sent CIDs to other companies in the travel industry. Based on its findings in the investigation, the DoJ may close the file, it may seek some type of consent decree to remedy issues it believes violate the antitrust laws, or may file suit against us for violating the antitrust laws and to seek impose fines and injunctive relief against us.

Hotel Related Antitrust Proceedings

On August 20, 2012, two individuals alleging to represent a putative class of bookers of online hotel reservations sued Sabre Holdings Corporation, Travelocity.com LP, and several other online travel companies and hotel chains in the United States District Court for the Northern District of California, alleging federal and state antitrust and related claims. The complaint alleges generally that the defendants conspired together to enter into illegal agreements relating to the price of hotel rooms. Over 30 copy-cat suits have been filed in various courts around the country. In December the Multi-District Litigation Panel consolidated these cases in a US District Court in the Northern District of Texas. Additional copy-cat suits may be filed in the future. We deny any conspiracy or any anti-competitive actions and we intend to aggressively defend against the claims and to pursue our own legal rights as warranted.

Indian Income Tax Litigation

We are currently a defendant in income tax litigation brought by the Indian Director of Income Tax (“DIT”) in the Supreme Court of India. The dispute arose in 1999 when the DIT asserted that we have a permanent establishment within the meaning of the Income Tax Treaty between the United States and the Republic of India and accordingly issued tax assessments for assessment years ending March 1998 and March 1999, and later issued further tax assessments for assessment years ending March 2000 through March 2006. We appealed the tax assessments and the Indian Commissioner of Income Tax Appeals returned a mixed verdict. We filed further appeals with the Income Tax Appellate Tribunal, or the ITAT. The ITAT ruled in our favor on June 19, 2009 and July 10, 2009, stating that no income would be chargeable to tax for assessment years ending March 1998 and March 1999, and from March 2000 through March 2006. The DIT appealed those decisions to the Delhi High Court, which found in our favor on July 19, 2010. The DIT has appealed the decision to the Supreme Court of India and no trial date has been set.

We intend to continue to aggressively defend against these claims. Although we do not believe that the outcome of the proceedings will result in a material impact on our business or financial condition, litigation is by its nature uncertain. If the DIT were to fully prevail on every claim, we could be subject to taxes, interest and penalties of approximately $28 million, which could have a material adverse effect on our business, financial condition and results of operations. We do not believe this outcome is probable and therefore have not made any provisions or recorded any liability for the potential resolution of this matter.

Litigation Relating to Routine Proceedings

We are also engaged from time to time in other routine legal and tax proceedings incidental to our business. We do not believe that any of these routine proceedings will have a material impact on the business or our financial condition.

22.    Segment Information

Our reportable segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

Our business has three reportable segments: Travel Network, Airline and Hospitality Solutions, and Travelocity. Airline and Hospitality Solutions aggregates the Airline Solutions and Hospitality Solutions operating segments as these operating segments have similar economic characteristics, generate revenues on transaction-based fees, incur the same types of expenses and use our SaaS based and hosted applications and platforms to market to the travel industry.

Our CODM utilizes gross margin and Adjusted EBITDA as the measures of profitability to evaluate performance of our segments and allocate resources. Segment results do not include unallocated expenses or interest expenses which are centrally managed costs. Benefits expense, including pension expense, postretirement benefits, medical insurance and workers’ compensation are allocated to the segments based on headcount. Depreciation expense on the corporate headquarters building and related facilities costs are allocated to the segments through a facility fee based on headcount. Corporate includes certain shared expenses such as accounting, human resources, legal, corporate systems, and other shared technology costs. Corporate also includes all amortization of intangible assets and any related impairments that originate from purchase accounting, as well as stock based compensation expense, restructuring charges, legal reserves, occupancy taxes and other items not identifiable with one of our segments.

We account for significant intersegment transactions as if the transactions were with third parties, that is, at estimated current market prices. The majority of the intersegment revenues and cost of revenues are between Travelocity and Travel Network, consisting mainly of incentives paid, net of data processing fees incurred, by Travel Network to Travelocity for transactions processed through the Sabre GDS, transaction fees paid by Travelocity to Travel Network for transactions facilitated through the Sabre GDS in which the travel supplier pays Travelocity directly, and fees paid by Travel Network to Travelocity for corporate trips booked through the Travelocity online booking technology. In addition, the Airline and Hospitality Solutions pays fees to Travelocity for airline trips booked through the Travelocity online booking technology.

Our CODM does not review total assets by segment as operating evaluations and resource allocation decisions are not made on the basis of total assets by segment.

The performance of our segments is evaluated primarily on Adjusted EBITDA which is not a recognized term under GAAP. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. We define Adjusted EBITDA as income (loss) from continuing operations adjusted for impairment, acquisition related amortization expense, gain (loss) on sale of business and assets, gain (loss) on extinguishment of debt, other, net, restructuring and other costs, litigation and taxes including penalties, stock-based compensation, management fees, depreciation of fixed assets, non-acquisition related amortization, amortization of upfront incentive payments, interest expense, and income taxes.

Segment information for the year ended December 31, 2012, 2011 and 2010 is as follows:

	Year Ended December 31,
	2012	2011	2010
	(Amounts in thousands)
Revenue
Travel Network	$1,795,127	$1,740,007	$1,638,576
Airline and Hospitality Solutions	597,649	522,692	474,342
Travelocity	724,422	775,356	818,591

Total segments	3,117,198	3,038,055	2,931,509
Eliminations	(77,869)	(106,320)	(107,820)
Corporate	(269)	(8)	8,704

Total	$3,039,060	$2,931,727	$2,832,393

Gross margin
Travel Network	$843,568	$772,520	$676,235
Airline and Hospitality Solutions	218,421	184,928	186,183
Travelocity	463,041	511,593	547,287

Total segments	1,525,030	1,469,041	1,409,705
Eliminations	(1,010)	(1,083)	(591)
Corporate	(122,444)	(117,756)	(74,294)

Total	$1,401,576	$1,350,202	$1,334,820

Joint venture equity income, net(a)
Travel Network	$(2,513)	$23,501	$17,871
Airline and Hospitality Solutions	—	—	—
Travelocity	104	148	173

Total	$(2,409)	$23,649	$18,044

Adjusted EBITDA(b)
Travel Network	$768,452	$692,571	$629,983
Airline and Hospitality Solutions	166,282	135,184	147,216
Travelocity	62,023	82,271	98,571

Total segments	996,757	910,026	875,770
Corporate	(212,174)	(185,304)	(178,160)

Total	$784,583	$724,722	$697,610

Depreciation and amortization
Travel Network	$36,659	$33,705	$36,521
Airline and Hospitality Solutions	52,010	31,930	20,113
Travelocity	41,842	45,921	42,903

Total segments	130,511	111,556	99,537
Corporate	187,172	183,984	182,087

Total	$317,683	$295,540	$281,624

Adjusted capital expenditures(c)
Travel Network	$45,262	$54,451	$39,393
Airline and Hospitality Solutions	162,464	96,751	62,900
Travelocity	26,085	44,288	46,428

Total segments	233,811	195,490	148,721
Corporate	36,704	28,519	16,224

Total	$270,515	$224,009	$164,945

(a)	Joint venture equity income, net is presented net of joint venture goodwill impairment charges and amortization expense associated with joint venture intangible assets.

(b)	The following tables set forth the reconciliation of Adjusted EBITDA to loss for continuing operations in our statement of operations:

	Year Ended December 31,
	2012	2011	2010
	(Amounts in thousands)
Adjusted EBITDA	$784,583	$724,722	$697,610
Less Adjustments:
Depreciation and amortization of property and equipment(1a)	137,511	125,063	113,449
Amortization of capitalized implementation costs(1b)	20,855	11,365	8,162
Amortization of upfront incentive payments(2)	36,527	37,748	26,571
Interest expense, net	242,948	181,292	204,348
Impairment(3)	608,230	185,240	401,400
Acquisition related amortization expense(1c)	162,517	162,312	163,213
Gain on sale of business and assets	(25,850)	—	—
Other, net(4)	7,808	(2,953)	(3,150)
Restructuring and other costs(5)	6,862	14,708	15,672
Litigation and taxes, and penalties(6)	415,672	21,601	1,601
Stock-based compensation	9,834	7,334	5,302
Management fees(7)	7,769	7,191	6,730
(Benefit) provision for income taxes	(202,179)	56,573	70,151

Loss from continuing operations	$(643,921)	$(82,752)	$(315,839)

(1)	Depreciation and amortization expenses (see Note 2, Summary of Significant Accounting Policies for associated asset lives):

a.	Depreciation and amortization of property and equipment represents depreciation of property and equipment, including internally developed software.

b.	Amortization of capitalized implementation costs represents amortization of up-front costs to implement new customer contracts under our SaaS and hosted revenue model.

c.	Acquisition related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date and amortization of the excess basis in our underlying equity in joint ventures.

(2)	Our Travel Network business at times makes upfront cash payments to travel agency subscribers at inception or modification of a service contract which are capitalized and amortized over an average expected life of the service contract to cost of revenue, generally over three to five years. Such payments are made with the objective of increasing the number of clients, or to ensure or improve customer loyalty. Our service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentives provided. The service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have repayment terms if those objectives are not met.

(3)	Represents impairment charges to assets (see Note 8, Goodwill and Intangible Assets) as well as $24 million in 2012, representing our share of impairment charges recorded by one of our equity method investments, Abacus.

(4)	Other, net primarily represents foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency.

(5)	Restructuring and other costs represents charges associated with business restructuring and associated changes implemented which resulted in severance benefits related to employee terminations, integration and facility opening or closing costs and other business reorganization costs.

(6)	Litigation and taxes, including penalties represents charges or settlements associated with airline antitrust litigation as well as payments or reserves taken in relation to certain retroactive hotel occupancy and excise tax disputes (see Note 21, Commitments and Contingencies).

(7)	We have been paying an annual management fee to TPG and Silver Lake in an amount equal to the lesser of (i) 1% of our Adjusted EBITDA and (ii) $7 million. This also includes reimbursement of certain costs incurred by TPG and Silver Lake.

(c)	Includes capital expenditures and capitalized implementation costs as summarized below:

	Year Ended December 31,
	2012	2011	2010
	(Amounts in thousands)
Additions to property and equipment	$193,262	$164,900	$130,457
Capitalized implementation costs	77,253	59,109	34,488

Adjusted capital expenditures	$270,515	$224,009	$164,945

Transaction-based revenue accounted for approximately 90%, 93% and 93% of our Travel Network revenue for the years ended December 31, 2012, 2011 and 2010, respectively. Transaction-based revenue accounted for approximately 67%, 66% and 66% of our Airline and Hospitality Solutions revenue for the years ended December 31, 2012, 2011 and 2010, respectively. Transaction-based revenue accounted for approximately 87%, 87% and 85% of our Travelocity revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

We have operations with foreign revenue and long-lived assets in approximately 135 countries. Our revenues and long-lived assets, excluding goodwill and intangible assets, by geographic region are summarized below. Revenues are attributed to countries based on the location of the customer.

	Year Ended December 31,
	2012	2011	2010
	(Amounts in thousands)
Revenue
United States	$1,857,771	$1,754,837	$1,727,118
Europe	534,808	527,440	524,425
All other	646,481	649,450	580,850

Total	$3,039,060	$2,931,727	$2,832,393

	As of December 31,
	2012	2011
	(Amounts in thousands)
Long-lived assets
United States	$716,917	$666,558
Singapore	127,438	157,415
Europe	21,894	47,371
All other	25,475	15,351

Total	$891,724	$886,695

23.    Subsequent Events

We have evaluated subsequent events through January 21, 2014, the issuance date of our consolidated financial statements.

Federal Income Tax Net Operating Loss Carryfoward—Travelocity Intercompany Debt Cancellation—The company’s U.S. federal income tax net operating loss carryforward at the beginning of 2013 was approximately $1.6 billion. At December 2013, due in large part to the reversal of a significant timing difference of approximately $1.3 billion, we expect to incur a significant reduction to our US NOL balance.

Technology Restructuring—In the fourth quarter of 2013, we implemented a restructuring plan to simplify our Technology organization, to better align costs with our current business, reduce our spend on third party resources, and to increase focus on product development. The majority of this plan will be completed by the end of the first quarter of 2014. As a part of this restructuring plan we will reduce our workforce by approximately 350 employees and expect to record a charge totaling approximately $8 million.

Travelocity Restructuring—In the fourth quarter of 2013, we implemented a plan to restructure the European portion of the Travelocity business. This plan involves establishing Travelocity Europe as a stand-alone operational entity, separating processes from the North America operations, while adding efficiencies to streamline the European operations. Travelocity will continue to be managed as one operating segment. We estimate additional restructuring charges of approximately $6 million will be recorded relative to this plan in the fourth quarter, which we expect to complete by the end of 2014.

Holiday Autos—In June 2013, we completed the sale of certain assets of our Holiday Autos operations to a third party. In November 2013 we completed the closure of the remainder of the Holiday Autos business such that it represents a discontinued operation. The results of Holiday auto will be removed from continuing operations during the fourth quarter of 2013. The impact is not material to our results of operations.

We evaluate events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, we did not identify any additional recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

SABRE CORPORATION

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

December 31, 2012, 2011 and 2010

(In Millions)

	Balance at Beginning of Period	Charged to Expense or Other Accounts	Write-offs and Other Adjustments	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2012	$36.5	$4.8	$(9.9)	$31.4
Year ended December 31, 2011	$37.1	$8.7	$(9.3)	$36.5
Year ended December 31, 2010	$50.7	$4.5	$(18.1)	$37.1

Valuation Allowance for Deferred Tax Assets
Year ended December 31, 2012	$227.4	$51.4	$(10.4)	$268.4
Year ended December 31, 2011	$236.4	$(6.5)	$(2.5)	$227.4
Year ended December 31, 2010	$246.4	$3.6	$(13.6)	$236.4

Reserve for Value-Added Tax Receivables
Year ended December 31, 2012	$40.4	$(3.3)	$(0.4)	$36.7
Year ended December 31, 2011	$43.2	$(1.3)	$(1.5)	$40.4
Year ended December 31, 2010	$42.3	$(1.7)	$2.6	$43.2

Sabre Corporation

Until                     , 2014 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses (except for the SEC registration fee, FINRA filing fee and stock exchange listing fee) payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee		$12,880
FINRA filing fee		15,500
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended (“DGCL”) allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or engaged in a transaction from which the director obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or, (ii) to the extent that such person is a present or former director or officer of a corporation, such person is successful on the merits or otherwise in defense of any action, suit or proceeding. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event such person is adjusted to be liable to the corporation, unless a court determines that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions to the full amount of the dividend unlawfully paid or the purchase or redemption of the corporation’s stock, with interest from the time such liability accrued. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, to be filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, the company has issued and sold the following securities without registration under the Securities Act.

2019 Notes Issuance

On May 9, 2012, Sabre GLBL issued $400 million aggregate principal amount of the Initial 2019 Notes, bearing interest at a rate of 8.5% per annum to Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Barclays Capital Inc., Natixis Securities Americas LLC and Mizuho Securities USA Inc. (collectively, the “Initial Purchasers”) for aggregate consideration of $393 million representing an aggregate underwriting discount of $7 million from the aggregate offering price of $400 million at which the Initial Purchasers subsequently resold the Initial 2019 Notes to investors.

On September 27, 2012, Sabre GLBL issued an additional $400 million aggregate principal amount of senior secured notes due 2019, bearing interest at a rate of 8.5% per annum to the Initial Purchasers at an issue price of 103.5%, plus accrued and unpaid interest from May 9, 2012 (the “Add-On 2019 Notes”), for aggregate consideration of $408.5 million with respect to such $400 million of senior secured notes due 2019 representing an aggregate underwriting discount of $5.5 million from the aggregate offering price of $414 million at which the Initial Purchasers subsequently resold the Add-On 2019 Notes to investors.

For each of the offerings, the sale to the Initial Purchasers was made in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act. The Initial Purchasers resold the notes (i) to qualified institutional buyers in compliance with Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act.

Option, Restricted Stock and RSU Issuances

Since January 1, 2011, we granted options to purchase an aggregate of 6,500,846 shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $8.18 to $14.01 per share.

Since January 1, 2011, we granted 354,191 shares of restricted stock and 1,520,938 restricted stock units to be settled in shares of our common stock under our equity compensation plans. In addition, during the year ended December 31, 2013 and 2012, we issued 40,120 and 67,543 restricted stock units, respectively, pursuant to a restricted stock unit agreement.

During the year ended December 31, 2011, we issued 255,686 shares of our common stock upon exercise of vested options for aggregate consideration of $1,200,620 under our equity compensation plans.

During the year ended December 31, 2012, we issued 718,006 shares of our common stock upon exercise of vested options for aggregate consideration of $2,696,019.41 under our equity compensation plans.

During the year ended December 31, 2013, we issued 596,285 shares of our common stock upon exercise of vested options for aggregate consideration of $2,933,089.15 under our equity compensation plans.

We deemed the grants of stock options, restricted stock and RSUs and the issuances of shares of common stock upon the exercise of stock options described above as exempt from registration pursuant to Section 4(a)(2) of the Securities Act or in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us. For each of the transactions listed above, stock certificates were not issued, but appropriate legends were included at each issuance under the management stockholders agreement. There were no underwriters employed in connection with any of the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth beginning on page II-7 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: The following Financial Statement Schedule is included herein: Schedule II—Valuation and Qualifying Accounts, starting on page F-100.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Southlake, State of Texas on January 21, 2014.

SABRE CORPORATION

/s/ Thomas Klein
By: Thomas Klein Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Sabre Corporation whose signature appears below constitutes and appoints Sterling L. Miller, Richard A. Simonson and Richard L. Wessels, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas Klein Thomas Klein	President, Chief Executive Officer and Director (principal executive officer)	January 21, 2014

/s/ Richard A. Simonson Richard A. Simonson	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	January 21, 2014

/s/ Lawrence W. Kellner Lawrence W. Kellner	Chairman and Director	January 21, 2014

Timothy Dunn	Director

Michael S. Gilliland	Director

/s/ Gary Kusin Gary Kusin	Director	January 21, 2014

/s/ Greg Mondre Greg Mondre	Director	January 21, 2014

/s/ Joseph Osnoss Joseph Osnoss	Director	January 21, 2014

/s/ Karl Peterson Karl Peterson	Director	January 21, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of Sabre Corporation.

3.2*	Form of Amended and Restated Bylaws of Sabre Corporation.

4.1*	Form of Stock Certificate.

4.2	Reserved.

4.3	Second Supplemental Indenture, dated as of March 13, 2006, between Sabre Holdings Corporation and SunTrust Bank, as Trustee.

4.4	Form of Senior Note due 2016 of Sabre Holdings Corporation (included in Exhibit 4.3).

4.5	Indenture, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent with respect to the 8.500% Senior Secured Notes due 2019.

4.6	Form of 8.500% Senior Secured Note due 2019 of Sabre Inc. (included in Exhibit 4.5).

4.7	First Supplemental Indenture dated as of December 31, 2012, among Sabre Inc., TVL Common, Inc., as subsidiary guarantor, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee.

5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

10.1	Loan Agreement, dated March 29, 2007, between Sabre Headquarters, LLC, as borrower, and JPMorgan Chase Bank, N.A., as lender.

10.2	Amendment and Restatement Agreement, dated as of February 19, 2013, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, the lenders party thereto, Deutsche Bank AG New York Branch, as administrative agent and Bank of America, N.A. as successor administrative agent.

10.3	Amended and Restated Guaranty, dated as of February 19, 2013, among Sabre Holdings Corporation, certain subsidiaries of Sabre Inc. from time to time party thereto and Bank of America, N.A., as administrative agent.

10.4	Amended and Restated Pledge and Security Agreement, dated as of February 19, 2013, among Sabre Holdings Corporation, Sabre Inc., certain subsidiaries of Sabre Inc. from time to time party thereto and Bank of America, N.A., as administrative agent for the secured parties.

10.5	First-Lien Intercreditor Agreement, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the other grantors party thereto, Deutsche Bank AG New York Branch, as administrative agent and authorized representative for the Credit Agreement secured parties, Wells Fargo Bank, National Association, as the Initial First-Lien Collateral Agent and initial additional authorized representative, each Additional First-Lien Collateral Agent and each additional Authorized Representative.

10.6	Pledge and Security Agreement, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as collateral agent.

10.7	First Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated as of September 30, 2013, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as incremental term lender and administrative agent.

10.8+	Sovereign Holdings, Inc. Management Equity Incentive Plan adopted June 11, 2007, as amended April 22, 2010.

10.9+	Form of Non-Qualified Stock Option Grant Agreement under Sovereign Holdings, Inc. Management Equity Incentive Plan adopted June 11, 2007, as amended April 22, 2010.

Exhibit Number	Description of Exhibits

10.10+	Form of Travelocity.com LLC Stock Option Grant Agreement.

10.11+	Restricted Stock Grant Agreement dated April 25, 2011, between Sovereign Holdings, Inc. and Carl Sparks.

10.12+	Sovereign Holdings, Inc. Stock Incentive Plan Stock-Settled SARs with Respect to Travelocity Equity, adopted April 5, 2012.

10.13+	Form of Stock Appreciation Rights Grant Agreement under the Sovereign Holdings, Inc. Stock Incentive Plan Stock-Settled SARs with Respect to Travelocity Equity.

10.14+	Amended and Restated Sovereign Holdings, Inc. Stock Incentive Plan for Travelocity’s CEO Stock-Settled SARs with Respect to Travelocity Equity, adopted March 15, 2011, as amended and restated May 3, 2012.

10.15+	Amended and Restated Stock Appreciation Rights Grant Agreement dated May 15, 2012 between Sovereign Holdings, Inc. and Carl Sparks under the Amended and Restated Sovereign Holdings, Inc. Stock Incentive Plan for Travelocity’s CEO Stock-Settled SARs with Respect to Travelocity Equity.

10.16+	Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan adopted September 14, 2012.

10.17+	Form of Non-Qualified Stock Option Grant Agreement under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.18+	Form of Restricted Stock Unit Grant Agreement under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.19+	Restricted Stock Unit Grant Agreement dated November 1, 2012, between Sovereign Holdings, Inc. and Carl Sparks.

10.20+	Form of Restricted Stock Unit Grant Agreement for Non-Employee Directors under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.21+	Form of Non-Qualified Stock Option Grant Agreement for Non-Employee Directors under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.22+	Employment Agreement by and among Sabre Holdings Corporation, Sabre Inc., Sovereign Holdings, Inc. and Thomas Klein dated August 14, 2013.

10.23+	Employment Agreement by and among Sovereign Holdings, Inc., Travelocity.com, L.P. and Carl Sparks dated March 22, 2011.

10.24+	Employment Agreement by and between Sovereign Holdings, Inc. and William Robinson dated December 5, 2013.

10.25+	Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated June 11, 2007.

10.26+	Amendment No. 1 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated December 31, 2008.

10.27+	Amendment No. 2 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated June 26, 2009.

10.28+	Amendment No. 3 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated June 30, 2012.

10.29+	Revision to Amendment No. 3 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated January 9, 2013.

Exhibit Number	Description of Exhibits

10.30+	Employment Agreement by and between Sovereign Holdings, Inc. and Mark Miller dated July 31, 2009.

10.31+	Letter Agreement by and among Sovereign Holdings, Inc., TVL Common, Inc. and Mark Miller, dated April 12, 2013.

10.32+	Employment Agreement by and between Sovereign Holdings, Inc. and Deborah Kerr dated March 7, 2013.

10.33+	Employment Agreement by and between Sovereign Holdings, Inc. and Rick Simonson dated March 5, 2013.

10.34+	Letter Agreement by and between Sovereign Holdings, Inc., and Michael Gilliland, dated September 18, 2013.

10.35+	Employment Agreement by and between Sovereign Holdings, Inc. and Sterling Miller dated July 31, 2009.

10.36+	Employment Agreement by and between Sovereign Holdings, Inc. and Hugh Jones dated July 29, 2009.

10.37+	Employment Agreement by and between Sovereign Holdings, Inc. and Greg Webb dated February 2, 2011.

21.1*	List of Subsidiaries.

23.1*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP.

24.1	Powers of Attorney (included on signature page).

+	Indicates management contract or compensatory plan or arrangement.
*	To be filed by amendment.